As filed with the Securities and Exchange Commission on January 31, 2025
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AeroVironment, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	3721 (Primary Standard Industrial Classification Code Number)	95-2705790 (I.R.S. Employer Identification Number)
241 18th Street South, Suite 650
Arlington, Virginia 22202
(805) 520-8350
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Melissa Brown
Senior Vice President, General Counsel and Chief Compliance Officer
AeroVironment, Inc.
241 18th Street South
Suite 650
Arlington, Virginia 22202
(805) 520-8350
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
Charles K. Ruck Leah R. Sauter Tessa Bernhardt Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, California 92626 (714) 540-1235	Joshua Klatzkin Joshua Zachariah Blake Liggio Goodwin Procter LLP 1900 N Steet NW Washington, DC 20036 (202) 346-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the enclosed document.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Proxy Statement/Prospectus is not complete and may be changed. We may not distribute the common stock being registered pursuant to this Proxy Statement/Prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JANUARY 31, 2025
PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

On behalf of the board of directors of AeroVironment, Inc. (“AeroVironment”), we are pleased to enclose the accompanying Proxy Statement/Prospectus relating to the business combination of AeroVironment and BlueHalo Financing TopCo, LLC, a Delaware limited liability company (“BlueHalo”). We are requesting that you take certain actions as an AeroVironment stockholder.
On November 18, 2024, AeroVironment entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with BlueHalo, BlueHalo Holdings Parent, LLC, a Delaware limited liability company and sole member of BlueHalo (“Seller”), and Archangel Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AeroVironment (“Merger Sub”) that provides for the combination of AeroVironment and BlueHalo. Pursuant to the merger agreement, Merger Sub will merge with and into BlueHalo, with BlueHalo continuing as a wholly owned subsidiary of AeroVironment and the surviving company of the merger (the “merger”).
If the merger is completed, subject to certain exceptions, all of the equity interests of BlueHalo issued and outstanding immediately prior to the effective time (other than equity interests of BlueHalo held by BlueHalo, Merger Sub or AeroVironment or any of their subsidiaries immediately prior to the effective time, which shall be canceled and extinguished without any conversion thereof (“canceled units”)) shall be automatically converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of AeroVironment (“AeroVironment common stock”) equal to 18,548,698 shares (the “aggregate merger consideration”), which will represent approximately 39.5% of the fully diluted shares outstanding of the pro forma combined company immediately prior to the execution and delivery of the merger agreement. The aggregate merger consideration is subject to downward adjustments, which shall be determined prior to the consummation of the merger (the “closing”), for (i) 1,098,133 shares with respect to certain BlueHalo indebtedness and (ii) certain items of leakage incurred by BlueHalo and its subsidiaries since June 30, 2024 as set forth in the merger agreement. Seller, the sole member of BlueHalo and holder of 100% of the BlueHalo Preferred Units, BlueHalo Common B Units and BlueHalo Common E Units (collectively, “BlueHalo units”), will be entitled to receive a number of shares of AeroVironment common stock equal to the aggregate closing consideration.
AeroVironment will issue the aggregate closing consideration to Seller as sole member of BlueHalo, and immediately thereafter, Seller will liquidate and distribute the aggregate closing consideration to Seller equityholders. Following the closing of the merger and following such liquidation and distribution, it is anticipated that persons who were AeroVironment stockholders and Seller equityholders immediately prior to the merger will own approximately [•]% and [•]% of the combined company, respectively, based on the number of shares of AeroVironment common stock outstanding as of [•], 2025, the latest practicable date prior to the date of this Proxy Statement/Prospectus.
AeroVironment will hold a special meeting of its stockholders in connection with the merger (as may be adjourned or postponed from time to time, the “special meeting”). At the special meeting, AeroVironment stockholders will be asked to consider and vote on proposals to (1) approve the issuance of AeroVironment common stock pursuant to the merger agreement (the “share issuance proposal”) and (2) approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes cast at the special meeting to approve the share issuance proposal. The AeroVironment board of directors unanimously recommends that AeroVironment stockholders vote “FOR” each of the proposals to be considered at the special meeting. Completion of the merger is conditioned on approval of the share issuance proposal.
AeroVironment common stock is traded on the Nasdaq Global Select Market under the symbol “AVAV.” The market price of AeroVironment common stock will fluctuate before the merger, and you should obtain a current stock price quotation for the AeroVironment common stock. BlueHalo units are not currently traded on a national securities exchange.

Your vote is very important. We cannot complete the merger unless the AeroVironment stockholders vote to approve the share issuance proposal. Whether or not you plan to virtually attend the special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares at the special meeting.
This document is a prospectus relating to the AeroVironment common stock to be issued pursuant to the merger and a proxy statement for AeroVironment to solicit proxies for the special meeting. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement and related transactions, followed by a more detailed discussion.
Please carefully read this entire document, including “Risk Factors” beginning on page 22, for a discussion of the risks relevant to the merger.
Sincerely,
Wahid Nawabi
President, Chief Executive Officer and Chairman of the Board
Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this Proxy Statement/Prospectus or has passed upon the adequacy or accuracy of the disclosure in this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.
The date of the accompanying Proxy Statement/Prospectus is [•], 2025, and it is first being mailed or otherwise delivered to AeroVironment stockholders on or about [•], 2025.

AeroVironment, Inc.
241 18th Street South
Suite 650
Arlington, Virginia 22202
(805) 520-8350
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2025
To the Stockholders of AeroVironment, Inc:
We are pleased to invite you to virtually attend the special meeting of stockholders of AeroVironment, Inc., a Delaware corporation (“AeroVironment”), which will be held via live webcast at https://web.lumiconnect.com/216888245 (the “special meeting website”), on [•], 2025 at [•], Eastern Time, for the following purposes:
1.
to vote on a proposal to approve the issuance of shares of AeroVironment’s common stock, par value $0.0001 per share (“AeroVironment common stock”), in the merger contemplated by the Agreement and Plan of Merger, dated as of November 18, 2024, by and among AeroVironment, BlueHalo Financing Topco, LLC (“BlueHalo”), Archangel Merger Sub, LLC (“Merger Sub”), and BlueHalo Holdings Parent, LLC (“Seller”) (as that agreement may be amended from time to time, the “merger agreement”), a copy of which is included as Annex A to the Proxy Statement/Prospectus of which this notice is a part, for purposes of complying with Nasdaq Listing Rule 5635(a) and, in the event such issuance constitutes a change of control, Nasdaq Listing Rule 5635(b) (the “share issuance proposal”); and

2.
to vote on a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (the “adjournment proposal”).

AeroVironment will transact no other business at the special meeting except such business as may properly be brought before the special meeting by or at the direction of the AeroVironment board of directors (the “AeroVironment Board”). References to the special meeting in the Proxy Statement/Prospectus are to such special meeting as adjourned or postponed. Please refer to the Proxy Statement/Prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.
The AeroVironment Board has fixed the close of business on [•], 2025 as the record date for the special meeting. Only AeroVironment stockholders of record at that time are entitled to receive notice of, and to vote at, the special meeting. The eligible AeroVironment stockholder list will be available at the special meeting for examination by any stockholder present at such meeting.
Completion of the merger is conditioned on approval of the share issuance proposal. Approval of the share issuance proposal requires the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of the shares of AeroVironment common stock virtually present in person via the special meeting website or represented by proxy and entitled to vote at the special meeting.
The approval of the adjournment proposal is not a condition to the completion of the merger. The adjournment proposal requires the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of the shares of AeroVironment common stock virtually present in person via the special meeting website or represented by proxy and entitled to vote at the special meeting.
The AeroVironment Board unanimously (a) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, AeroVironment and the holders of shares of AeroVironment common stock, and (b) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The AeroVironment Board unanimously recommends that AeroVironment stockholders vote “FOR” the share issuance proposal and “FOR” the adjournment proposal.
Your vote is very important regardless of the number of shares that you own. Whether or not you expect to attend the special meeting, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the accompanying proxy card or (iii) submitting your accompanying proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting virtually at the special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of AeroVironment common stock who is present at the special meeting may vote virtually at the meeting, thereby canceling any previously delivered proxy. In any event, a proxy may be revoked at any time before the special meeting in the manner described in the accompanying Proxy Statement/Prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
The enclosed Proxy Statement/Prospectus provides a detailed description of the merger, the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read the Proxy Statement/Prospectus, including any documents incorporated by reference, and the annexes in their entirety. If you have any questions concerning the merger or the Proxy Statement/Prospectus or if you would like additional copies or need help voting your shares of AeroVironment common stock, please contact AeroVironment:
AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Investor Relations — Jonah Teeter-Balin
(805) 520-8350 x4278
BY ORDER OF THE BOARD OF DIRECTORS,
Wahid Nawabi
President, Chief Executive Officer and
Chairman of the Board
[•], 2025

ADDITIONAL INFORMATION
AeroVironment files annual, quarterly and current reports, proxy statements and other business and financial information with the U.S. Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from AeroVironment at www.avinc.com. The information contained on, or that may be accessed through, the AeroVironment website is not incorporated by reference into, and is not a part of, this Proxy Statement/Prospectus.
AeroVironment has filed a registration statement on Form S-4 with respect to the shares of AeroVironment common stock to be issued in the merger, of which this Proxy Statement/Prospectus forms a part. As permitted by SEC rules, this Proxy Statement/Prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. You may read the registration statement, including any amendments and exhibits, at the SEC’s website mentioned above. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other documents referred to in this Proxy Statement/Prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.
This Proxy Statement/Prospectus incorporates important business and financial information about AeroVironment from documents that are not attached to this Proxy Statement/Prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Proxy Statement/Prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from AeroVironment at the following address and telephone number:
AeroVironment, Inc.
Attn: Corporate Secretary
241 18th Street South, Suite 650
Arlington, Virginia 22202
(805) 520-8350
If you would like to request any documents, please do so by [•], 2025, which is five business days prior to the date of the special meeting, in order to receive them before the applicable meeting.
For a more detailed description of the information incorporated by reference into this Proxy Statement/Prospectus and how you may obtain it, please see “Where You Can Find More Information.”

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This Proxy Statement/Prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by AeroVironment, constitutes a prospectus of AeroVironment under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of AeroVironment common stock to be issued pursuant to the merger agreement. This Proxy Statement/Prospectus also constitutes a proxy statement for AeroVironment under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Proxy Statement/Prospectus also constitutes a notice of meeting with respect to the special meeting.
You should rely only on the information contained in, or incorporated by reference into, this Proxy Statement/Prospectus. AeroVironment has not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [•], 2025, and you should assume that the information contained in this Proxy Statement/Prospectus is accurate only as of such date.
Further, you should also assume that the information incorporated by reference into this Proxy Statement/Prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this Proxy Statement/Prospectus to AeroVironment stockholders nor the issuance by AeroVironment of shares of AeroVironment common stock pursuant to the merger agreement will create any implication to the contrary.
This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. AeroVironment has supplied all information contained or incorporated by reference into this Proxy Statement/Prospectus relating to AeroVironment and Merger Sub, and BlueHalo has supplied all such information relating to BlueHalo and Seller. AeroVironment and BlueHalo have both contributed to the information related to the merger contained in this Proxy Statement/Prospectus.

GLOSSARY
The following terms have the following meanings in this Proxy Statement/Prospectus:
•
“acquired companies” means, collectively, BlueHalo and each subsidiary of BlueHalo;

•
“AeroVironment” means AeroVironment, Inc., a Delaware corporation;

•
“AeroVironment Board” means the board of directors of AeroVironment;

•
“AeroVironment common stock” means the common stock, par value $0.0001 per share, of AeroVironment;

•
“AeroVironment required vote” means approval of the share issuance proposal by the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of voting power virtually present via the special meeting website or represented by proxy and entitled to vote at the special meeting;

•
“AeroVironment share issuance” means the issuance of shares of AeroVironment common stock pursuant to the terms of the merger agreement;

•
“AeroVironment stockholders” means the holders of AeroVironment common stock;

•
“aggregate closing consideration” equals a number of shares of AeroVironment common stock equal to (i) the aggregate merger consideration minus (ii) the closing leakage share amount to be determined at closing minus (iii) the excess closing indebtedness share amount of 1,098,133 shares;

•
“aggregate merger consideration” equals a number of shares of AeroVironment common stock equal to 18,548,698;

•
“BlueHalo” means BlueHalo Financing Topco, LLC, a Delaware limited liability company, and its consolidated subsidiaries;

•
“BlueHalo Board” means the board of managers of BlueHalo;

•
“BlueHalo equity awards” means Seller incentive units and Seller restricted common units;

•
“BlueHalo units” means, collectively, the BlueHalo preferred units, BlueHalo common B units and BlueHalo common E units;

•
“bylaws” means, with respect to AeroVironment, the Fifth Amended and Restated Bylaws of AeroVironment;

•
“canceled units” means the BlueHalo units held by BlueHalo, Merger Sub or AeroVironment or any direct or indirect Subsidiary of BlueHalo or AeroVironment immediately prior to the effective time;

•
“certificate of incorporation” means, with respect to AeroVironment, the Amended and Restated Certificate of Incorporation of AeroVironment;

•
“closing” means the completion of the merger;

•
“closing date” means the date on which the effective time occurs;

•
“combined company” means AeroVironment immediately following completion of the merger and the other transactions contemplated by the merger agreement;

•
“combined company board” means the board of directors of AeroVironment immediately following completion of the merger and the other transactions contemplated by the merger agreement;

•
“company transaction expenses” means, without duplication (including with respect to duplication of amounts attributable to leakage), the aggregate amount of all out-of-pocket fees, costs and expenses incurred or payable by or on behalf of any acquired company arising from, in connection with or related to the negotiation, preparation, execution and performance of the merger agreement and the transactions contemplated thereby, including (a) third party fees, costs and expenses (including legal, accounting, broker’s, investment bankers, consultant’s, advisor’s and finder’s fees, costs and expenses and amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement) arising from, incurred in connection with or related to the merger agreement or the transactions contemplated thereby prior to the closing date (whether or not such amounts have been invoiced as of or prior to the closing date), (b) any retention or stay bonus, severance or other termination payments, change-in-control, tax gross-up or other similar payments payable to any current or former service providers as a result of or in connection with the merger or any of the other transactions contemplated by the merger agreement (whether paid on or following the closing date), (c) the employer portion of any payroll, employment or similar taxes incurred or to be incurred by AeroVironment or its subsidiaries or any acquired company with respect to any of the payments set forth in the preceding clause (b), solely to the extent payable in respect of Seller incentive units or Seller restricted common units, (d) the premium and any related fees, costs and expenses associated with the D&O Tail Policy, (e) 50% of the premium (inclusive of broker commissions), taxes, underwriting fees and broker fees of the RWI Policy and (f) all other miscellaneous out-of-pocket expenses or costs, in each case, incurred by or on behalf of any acquired company arising from, incurred in connection with or related to the transactions contemplated by the merger agreement;
•
“debt commitment letter” means that certain Amended and Restated Commitment Letter, dated as of December 30, 2024, between the lenders party thereto and AeroVironment;

•
“debt financing” means the financing contemplated by the lenders party to the debt commitment letter;

•
“debt financing commitments” means the commitments under the debt commitment letter and commitments otherwise established pursuant to the terms of the debt commitment letter;

•
“DLLCA” means the Delaware Limited Liability Company Act;

•
“DOJ” means the United States Department of Justice;

•
“effective time” means the effective time of the merger;

•
“excess company transaction expenses” means, as of the effective time, the amount of company transaction expenses incurred or payable by or on behalf of any acquired company that is in excess of $25,000,000;

•
“fee letters” means that certain Initial Arranger Fee Letter, that certain Amended and Restated BofA Fee Letter and that certain Commitment Parties Fee Letter, each dated as of December 30, 2024, each by and among the lenders party thereto and AeroVironment;

•
“FTC” means the United States Federal Trade Commission;

•
“GAAP” means accounting principles generally accepted in the United States;

•
“indebtedness payoff amounts” means the certain indebtedness set forth in BlueHalo’s confidential disclosure schedule;

•
“leakage” means (in each case, excluding any permitted leakage and any amounts included in excess company transaction expenses) the aggregate amount of all distributions or payments of cash or other property made by (including in the case of dividends or distributions amounts declared by) the acquired companies, including any taxes payable by the acquired companies if and to the extent resulting from such distributions, obligations or payments, pursuant to any of the following transactions in the period commencing from (and excluding) June 30, 2024 up to (and including) the closing date: (a) the declaration, making or payment of any dividend or distribution by or on behalf of the acquired companies to Seller, any Seller Members or any of the affiliates of Seller or any Seller Members (other than any of the acquired companies); (b) the repurchase, repayment or redemption of any share capital or loan stock or other securities of BlueHalo or any other return of capital by or on behalf of BlueHalo to Seller or its affiliates (other than any of the acquired companies); (c) the sale, transfer or disposal of any asset (other than inventory sold in the ordinary course of business) of the acquired companies to Seller or its affiliates (other than any of the acquired companies); (d) any guarantee or indemnity relating to any obligation of Seller or any of its affiliates (other than any of the acquired companies) being given by any acquired companies, except in connection with indemnification of the directors, officers or managers of the acquired companies pursuant to contractual agreements or applicable law; (e) the forgiveness, release, discount or waiver of any liability outstanding against Seller or any of its affiliates (other than any of the acquired companies) by any acquired companies (other than pursuant to the merger agreement); (f) the creation of any lien over any assets of any acquired companies in favor of Seller or its affiliates (other than any of the acquired companies); (g) the making of any gift or other gratuitous payment to Seller or its affiliates (other than any of the acquired companies) by any acquired company; (h) full amount of the excess company transaction expenses, regardless of whether such excess company transaction expenses were incurred or made payable prior to June 30, 2024 (notwithstanding anything to the contrary in this definition) and regardless of whether such excess company transaction expenses are paid prior to the effective time; (i) any payment of any nature made or agreed to be made by or on behalf of any acquired company (including any payments to Seller) to or for the benefit of any current or former service provider; and (j) the making of or entering into of any agreement or arrangement relating to any of the foregoing matters;
•
“merger” means the merger of Merger Sub with and into BlueHalo;

•
“merger agreement” means the Agreement and Plan of Merger, dated as of November 18, 2024, by and among AeroVironment, Merger Sub, BlueHalo and Seller;

•
“Merger Sub” means Archangel Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AeroVironment;

•
“Nasdaq” means the Nasdaq Stock Market LLC;

•
“permitted leakage” means any of the following by any acquired company: (i) any other payments, accrual, transfer of assets or assumption of liability to which AeroVironment has given its consent in writing to be treated as permitted leakage or which are otherwise undertaken at the written request of AeroVironment; (ii) payments in connection with certain matters set forth in BlueHalo’s confidential disclosure schedule; (iii) salaries, wages, compensation (including bonuses, commissions or incentive compensation), severance, reimbursements, claims, benefits, fees, expenses or other accrued obligations payable to any current or former service providers (or their dependents or beneficiaries) in their capacities as such in the ordinary course of business consistent with past practice as consideration for services rendered, and any employer taxes the acquired companies are required to pay with respect to the foregoing (in each case, (x) in compliance with the terms of the merger agreement, (y) other than to the extent such payment would constitute an excess company transaction expense, and (z) other than any amounts payable by the acquired companies in respect of the Seller incentive units or Seller restricted common units (to the extent that the vesting or settlement thereof will result in the recognition of taxable income (as ordinary compensation) to the holder of such Seller incentive units or Seller restrictive common units) as a result of or in connection with the transactions contemplated by the merger agreement; (iv) reimbursement of expenses of a service provider in the ordinary course of business consistent with past practice and in accordance with any applicable policies of the acquired companies, (v) the premium and any related fees, costs and expenses associated with the prepaid “tail” insurance policy on BlueHalo’s cybersecurity insurance policy, and (vi) the payment of, or agreement to pay, any tax or the incurring of any obligation to pay any tax, in each case which is or was incurred by any acquired company in connection with or is or was otherwise attributable to the matters set out in clauses (i) to (v) (inclusive) above (to the extent not already included in those clauses);

•
“record date” means [•], 2025;

•
“SEC” means the United States Securities and Exchange Commission;

•
“Seller” means BlueHalo Holdings Parent, LLC, a Delaware limited liability company and sole member of BlueHalo;

•
“Seller Board” means the board of managers of Seller;

•
“Seller common units” means the “Common Equity” of Seller as defined in the Seller LLCA;

•
“Seller distribution” means the distribution of the aggregate closing consideration to the Seller equityholders following the seller liquidation pursuant to the terms of the merger agreement;

v

•
“Seller incentive units” means the “Incentive Units” of Seller as defined in the Seller LLCA;

•
“Seller liquidation” means the complete liquidation of Seller immediately following the effective time pursuant to the terms of the merger agreement;

•
“Seller LLCA” means the Second Amended and Restated Limited Liability Company Agreement of BlueHalo Holdings Parent, LLC dated as of March 1, 2024;

•
“Seller Member” or “Seller equityholder” means a holder of Seller units;

•
“Seller preferred units” means, collectively, the “Preferred A Equity”, “Preferred B Equity” and “Preferred C Equity” of Seller as defined in the Seller LLCA;

•
“Seller restricted common units” means the “Restricted Common Equity” of Seller as defined in the Seller LLCA;

•
“Seller units” means, collectively, the Seller preferred units, the Seller common units and the Seller incentive units;

•
“service provider” means any director, officer, advisor, consultant, independent contractor or employee of BlueHalo and certain of its subsidiaries;

•
“shareholder’s agreement” means the Shareholder’s Agreement, dated as of November 18, 2024, by and among AeroVironment and the Sponsor Members;

•
“special meeting” means the meeting of the AeroVironment stockholders in connection with the merger, as may be adjourned or postponed from time to time;

•
“Sponsor Members” means Arlington Capital Partners V, L.P. and Arlington Capital Partners VI, L.P.; and

•
“surviving company” means BlueHalo as the surviving company of the merger.

All currency amounts referenced in this Proxy Statement/Prospectus are in U.S. dollars.

QUESTIONS AND ANSWERS ABOUT THE MEETING
The following are some questions that you, as a stockholder of AeroVironment, may have regarding the merger and the other matters being considered at the special meeting of AeroVironment stockholders, and brief answers to those questions. You are urged to carefully read this Proxy Statement/Prospectus and the other documents referred to in this Proxy Statement/Prospectus in their entirety. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this Proxy Statement/Prospectus. You may obtain the information incorporated by reference in this Proxy Statement/Prospectus for free by following the instructions in “Additional Information.”
Q:
Why am I receiving this Proxy Statement/Prospectus?

A:
You are receiving this Proxy Statement/Prospectus because AeroVironment, Merger Sub and BlueHalo and the Seller have entered into the merger agreement, pursuant to which, upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into BlueHalo, with BlueHalo continuing as the surviving company of the merger. Upon consummation of the merger and the other transactions contemplated by the merger agreement, BlueHalo will be a wholly owned subsidiary of AeroVironment. Your vote is required in connection with the merger. The merger agreement, which governs the terms of the merger, is attached to this Proxy Statement/Prospectus as Annex A.

In order to complete the merger, AeroVironment stockholders must (a) approve, in accordance with the rules of the Nasdaq, the issuance of shares of AeroVironment common stock in the merger pursuant to the terms of the merger agreement (the “share issuance proposal”), and (b) approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (the “adjournment proposal” and, together with the share issuance proposal, the “proposals”).
This Proxy Statement/Prospectus serves as the proxy statement through which AeroVironment will solicit proxies to obtain the necessary stockholder approval for the AeroVironment share issuance in connection with the merger. It also serves as the prospectus by which AeroVironment will issue shares of its common stock as consideration in the merger.
This Proxy Statement/Prospectus, which you should carefully read in its entirety, contains important information about the merger and the other matters being considered at the special meeting.
Q:
When and where is the special meeting?

A:
The special meeting of AeroVironment’s stockholders will solely be held virtually via live webcast on [•], 2025, beginning at [•], Eastern Time. AeroVironment stockholders will be able to virtually attend and vote at the special meeting by visiting https://web.lumiconnect.com/216888245 (the “AeroVironment special meeting website”). In order to virtually attend and vote at the special meeting, you will need the 11-digit control number located on your proxy card and password of AVAV2025. AeroVironment has retained Equiniti Trust Company, LLC (“Equiniti”) to host the live webcast of the AeroVironment special meeting. On the day of the special meeting, Equiniti may be contacted at (800) 937-5449 or (718) 921-8124, and will be available to answer any questions regarding how to virtually attend the special meeting or if you encounter any technical difficulty accessing or during the special meeting.

Q:
What will Seller receive for its BlueHalo units in the merger?

A:
At the effective time, subject to certain exceptions, Seller, as the holder of BlueHalo units issued and outstanding immediately prior to the effective time (excluding canceled units), in accordance with the terms of the merger agreement, will be entitled to receive a number of shares of AeroVironment common stock equal to the aggregate merger consideration of 18,548,698 shares, subject to a downward adjustment of (i) 1,098,133 shares for the excess closing indebtedness share amount (as defined below) and (ii) an additional amount of shares to be determined at closing equal to the closing leakage share amount (as defined below).

For additional information regarding the consideration to be received in the merger, please see “The Merger Agreement — Merger Consideration and Adjustment.”
Q:
What will holders of BlueHalo equity awards receive in the merger?

A:
At the effective time, AeroVironment will issue the aggregate closing consideration to Seller as sole member of BlueHalo, and immediately thereafter Seller will liquidate and distribute the aggregate closing consideration to Seller equityholders. BlueHalo and AeroVironment will take, or cause to be taken, all actions necessary so that, at the effective time, each Seller incentive unit that is outstanding immediately prior to the effective time, whether vested or unvested, and Seller restricted common unit will become vested and treated as described in “The Merger Agreement — Treatment of BlueHalo Equity Awards.”

Q:
Who will own AeroVironment immediately following the merger?

A:
At the effective time, AeroVironment will issue the aggregate closing consideration to Seller as sole member of BlueHalo, and immediately thereafter Seller will liquidate and distribute the aggregate closing consideration to Seller equityholders. It is anticipated that, upon the closing of the merger and following the Seller liquidation and the Seller distribution, based on the number of shares of AeroVironment common stock outstanding as of [•], 2025 (the latest practicable date prior to the date of this Proxy Statement/Prospectus), current AeroVironment stockholders will hold approximately [•]% and Seller equityholders will hold approximately [•]% of the combined company. The exact equity stake of AeroVironment stockholders and Seller equityholders in the combined company immediately following the effective time will depend on the number of shares of AeroVironment common stock issued and outstanding immediately prior to the effective time and additional adjustments to the aggregate closing consideration for the closing leakage share amount.

Q:
What will be the composition of the board of directors and management of the combined company following the completion of the merger?

A:
At the effective time, the combined company board is expected to consist of ten directors, two of whom may be designated by the Sponsor Members. Pursuant to the shareholder’s agreement, the Sponsor Members will have such designation rights to designate two directors until the Sponsor Members and their affiliates cease to collectively hold and own, directly or indirectly, at least 20% of the issued and outstanding shares of AeroVironment common stock and the Sponsor Members will have the right to designate one director when the Sponsor Members and their affiliates cease to collectively hold and own, directly or indirectly, more than 15%, but less than 20% of the issued and outstanding shares of AeroVironment common stock. Based on the number of shares of AeroVironment common stock outstanding as of [•], 2025, the Sponsor Members are expected to beneficially own up to [•]% of the shares of AeroVironment common stock at the effective time.

Q:
How important is my vote?

A:
Your vote “FOR” each proposal presented at the special meeting is very important and you are encouraged to submit a proxy as soon as possible.

The merger cannot be completed without, among other things, the approval of the share issuance proposal by AeroVironment stockholders.
Approval of the share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of AeroVironment common stock having voting power present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.
Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of AeroVironment common stock having voting power present in person or represented by proxy at the special meeting and entitled to vote on such proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of such proposal
Q:
How does the AeroVironment Board recommend that I vote?

A:
The AeroVironment Board unanimously recommends that AeroVironment stockholders vote “FOR” the share issuance proposal and “FOR” the adjournment proposal. For additional information regarding how the AeroVironment Board recommends that AeroVironment stockholders vote, see the section titled “The Merger — Recommendation of the AeroVironment Board of Directors and Reasons for the Merger.”

Q:
Will the shares of AeroVironment common stock received at the time of completion of the merger be traded on an exchange?

A:
Yes. It is a condition to the consummation of the merger that the shares of AeroVironment common stock issuable in the merger be approved for listing on the Nasdaq, upon official notice of issuance. Following the completion of the merger, it is expected that the common stock of the combined company will continue to trade on the Nasdaq under the stock symbol “AVAV.”

Q:
How will AeroVironment stockholders be affected by the merger?

A:
Upon completion of the merger, each AeroVironment stockholder will hold the same number of shares of AeroVironment common stock that each such stockholder held immediately prior to completion of the merger. As a result of the merger, AeroVironment stockholders will own shares in a larger company with more assets. However, because AeroVironment will be issuing additional shares of AeroVironment common stock, each share of AeroVironment common stock issued and outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of AeroVironment common stock issued and outstanding after the merger.

Q:
What are the material U.S. federal income tax consequences of the merger?

A:
AeroVironment and BlueHalo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the merger so qualifies, subject to the limitations and qualifications described in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger,” Seller generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of its BlueHalo units for AeroVironment common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, including the material U.S. federal income tax consequences to Seller equityholders who receive AeroVironment common stock in the Seller liquidation and the Seller distribution, see “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:
When do AeroVironment and BlueHalo expect to complete the merger?

A:
AeroVironment and BlueHalo currently expect to complete the merger in the first half of calendar year 2025. However, neither AeroVironment nor BlueHalo can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Merger — Regulatory Approvals” and “The Merger Agreement — Conditions to the Completion of the Merger.”

Q:
What happens if the merger is not completed?

A:
If the share issuance proposal is not approved by AeroVironment stockholders or the merger is not otherwise completed for any other reason, Seller will not receive any consideration for the BlueHalo units it owns and the Seller liquidation and the Seller distribution will not occur. Instead, BlueHalo units will remain outstanding and the separate existence of BlueHalo will continue apart from AeroVironment.

Under specified circumstances, AeroVironment or BlueHalo may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement — Termination Fee.”

Q:
Who can vote at, and what is the record date of, the special meeting?

A:
All AeroVironment stockholders who hold shares of AeroVironment common stock of record at the close of business on [•], the record date for the special meeting (the “record date”), are entitled to receive notice of and to vote at the special meeting.

Q:
How many votes may I cast?

A:
Each issued and outstanding share of AeroVironment common stock entitles its holder of record to one vote on each matter to be considered at the special meeting. AeroVironment stockholders of record on the record date are the only AeroVironment stockholders that are entitled to receive notice of, and to vote at, the special meeting.

Q:
What constitutes a quorum at the special meeting?

A:
In order for business to be conducted at the special meeting, a quorum must be present.

A majority of the outstanding shares of AeroVironment common stock, present in person or represented by proxy, will constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.
Q:
What is a proxy?

A:
A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of AeroVironment common stock is referred to as a “proxy card.”

Q:
What do I need to do now?

A:
After you have carefully read and considered the information contained in or incorporated by reference into this Proxy Statement/Prospectus, please submit your proxy via the internet, by telephone or by mail in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received, or complete, sign, date, and return the applicable proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the special meeting.

For additional information on voting procedures, please see “The Special Meeting.”
Q:
How will my proxy be voted?

A:
If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the AeroVironment Board.

For additional information on voting procedures, please see “The Special Meeting.”
Q:
What should I do if I receive more than one set of voting materials for the special meeting?

A:
You may receive more than one set of voting materials for the special meeting, including multiple copies of this Proxy Statement/Prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of AeroVironment common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:
What is the difference between holding shares of record and holding shares as a beneficial owner of shares of AeroVironment common stock?

A:
If your shares of AeroVironment common stock are registered directly in your name with AeroVironment’s registrar and transfer agent, Equiniti, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this Proxy Statement/Prospectus and your proxy card have been sent directly to you by AeroVironment.

If your shares of AeroVironment common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this Proxy Statement/Prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the special meeting.
Q:
If my shares of AeroVironment common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:
No. If your shares of AeroVironment common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of AeroVironment common stock. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. AeroVironment does not expect any broker non-votes at the special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine. As a result, no broker will be permitted to vote your shares of AeroVironment common stock at the special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have no effect on the share issuance proposal and the adjournment proposal.
For additional information on voting procedures, please see “The Special Meeting.”
Q:
What do I do if I am an AeroVironment stockholder and I want to revoke my proxy?

A:
You may revoke the proxy at any time prior to its use by:

•
delivering a written notice to the Corporate Secretary of the company, mailed to the company’s office at 241 18th Street South, Suite 650, Arlington, Virginia 22202;

•
executing and submitting a later-dated proxy;

•
re-voting your shares by telephone or on the internet; or

•
attending the special meeting and voting electronically during the special meeting.

Only the latest validly executed proxy that you submit will be counted.
Q:
Are there any risks that I should consider as an AeroVironment stockholder in deciding how to vote?

A:
Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of AeroVironment contained in the documents that are incorporated by reference into this Proxy Statement/Prospectus.

Q:
What happens if I sell or otherwise transfer my shares of AeroVironment common stock before the special meeting?

A:
The record date is prior to the date of the special meeting. If you sell or otherwise transfer your shares of AeroVironment common stock after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of AeroVironment common stock, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of and the economic interest in your shares of AeroVironment common stock.

Q:
Do any of the officers or directors of AeroVironment have interests in the merger that may differ from or be in addition to my interests as an AeroVironment stockholder?

A:
Yes. In considering the recommendation of the AeroVironment Board that AeroVironment stockholders vote to approve the share issuance proposal, AeroVironment stockholders should be aware that, aside from their interests as stockholders of AeroVironment, certain of AeroVironment’s executive officers have interests in the merger that may be different from, or in addition to, the interests of AeroVironment stockholders generally. The AeroVironment Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the share issuance proposal.

For more information on these interests and quantification of certain of these interests, please see “The Merger — Interests of AeroVironment Directors and Officers in the Merger.”
Q:
If I am an AeroVironment stockholder and I oppose any of the proposals, but all such proposals are approved, what are my rights?

A:
Under Delaware law, AeroVironment stockholders are not entitled to dissenters’ or appraisal rights in connection with any of the proposals as contemplated by the merger agreement.

Q:
Where can I find voting results of the special meeting?

A:
AeroVironment intends to announce its preliminary voting results at the special meeting and disclose its final voting results in a Current Report on Form 8-K that will be filed with the SEC following the special meeting. All reports that AeroVironment files with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:
How can I find more information about AeroVironment?

A:
You can find more information about AeroVironment from various sources described in “Where You Can Find More Information.”

Q:
Who can answer any questions I may have about the special meeting or the transactions contemplated by the merger agreement?

A:
If you have any questions about the special meeting, the merger, the share issuance proposal, or how to submit your proxy, or if you need additional copies of this Proxy Statement/Prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Investor Relations — Jonah Teeter-Balin
(805) 520-8350 x4278

SUMMARY
The following summary highlights selected information described in more detail elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by AeroVironment stockholders at the special meeting more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which AeroVironment refers you. See “Where You Can Find More Information.”
The Parties
AeroVironment, Inc.
AeroVironment designs, develops, produces, delivers and supports a technologically advanced portfolio of intelligent, multi-domain robotic systems and related services for government agencies and businesses. AeroVironment supplies uncrewed aircraft systems (“UAS”), loitering munitions systems (“LMS”), uncrewed ground vehicles (“UGV”) and related services primarily to organizations within the U.S. Department of Defense (“DoD”), other federal agencies and to international allied governments. AeroVironment’s business addresses the increasing value of intelligent, multi-domain robotic systems providing distributed, network-centric intelligence, surveillance and reconnaissance (“ISR”), communications, remote sensing, effects delivery and remote materials handling with innovative UAS, LMS and UGV solutions. With respect to the defense applications for these technologies, nearly 20 years of counterinsurgency operations in regions where U.S. and allied forces benefit from air and technical superiority have driven the demand for a variety of uncrewed systems in the air and on the ground. The recent shift of U.S. and allied defense planning toward countering peer and near-peer adversaries requires a portfolio of capabilities that can operate effectively in areas where the battlespace, including the air, radio frequency spectrum and Global Positioning Satellite (“GPS”) signals, may be contested, driving the need for more intelligent robotic systems capable of autonomous operation.
AeroVironment sells the majority of its UAS and services to organizations within the DoD, including the U.S. Army, Marine Corps, Special Operations Command, Air Force and Navy, and to allied governments. It sells its LMS and related services to organizations within the DoD and allied military forces. It sells its UGV and services to U.S. and allied government military and public safety agencies as well as to commercial entities.
AeroVironment was originally incorporated in California in July 1971 and reincorporated in Delaware in 2006, and its common stock is listed and traded on the Nasdaq under the ticker symbol “AVAV.” AeroVironment’s principal executive office is located at 241 18th Street South, Suite 650, Arlington, Virginia 22202 and its telephone number is (805) 520-8350.
Additional information about AeroVironment and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See “Where You Can Find More Information” beginning on page 163.
Archangel Merger Sub, LLC
Merger Sub, a direct wholly owned subsidiary of AeroVironment, is a Delaware limited liability company formed on November 13, 2024, for the purpose of effecting the merger. Under the merger agreement, Merger Sub will merge with and into BlueHalo, with BlueHalo surviving the merger as the surviving company and a wholly owned subsidiary of AeroVironment. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. Merger Sub’s principal executive office is located at 241 18th Street South, Suite 650, Arlington, Virginia 22202 and its telephone number is (805) 520-8350.
BlueHalo Financing TopCo, LLC
BlueHalo, a Delaware limited liability company, is a holding company that, through its direct and indirect subsidiaries, is a leading provider of advanced defense and intelligence solutions, specializing in multidomain technologies that address some of the most complex challenges faced by the national security community. With a steadfast commitment to innovation, agility, and customer intimacy, BlueHalo delivers cutting-edge products and solutions across the following key mission areas: Counter-Uncrewed Aerial Systems (“C-UAS”) & Autonomous Systems, Uncrewed Maritime Systems, Space, Electronic Warfare (“EW”) & Cyber, and Artificial Intelligence / Machine Learning (“AI/ML”). The principal executive offices of BlueHalo are located at 4601 North Fairfax Drive, Suite 900, Arlington, Virginia 22203 and its telephone number is (703) 718-4050.
BlueHalo Holdings Parent, LLC
The Seller, a Delaware limited liability company, is the sole member of BlueHalo. Pursuant to the merger, AeroVironment will issue all of the aggregate closing consideration to Seller as the sole member of BlueHalo. Immediately following the effective time, Seller will consummate the complete liquidation of Seller and distribute all of the aggregate closing consideration to the Seller equityholders.
The Merger Agreement
AeroVironment, Seller and BlueHalo have entered into the merger agreement attached as Annex A to this Proxy Statement/Prospectus. The AeroVironment Board, BlueHalo Board and the Seller’s board of managers (the “Seller Board”) have approved the merger agreement and the transactions contemplated thereby, including the merger. AeroVironment, BlueHalo and Seller encourage you to read the entire merger agreement carefully because it is the principal legal document governing the merger.
The Merger
Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub will merge with and into BlueHalo, with BlueHalo surviving the merger as the surviving company and a direct, wholly owned subsidiary of AeroVironment.
Merger Consideration
At the effective time, by virtue of the merger and without any further action on the part of any other person, all of the BlueHalo units issued and outstanding immediately prior to the effective time (other than canceled units) will be automatically converted into the right to receive a number of shares of AeroVironment common stock equal to the aggregate closing consideration. The “aggregate closing consideration” equals a number of shares of AeroVironment common stock equal to (i) the aggregate merger consideration (or 18,548,698 shares of AeroVironment common stock) minus (ii) a number of shares of AeroVironment common stock equal to the value of certain items of leakage incurred by BlueHalo and its subsidiaries since June 30, 2024 as of immediately prior to the effective time (such value, the “closing leakage value” and such number of shares, the “closing leakage share amount”) minus (iii) 1,098,133 shares, the number of shares of AeroVironment common stock equal to the value of certain indebtedness of BlueHalo (the “excess closing indebtedness share amount”). For more information regarding the merger consideration and related adjustments, see “The Merger Agreement — Merger Consideration and Adjustment.”
Generally, all fees and expenses incurred in connection with the merger and transactions contemplated by the merger agreement will be the responsibility of the party incurring those expenses. However, each of AeroVironment and Seller will be equally responsible for, 50% of the premium (inclusive of broker commissions), taxes, underwriting fees and broker fees of the AeroVironment-Side Representations and Warranties Insurance Policy (the “RWI Policy”) that was obtained by AeroVironment in connection with the merger agreement and the transactions contemplated thereby. Generally, any company transaction expenses incurred or payable by or on behalf of any acquired company that are in excess of $25 million will be included in the closing leakage value. For more information regarding company transaction expenses, see “The Merger Agreement — Merger Consideration and Adjustment — Pre-Closing Adjustment.”
Treatment of BlueHalo Equity Awards
Effective immediately prior to the closing, all outstanding Seller incentive units and Seller restricted common units will, to the extent unvested and would not otherwise become vested pursuant to the terms of the applicable Seller incentive unit or Seller common unit, as applicable, become vested. For more information, see “The Merger Agreement — Treatment of BlueHalo Equity Awards.”
The Special Meeting
The special meeting of AeroVironment stockholders will be held in a virtual format only and will be accessible through the Internet on [•], 2025 at [•] Eastern Time. You will be able to participate live in the webcast and vote by visiting https://web.lumiconnect.com/216888245. A secure control number that will allow you to participate in the meeting electronically can be found on the enclosed proxy card. For purposes of attendance at the special meeting, all references in this proxy statement to “present in person” or “in person” shall mean virtually present at the special meeting.
The special meeting of AeroVironment stockholders is being held to consider and vote on:
1.
a proposal to approve the issuance of shares of AeroVironment common stock in the merger contemplated by the merger agreement (the “share issuance proposal”) for purposes of complying with Nasdaq Listing Rule 5635(a) and, in the event such issuance constitutes a change of control, Nasdaq Listing Rule 5635(b); and

2.
a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (the “adjournment proposal”).

Completion of the merger is conditioned on approval by AeroVironment stockholders of the share issuance proposal, but not the adjournment proposal.
Only record holders of shares of AeroVironment common stock at the close of business on [•], 2025, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, the only outstanding voting securities of AeroVironment were common stock, and [•] shares of AeroVironment common stock were issued and outstanding, of which approximately [•] were owned and entitled to be voted by AeroVironment directors and executive officers. The AeroVironment directors and executive officers are currently expected to vote their shares in favor of each proposal listed above.
With respect to each proposal listed above, AeroVironment stockholders may cast one vote for each share of AeroVironment common stock that they own as of the record date. Approval of the share issuance proposal requires the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of the shares of AeroVironment common stock present in person or represented by proxy and entitled to vote on the proposal at the special meeting. The adjournment proposal requires the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of the shares of AeroVironment common stock present in person or represented by proxy and entitled to vote on the proposal at the special meeting, regardless of whether there is a quorum.
No business may be transacted at the special meeting unless a quorum is present. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the share issuance proposal, then each of the Chairperson of the meeting and the Chairman of the AeroVironment Board has the power to adjourn the meeting, or, alternatively, AeroVironment stockholders may be asked to approve a proposal to adjourn the special meeting in order to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the date, time and place of the resumption of the meeting are not announced at the adjourned meeting, the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
Recommendation of the AeroVironment Board of Directors; Reasons for the Merger
The AeroVironment Board unanimously recommends that you vote “FOR” the share issuance proposal and “FOR” the adjournment proposal. For a description of some of the factors considered by the AeroVironment Board in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, and additional information on the recommendation of the AeroVironment Board, see “The Merger — Recommendation of the AeroVironment Board and Reasons for the Merger.”
BlueHalo’s Reasons for the Merger
For a description of some of the factors considered by BlueHalo in reaching its decision to enter into the merger agreement, see “The Merger — BlueHalo’s Reasons for the Merger.”
Opinion of AeroVironment’s Financial Advisor
AeroVironment engaged RBC Capital Markets, LLC (“RBC Capital Markets”) as financial advisor to AeroVironment in connection with the merger. As part of this engagement, RBC Capital Markets delivered an opinion, dated November 18, 2024, to the AeroVironment Board as to the fairness, from a financial point of view and as of such date, to AeroVironment of the aggregate merger consideration provided for pursuant to the merger agreement. The full text of RBC Capital Markets’ written opinion, dated November 18, 2024, is attached as Annex B to this Proxy Statement/Prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the AeroVironment Board for the benefit, information and assistance of the AeroVironment Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to AeroVironment and did not address any other terms, conditions, implications or aspects of the merger or the merger agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of AeroVironment to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to AeroVironment or in which AeroVironment might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise. For additional information, see “The Merger — Opinion of AeroVironment’s Financial Advisor.”
Board of Directors and Management of the Combined Company
At the effective time, the board of directors of the combined company is expected to consist of ten members, including (a) eight existing members of the AeroVironment Board and (b) two Sponsor Member designees, subject to certain conditions and qualifications as set forth in the shareholder’s agreement. For additional information, please see “The Merger — Board of Directors and Management of the Combined Company.”
No Appraisal Rights
In accordance with Section 18-210 of the DLLCA and Section 262 of the DGCL, no appraisal rights will be available to holders of BlueHalo units, Seller units or AeroVironment common stock in connection with the merger and the transactions contemplated thereby. For additional information, please see “The Merger — No Appraisal Rights.”
Financing of the Merger
Pursuant to the debt commitment letter, AeroVironment has obtained committed debt financing for the transactions contemplated by the merger agreement from Bank of America, N.A., BofA Securities, Inc. and JPMorgan Chase Bank, N.A. in the form of a term A loan in an aggregate principal amount of $700 million, which, together with proceeds of borrowing under the revolving credit facility or other sources of cash available to AeroVironment, will enable the consummation of the transactions contemplated by the merger agreement, including repayment of the material outstanding indebtedness for borrowed money of BlueHalo and all premiums, fees, costs and expenses of or payable in cash by AeroVironment, Merger Sub or the surviving company on the closing date related to the transactions contemplated by the merger agreement. The consummation of the merger is not conditioned upon AeroVironment’s obtaining of any financing. For additional information, please see “The Merger Agreement — Financing of the Merger.”

Certain Material U.S. Federal Income Tax Consequences of the Merger
AeroVironment and BlueHalo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, subject to the limitations and qualifications described in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger,” Seller generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of its BlueHalo units for AeroVironment common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, including the material U.S. federal income tax consequences to Seller equityholders who receive AeroVironment common stock in the Seller liquidation and the Seller distribution, see “Certain Material U.S. Federal Income Tax Consequences of the Merger.”
Accounting Treatment of the Merger
AeroVironment prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of BlueHalo by AeroVironment under the acquisition method of accounting in accordance with GAAP. AeroVironment will be treated as the acquiror for accounting purposes.
All unaudited pro forma condensed combined financial information contained in this Proxy Statement/Prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of BlueHalo’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of BlueHalo as compared to the unaudited pro forma information included in this Proxy Statement/Prospectus will have the effect of increasing the goodwill recognized related to the merger.
Regulatory Approvals
In connection with the issuance of AeroVironment common stock in the merger, pursuant to the merger agreement, as a condition to closing, AeroVironment must file a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), of which this Proxy Statement/Prospectus forms a part, and such registration statement must be declared effective by the SEC.
Completion of the merger is also conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of all applicable waiting periods, and any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and certain other governmental consents and approvals.
AeroVironment, Merger Sub, Seller and BlueHalo have agreed to, and agreed to cause their respective affiliates, if applicable, to use their respective reasonable best efforts, subject to certain limitations, to (i) file with the United States Federal Trade Commission (“FTC”) and United States Department of Justice (“DOJ”) a Notification and Report Form relating to the merger as required by the HSR Act and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any governmental authority that are required by other applicable antitrust laws and foreign direct investment laws. The process for obtaining the requisite regulatory clearances and approvals for the merger is ongoing. AeroVironment and BlueHalo filed the notifications required under the HSR Act with the Premerger Notification Office of the FTC and the Antitrust Division of the DOJ on December 4, 2024. The waiting period for the HSR notifications expired on January 3, 2025. The regulatory approvals required for completion of the merger are further described under “The Merger Agreement — Regulatory Approvals.”
Employee Matters
Pursuant to the merger agreement, AeroVironment will provide each active employee of the acquired companies who continues in employment with AeroVironment or its subsidiaries after the closing date (a “continuing employee”), for a period extending until the earlier of the termination of such continuing employee’s employment and the first anniversary of the closing date, with (i) a base salary or wage rate and target annual cash bonus opportunity that are no less favorable, in the aggregate, to those provided to such continuing employee as of immediately prior to the closing date, and (ii) employee benefits (other than any severance, retention, change in control, transaction or similar bonuses, deferred compensation, retiree or post-termination health or welfare benefits, defined benefit pension benefits, long-term incentives or equity-based compensation) that are, in AeroVironment’s discretion, after consultation with BlueHalo, either (A) substantially comparable in the aggregate to the employee benefits provided to such continuing employee as of immediately prior to the closing date or (B) substantially comparable to those provided to similarly situated employees of AeroVironment. For more information, see “The Merger Agreement — Employee Matters.”
Listing of AeroVironment Common Stock
It is a condition to the consummation of the merger that the shares of AeroVironment common stock issuable in the merger be approved for listing on the Nasdaq, subject to official notice of issuance.
Shares of AeroVironment common stock currently trade on the Nasdaq under the stock symbol “AVAV,” The common stock of the combined company will remain listed on the Nasdaq following the completion of the merger and is expected to continue to trade under the ticker symbol “AVAV.”
No Solicitation of Alternative Proposals
Subject to certain exceptions, each of Seller, BlueHalo and AeroVironment has agreed, among other restrictions, that it will not, and will cause each of its representatives and, in the case of Seller and BlueHalo, each of the other acquired companies (and each of their respective representatives) and, in the case of AeroVironment, each of its controlled affiliates (and each of their respective representatives) not to, directly or indirectly solicit, initiate or knowingly encourage any submission, proposal or offer that constitutes or that could reasonably be expected to lead to, a BlueHalo or AeroVironment acquisition proposal (as defined herein). For a more detailed discussion of the ability of Seller, BlueHalo and AeroVironment to consider other proposals, please see “The Merger Agreement — Covenants — No Solicitation of Alternative Proposals.”
Permitted Change in Recommendation
The AeroVironment Board may change its recommendation with respect to AeroVironment’s required vote prior to obtaining the AeroVironment required vote (an “AeroVironment Board adverse recommendation change”) in response to a bona fide written AeroVironment acquisition proposal that, among other conditions, the AeroVironment Board determines in good faith constitutes or could reasonably be expected to lead to a superior offer (as defined herein) or an AeroVironment intervening event (as defined herein). AeroVironment may also terminate the merger agreement in order to accept a superior offer (subject to certain conditions, including the payment of a specified termination fee to BlueHalo). Prior to effecting a change in recommendation, the AeroVironment Board must provide Seller and BlueHalo with written notice, initiating a four business day notice period of good faith negotiations with the goal of obviating the need for the AeroVironment Board to effect a change in recommendation. For additional information, please see “The Merger Agreement — Covenants — Permitted Change of Recommendation.”
Conditions to the Completion of the Merger
As more fully described in this Proxy Statement/Prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
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receipt of the written consent of Seller, as the sole member of BlueHalo (the “BlueHalo Member Consent”);

•
receipt of written consent of Seller Members (the “Seller Member Consent”);

•
receipt of the AeroVironment required vote;

•
expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the merger and receipt of all approvals required to be obtained under antitrust and foreign direct investments laws;

•
the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the merger, and no applicable law be in effect which has the effect of making the consummation of the merger illegal or restrains, enjoins or otherwise prohibits the consummation of the merger or would have a material and adverse impact on the benefit of the transactions;
•
the registration statement on Form S-4, of which this Proxy Statement/Prospectus forms a part, becoming effective in accordance with the Securities Act, no stop order suspending the effectiveness of the registration statement being issued and remaining in effect, and no proceedings seeking a stop order having been commenced or threatened by the SEC;

•
the shares of AeroVironment common stock issuable in accordance with the merger agreement being approved for listing on Nasdaq, subject to official notice of issuance;

•
the absence of any notice from a Cognizant Security Agent (as defined in 32 C.F.R. § 117.3(b)) informing any party in writing of its intention to invalidate, terminate, revoke or suspend any facility security clearances of an acquired company if the consummation of the merger occurs;

•
the accuracy of all representations and warranties made by the parties in the merger agreement (subject in most cases to materiality or material adverse effect qualifications), and receipt of an officer’s certificate from each of AeroVironment, Seller and BlueHalo (as applicable) attesting thereto;

•
the performance of and compliance by all parties in all material respects with their respective obligations under the merger agreement, and receipt of an officer’s certificate from each of AeroVironment, Seller and BlueHalo (as applicable) attesting thereto; and

•
the absence of a material adverse effect with respect to AeroVironment and BlueHalo (as applicable), and receipt of an officer’s certificate from each of AeroVironment, Seller and BlueHalo (as applicable) attesting thereto.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the effective time (notwithstanding receipt of the AeroVironment required vote (unless noted below)) under the following circumstances:
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By mutual written consent of AeroVironment and Seller;

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By AeroVironment or Seller if:

•
the closing has not occurred by August 18, 2025 (the “end date”), which date will be automatically extended until February 18, 2026 if as of the end date all conditions to the merger agreement are satisfied (other than those conditions that by their terms are to be satisfied, and are capable of being satisfied, at the closing) or waived (where permissible pursuant to applicable law), other than certain conditions relating to regulatory filings (including under applicable antitrust and foreign direct investment laws) or an order restraining the consummation of the merger, except that this right to terminate the merger agreement will not be available to any party whose action or failure to act has been the primary cause of the failure of the closing to have occurred prior to the end date;

•
a governmental authority of competent jurisdiction has issued a final and non-appealable order that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or

•
the AeroVironment required vote has not been obtained at the special meeting, or at any adjournment thereof, at which a vote on obtaining the AeroVironment required vote was taken, except that this right to terminate the merger agreement will not be available to any party where a failure to obtain the AeroVironment required vote was primarily caused by a material breach by such party of any representation, warranty, covenant or other agreement contained in the merger agreement.

•
By AeroVironment if:

•
either Seller or BlueHalo has breached any of its covenants or obligations contained in the merger agreement or if any representation or warranty of Seller or BlueHalo has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy, except that if such inaccuracy or breach is curable by BlueHalo or Seller during the 30-day period after AeroVironment delivers written notice of such inaccuracy or breach to Seller or BlueHalo, then AeroVironment may not terminate the merger agreement as a result of such inaccuracy or breach prior to the expiration of the 30-day period;

•
at any time prior to the AeroVironment required vote having been obtained, (i) the AeroVironment Board authorizes AeroVironment to enter into a AeroVironment acquisition proposal with respect to a superior offer and (ii) concurrently with the termination of the merger agreement, AeroVironment enters into such AeroVironment acquisition proposal with respect to a superior offer; or

•
Seller has not delivered (i) the Seller Member Consent within two business days of the registration statement on Form S-4 becoming effective, or (ii) the BlueHalo Member written consent within twenty-four hours after the delivery of the Seller Member Consent.

•
By Seller if:

•
AeroVironment has breached any of its covenants or obligations contained in the merger agreement or if any representation or warranty of AeroVironment has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy, except that if such inaccuracy or breach is curable by AeroVironment during the 30-day period after BlueHalo delivers written notice of such inaccuracy or breach to AeroVironment, then Seller may not terminate the merger agreement as a result of such inaccuracy or breach prior to the expiration of the 30-day period, except that this right to terminate the merger agreement will not be available if Seller or BlueHalo is then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach would be the primary cause of the failure of the corresponding condition to the closing to be satisfied; or

•
at any time prior to the AeroVironment required vote having been obtained, the AeroVironment Board, or any committee thereof, makes an AeroVironment Board adverse recommendation change.

Termination Fee
AeroVironment may be obligated to pay Seller a termination fee of $200 million (the “termination fee”) if the merger agreement is terminated (in each case subject to certain conditions):
•
by Seller following an AeroVironment Board adverse recommendation change;

•
by AeroVironment pursuant to a superior offer; or

•
by either Seller or AeroVironment if the AeroVironment required vote has not been obtained at the special meeting, or at any adjournment thereof, at which a vote on obtaining the AeroVironment required vote was taken, if:

•
prior to the receipt of the AeroVironment required vote, an AeroVironment acquisition proposal for 50% of AeroVironment has been made generally or is publicly disclosed and not withdrawn; and

•
within nine months after such termination, AeroVironment has entered into a definitive agreement in respect of such AeroVironment acquisition proposal that is subsequently consummated.

Specific Performance
The rights and remedies of the parties are cumulative (and not alternative), but in no event will Seller or BlueHalo be entitled to both (i) equitable relief ordering AeroVironment to complete the merger and

(ii) the payment of the termination fee. Each of the parties to the merger agreement agrees that irreparable damage would occur in the event that any provision of the merger agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that each party will be entitled to injunctive relief to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement.
Closing and Effective Time of the Merger
Unless the parties agree in writing otherwise, the closing of the merger will take place no later than the third business day after the satisfaction or waiver of the last conditions to the closing to be satisfied or (to the extent permissible) waived (other than those conditions that by their nature must be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permissible) of such conditions) in accordance with the merger agreement, except that if the closing would otherwise occur during the last 15 calendar days of AeroVironment’s fiscal quarter, AeroVironment has the option, in its sole discretion, upon prior written notice to BlueHalo, to elect to postpone the closing until the first business day following the last date of such AeroVironment fiscal quarter (subject to the satisfaction or waiver of the conditions to the closing at such time).
Upon the terms and subject to the conditions set in the merger agreement, at the effective time, Merger Sub will be merged with and into BlueHalo, and the separate existence of Merger Sub will cease and BlueHalo will continue as the surviving company of the merger.
Concurrently with the closing, the parties will file with the Secretary of State of the State of Delaware a certificate of merger and other required filings or recordings, pursuant to the relevant provisions of the DLLCA, to effect the merger. The merger will become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware, unless otherwise agreed by AeroVironment and Seller and specified in the certificate of merger. Please see “The Merger Agreement — Conditions to the Completion of the Merger.”
Interests of AeroVironment Directors and Officers in the Merger
The non-employee directors of AeroVironment do not have any interest in the merger that are different from, or in addition to, the interests of the AeroVironment stockholders.
In considering the recommendation of the AeroVironment Board with respect to the merger, holders of shares of AeroVironment common stock should be aware that certain of AeroVironment’s executive officers may have interests in the merger that may be different from, or in addition to, those of AeroVironment stockholders generally. The AeroVironment Board was aware of and considered these interests, among other matters, in reaching its decision to approve the merger and to recommend that AeroVironment stockholders vote in favor of the proposal. These interests are described in more detail in “The Merger — Interests of AeroVironment Directors and Officers in the Merger.”
Interests of BlueHalo Managers and Officers in the Merger
The BlueHalo Board does not have any interest in the merger that are different from, or in addition to, the interests of the BlueHalo equityholders other than rights to ongoing indemnification and insurance coverage.
Certain of BlueHalo’s executive officers may have interests in the merger that may be different from, or in addition to, those of BlueHalo equityholders generally. These interests include, among others, potential severance benefits, accelerated vesting of equity-based awards in connection with the merger and rights to ongoing indemnification and insurance coverage. See the section entitled “The Merger — Interests of BlueHalo Managers and Officers in the Merger.”
Comparison of Stockholders’ Rights
Seller equityholders receiving AeroVironment common stock from Seller in the Seller liquidation and Seller distribution following the merger will have different rights once they become stockholders of the combined company due to differences between the governing documents of AeroVironment and Seller. These differences are described in more detail in “The Merger — Comparison of Stockholders’ Rights.”
Risk Factors
The transactions contemplated by the merger agreement, including the merger, involve risks. In considering the merger, including whether to vote for the share issuance proposal and the adjournment proposal, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” together with the other information included or incorporated by reference in this Proxy Statement/Prospectus, particularly the risk factors contained in AeroVironment’s Annual Reports on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 163.

MARKET PRICE AND DIVIDEND INFORMATION
AeroVironment’s common stock is listed on the Nasdaq under the symbol “AVAV.”
The high and low trading prices for AeroVironment common stock as of November 18, 2024, the last full trading day prior to the public announcement of the merger, were $197.69 and $189.26, respectively. The closing price for AeroVironment common stock on [•], 2025, the last practicable trading day before the date of this Proxy Statement/Prospectus, was $[•] per share.
As of [•], 2025, there were [•] shares of AeroVironment common stock issued and outstanding.
Because the aggregate merger consideration will not be adjusted for changes in the market price of AeroVironment common stock, the market value of AeroVironment common stock that Seller equityholders will have the right to receive on the date the merger, the Seller liquidation and the Seller distribution is completed may vary significantly from the market value of the AeroVironment common stock that Seller equityholders would receive if the merger, the Seller liquidation and the Seller distribution were completed on the date of this Proxy Statement/Prospectus. As a result, you are encouraged to obtain current market quotations for AeroVironment common stock and to review carefully the other information contained in this Proxy Statement/Prospectus or incorporated by reference herein. No assurance can be given concerning the market price of AeroVironment common stock before or after the effective date of the merger. Please see “Risk Factors” and “Where You Can Find More Information” for the location of information incorporated by reference into this Proxy Statement/Prospectus.
Dividends
AeroVironment has never declared or paid any cash dividends on the AeroVironment common stock and does not anticipate paying cash dividends on the AeroVironment common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the merger, including BlueHalo’s acquisition of VideoRay, LLC subsequent to the periods of pro forma financial information included in this Proxy Statement/Prospectus, and the Financing Transactions (as defined in the section titled, “Unaudited Pro Forma Condensed Combined Financial Information”) as if each had occurred on October 26, 2024, for the purposes of the unaudited pro forma condensed combined balance sheet, and as if the merger, the BlueHalo Acquisitions (as defined in the section titled, “Unaudited Pro Forma Condensed Combined Financial Information”), and the Financing Transactions each occurred on May 1, 2023, the first day of AeroVironment’s fiscal year ended April 30, 2024, for the purposes of the unaudited pro forma condensed combined statements of income (loss). The unaudited pro forma condensed combined financial information has been prepared as follows.
•
The unaudited pro forma condensed combined balance sheet as of October 26, 2024 combines the historical unaudited consolidated balance sheet of AeroVironment as of October 26, 2024 with the BlueHalo Companies’ (as defined below) unaudited consolidated balance sheet as of September 30, 2024.

•
The unaudited pro forma condensed combined statement of income (loss) for the year ended April 30, 2024 combines AeroVironment’s historical statement of income (loss) for the fiscal year ended April 30, 2024 with the BlueHalo Companies’ historical unaudited statement of operations for the twelve months ended March 31, 2024.

•
The BlueHalo Companies’ historical unaudited statements of operations, after reclassifications, for the twelve months ended March 31, 2024 was prepared by summing the BlueHalo Companies’ unaudited statements of operations for the three months ended March 31, 2024, and the BlueHalo Companies’ unaudited statements of operations for the fiscal year ended December 31, 2023, and subtracting the BlueHalo Companies’ unaudited statements of operations for the three months ended March 31, 2023.

•
The unaudited pro forma condensed combined statement of income (loss) for the six months ended October 26, 2024 combines AeroVironment’s historical unaudited statement of income (loss) for the six months ended October 26, 2024 with the BlueHalo Companies’ historical unaudited statements of operations for the six months ended September 30, 2024.

•
The BlueHalo Companies’ historical statement of operations, after reclassifications, for the six months ended September 30, 2024 was prepared by subtracting the unaudited statements of operations for the three months ended March 31, 2024 from the unaudited statements of operations for nine months ended September 30, 2024.

The following selected unaudited pro forma condensed combined financial information should be read in conjunction with AeroVironment’s historical audited and unaudited financial statements incorporated by reference into this Proxy Statement/Prospectus, the BlueHalo financial statements included in this Proxy Statement/Prospectus, and the Eqlipse Technologies, LLC financial statements included in this Proxy Statement/Prospectus. The information set forth below is not necessarily indicative of the results of future operations. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of October 26, 2024
(in thousands)
	Historical		Merger Transaction Accounting Adjustments	Financing Transactions Adjustments
	AeroVironment	BlueHalo Companies			Pro Forma Combined
Cash and cash equivalents	$68,960	$31,608	(860,775)	$859,417	$99,210
Total assets	1,019,085	1,703,558	1,659,127	859,417	5,241,187
Total debt	15,000	567,185	(567,185)	859,417	874,417
Total liabilities	160,688	805,254	(503,977)	859,417	1,321,382
Total mezzanine equity, members’ equity and stockholders’ equity	$858,397	$898,304	$2,163,104	$—	$3,919,805
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
For the Six Months Ended October 26, 2024
(in thousands, except share and per share data)
	Historical		Merger Transaction Accounting Adjustments	Financing Transactions Adjustments
	AeroVironment	BlueHalo Companies			Pro Forma Combined
Revenues	$377,941	$435,056	$—	$—	$812,997
Gross margin	155,105	182,933	(10,731)	—	327,307
Net income (loss)	28,709	(35,265)	(8,744)	(21,974)	(37,274)
Basic net income (loss) per share	$1.03				$(0.82)
Diluted net income (loss) per share	$1.02				$(0.82)
Weighted-average shares outstanding – Basic	27,985,425		17,398,093		45,383,518
Weighted-average shares outstanding – Diluted	28,139,942		17,243,576		45,383,518
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
For the Year Ended April 30, 2024
(in thousands, except share and per share data)
	Historical		Merger Transaction Accounting Adjustments	Financing Transactions Adjustments
	AeroVironment	BlueHalo Companies			Pro Forma Combined
Revenues	$716,720	$885,123	$—	$—	$1,601,843
Gross margin	283,931	364,759	(53,538)	—	595,152
Net income (loss)	59,666	(96,347)	(59,428)	(44,966)	(141,075)
Basic net income (loss) per share	$2.19				$(3.16)
Diluted net income (loss) per share	$2.18				$(3.16)
Weighted-average shares outstanding – Basic	27,203,417		17,398,093		44,601,510
Weighted-average shares outstanding – Diluted	27,327,993		17,273,517		44,601,510

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus contain forward-looking statements within the meaning of the federal securities laws that are not limited to historical facts but reflect AeroVironment’s and/or BlueHalo’s current beliefs, expectations or intentions regarding future events. Statements in this Proxy Statement/Prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” “strategy,” “may,” and other similar expressions or the negative of such words or expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, (i) AeroVironment’s or BlueHalo’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, employment opportunities and mobility, plans and objectives of management and (ii) AeroVironment’s proposed merger with BlueHalo, the expected benefits of the merger, including with respect to the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, the structure of the proposed transaction, the closing date of the merger, plans following the closing of the merger, and the proposed financing of the merger, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which AeroVironment and BlueHalo are unable to predict or control, that may cause actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties also include those set forth under “Risk Factors” included in this Proxy Statement/Prospectus, as well as, among others, risks and uncertainties relating to:
•
the risk that the merger described herein will not be completed or will not provide the expected benefits, or that we will not be able to achieve the cost or revenue synergies anticipated;

•
the failure to timely or at all obtain AeroVironment stockholder approval for the share issuance proposal;

•
the inability to obtain required regulatory approvals for the merger;

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the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger;

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the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all;

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the possible occurrence of an event, change or other circumstance that would give rise to the termination of the merger agreement;

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the risk of shareholder litigation in connection with the merger, including resulting expense or delay in closing of the merger;

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the failure of the merger to close for any other reason;

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the diversion of the attention of AeroVironment and BlueHalo management from ongoing business operations;

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unexpected costs, liabilities, charges or expenses resulting from the merger;

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the risk that the integration of AeroVironment and BlueHalo will be more difficult, time-consuming or expensive than anticipated;

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the risk of customer loss or other business disruption in connection with the merger, or of the loss of key employees;

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the combined company’s competitive position and increased competition, including from firms that have substantially greater resources than the combined company has and, in the uncrewed systems market, from lower-cost consumer drone manufacturers who may seek to enhance their systems’ capabilities over time;

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the fact that unforeseen liabilities of AeroVironment or BlueHalo may exist;

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the risk of doing business internationally;

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the challenging macroeconomic environment, including disruptions in the defense industry;

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changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, changes in either or both the United States and international lending, capital and financial markets and currency fluctuations;

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risks that demand and the supply chain may be adversely affected by military conflict (including in the Middle East, and between Russia and Ukraine), terrorism, sanctions or other geopolitical events globally (including in the Middle East, and conflict between Taiwan and China);

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risks associated with international activities (including trade barriers, particularly with respect to China);

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difficulties managing and/or obtaining sufficient supply from AeroVironment’s and BlueHalo’s distributors, manufacturers and subcontractors;

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risks that AeroVironment may not be able to manage strains associated with its growth;

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dependence on key personnel;

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stock price volatility;

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the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements;

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changes in the growth rates of the markets for the solutions of AeroVironment and BlueHalo;

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AeroVironment’s and BlueHalo’s ability to protect their intellectual property and litigation risks;

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changes in customer relations and preference;

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the failure to innovate in order to keep up with new emerging technologies, which could impact the merged companies’ solutions and ability to attract new, or retain existing, customers; and

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other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of AeroVironment’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other risks as identified from time to time in its SEC reports.

AeroVironment cautions that the foregoing list of factors is not exclusive. Other unknown or unpredictable factors also could have a material adverse effect on AeroVironment’s business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date made and, other than as required by law, neither AeroVironment nor BlueHalo undertake any obligation to update publicly or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS
In addition to the other information included or incorporated by reference in this Proxy Statement/Prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with AeroVironment and its business. These risks can be found in AeroVironment’s Annual Report on Form 10-K for the year ended April 30, 2024, and AeroVironment’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which is filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus. For further information regarding the documents incorporated into this Proxy Statement/Prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this Proxy Statement/Prospectus or in the documents incorporated by reference could have a material adverse effect on AeroVironment’s, BlueHalo’s or the combined company’s businesses, financial condition, cash flows and results of operations.
Risks Relating to the Merger
The merger is subject to closing conditions and may not be completed, the merger agreement may be terminated in accordance with its terms, and we may be required to pay a termination fee upon termination.
The merger is subject to customary closing conditions that must be satisfied or waived prior to the consummation of the merger (the “closing”), including, among other things, (i) the expiration or termination of the waiting period (or any extension thereof) under the HSR Act, and the rules promulgated thereunder, any agreement (including any timing agreement) with the FTC or the DOJ to delay the consummation of, or not to consummate before a certain date, the merger, and the receipt of other specified regulatory approvals and the expiration or termination of applicable waiting periods, (ii) the required approval by AeroVironment’s stockholders, holders of incentive units and restricted common units of Seller (the “Seller Members”) and Seller, as the sole member of BlueHalo, (iii) the accuracy of the respective representations and warranties of each party, subject to certain materiality qualifications, (iv) compliance by the parties with their respective covenants, (v) the absence of any order that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger, (vi) the shares of common stock to be issued in the merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the closing, (vii) the registration statement on Form S-4 of which this Proxy Statement/Prospectus forms a part (the “registration statement”) filed in connection with the merger having become effective in accordance with the provisions of the Securities Act, and not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement that has not been withdrawn, (viii) delivery of certain closing certificates and executed ancillary agreements, (ix) the absence of any material adverse effect with respect to BlueHalo or AeroVironment, (x) receipt of certain waivers or approvals related to Section 280G of the United States Internal Revenue Code of 1986, as amended (the “Code”), (xi) receipt by AeroVironment of executed joinder and lock-up agreements from Seller Members entitled to receive 85% of the aggregate closing consideration, as adjusted, (xii) the absence of any Cognizant Security Agency (as defined in 32 C.F.R. § 117.3(b)) objection that intends to invalidate, terminate, revoke or suspend any facility security clearances of BlueHalo and its subsidiaries if the merger occurs, and (xiii) receipt of all required consents of governmental authorities pursuant to antitrust laws and foreign direct investments laws, as applicable. No assurance can be given that the required shareholder consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the merger is successfully completed within the expected time frame.
Additionally, either party may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by August 18, 2025 (subject to certain conditions and one automatic extension period to February 18, 2026 as set forth in the merger agreement). AeroVironment may be required to pay a termination fee of $200 million to Seller upon termination of the merger agreement under specified circumstances, including (i) termination by the AeroVironment Board if it determines that an intervening event has occurred or the AeroVironment Board has received a proposal to acquire AeroVironment that the AeroVironment Board has determined in good faith constitutes a superior offer pursuant to the terms of the merger agreement (an “alternative sale transaction”), (ii) termination by Seller if the AeroVironment Board exercises its right, subject to certain limitations, to change its recommendation to AeroVironment stockholders with respect to the merger agreement and the merger (a “AeroVironment Board adverse recommendation change”) or (iii) if AeroVironment consummates an alternative sale transaction within nine months of termination of the merger agreement, subject to certain conditions as set forth in the merger agreement.
Moreover, if the merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if AeroVironment stockholders fail to approve the applicable proposals, our ongoing business may be adversely affected and, without realizing any of the expected benefits of having completed the merger, we would be subject to a number of risks, including the following:
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we may experience negative reactions from the financial markets, including negative impacts on our stock price;

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we may experience negative reactions from our customers, suppliers, distributors, other business partners and employees;

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we will be required to pay our costs relating to the merger, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the merger is completed;

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the market price of AeroVironment common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed;

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the merger agreement places certain restrictions on the conduct of our business prior to completion of the merger and such restrictions, the waiver of which are subject to the consent of BlueHalo or Seller, may prevent us from taking actions during the pendency of the merger that would be beneficial; and

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matters relating to the merger (including integration planning) will require substantial commitments of time and resources by management and other key employees, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to us as an independent company.

The business relationships of AeroVironment and BlueHalo may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of AeroVironment or BlueHalo pending and following the merger.
Parties with which AeroVironment or BlueHalo do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with the combined company following the merger. AeroVironment’s and BlueHalo’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than AeroVironment or BlueHalo prior to or following the merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of AeroVironment or BlueHalo, regardless of whether the merger is completed, as well as a material and adverse effect on AeroVironment’s ability to realize the expected cost savings and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.
The consideration payable under the merger agreement will not be adjusted based on our performance.
Under the merger agreement, the aggregate merger consideration payable by us consists of 18,548,698 shares of AeroVironment common stock, subject to downward adjustments as set forth in the merger agreement based on the excess closing indebtedness share amount of 1,098,133 shares and the closing leakage share amount to be determined at closing. The aggregate merger consideration will not be adjusted for changes in the market price of AeroVironment common stock or the economic performance of

AeroVironment or BlueHalo. If the market price of AeroVironment common stock increases or the economic performance of BlueHalo relative to us declines (or the economic performance of BlueHalo relative to us improves), the consideration will not be adjusted to account for any such changes or any effective increase or decrease in the value of the consideration issued or paid under the merger agreement.
AeroVironment is subject to business uncertainties and contractual restrictions, including the risk of litigation, while the merger is pending that may cause disruption and may make it more difficult to maintain relationships with employees, suppliers or customers.
Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on us or BlueHalo, which uncertainties may impair our or BlueHalo’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with us or BlueHalo to seek to change existing business relationships with any of us.
Employee retention and recruitment may be challenging before the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles following the merger. Key employees may depart or prospective key employees may fail to accept employment with us or BlueHalo because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger, any of which could have a material adverse effect on our business, financial condition and results of operations.
The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. The diversion of management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on our business, financial condition and results of operations.
Until the completion of the merger or the termination of the merger agreement in accordance with its terms, we are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to us and our stockholders and may find other transactions or actions impractical to undertake during such period.
During the period between the date of the merger agreement and the closing, which, under the merger agreement, could take until August 18, 2025 (subject to certain conditions and one automatic extension period to February 18, 2026 as set forth in the merger agreement), the merger agreement restricts us from taking specified actions or from pursuing what might otherwise be attractive business opportunities or making other changes to our business, in each case without the consent of BlueHalo or Seller. These restrictions may prevent us from taking actions during the pendency of the merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement.
Additionally, even if the merger agreement does not expressly restrict us from taking a certain action prior to the completion of the merger or the termination of the merger agreement, the pendency of the merger may make it impractical for us to do so. For example, while we may wish to raise capital for strategic or other reasons and would not be prohibited from doing so under the merger agreement, our ability to do so may be limited, or may adversely affect the terms on which we are able to raise such capital.
AeroVironment and BlueHalo must obtain certain regulatory approvals and clearances to consummate the merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.
Completion of the merger is conditioned upon the expiration or early termination of the waiting period relating to the merger under the HSR Act and other similar antitrust laws in certain other countries as well as certain other applicable laws or regulations and the governmental authorizations required to complete the merger having been obtained and being in full force and effect. Although AeroVironment and BlueHalo have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or authorizations will be obtained, and if such authorizations are not obtained, the merger will not be completed.
At any time before or after consummation of the merger, the DOJ or the FTC, any state attorney general, or a governmental authority in another country could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including but not limited to seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the merger or of imposing additional costs or limitations on AeroVironment or BlueHalo following completion of the merger, any of which might have an adverse effect on AeroVironment or BlueHalo following completion of the merger and may diminish the anticipated benefits of the merger.
The merger agreement limits our ability to pursue alternatives to the merger and may discourage a potential competing acquirer of AeroVironment, including the payment by AeroVironment of a termination fee.
The merger agreement contains provisions that, subject to limited exceptions, restrict our ability to directly or indirectly (i) solicit, initiate or knowingly encourage, or take any action to facilitate any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that could reasonably be expected to lead to, a parent acquisition proposal (as defined the merger agreement), (ii) enter into, participate in, cooperate with any person with respect to, maintain or continue any discussions or negotiations relating to, any parent acquisition proposal with any person other than Seller, BlueHalo or their affiliates, (iii) furnish to any person other than Seller, BlueHalo or their affiliates any non-public information in connection with or in response to a parent acquisition proposal, (iv) accept any parent acquisition proposal or enter into any agreement, arrangement, term sheet, letter of intent, or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any parent acquisition proposal or otherwise relating to any parent acquisition proposal, (v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a parent acquisition proposal, (vi) take any action or exempt any person (other than AeroVironment and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or AeroVironment’s organizational or other governing documents, or (vii) resolve, propose or agree to do any of the foregoing. AeroVironment agreed to, and agreed to cause each of its representatives and each of its subsidiaries (and each of their respective representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of the merger agreement with respect to any parent acquisition proposal. AeroVironment may be required to pay a termination fee of $200 million to Seller upon termination of the merger agreement under specified circumstances, including (i) termination by AeroVironment to accept an alternative sale transaction, (ii) termination by Seller due to the occurrence of an AeroVironment Board adverse recommendation change or (iii) if AeroVironment consummates an alternative sale transaction within nine months of termination of the merger agreement, subject to certain conditions as set forth in the merger agreement.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of us from considering or proposing that acquisition, even if it were prepared to pay above market value, or might otherwise result in a potential third-party acquirer proposing to pay a lower price to our stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.
If the merger agreement is terminated and we decide to seek another merger transaction, we may not be able to negotiate or consummate a transaction with another party on terms comparable to, or better than, the terms of the merger agreement.
The merger will involve substantial costs.
We have incurred and expect to incur substantial non-recurring costs associated with the merger and combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to legal, financial and accounting advisors, regulatory and public relations advisors, filing fees, printing costs and other costs and expenses. Portions of these transaction costs are contingent upon the closing occurring, although some have been and will be incurred regardless of whether the merger is consummated.
In addition, the combined company will also incur significant restructuring and integration costs in connection with the integration of AeroVironment and BlueHalo and the execution of our business plan, including costs relating to formulating and implementing integration plans and eliminating duplicative costs, as well as potential employment-related costs. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either us or the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of BlueHalo’s business. While we have assumed a certain level of expenses would be incurred to integrate AeroVironment and BlueHalo and achieve synergies and efficiencies and we continue to assess the magnitude of these costs, many of these expenses are, by their nature, difficult to estimate accurately and there are many factors beyond our control that could affect the total amount or timing of these costs. Although we expect that the elimination of duplicative costs, as well as the realization of strategic benefits, additional income, synergies and other efficiencies should allow the combined company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.
Securities class action and derivative lawsuits may be filed against us, or against our directors, challenging the merger, and an adverse ruling in any such lawsuit may prevent the closing from occurring at all or from occurring within the expected time frame.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Transactions like the merger are frequently subject to litigation or other legal proceedings, including actions alleging that the AeroVironment Board breached their fiduciary duties to our stockholders by entering into the merger agreement. We cannot provide assurance that such litigation or other legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against us, or against the AeroVironment Board, we will defend against them, but we may not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operations or financial position of us or the combined company, including through the possible diversion of each company’s resources or distraction of key personnel.
Lawsuits that may be brought against us, BlueHalo or our or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to enjoin us from consummating the merger. One of the conditions to the closing is that no order, award or judgment by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case, that prohibits or makes illegal the closing. Consequently, if a plaintiff is successful in obtaining an order, award or judgment prohibiting completion of the merger, that order, award or judgment may delay or prevent the closing from being completed within the expected time frame or at all, which may adversely affect our business, financial position and results of operations.
The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.
In general, neither we nor BlueHalo is obligated to complete the merger if there is a material adverse effect impacting the other party between the date of the merger agreement and the closing. However, certain types of changes are excluded from the concept of a “material adverse effect” as it is defined in the merger agreement. Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger, natural disasters, pandemics, other public health events and changes in GAAP. Therefore, if any of these events were to occur affecting us or BlueHalo, the other party would still be obliged to effect the closing. If any such adverse changes occur and we and BlueHalo execute the closing, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the AeroVironment stockholders, Seller equityholders or both.
Our stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, our stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.
Because the lack of a public market for BlueHalo units makes it difficult to evaluate the fair market value of BlueHalo units, AeroVironment may pay more than the fair market value of BlueHalo units and/or Seller equityholders may receive consideration in the merger, the Seller liquidation and the Seller distribution that is less than the fair market value of BlueHalo units.
The outstanding BlueHalo units are privately held and not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of BlueHalo units. Because the percentage of AeroVironment equity to be issued to Seller equityholders was determined based on negotiations between the parties, it is possible that the value of the AeroVironment common stock to be received by Seller equityholders will be less than the fair market value of BlueHalo units, or AeroVironment may pay more than the aggregate fair market value for BlueHalo units.
The shares of AeroVironment common stock to be received by Seller equityholders upon completion of the merger, the Seller liquidation and the Seller distribution will have different rights from Seller units.
Upon completion of the merger, the Seller liquidation and the Seller distribution, Seller will no longer be a unitholder of BlueHalo. Pursuant to the Seller liquidation and the Seller distribution, Seller equityholders will become stockholders of AeroVironment, and, while their rights as stockholders of AeroVironment will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the certificate of incorporation and the bylaws of AeroVironment. The laws of the state of Delaware and terms of the certificate of incorporation and bylaws of AeroVironment are in some respects different than the terms of the applicable Seller governing documents, which currently govern the rights of Seller equityholders. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Seller units and shares of AeroVironment common stock.
Risks Relating to the Combined Company
Combining the businesses of AeroVironment and BlueHalo may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated synergies and other benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of AeroVironment common stock following the closing.
AeroVironment and BlueHalo have operated and, until the completion of the merger will continue to operate, independently. The success of the merger will depend on, among other things, the ability of AeroVironment and BlueHalo to combine their respective businesses in a manner that facilitates growth opportunities and realizes expected cost savings. We have entered into the merger agreement because we believe that the merger is fair to and in the best interests of our stockholders and that combining the businesses of AeroVironment and BlueHalo will produce benefits as well as cost savings and other cost and capital expenditure synergies.
Following the closing, AeroVironment and BlueHalo must successfully combine their respective businesses in a manner that permits these benefits to be realized. For example, the following issues, among others, must be addressed in integrating the operations of the two companies in order to realize the anticipated benefits of the merger:
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combining the companies’ operations and corporate functions;

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combining the businesses of AeroVironment and BlueHalo and meeting the capital requirements of the combined company in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

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integrating personnel from the two companies;

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harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

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addressing possible differences in business backgrounds, corporate cultures and management philosophies;

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consolidating the companies’ administrative and information technology infrastructure;

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coordinating distribution and marketing efforts; and

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effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

It is possible that the integration process could result in the loss of key AeroVironment or BlueHalo employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. In addition, the actual integration may result in additional and unforeseen expenses. If the combined company is not able to adequately address integration challenges, we may be unable to successfully integrate operations and the anticipated benefits of the integration plan may not be realized.
In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated synergies and other benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. Additionally, we may inherit from BlueHalo legal, regulatory, and other risks that occurred prior to the merger, whether known or unknown to us, which may be material to the combined company.
Actual growth, cost and capital expenditure synergies and other cost savings, if achieved, may be lower than what we expect and may take longer to achieve than anticipated. Moreover, at times the attention of the combined company’s management and resources may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt the combined company’s ongoing business.
An inability to realize the full extent of the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of AeroVironment common stock following the consummation of the merger. Moreover, if the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, AeroVironment stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.
The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with the combined company.
As a result of the merger, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain customers, suppliers or distributors may seek to terminate or modify contractual obligations following the closing whether or not contractual rights are triggered as a result. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the closing. If any customers, suppliers or distributors seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable and cost-effective terms, or at all.
We and BlueHalo also have contracts with third parties, which may require consent from these parties in connection with the merger, or which may otherwise contain limitations applicable to such contracts following the closing. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom we or BlueHalo currently have relationships may terminate or otherwise reduce the scope of their relationship in anticipation of the closing. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the closing or by a termination of the merger agreement.
Some of our, BlueHalo’s and the Seller’s directors, board of managers and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.
Certain executive officers of AeroVironment and members of the Board of Managers and executive officers of BlueHalo and the Seller may have interests in the merger that are different from, or in addition to, the interests of other AeroVironment stockholders generally. These interests with respect to our executive officers may include, among others, equity-based award vesting, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. The current members of the AeroVironment Board are expected to continue as directors of the combined company after the effective time of the merger, and, following the merger, the current members of the AeroVironment Board and the two Sponsor Member designees will be eligible to receive compensation similar to the current compensation for the non-employee members of the AeroVironment Board.
The AeroVironment Board and the BlueHalo Board of Managers were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the merger agreement, approve the merger, and recommend the approval of the merger agreement to AeroVironment stockholders and Seller, as the sole member of BlueHalo, respectively. These interests, among other factors, may have influenced the directors and executive officers of AeroVironment and BlueHalo to support or approve the merger.
Following the closing, the Sponsor Members are expected to beneficially own an amount of AeroVironment common stock that will allow them the ability to exert significant influence over us, and their interests may conflict with ours or yours in the future.
Following the closing and based on shares of AeroVironment common stock outstanding as of [•], 2025, the Sponsor Members are expected to beneficially own up to approximately [•]% of AeroVironment common stock. Accordingly, after the closing these stockholders may exercise significant influence over matters requiring stockholder approval, including the election of our directors and the determination of significant corporate actions. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders or that could be disadvantageous to our stockholders with interests different from yours. As a result, the market price of AeroVironment common stock could be adversely affected.
Concurrently with the execution and delivery of the merger agreement, the Sponsor Members entered into the shareholder’s agreement with AeroVironment pursuant to which the Sponsor Members have, among other things, agreed to abide by customary standstill covenants, obligations to vote consistent with the recommendation of the AeroVironment Board, and customary employee non-solicit restrictions with respect to the employees of AeroVironment and its subsidiaries (including BlueHalo and its subsidiaries after the closing). Under the shareholder’s agreement, AeroVironment has, among other things and subject to the closing, agreed to provide the Sponsor Members with certain board designation rights and, following a lock-up period as set forth in the shareholder’s agreement, customary registration rights, including customary demand and piggyback rights. The Sponsor Members will have such designation rights to designate two directors until it and its affiliates cease to collectively hold and own, directly or indirectly, at least 20% of the issued and outstanding AeroVironment common stock and the Sponsor Members will have such designation rights to designate one director until they and their affiliates cease to collectively hold and own, directly or indirectly, at least 15% but less than 20% of the issued and outstanding AeroVironment common stock. The combined company board is expected to consist of ten members, up to two of whom may be designated by the Sponsor Members for approval by AeroVironment stockholders for appointment to the combined company board, subject to certain conditions and qualifications as set forth in the shareholder’s agreement (the “shareholder nominees”).
Moreover, the shareholder’s agreement provides that we renounce any interests or expectancy in being offered any business opportunities which the shareholder nominees, the Sponsor Members, or their affiliates conduct whether directly or indirectly, whether or not such business is competitive with or in the same or similar lines of business as AeroVironment. This renunciation does not extend to business opportunities invested in on the basis of confidential information received from AeroVironment or its representatives.
The market price of AeroVironment common stock after the merger may be affected by factors different from those currently affecting the shares of AeroVironment common stock.
Upon completion of the merger, the Seller liquidation and the Seller distribution, Seller equityholders will become AeroVironment shareholders. AeroVironment’s business currently differs, and may differ in the future, in certain respects from that of BlueHalo and certain adjustments may be made to AeroVironment’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of AeroVironment’s common stock after the completion of the merger may be affected by factors different from those currently affecting the results of operations of AeroVironment. For a discussion of the business of AeroVironment and of certain factors to consider in connection with that business, see the documents incorporated by reference in this Proxy Statement/Prospectus and referred to under “Where You Can Find More Information” beginning on page 163.
BlueHalo is currently not a U.S. public reporting company and the obligations associated with integrating into a public company, including to remediate BlueHalo’s material weaknesses in internal control over financial reporting, may require significant resources and management attention.
BlueHalo is, and prior to the closing will remain, a private company that is not subject to public company reporting requirements. Additionally, from the time it was formed until the time it entered into the merger agreement, BlueHalo consummated a number of acquisitions of companies of varying degrees of size and sophistication with varying degrees of disclosure controls and procedures. As a public company, we are required to document and test our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal control over financial reporting in connection with our annual report. BlueHalo (including all of its prior acquisitions) will be required to be included in the scope of our internal control over financial reporting in our annual report to be filed with the SEC for the fiscal year following the fiscal year in which the closing occurs and thereafter, which requires us to make and document significant changes to our internal controls over financial reporting. In connection with the preparation of its audited consolidated financial statements for the year ended December 31, 2023, BlueHalo identified two material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, BlueHalo (i) did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with its accounting and financial reporting requirements and (ii) did not design and maintain program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately, or user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel.
Bringing BlueHalo into compliance with rules and regulations applicable to us as a public company and integrating BlueHalo into our current compliance and accounting system and disclosure controls and procedures is expected to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. We cannot predict or estimate the amount of additional costs we may incur to bring BlueHalo into compliance with these requirements (including by remediating its outstanding material weaknesses) and we cannot guarantee the measures we take will be sufficient to satisfy our obligations as a public company. Ineffective internal control over financial reporting could also cause investors to lose confidence in the combined company’s reported financial information, which would harm the combined company’s business and likely have a negative effect on the trading price of the combined company’s shares of common stock. Furthermore, the need to establish the necessary corporate infrastructure to integrate BlueHalo may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations.
AeroVironment stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interests in the respective companies.
After the closing, the current AeroVironment stockholders will own a smaller percentage of the combined company than their ownership of AeroVironment prior to the merger. Immediately after the closing, the Seller liquidation and the Seller distribution, our stockholders as of immediately prior to the closing, based on shares of AeroVironment common stock outstanding as of [•], 2025, are expected to own approximately [•]% of the outstanding shares of the combined company and Seller equityholders are expected to own approximately [•]% of the outstanding shares of the combined company. The exact equity stake of AeroVironment stockholders and Seller equityholders in the combined company immediately following the effective time will depend on the number of shares of AeroVironment common stock issued and outstanding immediately prior to the effective time and additional adjustments to the aggregate closing consideration for the closing leakage share amount. As a result of this reduced ownership, the current AeroVironment stockholders will be able to exercise less influence over the combined company following the closing as compared to their current ownership.
We anticipate our indebtedness will increase upon completion of the merger and may have the effect of heightening other risks we now face.
Upon completion of the merger, we intend to refinance certain indebtedness of BlueHalo and, assuming that occurs, our consolidated indebtedness will increase substantially and we will be subject to increased risks associated with debt financing. As of December 31, 2024, we had indebtedness of approximately $25 million under our existing credit agreement consisting of borrowings under our $200 million revolving credit facility. In connection with the execution of the merger agreement, we entered into a commitment letter (the “debt commitment letter”) with BofA NA and BofA Securities, Inc. (collectively, “BofA”) and JPM (JPM and BofA, collectively, the “Joint Lead Arrangers”), pursuant to which the Joint Lead Arrangers have committed to amend our existing credit agreement (such amendment, the “credit agreement amendment”) to provide a new term loan A facility (the “acquisition financing facility”). The initial principal amount of the acquisition financing facility will be $700 million, and the acquisition financing facility will have a maturity date of two years from effective date of the credit agreement amendment.
Our increased indebtedness could have important consequences to holders of AeroVironment common stock, including:
•
increasing our vulnerability to general adverse economic and industry conditions;

•
limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•
requiring the use of a substantial portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•
limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•
putting us at a disadvantage compared to its competitors with less indebtedness.

The unaudited pro forma condensed combined financial information and certain financial forecasts included in this Proxy Statement/Prospectus may not be necessarily predictive of what the combined company’s actual financial position or results of operations would have been or will be.
The unaudited pro forma condensed combined financial information included in this Proxy Statement/Prospectus is presented solely for illustrative purposes and may not be necessarily predictive of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. This unaudited pro forma condensed combined financial information reflects adjustments that were developed using preliminary estimates based on available information and various assumptions and may be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this Proxy Statement/Prospectus.
While presented with numeric specificity, the AeroVironment and BlueHalo unaudited projected financial forecasts provided in this Proxy Statement/Prospectus are based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the defense and related industries, and economic, market and financial conditions and additional matters specific to AeroVironment’s or BlueHalo’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of AeroVironment and BlueHalo. As a result, actual results may differ materially from the unaudited projected financial forecasts. Important factors that may affect actual results and cause these unaudited projected financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to AeroVironment’s or BlueHalo’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. See “The Merger — Unaudited Prospective Financial Information.”
The growth of BlueHalo’s business through recently completed acquisitions may expose BlueHalo and the combined company to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions.
BlueHalo has pursued selected, accretive acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:
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unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including, but not limited to, environmental liabilities and title issues;

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difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

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complexities associated with managing a larger, more complex, integrated business;

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limitations on BlueHalo’s ability to properly assess and maintain an effective internal control environment over an acquired business;

•
potential losses of key employees, customers and business partners of the acquired business;

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performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from their day-to-day responsibilities caused by completing an acquisition and integrating an acquired business;

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risks of entering markets in which BlueHalo has limited prior experience; and

•
increases in BlueHalo’s expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties, and may require a significant amount of time and resources. Difficulties may arise when integrating an acquired business’s operations and in realizing expected benefits and synergies from acquisitions. The integration process may involve unforeseen difficulties and may require a disproportionate amount of managerial and financial resources. The inability to successfully integrate the operations of acquired businesses may prevent consolidation savings and result in the incurrence of unanticipated costs and liabilities.
Failure to incorporate acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the business, liquidity position, financial condition, prospects and results of operations. Furthermore, competition for acquisitions may increase the cost of or otherwise impede the completion of acquisitions.
In addition, insufficient capital resources would prevent the completion of any acquisitions. The combined company may incur substantial indebtedness to finance any future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on the combined company’s results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to the combined company’s stockholders. Furthermore, the combined company may not be able to obtain additional financing as needed or on satisfactory terms.
The combined company’s ability to continue to grow through acquisitions and manage growth will require the combined company to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage its employees. The inability to effectively manage the integration of acquisitions could reduce the combined company’s focus on operations, which, in turn, could negatively impact its earnings and growth. The combined company’s financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THE PARTIES TO THE MERGER
AeroVironment, Inc.
AeroVironment designs, develops, produces, delivers and supports a technologically advanced portfolio of intelligent, multi-domain robotic systems and related services for government agencies and businesses. AeroVironment supplies UAS, LMS, UGV and related services primarily to organizations within the DoD, other federal agencies and to international allied governments. AeroVironment’s business addresses the increasing value of ISR, communications, remote sensing, effects delivery and remote materials handling with innovative UAS, LMS and UGV solutions. With respect to the defense applications for these technologies, nearly 20 years of counterinsurgency operations in regions where U.S. and allied forces benefit from air and technical superiority have driven the demand for a variety of uncrewed systems in the air and on the ground. The recent shift of U.S. and allied defense planning toward countering peer and near-peer adversaries requires a portfolio of capabilities that can operate effectively in areas where the battlespace, including the air, radio frequency spectrum and GPS signals, may be contested, driving the need for more intelligent robotic systems capable of autonomous operation.
AeroVironment sells the majority of its UAS and services to organizations within the DoD, including the U.S. Army, Marine Corps, Special Operations Command, Air Force and Navy, and to allied governments. It sells its LMS and services to organizations within the DoD and allied military forces. It sells its UGV and services to U.S. and allied government military and public safety agencies as well as to commercial entities.
AeroVironment was originally incorporated in California in July 1971 and reincorporated in Delaware in 2006, and its common stock is listed and traded on the Nasdaq under the ticker symbol “AVAV.” AeroVironment’s principal executive office is located at 241 18th Street South, Suite 650, Arlington, Virginia 22202 and its telephone number is (805) 520-8350.
Additional information about AeroVironment and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See “Where You Can Find More Information” beginning on page 163.
Archangel Merger Sub, LLC
Merger Sub, a direct wholly owned subsidiary of AeroVironment, is a Delaware limited liability company formed on November 13, 2024, for the purpose of effecting the merger. Under the merger agreement, Merger Sub will merge with and into BlueHalo, with BlueHalo surviving the merger as the surviving company and a wholly owned subsidiary of AeroVironment. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. Merger Sub’s principal executive office is located at 241 18th Street South, Suite 650, Arlington, Virginia 22202 and its telephone number is (805) 520-8350.
BlueHalo Financing TopCo, LLC
BlueHalo, a Delaware limited liability company, is a holding company that, through its direct and indirect subsidiaries, is a leading provider of advanced defense and intelligence solutions, specializing in multidomain technologies that address some of the most complex challenges faced by the national security community. With a steadfast commitment to innovation, agility, and customer intimacy, BlueHalo delivers cutting-edge products and solutions across the following key mission areas: Counter-Uncrewed Aerial Systems (C-UAS) & Autonomous Systems, Uncrewed Maritime Systems, Space, Electronic Warfare (EW) & Cyber, and Artificial Intelligence / Machine Learning (AI/ML). The principal executive offices of BlueHalo are located at 4601 North Fairfax Drive, Suite 900, Arlington, Virginia 22203 and its telephone number is 703-718-4050.

BlueHalo Holdings Parent, LLC
The Seller, a Delaware limited liability company, is the sole member of BlueHalo. Pursuant to the merger, AeroVironment will issue all of the aggregate closing consideration to Seller as the sole member of BlueHalo. Immediately following the effective time, Seller will consummate the complete liquidation of Seller and distribute all of the aggregate closing consideration to the equity holders of Seller.

THE SPECIAL MEETING
General
This Proxy Statement/Prospectus is being provided to AeroVironment stockholders as part of a solicitation of proxies by the AeroVironment Board for use at the special meeting. This Proxy Statement/Prospectus provides AeroVironment stockholders with important information about the special meeting and should be read carefully in its entirety.
Date, Time and Place of the Special Meeting
The special meeting of AeroVironment stockholders will be held in a virtual format only and will be accessible through the Internet on [•], 2025 at [•] Eastern Time. You will be able to participate live in the webcast, ask questions of management and the AeroVironment Board and vote by visiting https://web.lumiconnect.com/216888245. A secure control number that will allow you to participate in the meeting electronically can be found on the enclosed proxy card.
Purpose of the Special Meeting
The special meeting of AeroVironment stockholders is being held to consider and vote on:
1.
the share issuance proposal to approve the issuance of shares of AeroVironment common stock in the merger contemplated by the merger agreement for purposes of complying with Nasdaq Listing Rule 5635(a) and, in the event such issuance constitutes a change of control, Nasdaq Listing Rule 5635(b); and

2.
the adjournment proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the share issuance proposal.

Completion of the merger is conditioned on approval by AeroVironment stockholders of the share issuance proposal, but not the adjournment proposal.
Recommendation of the AeroVironment Board of Directors
The AeroVironment Board unanimously recommends that AeroVironment stockholders vote “FOR” the share issuance proposal and “FOR” the adjournment proposal.
This Proxy Statement/Prospectus contains important information regarding the share issuance proposal and the adjournment proposal and factors that AeroVironment stockholders should consider when deciding how to cast their votes. AeroVironment stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this Proxy Statement/Prospectus, for more detailed information regarding the merger agreement, including the merger and other transactions contemplated by the merger agreement, and the share issuance proposal and the adjournment proposal.
Record Date
The AeroVironment Board has fixed the close of business on [•], 2025 as the record date for the determination of the AeroVironment stockholders entitled to receive notice of, and to vote at, the special meeting. The AeroVironment stockholders of record on the record date are the only AeroVironment stockholders that are entitled to receive notice of, and to vote at, the special meeting.
Outstanding Shares and Voting Rights of AeroVironment Stockholders
At the close of business on the record date, [•] shares of AeroVironment common stock were issued and outstanding, held of record by [•] holders. Each share of AeroVironment common stock outstanding on the record date is entitled to one vote on each proposal and any other matter coming before the special meeting.

Stockholder List
A list of the AeroVironment stockholders of record who are entitled to vote at the special meeting will be available at the special meeting for examination by any stockholder present at such meeting.
Quorum; Abstentions and Broker Non-Votes
No business may be transacted at the special meeting unless a quorum is present. A majority of the outstanding shares of AeroVironment common stock outstanding on the record date, present in person or represented by proxy, will constitute a quorum at the special meeting. Abstentions and broker non-votes, if any, will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares. AeroVironment does not expect any broker non-votes at the special meeting.
Adjournment
The special meeting may be adjourned from time to time by the affirmative vote of the holders of shares of AeroVironment common stock representing a majority of the shares of AeroVironment common stock present in person or represented by proxy and entitled to vote on the proposal at the special meeting, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the share issuance proposal, then AeroVironment stockholders may be asked to approve the adjournment proposal to adjourn the special meeting in order to permit the further solicitation of proxies. Regardless of whether there is a quorum, each of the Chairperson of the special meeting and the Chairman of the AeroVironment Board may also adjourn the special meeting.
No notice of the reconvened meeting is required to be given if the date, time and place are announced at the special meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Vote Required
The required votes to approve the proposals are as follows:
•
The share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of AeroVironment common stock having voting power present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of AeroVironment common stock having voting power present in person or represented by proxy at the special meeting and entitled to vote on such proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Voting by Directors and Executive Officers
On the record date, AeroVironment directors and executive officers, as a group, beneficially owned and were entitled to vote [•] shares of AeroVironment common stock, or approximately [•]% of the issued and outstanding shares of AeroVironment common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of AeroVironment, AeroVironment currently expects that all of its directors and executive officers will vote their shares “FOR” the share issuance proposal and “FOR” the adjournment proposal.
Voting of Proxies by Holders of Record
If you were a record holder of AeroVironment common stock at the close of business on the record date for the special meeting, a proxy card is enclosed for your use. AeroVironment requests that you vote your shares as promptly as possible by (i) accessing the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the accompanying proxy card or (iii) submitting your accompanying proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of AeroVironment common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.
If a proxy is returned without an indication as to how the shares of AeroVironment common stock represented are to be voted with regard to a particular proposal, the AeroVironment common stock represented by the proxy will be voted in accordance with the recommendation of the AeroVironment Board and, therefore, “FOR” the share issuance proposal and “FOR” the adjournment proposal.
At the date hereof, the AeroVironment Board has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this Proxy Statement/Prospectus or the related proxy card other than the matters set forth in AeroVironment’s notice of special meeting of stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.
Your vote is important. Accordingly, if you were a record holder of AeroVironment common stock on the record date for the special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone regardless of whether you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m., Eastern Time, on [•], 2025 to ensure that the proxies are voted.
Shares Held in Street Name
If you hold shares of AeroVironment common stock through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to AeroVironment or by voting in person at the special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of AeroVironment common stock on behalf of their customers may not give a proxy to AeroVironment to vote those shares without specific instructions from their customers.
If you are an AeroVironment stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the proposals.
Voting at the AeroVironment Special Meeting
The special meeting will be a virtual-only meeting conducted via live webcast. To participate in the special meeting and submit questions during the special meeting, visit https://web.lumiconnect.com/216888245 and enter the control number on the proxy card or voting instruction form you received. If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may virtually attend and vote at the special meeting only if you obtain a specific control number from your bank, broker, trustee or other nominee giving you the right to vote such shares.
Revocability of Proxies
AeroVironment stockholders of record may revoke their proxies at any time before their shares of AeroVironment common stock are voted at the special meeting in any of the following ways:
•
delivering written notice of revocation of the proxy to AeroVironment’s corporate secretary at AeroVironment’s principal executive offices at 241 18th Street South, Suite 650, Arlington, Virginia 22202, by no later than [•] Eastern Time on [•], 2025;

•
delivering another proxy with a later date to AeroVironment’s corporate secretary at AeroVironment’s principal executive offices at 241 18th Street South, Suite 650, Arlington, Virginia 22202, by no later than [•] Eastern Time on [•], 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•
submitting another proxy again via the internet or by telephone at a later date, by no later than [•] Eastern Time on [•], 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•
attending the special meeting in person and voting their shares during the meeting; attendance at the special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the AeroVironment corporate secretary before the proxy is exercised or unless you vote your shares in person during the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and you deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.
Solicitation of Proxies
AeroVironment will pay for the proxy solicitation costs related to the special meeting. In addition to sending and making available these materials, some of AeroVironment’s directors, officers and other employees may solicit proxies by contacting AeroVironment stockholders by telephone, by mail, by e-mail or online. AeroVironment stockholders may also be solicited by, among others, news releases issued by AeroVironment and/or BlueHalo, postings on AeroVironment’s or BlueHalo’s websites and social media accounts and advertisements in periodicals. None of AeroVironment’s directors, officers or employees will receive any extra compensation for their solicitation services.
Tabulation of Votes
The AeroVironment Board will appoint an independent inspector of election for the special meeting. The inspector of election will, among other matters, determine the number of shares of AeroVironment common stock virtually present or represented by proxy at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to AeroVironment stockholders at the special meeting.
Other Matters
At this time, AeroVironment knows of no other matters to be submitted at the special meeting.

Questions and Additional Information
AeroVironment stockholders may contact AeroVironment with any questions about the proposals or how to vote or to request additional copies of any materials at:
AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Investor Relations — Jonah Teeter-Balin
(805) 520-8350 x4278

THE SHARE ISSUANCE PROPOSAL
This Proxy Statement/Prospectus is being furnished to you as a stockholder of AeroVironment as part of the solicitation of proxies by the AeroVironment Board for use at the special meeting to consider and vote upon a proposal to approve the issuance of shares of AeroVironment common stock in the merger pursuant to the terms of the merger agreement, which is attached as Annex A to this Proxy Statement/Prospectus.
Under Nasdaq Listing Rule 5635(a), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of AeroVironment common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately [•]% of AeroVironment’s common stock immediately following the merger (based on shares of AeroVironment common stock outstanding as of [•], 2025 and assuming no downward adjustments under the merger agreement to the aggregate closing consideration for the closing leakage share amount). Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a), AeroVironment must obtain the approval of AeroVironment stockholders for the issuance of these shares of common stock in the merger.
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of common stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. It is expected that Nasdaq will determine that the merger constitutes a “change of control” of AeroVironment. If the merger is completed, it is currently estimated that the Sponsor Members are expected to beneficially own approximately [•]% of AeroVironment common stock (based on shares of AeroVironment common stock outstanding as of [•], 2025 and assuming no downward adjustments under the merger agreement to the aggregate closing consideration for the closing leakage share amount), which exceeds 20% of the outstanding shares of AeroVironment common stock, and for these reasons AeroVironment must obtain the approval of AeroVironment stockholders for that issuance. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), AeroVironment must obtain the approval of AeroVironment stockholders of the change of control resulting from the merger.
In the event the share issuance proposal is approved by the AeroVironment stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of AeroVironment common stock pursuant to the merger agreement, AeroVironment will not issue any shares of AeroVironment common stock as a result of the approval of the share issuance proposal.
Required Vote
The affirmative vote of holders of a majority of the outstanding shares of AeroVironment common stock having voting power present in person or represented by proxy at the special meeting and entitled to vote on the share issuance proposal is required to approve the share issuance proposal. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of this proposal.
The merger is conditioned upon the approval of the share issuance proposal. Notwithstanding the approval of the share issuance proposal, if the merger is not consummated for any reason, the actions contemplated by the share issuance proposal will not be effected.

THE AEROVIRONMENT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE SHARE ISSUANCE PROPOSAL.

THE ADJOURNMENT PROPOSAL
AeroVironment stockholders are being asked at the special meeting to consider and vote upon a proposal to adjourn the special meeting to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the share issuance proposal.
If a quorum is not present at the special meeting, each of the chairperson of the special meeting and the Chairman of the AeroVironment Board will have the power to adjourn the special meeting in order to permit the further solicitation of proxies.
Required Vote
The affirmative vote of holders of shares of AeroVironment common stock present in person or represented by proxy and entitled to vote on the proposal at the special meeting is required to approve the adjournment proposal. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of such proposal. The merger is not conditioned upon the approval of the adjournment proposal.
THE AEROVIRONMENT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER
This section of the Proxy Statement/Prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus, including the full text of the merger agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about each of AeroVironment and BlueHalo is included in or incorporated by reference into this Proxy Statement/Prospectus. Please see “Where You Can Find More Information.”
Background of the Merger
In an effort to enhance stockholder value, the AeroVironment Board and AeroVironment’s management team regularly review and discuss AeroVironment’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with AeroVironment’s growth strategy and financial condition and its strategic relationships and potential long-term strategic options. These regular reviews have included evaluation of potential strategic acquisitions, joint ventures and business combinations in defense and related industries.
Beginning in April of 2024, the AeroVironment Board and AeroVironment’s management team evaluated potential strategic acquisition and business combination targets that could further AeroVironment’s growth strategy by strengthening AeroVironment’s position in its core markets or by acquiring new solutions and capabilities that would enable AeroVironment to establish positions in new markets.
In April and May of 2024, as part of, and consistent with the direction of the AeroVironment Board regarding the AeroVironment management team’s ongoing review of potential strategic opportunities, members of AeroVironment’s management team met with representatives of RBC Capital Markets to discuss potential strategic acquisition and business combinations that could be considered by AeroVironment, including BlueHalo.
On June 5, 2024, consistent with the direction of the AeroVironment Board, members of AeroVironment’s management team participated in a discussion via videoconference with David Wodlinger, a Managing Partner at Arlington Capital, an investment firm and controlling stockholder of BlueHalo, and other representatives of Arlington Capital to discuss a potential strategic transaction involving AeroVironment and BlueHalo. Specific transaction terms were not discussed.
On June 28, 2024, AeroVironment executed a mutual non-disclosure agreement with BlueHalo, which included customary mutual non-disclosure and non-use provisions and did not include a “standstill” provision.
On July 2, 2024, members of AeroVironment’s management team and BlueHalo’s management team participated in an in-person meeting at BlueHalo’s facility in Albuquerque, New Mexico during which a number of topics were discussed, including financial and business performance of each company and potential synergies that could result from a business combination of BlueHalo and AeroVironment. At the conclusion of the meeting, the parties agreed to continue communicating regarding a potential transaction.
On July 3, 2024, the AeroVironment Board authorized engaging RBC Capital Markets as AeroVironment’s financial advisor in connection with a potential transaction involving AeroVironment and BlueHalo. RBC Capital Markets was selected by the AeroVironment Board on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with the industries in which AeroVironment and BlueHalo operate.
On July 5, 2024, Mr. Wodlinger provided an initial written proposal for an all-stock transaction to Wahid Nawabi, Chief Executive Officer of AeroVironment and Chairman of the AeroVironment Board, and other members of AeroVironment’s management team regarding a potential transaction involving AeroVironment and BlueHalo whereby each party’s current equity holders would hold a 50% ownership interest in the combined company following the closing. Mr. Nawabi indicated to Mr. Wodlinger that he would discuss such initial proposal with the AeroVironment Board. The closing price of AeroVironment common stock on July 5, 2024 was $168.90 per share and a 50% ownership interest in the combined company represented an aggregate equity value of approximately $4.8 billion based on such closing price.
Following the delivery of the initial written proposal by Mr. Wodlinger to Mr. Nawabi on July 5, 2024, members of AeroVironment’s management team and representatives of Arlington Capital and BlueHalo’s management team participated in several videoconference discussions in July and August of 2024 to discuss BlueHalo’s commercial pipeline and prospective financial information. During this period, BlueHalo provided due diligence information to AeroVironment’s management team regarding BlueHalo’s prospective financial information and other financial estimates and data prepared by BlueHalo’s management team.
On August 15, 2024, members of AeroVironment’s management team (including Mr. Nawabi), representatives of Arlington Capital, BlueHalo’s management team and J.P. Morgan Securities LLC (“JP Morgan”), financial advisor to BlueHalo in connection with the potential transaction, participated in an in-person meeting at AeroVironment’s facility in Simi Valley, California. AeroVironment’s management team presented to BlueHalo’s management team regarding AeroVironment’s business and commercial pipeline and also provided a review of AeroVironment’s facilities.
On August 21, 2024, RBC Capital Markets provided the AeroVironment Board with certain written information regarding RBC Capital Markets’ material investment banking relationships with BlueHalo and Arlington Capital during the preceding two-year period, which information was also updated for the AeroVironment Board thereafter and the AeroVironment Board subsequently determined such information did not present any issues regarding RBC Capital Markets’ services as AeroVironment’s financial advisor in connection with a potential transaction involving BlueHalo.
On August 26, 2024, certain members of AeroVironment’s management team that were unable to attend the initial in-person meeting on July 2, 2024 met with BlueHalo’s management team at BlueHalo’s facility in Albuquerque, New Mexico and toured the site. Representatives from RBC Capital Markets and JP Morgan also attended this meeting.
On August 28, 2024, the AeroVironment Board held a meeting. At this meeting, Mr. Nawabi led a discussion regarding a number of potential transactions, including a potential transaction with BlueHalo. Mr. Nawabi provided an overview of BlueHalo’s business and financial condition and presented management’s investment thesis for pursuing an acquisition of BlueHalo. The AeroVironment Board and AeroVironment’s management team engaged in a robust discussion regarding the proposed transaction, including BlueHalo’s business and customer base and potential ranges for the ownership split of the combined company as well as potential director nomination rights for Arlington Capital. Following such discussion, the AeroVironment Board authorized Mr. Nawabi and AeroVironment’s management team to continue to pursue a proposed transaction with BlueHalo that was consistent with the acceptable terms discussed with the AeroVironment Board and to engage advisors as necessary to facilitate the proposed transaction.
On August 30, 2024, consistent with the AeroVironment Board’s authorization, AeroVironment’s management team delivered a copy of the AeroVironment Projections (as defined below) on a standalone basis to BlueHalo, which were prepared by AeroVironment’s management team and thoroughly reviewed and discussed by the AeroVironment Board on February 24, 2024 as part of AeroVironment’s strategic planning process. The AeroVironment Projections are more fully described below under the caption entitled “Unaudited Prospective Financial Information — AeroVironment Projections.”
On September 6, 2024, AeroVironment delivered a preliminary non-binding indication of interest for AeroVironment’s potential acquisition of BlueHalo on terms consistent with those authorized by the AeroVironment Board, which proposed that AeroVironment would acquire 100% of the equity interests of BlueHalo and its subsidiaries. As consideration for the acquisition, AeroVironment would issue shares of AeroVironment common stock to the current equity holders of BlueHalo, which would represent between 35% to 40% of the fully diluted shares outstanding of the combined company following the closing. The closing price of AeroVironment common stock on September 6, 2024 was $179.47 per share and a 35% to 40% ownership interest in the combined company represented an aggregate equity value of approximately $2.8 billion to $3.4 billion based on such closing price.
On September 9, 2024, BlueHalo delivered a revised non-binding indication of interest, which proposed that BlueHalo’s current equity holders would own 44% of the fully diluted shares outstanding of the combined company following the closing. The closing price of AeroVironment common stock on September 9, 2024 was $180.92 per share and a 44% ownership interest in the combined company represented an aggregate equity value of approximately $4.0 billion based on such closing price.
On September 13, 2024, Mr. Nawabi participated in a discussion via videoconference with Mr. Wodlinger to discuss the terms of the indication of interest delivered on behalf of BlueHalo on September 9, 2024. During this discussion, Mr. Nawabi verbally proposed that BlueHalo’s current equity holders would own 40% of the fully diluted shares outstanding of the combined company following the closing, which was consistent with terms authorized by the AeroVironment Board. At the conclusion of the discussion, Mr. Wodlinger agreed to review the revised terms proposed by Mr. Nawabi on behalf of AeroVironment and respond after further discussion. The closing price of AeroVironment common stock on September 13, 2024 was $192.11 per share and a 40% ownership interest in the combined company represented an aggregate equity value of approximately $3.6 billion based on such closing price.
On September 14, 2024, Mr. Nawabi participated in a second discussion via videoconference with Mr. Wodlinger to discuss the terms of the proposed transaction. During this discussion, Mr. Wodlinger verbally proposed that BlueHalo’s current equity holders would own 42% of the fully diluted shares outstanding of the combined company following the closing. Mr. Nawabi did not accept such proposal at this time.
On September 17, 2024, Mr. Nawabi participated in a third discussion via videoconference with Mr. Wodlinger to discuss the terms of the proposed transaction. During this discussion, Mr. Nawabi verbally reaffirmed AeroVironment’s prior proposal for BlueHalo’s current equity holders to own 40% of the fully diluted shares outstanding of the combined company following the closing, which was consistent with terms authorized by the AeroVironment Board. Mr. Wodlinger did not accept such proposal at this time. The closing price of AeroVironment common stock on September 17, 2024 was $174.96 per share and a 40% ownership interest in the combined company represented an aggregate equity value of approximately $3.3 billion based on such closing price.
On September 18, 2024, Mr. Nawabi participated in a further discussion in person with Mr. Wodlinger and Jonathan Moneymaker, Chief Executive Officer of BlueHalo, to discuss the terms of the proposed transaction. During this discussion, the parties tentatively agreed, subject to the completion of due diligence, agreement on definitive transaction documentation and approval of the AeroVironment Board, to an ownership split that would result in BlueHalo’s current equity holders owning 41%, and AeroVironment’s current equity holders owning 59%, of the fully diluted shares outstanding of the combined company following the closing. The closing price of AeroVironment common stock on September 18, 2024 was $174.44 per share. A 41% ownership interest in the combined company represented an aggregate equity value of approximately $3.5 billion based on such closing price and a 59% ownership interest in the combined company represented an aggregate equity value of approximately $5.0 billion based on such closing price.
Following such agreement between the parties, in the days leading up to September 26, 2024, representatives of Latham & Watkins LLP (“Latham”), legal counsel to AeroVironment, exchanged drafts and negotiated the terms and conditions set forth in the written non-binding indication of interest with Goodwin Procter LLP, legal counsel to BlueHalo, after consultation with and guidance from members of AeroVironment’s management team and consistent with the terms authorized by the AeroVironment Board. During this process, the material points in the non-binding indication of interest that were negotiated included, among other things: closing conditions, the terms of the lock-up restrictions applicable to BlueHalo’s current equity holders following the closing, post-closing recourse mechanisms and the inclusion of certain restrictive covenants applicable to Arlington Capital in a proposed Shareholder’s Agreement. Latham was engaged by AeroVironment’s management team, consistent with the AeroVironment Board’s direction, to serve as legal counsel to AeroVironment in connection with the transaction because of Latham’s prior experience representing AeroVironment, expertise in advising on transactional matters and ability to provide AeroVironment with a full suite of legal advisory services.
On September 26, 2024, AeroVironment and BlueHalo executed the non-binding indication of interest with terms consistent with those authorized by the AeroVironment Board. The terms set forth an ownership split of the combined company which would result in BlueHalo’s current equity holders owning 41% and AeroVironment’s current equity holders owning 59% of the fully diluted shares outstanding of the combined company following the closing. Pursuant to such terms, Arlington Capital would receive the right to nominate two directors to the AeroVironment Board at closing. The closing price of AeroVironment common stock on September 26, 2024 was $194.70 per share. A 41% ownership interest in the combined company represented an aggregate equity value of approximately $3.9 billion based on such closing price and a 59% ownership interest in the combined company represented an aggregate equity value of approximately $5.5 billion based on such closing price.
On September 27, 2024, the AeroVironment Board held a meeting with members of AeroVironment’s management team and representatives of Latham and RBC Capital Markets in attendance. Mr. Nawabi provided the AeroVironment Board with an update on the proposed acquisition of BlueHalo and members of AeroVironment’s management team summarized the key terms of the executed non-binding indication of interest and the status of its due diligence process. Representatives of Latham provided an overview to the AeroVironment Board of its fiduciary duties in the context of the potential transaction with BlueHalo. Members of AeroVironment’s management team provided an overview of next steps, including with respect to completing the due diligence process and negotiating and finalizing the terms of the key transaction documentation. Following additional detailed discussion among the AeroVironment Board, management and the advisors present at the meeting, the AeroVironment Board authorized Mr. Nawabi and AeroVironment’s management team to continue to pursue a proposed transaction with BlueHalo, including by conducting additional due diligence and negotiating the terms of a definitive agreement.
On September 30, 2024, BlueHalo granted access to BlueHalo’s data room to AeroVironment, Latham, RBC Capital Markets and other advisors to AeroVironment. Over the course of the following weeks, the respective management teams of BlueHalo and AeroVironment discussed and exchanged additional due diligence information and organized a number of due diligence calls among the parties and their respective advisors regarding a wide range of due diligence matters, including, among other things: tax, financial, operational, intellectual property, legal and human resources matters.
On October 16, 2024, representatives of Latham, on behalf of AeroVironment, delivered an initial draft of the merger agreement to legal counsel to BlueHalo, which set forth AeroVironment’s proposals regarding key terms in the merger agreement, which were consistent with the terms authorized by the AeroVironment Board and subject to the completion of due diligence and approval by the AeroVironment Board, including, among other things: the matters that would constitute leakage, transaction expenses and indebtedness that would be deducted from the aggregate merger consideration at closing; the terms under which the AeroVironment Board could consider and accept alternative transaction proposals; termination rights of the parties; the circumstances under which a termination fee would be payable by AeroVironment to BlueHalo and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals; the level and scope of protection of employee benefits following the closing; the treatment of equity awards and related tax provisions; post-closing recourse mechanisms; certain closing conditions; and the restrictions imposed on AeroVironment and BlueHalo by the interim operating covenants.
Between October 16, 2024 and November 18, 2024, Latham, on behalf of AeroVironment, exchanged drafts and negotiated the terms and conditions of the merger agreement and related disclosures with respect to the representations and warranties of AeroVironment and BlueHalo contained in the merger agreement with legal counsel to BlueHalo after consultation with and guidance from members of AeroVironment’s management team and consistent with the terms authorized by the AeroVironment Board and subject to the completion of diligence and approval by the AeroVironment Board. During this process, the material open points in the merger agreement that were negotiated included, among other things: the matters that would constitute leakage, transaction expenses and indebtedness that would be deducted from the aggregate merger consideration at closing, the terms under which the AeroVironment Board could consider and accept alternative transaction proposals; termination rights; the circumstances under which a termination fee would be payable by AeroVironment to BlueHalo and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals; the level and scope of protection of employee benefits following the closing; the treatment of equity awards and related tax provisions; post-closing recourse mechanisms; certain closing conditions; and the restrictions imposed on AeroVironment and BlueHalo by the interim operating covenants.
Following the delivery of the initial draft of the merger agreement, representatives of Latham, on behalf of AeroVironment, delivered to legal counsel to BlueHalo initial drafts of the Seller Support

Agreement, Joinder and Lock-Up Agreement and Shareholder’s Agreement. The draft of the Shareholder’s Agreement provided for Arlington Capital to agree to abide by customary standstill covenants, obligations to vote consistent with the recommendation of the AeroVironment Board, and customary employee non-solicit restrictions with respect to the employees of AeroVironment and its subsidiaries (including BlueHalo and its subsidiaries after the closing), which terms were consistent with the terms authorized by the AeroVironment Board and subject to the completion of due diligence and approval by the AeroVironment Board.
During the course of the ensuing weeks, representatives of Latham, on behalf of AeroVironment, exchanged drafts and negotiated the terms and conditions of the Seller Support Agreement, Joinder and Lock-Up Agreement and Shareholder’s Agreement with legal counsel to BlueHalo after consultation with and guidance from members of AeroVironment’s management team and consistent with the terms authorized by the AeroVironment Board and subject to the completion of due diligence and approval by the AeroVironment Board. During this process, the material open points in such ancillary agreements that were negotiated included, among other things: the level and scope of support for the transaction to be provided by Seller and Arlington Capital, the terms of the lock-up restrictions applicable to BlueHalo’s current equity holders following the closing, the parameters of Arlington Capital’s board designation rights, the terms of the restrictive covenants applicable to Arlington Capital and the scope of the registration rights available to Arlington Capital following the closing.
On October 28, 2024 and October 29, 2024, members of AeroVironment’s management team met with Latham, RBC Capital Markets and certain other advisors to AeroVironment to discuss AeroVironment’s due diligence findings to date.
On November 1, 2024, members of AeroVironment’s management team (including Mr. Nawabi) participated in a discussion via videoconference with members of BlueHalo’s management team along with representatives of Arlington Capital and AeroVironment’s and BlueHalo’s respective financial advisors. During this discussion, AeroVironment’s management team raised questions regarding the information provided by BlueHalo’s management team as to BlueHalo’s year-to-date results of operations for fiscal year 2024. The parties further discussed such results of operations in detail during the videoconference. Following such discussions, AeroVironment’s management team evaluated AeroVironment’s due diligence findings to date and BlueHalo’s year-to-date results of operations for fiscal year 2024 with AeroVironment’s advisors and determined to propose a revised proposal for a reduced ownership split that would result in BlueHalo’s current equity holders owning 38% of the fully diluted shares outstanding of the combined company following the closing, which was consistent with terms authorized by the AeroVironment Board.
On November 2, 2024, consistent with the AeroVironment Board’s authorization, Mr. Nawabi communicated to Mr. Wodlinger and representatives of Arlington Capital that, based on AeroVironment’s due diligence to date and BlueHalo’s year-to-date results of operations for fiscal year 2024, AeroVironment could no longer support its prior proposal for the current equity holders of BlueHalo to own 41% of the fully diluted shares outstanding of the combined company following the closing. Mr. Nawabi verbally relayed a revised proposal on behalf of AeroVironment such that the current equity holders of BlueHalo would own 38% of the fully diluted shares outstanding of the combined company following the closing, which was subject to the completion of due diligence, agreement on definitive transaction documentation and approval by the AeroVironment Board. The closing price of AeroVironment common stock on November 1, 2024, the trading day prior to November 2, 2024, was $216 per share and a 38% ownership interest in the combined company represented an aggregate equity value of approximately $3.8 billion based on such closing price.
Between November 3, 2024 and November 7, 2024, members of AeroVironment’s management team participated in discussions via videoconference with members of BlueHalo’s management team and representatives of Arlington Capital to further discuss BlueHalo’s prospective financial information and year-to-date results of operations for fiscal year 2024.
On November 9, 2024, Mr. Nawabi participated in a discussion via videoconference with Mr. Wodlinger. During this discussion, Mr. Nawabi and Mr. Wodlinger verbally agreed to a reduction in the ownership split of the combined company that would result in BlueHalo’s current equity holders owning 39.5% of the fully diluted shares outstanding of the combined company following the closing and AeroVironment’s current equity holders owning 60.5%, which terms continued to be subject to the completion of due diligence, agreement on definitive transaction documentation and approval of the AeroVironment Board. The closing price of AeroVironment common stock on November 8, 2024, the trading day prior to November 9, 2024, was $227.87 per share. A 39.5% ownership interest in the combined company represented an aggregate equity value of approximately $4.2 billion based on such closing price and a 60.5% ownership interest in the combined company represented an aggregate equity value of approximately $6.5 billion based on such closing price.
On November 10, 2024, the respective management teams of AeroVironment and BlueHalo, together with Arlington Capital and AeroVironment’s and BlueHalo’s respective legal and financial advisors, participated in a virtual meeting to discuss the remaining material open points in the merger agreement and related ancillary agreements. AeroVironment’s management team and Latham continued to negotiate for terms consistent with those authorized by the AeroVironment Board. During this meeting, the material open points that were negotiated included, among other things: the matters that would constitute leakage, transaction expenses and indebtedness that would be deducted from the aggregate merger consideration at closing; the terms under which the AeroVironment Board could consider and accept alternative transaction proposals; termination rights; the circumstances under which a termination fee would be payable by AeroVironment to BlueHalo and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals; post-closing recourse mechanisms; certain closing conditions; and the restrictions imposed on AeroVironment and BlueHalo by the interim operating covenants. The parties also continued to discuss the scope of the restrictive covenants set forth in the Shareholder’s Agreement by which Arlington Capital would be bound, including standstill covenants, obligations to vote consistent with the recommendation of the AeroVironment Board, and customary employee non-solicit restrictions with respect to employees of AeroVironment and its subsidiaries (including BlueHalo and its subsidiaries after the closing).
During the week of November 11, 2024, representatives of Latham, on behalf of AeroVironment, exchanged revised drafts of the merger agreement and ancillary agreements with legal counsel to BlueHalo and also participated in several discussions regarding the remaining material open points to be negotiated in the merger agreement and related ancillary agreements. The material open points in the merger agreement included, among other things: the matters that would constitute leakage, transaction expenses and indebtedness that would be deducted from the aggregate merger consideration at closing, the circumstances under which a termination fee would be payable by AeroVironment to BlueHalo; certain closing conditions; and the restrictions imposed on AeroVironment and BlueHalo by the interim operating covenants. The terms of the merger agreement and ancillary agreements continued to be subject to the completion of due diligence and approval of the AeroVironment Board.
On November 16, 2024, the AeroVironment Board held a meeting with members of AeroVironment’s management and representatives of RBC Capital Markets, Latham, and other advisors in attendance. Mr. Nawabi and members of AeroVironment’s management provided an overview of the latest forms of the proposed transaction documents with BlueHalo. RBC Capital Markets provided an overview of certain preliminary financial analyses with respect to BlueHalo and the proposed transaction. Representatives of Latham provided a summary of the fiduciary duties of the AeroVironment Board, a summary of material legal due diligence findings and an overview of the material terms of the proposed merger agreement and the related ancillary agreements. Representatives of AeroVironment’s other advisors provided a summary of material commercial, financial, accounting and functional due diligence findings. Representatives of AeroVironment’s management also provided an overview of AeroVironment’s financing strategy for the proposed transaction and integration planning. Following discussion, the AeroVironment Board directed AeroVironment’s management and advisors to continue to negotiate for improved terms and determined to reconvene on November 18, 2024 to further consider the proposed transaction with BlueHalo.
In the days leading up to November 18, 2024, representatives of Latham, on behalf of AeroVironment, exchanged additional drafts of the merger agreement and related ancillary agreements and continued to negotiate remaining material open points with legal counsel to BlueHalo in consultation with and with guidance from members of AeroVironment’s management team and consistent with the terms authorized by the AeroVironment Board.

On November 18, 2024, Latham shared final drafts of the merger agreement, Seller Support Agreement, Joinder and Lock-Up Agreement and Shareholder’s Agreement with legal counsel to BlueHalo, which reflected AeroVironment’s final positions on the remaining material points in the merger agreement and related ancillary agreements between AeroVironment and BlueHalo, which terms were consistent with those authorized by the AeroVironment Board.
Also on November 18, 2024, the AeroVironment Board held a meeting with members of AeroVironment’s management and representatives of Latham and RBC Capital Markets in attendance. Representatives of Latham provided a summary of the fiduciary duties of the AeroVironment Board, and an overview of the final terms of the merger agreement and related ancillary agreements. Also at this meeting, RBC Capital Markets reviewed its financial analysis of the aggregate merger consideration with the AeroVironment Board and rendered an oral opinion, confirmed by delivery of a written opinion dated November 18, 2024, to the AeroVironment Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets, the aggregate merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to AeroVironment. After further discussion, including with respect to the potential advantages and risks of the proposed transaction with BlueHalo and other factors described below under the caption “The Merger — Recommendation of the AeroVironment Board and Reasons for the Merger,” the AeroVironment Board unanimously adopted resolutions approving the merger agreement, the ancillary agreements and the transactions contemplated therein, including the merger and the AeroVironment share issuance, and recommending that the AeroVironment stockholders approve the AeroVironment share issuance.
Later in the evening on November 18, 2024, AeroVironment, BlueHalo, Seller and Merger Sub executed and delivered the merger agreement. Thereafter, on November 19, 2024, before the opening of the trading markets in the United States, AeroVironment and BlueHalo issued a joint press release announcing the execution of the merger agreement. AeroVironment and BlueHalo also provided supplemental information regarding the merger in connection with a presentation to investors.
Recommendation of the AeroVironment Board and Reasons for the Merger
At a meeting held on November 18, 2024, the AeroVironment Board unanimously determined that the merger agreement and the transactions contemplated therein, including the merger and the AeroVironment share issuance were advisable, fair to and in the best interests of AeroVironment and its stockholders. The AeroVironment Board unanimously approved and adopted the merger agreement in accordance with applicable law, including the AeroVironment share issuance, directed that the AeroVironment share issuance be submitted to AeroVironment stockholders for consideration and resolved to recommend that the AeroVironment stockholders vote in favor of the merger proposals. The AeroVironment Board unanimously recommends that AeroVironment stockholders vote “FOR” the AeroVironment share issuance proposal.
In evaluating the merger, the AeroVironment Board consulted with AeroVironment’s management team and legal, financial and other advisors and, in determining to approve the merger agreement and to recommend that AeroVironment stockholders approve the AeroVironment share issuance proposal, the AeroVironment Board considered a number of factors, many of which support the AeroVironment Board’s determination that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, AeroVironment and its stockholders. The AeroVironment Board considered these factors as a whole without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:
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the expectation that the merger will enhance the combined company’s global scale and footprint by allowing the combined company to expand into new markets in the defense industry, significantly enhancing the combined company’s scale, customer and contract diversity and capital resources and enhancing the combined company’s proprietary capabilities in high-growth missions in the defense industry;

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the belief that the combined company will have an enhanced financial position, with a strong balance sheet capable of enabling opportunities for further innovation and financial flexibility;

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the belief that the merger will be accretive on key financial metrics, including earnings per share;

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the belief that the merger will provide AeroVironment stockholders with the opportunity to benefit from expected annual cost savings of approximately $20 million through operational efficiencies and reductions in sales, general and administrative expenses as well as significant improvements in other functional efficiencies through consolidation of third-party expenditures, personnel, and corporate headquarters;

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the potential of a higher market valuation of the combined company through greater scale and the creation of a company that would deliver strong revenue and EBITDA growth and diversification;

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the expectation that the merger will allow the combined company to trade as a mid-cap company, which increases opportunities for the combined company to access a greater population of potential investors and analysts while presenting a unique investment opportunity in the aerospace, defense and technology industries;

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that the merger and the all-stock consideration offered in connection therewith will provide AeroVironment stockholders with ownership of approximately 60.5% of the combined company (based on fully diluted shares outstanding of the combined company) and therefore allow AeroVironment stockholders to participate in the equity value of the combined company, including the future growth and cost synergies expected to result from the merger;

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information regarding AeroVironment’s and BlueHalo’s respective businesses, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-range financial results of each of AeroVironment and BlueHalo as a stand-alone company, the size and breadth of the combined company and the expected pro forma effect of the merger on the combined company and its ability to achieve future growth and generate additional returns for AeroVironment stockholders;

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the due diligence findings of AeroVironment with respect to commercial, legal, financial, accounting, functional and other due diligence matters relating to BlueHalo;

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the alignment of complementary cultures and operating philosophies;

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the expectation that the combined company will be able to better serve AeroVironment’s and BlueHalo’s customers in critical growth markets with a larger footprint and broader service offering;

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the expectation that the breadth of the combined company will provide cost saving opportunities with its current and potential supplier base;

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the expectation that the combined company will share AeroVironment’s and BlueHalo’s best practices and leverage its combined team and resources to provide even better services for its customers;

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the opinion, dated November 18, 2024, of RBC Capital Markets to the AeroVironment Board as to the fairness, from a financial point of view and as of such date, to AeroVironment of the aggregate merger consideration provided for pursuant to the merger agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets as more fully described in the section entitled “The Merger — Opinion of AeroVironment’s Financial Advisor”;

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the AeroVironment Board’s view, after consultation with AeroVironment’s management and outside counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the merger would be obtained, without the imposition of conditions sufficiently material to preclude the merger;

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the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either AeroVironment or BlueHalo for purposes of the merger agreement, and the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the merger agreement;

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that AeroVironment stockholders will have the opportunity to vote on the AeroVironment share issuance proposal, which is a condition precedent to the merger;

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the restrictions in the merger agreement on BlueHalo’s ability to respond to and negotiate alternative transaction proposals from third parties and the inability of BlueHalo to terminate the merger agreement to enter into a superior proposal;

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AeroVironment’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the AeroVironment Board has determined in good faith (i) after consultation with AeroVironment’s outside legal counsel and financial advisor that, based on the information then available, such proposal constitutes or could reasonably be expected to lead to a transaction that is superior to the merger with BlueHalo and (ii) after consultation with AeroVironment’s outside legal counsel, failure to engage in such activities would reasonably be likely to result in a breach of the AeroVironment Board’s fiduciary duties under applicable law;

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the fact that the AeroVironment Board has the ability to terminate the merger agreement under certain circumstances, including by entering into an agreement relating to a superior proposal, subject to certain conditions (including payment of a termination fee);

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the right of the AeroVironment Board to change its recommendation to AeroVironment stockholders to vote for the merger proposals if a superior proposal is available or an intervening event has occurred, subject to certain conditions and fee obligations; and

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the covenants of Arlington Capital contained in the Shareholder’s Agreement, pursuant to which Arlington Capital agreed to abide by customary standstill covenants, obligations to vote consistent with the recommendation of the AeroVironment Board, and customary employee non-solicit restrictions with respect to employees of AeroVironment and its subsidiaries (including BlueHalo and its subsidiaries after the closing).

The AeroVironment Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included:
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the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of AeroVironment or BlueHalo, including the failure to obtain stockholder approval of the AeroVironment share issuance proposal;

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that there are significant risks inherent in integrating the operations of BlueHalo with AeroVironment, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

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the substantial costs to be incurred in the merger, including those incurred regardless of whether the merger is consummated and the costs of integrating the businesses of AeroVironment and BlueHalo;

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that the merger agreement provides that, in certain circumstances, AeroVironment could be required to pay a termination fee of $200,000,000 to BlueHalo;

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that the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals;

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the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

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that the restrictions on the conduct of AeroVironment’s business prior to the consummation of the merger, although believed to be reasonable and not unduly burdensome, may delay or prevent AeroVironment from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of AeroVironment pending the consummation of the merger;

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that the merger agreement restricts AeroVironment’s ability to entertain other acquisition proposals and to terminate the merger agreement to enter into a superior proposal unless certain conditions are satisfied, and requires that AeroVironment hold the special meeting even if the AeroVironment Board changes its recommendation;

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the possibility of losing key employees and skilled workers as a result of the expected consolidation of AeroVironment’s and BlueHalo’s personnel when the merger is completed;

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the fact that Arlington Capital will become the largest stockholder of the combined company and have the right to nominate two directors to the AeroVironment Board at closing, with its control of over 26% of the fully diluted shares outstanding of the combined company following the closing; and

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other risks of the type and nature described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The AeroVironment Board also considered the interests that the executive officers and directors of AeroVironment have with respect to the Merger in addition to their interests as stockholders of AeroVironment generally (see the section entitled “The Merger — Interests of Certain AeroVironment Directors and Executive Officers in the Merger”).
The AeroVironment Board concluded that the negative factors and potential risks associated with the proposed transaction with BlueHalo are significantly outweighed by the positive factors and potential benefits that it expects AeroVironment and the AeroVironment stockholders to achieve as a result of the transaction.
Accordingly, after careful consideration, the AeroVironment Board unanimously determined that the merger agreement and the transactions contemplated therein, including the merger and the AeroVironment share issuance were advisable, fair to and in the best interests of AeroVironment and its stockholders, approved and adopted the merger agreement in accordance with applicable law, including the AeroVironment share issuance, directed that the AeroVironment share issuance be submitted to AeroVironment stockholders for consideration and resolved to recommend that the AeroVironment stockholders vote in favor of the merger proposals. The AeroVironment Board unanimously recommends that AeroVironment stockholders vote “FOR” the AeroVironment share issuance proposal.
This discussion of the information and factors considered by the AeroVironment Board in reaching its conclusion and recommendations is intended to include all of the material factors considered by the AeroVironment Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the AeroVironment Board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the AeroVironment Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the AeroVironment Board may have given different weight to different factors. The AeroVironment Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the transactions contemplated thereby.
It should be noted that this explanation of the reasoning of the AeroVironment Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
BlueHalo’s Reasons for the Merger
BlueHalo considered a number of key factors in entering into the merger agreement, including, among others:
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BlueHalo’s belief that the breadth and diversity of the combined company’s complementary portfolio of products and services will create the opportunity to cross-sell BlueHalo’s products via AeroVironment’s deep international customer relationships;

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BlueHalo’s belief that the combined company’s complementary customer relationships, services and solutions will increase the combined company’s global scale and footprint across several growing markets;

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BlueHalo’s expectation that the combined company will achieve annual net cost synergies of approximately $20 million over time;

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BlueHalo’s expectation that the combined company will provide greater opportunities for research and development and innovation related to BlueHalo’s and AeroVironment’s respective commitments to the continued development of technologies that better support its customers and their critical missions;

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BlueHalo’s expectation that the merger will result in a combined company that is superior operationally due to increased scale and scope, and in terms of enhancing value for BlueHalo’s equityholders than if BlueHalo continued to operate as an independent, standalone company; and

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BlueHalo’s belief that the combined company will have increased access to sources of capital and a broader range of investors to support the development and increased capacity for the combined company’s product and service offerings as compared to BlueHalo continuing to operate as a privately held company.

Opinion of AeroVironment’s Financial Advisor
AeroVironment engaged RBC Capital Markets as financial advisor to AeroVironment in connection with the merger. As part of this engagement, the AeroVironment Board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, to AeroVironment of the aggregate merger consideration provided for pursuant to the merger agreement. At a November 18, 2024 meeting of the AeroVironment Board held to evaluate the merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated November 18, 2024, to the AeroVironment Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets, the aggregate merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to AeroVironment. The full text of RBC Capital Markets’ written opinion, dated November 18, 2024, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the AeroVironment Board for the benefit, information and assistance of the AeroVironment Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to AeroVironment and did not address any other terms, conditions, implications or aspects of the merger or the merger agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of AeroVironment to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to AeroVironment or in which AeroVironment might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise. For purposes of RBC Capital Markets’ financial analyses and opinion, the term “BlueHalo Entities” refers to BlueHalo, together with BlueHalo Financing Holdings, LLC and other subsidiaries of BlueHalo.
For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:
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reviewed the financial terms of a draft, dated November 17, 2024, of the merger agreement;

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reviewed certain financial and other information, and certain historical operating data, relating to the BlueHalo Entities made available to RBC Capital Markets from internal records of the BlueHalo Entities;

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reviewed certain publicly available financial and other information, and certain historical operating data, relating to AeroVironment made available to RBC Capital Markets from published sources and internal records of AeroVironment;

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reviewed certain financial projections and other estimates and data relating to the BlueHalo Entities prepared by the management and other representatives of BlueHalo, including estimates as to certain tax attributes of the BlueHalo Entities, as adjusted by the management of AeroVironment, which projections and other estimates and data RBC Capital Markets was directed by AeroVironment to utilize for purposes of RBC Capital Markets’ analyses and opinion;
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reviewed certain financial projections and other estimates and data relating to AeroVironment prepared by the management of AeroVironment, which projections and other estimates and data RBC Capital Markets was directed by AeroVironment to utilize for purposes of RBC Capital Markets’ analyses and opinion;

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conducted discussions with members of the senior managements and other representatives of AeroVironment and BlueHalo with respect to the businesses, prospects and financial outlook of the BlueHalo Entities and AeroVironment;

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reviewed the reported prices and trading activity for AeroVironment common stock;

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compared certain financial metrics of the BlueHalo Entities and AeroVironment with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally relevant in evaluating the BlueHalo Entities and AeroVironment;

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reviewed the relative financial contributions of the BlueHalo Entities and AeroVironment to certain financial metrics of the pro forma combined company; and

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considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of AeroVironment or BlueHalo (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of AeroVironment and the BlueHalo Entities, as the case may be, that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets was advised that BlueHalo held no assets other than its equity interests in BlueHalo Financing Holdings, LLC and RBC Capital Markets assumed that, when delivered as contemplated by the merger agreement, additional audited and unaudited consolidated financial statements and other information for BlueHalo Financing Holdings, LLC would not reflect any information that would be meaningful in any respect to RBC Capital Markets’ analysis or opinion. RBC Capital Markets assumed that the financial projections and other estimates and data (as adjusted, in the case of the BlueHalo Entities, by the management of AeroVironment) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements and other representatives of BlueHalo and AeroVironment, as the case may be, as to the future financial performance of, and were a reasonable basis upon which to evaluate, the BlueHalo Entities, AeroVironment, the tax attributes of the BlueHalo Entities and the other matters covered thereby and RBC Capital Markets also assumed that the financial results reflected therein, including as to the tax attributes of the BlueHalo Entities, would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to any such financial projections or other estimates and data utilized in RBC Capital Markets’ analyses or the assumptions upon which they were based.
RBC Capital Markets relied upon the assessments of the managements and other representatives of AeroVironment and BlueHalo, as applicable, as to, among other things, (i) the potential impact on AeroVironment and the BlueHalo Entities of macroeconomic, geopolitical, market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the defense industry and the sectors of such industry and geographic regions in which AeroVironment and the BlueHalo Entities operate, including with respect to the availability and pricing of materials, parts and components, which are subject to significant volatility and which, if different than as assumed, could have a material impact on RBC Capital Markets’ analyses or opinion, (ii) existing and future products, services, technology and intellectual property of AeroVironment and the BlueHalo Entities, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, services, technology and intellectual property, (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, suppliers, contractors and other commercial relationships of AeroVironment and the BlueHalo Entities, and (iv) the ability of AeroVironment to integrate the businesses of the BlueHalo Entities with those of AeroVironment. RBC Capital Markets assumed that there would be no developments with respect to any such matters that would have an adverse effect on the BlueHalo Entities, AeroVironment or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.
In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to the BlueHalo Entities, AeroVironment or any other entity and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the property or facilities of the BlueHalo Entities, AeroVironment or any other entity. RBC Capital Markets did not evaluate the solvency or fair value of the BlueHalo Entities, AeroVironment or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets was not requested to make, and did not make, an independent evaluation of, and expressed no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting the BlueHalo Entities, AeroVironment or any other entity. RBC Capital Markets assumed that the merger would be consummated in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the merger, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on the BlueHalo Entities, AeroVironment or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets also assumed that the merger would qualify for the intended tax treatment contemplated by the merger agreement. In addition, RBC Capital Markets assumed that the executed version of the merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that RBC Capital Markets reviewed.
RBC Capital Markets’ opinion speaks only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and was without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets’ opinion, as set forth therein, related to the relative values of the BlueHalo Entities and AeroVironment. RBC Capital Markets did not express any opinion as to the actual value of AeroVironment common stock when issued in connection with the merger or the price or range of prices at which BlueHalo units, AeroVironment common stock or any other securities of the BlueHalo Entities or AeroVironment may trade or otherwise be transferable at any time, including following announcement or consummation of the merger. As the AeroVironment Board was aware, the credit, financial and stock markets, the securities of AeroVironment and the industry in which the BlueHalo Entities and AeroVironment operate, have experienced and continue to experience volatility and disruptions and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility or disruptions on the BlueHalo Entities, AeroVironment or the merger (including the contemplated benefits thereof).
RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, of the aggregate merger consideration (to the extent expressly specified in the opinion) provided for pursuant to the merger agreement. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the merger or the merger agreement, including, without limitation, the form or structure of the aggregate merger consideration, any adjustments to or allocations of the aggregate merger consideration, dissolution of BlueHalo Seller (and related distributions) or support, lock-up, shareholder or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of AeroVironment and its representatives regarding, legal, regulatory, tax, accounting or similar matters, including, without limitation, as to tax or other consequences resulting from the merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the BlueHalo Entities, AeroVironment or the merger (including the contemplated benefits thereof), as to which RBC Capital Markets understood that AeroVironment obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the aggregate merger consideration or otherwise.
In preparing its opinion to the AeroVironment Board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the AeroVironment Board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. RBC Capital Markets believes that the analyses and factors summarized below must be considered as a whole and in context.
In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and considered various financial matters and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique and financial consideration has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.
In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of AeroVironment and the BlueHalo Entities. The estimates of the future performance of AeroVironment and the BlueHalo Entities in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of AeroVironment or the BlueHalo Entities.
The aggregate merger consideration was determined through negotiations between AeroVironment and BlueHalo and the decision of AeroVironment to enter into the merger agreement was solely that of the AeroVironment Board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the AeroVironment Board in its evaluation of the aggregate merger consideration and should not be viewed as determinative of the views of the AeroVironment Board, AeroVironment’s management or any other party with respect to the merger or the consideration payable in the merger.
Financial Analyses
The summary of the financial analyses described below under this heading “— Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the AeroVironment Board in connection with RBC Capital Markets’ opinion, dated November 18, 2024. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. Future results may differ from those described and such differences may be material. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of RBC Capital Markets’ financial analyses described below, the term (i) “adjusted EBITDA” refers to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring and non-cash items, (ii) “adjusted EBITDA-Capex” refers to adjusted EBITDA, less capital expenditures, and (iii) “BlueHalo Pro Forma Percentage” refers to the aggregate pro forma ownership in AeroVironment for holders of BlueHalo units upon consummation of the merger of 39.5% implied by the aggregate merger consideration (prior to any adjustments).
In calculating the illustrative approximate implied pro forma percentage equity ownership reference ranges as reflected in the financial analyses described below, RBC Capital Markets divided (i) the low-ends (or high-ends, as the case may be) of the approximate implied equity value reference ranges derived for BlueHalo from such analyses by (ii) the sum of (a) the high-ends (or low-ends, as the case may be) of the approximate implied equity value reference ranges derived for AeroVironment from such analyses and (b) the low-ends (or high ends, as the case may be) of the approximate implied equity value reference ranges derived for BlueHalo from such analyses.
Selected Public Companies Analyses.   RBC Capital Markets performed separate selected public companies analyses of AeroVironment and the BlueHalo Entities in which RBC Capital Markets reviewed and compared financial and operating data relating to AeroVironment, the BlueHalo Entities and the selected publicly traded companies listed below.
AeroVironment.   RBC Capital Markets reviewed certain financial and stock market information of AeroVironment and the following four selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the defense technology industry (collectively, the “AeroVironment selected companies”):
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Curtiss-Wright Corporation

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Kratos Defense & Security Solutions, Inc.

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L3Harris Technologies, Inc.

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Leonardo DRS, Inc.

In its selected public companies analysis of AeroVironment, RBC Capital Markets reviewed, among other things, enterprise values, calculated as equity values based on closing stock prices on November 15, 2024 plus total debt and non-controlling interests and less cash and cash equivalents and equity investments, as multiples of fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA. Financial data of the AeroVironment selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information, and calendarized for an April 30 fiscal year-end. Financial data of AeroVironment was based on financial projections and other estimates and data prepared by the management of AeroVironment, public filings and other publicly available information.
The overall low to high fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples observed for the AeroVironment selected companies were 14.2x to 34.1x (with a mean of 22.9x and a median of 21.6x) and 13.4x to 29.0x (with a mean of 20.4x and a median of 19.5x), respectively. RBC Capital Markets noted that the fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples observed for AeroVironment were 37.0x and 31.3x, respectively. RBC Capital Markets then applied selected ranges of fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples derived from the AeroVironment selected companies of 34.0x to 37.0x and 29.0x to 31.0x, respectively, to corresponding data of AeroVironment. This analysis indicated approximate implied per share equity value reference ranges and approximate implied equity value reference ranges for AeroVironment, based on fiscal year 2025 adjusted EBITDA, of $179.71 to $195.30 and $5.105 billion to $5.548 billion, respectively, and, based on fiscal year 2026 estimated adjusted EBITDA, of $186.42 to $199.06 and $5.296 billion to $5.655 billion, respectively.

BlueHalo.   RBC Capital Markets reviewed certain financial information of the BlueHalo Entities and certain financial and stock market information of the following seven selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the industries in which the BlueHalo Entities operate, consisting of five selected publicly traded companies with operations in the defense technology industry (collectively, the “BlueHalo selected defense technology companies”) and two selected best-in-class publicly traded companies with operations in the defense technology services industry (collectively, the “BlueHalo selected defense technology services companies” and, together with the BlueHalo selected defense technology companies, the “BlueHalo selected companies”):
BlueHalo Selected Defense Technology Companies
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AeroVironment, Inc.

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Curtiss-Wright Corporation

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Kratos Defense & Security Solutions, Inc.

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L3Harris Technologies, Inc.

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Leonardo DRS, Inc.

BlueHalo Selected Defense Technology Services Companies
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Booz Allen Hamilton Holding Corporation

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Parsons Corporation

In its selected public companies analysis of the BlueHalo Entities, RBC Capital Markets reviewed, among other things, enterprise values, calculated as equity values based on closing stock prices on November 15, 2024 plus total debt and non-controlling interests and less cash and cash equivalents and equity investments, as multiples of fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA. Financial data of the BlueHalo selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information, and calendarized for an April 30 fiscal year-end. Financial data of the BlueHalo Entities was based on financial projections and other estimates and data prepared by the management and other representatives of BlueHalo, as adjusted by the management of AeroVironment, and calendarized for an April 30 fiscal year-end.
The overall low to high fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples observed for the BlueHalo selected companies were 14.2x to 37.0x (with an overall mean of 23.1x) and 13.4x to 31.3x (with an overall mean of 20.4x), respectively, with overall low to high fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples observed for the BlueHalo selected defense technology companies of 14.2x to 37.0x (with a mean of 25.7x and a median of 22.4x) and 13.4x to 31.3x (with a mean of 22.6x and a median of 19.7x), respectively, and overall low to high fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples observed for the BlueHalo selected defense technology services companies of 15.5x to 17.8x (with a mean and median of 16.7x) and 14.0x to 15.9x (with a mean and median of 14.9x), respectively. RBC Capital Markets then applied selected ranges of fiscal year 2025 and fiscal year 2026 estimated adjusted EBITDA multiples derived from the BlueHalo selected companies of 32.0x to 36.0x and 27.0x to 31.0x, respectively, to corresponding data of the BlueHalo Entities. This analysis indicated approximate implied enterprise value reference ranges and approximate implied equity value reference ranges for the BlueHalo Entities, based on fiscal year 2025 estimated adjusted EBITDA, of $3.612 billion to $4.063 billion and $3.087 billion to $3.538 billion, respectively, and, based on fiscal year 2026 estimated adjusted EBITDA, of $4.308 billion to $4.946 billion and $3.783 billion to $4.422 billion, respectively.
Utilizing the approximate implied equity value reference ranges derived for AeroVironment and the BlueHalo Entities as described above, RBC Capital Markets calculated the following illustrative approximate implied pro forma percentage equity ownership reference ranges for holders of BlueHalo units in AeroVironment upon consummation of the merger, as compared to the BlueHalo Pro Forma Percentage:

Implied BlueHalo Pro Forma Percentage Ownership Reference Ranges Based On:		BlueHalo Pro Forma Percentage
FY2025E Adjusted EBITDA	FY2026E Adjusted EBITDA
35.7% – 40.9%	40.1% – 45.5%	39.5%
No company or business used in these analyses is identical to AeroVironment or BlueHalo. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which AeroVironment or BlueHalo were compared.
Discounted Cash Flow Analyses.   RBC Capital Markets performed separate discounted cash flow analyses of AeroVironment and the BlueHalo Entities.
AeroVironment.   RBC Capital Markets performed a discounted cash flow analysis of AeroVironment by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that AeroVironment was forecasted to generate during the fiscal years ending April 30, 2025 through April 30, 2030 based on financial projections and other estimates and data prepared by the management of AeroVironment. For purposes of this analysis, stock-based compensation was treated as a cash expense. RBC Capital Markets calculated terminal values for AeroVironment by applying to the fiscal year 2030 estimated adjusted EBITDA of AeroVironment a selected range of adjusted EBITDA multiples of 29.0x to 35.0x. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of July 27, 2024) using a selected range of discount rates of 12.5% to 14.5%. This analysis indicated an approximate implied per share equity value reference range and an approximate implied equity value reference range for AeroVironment of $183.69 to $240.20 and $5.219 billion to $6.824 billion, respectively.
BlueHalo.   RBC Capital Markets performed a discounted cash flow analysis of the BlueHalo Entities by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that the BlueHalo Entities were forecasted to generate during the fiscal years ending April 30, 2025 through April 30, 2028 based on financial projections and other estimates and data prepared by the management and other representatives of BlueHalo, as adjusted by the management of AeroVironment, and calendarized for an April 30 fiscal year-end. For purposes of this analysis, stock-based compensation was treated as a cash expense and certain tax attributes of the BlueHalo Entities were taken into account. RBC Capital Markets calculated terminal values for the BlueHalo Entities by applying to the fiscal year 2028 estimated adjusted EBITDA of the BlueHalo Entities a selected range of adjusted EBITDA multiples of 29.0x to 35.0x. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of June 30, 2024) using a selected range of discount rates of 12.5% to 14.5%. This analysis indicated an approximate implied enterprise value reference range and an approximate implied equity value reference range for the BlueHalo Entities of $5.024 billion to $6.407 billion and $4.499 billion to $5.882 billion, respectively.
Utilizing the approximate implied equity value reference ranges derived for AeroVironment and the BlueHalo Entities as described above, RBC Capital Markets calculated the following illustrative approximate implied pro forma percentage equity ownership reference ranges for holders of BlueHalo units in AeroVironment upon consummation of the merger, as compared to the BlueHalo Pro Forma Percentage:
Implied BlueHalo Pro Forma Percentage Ownership Reference Range	BlueHalo Pro Forma Percentage
39.7% – 53.0%	39.5%
Relative Contributions.   RBC Capital Markets reviewed the relative contributions of AeroVironment and the BlueHalo Entities to the combined company’s fiscal year 2025 through fiscal year 2027 estimated revenue, fiscal year 2025 through fiscal year 2027 estimated adjusted EBITDA, fiscal year 2025 through fiscal year 2027 estimated Adjusted EBITDA-Capex and the implied enterprise value and implied equity value of the combined company, based on financial projections and other estimates and data for AeroVironment prepared by the management of AeroVironment and financial projections and other estimates and data for the BlueHalo Entities prepared by the management and other representatives of BlueHalo, as adjusted by the management of AeroVironment, and calendarized for an April 30 fiscal year-end. This indicated, among other things, overall approximate implied relative equity contribution percentages of the BlueHalo Entities to the combined company’s (i) fiscal year 2025 through fiscal year 2027 estimated revenue of 51.9% to 53.5% and corresponding approximate implied pro forma percentage equity ownership for holders of BlueHalo units of 48.7% to 50.4%, (ii) fiscal year 2025 through fiscal year 2027 estimated adjusted EBITDA of 43.3% to 50.3% and corresponding approximate implied pro forma percentage equity ownership for holders of BlueHalo units of 39.8% to 47.0%, (iii) fiscal year 2025 through fiscal year 2027 estimated adjusted EBITDA-Capex of 40.2% to 50.6% and corresponding approximate implied pro forma percentage equity ownership for holders of BlueHalo units of 36.5% to 47.4%, and (iv) implied enterprise value and implied equity values of 46.3% to 49.1% and corresponding approximate implied pro forma percentage equity ownership for holders of BlueHalo units of 46.3%, in each case as compared to the BlueHalo Pro Forma Percentage of 39.5%.
Certain Additional Information
RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:
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the historical trading performance of AeroVironment common stock during the 52-week period ended November 15, 2024, which indicated low and high intraday prices for AeroVironment common stock during such 52-week period of $116.51 per share and $236.60 per share, respectively; and

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publicly available research analysts’ price targets for AeroVironment common stock, which indicated a target stock price range for AeroVironment common stock of $210.00 per share to $245.00 per share.

Miscellaneous
AeroVironment has agreed to pay RBC Capital Markets for its services as financial advisor to AeroVironment a fee of $15 million, of which a portion was payable upon delivery of RBC Capital Markets’ opinion and $12 million is contingent upon consummation of the merger. AeroVironment also has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under federal securities laws, arising out of RBC Capital Markets’ engagement.
As the AeroVironment Board was aware, although RBC Capital Markets and its affiliates had not provided investment banking, commercial banking or financial advisory services to AeroVironment unrelated to the merger or to BlueHalo Seller or BlueHalo during the approximate two-year period prior to the date of RBC Capital Markets’ opinion for which services RBC Capital Markets and its affiliates received compensation, RBC Capital Markets and its affiliates may provide such services to AeroVironment, BlueHalo Seller, BlueHalo and/or certain of their respective affiliates in the future, for which services RBC Capital Markets and its affiliates would expect to receive compensation. As the AeroVironment Board also was aware, RBC Capital Markets and certain of its affiliates in the past have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to Arlington Capital Partners LP and/or certain of its affiliates and/or portfolio companies (other than BlueHalo Seller and BlueHalo), for which services RBC Capital Markets and its affiliates have received and would expect to receive compensation, including, during the approximate two-year period prior to the date of RBC Capital Markets’ opinion, having provided financial advisory services to Arlington Capital Partners LP in connection with a potential acquisition transaction that was not consummated and for which no financial advisory fees were received.
RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates actively trade and/or may actively trade securities or financial instruments (including loans and other obligations) of AeroVironment, Arlington Capital Partners LP, BlueHalo Seller, BlueHalo and/or other entities involved in the merger or their respective affiliates and, as appliable, portfolio companies for

RBC Capital Markets’ or its affiliates’ own account or for the account of customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities or financial instruments.
RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. AeroVironment selected RBC Capital Markets as AeroVironment’s financial advisor in connection with the merger on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with the industries in which AeroVironment and BlueHalo operate.
Unaudited Prospective Financial Information
AeroVironment does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, AeroVironment is including the AeroVironment Projections (as defined below) and the AeroVironment-Adjusted BlueHalo Projections (as defined below) in this section of this Proxy Statement/Prospectus because it was among the financial information made available in connection with the AeroVironment Board’s evaluation of the merger and the other transactions contemplated by the merger agreement. The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections were also provided to AeroVironment’s financial advisor, RBC Capital Markets, as described below. The inclusion of this information should not be regarded as an indication that AeroVironment or any of its affiliates, officers, directors, advisors or other representatives or any other recipient of this information considered or now considers it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance. Actual future results could vary materially from such prospective financial information. As such, AeroVironment stockholders are cautioned not to place undue reliance on the AeroVironment Projections or the AeroVironment-Adjusted BlueHalo Projections, including whether to vote for the AeroVironment share issuance proposal or any other matter.
While presented with numerical specificity, the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections reflect numerous estimates and assumptions deemed reasonable when prepared but are inherently uncertain and may be beyond the control of AeroVironment’s management. These assumptions include, but are not limited to, AeroVironment’s future results, defense industry activity, capital availability, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. AeroVironment can give no assurance that the AeroVironment Projections, the AeroVironment-Adjusted BlueHalo Projections and the underlying estimates and assumptions will be realized. The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections were based solely upon information available to AeroVironment’s management team at the time of preparation.
In addition, because the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections are inherently forward looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections not to be realized include, but are not limited to, risks and uncertainties relating to AeroVironment’s and BlueHalo’s respective businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this Proxy Statement/Prospectus entitled “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections were not prepared with a view toward public disclosure, nor were such projections prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections

included in this Proxy Statement/Prospectus have been prepared by, and are the responsibility of, the management of AeroVironment. Neither the Company’s independent auditors, nor any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Deloitte & Touche LLP (“Deloitte”) with respect to AeroVironment, incorporated by reference in this Proxy Statement/Prospectus, relates to the historical financial statements of AeroVironment, does not extend to the AeroVironment Projections and should not be read to do so. The reports of PricewaterhouseCoopers LLP (“PwC”) and BDO USA, P.C. (“BDO”) with respect to BlueHalo’s audited financial statements included elsewhere in this Proxy Statement/Prospectus relates to the historical financial statements of BlueHalo, do not extend to the AeroVironment-Adjusted BlueHalo Projections and should not be read to do so.
Furthermore, the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections do not take into account any circumstances or events occurring after the date such projections were prepared. AeroVironment can give no assurance that, had the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections, as applicable, been prepared either as of the date of the merger agreement or as of the date of this Proxy Statement/Prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, AeroVironment does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the AeroVironment Projections or the AeroVironment-Adjusted BlueHalo Projections, as applicable, to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown not to be appropriate, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions.
The AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections do not take into account all the possible financial and other effects on AeroVironment or BlueHalo, respectively, of the merger, the effect on AeroVironment or BlueHalo, respectively, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections do not take into account the effect on AeroVironment or BlueHalo, respectively, of any possible failure of the merger to occur. None of AeroVironment or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any AeroVironment stockholder or BlueHalo equityholder regarding AeroVironment’s or BlueHalo’s ultimate performance compared to the information contained in the AeroVironment Projections or the AeroVironment-Adjusted BlueHalo Projections, as applicable, or that the forecasted results will be achieved. The inclusion of the AeroVironment Projections and the AeroVironment-Adjusted BlueHalo Projections herein should not be deemed an admission or representation by AeroVironment or its affiliates, officers, directors, advisors or other representatives that it is viewed as material information of AeroVironment or BlueHalo, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering the uncertainties inherent in any forecasted information, holders of AeroVironment common stock are cautioned not to place undue reliance on such information, and AeroVironment urges all holders of AeroVironment common stock to review AeroVironment’s most recent SEC filings for a description of AeroVironment’s reported financial results and BlueHalo’s historical financial information included elsewhere in this Proxy Statement/Prospectus. See the section entitled “Where You Can Find More Information.”
AeroVironment Projections
AeroVironment management prepared and provided to the AeroVironment Board non-public, unaudited prospective internal financial information regarding AeroVironment’s anticipated future operations for the fiscal years ending 2025 through 2029, which initially were prepared in February 2024 and subsequently updated to add fiscal year 2030 and to reflect AeroVironment’s latest prospective financial information as of July 2024, treating AeroVironment on a standalone basis, without giving effect to, and as if AeroVironment never contemplated the merger (such projections, as updated, referred to herein as the “AeroVironment Projections”). The AeroVironment Projections were thoroughly reviewed and discussed by the AeroVironment Board on February 24, 2024 and provided to RBC Capital Markets for its use and reliance in connection with its financial analyses and opinion delivered to the AeroVironment Board as described under “— Opinion of AeroVironment’s Financial Advisor.”
In preparing the AeroVironment Projections, AeroVironment management made numerous assumptions regarding AeroVironment’s business, including, but not limited to:
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Market growth assumptions during the forecast period, which were based on published industry information from reputable sources;

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Revenue growth relied on a combination of the aforementioned market growth over the period as well as continued expansion and market share gains of existing product lines;

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Capital expenditures during the projection period would be a consistent percentage of revenue;

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Working capital, which included assumptions regarding accounts receivable and unbilled improvements in Days Sales Outstanding (DSO) over the forecast period driven by improved payment terms, inventory improvements in Days Inventory Outstanding (DIO), and increased accuracy in demand planning due to large key programs of record awards;

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Additional margin expansion would occur as a consequence of improved operating efficiency during the projection period; and

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The following effective tax rates for fiscal years 2025 through 2030, respectively: (1) 10.8%; (2) 11.6%; (3) 13.7%; (4) 15.1%; (5) 16.5%; and (6) 17.5%.

The following table provides a summary of the AeroVironment Projections:
	Year Ended April 30,
	2025E	2026E	2027E	2028E	2029E	2030E
	(in Millions)
Total Revenues	$820	$965	$1,149	$1,386	$1,525	$1,677
Adjusted EBITDA(1)	$148	$180	$219	$271	$320	$354
Capital Expenditures	$51	$43	$45	$47	$49	$51
Unlevered Free Cash Flow(2)	$62	$71	$82	$107	$174	$192

(1)
Adjusted EBITDA is defined as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes and other significant non-cash items and other adjustments for certain charges and credits. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(2)
Unlevered Free Cash Flow is defined as NOPAT plus depreciation and amortization and less capital expenditures and increase in net working capital. NOPAT is defined as Adjusted EBITDA less depreciation, amortization, stock-based compensation and taxes.

AeroVironment-Adjusted BlueHalo Projections
In November 2024, AeroVironment management prepared and provided to the AeroVironment Board non-public, unaudited prospective internal financial information regarding BlueHalo’s anticipated future operations for the fiscal years ending 2025 through 2028, which was based on forecasts, financial and operational due diligence information provided by BlueHalo management but which reflected adjustments that AeroVironment management deemed appropriate, treating BlueHalo on a standalone basis, without giving effect to, and as if BlueHalo never contemplated, the merger (such prospective financial information, as adjusted by AeroVironment management, referred to herein as the “AeroVironment-Adjusted BlueHalo Projections”). These adjustments consisted of modifications to BlueHalo’s projections during the fiscal years 2025 through 2028 to reflect lower EBITDA margins and revenue based on AeroVironment management’s financial and operational due diligence. The AeroVironment-Adjusted BlueHalo Projections were thoroughly reviewed and discussed by the AeroVironment Board on November 18, 2024 and provided to RBC Capital Markets for its use and reliance in connection with its financial analyses and opinion delivered to the AeroVironment Board as described under “— Opinion of AeroVironment’s Financial Advisor.”
The following table summarizes the AeroVironment-Adjusted BlueHalo Projections (as calendarized for an April 30 fiscal year-end):
	Year Ended April 30,
	2025E	2026E	2027E	2028E
	(in Millions)
Total Revenues	$911	$1,041	$1,324	$1,535
Adjusted EBITDA(1)	$113	$160	$222	$274
Capital Expenditures	$48	$50	$44	$42
Unlevered Free Cash Flow(2)	$24	$43	$86	$132

(1)
Adjusted EBITDA is defined as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes and other significant non-cash items and other adjustments for certain charges and credits. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(2)
Unlevered Free Cash Flow is defined as NOPAT plus depreciation less capital expenditures and increase in net working capital. NOPAT is defined as Adjusted EBITDA less depreciation, stock-based compensation and taxes.

Estimated Cost Synergies
In addition to the AeroVironment Projections and AeroVironment-Adjusted BlueHalo Projections, AeroVironment management prepared certain estimates of net cost synergies expected to be realized following the consummation of the merger (the “estimated cost synergies”). Estimated cost synergies of $10 million are expected to be realized commencing in fiscal year 2026, increasing to a total of $20 million in fiscal year 2027. The estimated cost synergies are not reflected in the AeroVironment Projections and AeroVironment-Adjusted BlueHalo Projections, which only relate to stand-alone operations.
Closing and Effective Time of the Merger
The closing of the merger will take place no later than the third business day after the satisfaction or waiver of the last of the conditions to the closing set forth in the merger agreement (other than those conditions that by their nature must be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permitted) of those conditions), or at such other time, date and location, or in such other manner, as the parties agree in writing; provided, however, if the closing would otherwise occur pursuant to the foregoing sentence during the last 15 calendar days of AeroVironment’s fiscal quarter, AeroVironment will have the option, in its sole discretion, upon prior written notice to BlueHalo, to elect to postpone the closing until the first business day following the last date of such AeroVironment fiscal quarter (subject to the satisfaction or waiver of the conditions set forth in the merger agreement at such time).
Upon the terms and subject to the provisions of the merger agreement and in accordance with the DGCL and the DLLCA, as applicable, as soon as practicable on the closing date, the applicable parties will file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DLLCA, to effect the merger.
AeroVironment and Seller are working to complete the merger prior to the initial end date of August 18, 2025 (subject to extension in certain circumstances to February 18, 2026 pursuant to the terms of the merger agreement). It is possible that factors outside the control of the parties could result in the merger being completed at a different time, or not at all. Please see “The Merger Agreement — Conditions to the Completion of the Merger.”
Interests of AeroVironment Directors and Officers in the Merger
The non-employee directors of AeroVironment do not have any interest in the merger that are different from, or in addition to, the interests of the AeroVironment stockholders.
In considering the recommendation of the AeroVironment Board with respect to the merger, holders of shares of AeroVironment common stock should be aware that certain of AeroVironment’s executive officers may have interests in the merger that may be different from, or in addition to, those of AeroVironment stockholders generally. These interests are described below. The AeroVironment Board was aware of and considered these interests, among other matters, in reaching its decision to approve the merger and to recommend that AeroVironment stockholders vote in favor of the proposal.
Executive Transaction Severance Plan
On December 3, 2024, AeroVironment adopted the AeroVironment, Inc. Executive Transaction Severance Plan (the “Executive Transaction Severance Plan”) for the benefit of three of AeroVironment’s executive officers who are not eligible to participate in AeroVironment’s Executive Severance Plan, namely Brett Hush (SVP, Loitering Munitions), Jeff Rodrian (SVP, MacCready Works), and Trace Stevenson (SVP, Uncrewed Systems). The Executive Transaction Severance Plan provides for certain severance entitlements upon a termination of employment by AeroVironment without “cause” occurring on or prior to November 18, 2025 (an “Eligible Termination”).
Upon an Eligible Termination, the participant will be entitled to receive, subject to his execution and non-revocation of a release of claims and continued compliance with certain restrictive covenants, the follow severance payments and benefits: (i) an amount equal to his base salary, (ii) provided that the Eligible Termination occurs outside the period starting on April 1, 2025 through and including June 30, 2025, a pro-rated target annual bonus for the fiscal year in which the termination date occurs, based on the days that elapsed prior to the termination date in such fiscal year, (iii) the continuation of certain employee welfare plan benefits, including for the participant’s dependents and beneficiaries, for a period of 12 months following the Eligible Termination or until the participation becomes eligible for equivalent benefits from a subsequent employer, (iv) the right to remain eligible to continue to vest in the participant’s outstanding time-based equity awards for a period of 12 months following the Eligible Termination, subject to continued transition consulting services through each applicable vesting date, and (v) outplacement services for a period of 12 months following the Eligible Termination or until the participant accepts a subsequent offer of employment, whichever occurs first.
Under the Executive Transaction Severance Plan, if any payments and benefits in connection with a change of control are subject to Section 4999 of the Code, then such payments and benefits will either be paid in full or be reduced so that the Section 4999 excise tax does not apply, whichever results in the better after-tax result for the participant. Under no circumstances does the Executive Transaction Severance Plan provide for a tax gross-up in the event that excise taxes under Section 280G of the Code are imposed on the severance benefits.
AeroVironment Director Positions and Management Following the Merger
Each director who currently serves on the AeroVironment Board is expected to continue as a director of the combined company after the effective time of the merger. In addition, certain AeroVironment current executive officers are expected to remain in their position as executive officer following the effective time of the merger.
Director Compensation
AeroVironment compensates its non-employee directors for their service on the AeroVironment Board but does not provide compensation to Mr. Nawabi other than for his service as an employee of

AeroVironment. Non-employee members of the AeroVironment Board receive cash retainers and an award of restricted stock for their service on the AeroVironment Board. The current non-employee directors of the AeroVironment Board, who are expected to remain directors after the effective time of the merger, will continue to be eligible to receive compensation under AeroVironment’s general non-employee director compensation policy, as it may be amended from time to time.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the AeroVironment directors and officers under the merger agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 91 below.
Quantification of Potential Payments and Benefits to Certain AeroVironment Named Executive Officers in Connection with the Merger
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires the disclosure of certain information about specific types of compensation for certain named executive officers of AeroVironment that is based on, or otherwise relates to, the merger. For this purpose, AeroVironment is providing disclosure with respect to Trace Stevenson and Brett Hush, who are the only named executive officers who may receive compensation based on, or otherwise related to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion above in the section entitled “— Executive Transaction Severance Plan” beginning on page 65 of this Proxy Statement/Prospectus.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:
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the value of equity acceleration is based on a price per share of AeroVironment common stock equal to $195.62, which is the average closing price per share of AeroVironment common stock as reported on the Nasdaq over the first five business days following the first public announcement of the merger, prior to market open, on November 19, 2024;

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the value of the equity vesting benefit is based on the number of AeroVironment restricted stock awards (“RSAs”) held by the relevant named executive officers as of the date of the first public announcement of the merger on November 19, 2024;

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the “Assumed Effective Date” as referenced in this section occurs on January 17, 2025, which is the assumed date of the effective time solely for purposes of the disclosure in this section; and

•
the employment of the relevant named executive officers will be terminated by AeroVironment without “cause” (as such term is defined in the Executive Transaction Severance Plan) on the Assumed Effective Date, and on such date the named executive officer will commence providing transition consulting services for a period of 12 months.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Trace Stevenson	637,487	195,424	31,601	864,513
Brett Hush	610,377	192,490	18,450	821,317

(1)
Consists of a cash severance payment equal to the sum of the named executive officer’s (i) annual base salary and (ii) pro-rated annual bonus for fiscal year 2025, as described above under the section entitled “— Executive Transaction Severance Plan” beginning on page 65 of this Proxy Statement/Prospectus. The cash severance payments are “double trigger” and are payable only if the named executive officer is terminated by AeroVironment without “cause” (as defined in the Executive Transaction Severance Plan) on or prior to November 18, 2025. Details of the cash payments are shown in the following supplemental table:

Named Executive Officer	Base Salary Severance ($)	Pro Rata Bonus ($)	Total ($)
Trace Stevenson	424,294	213,193	637,487
Brett Hush	406,250	204,127	610,377

(2)
Includes the value of the named executive officer’s time-based equity award(s) scheduled to vest pursuant to their terms during the 12-month period commencing on the Assumed Effective Date, as described above under the section entitled “— Executive Transaction Severance Plan” beginning on page 65 of this Proxy Statement/Prospectus. The amount is based on a per share value of AeroVironment common stock of $195.62 and assumes that the named executive officer continued to provide transition consulting services through each applicable vesting date. The equity vesting benefits are “double trigger” and are payable only if the named executive officer is terminated without “cause” on or prior to November 18, 2025. The following table sets forth, for each named executive officer, the total number of RSAs scheduled to vest pursuant to their terms during the 12-month period commencing on the Assumed Effective Date:

Named Executive Officer	RSAs (#)
Trace Stevenson	999
Brett Hush	984

(3)
Consists of the estimated cost to provide for health and welfare benefits continuation to each relevant named executive officer for a period of 12 months following the Assumed Effective Date, as described above under the section entitled “— Executive Transaction Severance Plan” beginning on page 65 of this Proxy Statement/Prospectus. The health and welfare continuation benefits are “double trigger” and are payable only if the named executive officer is terminated without “cause” on or prior to November 18, 2025.

Interests of BlueHalo Managers and Officers in the Merger
The members of the BlueHalo Board do not have any interest in the merger that are different from, or in addition to, the interests of the BlueHalo equityholders, other than ongoing indemnification and insurance coverage.
Certain of BlueHalo’s executive officers may have interests in the merger that may be different from, or in addition to, those of BlueHalo equityholders generally. The BlueHalo executive officers for purposes of the discussion below are Jonathan Moneymaker (Chief Executive Officer), Trip Ferguson (Chief Operating Officer), and Robert Richards (Chief Financial Officer).
Treatment of Equity and Equity-Based Awards
Immediately following the effective time of the merger, Seller will consummate the Seller liquidation and the Seller distribution. All outstanding Seller incentive units and Seller restricted common units will become vested as of immediately prior to the closing (to the extent unvested and would not otherwise become vested at the closing pursuant to their terms) and be entitled to receive a portion of the aggregate closing consideration, in connection with the Seller liquidation and Seller distribution. Please see “— Treatment of BlueHalo Equity Awards.”
The following table sets forth the number of Seller restricted common units and Seller incentive units held by BlueHalo’s executive officers. None of the members of the BlueHalo Board, other than Mr. Moneymaker, as Chief Executive Officer, individually hold any Seller restricted common units or Seller incentive units. The amounts reflected in the table below exclude any Seller restricted common units and Seller incentive units that have vested in accordance with their terms prior to April 1, 2025 (the assumed closing date of the merger solely for purposes of this compensation-related disclosure).

Name	Number of Unvested Seller Restricted Common Units(#)	Number of Unvested Seller Incentive Units(#)
Executive Officers
Jonathan Moneymaker(1)	964	72,613
Trip Ferguson.	—	29,993
Robert Richards	482	38,622

(1)
Mr. Moneymaker is also a member of the BlueHalo Board.

Transition Agreement
Mr. Moneymaker has also entered into a Transition Agreement, dated as of November 18, 2024, with BlueHalo, LLC and AeroVironment (the “Transition Agreement”), as a condition to the merger agreement. At the effective date of the merger, the Moneymaker Employment Agreement will terminate and will be superseded in all respects by the Transition Agreement. Mr. Moneymaker’s only employment arrangement from and after the closing date of the merger are as provided in the Transition Agreement, which are described below. No other executive officers of BlueHalo are party to employment agreements and, as of the date of this Proxy Statement/Prospectus, none of BlueHalo’s other executive officers has entered into any agreement with AeroVironment or any of its affiliates regarding the potential terms of their individual employment arrangements or the right to purchase or participate in the equity of AeroVironment or one or more of its affiliates following the merger.
Upon the termination of the transition period (as defined in the Transition Agreement) or in the event that Mr. Moneymaker’s employment is terminated without “cause” or if Mr. Moneymaker resigns for “good reason,” in each case, prior to the end of the transition period, subject, as applicable, to his execution and non-revocation of a release of claims, then he is entitled to receive certain severance payments and benefits depending on whether such termination occurs on or before six months following the merger, between six and nine months following the merger, or more than nine months following the merger; and the company-portion of the premiums required to continue Mr. Moneymaker’s coverage for nine months following the termination, under all company benefit plans that are eligible for continuation under COBRA or applicable state law, which shall be paid over nine months following the termination date. Mr. Moneymaker will also be entitled to receive his base salary for each day following notice of such termination that he reports and is available for work, until the termination date, subject to the requirements of the Transition Agreement.
Support Agreements
Concurrently with the execution and delivery of the merger agreement, Seller and certain significant Seller Members, the equityholders of BlueHalo ACP Holdings L.P. (the “Key Seller Member”), and Mr. Moneymaker entered into seller and sponsor support agreements with AeroVironment to vote all of their equity interests in Seller and BlueHalo, as applicable, in favor of adoption of the merger agreement. For a more detailed discussion of the support agreements, see the section entitled “Agreements Related to the Merger — Support Agreements.”
Management Following the Merger
As described in the sections entitled “Agreements Related to the Merger — Shareholder’s Agreement” and “AeroVironment Director Positions and Management Following the Merger,” certain members of the BlueHalo Board are expected to become directors of the combined company upon the closing of the merger.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to members of BlueHalo’s Board and its officers under the merger agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers.”

Board of Directors and Management of the Combined Company
At the effective time, the board of directors of the combined company is expected to consist of ten members, including (a) eight existing members of the AeroVironment Board and (b) two Sponsor Member designees, subject to certain conditions and qualifications as set forth in the shareholder’s agreement. For additional information, please see “Agreements Related to the Merger — Shareholder’s Agreement.”
At the effective time, management of the combined company is expected to include certain of AeroVironment’s current executive officers.
Seller and BlueHalo have agreed to use reasonable best efforts to obtain and deliver to AeroVironment, at or prior to the closing, evidence of the resignation or removal of each member of the board of directors or managers (or similar body) of each acquired company or each officer that is requested by AeroVironment effective as of the effective time.
Ownership of the Combined Company
Based on the number of shares of AeroVironment common stock outstanding on [•], 2025, the latest practicable date prior to the date of this Proxy Statement/Prospectus, upon completion of the merger, the Seller liquidation and the Seller distribution, Seller equityholders are expected to own approximately [•]% of the outstanding shares of AeroVironment common stock and AeroVironment stockholders immediately prior to the merger are expected to own approximately [•]% of the outstanding shares of AeroVironment common stock. The relative ownership interests of AeroVironment stockholders and Seller equityholders in the combined company immediately following the merger will depend on certain adjustments to the aggregate closing consideration for the closing leakage share amount in accordance with the terms of the merger agreement.
Regulatory Approvals
Completion of the merger is conditioned upon the receipt of certain governmental clearances or approvals as summarized below. The process for obtaining the requisite regulatory clearances or approvals for the merger is ongoing. Although the parties currently believe that they should be able to obtain all required regulatory clearances and approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the clearances and approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger.
U.S. Antitrust Filing
The completion of this merger is subject to antitrust review in the United States in accordance with the HSR Act and the rules promulgated thereunder. The HSR Act provides that each party must file its respective HSR notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the early termination of that waiting period. In the event the parties receive a request for additional information and documentary material (a “Second Request”) from the FTC or the DOJ, the waiting period is extended, and the transaction may not be completed until the expiration or termination of a 30-day waiting period following the parties’ substantial compliance with the Second Request.
The parties’ HSR notifications were filed with the FTC and the DOJ on December 4, 2024. The waiting period for the HSR notifications expired on January 3, 2025.
At any time before or after the expiration or termination of any applicable waiting period or any extension thereof, under the HSR Act, or before or after the merger is completed, the DOJ or the FTC may take action under the antitrust laws in opposition to the merger, including seeking to enjoin completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or only permitting completion subject to regulatory concessions or conditions.

Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Foreign Antitrust and Other Regulatory Filings
Consummation of the transactions contemplated by the merger agreement are further subject to notification and approval under: (1) Ukraine’s Law on the Protection of Economic Competition (2001), as amended, (2) the United Kingdom’s National Security and Investment Act 2021, and (3) the United Kingdom Enterprise Act 2002, unless the Competition and Markets Authority (the “CMA”) shall have confirmed in writing that it does not require further information regarding the merger following submission of a briefing paper. The CMA confirmed on January 23, 2025 that it does not require further information regarding the merger.
In addition, the AeroVironment share issuance is subject to notification and approval (1) under Germany’s Foreign Trade and Payments Act (Außenwirtschaftsgesetz) in conjunction with the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung), (2) from the Italian Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri), pursuant to Italian Law Decree (decreto legge) No. 21 of 15 March 2012, as converted into law and amended by Italian Law (legge) No. 56 of May 11, 2012, as amended, and (3) under the United Kingdom’s National Security and Investment Act 2021.
SEC Effectiveness of Registration Statement
In connection with the shares to be issued in the merger, AeroVironment must file a registration statement with the SEC under the Securities Act, of which this Proxy Statement/Prospectus is a part, and such registration statement must be declared effective by the SEC. Each of AeroVironment, Seller and BlueHalo will use their commercially reasonable efforts to cause the registration statement to become effective under the Securities Act as promptly as practicable, and will take all or any action required under any applicable federal, state, securities and other applicable laws in connection with the AeroVironment share issuance.
Efforts to Obtain Regulatory Approvals
In the merger agreement, each of AeroVironment, Seller and BlueHalo have agreed to use their respective reasonable best efforts, subject to certain limitations, to (i) file with the FTC and DOJ a Notification and Report Form relating to the merger as required by the HSR Act and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any governmental authority that are required by other applicable antitrust laws and foreign direct investment laws. The parties have also agreed to:
•
cooperate and coordinate (and cause its respective affiliates to cooperate and coordinate, if applicable) with the other in the making of such filings;

•
use its respective reasonable best efforts to supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings;

•
use its respective reasonable best efforts to supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the governmental authorities of any other applicable jurisdiction in which any such filing is made;

•
use its respective reasonable best efforts to take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act, any other antitrust laws and any foreign direct investment laws applicable to the merger and (2) obtain any required consents pursuant to any antitrust laws and any foreign direct investment laws applicable to the merger, in each case as soon as practicable; and

•
where reasonably practicable, prior to independently participating in any material meeting or engaging in any substantive conversation with any governmental authority where such meeting or conversation is substantially related to any such filings or investigations relating thereto, provide notice to the other party of such meeting or conversation and, unless prohibited by such governmental authority or otherwise decided by AeroVironment pursuant to the terms of the merger agreement, the opportunity to attend or participate.
In addition, each of AeroVironment and Merger Sub (and their respective affiliates, if applicable), on the one hand, and Seller and BlueHalo (and their respective affiliates), on the other hand, will promptly inform the other of any communication from any governmental authority regarding the merger in connection with such filings. If any party or affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the merger pursuant to the HSR Act, any other antitrust laws or any foreign direct investment laws applicable to the merger, then such party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.
Following the consultation with Seller and BlueHalo, (i) AeroVironment will have the exclusive right to make all strategic and tactical decisions as to the manner and timing in which to obtain from any governmental authority under the HSR Act, any other applicable antitrust laws or any foreign direct investment laws, any actions or non-actions, consents, approvals, authorizations, clearances or orders required to be obtained by AeroVironment, Seller or BlueHalo or any of their respective affiliates in connection with the consummation of the transactions, and any proposals relating to any understanding, undertaking or agreement with any governmental authority relating to the transactions, (ii) AeroVironment and its representatives will have no obligation to share with Seller and BlueHalo, any of their subsidiaries or any of their respective representatives (other than outside antitrust counsel) any nonpublic information, data or materials about any of the businesses or operations of AeroVironment and its affiliates, and (iii) each of Seller and BlueHalo will not, nor will it permit any of its subsidiaries or representatives to make any communications with, or proposals relating to, or enter into, any understanding, undertaking or agreement with, any governmental authority relating to the transactions without AeroVironment’s prior review and approval.
In furtherance of the efforts described above, to the extent necessary to avoid or eliminate any impediment under any antitrust law or any foreign direct investment laws that may be asserted by any governmental entity, so as to enable the consummation of the transactions contemplated by the merger agreement as promptly as practicable, and in any event prior to the end date, AeroVironment and Merger Sub and, if requested by AeroVironment, Seller and BlueHalo, will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Seller, BlueHalo, the surviving company, AeroVironment, Merger Sub, or any subsidiary of any of the foregoing or impose any restriction, requirement or limitation on the operation of the business or portion of the business of Seller, BlueHalo, the surviving company, AeroVironment, Merger Sub, or any subsidiary of any of the foregoing. However, no party will be required to:
•
commit to or effect any remedial action that is not conditioned upon the consummation of the transactions;

•
commit to or effect any remedial action(s) if such actions, in the aggregate, would or would reasonably be expected to have a material and adverse impact on the anticipated benefit of the transactions although AeroVironment may, at its sole discretion, elect to do so, and Seller and BlueHalo will be obligated to commit to such remedial actions in connection therewith (so long as such action(s) are necessary to avoid or eliminate any impediment under any antitrust law or foreign direct investment law that is asserted by a governmental entity); or

•
litigate, or otherwise contest, defend or initiate, any action, suit, claim, litigation, arbitration or proceeding (including any judicial or administrative proceeding) against or with any governmental entity, although AeroVironment may, at its sole discretion, elect to do so, and Seller and BlueHalo will be obligated to cooperate with such litigation and all reasonable requests of AeroVironment in connection therewith.

Each of the parties agreed that, between the date of the merger agreement and the earlier of the closing and the termination of the merger agreement, it will not, and will ensure that none of its subsidiaries will, consummate, enter into any agreement providing for or announce any material investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the merger agreement.
No Assurances of Obtaining Approvals
There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.
Timing
AeroVironment and Seller each have a right to terminate the merger agreement if the merger is not consummated on or before the initial end date of August 18, 2025, which end date will be automatically extended to February 18, 2026, if at the time of such extension, all closing conditions other than with respect to receipt of clearance and approvals under certain specified antitrust or foreign direct investment laws have been satisfied or waived. However, this right to terminate will not be available to any party whose action or failure to act (which action or failure to act constitutes a material breach by such party) has been the primary cause of the failure of the closing to have occurred prior to the end date. For more information, see “The Merger Agreement — Termination of the Merger Agreement.”
Accounting Treatment of the Merger
AeroVironment prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of BlueHalo by AeroVironment under the acquisition method of accounting in accordance with GAAP. AeroVironment will be treated as the acquiror for accounting purposes.
All unaudited pro forma condensed combined financial information contained in this Proxy Statement/Prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of BlueHalo’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of BlueHalo as compared to the unaudited pro forma information included in this Proxy Statement/Prospectus will have the effect of increasing the goodwill recognized related to the merger.
Listing of AeroVironment Common Stock
It is a condition to the consummation of the merger that the shares of AeroVironment common stock issuable in the merger be approved for listing on the Nasdaq, subject to official notice of issuance. Following the completion of the merger, it is expected that the common stock of the combined company will continue to trade under the ticker symbol “AVAV.”
No Appraisal Rights
Appraisal rights are statutory rights that, if applicable under law, enable shareholders of a corporation or unitholders of a limited liability company, as applicable, to dissent from a merger and to demand that such corporation or limited liability company pay the fair value for their shares or units as determined by a court in a judicial proceeding instead of receiving the consideration offered to such shareholders or unitholders in connection with the transaction. Under the Delaware law, BlueHalo and Seller equityholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger.
No dissenters’ or appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the merger agreement, a copy of which is attached as Annex A and incorporated by reference into this Proxy Statement/Prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this Proxy Statement/Prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this Proxy Statement/Prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. AeroVironment, BlueHalo and Seller do not intend that the merger agreement be a source of business or operational information about AeroVironment, BlueHalo and Seller. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this Proxy Statement/Prospectus and in the public filings AeroVironment makes with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about AeroVironment, BlueHalo and Seller contained in this Proxy Statement/Prospectus or in the public reports of AeroVironment filed with the SEC may supplement, update or modify the factual disclosures about AeroVironment contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by AeroVironment, BlueHalo and Seller were qualified and subject to important limitations agreed to by AeroVironment, BlueHalo and Seller in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, and were not intended by the parties to the merger agreement to be a characterization of the actual state of facts or condition of AeroVironment, BlueHalo, or Seller, except as expressly stated in the merger agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosure schedules that AeroVironment, BlueHalo and Seller each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Proxy Statement/Prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Proxy Statement/Prospectus or in the public filings made by AeroVironment with the SEC.
Additional information about AeroVironment, BlueHalo, and Seller may be found elsewhere in this Proxy Statement/Prospectus and in the public filings AeroVironment makes with the SEC. Please see “Where You Can Find More Information.”
Structure of the Merger
Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub will merge with and into BlueHalo, with BlueHalo surviving the merger as the surviving company and a direct wholly owned subsidiary of AeroVironment.
Merger Consideration and Adjustment
At the effective time, by virtue of the merger and without any further action on the part of any other person, all of the BlueHalo units issued and outstanding immediately prior to the effective time (other than canceled units) will be automatically converted into the right to receive a number of shares of AeroVironment common stock equal to the aggregate closing consideration. The “aggregate closing consideration” equals a number of shares of AeroVironment common stock equal to (i) the aggregate merger consideration (or 18,548,698 shares of AeroVironment common stock) minus (ii) a number of shares of AeroVironment common stock equal to the value of certain items of leakage incurred by BlueHalo and its subsidiaries since June 30, 2024 as of immediately prior to the effective time (such value, the “closing leakage value” and such number of shares, the “closing leakage share amount”) minus (iii) the excess closing indebtedness share amount of 1,098,133 shares. For more information regarding such adjustments, see “— Pre-Closing Adjustment” below.
Each BlueHalo unit held by BlueHalo, Merger Sub or AeroVironment or any direct or indirect subsidiary of BlueHalo or AeroVironment immediately prior to the effective time (the “canceled units”), will be canceled and extinguished, and no consideration will be issued for such canceled units.
Each Merger Sub unit issued and outstanding immediately prior to the effective time will be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable unit of the surviving company following the merger.
In addition, Seller will take all action necessary to ensure that, effective immediately prior to the closing, all outstanding Seller incentive units and Seller restricted common units will be treated as described in “— Treatment of BlueHalo Equity Awards.”
Treatment of Fractional Shares
AeroVironment will not issue any shares representing fractional shares of AeroVironment common stock in the merger. The number of shares of AeroVironment common stock to be issued to each applicable Seller Member will be rounded down to the nearest whole number (without any consideration payable for such fractional shares).
Seller Liquidation and Seller Distribution
Pursuant to the merger, AeroVironment will issue all of the aggregate closing consideration to Seller as the sole member of BlueHalo. Immediately following the effective time, Seller will consummate the complete liquidation of Seller (the “Seller liquidation”) and distribute all of the aggregate closing consideration to the equity holders of Seller, including holders of Seller incentive units and Seller restricted common units in accordance with the distribution spreadsheet finalized by Seller, BlueHalo and AeroVironment in accordance with the terms of the merger agreement (the “Seller distribution”). All outstanding Seller incentive units and Seller restricted common units will become vested as of immediately prior to the closing (to the extent unvested and would not otherwise become vested at the closing pursuant to their terms) and be entitled to receive a portion of the aggregate closing consideration, in connection with the Seller liquidation and the Seller distribution. Please see “— Treatment of BlueHalo Equity Awards.”
Pre-Closing Adjustment
As described above, the aggregate merger consideration is subject to downwards adjustments, which will be determined prior to the closing for the closing leakage share amount and the excess closing indebtedness share amount, as set forth in the merger agreement.
At least ten business days prior to the closing date, BlueHalo will (and Seller will cause BlueHalo to) deliver to AeroVironment (i) a certificate (the “closing payment and leakage certificate”) setting forth BlueHalo’s calculation of the aggregate closing consideration, including the calculation of the closing leakage value (if any) (and the closing leakage share amount), each component of leakage and permitted leakage, and the indebtedness payoff amounts, and (ii) reasonable supporting documentation used in the preparation of the closing payment and leakage certificate.
AeroVironment and BlueHalo will (and Seller will cause BlueHalo to) cooperate in good faith to resolve any dispute regarding the closing payment and leakage certificate delivered by BlueHalo as promptly as practicable (but no later than three business days prior to the closing date), and modify the amounts set forth on the closing payment and leakage certificate and its component calculations as appropriate to reflect any agreed adjustments to such amounts.

Generally, transaction expenses will be the responsibility of the party incurring those expenses. However, each of AeroVironment and Seller will be equally responsible for 50% of the premium (inclusive of broker commissions), taxes, underwriting fees and broker fees of the RWI Policy. Generally, any company transaction expenses incurred or payable by or on behalf of any acquired company that are in excess of $25 million will be included in the closing leakage value.
Exchange of Shares
Exchange Agent
Prior to or concurrently with the effective time, AeroVironment will deposit or cause to be deposited with Equiniti Trust Company, LLC, the transfer agent of AeroVironment (the “Exchange Agent”) book-entry shares representing the number of shares of AeroVironment common stock issuable as the aggregate closing consideration. Following the effective time, upon the automatic surrender by Seller of book-entry units registered in the transfer books of BlueHalo, representing all of the BlueHalo units issued and outstanding immediately prior to the effective time (other than canceled units) to the Exchange Agent for cancellation, AeroVironment will cause the Exchange Agent to issue a number of shares of AeroVironment common stock equal to the aggregate closing consideration to Seller.
Withholding Rights
Each of AeroVironment, Merger Sub, the Exchange Agent and the surviving company will be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Seller Member or former Seller Member or other Person pursuant to the merger agreement such amounts as AeroVironment, Merger Sub, the Exchange Agent or the surviving company, as the case may be, is required to deduct or withhold therefrom under the Code, or any applicable law, with respect to the making of such payment. To the extent that such amounts are so withheld, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid.
Treatment of BlueHalo Equity Awards
Effective immediately prior to the closing, all outstanding Seller incentive units and Seller restricted common units will, to the extent unvested and would not otherwise become vested pursuant to the terms of the applicable Seller incentive unit or Seller common unit, as applicable, become vested.
Governance of the Combined Company
Board of Directors
Pursuant to the merger agreement, all directors and managers of BlueHalo and the acquired companies will resign as requested by AeroVironment, effective as of the closing date. As of the effective time, the board of directors of the combined company will consist of no less than ten directors, including two Sponsor Member designees and the current AeroVironment Board.
Chief Executive Officer and Executive Chairman of the Board of Directors
As of the effective time, the AeroVironment CEO, Mr. Wahid Nawabi will continue to serve as the chief executive officer and executive chairman of the combined company.
Name
Unless and until the parties agree that the combined company should have a different name than what is currently set forth in the charter of AeroVironment, the combined company’s name will be “AeroVironment, Inc.”
Headquarters
As of the effective time, the headquarters of the combined company will be located in Arlington, Virginia.

Limited Liability Company Agreement
At the effective time, the limited liability company agreement of the surviving company shall be amended and restated pursuant to the merger in its entirety to read as the limited liability company agreement of Merger Sub.
Representations and Warranties
The merger agreement contains representations and warranties made by AeroVironment and Merger Sub to Seller and BlueHalo and by Seller and BlueHalo to AeroVironment and Merger Sub. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain individuals of the party making the representation did not have actual knowledge after reasonable inquiry in the course of the performance of their respective duties. Furthermore, each of the representations and warranties is subject to the qualifications set forth in Seller’s confidential disclosure schedule, in the case of representations and warranties made by Seller and BlueHalo, and to Seller by AeroVironment, in the case of representations and warranties made by AeroVironment and Merger Sub.
In the merger agreement, AeroVironment and Merger Sub have made certain representations and warranties regarding, among other things:
•
corporate existence and power;

•
corporate authorization with respect to the execution, delivery and performance of the merger agreement;

•
the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the transactions;

•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions;

•
capitalization;

•
AeroVironment’s SEC documents;

•
with respect to financial statements, compliance with GAAP;

•
the absence of certain undisclosed liabilities;

•
the absence of certain changes;

•
valid issuance;

•
voting requirements;

•
material contracts and the absence of breaches of material contracts;

•
the absence of certain litigation;

•
real property;

•
intellectual property;

•
tax matters;

•
employee benefits matters, including matters related to employee benefit plans;

•
labor matters;

•
certain government contracts;

•
compliance with anti-corruption laws and trade controls;

•
environmental matters;

•
foreign person;

•
accuracy of information supplied or to be supplied for use in this joint Proxy Statement/Prospectus;

•
brokerage fees that may be payable in connection with the merger;

•
ownership of Merger Sub;

•
reorganization;

•
debt financing;

•
the opinion of AeroVironment’s financial advisor to the AeroVironment Board; and

•
exclusivity of representations and non-reliance.

In addition, Seller and BlueHalo have made certain representations and warranties regarding, among other things:
•
corporate existence and power;

•
corporate authorization with respect to the execution, delivery and performance of the merger agreement;

•
the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the transactions;

•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions;

•
capitalization;

•
with respect to financial statements, compliance with GAAP;

•
the absence of certain changes;

•
the absence of certain undisclosed liabilities;

•
material contracts and the absence of breaches of material contracts;

•
compliance with applicable laws;

•
the absence of certain litigation;

•
real property;

•
properties;

•
intellectual property;

•
information technology;

•
privacy;

•
insurance coverage;

•
licenses and permits;

•
tax matters;

•
employee benefits matters, including matters related to employee benefit plans;

•
labor matters;

•
environmental matters;

•
the absence of certain affiliate transactions;

•
programs and suppliers;

•
certain government contracts;

•
product liability and warranty;

•
books and records;

•
bank accounts;

•
takeover statutes;

•
accuracy of information supplied or to be supplied for use in this joint Proxy Statement/Prospectus;

•
brokerage fees that may be payable in connection with the merger;

•
reorganization;

•
exclusivity of representations and non-reliance;

•
ownership of BlueHalo; and

•
service providers.

For purposes of the merger agreement, a “material adverse effect” means, with respect to each of AeroVironment or any of its subsidiaries and BlueHalo or any other acquired company, any change, event, effect, fact, condition, circumstance, occurrence, or matter (each, an “effect”) that (a) would have a material adverse effect on the ability of such party or any of its subsidiaries to consummate or that would prevent or materially impede, interfere with or delay the consummation by such party or any of its subsidiaries of the merger agreement and the transactions contemplated by the merger agreement or (b) have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial performance condition of such party and its subsidiaries taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect:
•
changes in the general economic conditions in the industry in which the parties operate, except to the extent any such effect does or would reasonably be expected to disproportionately and adversely impact such party relative to other companies in the same industries in which such party operates;

•
changes in general economic, political, financial, banking or security market conditions (including any disruption thereof and the outcome of any election) including changes in interest rates, credit ratings or credit outlook, exchange rates for currencies of any country or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, except to the extent any such effect does or would reasonably be expected to disproportionately and adversely impact such party relative to other companies in the same industry;

•
acts of war, sabotage or terrorism, military actions or the escalation thereof, civil unrest, civil disobedience, or the declaration by the United States or any other governmental authority of a national emergency or war, any hurricane, tsunami, tornado, flood, earthquake, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages, changes in geopolitical conditions or other force majeure events in the United States or any other country or region in the world (or escalation, worsening, ceasing or de-escalation of any such events or occurrences, including, in each case, the response of governmental authorities), including without limitations any epidemic, pandemic or disease, except to the extent any such effect does or would reasonably be expected to disproportionately and adversely impact such party relative to other companies in the same industry;

•
the entry into the merger agreement or the announcement or pendency of the transactions, including any impact on the relationships, contractual or otherwise, of such with employees (including employee attrition), customers, suppliers, lenders, lessors, vendors, governmental authorities, partners or any other person, except to the extent that the purpose of a representation or warranty contained in the merger agreement is to address the consequences resulting from the execution of the merger agreement, or the announcement or pendency of the transactions;

•
changes or proposed changes, after the date of the merger agreement in GAAP, other accounting standards or applicable law or the enforcement or interpretation thereof, including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, except to the extent any such effect does or would reasonably be expected to disproportionately and adversely impact such party relative to other companies in the same industry;

•
any failure to meet financial projections, estimates or forecasts for any period (provided, that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of material adverse effect); and

•
the performance by such party of any action expressly required or permitted by the merger agreement.

Covenants
Conduct of Seller and the Acquired Companies Prior to the Merger’s Completion
Each of Seller and BlueHalo has agreed as to itself and each other acquired company that, after the date of the merger agreement and prior to the effective time, except (i) as otherwise expressly contemplated by the merger agreement, (ii) as required by applicable law or (iii) as may be consented to in advance in writing by AeroVironment, which consent will not be unreasonably withheld, conditioned or delayed, Seller, BlueHalo and each other acquired company will conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization and goodwill, (ii) maintain in effect all of its material permits, and (iii) maintain satisfactory relationships with its material customers and material suppliers.
From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated or required by the merger agreement, as required by applicable law, as may be consented to in advance in writing by AeroVironment (which consent will not be unreasonably withheld, conditioned or delayed), or as set forth in BlueHalo’s confidential disclosure schedule, Seller and BlueHalo have agreed not to and to cause the other acquired companies not to:
•
amend, modify, restate, waive, rescind or otherwise change the Seller LLCA, the BlueHalo LLCA or other equivalent constituent documents (whether by merger, consolidation or otherwise) of any acquired company;

•
declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Seller securities, BlueHalo securities, or securities of any other acquired company (other than dividends or other distributions to BlueHalo by any directly or indirectly wholly owned subsidiary), or split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Seller securities, BlueHalo securities, or securities of any other acquired company (other than dividends paid by any directly or indirectly wholly owned subsidiary to BlueHalo or another directly or indirectly wholly owned subsidiary);

•
issue, transfer, deliver, sell, pledge or otherwise encumber or authorize the issuance, transfer, delivery, sale or pledge of, any Seller securities or BlueHalo securities or securities of any other acquired company;

•
make any capital expenditures or incur any liabilities in respect thereof, except for any capital expenditures not to exceed $500,000 individually or $1,000,000 in the aggregate;

•
acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, ownership interests or businesses, except for acquisitions of personal property in the ordinary course of business consistent with past practice not to exceed $500,000 individually or $1,000,000 in the aggregate;

•
sell, lease or otherwise transfer, or create or incur any lien (other than permitted BlueHalo liens) on, any of the assets, securities, properties, interests or businesses of any of the acquired companies, other than (i) the non-exclusive license of BlueHalo products to individual end users in the ordinary course of business consistent with past practice and on BlueHalo’s or an acquired company’s standard form of agreement previously provided to AeroVironment and (ii) sales of inventory and worn or obsolete assets in the ordinary course of business consistent with past practice;

•
make any loans, advances, investments in or capital contributions to any person who is not a wholly owned subsidiary, except in accordance with any provisions set forth in the BlueHalo LLCA or the

Seller LLCA or other equivalent organizational documents or contractual agreements to which an acquired company or the Seller, on the one hand, and a director, officer, or manager thereof, on the other hand, is a party as set forth in BlueHalo’s confidential disclosure schedule, each in effect as of the date of the merger agreement;
•
make any payments to any related person (other than payments (i) required to be made pursuant to any employee plans as in effect on the date of the merger agreement as disclosed in BlueHalo’s confidential disclosure schedule, (ii) made in connection with any of the contracts set forth in BlueHalo’s confidential disclosure schedule or (iii) in the ordinary course of business consistent with past practice);

•
create, incur, assume, suffer to exist or guarantee any indebtedness (other than (i) intercompany indebtedness among BlueHalo and directly or indirectly wholly owned subsidiaries, (ii) obligations consisting of credit cards (provided that no acquired company modify the existing credit limits of such cards as of the date hereof) in the ordinary course of business consistent with past practice or capital leases incurred in the ordinary course of business consistent with past practice not to exceed $500,000 or (iii) indebtedness incurred in the ordinary course of business consistent with past practice pursuant to the revolving credit facility in the acquired companies’ existing credit agreement) or mortgage, pledge, assign, transfer, incur or create a lien on any portion of its properties, assets, business or rights, other than permitted BlueHalo liens;

•
enter into, modify, amend, renew or terminate any BlueHalo material contract (including any contract that would have been a BlueHalo material contract had it been entered into prior to the date of the merger agreement) or otherwise waive, release or assign any material rights, claims or benefits of any acquired company, in each case, other than (i) in the ordinary course of business consistent with past practice (other than with respect to any BlueHalo material contract that would constitute a BlueHalo material contract under BlueHalo’s confidential disclosure schedule) and (ii) any termination, modification or renewal in accordance with the terms of any such BlueHalo material contract that occurs automatically without any action by any acquired company;

•
enter into, modify, amend or terminate (partially or completely) or enter into any agreement to materially amend or modify or terminate (partially or completely) any real property lease other than any termination, modification or renewal in accordance with the terms of any such real property lease that occurs automatically without any action (other than notice of renewal) by an acquired company or as otherwise set forth in BlueHalo’s confidential disclosure schedule;

•
cancel or terminate any insurance policies set forth in BlueHalo’s confidential disclosure schedule or fail to pay the premiums on any such insurance policies, other than any cancellation or termination in the ordinary course of business, or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business;

•
other than as required by applicable law or the terms of any employee plan as in effect as of the date of the merger agreement and set forth in BlueHalo’s confidential disclosure schedule: (i) grant or increase, or commit to grant or increase, any form of compensation or benefits payable to any current or former service provider, including, without limitation, any severance, equity or equity-linked awards or retention, change in control or other bonus or incentive compensation (whether in the form of cash, equity or otherwise), (ii) adopt, enter into, modify or terminate, or commit to adopt, enter into, modify or terminate, any employee plan, including any modification or adjustment of any performance targets under any employee plan for any performance period in process as of the date hereof or which commences after the date hereof, other than renewals of employee plans that are health and welfare plans in the ordinary course of business consistent with past practice, provided that such renewal does not result in a material increase in the costs or expenses to any acquired company (including AeroVironment after the closing) of sponsoring, maintaining, administering or contributing to such employee plan, (iii) accelerate, or commit to accelerate, the vesting or payment of any compensation or benefits to any current or former service provider (other than as expressly contemplated by Section 2.07 of the merger agreement), (iv) hire, promote or terminate (other than for cause), or commit to hire, promote or terminate (other than for cause), any service provider with a base salary or annual base compensation in excess of $250,000 at the time of any such action, or (v) enter into any collective bargaining agreement or other agreement or similar contract with any labor union, works council or similar association;

•
fail to maintain, dispose of, allow to lapse or abandon, including by failure to pay the required fees in any jurisdiction, any BlueHalo registered IP (other than BlueHalo registered IP that an acquired company has elected to abandon or allow to lapse in the exercise of its reasonable business judgement) or fail to maintain the secrecy of any BlueHalo confidential information;

•
sell, lease, assign, license or otherwise transfer, or create or incur any lien on (other than permitted BlueHalo liens), any intellectual property rights or technology of any acquired company, other than the non-exclusive license of BlueHalo products in the ordinary course of business and consistent with past practice, or otherwise purchase, acquire or assume any intellectual property rights, through any contract;

•
sell or license any BlueHalo products in a manner outside the ordinary course of business consistent with past practice or pursuant to any contract that is not on an acquired company’s standard form of agreement previously provided to AeroVironment, including with respect to pricing, discounting practices, rebates, bundling, sales volume and services levels;

•
enter into any contract that provides for (or modify an existing contract to provide for) (i) the deferral of payment for a period greater than a year or (ii) the prepayment of fees more than one year in advance of the delivery or performance of products or services;

•
take any action that could reasonably be expected to trigger the release of the source code of any BlueHalo products or BlueHalo IP;

•
process or otherwise use personal information or any other data in any manner that deviates in any material respect from the ways in which BlueHalo or any of the acquired companies processes or otherwise uses such personal information or other data as of the date of the merger agreement;

•
change any acquired company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by such acquired company’s independent public accountants;

•
commence, waive, release, compromise, settle, or offer or propose to settle, (i) any proceeding involving or against any acquired company (other than any proceeding involving a settlement not in excess of $500,000 individually or $1,000,000 in the aggregate as its primary remedy), (ii) any stockholder litigation or dispute against any acquired company or any of its officers or directors or (iii) any proceeding that relates to the transactions;

•
(i) make, change or revoke any material tax election, (ii) settle or compromise any claim, notice, audit report or assessment in respect of taxes, (iii) change any annual tax accounting period, (iv) adopt or change any method of tax accounting, (v) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any tax, (vi) file any federal or state income tax return or any other material tax return inconsistent with past practice, (vii) materially amend any tax return, (viii) surrender or forfeit any right to claim a tax refund other than by reason of passage of time or (ix) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

•
form or acquire any subsidiaries (including any branch offices), or acquire any equity interest or other interest in any other person;

•
enter into any new business line outside of the acquired companies’ existing business lines as of the date of the merger agreement;

•
adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split or reorganization in any form of transaction;

•
other than in the ordinary course of business consistent with past practice, (i) defer payment of any payables (including accounts payable), (ii) accelerate, or offer any discount, accommodation or other concession in order to accelerate or induce the collection of, any receivables (including accounts receivable) or (iii) make any material change in the management of cash, debt or working capital (including deferred revenue); or

•
agree, resolve or commit, in writing or otherwise, to do any of the foregoing.

Conduct of AeroVironment Prior to the Completion of the Merger
AeroVironment has agreed as to itself and each of its subsidiaries that, after the date of the merger agreement and prior to the effective time, except (i) as otherwise expressly contemplated by the merger agreement, (ii) as required by applicable law, (iii) as may be consented to in advance in writing by BlueHalo or Seller, which consent will not be unreasonably withheld, conditioned or delayed, or (iv) as set forth in AeroVironment confidential disclosure schedule, AeroVironment and its subsidiaries will conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization and goodwill and (ii) maintain satisfactory relationships with the material customers, lenders and suppliers of AeroVironment and its subsidiaries.
From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated or required by the merger agreement, as required by applicable law, as may be consented to in advance in writing by BlueHalo (which consent will not be unreasonably withheld, conditioned or delayed), or as set forth in AeroVironment confidential disclosure schedule, AeroVironment has agreed not to and to cause its subsidiaries not to:
•
amend, modify, restate, waive, rescind or otherwise change its certificate of incorporation or bylaws or equivalent constituent documents (whether by merger, consolidation or otherwise) in any material manner;

•
declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any equity interests of AeroVironment, or split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity interests of AeroVironment (other than dividends paid by a wholly owned subsidiary of AeroVironment to AeroVironment or another wholly owned subsidiary of AeroVironment or equity interests issued or issuable pursuant to any AeroVironment equity award reacquired by AeroVironment upon an individual’s termination of service or in respect of the payment of any exercise price or tax withholding obligation);

•
issue or authorize the issuance of AeroVironment stock upon the exercise or settlement of AeroVironment equity awards, or grant AeroVironment equity awards, in each case, outside of the ordinary course of business; provided that any new AeroVironment equity awards will be granted in a manner that is substantially consistent with past practice for newly-hired or retained service providers, continuing service providers or service providers hired or retained through acquisitions, including with respect to the manner in which the size of such awards is determined and nothing herein will prevent AeroVironment from increasing the size of AeroVironment equity awards made to any service provider over past awards, provided such increase is determined in the ordinary course of business in a manner substantially consistent with past practice;

•
acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, ownership interests or businesses with a value in excess of $75,000,000, except for acquisitions of personal property in the ordinary course of business;

•
sell, lease or otherwise transfer, or create or incur any lien (other than permitted AeroVironment liens) on, any of the assets, securities, properties, interests or businesses of any of AeroVironment or its subsidiaries with a value in excess of $20,000,000, other than (i) the non-exclusive license of AeroVironment products to individual end users in the ordinary course of business consistent with past practice and (ii) sales of inventory in the ordinary course of business;

•
enter into any new business line outside of AeroVironment’s existing business lines as of the date of the merger agreement; or

•
agree, resolve or commit, in writing or otherwise, to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Access
Subject to compliance with applicable law and the confidentiality agreement, during the period prior to the earlier of the effective time and the valid termination of the merger agreement, BlueHalo will and will cause each other acquired company to (i) give AeroVironment and its representatives reasonable access to, during normal business hours, and the right to inspect the facilities, properties, premises, executive officers, senior personnel, contracts, operating and financial reports, work papers, assets, books and records of the acquired companies, (ii) furnish as promptly as reasonably practicable to AeroVironment and its representatives all information (financial or otherwise) concerning the business, properties, contracts, personnel, books and records of the acquired companies as such persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the acquired companies to cooperate with AeroVironment in its investigation of the acquired companies. Any investigation will be conducted in such manner as not to interfere unreasonably with the conduct of the business of the acquired companies.
No Solicitation of Alternative Proposals
BlueHalo Non-Solicit
During the period prior to the earlier of the effective time and the valid termination of the merger agreement, each of Seller and BlueHalo have agreed not to, and will cause each of its representatives and each of the other acquired companies (and each of their respective representatives) not to, directly or indirectly:
•
solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage, or take any action to solicit, initiate, knowingly facilitate, support, seek, induce, entertain or encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, a BlueHalo acquisition proposal;

•
enter into, participate in, cooperate with any person with respect to, maintain or continue any discussions or negotiations relating to, any BlueHalo acquisition proposal with any person other than AeroVironment;

•
furnish to any person other than AeroVironment any information that Seller or BlueHalo believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to a BlueHalo acquisition proposal;

•
accept any BlueHalo acquisition proposal or enter into any agreement, arrangement, term sheet, letter of intent or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any BlueHalo acquisition proposal or otherwise relating to any BlueHalo acquisition proposal;

•
submit any BlueHalo acquisition proposal or any matter related thereto to the vote of the equityholders of Seller or BlueHalo;

•
amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Seller or BlueHalo or any of the other acquired companies;

•
adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a BlueHalo acquisition proposal;

•
take any action or exempt any person (other than AeroVironment and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or BlueHalo’s or Seller’s organizational or other governing documents; or

•
resolve, propose or agree to do any of the foregoing.

From and following the date of the merger agreement, Seller and BlueHalo further agree not to, and to cause each other acquired company not to, release any persons subject to restrictions similar to those in the preceding sentence from any obligations under such non-disclosure or similar agreements without the prior written consent of AeroVironment.
A “BlueHalo acquisition proposal” means, other than the merger, any offer, proposal or inquiry relating to, or any person’s indication of interest in, any transaction (including any single or multi-step transaction) or series of transactions with a person or group other than AeroVironment or any affiliate of AeroVironment relating to:

•
the sale, license or other disposition of all or a portion of the business or assets of any acquired company constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of the acquired companies, taken as a whole;

•
the issuance, disposition or acquisition of (i) any capital stock, units or other equity security of any acquired company (other than in connection with the vesting and settlement of any Seller incentive units), (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock, unit or other equity security of any acquired company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any acquired company, in each case of (i) through (iii), representing fifteen percent (15%) or more of the voting power or economic interests of the acquired companies, taken as a whole; or

•
any merger, consolidation, business combination, reorganization or similar transaction involving any acquired company representing fifteen percent (15%) or more of the voting power or economic interests of the acquired companies, taken as a whole.

Seller and BlueHalo have also agreed to, and will cause each of its respective representatives and each of the other acquired companies (and each of their respective representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of the merger agreement with respect to any BlueHalo acquisition proposal, and will promptly (and in any event within 24 hours):
•
provide AeroVironment with an oral and a written description of any expression of interest, inquiry, proposal or offer that would reasonably be expected to lead to a BlueHalo acquisition proposal that is received by Seller or any acquired company or any representative of Seller or any acquired company from any person (other than AeroVironment), including in such description the identity of the person from which such expression of interest, inquiry, proposal, offer or request for information was received; and

•
provide AeroVironment as soon as reasonably practicable after receipt thereof a copy of each written communication transmitted on behalf of the other interested party or any of the other interested party’s representatives to Seller or any acquired company or any representatives of Seller or any acquired company or transmitted on behalf of any acquired company or any representatives of Seller or any acquired company to the other interested party or any of the other interested party’s representatives, in each case as relating to a BlueHalo acquisition proposal.

AeroVironment Non-Solicit
AeroVironment has agreed not to, and will cause its representatives and each of its controlled affiliates (and each of their respective representatives) not to, directly or indirectly:
•
solicit, initiate or knowingly encourage, or take any action to facilitate any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that could reasonably be expected to lead to, a AeroVironment acquisition proposal;

•
enter into, participate in, cooperate with any person with respect to, maintain or continue any discussions or negotiations relating to, any AeroVironment acquisition proposal with any person other than Seller, BlueHalo or an affiliate thereof;

•
furnish to any person other than Seller, BlueHalo or an affiliate thereof any non-public information in connection with or in response to a AeroVironment acquisition proposal;

•
accept any AeroVironment acquisition proposal or enter into any agreement, arrangement, term sheet, letter of intent, or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any AeroVironment acquisition proposal or otherwise relating to any AeroVironment acquisition proposal;

•
adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a AeroVironment acquisition proposal;

•
take any action or exempt any person (other than AeroVironment and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or AeroVironment’s organizational or other governing documents; or

•
resolve, propose or agree to do any of the foregoing.

AeroVironment agreed to, and agreed to cause each of its representatives and each of its subsidiaries (and each of their respective representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of the merger agreement with respect to any AeroVironment acquisition proposal.
An “AeroVironment acquisition proposal” means, other than the merger, any offer, proposal or inquiry relating to, or any person’s indication of interest in, any transaction (including any single or multi-step transaction) or series of transactions with a person or group relating to:
•
the sale, license or other disposition of all or a portion of the business or assets of AeroVironment and its subsidiaries constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of AeroVironment and its subsidiaries, taken as a whole;

•
the issuance, disposition or acquisition of (i) any capital stock, units or other equity security of AeroVironment or any of its subsidiaries, (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock, unit or other equity security of AeroVironment or any of its subsidiaries, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of AeroVironment or any of its subsidiaries, in each case of (i) through (iii), representing fifteen percent (15%) or more of the voting power or economic interests of AeroVironment and its subsidiaries, taken as a whole; or

•
any merger, consolidation, business combination, reorganization or similar transaction involving AeroVironment or any of its subsidiaries representing fifteen percent (15%) or more of the voting power or economic interests of AeroVironment and its subsidiaries, taken as a whole.

Notwithstanding the restrictions described above or any other provision of the merger agreement to the contrary, at any time after the date of the merger agreement until receipt of the AeroVironment required vote, following the receipt by AeroVironment of a written AeroVironment acquisition proposal (which AeroVironment acquisition proposal did not arise out of any material breach of the restrictions described above by AeroVironment or any of its subsidiaries or any of its or its subsidiaries’ representatives), the AeroVironment Board may make a AeroVironment Board adverse recommendation change if the AeroVironment Board determines in good faith:
•
that such AeroVironment acquisition proposal constitutes or could reasonably be expected to lead to a superior offer; and

•
after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (i) and (ii) below with respect to such AeroVironment acquisition proposal would reasonably be likely to result in a breach of AeroVironment Board’s fiduciary duties to AeroVironment’s stockholders under applicable law, then AeroVironment may, in response to such AeroVironment acquisition proposal, (i) furnish access and information with respect to AeroVironment to the person who has made such AeroVironment acquisition proposal, and its representatives, so long as any material non-public information provided under this clause (i) has previously been provided to BlueHalo or is provided to BlueHalo promptly following the time it is provided to such person, and (ii) participate in discussions and negotiations with such Person regarding such AeroVironment acquisition proposal.

A “superior offer” means a bona fide written AeroVironment acquisition proposal (with all references to fifteen percent (15%) in the definition of AeroVironment acquisition proposal being treated as references to fifty percent (50%) for these purposes) that:
•
did not result from a breach of the restrictions described above;

•
is on terms and conditions that the AeroVironment Board determines in good faith (after consultation with AeroVironment’s outside legal and financial advisors) are more favorable from a financial point of view to AeroVironment’s stockholders than the terms of the transactions, based on all relevant factors, including the likelihood of consummation thereof and the legal, financial and regulatory aspects thereof, as well as any written offer by Seller or BlueHalo to amend the terms of the merger agreement; and
•
is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal, timing, antitrust, funding sources and considerations and other aspects of such proposal (including certainty of closing).

From and after the date of the merger agreement until the approval of AeroVironment stockholder matters, including obtaining the required AeroVironment stockholder vote, AeroVironment will advise BlueHalo in writing of:
•
the receipt (in writing) of any AeroVironment acquisition proposal, specifying the terms and conditions thereof; and

•
will thereafter keep BlueHalo reasonably informed of any material changes or modifications to the financial or other material terms and conditions of such AeroVironment acquisition proposal or inquiry, offer or proposal, in each case also providing to BlueHalo a copy of each written AeroVironment acquisition proposal or inquiry, offer or proposal and any written changes or modifications thereto containing any material terms or conditions of any proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any AeroVironment acquisition proposal or inquiry, offer or proposal, in each case as soon as practicable and in any event within 24 hours after AeroVironment’s receipt thereof.

No Change of Recommendation by Seller and BlueHalo
Promptly following the time at which the registration statement will have been declared effective and delivered or otherwise made available to Seller Members (and in any event within two business days), Seller will solicit the approval by written consent of the merger agreement, the merger and the other transactions, including the Seller liquidation and the Seller distribution, and Seller will duly take all lawful action to obtain the requisite Seller Member approval pursuant to the Seller Member Consent. The Seller Board will make the Seller Board recommendation and will not withdraw, modify or qualify in any manner adverse to AeroVironment such recommendation, or take any action or make any statement in connection with obtaining the Seller Member Consent inconsistent with such recommendation.
Promptly following receipt of the Seller Member Consent (and in any event within 24 hours after such execution and delivery), Seller and BlueHalo will duly take all lawful action to deliver the BlueHalo Member Consent. The BlueHalo Board will make the BlueHalo Board recommendation and will not withdraw, modify or qualify in any manner adverse to AeroVironment such recommendation, or take any action or make any statement in connection with obtaining the BlueHalo Member Consent inconsistent with such recommendation.
No later than two business days after receipt of the duly executed Seller Member Consent, Seller will prepare and mail a notice to every Seller Member that did not execute the Seller Member Consent in compliance with the Seller LLCA. The Seller member notice will:
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be a statement to the effect that the Seller Board determined that the merger is advisable and in the best interests of the Seller Members and have approved and adopted the merger agreement, the merger and the other transactions, including the Seller liquidation and the Seller distribution;

•
provide the Seller Members to whom it is sent with notice of the actions taken in the Seller Member Consent, including the adoption and approval of the merger agreement, the merger and the other transactions in accordance with the Seller LLCA; and

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such other information as is required thereunder and pursuant to applicable law.

All materials submitted to the Seller Members in accordance with the above will be subject to AeroVironment’s advance review and reasonable approval.

No Change of Recommendation by AeroVironment
AeroVironment agreed that, subject to certain exceptions:
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the AeroVironment Board will recommend that the holders of AeroVironment stock vote to approve the AeroVironment stockholder matters and will use commercially reasonable efforts to solicit such approval within the timeframe set forth in the merger agreement;

•
the proxy statement will include a statement to the effect that the AeroVironment Board recommends that holders of AeroVironment stock vote to approve the AeroVironment stockholder matters; and

•
the AeroVironment Board nor any committee thereof will directly or indirectly: (i) withhold, amend, withdraw or modify (nor publicly propose to withhold, amend, withdraw or modify the AeroVironment Board recommendation) in a manner adverse to BlueHalo, (ii) adopt a resolution to withdraw or modify the AeroVironment Board recommendation in a manner adverse to BlueHalo or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any AeroVironment acquisition proposal, (iii) fail to include in the proxy statement the AeroVironment Board recommendation, or (iv) fail to publicly reaffirm the AeroVironment Board recommendation within 10 business days of Seller’s or BlueHalo’s written request to do so (or, if earlier, at least two business days prior to the AeroVironment stockholder meeting) following the public announcement of any AeroVironment acquisition proposal, subject to certain exceptions.

Permitted Change of Recommendation — Superior Offer
At any time prior to the approval of AeroVironment stockholder matters, including obtaining the required AeroVironment stockholder vote, AeroVironment receives a bona fide written AeroVironment acquisition proposal that, among other conditions, the AeroVironment Board determines in good faith constitutes or could reasonably be expected to lead to a superior offer, the AeroVironment Board may make an AeroVironment Board adverse recommendation change or terminate the merger agreement, in either case, if, but only if, in the receipt of and on account of such AeroVironment acquisition proposal:
•
the AeroVironment Board determines in good faith, (i) after consultation with AeroVironment’s outside legal and financial advisors, the AeroVironment Board determines that such AeroVironment acquisition proposal constitutes a superior offer and (ii) based on the advice of AeroVironment’s outside legal counsel, that the failure to make an AeroVironment Board adverse recommendation change or effect such a termination would reasonably be likely to result in a breach of its fiduciary duties under applicable law;

•
AeroVironment has delivered the written notice to Seller and BlueHalo that initiates the notice period;

•
has provided Seller and BlueHalo with a copy of the proposed definitive agreements between AeroVironment and the person making such superior offer;

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AeroVironment has, and has caused its outside legal and financial advisors to, during the notice period, negotiate with BlueHalo in good faith to make such adjustments to the terms and conditions of the merger agreement so that the failure to make an AeroVironment Board adverse recommendation change or effect such a termination would no longer reasonably be likely to result in a breach of the fiduciary duties of the AeroVironment Board under applicable law; and

•
if the AeroVironment Board will, after considering the terms of any proposed amendment or modification to the merger agreement, have determined in good faith that (i) after consultation with AeroVironment’s outside legal and financial advisors, the AeroVironment acquisition proposal that is the subject of the notice described above still constitutes a superior offer and (ii) after consultation with AeroVironment’s outside legal counsel, the failure to make an AeroVironment Board adverse recommendation change or effect such termination would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the merger agreement), subject to certain requirements.

Permitted Change of Recommendation — Intervening Event
At any time prior to the approval of AeroVironment stockholder matters by the required AeroVironment stockholder vote, an AeroVironment intervening event has occurred, the AeroVironment Board may make an AeroVironment Board adverse recommendation change if, but only if, upon the occurrence of the AeroVironment intervening event:
•
the AeroVironment Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make an AeroVironment Board adverse recommendation change would reasonably be likely to result in a breach of its fiduciary duties under applicable law;

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AeroVironment has, and has caused its financial advisors and outside legal counsel to, during the notice period, negotiate with BlueHalo in good faith to make such adjustments to the terms and conditions of the merger agreement so that the failure of the AeroVironment Board to make an AeroVironment Board adverse recommendation change would no longer reasonably be likely to result in a breach of its fiduciary duties under applicable law; and

•
if after BlueHalo will have delivered to AeroVironment a written offer to alter the terms or conditions of the merger agreement during the notice period, the AeroVironment Board will have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the AeroVironment Board recommendation would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the merger agreement); provided that:

•
BlueHalo receives written notice from AeroVironment confirming that the AeroVironment Board has determined to change its recommendation during the notice period, which notice will include a description in reasonable detail of the reasons for such AeroVironment Board adverse recommendation change;

•
during any notice period, BlueHalo will be entitled to deliver to AeroVironment one or more counterproposals to such AeroVironment acquisition proposal and AeroVironment will, and cause its representatives to, negotiate with BlueHalo in good faith (to the extent BlueHalo desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that the failure of the AeroVironment Board to make an AeroVironment Board adverse recommendation change would no longer reasonably be likely to result in a breach of its fiduciary duties under applicable law;

•
in the event of any material amendment to the facts and circumstances relating to the AeroVironment intervening event, AeroVironment will be required to provide BlueHalo with notice of such material amendment and the notice period will be extended, if applicable, to ensure that at least two business days remain in the notice period following such notification during which the parties will comply again with these requirements; and

•
the AeroVironment Board will not make an AeroVironment Board adverse recommendation change prior to the end of such notice period as so extended by the above (it being understood that there may be multiple extensions).

An “AeroVironment intervening event” means any event or development that has a material effect on AeroVironment and its subsidiaries taken as a whole, occurring or arising after the date of the merger agreement that:
•
was not known to, or reasonably foreseeable by, the AeroVironment Board as of the date of execution of the merger agreement, which event or development becomes known to the AeroVironment Board prior to the receipt of the required AeroVironment stockholder vote; and

•
does not relate to (i) an AeroVironment acquisition proposal or (ii) (a) any changes in the market price or trading volume of AeroVironment’s capital stock or credit ratings or the ratings outlook for AeroVironment by any applicable ratings agency or (b) any events or developments relating to the acquired companies or any of their affiliates.

AeroVironment’s obligation to call, give notice of and hold the AeroVironment stockholder meeting as discussed below in “AeroVironment Special Meeting” will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or AeroVironment acquisition proposal, or by any withdrawal or modification of the AeroVironment Board recommendation.
Nothing contained in the merger agreement will prohibit AeroVironment or the AeroVironment Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, subject to certain limitations.
AeroVironment Special Meeting
AeroVironment has agreed to take all action necessary under applicable law to set a record date for (including conducting a “broker search” in accordance with Rule 14a-13 of the Exchange Act), call, give notice of and hold a meeting of AeroVironment stockholders to consider and vote to approve the AeroVironment share issuance and any other matters required by applicable law or the rules and regulations of Nasdaq or other applicable listing authority. AeroVironment will not change the record date for the special meeting without the prior written consent of BlueHalo (such consent not to be unreasonably withheld, delayed or conditioned) or as otherwise required by applicable law. The special meeting will be held as promptly as practicable after the registration statement is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement.
AeroVironment has agreed to take reasonable measures to ensure that all proxies solicited in connection with the special meeting are solicited in compliance with all applicable law. If requested by BlueHalo, AeroVironment will promptly provide BlueHalo with all voting tabulation reports related to the special meeting that have been prepared by AeroVironment or AeroVironment’s transfer agent, proxy solicitor or other representative, and will keep BlueHalo reasonably informed regarding the status of the solicitation and any communications from or to AeroVironment’s stockholders. AeroVironment may postpone or adjourn the special meeting if AeroVironment reasonably determines in good faith that (i) it will not receive proxies sufficient to obtain the AeroVironment required vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of AeroVironment common stock represented (whether in person or by proxy) to constitute a quorum at the special meeting, or (iii) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that AeroVironment has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by AeroVironment’s stockholders prior to the special meeting. In each case of subclause (i) through (iii), (a) AeroVironment may, without the consent of BlueHalo, postpone or adjourn the special meeting up to two times and (b) upon the request of BlueHalo, AeroVironment will postpone or adjourn the special meeting up to two times; provided that, the date of the special meeting will not be postponed or adjourned more than an aggregate of thirty calendar days in connection with any postponements or adjournments or to a date on or after the fifth business day preceding the end date. The only matters to be voted upon at the special meeting are (i) the AeroVironment stockholders matters and (ii) any adjournment of the special meeting.
Listing
AeroVironment will use commercially reasonable efforts to cause the shares of AeroVironment common stock to be issued in the merger to be approved for listing on Nasdaq prior to the closing date and to reserve shares of AeroVironment common stock for issuance in connection with the merger.
Efforts
Subject to the terms and conditions set forth in the merger agreement, AeroVironment, Merger Sub, Seller and BlueHalo have agreed to use their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things and assist and cooperate with such other parties in doing or causing to be done all things, in each case, as are reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions, including by using reasonable best efforts to cause the conditions to the obligations of the other parties to effect the merger to be satisfied.
As promptly as practicable after the execution of the merger agreement, each party (i) will make all filings and give all notices that are or may be required to be made and given by such party in connection with the merger and the other transactions and (ii) will use reasonable best efforts to obtain all consents which are required or advisable (pursuant to any applicable law, contract or otherwise) by such party in connection with the merger and the other transactions. Each party will, upon request of another party and to the extent permitted by applicable law or applicable contract, promptly deliver to such other party a copy of each such filing made, each such notice given and each such consent obtained by it.
Public Announcements
Seller and BlueHalo have agreed, along with each of its respective representatives and the other acquired companies, not to issue any press release or other public statement relating to the terms of the merger agreement or the transactions or use AeroVironment’s name, directly or indirectly, in connection with AeroVironment’s relationship with Seller or BlueHalo, without the prior written approval of AeroVironment, unless to the extent required by applicable law, in which case Seller and BlueHalo will advise AeroVironment of any such requirement and the parties must mutually agree on the public statement to be issued. This does not apply to non-public disclosures to accountants, advisors, existing investors and lenders, and, subject to compliance with certain terms, potential investors and lenders and the accountants and advisors of any of the foregoing.
Subject to certain exceptions, AeroVironment is not required to consult with Seller or BlueHalo with respect to any public disclosure as required by the SEC, FINRA or other governmental authority.
Employee Matters
Pursuant to the merger agreement, AeroVironment will provide each continuing employee of the acquired companies for a period extending until the earlier of the termination of such continuing employee’s employment and the first anniversary of the closing date, with (i) a base salary or wage rate and target annual cash bonus opportunity that are no less favorable, in the aggregate, to those provided to such continuing employee as of immediately prior to the closing date, and (ii) employee benefits (other than any severance, retention, change in control, transaction or similar bonuses, deferred compensation, retiree or post-termination health or welfare benefits, defined benefit pension benefits, long-term incentives or equity-based compensation) that are, in AeroVironment’s discretion, after consultation with BlueHalo, either (A) substantially comparable in the aggregate to the employee benefits provided to such continuing employee as of immediately prior to the closing date or (B) substantially comparable to those provided to similarly situated employees of AeroVironment.
In addition, AeroVironment will provide to each continuing employee who, as of immediately prior to the effective time, is eligible for an annual cash bonus with respect to the 2024 calendar year, payment of such continuing employee’s annual cash bonus earned based on actual achievement of the applicable performance metrics, in the ordinary course of business consistent with past practice, subject to the continuing employee’s continued employment through the payment date and otherwise in accordance with the terms of such applicable plan.
AeroVironment shall use commercially reasonable efforts to ensure that, as of the closing date, each continuing employee receives full credit for purposes of eligibility to participate and leave entitlement, but excluding benefit accrual, for service with the acquired companies (or predecessor employers to the extent the acquired companies provide such past service credit under the employee plans as in effect on the date of the merger agreement) under each of the comparable employee benefit plans, programs and policies of AeroVironment in which such continuing employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. With respect to each health or welfare benefit plan maintained by AeroVironment or any of its subsidiaries for the benefit of any continuing employees, subject to any required approval of the applicable insurance provider, if any, AeroVironment will (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) use commercially reasonable efforts to cause each continuing employee to be given credit under such plan for all amounts paid by such continuing employee under any similar employee plan for the plan year that includes the closing date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by AeroVironment or the relevant subsidiary, as applicable, for the plan year in which the closing date occurs.

If requested by AeroVironment at least ten business days prior to the closing date, BlueHalo shall cause the acquired companies to take all actions necessary to terminate any 401(k) plan or participation in any 401(k) plan, as applicable, with such termination to be effective as of no later than the day immediately preceding the closing date.
Financing of the Merger
Pursuant to the debt commitment letter, AeroVironment has obtained committed debt financing for the transactions contemplated by the merger agreement from Bank of America, N.A., BofA Securities, Inc. and JPMorgan Chase Bank, N.A. (the “Commitment Parties”) in the form of a term A loan in an aggregate principal amount of $700 million, which will enable AeroVironment to consummate the transactions contemplated by the merger agreement, including repayment of the outstanding material indebtedness for borrowed money of BlueHalo and all premiums, fees, costs and expenses of or payable in cash by AeroVironment, Merger Sub or the surviving company on the closing date related to the transactions contemplated by the merger agreement. The consummation of the merger is not conditioned upon AeroVironment’s obtaining of any financing.
The obligations of the Commitment Parties under the debt commitment letter to make available the debt financing commitments include, but are not limited to, the following conditions:
•
Since the date of the merger agreement, there shall not have occurred any “Company Material Adverse Effect” (as defined in the merger agreement);

•
The merger agreement shall be fully effective, and the transactions contemplated by the merger agreement should be completed, or substantially completed, concurrently with the funding of the Necessary Acquisition Funds (as defined in the merger agreement) on the Funding Date (as defined in the merger agreement), in accordance with the original terms of the merger agreement;

•
Subject to certain limitations and exceptions, the accuracy in all material respects as of the Funding Date (as defined in the merger agreement) of certain specified representations and warranties described in the merger agreement;

•
The Commitment Parties shall have received certain financial statements of the acquired companies and AeroVironment;

•
Executed copies of the Definitive Documentation (as defined in the merger agreement) and related customary notices and certificates;

•
Receipt by the Commitment Parties of customary “know-your-customer” information and documentation; and

•
Payment of fees and expenses.

Commitments in respect of the debt commitment letter shall terminate on the earliest to occur of:
•
The consummation of the merger;

•
The date of the valid termination of the merger agreement in accordance with its terms prior to the consummation of the merger; and

•
The date that is three (3) business days after the end date (as such date may be extended pursuant to the merger agreement).

Indemnification and Insurance for Directors and Officers
AeroVironment has agreed that it and the surviving company will honor the obligations of Seller and BlueHalo to persons who on or prior to the effective time are or were managers, directors and/or officers of Seller or any acquired company (the “indemnified parties”) pursuant to any indemnification provisions under the BlueHalo LLCA or in any indemnification agreement, in each case as in effect as of the date of the merger agreement with respect to claims arising out of matters occurring prior to the effective time. The surviving company shall maintain in effect the provisions of the limited liability company agreement of the surviving company and the equivalent governing documents of its subsidiaries as in effect immediately prior to the effective time which provide for exculpation, indemnification, or advancement of expenses of the indemnified parties, subject to any limitation imposed by applicable law.
For a period of six years after the effective time (or such period in which an indemnified party is asserting a claim for indemnification or other protections to the extent arising prior to the end of such six-year period), AeroVironment will cause the surviving company to indemnify, advance reasonable expenses to, provide exculpation to and hold harmless any indemnified party who was or is a party or is threatened to be made a party to any actual or threatened legal proceeding in respect of any acts, errors or omissions occurring on or prior to the effective time by reason of the fact that such person is or was a manager, director, or officer of the acquired companies, and any person who becomes a manager, director or officer of any such entity prior to the effective time, or is or was a manager, director or officer of the acquired companies serving at the request of the acquired companies as a manager, director, officer, employee or agent of, or in a fiduciary capacity with respect to, any of the acquired companies, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. AeroVironment will cause the surviving company to promptly advance any reasonable expenses as incurred by any such indemnified party in connection with any such actual or threatened legal proceeding pursuant to the indemnification provisions under the BlueHalo LLCA. AeroVironment and the surviving company will each reasonably cooperate with each indemnified party in the defense of any actual or threatened legal proceeding.
Prior to the effective time, Seller will purchase (and pay in full the aggregate premium for) a six year “tail” insurance policy on the Seller and BlueHalo’s directors’ and officers’ liability insurance, in a form mutually and reasonably acceptable to Seller, BlueHalo, and AeroVironment, on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Seller and BlueHalo with respect to claims arising from facts or events that occurred at or before the effective time, for a maximum cost of 300% of the current premiums paid by Seller for such insurance.
Prior to the effective time, Seller will purchase (and pay in full the aggregate premium for) a three year “tail” insurance policy on the Seller and BlueHalo’s cybersecurity insurance policy, in a form mutually and reasonably acceptable to Seller, BlueHalo, and AeroVironment, on terms and conditions providing substantially equivalent benefits as the current policies of cybersecurity insurance maintained by Seller and BlueHalo with respect to claims arising from facts or events that occurred at or before the effective time.
Each provision above will survive the consummation of the merger agreement, is intended to be for the benefit of, and will be enforceable by, the indemnified parties, his or her heirs and his or her representatives, and are not a substitution for any other rights to indemnification or contribution that any indemnified party may have by contract or otherwise.
Stockholder Litigation
AeroVironment, Seller and BlueHalo, as applicable, have agreed to promptly advise (and in any event within two business days) each other party in writing of all transaction litigation (as defined in the merger agreement), and to keep each other party reasonably informed with respect to the status of any such litigation. BlueHalo has agreed to (a) give AeroVironment the opportunity to participate in the defense, settlement or prosecution of any transaction litigation and (b) consult with AeroVironment with respect to the defense, settlement and prosecution of any transaction litigation and will consider in good faith AeroVironment’s advice with respect to such transaction litigation. BlueHalo may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any transaction litigation unless AeroVironment has consented thereto in writing (which such consent shall not be unreasonably withheld, conditioned or delayed).
Obligations in Respect of Financing
During the period from the date of the merger agreement through the closing date or the earlier termination of the merger agreement in accordance with the provisions therein, AeroVironment and Merger Sub will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the debt financing on or prior to the closing date, including using reasonable best efforts to (i) maintain in effect the debt financing commitments and the debt commitment letter, (ii) negotiate and enter into definitive financing agreements with respect to the debt financing that are on terms and conditions set forth in the debt commitment letter and the fee letters, (iii) satisfy (and cause to be satisfied) on a timely basis all conditions precedent to the funding of the debt financing to be satisfied by AeroVironment and Merger Sub contained in the debt financing commitments within its control, including the payment of any commitment, engagement, placement fees or other fees required to be paid as a condition to the debt financing, (iv) consummate the debt financing on or prior to the date that the closing is required to be effected pursuant to the merger agreement, and (v) comply with its obligations under the debt commitment letter relating to any condition to the receipt or funding of the debt financing.
AeroVironment and Merger Sub shall not, without the prior written consent of Seller, agree to or permit any amendment, restatement, amendment and restatement, replacement, supplement or other modification of, or waiver or consent under, the debt commitment letter or other documentation relating to the debt financing that would (i) impose new or additional conditions or expand upon the conditions precedent to the debt financing as set forth in the debt commitment letter in each case, in a manner that would reasonably be expected to materially delay, materially impede or prevent the closing date from occurring or make the occurrence of the funding of (or satisfaction of any condition to obtaining) any portion of the debt financing necessary so that, the debt financing, when taken together with the available cash of AeroVironment and Merger Sub and other available sources of cash, is sufficient to fund the required amount less likely to occur, (ii) reasonably be expected to prevent, materially delay or materially impede AeroVironment and Merger Sub’s ability to consummate the transactions contemplated by the merger agreement, (iii) reduce the aggregate net proceeds of the debt financing below by an amount that, when taken together with all other sources of cash available to AeroVironment on the closing date, is sufficient to pay the required amount on the closing date or (iv) materially and adversely affect the ability of AeroVironment to enforce its rights against the other parties to the debt commitment letter or the fee letters.
If, notwithstanding the use of reasonable best efforts by AeroVironment and Merger Sub to satisfy their respective obligations under the merger agreement, any portion of the debt financing or the debt financing commitments expire or are terminated or become unavailable prior to the closing date, AeroVironment will (i) notify Seller of such expiration, termination or unavailability and the reasons therefor, promptly upon becoming aware thereof and (ii) use its reasonable best efforts to arrange for alternative financing from alternative sources on such terms as are acceptable to AeroVironment in its sole discretion.
Additionally, BlueHalo has agreed to, and will cause the acquired companies to, cooperate with AeroVironment as reasonably requested in connection with obtaining or refinancing any debt financing of BlueHalo, its subsidiaries or its respective affiliates, including by using reasonable best efforts to, among other things, (i) furnish financial and other pertinent information of the acquired companies or their subsidiaries, (ii) cooperate with the creation and perfection of pledge and security instruments effective as of the effective time, (iii) cooperate with the execution and delivery of definitive debt documents and related ancillary documents, and (iv) provide pertinent information of BlueHalo and the acquired companies in connection with the applicable debt financing required by U.S. regulatory authorities or as may otherwise be reasonably requested and customarily needed for refinancings or debt financings of the type contemplated. Notwithstanding anything to the contrary in the foregoing paragraph, such cooperation will not be required to the extent that it would, among other things, (i) require BlueHalo or any of the acquired companies, as applicable, to pay, incur, commit to incur, or the requirement to reimburse or commit to reimburse any commitment or other similar fee or any cost, expense, liability or obligation in connection with the debt financing prior to the closing date, (ii) have or incur any liability or obligation in connection with the debt financing prior to the closing date, (iii) take or commit to take any action that is not contingent upon the closing date, (iv) require any acquired company to take any action that will conflict with or violate the organizational documents of such party or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract of such party, the merger agreement, any ancillary agreement or any law, (v) cause any pre-closing director or manager of the acquired companies to pass resolutions or consents to approve or authorize the execution of the debt financing, (vi) reimburse any expenses or provide any indemnities, (vii) make any representation, warranty or certificate that is not true, (viii) deliver any financial or other information that is not currently available or prepared in the ordinary course of business at the time requested, (ix) deliver any legal opinion or (x) provide access to or disclose information that could jeopardize any attorney client privilege of, or conflict with any confidentiality obligations to unaffiliated third parties.
Section 16 Matters
Prior to the effective time, AeroVironment, Seller and BlueHalo, if applicable, have agreed to use their respective commercially reasonable efforts to take all such steps as may be required to cause any acquisitions of AeroVironment common stock resulting from the transactions contemplated by the merger agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AeroVironment to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Other Covenants and Agreements
The merger agreement contains certain other covenants and agreements, including covenants related to:
•
Cooperation between AeroVironment and Seller in the preparation of this Proxy Statement/Prospectus;

•
each party’s agreement to promptly notify the other party of (i) any notice or other communication received from any person alleging that consent of such person is required in connection with the transactions; (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated; (iii) any proceeding commenced or to such party’s knowledge, threatened against, relating to or involving or otherwise affecting any acquired company which relates to the consummation of the transactions; (iv) any event, condition, fact, or circumstance that would cause delay or failure of any of the closing conditions in the merger agreement; and

•
each party’s agreement to maintain confidentiality of certain nonpublic information provided by the other party.

Conditions to the Completion of the Merger
The obligations of the parties to consummate the merger agreement are subject to the satisfaction or waiver of the following mutual conditions:
•
receipt of the BlueHalo Member Consent;

•
receipt of the Seller Member Consent;

•
receipt of the AeroVironment required vote;

•
expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the merger and receipt of all approvals required to be obtained under antitrust and foreign direct investments laws;

•
the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the merger, and no applicable law be in effect which has the effect of making the consummation of the merger illegal or restrains, enjoins or otherwise prohibits the consummation of the merger or would have a material and adverse impact on the benefit of the transactions;

•
the registration statement on Form S-4, of which this Proxy Statement/Prospectus forms a part, becoming effective in accordance with the Securities Act, no stop order suspending the effectiveness of the registration statement being issued and remaining in effect, and no proceedings seeking a stop order having been commenced or threatened by the SEC;

•
the shares of AeroVironment common stock issuable in accordance with the merger agreement being approved for listing on Nasdaq, subject to official notice of issuance; and

•
the absence of any notice from a Cognizant Security Agent informing any party in writing of its intention to invalidate, terminate, revoke or suspend any facility security clearances of an acquired company if the consummation of the merger occurs.

The obligations of AeroVironment and Merger Sub to effect the merger agreement are also subject to the satisfaction or waiver of the following additional conditions:
•
the accuracy of the representations and warranties of BlueHalo and Seller as follows:

•
the representations and warranties of BlueHalo and Seller regarding corporate existence and power, corporate authorization, non-contravention, finders’ fees, absence of certain changes, and ownership must have been true and correct as of the date of the merger agreement and must be true and correct as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date);

•
the representations and warranties of BlueHalo and Seller regarding corporate existence and power and affiliate transactions must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date);

•
the representations and warranties of BlueHalo and Seller regarding capitalization must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), other than, in each case, de minimis deviations relative to the total fully diluted equity capitalization of BlueHalo or Seller, as applicable; and

•
each of the other representations and warranties of BlueHalo and Seller set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to BlueHalo and Seller (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

•
BlueHalo and Seller’s performance of and compliance with, in all material respects, each of its covenants and obligations under the merger agreement required to be performed at or prior to the effective time;

•
since the date of the merger agreement, there shall not have occurred any BlueHalo material adverse effects; and

•
the receipt by AeroVironment of a certificate of Seller’s Chief Executive Officer certifying to the effect that the preceding conditions have been satisfied;

•
the receipt by AeroVironment of a certificate of BlueHalo’s Chief Executive Officer and its Chief Financial Officer certifying to the effect that the preceding conditions have been satisfied;

•
the receipt by AeroVironment of certain joinder and lock-up agreements (the “joinder and lock-up agreements”), duly executed by the Supporting Seller Members (as defined below and as set forth on Schedule I of the merger agreement) and the Sponsor Members (as set forth on Schedule II of the merger agreement);

•
the receipt by AeroVironment of the shareholder’s agreement duly executed by the Sponsor Members;

•
the receipt by AeroVironment of written resignations or evidence of the removal of the director and managers of BlueHalo and Seller, effective as of the effective time;

•
the receipt by AeroVironment from BlueHalo of parachute payment waivers from Disqualified Individuals (within the meaning proscribed to it in Section 280G of the Code and the merger agreement) and evidence of either obtaining Section 280G Approval or not obtaining it, resulting in non-payment of Waived Parachute Payments (within the meaning proscribed to it in Section 280G of the Code and the merger agreement); and
•
the receipt by AeroVironment of executed joinder and lock-up agreements from Seller Members entitled to receive 85% of the aggregate merger consideration.

The obligations of BlueHalo to effect the merger are also subject to the satisfaction or waiver of the following additional conditions:
•
the accuracy of the representations and warranties of AeroVironment as follows:

•
the representations and warranties of AeroVironment regarding corporate existence and power, corporate authorization, non-contravention, absence of changes, finders’ fees and opinion of AeroVironment’s financial advisor must have been true and correct as of the date of the merger agreement and must be true and correct as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date);

•
the representation of AeroVironment regarding capitalization must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date), other than, in each case, de minimis deviations relative to the total fully diluted equity capitalization of AeroVironment; and

•
each of the other representations and warranties of AeroVironment set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to a particular date, in which case such representation and warranty must have been true and correct as of such date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to AeroVironment (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

•
AeroVironment and Merger Sub’s performance of or compliance with, in all material respects, their obligations under the merger agreement required to be performed at or prior to the closing date;

•
since the date of the merger agreement, there shall not have occurred any AeroVironment material adverse effect; and

•
the receipt by BlueHalo of a certificate of AeroVironment’s Chief Executive Officer and Chief Financial Officer certifying that the conditions in the immediately preceding conditions with respect to representations and warranties and performance of obligations have been satisfied.

Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the effective time (notwithstanding receipt of the AeroVironment required vote (unless noted below)) under the following circumstances:
•
By mutual written consent of AeroVironment and Seller;

•
By AeroVironment or Seller if:

•
the closing has not occurred by the end date of August 18, 2025, which date will be automatically extended until February 18, 2026 if as of the end date all conditions to the merger agreement are satisfied (other than those conditions that by their terms are to be satisfied, and are capable of being satisfied at the closing) or waived (where permissible pursuant to applicable law), other than certain conditions relating to regulatory filings (including under applicable antitrust and foreign direct investment laws) or an order restraining the consummation of the merger, except that this right to terminate the merger agreement will not be available to any party whose action or failure to act has been the primary cause of the failure of the closing to have occurred prior to the end date;
•
a governmental authority of competent jurisdiction has issued a final and non-appealable order that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or

•
the AeroVironment required vote has not been obtained at the special meeting, or at any adjournment thereof, at which a vote on obtaining the AeroVironment required vote was taken, except that this right to terminate the merger agreement will not be available to any party where a failure to obtain the AeroVironment required vote was primarily caused by a material breach by such party of any representation, warranty, covenant or other agreement contained in the merger agreement.

•
By AeroVironment if:

•
either Seller or BlueHalo has breached any of its covenants or obligations contained in the merger agreement or if any representation or warranty of Seller or BlueHalo has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy, except that if such inaccuracy or breach is curable by BlueHalo or Seller during the 30-day period after AeroVironment delivers written notice of such inaccuracy or breach to Seller or BlueHalo, then AeroVironment may not terminate the merger agreement as a result of such inaccuracy or breach prior to the expiration of the 30-day period, except that this right to terminate the merger agreement will not be available if AeroVironment is then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach would be the primary cause of the failure of the corresponding condition to the closing to be satisfied;

•
at any time prior to the AeroVironment required vote having been obtained, (i) the AeroVironment Board, subject to compliance with the restrictions described under “The Merger Agreement —  Covenants — No Solicitation of Alternative Proposals — AeroVironment Non-Solicit”, authorizes AeroVironment to enter into an AeroVironment acquisition proposal with respect to a superior offer and (ii) concurrently with the termination of the merger agreement, AeroVironment enters into such AeroVironment acquisition proposal with respect to a superior offer; or

•
Seller has not delivered (i) the Seller Member Consent within two business days of the registration statement on Form S-4 becoming effective, or (ii) the BlueHalo Member Consent within twenty-four hours after the delivery of the Seller Member Consent.

•
By Seller if:

•
AeroVironment has breached any of its covenants or obligations contained in the merger agreement or if any representation or warranty of AeroVironment has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy, except that if such inaccuracy or breach is curable by AeroVironment during the 30-day period after BlueHalo delivers written notice of such inaccuracy or breach to AeroVironment, then Seller may not terminate the merger agreement as a result of such inaccuracy or breach prior to the expiration of the 30-day period, except that this right to terminate the merger agreement will not be available if Seller or BlueHalo is then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach would be the primary cause of the failure of the corresponding condition to the closing to be satisfied; or

•
at any time prior to the AeroVironment required vote having been obtained, the AeroVironment Board, or any committee thereof, makes an AeroVironment Board adverse recommendation change.

Termination Fee
AeroVironment may be obligated to pay Seller the termination fee of $200 million if the merger agreement is terminated (in each case subject to certain conditions):

•
by Seller following an AeroVironment Board adverse recommendation change;

•
by AeroVironment pursuant to a superior offer; or

•
by either Seller or AeroVironment if the AeroVironment required vote has not been obtained at the special meeting, or at any adjournment thereof, at which a vote on obtaining the AeroVironment required vote was taken if:

•
prior to the receipt of the AeroVironment required vote, an AeroVironment acquisition proposal for 50% of AeroVironment has been made generally or is publicly disclosed and not withdrawn; and

•
within nine months after such termination, AeroVironment has entered into a definitive agreement in respect of such AeroVironment acquisition proposal that is subsequently consummated.

Amendment and Waiver
Except as provided otherwise in the merger agreement, any provision of the merger agreement may be amended or waived prior to the effective time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Seller, AeroVironment, Merger Sub and BlueHalo or, in the case of a waiver, by each party against whom the waiver is to be effective.
Specific Performance
The rights and remedies of the parties are cumulative (and not alternative), but in no event will Seller or BlueHalo be entitled to both (i) equitable relief ordering AeroVironment to complete the merger and (ii) the payment of the termination fee. Each of the parties to the merger agreement agreed that irreparable damage would occur in the event that any provision of the merger agreement is not performed in accordance with its specific terms or is otherwise breached. Each party agreed that it will be entitled to injunctive relief to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement.
Third-Party Beneficiaries
AeroVironment, BlueHalo, and Seller have agreed, subject to certain exceptions, that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than AeroVironment, Merger Sub, BlueHalo, and Seller any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement.
Agreements Related to the Merger
Shareholder’s Agreement
Concurrently with the execution and delivery of the merger agreement, the Sponsor Members, and the equityholders of BlueHalo ACP Holdings L.P. (the “Key Seller Member”), entered into the shareholder’s agreement with AeroVironment pursuant to which the Sponsor Members, among other things, agreed to abide by customary standstill covenants, obligations to vote consistent with the recommendation of the AeroVironment Board, and customary employee non-solicit restrictions with respect to the employees of AeroVironment and its subsidiaries (including BlueHalo and its subsidiaries after the closing). AeroVironment has, among other things, agreed to provide the Sponsor Members with certain board designation rights and customary registration rights, including customary demand and piggyback rights. The Sponsor Members will have such designation rights to designate two directors until they and their affiliates cease to collectively hold and own, directly or indirectly, at least 20% of the issued and outstanding AeroVironment common stock and the Sponsor Members will have such designation rights to designate one director until they and their affiliates cease to collectively hold and own, directly or indirectly, at least 15% but less than 20% of the issued and outstanding AeroVironment common stock. Based on the number of shares of AeroVironment common stock outstanding as of [•], 2025 (the latest practicable date prior to the date of this Proxy Statement/Prospectus), Sponsor Members are expected to beneficially own up to approximately [•]% of the AeroVironment common stock at closing (assuming no downward adjustments to the aggregate closing consideration under the merger agreement for the closing leakage share amount).
At the effective time, the board of directors of the combined company is expected to consist of ten members, two of whom may be designated by the Sponsor Members for approval by the stockholders of AeroVironment for appointment to the combined company board, subject to certain conditions and qualifications as set forth in the shareholder’s agreement.
Support Agreements
Concurrently with the execution and delivery of the merger agreement, Seller and certain significant Seller Members, the Key Seller Member and Jonathan Moneymaker (collectively with the Key Seller Member, the “Supporting Seller Members”) entered into seller and sponsor member support agreements with AeroVironment to vote all of their equity interests in Seller and BlueHalo, as applicable, in favor of adoption of the merger agreement, pursuant to which such parties have agreed, among other things: (i) to not transfer their equity interests in Seller, BlueHalo or any subsidiary of BlueHalo, as applicable, (ii) to vote all of their equity interests in Seller and BlueHalo in favor of the approval of the merger agreement and the transactions contemplated thereby, (iii) for Seller to enter into and deliver the approval of BlueHalo equity holders in favor of the merger agreement and the transactions contemplated thereby, (iv) for Seller to solicit the approval of the requisite Seller Members to deliver the approval of Seller Members in favor of the merger agreement and the transactions contemplated thereby, and (v) to provide support with respect to various matters, including required regulatory approvals.
Joinder and Lock-up Agreements
Concurrently with the execution and delivery of the merger agreement, the Supporting Seller Members also entered into the joinder and lock-up agreements to be effective as of the closing, pursuant to which such Supporting Seller Members, among other things, agreed to: (i) provide customary representations and warranties to AeroVironment, (ii) join the merger agreement and agree to be bound by the terms of the merger agreement, (iii) provide a general release of claims, and (iv) be bound by certain lock-up restrictions on transfers by such Supporting Seller Members of the shares of AeroVironment common stock received by such Supporting Seller Members as merger consideration.
As discussed above, pursuant to the merger agreement, Seller has agreed to use commercially reasonable efforts to obtain executed joinder and lock-up agreements from all Seller Members and deliver to AeroVironment prior to closing, and as a condition to closing under the merger agreement, AeroVironment shall receive joinder and lock-up agreements duly executed by Seller Members entitled to receive at least 85% of the aggregate closing consideration.
AeroVironment Executive Compensation
The information required by Item 402 of Regulation S-K is contained in AeroVironment’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 12, 2024, which is incorporated by reference into this Proxy Statement/Prospectus. For more information see the section titled “Where You Can Find More Information” beginning on page 163 of this Proxy Statement/Prospectus.
BlueHalo Director Compensation
Determinations with respect to director compensation after the closing of the merger have not yet been made.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Introduction
On November 18, 2024, AeroVironment, Merger Sub, BlueHalo, and Seller, entered into the Merger Agreement, in which Merger Sub will merge with and into BlueHalo, with BlueHalo continuing as a wholly owned subsidiary of AeroVironment. In contemplation of the merger, in order to ensure its ability to settle the existing indebtedness of BlueHalo at the closing of the merger, AeroVironment entered into a commitment letter for a loan commitment with an initial principal amount of $700.0 million (the “Term Loan”). Additionally, AeroVironment intends to draw $167.2 million from its revolving credit facility (the “Revolving Facility”) in connection with the completion of the merger in order to ensure its ability to settle the existing indebtedness of BlueHalo and to settle transaction expenses at the closing of the merger (collectively with the Term Loan, the “Financing Transactions”).
Prior to execution of the Merger Agreement, BlueHalo acquired Eqlipse Technologies, LLC (“Eqlipse”) and VideoRay, LLC (“VideoRay”). Prior to its acquisition by BlueHalo, Eqlipse acquired SR Technologies, Inc. (“SRT”). BlueHalo’s acquisitions of Eqlipse and VideoRay and Eqlipse’s acquisition of SRT are referred to as the “BlueHalo Acquisitions” and BlueHalo, Eqlipse, VideoRay and SRT are referred to collectively as the “BlueHalo Companies.” The BlueHalo Acquisitions were accounted for as business combinations using the acquisition method with BlueHalo as the accounting acquirer of Eqlipse and VideoRay and Eqlipse as the accounting acquirer of SRT, respectively, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Both BlueHalo and Eqlipse made other acquisitions in the periods presented in the unaudited pro forma condensed combined financial information; however, the pre-acquisition results were not included as deemed immaterial.
The following unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the merger, including BlueHalo’s acquisition of VideoRay subsequent to the periods of pro forma financial information included in this Proxy Statement/Prospectus, and the Financing Transactions as if each had occurred on October 26, 2024, for the purposes of the unaudited pro forma condensed combined balance sheet, and as if the merger, the BlueHalo Acquisitions, and the Financing Transactions each occurred on May 1, 2023, the first day of AeroVironment’s fiscal year ended April 30, 2024, for the purposes of the unaudited pro forma condensed combined statements of income (loss).
To comply with SEC rules and regulations for companies with different fiscal year ends, the unaudited pro forma condensed combined financial information has been prepared utilizing periods that differ by less than 93 days. The unaudited pro forma condensed combined financial information was prepared using as follows:
•
The unaudited pro forma condensed combined balance sheet as of October 26, 2024 combines the historical unaudited consolidated balance sheet of AeroVironment as of October 26, 2024 with the BlueHalo Companies’ unaudited consolidated balance sheet as of September 30, 2024.

•
The unaudited pro forma condensed combined statement of income (loss) for the year ended April 30, 2024 combines AeroVironment’s historical statement of income (loss) for the fiscal year ended April 30, 2024 with the BlueHalo Companies’ historical unaudited statement of operations for the twelve months ended March 31, 2024.

•
The BlueHalo Companies’ historical unaudited statements of operations, after reclassifications, for the twelve months ended March 31, 2024 was prepared by summing the BlueHalo Companies’ unaudited statements of operations for the three months ended March 31, 2024, and the BlueHalo Companies’ unaudited statements of operations for the fiscal year ended December 31, 2023, and subtracting the BlueHalo Companies’ unaudited statements of operations for the three months ended March 31, 2023.

•
The unaudited pro forma condensed combined statement of income (loss) for the six months ended October 26, 2024 combines AeroVironment’s historical unaudited statement of income (loss) for the six months ended October 26, 2024 with the BlueHalo Companies’ historical unaudited statements of operations for the six months ended September 30, 2024.

•
The BlueHalo Companies’ historical statement of operations, after reclassifications, for the six months ended September 30, 2024 was prepared by subtracting the unaudited statements of operations for the three months ended March 31, 2024 from the unaudited statements of operations for nine months ended September 30, 2024.

The table below provides the closing date of the applicable BlueHalo Acquisition, the date and period for which each acquisition has been reflected in BlueHalo’s historical financial statements and the date and period for which each acquisition is contained in the unaudited pro forma condensed combined financial information:
Acquired Company	Accounting Acquirer	Transaction Close Date	Period added to pro forma results:	Period reflected in historical BlueHalo:
VideoRay, LLC(1)	BlueHalo	November 15, 2024	April 1, 2023 – September 30, 2024	Not applicable
Eqlipse(2)	BlueHalo	March 1, 2024	April 1, 2023 – February 29, 2024	March 1, 2024 – September 30, 2024
SRT	Eqlipse	November 21, 2023	April 1, 2023 – November 20, 2023	March 1, 2024 – September 30, 2024

(1)
Financial results of VideoRay are not included in BlueHalo’s historical financial results for the periods presented in the pro formas. As such, VideoRay financial results have been added as part of the pro forma financial statements.

(2)
Financial results of Eqlipse include financials results of SRT beginning November 21, 2023 until the date of acquisition of Eqlipse by BlueHalo beginning March 1, 2024.

The historical financial statements of AeroVironment and the BlueHalo Companies have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are merger transaction accounting and financing transaction adjustments which are necessary to account for the merger and Financing Transactions in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.
The unaudited pro forma condensed combined financial information and the accompanying notes are provided for informational and illustrative purposes only and should be read in conjunction with the historical financial statements and the accompanying notes included elsewhere in or incorporated by reference into this Proxy Statement/Prospectus, as well as the information contained in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BlueHalo.”
The merger is being accounted for as a business combination using the acquisition method with AeroVironment as the accounting acquirer in accordance with ASC Topic 805. Under this method of accounting, the estimated GAAP purchase price (as calculated in Note 4) will be allocated to the BlueHalo Companies’ assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the merger. The process of valuing the net assets of the BlueHalo Companies immediately prior to the merger, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. The preliminary estimated merger consideration could significantly differ from the amounts presented due to movements in the AeroVironment share price up to the closing date. Accordingly, allocation of the preliminary estimated merger consideration and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. All financial data included in the unaudited pro forma condensed combined financial information is presented in thousands of U.S. Dollars, unless noted otherwise, and has been prepared based on U.S. GAAP and AeroVironment’s accounting policies. The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the merger and the Financing Transactions had been completed on the dates set forth above, nor is it intended to be indicative of the future results or financial position of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of October 26, 2024
(in thousands)
	AeroVironment Historical	BlueHalo Companies Historical, After Reclassifications (Notes 2 and 3)	Merger Transaction Accounting Adjustments (Note 5A)		Financing Transactions Adjustments (Note 5B)		Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$68,960	$31,608	$(860,775)	(a)	$859,417	(a)	$99,210
Accounts receivable, net of allowance for doubtful accounts	73,935	116,402	—		—		190,337
Unbilled receivables and retentions	204,180	93,413	—		—		297,593
Inventories, net	139,698	84,399	26,601	(b)	—		250,698
Income taxes receivable	9,628	4,388	—		—		14,016
Prepaid expenses and other current assets	18,444	21,715	—		—		40,159
Total current assets	514,845	351,925	(834,174)		859,417		892,013
Long-term investments	22,942	—	—		—		22,942
Property and equipment, net	49,681	100,367	—		—		150,048
Operating lease right-of-use assets	32,502	63,999	—		—		96,501
Deferred income taxes	41,303	—	(41,303)	(e)	—		—
Intangibles, net	62,703	469,455	620,545	(c)	—		1,152,703
Goodwill	275,827	712,478	1,914,059	(d)	—		2,902,364
Other assets	19,282	5,334	—		—		24,616
Total assets	$1,019,085	1,703,558	$1,659,127		$859,417		$5,241,187
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$40,646	$52,208	$(1,035)	(f)	$—		$91,819
Wages and related accruals	31,594	51,542	—		—		83,136
Customer advances	10,640	42,351	—		—		52,991
Current portion of long-term debt	—	47,643	(47,643)	(g)	35,000	(b)	35,000
Current operating lease liabilities	9,591	12,386	—		—		21,977
Income taxes payable	28	—	—		—		28
Other current liabilities	19,112	12,816	—		—		31,928
Total current liabilities	111,611	218,946	(48,678)		35,000		316,879
Long-term debt, net of current portion	15,000	519,542	(519,542)	(g)	824,417	(b)	839,417
Non-current operating lease liabilities	25,690	62,646	—		—		88,336
Other non-current liabilities	2,114	904	—		—		3,018
Liability for uncertain tax positions	5,603	—	—		—		5,603
Deferred income taxes	670	3,216	64,243	(e)	—		68,129
Commitments and contingencies
Mezzanine equity:
Preferred units	—	91,926	(91,926)	(h)	—		—
Members’ equity	—	806,378	(806,378)	(h)	—		—
Stockholders’ equity:
Common stock, $0.0001 par value	4	—	2	(h)	—		6
Additional paid-in capital	604,225	—	3,087,171	(h)	—		3,691,396
Accumulated other comprehensive loss	(5,228)	—	—		—		(5,228)
Retained earnings	259,396	—	(25,765)	(h)	—		233,631
Total mezzanine equity, members’ equity and stockholders’ equity	858,397	898,304	2,163,104		—		3,919,805
Total liabilities, mezzanine equity, members’ equity and stockholders’ equity	$1,019,085	$1,703,558	$1,659,127		$859,417		$5,241,187
See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
For the Six Months Ended October 26, 2024
(in thousands, except share and per share data)
	AeroVironment Historical	BlueHalo Companies Historical, After Reclassifications (Notes 2 and 3)	Merger Transaction Accounting Adjustments (Note 6A)		Financing Transaction Adjustments (Note 6B)		Pro Forma Combined
Revenue:
Product sales	$310,735	$209,272	$—		$—		$520,007
Contract services	67,206	225,784	—		—		292,990
	377,941	435,056	—		—		812,997
Cost of sales:
Product sales	172,571	104,359	3,816	(a)	—		280,746
Contract services	50,265	147,764	6,915	(b)	—		204,944
	222,836	252,123	10,731		—		485,690
Gross margin:
Product sales	138,164	104,913	(3,816)		—		239,261
Contract services	16,941	78,020	(6,915)		—		88,046
	155,105	182,933	(10,731)		—		327,307
Selling, general and administrative	71,711	184,083	38,743	(c)	—		294,537
Research and development	53,329	5,196	—		—		58,525
Income (loss) from operations	30,065	(6,346)	(49,474)		—		(25,755)
Other (loss) income:
Interest income (expense), net	(929)	(31,202)	31,130	(d)	(28,723)	(a)	(29,724)
Other income (expense), net	(218)	923	—		—		705
Income (loss) before income taxes	28,918	(36,625)	(18,344)		(28,723)		(54,774)
Provision for (benefit from) income taxes	1,264	(1,360)	(9,600)	(e)	(6,749)	(b)	(16,445)
Equity method investment (loss) income, net of tax	1,055	—	—		—		1,055
Net income (loss)	$28,709	$(35,265)	$(8,744)		$(21,974)		$(37,274)
Net income (loss) per share
Basic	$1.03						$(0.82)
Diluted	$1.02						$(0.82)
Weighted-average shares outstanding:
Basic	27,985,425		17,398,093	(f)			45,383,518
Diluted	28,139,942		17,243,576	(f)			45,383,518
See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
For the Year Ended April 30, 2024
(in thousands, except share and per share data)
	AeroVironment Historical	BlueHalo Companies Historical, After Reclassifications	Merger Transaction Accounting Adjustments (Note 6A)		Financing Transaction Adjustments (Note 6B)		Pro Forma Combined
Revenue:
Product sales	$585,771	$402,769	$—		$—		$988,540
Contract services	130,949	482,354	—		—		613,303
	716,720	885,123	—		—		1,601,843
Cost of sales:
Product sales	340,174	210,404	39,264	(a)	—		589,842
Contract services	92,615	309,960	14,274	(b)	—		416,849
	432,789	520,364	53,538		—		1,006,691
Gross margin:
Product sales	245,597	192,365	(39,264)		—		398,698
Contract services	38,334	172,394	(14,274)		—		196,454
	283,931	364,759	(53,538)		—		595,152
Selling, general and administrative	114,420	391,049	110,529	(c)	—		615,998
Research and development	97,687	18,324	—		—		116,011
Income (loss) from operations	71,824	(44,614)	(164,067)		—		(136,857)
Other (loss) income:
Interest income (expense), net	(4,220)	(69,713)	70,250	(d)	(58,777)	(a)	(62,460)
Other income (expense), net	(4,373)	2,231	—		—		(2,142)
Income (loss) before income taxes	63,231	(112,096)	(93,817)		(58,777)		(201,459)
Provision for (benefit from) income taxes	1,891	(15,749)	(34,389)	(e)	(13,811)	(b)	(62,058)
Equity method investment (loss) income, net of tax	(1,674)	—	—		—		(1,674)
Net income (loss)	$59,666	$(96,347)	$(59,428)		$(44,966)		$(141,075)
Net income (loss) per share
Basic	$2.19						$(3.16)
Diluted	$2.18						$(3.16)
Weighted-average shares outstanding:
Basic	27,203,417		17,398,093	(f)			44,601,510
Diluted	27,327,993		17,273,517	(f)			44,601,510
See the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1 — Basis of Presentation
The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
AeroVironment’s and the BlueHalo Companies’ historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align AeroVironment’s, BlueHalo’s and Eqlipse’s financial statements presentation. AeroVironment is currently in the process of evaluating the BlueHalo Companies’ accounting policies, which will be finalized upon completion of the merger, or as more information becomes available. As a result of that review, additional differences could be identified among the accounting policies of the companies. With the information currently available, AeroVironment has determined that no significant adjustments are necessary to conform the BlueHalo Companies’ financial statements to the accounting policies used by AeroVironment.
The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC Topic 805, with AeroVironment as the accounting acquirer of BlueHalo and BlueHalo as the accounting acquirer of VideoRay, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical financial statements of AeroVironment and the BlueHalo Companies. Under ASC Topic 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value. The excess of the preliminary estimated merger consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The preliminary estimated merger consideration is based upon the estimated shares of AeroVironment to be issued multiplied by AeroVironment’s current share price and estimated cash payments by AeroVironment. The final merger consideration will be based on the actual shares of AeroVironment issued multiplied by AeroVironment’s share price as of the date of close and the actual cash payments by AeroVironment. Transaction costs associated with the business combinations are expensed as incurred.
The allocation of the preliminary estimated merger consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the preliminary estimated merger consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the merger could differ materially from the preliminary. The final valuation will be based on the actual net tangible and intangible assets existing at the acquisition date.
The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that AeroVironment believes are reasonable under the circumstances. AeroVironment is not aware of any material transactions between AeroVironment and the BlueHalo Companies nor amongst the BlueHalo Companies during the periods presented that have not already been eliminated in consolidation of the BlueHalo Companies. Accordingly, adjustments to eliminate transactions between AeroVironment and the BlueHalo Companies have not been reflected in the unaudited pro forma condensed combined financial information.
Note 2 — Reclassification Adjustments
During the preparation of this unaudited pro forma condensed combined financial information, AeroVironment management performed a preliminary analysis of BlueHalo’s financial information to identify differences in financial statement presentation as compared to the presentation of AeroVironment. With the information currently available, AeroVironment has determined that no significant adjustments are necessary to conform BlueHalo’s financial statements to those used by AeroVironment. However, certain reclassification adjustments have been made to conform BlueHalo’s and Eqlipse’s historical financial statement presentation to AeroVironment’s financial statement presentation. Following the merger, the combined company will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.
A)
Refer to the table below for a summary of reclassification adjustments made to present BlueHalo’s balance sheet as of September 30, 2024 to conform with that of AeroVironment’s (in thousands):

BlueHalo Presentation	Amount	AeroVironment Presentation
Restricted cash	$202	Cash and cash equivalents
Billed receivables net of allowance for credit losses	100,447	Accounts receivable, net of allowance for doubtful accounts
Contract assets	93,413	Unbilled receivables and retentions
Other noncurrent assets	5,334	Other assets
Accrued payroll and related liabilities	50,743	Wages and related accruals
Contract liabilities	42,351	Customer advances
Line of credit	40,000	Current portion of long-term debt
Non-current portion of notes payable	507,736	Long-term debt, net of current portion
Related party notes payable	$10,899	Long-term debt, net of current portion

B)
Refer to the table below for a summary of adjustments made to present BlueHalo’s statement of operations for the six months ended September 30, 2024 to conform with that of AeroVironment’s (in thousands):

Item	Amount	AeroVironment Presentation
Depreciation and amortization	$4,158	Cost of sales: Product sales
Depreciation and amortization	4,486	Cost of sales: Contract services
Depreciation and amortization	25,854	Selling, general and administrative
Income tax expense (benefit)	$1,360	Provision for (benefit from) income taxes

C)
Refer to the table below for a summary of adjustments made to present BlueHalo’s statement of operations for the twelve months ended March 31, 2024 to conform with that of AeroVironment’s (in thousands):

Item	Amount	AeroVironment Presentation
Depreciation and amortization	$5,203	Cost of sales: Product sales
Depreciation and amortization	6,231	Cost of sales: Contract services
Depreciation and amortization	34,654	Selling, general and administrative
Income tax expense (benefit)	$6,049	Provision for (benefit from) income taxes

D)
Refer to the table below for a summary of adjustments made to present Eqlipse’s statement of operations for the twelve months ended March 31, 2024 to conform with that of the AeroVironment’s (in thousands):

Item	Amount	AeroVironment Presentation
Depreciation and amortization	$1,919	Cost of sales: Product sales
Depreciation and amortization	2,298	Cost of sales: Contract services
Depreciation and amortization	12,322	Selling, general and administrative
Selling, general and administration	2,012	Research and development
Income tax provision	$1,046	Provision for (benefit from) income taxes

Note 3 — Aggregate Pro Forma Information
The aggregate proforma balance sheet of the BlueHalo Companies as of September 30, 2024 was calculated as follows (in thousands):
	BlueHalo Historical, After Reclassifications	VideoRay Historical	BlueHalo Companies Historical, After Reclassifications
Assets
Current assets:
Cash and cash equivalents	$31,462	$146	$31,608
Accounts receivable, net of allowance for doubtful accounts	100,447	15,955	116,402
Unbilled receivables and retentions	93,413	—	93,413
Inventories, net	67,422	16,977	84,399
Income taxes receivable	4,388	—	4,388
Prepaid expenses and other current assets	19,522	2,193	21,715
Total current assets	316,654	35,271	351,925
Long-term investments	—	—	—
Property and equipment, net	98,244	2,123	100,367
Operating lease right-of-use assets	63,069	930	63,999
Deferred income taxes	—	—	—
Intangibles, net	469,361	94	469,455
Goodwill	710,502	1,976	712,478
Other assets	5,334	—	5,334
Total assets	$1,663,164	$40,394	$1,703,558
Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$46,497	$5,711	$52,208
Wages and related accruals	50,743	799	51,542
Customer advances	42,351	—	42,351
Current portion of long-term debt	43,993	3,650	47,643
Current operating lease liabilities	12,386	—	12,386
Income taxes payable	—	—	—
Other current liabilities	10,828	1,988	12,816
Total current liabilities	206,798	12,148	218,946
Long-term debt, net of current portion	518,635	907	519,542
Non-current operating lease liabilities	62,184	462	62,646
Other non-current liabilities	904	—	904
Liability for uncertain tax positions	—	—	—
Deferred income taxes	3,216	—	3,216
Commitments and contingencies
Mezzanine equity:
Preferred units	91,926	—	91,926
Members’ equity	779,501	26,877	806,378

	BlueHalo Historical, After Reclassifications	VideoRay Historical	BlueHalo Companies Historical, After Reclassifications
Stockholders’ equity:
Common stock	—	—	—
Additional paid-in capital	—	—	—
Accumulated other comprehensive loss	—	—	—
Retained earnings	—	—	—
Total mezzanine equity, members’ equity and stockholders’ equity	871,427	26,877	898,304
Total liabilities, mezzanine equity, members’ equity and stockholders’ equity	$1,663,164	$40,394	$1,703,558

The aggregate pro forma statement of operations of the BlueHalo Companies for the six months ended September 30, 2024 was calculated as follows (in thousands):
	BlueHalo Historical, After Reclassifications	VideoRay Historical	BlueHalo Companies Historical, After Reclassifications
Revenue:
Product sales	$181,802	$27,470	$209,272
Contract services	222,732	3,052	225,784
	404,534	30,522	435,056
Cost of sales:
Product sales	91,911	12,448	104,359
Contract services	146,381	1,383	147,764
	238,292	13,831	252,123
Gross margin:
Product sales	89,891	15,022	104,913
Contract services	76,351	1,669	78,020
	166,242	16,691	182,933
Selling, general and administrative	176,783	7,300	184,083
Research and development	4,456	740	5,196
Income (loss) from operations	(14,997)	8,651	(6,346)
Other (loss) income:
Interest income (expense), net	(31,166)	(36)	(31,202)
Other income (expense), net	918	5	923
Income (loss) before income taxes	(45,245)	8,620	(36,625)
Provision for (benefit from) income taxes	(1,360)	—	(1,360)
Equity method investment (loss) income, net of tax	—	—	—
Net income (loss)	$(43,885)	$8,620	$(35,265)

The aggregate pro forma statement of operations of the BlueHalo Companies for the twelve months ended March 31, 2024 was calculated as follows (in thousands):
	BlueHalo Historical, After Reclassifications	Eqlipse Historical, After Reclassifications	SRT Historical	VideoRay Historical	BlueHalo Companies Historical, After Reclassifications
Revenue:
Product sales	$329,351	$15,620	$22,452	$35,346	$402,769
Contract services	256,839	206,620	14,968	3,927	482,354
	586,190	222,240	37,420	39,273	885,123
Cost of sales:
Product sales	178,047	6,900	8,889	16,568	210,404
Contract services	165,758	136,435	5,926	1,841	309,960
	343,805	143,335	14,815	18,409	520,364
Gross margin:
Product sales	151,304	8,720	13,563	18,778	192,365
Contract services	91,081	70,185	9,042	2,086	172,394
	242,385	78,905	22,605	20,864	364,759
Selling, general and administrative	236,912	82,332	55,363	16,442	391,049
Research and development	11,990	2,012	3,651	671	18,324
Income (loss) from operations	(6,517)	(5,439)	(36,409)	3,751	(44,614)
Other (loss) income:
Interest income (expense), net	(70,247)	541	(5)	(2)	(69,713)
Other income (expense), net	1,131	1,429	(418)	89	2,231
Income (loss) before income taxes	(75,633)	(3,469)	(36,832)	3,838	(112,096)
Provision for (benefit from) income taxes	(6,049)	(1,046)	(8,654)	—	(15,749)
Equity method investment (loss) income, net of tax	—	—	—	—	—
Net income (loss)	$(69,584)	$(2,423)	$(28,178)	$3,838	$(96,347)
Note 4 — Preliminary Merger Consideration Allocation
Merger consideration
The following table summarizes the preliminary estimated merger consideration (in thousands):
Amount
Preliminary estimated merger consideration transferred(i)	$3,094,773
Settlement of BlueHalo’s transaction expenses by AeroVironment	34,334
Settlement of BlueHalo’s debt	790,683
Preliminary estimated merger consideration	$3,919,790

(i)
Estimated fair value of AeroVironment’s common stock issued is based on 17,398,093 shares to be issued as consideration multiplied by AeroVironment’s share price of $177.88 on January 22, 2025. The amount of shares to be issued is based upon the terms of the Merger Agreement, which provide for an aggregate merger consideration of 18,548,698 shares less the closing share leakage amount estimated to be 52,472 shares less the excess closing indebtedness share amount of 1,098,133 shares.

The preliminary estimated merger consideration could significantly differ from the amounts presented due to movements in the AeroVironment share price up to the closing date. A sensitivity analysis related to the fluctuation in the AeroVironment share price was performed to assess the impact a hypothetical change of 10% on the closing price of the AeroVironment common stock on January 22, 2025 would have on the preliminary estimated merger consideration price as of the closing date (in thousands, other than share price):
	Share Price	Fair value of AeroVironment’s common stock issued for BlueHalo’s equity interests
Share price considered	$177.88	$3,094,773
10% increase	$195.67	$3,404,250
10% decrease	$160.09	$2,785,296
Preliminary merger consideration allocation
The assumed accounting for the merger, including the estimated preliminary merger consideration, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed in the merger, AeroVironment used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. AeroVironment is expected to use widely accepted income-based, market-based, and cost-based valuation approaches upon finalization of purchase accounting for the merger. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that AeroVironment believes are reasonable under the circumstances. The purchase price adjustments relating to the merger are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.
The following table summarizes the preliminary estimated merger consideration allocation, as if the merger had been completed on October 26, 2024 (in thousands):
Amount
Assets:
Cash and cash equivalents	$30,250
Accounts receivable, net of allowance for doubtful accounts	116,402
Unbilled receivables and retentions	93,413
Inventories, net(i)	111,000
Income taxes receivable	4,388
Prepaid expenses and other current assets	21,715
Long-term investments	—
Property and equipment, net	100,367
Operating lease right-of-use assets	63,999
Deferred income taxes(iii)	—
Intangibles, net(ii)	1,090,000
Goodwill	2,626,537
Other assets	5,334
Liabilities:
Accounts payable	52,208
Wages and related accruals	51,542
Customer advances	42,351
Current portion of long-term debt	—
Current operating lease liabilities	12,386

Amount
Income taxes payable	—
Other current liabilities	12,816
Long-term debt, net of current portion	—
Non-current operating lease liabilities	62,646
Other non-current liabilities	904
Liability for uncertain tax positions	—
Deferred income taxes(iii)	108,762
Preliminary estimated merger consideration	$3,919,790

(i)
The unaudited pro forma condensed combined balance sheet has been adjusted to record the acquired inventories at a preliminary fair value of approximately $111.0 million, an increase of $26.6 million from the carrying value. The unaudited pro forma condensed combined statement of income (loss) for the year ended April 30, 2024 has been adjusted to recognize additional cost of goods sold related to the increased basis. The additional costs are not anticipated to affect the consolidated statement of income (loss) beyond twelve months after the acquisition date.

(ii)
Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following ($ in thousands):

	Preliminary Fair Value	Estimated Useful Life
Preliminary fair value of intangible assets acquired:
Backlog	$290,000	5
Trade names and trademarks	30,000	9
Customer relationships	460,000	9
Developed technology	310,000	8
Intangible assets acquired	$1,090,000
10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $7.6 million for the six months ended October 26, 2024 and $15.1 million for the twelve months ended April 31, 2024. Pro forma amortization is preliminary and based on the use of straight-line amortization. The amount of amortization following the merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.
The fair value assigned to intangible assets has been estimated based on third-party preliminary valuation studies utilizing income-based methodologies and corroborated with benchmarks of similar transactions in the industry.
(iii)
Deferred tax assets and liabilities were derived based on incremental differences in the book and tax basis created from the preliminary purchase allocation. In addition, as a result of the merger, AeroVironment expects to realize the benefit of certain deferred tax assets where the BlueHalo Companies’ previously recorded a valuation allowance, therefore the valuation allowance are expected to be reduced in purchase accounting.

Note 5 — Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
(1)
Adjustments included in the Merger Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of October 26, 2024 are as follows:

(a)
Reflects adjustment to cash and cash equivalents (in thousands):

Amount
Estimated Merger transaction costs(i)	$(34,400)
Settlement of BlueHalo’s indebtedness	(790,683)
Settlement of BlueHalo’s estimated transaction expenses	(34,334)
Net cash disbursement by BlueHalo in relation to the acquisition of VideoRay(ii)	(1,358)
Net pro forma merger transaction accounting adjustment	$(860,775)

(i)
These non-recurring costs consist of legal advisory, financial advisory, accounting and consulting costs of AeroVironment related to the merger.

(ii)
The net cash disbursement by BlueHalo in relation to the acquisition of VideoRay, including cash proceeds received from the issuance of a term loan, cash paid to selling shareholders, cash paid to settle VideoRay’s indebtedness as of the closing date, and the settlement of transaction expenses.

(b)
Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting (in thousands).

Amount
Preliminary fair value of acquired inventories	$111,000
Less: BlueHalo Companies’ historical net book value of inventories	(84,399)
Net pro forma merger transaction accounting adjustment	$26,601

(c)
Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 3 above for additional information on the acquired intangible assets expected to be recognized (in thousands).

Amount
Preliminary fair value of acquired intangibles	$1,090,000
Less: BlueHalo Companies’ historical net book value of intangible assets	(469,455)
Net pro forma merger transaction accounting adjustment	$620,545

(d)
Reflects the elimination of historical goodwill and excess of the estimated GAAP purchase price over the preliminary fair value of the underlying assets acquired and liabilities assumed (in thousands).

Amount
Goodwill per purchase price allocation (Note 4)	$2,626,537
Less: BlueHalo Companies’ historical goodwill	(712,478)
Net pro forma merger transaction accounting adjustment	$1,914,059

(e)
Represents the adjustment to deferred tax liability of $105.5 million associated with the incremental differences in the book and tax basis created from the preliminary purchase allocation, primarily resulting from the preliminary fair value of intangible assets. Further, represents a reclassification of AeroVironment’s historical deferred tax asset of $41.3 million to net against the deferred tax liability, above. These adjustments were based on the applicable statutory tax rate with the respective estimated purchase price allocation. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods after completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.
(f)
Reflect the net reduction in accounts payable related to AeroVironment’s merger transaction expenses (in thousands).

Amount
Estimated AeroVironment merger transaction expenses not settled upon close	$2,700
Less: AeroVironment’s estimated merger transaction expenses accrued for as of October 26, 2024	(3,735)
Net pro forma merger transaction accounting adjustment	$(1,035)

(g)
Reflects the impact of the settlement of the BlueHalo Companies’ debt. The impact on current portion of long-term debt and long-term debt have been adjusted for the following (in thousands).

	Current Portion of Long-Term Debt	Long-Term Debt	Total
Financing from the VideoRay acquisition, net of settlement of VideoRay’s historical indebtedness	$—	$217,250	$217,250
BlueHalo’s indebtedness to be settled at close, inclusive of financing from the VideoRay acquisition	(47,643)	(743,040)	(790,683)
Eliminate BlueHalo’s Companies’ unamortized deferred financing fees	—	6,248	6,248
Net pro forma merger transaction accounting adjustment	$(47,643)	$(519,542)	$(567,185)

(h)
Reflects the adjustments to Stockholders’ equity (in thousands):

	Mezzanine equity	Members’ Equity	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive loss
VideoRay transaction costs	$—	$(3,295)	$—	$—	$—	$—
Elimination of the BlueHalo Companies’ historical equity	(91,926)	(803,083)	—	—	—	—
Estimated shares of AeroVironment common stock issued to the BlueHalo Companies’ equity- holders	—	—	2	3,094,771	—	—
Estimated expensed transaction costs(i)	—	—	—	—	(25,765)	—
Estimated deferred transaction costs(ii)	—	—	—	(7,600)	—	—
Net pro forma merger transaction accounting adjustments	$(91,926)	$(806,378)	$2	$3,087,171	$(25,765)	$—

(i)
Consists of AeroVironment’s non-recurring financial advisory, legal advisory, accounting, and consulting costs associated with the merger that are not eligible to be deferred.

(ii)
Consists of AeroVironment’s non-recurring financial advisory, legal advisory, accounting, and consulting costs associated with the merger that are eligible to be deferred.

(2)
Adjustments included in the Financing Transactions Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of October 26, 2024 are as follows:

(a)
Reflects adjustment to cash and cash equivalents related to the Financing Transactions (in thousands):

Amount
Proceeds from Term Loan A facility(i)	$700,000
Debt issuance costs(ii)	(7,800)
Proceeds from Revolving Facility(iii)	167,217
Net pro forma financing transaction adjustment	$859,417

(i)
Total principal amount of AeroVironment’s Term Loan A facility with BofA NA and BofA Securities, Inc. issued in contemplation of the merger

(ii)
Consists of the commitment fee, structuring fee, legal fees, and other debt issuance costs

(iii)
Total proceeds received by AeroVironment from drawing upon the Revolving Facility

(b)
Reflects the impact of the Financing Transactions. The impact on current portion of long-term debt and long-term debt have been adjusted for the following (in thousands)

	Current portion of long-term debt	Long-term debt	Total
Term Loan A Facility(i)	$35,000	$665,000	$700,000
Debt issuance costs related to Term Loan A facility(ii)	—	(7,800)	(7,800)
Revolving Facility(iii)	—	167,217	167,217
Net pro forma financing transaction adjustment	$35,000	$824,417	$859,417

(i)
Relates to the Term Loan A facility issued by AeroVironment in contemplation of the merger

(ii)
Consists of the commitment fee, structuring fee, and other debt issuance costs

(iii)
Total proceeds received by the AeroVironment from drawing upon the Revolving Facility

Note 6 — Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss)
(1)
Adjustments included in the Merger Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statement of income (loss) for the six months ended October 26, 2024 and year months ended April 30, 2024 are as follows:

(a)
Reflects the adjustments to cost of product sales including the amortization of the estimated fair value of intangibles and the amortization of the estimated inventory fair value adjustment (in thousands).

	For the Six Months Ended October 26, 2024	For the Year Ended April 30, 2024
Amortization of intangible assets	$7,974	$15,947
Less: BlueHalo Companies’ historical amortization of intangible assets	(4,158)	(3,284)
Amortization of inventory fair value adjustment	—	26,601
Net pro forma merger transaction accounting adjustment	$3,816	$39,264

(b)
Reflects the adjustments to cost of contract services sold including the amortization of the estimated fair value of intangibles (in thousands).

	For the Six Months Ended October 26, 2024	For the Year Ended April 30, 2024
Amortization of intangible assets	$11,401	$22,803
Less: BlueHalo Companies’ historical amortization of intangible assets	(4,486)	(8,529)
Net pro forma merger transaction accounting adjustment	$6,915	$14,274

(c)
Reflects the adjustments to selling, general and administrative expenses (“SG&A”) including the amortization of the estimated fair value of intangibles and the estimated transaction costs expensed (in thousands).

	For the Six Months Ended October 26, 2024	For the Year Ended April 30, 2024
Amortization of intangible assets	$56,222	$112,444
Less: BlueHalo Companies’ historical amortization of intangible assets	(17,479)	(27,680)
Estimated AeroVironment transaction expenses not settled at close(i)	—	25,765
Net pro forma merger transaction accounting adjustment	$38,743	$110,529

(i)
Represents additional transaction costs to be incurred by AeroVironment after October 26, 2024. These costs will not affect AeroVironment’s consolidated statement of income (loss) beyond twelve months after the acquisition date

BlueHalo Companies’ historical results include transaction expenses related to historical acquisitions other than the merger of approximately $1.0 million and $46.0 million for the six months ended October 26, 2024 and the year ended April 30, 2024, respectively.
(d)
Reflects the removal of historical interest expense associated with the BlueHalo Companies’ existing indebtedness which will be extinguished upon consummation of the merger (in thousands):

	For the Six Months Ended October 26, 2024	For the Year Ended April 30, 2024
BlueHalo Companies’ historical interest expense, net of interest income	$31,130	$70,250

(e)
To record the income tax impact of the pro forma adjustments (in thousands):

	For the Six Months Ended October 26, 2024	For the Year Ended April 30, 2024
VideoRay historical income (loss) before income taxes(i)	$8,620	$3,838
Net pro forma merger transaction accounting adjustments to income (loss) before income taxes	(18,344)	(93,817)
Less: BlueHalo Companies’ historical interest expense(ii)	(31,130)	(70,250)
Less: AeroVironment transaction expenses estimated to not be deductible for tax purposes(iii)	—	13,869
Historical and pro forma amounts to be tax affected	(40,854)	(146,360)
Estimated statutory income tax rate(iv)	23.5%	23.5%
Net pro forma merger transaction accounting adjustment	$(9,600)	$(34,389)

(i)
VideoRay’s historically utilized an election under Subchapter S of Chapter 1 of the Internal Revenue Code, resulting in no historical provision for (benefit from) income taxes in the pre-acquisition results of VideoRay. VideoRay’s historical income (loss) before income taxes has been tax affected for pro forma purposes to align to AeroVironment’s tax structure as a C corporation.

(ii)
BlueHalo historically was unable to recognize a tax benefit when recognizing interest expense due to a limitation under Section 163(j) and associated valuation allowance against its Section 163(j) carryover tax attribute, as it was determined the realizability of such attribute was not at more-likely-than-not. Consequently, no adjustment has been made to tax effect the reversal of historical interest expense. AeroVironment is expected to recognize a tax benefit when recognizing interest expense as the realizability is deemed to be at more-likely-than-not, and therefore the prospective interest expense has been tax effected.

(iii)
Reflects $17.1 million of AeroVironment transaction expenses estimated to be deductible for tax purposes.

(iv)
Represents an estimated statutory income tax rate in effect of 23.5% for the year ended April 30, 2024 and for the six months ended October 26, 2024. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods after completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f)
The pro forma basic and diluted weighted average shares outstanding are as follows:

	For the Six months Ended October 26, 2024	For the Year Ended April 30, 2024
Pro forma basic and dilutive weighted average shares:
Historical weighted average AeroVironment common stock shares outstanding	27,985,425	27,203,417
Issuance of shares to BlueHalo	17,398,093	17,398,093
Pro forma weighted average shares – basic and dilutive	45,383,518	44,601,510
Potentially dilutive shares not included in the computation of diluted weighted-average common shares because their effect would have been anti-dilutive were 322,314 and 125,396 for the six months ended October 26, 2024 and the year ended April 30, 2024, respectively.
(2)
Adjustments included in the Financing Transactions Adjustment column in the accompanying unaudited pro forma condensed combined statement of income (loss) for the six months ended October 26, 2024 and twelve months ended April 30, 2024 are as follows:

(a)
Reflects the interest income (expense), net related to the financing and amortization of issuance costs related to the Financing Transactions (in thousands):

	For the Six months Ended October 26, 2024	For the Year Ended April 30, 2024
Interest expense related to the Financing Transactions(i)	$(26,667)	$(54,731)
Amortization of debt issuance costs related to AeroVironment’s financing	(2,056)	(4,046)
Net pro forma financing transaction adjustment	$(28,723)	$(58,777)

(i)
Reflects an estimated interest rate of 6.4%. A 0.125% variance in the weighted — average variable interest rates would result in a $1.1 million change in income before income taxes annually.

(b)
To record the income tax impact of the pro forma adjustments utilizing an estimated statutory income tax rate in effect of 23.5% for the year ended April 30, 2024 and for the six months ended October 26, 2024. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods after completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

BLUEHALO’S BUSINESS
References in this section to “BlueHalo,” the “Company,” “we,” “us” and “our” are to BlueHalo Financing TopCo, LLC and its consolidated subsidiaries before giving effect to the merger and related transactions, unless the context otherwise requires or as otherwise indicated.
Overview
BlueHalo is a leading provider of advanced defense and intelligence solutions, specializing in multidomain technologies that address some of the most complex challenges faced by the national security community. With a steadfast commitment to innovation, agility, and customer intimacy, BlueHalo delivers cutting-edge products and solutions across the following key mission areas: Counter-Uncrewed Aerial Systems (C-UAS) & Autonomous Systems; Uncrewed Maritime Systems; Space; Electronic Warfare (EW) & Cyber; and Artificial Intelligence / Machine Learning (AI/ML).
BlueHalo invests heavily in research and development (R&D), pioneering new technologies while fostering a culture of creativity and collaboration which has allowed BlueHalo to attract a world-class workforce and rapidly deliver next-generation technologies into the hands of our customers. Our disruptive and innovative mindset, robust R&D investments, proven ability to deliver cutting-edge solutions into the hands of those that need it most, and established track record of executing strategic, accretive acquisitions that further bolster our capabilities and enhance our ability to meet the complex challenges of the missions we serve, have enabled BlueHalo to deliver value to our customers, including the DoD, intelligence agencies, allied and coalition partners, and commercial clients. Our key products across our mission areas include:
C-UAS and Autonomous Systems:
•
Titan C-UAS & Titan SV:   Comprehensive radio frequency (RF) counter-drone solutions with rapid deployment and advanced threat detection and defeat. Titan C-UAS is powered by AI/ML and defeats Group 1 and 2 drones (as classified by the DoD based on maximum takeoff weight, operating altitude and speed), providing non-specialist operators with comprehensive situational awareness and defensive capabilities against UAS threats. Titan SV delivers comprehensive 360° surveillance, efficiently localizing malicious small Uncrewed Aircraft Systems (sUAS).

•
LOCUST:   Deployed with proven lethality and reliability, the LOCUST Laser Weapon System uses advanced AI and engineering for an effective directed energy kill chain — tracking, identifying, and defeating targets with a High Energy Laser system. Designed for roll-on/roll-off, modularity and quick deployment, it is easily transported and integrated onto various platforms.

•
Freedom Eagle (FE-1):   A next-generation counter drone and air defense missile system providing enhanced lethality at range against Group 3 (as classified by the DoD based on maximum takeoff weight, operating altitude and speed) UAS and other large aerial threats, while seamlessly integrating with existing infrastructure and command and control systems. In addition, FE-1 offers a low-cost effector with superior maneuverability to defeat an array of Short-Range Air Defense threats.

•
HaloSwarm:   Transformational autonomous swarming capabilities with superior AI/ML swarm logic in a systems-of-systems framework. This integrated “swarm” of U.S.-made sUAS platforms and ground, surface, and subsurface vehicles offers unmatched mission efficiency and performance to the warfighter.

Uncrewed Maritime Systems:
•
Defender:   A robust Remotely Operated Vehicle designed for precise control of the vehicle position and orientation, heavier payloads, and demanding intervention, such as rendering unexploded ordnance safe or to search and retrieve evidence; the Defender is currently designed as the U.S. Navy’s standard platform for explosive ordinance disposal and mine countermeasures missions.

•
Pro 5 and Ally:   Modular underwater systems for diverse operational needs, combining speed, power, efficiency and agility. The modular design enables an upgradable path to the Defender.

Space:
•
BADGER and WASP:   Agile, resilient, and modular solutions for next-generation space operations, based on BlueHalo’s proprietary digital beamforming technology — the multi-band/beam software defined antenna (MSDA) tile, which allows simultaneous communication with multiple satellites across different frequency bands. BADGER provides a modular and reconfigurable large form factor digital phased array solution by combining hundreds of MSDA tiles for complex satellite communications (SATCOM), telemetry, and electronic warfare missions. WASP enables seamless integration of an MSDA tile into both new and existing antenna reflectors for multi-band and multi-beam telemetry, tracking and command (TT&C) with increased beam steering capabilities, significantly enhancing the capabilities of current parabolic drive systems.

•
Laser Communications:   High-bandwidth, secure data transmission systems for modern space operations enabling Low Probability of Intercept and Low Probability of Detect communications. BlueHalo’s geosynchronous payloads provide up to 100 times more bandwidth than RF for stable, resilient space communications.

•
Space-Qualified Hardware:   Trusted hardware delivered for mission critical capabilities to include line of sight stabilization and control electronics in Low Earth Orbit (LEO), Medium Earth Orbit (MEO), Geostationary Earth Orbit (GEO), and cislunar orbits. BlueHalo has over 260 systems on-orbit including angular rate sensors, fast steering mirrors, power system controllers, Command & Data Handling, and Spacecraft Attitude Determination and Control.

•
PANTHER:   Adaptive phased array antenna technology provides next-generation RF capabilities to a wide range of telemetry and communication applications. Supporting L-bands (1-2 GHz), S-bands (2-4 GHz) and C-bands (4-8 GHz), PANTHER modular antenna panels provide a scalable system to track and receive multiple simultaneous targets increasing the frequency and agility of testing hypersonic and missile systems.

Electronic Warfare and Cyber:
•
Angler Software-Defined Radio:   A versatile sensor open system architecture (SOSA)-compliant software defined radio (SDR) that has a tremendous capacity to receive, process, and transmit radio frequencies; Angler supports multiple signals of interest and third-party waveforms, and the Angler baseboard processing enables third party applications across the SharkCage portfolio at the tactical edge.

•
SharkCage Tactical Chassis:   Robust, passively cooled command, control, communications, computers, cyber, Iintelligence, surveillance and reconnaissance (C5ISR) EW systems that are environmentally sealed to withstand the elements associated with land, air, and sea operations as well as the extreme temperature changes associated with airborne missions.

•
HaloCortex:   AI-powered software as a service product for open-source intelligence that leverages the largest data store in the world, to provide unique insights and solve DoD and commercial challenges; HaloCortex’s text, image and video analytics tools are used for facial detection and recognition, target identification and tracking, and intelligence analysis.

AI/ML:
•
Metis:   BlueHalo’s propriety tech stack that enables researchers, scientists, and engineers to execute AI/ML across BlueHalo’s suite of products and solutions.

BlueHalo’s continued focus on innovation has ensured its products remain at the forefront of technological advancement, providing reliability and effectiveness in contested environments. Our solutions are critical enablers of mission success, offering enhanced situational awareness, autonomous capabilities, and operational efficiency for defense and intelligence organizations worldwide.
Our Strategy
As a leader in defense technology, BlueHalo’s strategy has been to drive growth by delivering innovative, mission-focused, and reliable multidomain solutions tailored to our customers’ most pressing challenges. By introducing pioneering technologies and investing in the development of differentiated solutions organically and inorganically, we have aimed to create new markets, expand existing ones, and capture additional market share. Through a deep intimacy and understanding of our customers’ most pressing needs and a culture of nimble, leading-edge innovation, we have sought to differentiate ourselves from larger competitors and provide compelling value, positioning BlueHalo for sustainable, profitable growth.
Key components of our strategy have included:
Constantly developing and delivering a pipeline of innovative new solutions into existing and new markets.   Innovation has driven our growth strategy. We have continued to invest in internally funded R&D while also working with our government customers (often national labs or other organizations focused on innovation) to perform R&D in partnership with these customers to advance their specific technological roadmaps. This approach has enabled us to enhance existing offerings, develop entirely new solutions, maintain a deep appreciation of our customers’ needs and requirements and address untapped markets. Our commitment to R&D has ensured BlueHalo remains at the forefront of technology, creating opportunities to expand our reach and impact. Our strategic partnerships and targeted acquisitions have further enhanced our ability to deliver innovative solutions and broaden our customer base.
Rapidly expanding the market penetration of existing products and solutions into our large and growing markets.   BlueHalo’s portfolio — spanning C-UAS & Autonomous Solutions, Uncrewed Maritime Systems, Space, EW & Cyber, and AI/ML technologies — is recognized for performance excellence and technological innovation. We have aimed to continue to broaden adoption within the U.S. military, allied governments, and other national security organizations. By helping drive U.S. military adoption and investing in our sales and marketing efforts, we have anticipated increased interest from allied nations and commercial customers, leveraging the ripple effect of early military endorsement.
Fostering our innovative culture and continuing to attract, develop, and retain highly skilled personnel. BlueHalo’s culture has prioritized innovation and collaboration, fostering an environment that attracts and retains top talent. Our values of “People-first Culture”, “Respect, Integrity & Accountability”, “Inclusion & Authenticity”, “Decision Velocity”, “Excellence in Everything”, “Innovation in All We Do”, and “Mission Always” or PRIDE In Mission, have guided our actions and created a workplace that inspires loyalty and creativity. This culture has underpinned our competitive advantage and supported our long-term vision and strategy.
Preserving our agility and flexibility.   In a rapidly evolving national security landscape, BlueHalo’s ability to adapt quickly to market changes and customer needs has been a key differentiator. We have delivered advanced solutions efficiently and affordably, strengthening relationships with customers and maintaining a competitive edge over larger, more rigid, organizations.
Effectively managing our growth portfolio through organic and inorganic investment for long-term value creation.   BlueHalo has evaluated investment opportunities rigorously to maximize returns while balancing cost, timing, and potential growth. By focusing resources on the most promising opportunities, we have ensured our portfolio aligns with long-term strategic objectives. This disciplined approach has allowed us to deliver sustained value to our customers and stakeholders. Similarly, BlueHalo has constantly evaluated new inorganic, acquisition opportunities to help augment the existing suite of products and capabilities. BlueHalo has established a rigorous mergers and acquisitions process which has allowed us to effectively and regularly execute highly accretive mergers and acquisitions.
Staying intimate with our key government customers.   Building and maintaining strong relationships with our government customers has been fundamental to our success. BlueHalo’s leadership includes experienced professionals with deep DoD and government expertise who engage directly with key decision-makers. Through tailored support, proactive communication, and responsive innovation, we continuously align our solutions with customer needs, ensuring mission success and fostering enduring partnerships.
Customers
We provide advanced defense and security solutions to a wide range of customers, including:

•
DoD:   Serving branches such as the U.S. Army, Navy, Air Force, Space Force, Marine Corps, Special Operations Command, and Cyber Command.

•
Intelligence Community Agencies:   Delivering tailored solutions for classified and mission-critical operations.

•
Allied and Coalition Partners:   Supplying advanced technologies to international defense organizations, through direct commercial sales or foreign military sales.

•
Commercial Customers:   Supporting critical infrastructure protection, open-source intelligence operations, and advanced research initiatives.

During the nine months ended September 30, 2024, we generated approximately 94% of our revenue from contracts with the DoD and intelligence community agencies as the end customer. Direct commercial sales account for a portion of our international revenue, with several contributions from allied nations seeking advanced C-UAS technologies. This diverse customer base reflects our commitment to addressing the evolving needs of defense and security organizations worldwide.
Manufacturing and Operations
We pursue a lean and efficient production strategy across our business, focusing on rapid prototyping and design for manufacturing, supply chain management, initial and final assembly, integration, quality, and in-process/final acceptance testing. Using concurrent engineering techniques within an integrated product team structure, we rapidly prototype design concepts and products, while working to optimize our designs to meet manufacturing requirements and mission capabilities to address rapidly evolving threats and customer specifications. Within this framework, we develop our products led by engineering with feedback and input from program management, manufacturing, quality, supply chain management, key suppliers, logistics personnel and customers. We incorporate this input into product designs to maximize the efficiency and quality of our products while minimizing time to market. As a result, we believe that we significantly reduce the time required to move a product from its design phase to full rate production while not sacrificing high mission life, reliability, quality, and durability. We outsource certain production activities, such as the fabrication of auxiliary systems, the manufacture and assembly of electronic printed circuit boards, and RF components to qualified suppliers, with many of whom we have long-term manufacturing service agreements. This outsourcing enables us to focus on our core expertise of final assembly, system integration and test processes for our products, ensuring high levels of quality and reliability. We forge strong relationships with key suppliers based on their ability to grow along with our production requirements and support our growth. We leverage our suppliers’ expertise to improve our existing products and develop new solutions. We rely on both single and multiple suppliers for certain components and subassemblies. A majority of our production systems operate in accordance with our AS9100D and ISO 9001:2015 registered Quality Management Systems, which focuses on continuous improvement in order to increase acceptance rates, reduce lead times and lower cost.
Competition
The defense and technology markets for BlueHalo’s products and solutions are highly competitive, evolving with rapid technological advancements and shifting customer needs. Each of BlueHalo’s key mission areas faces competition from established players and emerging entrants.
C-UAS and Autonomous Systems
Competitors in the C-UAS and autonomous systems market include Anduril Industries, Inc., The Boeing Company, The Lockheed Martin Corporation, and RTX Corporation. Emerging technology firms and international players also compete with BlueHalo’s advanced counter-drone and robotics platforms.
Uncrewed Maritime Systems
Key competitors in the uncrewed maritime systems market include Saab, Inc., Strategic Robotic Systems, Inc., Deep Trekker Inc., and Exhail SAS. These companies provide a range of autonomous underwater and surface systems, leveraging R&D capabilities to address maritime operational needs.

Space
The space technology market includes competitors such as The Boeing Company, The Lockheed Martin Corporation, L3Harris Technologies, Inc., BAE Systems, Inc. and Ball Corporation, and RTX Corporation. These companies have extensive experience and resources, offering satellite systems and spacecraft engineering solutions that compete with BlueHalo’s offerings.
EW and Cyber
The electronic warfare and cybersecurity mission areas are highly competitive, with principal competitors including L3Harris Technologies, Inc., Thales Group, Anduril Industries, Inc, and Sierra Nevada Corporation. BlueHalo also faces competition from specialized cybersecurity firms and emerging EW technology providers.
AI/ML
The AI/ML mission area for defense-related products is marked by competition from firms including Amazon.com, Inc., Microsoft Corporation, Anduril Industries, Inc, Palantir Technologies Inc., Shield AI, Teledyne Technologies Incorporated, and larger systems integrators such as RTX Corporation, The Lockheed Martin Corporation and Northrop Grumman Corporation. BlueHalo competes by offering mission-specific AI/ML solutions tailored to defense and aerospace applications.
BlueHalo differentiates itself through its proprietary technologies, agile operations, and strong customer relationships. We believe that our focus on innovation and customer-centric solutions positions us as a leader in these competitive markets.
Government Regulation
BlueHalo provides capabilities in key mission areas including C-UAS, space technologies, directed energy, EW, cyber, artificial intelligence, and other emerging technologies. BlueHalo performs contracts as both the prime contractor and as a subcontractor where the ultimate customer is the U.S. Government. BlueHalo also sells to international customers and foreign governments.
As a U.S. Government contractor, BlueHalo is subject to various laws and regulations that govern the formation, administration, and performance of U.S. Government contracts, such as the Federal Acquisition Regulation (FAR), the Defense Federal Acquisition Regulation Supplement, the Procurement Integrity Act, the Cost Accounting Standards, the Truthful Cost or Pricing Data Act, and the Civil False Claims Act, among others. These regulations require BlueHalo to comply with a broad range of requirements unique to government contracting, including procurement, trade, security, cyber, pricing, termination, and audit requirements.
The majority of BlueHalo’s contracts are firm fixed-price (FFP), cost-reimbursement, and time and materials (T&M) contracts. The FAR describes an FFP contract as one with a price that is not subject to any adjustment on the basis of the contractor’s cost experience in performing the contract, which places the risk upon the contractor for all costs and resulting profit or loss. An FFP contract provides incentive for the contractor to control costs and perform effectively. There are a number of types of cost-reimbursement contracts, including cost plus fixed fee, cost plus award fee, and cost plus incentive fee contracts. Generally, cost-reimbursement contracts provide for payment of allowable incurred costs as prescribed in the contract, which establishes an estimate of total cost for the purpose of obligating funds and establishing a ceiling the contractor may not exceed without contracting officer approval. A cost-reimbursement contract is often used when it is difficult to estimate costs with a reasonable degree of certainty. Accordingly, a cost-reimbursement contract is often less risky but provides for lower profit margins. A T&M contract provides for acquiring supplies or services on the basis of direct labor hours at fixed hourly rates and the actual cost of materials. Like cost-reimbursement contracts, T&M contracts are often used when it is not possible to anticipate costs with any reasonable degree of confidence or estimate accurately the extent or duration of the work to be performed.
BlueHalo also performs under Other Transaction Agreements (OTA). Certain federal agencies are authorized to enter into contracts that, although binding agreements with the government, are not

“procurement” contracts and thus not subject to many statutes and regulations that normally apply in government contracting (i.e., the FAR). These are generally known as OTAs. OTAs give the U.S. Government the flexibility to incorporate business practices that reflect commercial industry standards and best practices into its award instruments. There are three types of OTAs: Research, Prototype, and Production. Research OTAs are typically authorized for basic, applied, and advanced research projects. Prototype OTAs are used by the Department of Defense and the Department of Homeland Security to address certain needs such as proof of concept, model, or novel application of commercial technologies for defense purposes, and Production OTAs flow from those Prototype OTAs.
The majority of BlueHalo’s U.S. Government contracts are competitively awarded, meaning BlueHalo must first engage in a formal bid and proposal process in response to an agency’s solicitation. Following award, competitively awarded contracts may be protested by unsuccessful bidders, which may stop contract performance until a resolution has been reached. BlueHalo’s competitors vary from contract opportunity to contract opportunity but range from large well-established corporations to smaller, more specialized companies.
Legal Proceedings
Currently we are involved in, or may in the future be involved in, legal proceedings, claims or government investigations in the ordinary course of business relating to, among other things, commercial matters and contracts, intellectual property, labor and employment, discrimination, false or misleading advertising, regulatory matters, competition, pricing, tax, consumer rights/protection, torts/personal injury, property rights, data privacy/data protection and securities.
While it is not possible to predict the outcomes of these matters with certainty, based on our current knowledge we believe that the final outcomes of these pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.
Notwithstanding, there is always the risk that a proceeding, claim or investigation will have a material impact on our business, results of operations or financial condition. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, harm to our reputation and brand and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLUEHALO
The following discussion and analysis of the results of operations, financial condition and liquidity position of BlueHalo (as defined below) should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and the related notes and the Consolidated Financial Statements and related notes of BlueHalo included elsewhere in this Proxy Statement/Prospectus. The following discussion contains forward-looking statements that reflect BlueHalo’s future plans, estimates, beliefs and expected performance. The following discussion and analysis of the financial condition and results of operations of BlueHalo covers periods prior to the consummation of the merger described elsewhere in this Proxy Statement/Prospectus and does not reflect its effect on future periods. For an understanding of pro forma financial information including the effect of the merger, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” of this Proxy Statement/Prospectus. The following discussion and analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections about BlueHalo’s business and operations, and involve risks and uncertainties. Actual results may differ materially from those currently anticipated and expressed in such forward-looking statements because of various factors, including those described in the sections titled “Cautionary Statement Regarding Forward- Looking Statements,” “Risk Factors” and elsewhere in this Proxy Statement/Prospectus, all of which are difficult to predict. BlueHalo does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.
References in this section to “BlueHalo,” the “Company,” “we,” “us” and “our” are to BlueHalo Financing Holdings, LLC and its consolidated subsidiaries before giving effect to the Eqlipse Transactions (as defined below) by BlueHalo and the related transactions, and to BlueHalo Financing TopCo, LLC and its consolidated subsidiaries after giving effect to the Eqlipse Transactions but before giving effect to the potential merger with AeroVironment and related transactions, unless the context otherwise requires or as otherwise indicated. References in this section to “Eqlipse Technologies” or “Eqlipse” are to Eqlipse Technologies Financing Holdings, LLC and its consolidated subsidiaries before giving effect to the Eqlipse Transactions, unless the context otherwise requires or as otherwise indicated.
Overview
BlueHalo is purpose-built to provide industry-leading capabilities in C-UAS and Autonomous Systems, Uncrewed Maritime Systems, Space, Electronic Warfare & Cyber, and artificial intelligence and machine learning. As a leading provider of advanced engineering solutions and technologies in defense, intelligence, and space exploration, we focus on delivering innovative and mission-critical solutions that meet the evolving needs of our customers, including the U.S. government and its agencies, subcontractors, and domestic commercial partners. We are dedicated to solving our customers’ toughest future challenges by crafting breakthrough solutions that we believe ensure an operational advantage on the ever-evolving battlefield.
Since our formation in 2019, BlueHalo has established itself as a trusted partner to the U.S. government, including the DoD. The success of our next-generation capabilities has been driven by investments in R&D to deliver advanced, proprietary technologies, and by strategically acquiring leading businesses. This strategy has positioned us at the forefront of the industry, enhanced our size and scale, and solidified our status as a top alternative to the largest government contractors. It also has enabled us to provide highly innovative solutions tailored to achieve our customers’ desired outcomes.
Our diverse range of services and solutions is underpinned by a steadfast commitment to quality and continuous improvement. We remain dedicated to advancing technological frontiers and providing our clients with the tools we believe necessary to maintain a strategic advantage in an increasingly complex global security environment. Close collaboration with key customers allows us to leverage our core technological capabilities to address their most complex challenges. As we continue to expand our capabilities, our mission remains clear: to lead through innovation.
Prior to March 1, 2024, the business of BlueHalo was conducted through BlueHalo Financing Holdings, LLC (“BlueHalo Holdings”) and its consolidated subsidiaries. BlueHalo Holdings was wholly owned by the Seller.

On March 1, 2024, the Seller entered into an agreement and plan of merger with Eqlipse Technologies Holdings Parent, LLC, pursuant to which BlueHalo acquired Eqlipse Technologies through a series of mergers and entity contributions (collectively, the “Eqlipse Transactions”). As part of the Eqlipse Transactions, Eqlipse Technologies (i) became a wholly owned subsidiary of the Seller and the sole member of BlueHalo Holdings and (ii) was renamed to BlueHalo Financing TopCo, LLC.
Prior to the Eqlipse Transaction we made a number of acquisitions in the periods that are reflected in the results of operations below. Most notably, we acquired:
•
Design and Development Engineering Services, LLC (“DDES”) on September 1, 2021. DDES is a unique provider of space-qualified hardware for exquisite, class-A spacecraft platforms for both National Security and Commercial space customers. DDES is headquartered in Albuquerque, New Mexico.

•
Intelligent Automation, LLC (“IAI”) on September 15, 2021. IAI is a provider of advanced technology development and products to address complex challenges in the fields of AI/ML, cybersecurity, data analytics, modeling & simulation, and advanced RF communications. IAI’s unique innovation engine combines customer funded R&D with strategic internal investments to develop technology prototypes and then transition them to commercial technology solutions. IAI is headquartered in Rockville, Maryland.

•
Citadel Defense Company (“Citadel”) on November 5, 2021. Citadel Defense is a leading provider of advanced C-UAS solutions to National Security customers including the U.S. Special Forces, DHS, and the Intelligence Community. Citadel’s Titan product family is a software-defined, hardware-enabled RF system that leverages AI/ML and autonomy technology to allow field operators to disable drones quickly and effectively. Citadel is headquartered in San Diego, California.

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Asymmetrik, Ltd. (“Asymmetrik”) on November 23, 2021. Asymmetrik is a developer of software solutions and technology tools to enable the Intelligence Community’s most advanced programs and support its mission-critical requirements. Asymmetrik delivers leading technologies at the nexus of OSINT collection and analysis, deploying mission-critical applications across the following domains: agile development, data visualization, rapid prototyping, AI/ML, block chain analytics, data analytics, cybersecurity, and federated search. Asymmetrik is headquartered in Annapolis Junction, Maryland.

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Verus Technology Group, Inc. (“Verus”) on April 1, 2023. Verus designs, develops and integrates C-UAS products. The primary reason for the acquisition was to gain strategic market position by increasing our suite of products. Verus is headquartered in Ashburn, Virginia.

Business Environment and Trends
Budgetary Environment
In March 2023, the President presented Congress with the budget proposal for fiscal year 2024, beginning the legislative procedure for the approval and allocation of the defense budget for 2024. The request included an $886 billion proposed appropriation for national defense, of which $842 billion would be for the DoD base budget. Subsequently in June 2023, the President signed the Fiscal Responsibility Act of 2023 which suspended the federal debt limit until January 2025, postponing the threat of a federal government default. In July 2023, the U.S. House of Representatives and Senate passed their respective versions of the Fiscal 2024 National Defense Authorization Act (“NDAA”), a major piece of legislation Congress passes annually as the NDAA typically determines the specific spending outlays and purchases of the DoD and other National Security related Agencies.
In January 2024, the President approved a continuing resolution authorization (“CRA”) to maintain funding for the U.S. government. According to the bill, funding for agencies responsible for agriculture, veterans affairs, energy, transportation, and housing was extended until March 1, 2024, while funding for the remaining government sectors continued through March 8, 2024. The CRA gave lawmakers extra time to consider the appropriations bills for government fiscal year (“GFY”) 2024. If Congress had not been able to enact fiscal year 2024 appropriations or extend such CRA, the federal government would be subject to a partial or complete shutdown, which could have resulted in program delays or cancellations, payment issues and/or other disruptions.
In March 2024, the President signed the second fiscal year 2024 Consolidated Appropriations package into law, generally consistent with the terms set forth in the debt limit legislation signed in June 2023. This legislation finalized the fiscal year 2024 budget for national defense, reflecting an $886 billion appropriation of which $842 billion was allocated to the DoD base budget.
The Federal fiscal year ended September 30, 2024 without Congress approving, nor the President signing into law, a fiscal 2025 Federal budget. As a result, the federal government is currently operating under a CRA. On November 5, 2024, the U.S. Presidential and Congressional elections occurred, with Donald Trump being elected President, who took office on January 20, 2025. As a result of these recent elections, the current CRA could be significantly extended with no fiscal 2025 Federal budget until sometime in calendar 2025. There is also the possibility that the industry could experience a full year CRA related to fiscal 2025, with no fiscal 2025 Federal budget being enacted.
The current budget environment, including potential adverse regulations, the implementation of future spending reductions, delayed passage of appropriations bills resulting in temporary or full-year continuing resolutions, inflationary increases adversely impacting fixed-price contracts, and potential government shutdowns continues to pose substantial risks to the industry both in the short and long term. While projecting future levels of defense and nondefense spending remains inherently uncertain, we believe that there continues to be bipartisan support for defense and national security-related spending, particularly given the heightened current global threat environment, including the conflict in Ukraine.
Despite the budgetary pressures affecting the industry, we expect to maintain and grow existing customer relationships and capitalize on opportunities that we have not previously explored. We remain vigilant in our oversight of government budgetary and funding activities, continuously evaluating potential implications for operations and revenues.
Market Environment
Contracts with the U.S. government and its agencies accounted for approximately, 94%, 98%, 98%, 97%, and 98% of our total revenues for the nine-months ended September 30, 2024 and September 30, 2023 and the fiscal years ended December 31, 2023, 2022, and 2021, respectively. Thus, our business performance is influenced by the overall level of U.S. government spending, particularly in areas such as national security, homeland security, and intelligence. Our success also depends on how well our services and products align with the current and future budget priorities of the U.S. government.
The U.S. government has increasingly utilized contracts that require a competitive bidding process, such as indefinite delivery, indefinite quantity (IDIQ) contracts, U.S. General Services Administration (GSA) schedules, and other multi-award contracts. This shift has heightened competition for government contracts, reduced backlogs by shortening contract performance periods, and increased price pressure. Despite these challenges and the budgetary environment previously mentioned, we believe we are well-positioned to secure new business within our substantial addressable market. Our proven track record with the U.S. government and its agencies highlights our ability to provide high-quality, reliable services and products, bolstering our reputation and giving us an advantage in competitive bidding scenarios. Additionally, we consistently invest in research and development to innovate and enhance our offerings, ensuring our capabilities meet the U.S. government’s evolving needs and priorities, especially in national security.
Critical Accounting Policies and Estimates
The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgements that affect the amounts reported in those financial statements and accompanying notes. We consider the accounting policies and estimates addressed below to be the most important to our financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Although we believe that the estimates are reasonable based on reasonably available facts, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods may differ.
We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our Consolidated Financial Statements. Please see the Organization and Summary of Significant Accounting Policies Note to our Consolidated Financial Statements, included elsewhere in this Proxy Statement/Prospectus. There have been no material changes made to the critical accounting policies during the periods presented in the Consolidated Financial Statements.
Revenue Recognition
We generate almost all of our revenues from three different types of contractual arrangements primarily with the U.S. Government, and to a lesser extent certain domestic commercial clients: cost-reimbursable, time-and-materials, and fixed-price contracts. These contracts may include any, or a combination, of following elements: hardware appliances, perpetual software licenses, term software licenses, post-contract support and maintenance for hardware and perpetual license software, implementation and configuration, and professional services.
We adopted ASC Topic 606 (“ASC 606”). To determine revenue recognition for contractual arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies the performance obligation.
We recognize revenue over time when there is a continuous transfer of control to the customer. In these instances, revenue is recognized based on the extent of progress of completion of the performance obligation. We use significant judgments, as well as the nature of the products and service provided in the contract, to determine if an input measure or output measure best depicts the transfer of control over time. For service contracts, performance obligations are typically satisfied as the services are rendered. We typically use a cost-based input method to measure progress, whereby revenue is recognized proportionally as contract costs and estimated fees are incurred. For time-and-material contracts, we bill the customer per labor hour and per material. In these contracts, revenue recognized is equal to the amount invoiced as the amount directly corresponds to the value of performance to date. For some service contracts, we use a time-elapsed output method to measure progress, and revenue is recognized straight-line over the term of the contract. For contracts that do not meet the criteria for recognizing revenue over time, revenue is recognized at a point in time. In these instances, revenue is recognized at the point in time in which control of the good or service is transferred to the customer. We consider a transfer of control to have taken place when we have a present right to payment and the customer has legal title.
At the inception of a contractual agreement, we determine whether the contract will be accounted for as a single performance obligation or as multiple performance obligations. The determination of performance obligations may influence the timing, scope, and scale of revenue recognition. Most of our contracts have a single performance obligation due to the lack of distinction between the promises within the contract. If multiple performance obligations are identified, we generally use the expected cost plus a margin approach to determine the standalone selling price of each distinct good or service in the contract. Under this approach, we forecast expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service. This approach requires professional judgment and estimation to determine the appropriate revenue allocation to each performance obligation.
Contract modifications are routine and expected in the performance of contracts. Modifications may arise for a variety of reasons, including changes in contract specifications or requirements. We evaluate each contract modification to determine if a change in accounting estimate is warranted. A significant modification, and therefore a significant change in one or more estimates, could affect the timing or profitability of the contract. We recognize adjustments in estimated profit on contracts in the period in which the change is identified. The impact of the change in accounting estimates is typically reflected in either revenue or operating expenses in the consolidated statements of operations.

We use various techniques to estimate total contract revenue and costs for long-term contracts. This estimate includes various assumptions to project the outcome of future events that often span several years, including labor productivity and availability, complexity of the work to be performed, the cost and availability of materials, the performance of subcontractor, and the availability and timing of funding from the customer. We record a provision for loss when the estimates of total costs to be incurred on a contract exceed total estimates of the transaction price.
Intangible Assets — Acquired in Business Combinations
We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price of each acquired business to our respective net tangible and intangible assets. Acquired intangible assets include: customer relationships, developed technology, and backlog. We use valuation techniques to value these intangibles assets, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions and estimates including projected revenue, gross margins, operating costs, growth rates, useful lives and discount rates. Intangible assets with finite lives are amortized over their estimated useful lives, which is generally a period ranging from one to eleven years, using the straight-line method which approximates the pattern in which the economic benefits of such assets are consumed. Amortization expense of $35.1 million, $26.4 million, $34.0 million, $35.9 million, and $19.6 million related to intangible assets was recorded during the nine-months ended September 30, 2024 and September 30, 2023 and fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There were no impairments recorded in the nine-months ended September 30, 2024 and September 30, 2023 or fiscal years ended December 31, 2023, 2022, and 2021.
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the acquired net identifiable assets and liabilities assumed. We recognize purchased intangible assets in connection with our business acquisitions at fair value on acquisition date. Goodwill represents 43%, 45%, and 47% of our total assets as of nine-months ended September 30, 2024 and fiscal years ended December 31, 2023 and December 31, 2022, respectively.
We test goodwill for impairment annually during the fourth quarter of our fiscal year or when events or circumstances change in a manner that indicates goodwill might be impaired. Events or circumstances that could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business or political climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to projected future results of operations.
Our evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. For the impairment test, we first assess qualitative factors, macroeconomic conditions, industry and market considerations, triggering events, cost factors, and overall financial performance, to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, we may bypass the qualitative assessment for some or all of its reporting units and apply the quantitative impairment test. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). For the quantitative impairment test we estimate the fair value by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of its business. Fair value determinations utilized in the quantitative goodwill impairment test require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax rates, discount rates, growth rates, and other market factors. Estimated future annual net cash flows based in part upon our ability to obtain contracts from the U.S. DoD and foreign allied nations and negotiate the estimated pricing are considered the most significant, sensitive assumptions. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, or inflation, change, or if management’s expectations or plans otherwise change, including updates to long-term operating plans, then goodwill may be impaired in the future.
During the fourth quarter of fiscal year 2023, we completed our most recent annual goodwill assessment and determined that each reporting unit’s fair value significantly exceeded its carrying value. There have been no triggering events identified in the nine-months ended September 30, 2024.
The estimates and assumptions used to determine the fair value of our reporting units are highly subjective in nature. Actual results can be materially different from the estimates and assumptions. If actual market conditions are less favorable than those projected by the industry or by us, or if events occur or circumstances change that would reduce the estimated fair value of our goodwill below its carrying amount, we could recognize future impairment charges, the amount of which could be material.
Income Taxes
FASB ASC Topic 740, Income Taxes (“ASC 740”) provides the accounting treatment for uncertainty in income taxes recognized in an entity’s financial statements. ASC 740 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
Our income tax provision and related income tax assets and liabilities are based on actual and expected future income, U.S. federal and various state jurisdiction income tax rates, and tax regulations and planning opportunities in each jurisdiction in which it operates. We believe that the accounting estimates related to income taxes require significant judgement in interpreting tax regulations in the U.S., evaluating uncertain tax positions, and assessing the likelihood of realizing certain tax benefits. Actual results could differ materially from those judgments, and changes in judgment could materially affect our Consolidated Financial Statements.
We are required to estimate our provision for income taxes in each of the tax jurisdictions in which we conduct business. This process involves estimating our current income taxes as well as measuring the temporary differences resulting from different treatment of items for tax and accounting purposes. These temporary differences result in the establishment of deferred tax assets and liabilities, which are recorded on a net basis. We then assess on a periodic basis the probability that our net deferred tax assets will be recovered and therefore realized from future taxable income and to the extent we believe that recovery is more likely than not, a valuation allowance is established to address such risk resulting in an additional related provision for income taxes during the period. The Company has provided a valuation allowance against its deferred tax assets not supported by reversing taxable temporary differences as of September 30, 2024.
Significant management judgement is required in determining our provision for income taxes, our deferred tax assets and liabilities, tax contingencies, unrecognized tax benefits, and any required valuation allowance, including taking into consideration the probability of the tax contingencies being incurred. The Company recognizes tax liabilities for uncertain tax positions when it is more likely than not that the position will be sustained upon examination. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the Consolidated Financial Statements.
How BlueHalo Evaluates its Results of Operations
We use multiple financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include:
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Revenues.   One of our measures of financial performance is the amount of revenue generated quarterly and annually, as revenue is an indicator of overall business growth for the Company.

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Net loss.   We track net loss on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of net loss generated quarterly and annually, as net loss is an indicator of overall profitability of the Company, particularly as we work towards generating net income as a consolidated company.

Results of Operations
Our results of operations for the interim periods indicated below were as follows ($ in thousands):
	Nine-Months Ended September 30,		Percent Change
	2024	2023
Revenue:
Product sales	$264,358	$221,744	19%
Contract services	302,419	169,531	78%
	566,777	391,275	45%
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Product sales	133,242	109,238	22%
Contract services	191,759	105,766	81%
	325,001	215,004	51%
Selling, general, and administrative	212,618	131,369	62%
Research and development	7,016	8,075	(13)%
Depreciation and amortization	46,786	33,727	39%
Income (loss) from operations	(24,644)	3,100	(895)%
Other expense (income)
Other income	(1,205)	(761)	NM
Interest expense	47,345	32,862	44%
Total other expense	46,140	32,101	44%
Loss before income taxes	(70,784)	(29,001)	144%
Income tax expense (benefit)	(8,987)	878	(1,124)%
Net loss	$(61,797)	$(29,879)	107%

NM — Not meaningful
Nine-Months Ended September 30, 2024 Compared to Nine-Months Ended September 30, 2023
Revenue.   Revenue for the nine-months ended September 30, 2024 was $566.8 million, as compared to $391.3 million for the nine-months ended September 30, 2023, representing an increase of $175.5 million, or 45%. The increase in revenue was primarily attributable to an increase in product sales revenue of $42.6 million and an increase in contract services revenue of $132.9 million. The overall increase of $175.5 million was due to our acquisition of Eqlipse Technologies in March 2024 which led to an increase in revenue of $164.2 million, which is primarily related to contract services revenue. The increase was also due to an increase in Space Systems Solutions product revenue of $42.1 million due to increased revenues under the Satellite Communication Augmentation Resource (“SCAR”) program. These increases were partially offset by a decrease of $8.9 million in a technology solution prototyping project that moved to sustainment support in 2024 as well as a decrease in C-UAS product sales based on lower customer demand.
Cost of revenue.   Cost of revenue for the nine-months ended September 30, 2024 was $325.0 million, as compared to $215.0 million for the nine-months ended September 30, 2023, representing an increase of $110.0 million, or 51%. Cost of revenue includes direct costs, such as materials, labor, subcontract costs and indirect costs identifiable with or allocable to a specific contract. The increase in direct costs was primarily attributable to our acquisition of Eqlipse Technologies in March 2024 which led to an increase in cost of revenue of $95.6 million. The remainder of the increase in costs of revenue not related to our acquisition of Eqlipse Technologies was due to an increase in materials and other direct costs of $21.0 million which was largely due to increased manufacturing and production under the SCAR program. These increases were partially offset by a $2.7 million decrease in labor costs.
As a percentage of revenues, total cost of revenue were 57% and 55% for nine-months ended September 2024 and 2023, respectively. The increase is attributable to a change in contract mix. Typically contracts that include more labor have higher margins. In general, Eqlipse Technologies contracts included less labor as a percentage of total costs and thus smaller margins as compared to BlueHalo’s contracts. Therefore, the increase in cost of revenue as a percentage of revenues was primarily a result of the Eqlipse Technologies acquisition.
Selling, general, and administrative.   Selling, general, and administrative expenses for the nine-months ended September 30, 2024 was $212.6 million, as compared to $131.4 million for the nine-months ended September 30, 2023, representing an increase of $81.2 million, or 62%. The increase in selling, general, and administrative expenses was primarily attributable to our acquisition of Eqlipse Technologies in March 2024, which led to an increase of $61.5 million in expenses, of which $47.9 million was related to labor costs and fringe benefits, $5.2 million was related to facility expenses, and the remainder was other expenses. The remainder of the increase in selling, general, and administrative expenses not related to our acquisition of Eqlipse Technologies was due to an increase in labor costs and fringe benefits of $22.1 million which was due to general growth of the business which led to additional hiring and related people costs.
As a percentage of revenues, selling, general, and administrative expenses were 38% and 34% for the nine-months ended September 2024 and 2023, respectively. The increase was primarily due to our acquisition of Eqlipse Technologies. Given the significance of the acquisition, we incurred certain back-office support costs which were duplicative in nature. We continue to right-size our back-office support and indirect cost structure.
Research and development.   Research and development expenses for the nine-months ended September 30, 2024 was $7.0 million, as compared to $8.1 million for the nine-months ended September 30, 2023, representing an decrease of $1.1 million, or 13%. The decrease in research and development expenses was primarily attributable to a decrease in labor costs of $0.9 million due to certain programs transitioning from prototyping phases to sustainment phases.
As a percentage of revenues, research and development expenses were 1% and 2% for the nine-months ended September 2024 and 2023, respectively.
Depreciation and amortization.   Depreciation and amortization for the nine-months ended September 30, 2024 was $46.8 million, as compared to $33.7 million for the nine-months ended September 30, 2023, representing an increase of $13.1 million, or 39%. The increase in depreciation and amortization was primarily attributable to an $8.7 million increase in intangible asset amortization and a $4.3 million increase in depreciation of property and equipment due to intangible assets and property and equipment that were acquired as a result of our acquisition of Eqlipse Technologies.
As a percentage of revenues, depreciation and amortization was 8% and 9% for the nine-months ended September 2024 and 2023, respectively.
Interest expense.   Interest expense for the nine-months ended September 30, 2024 was $47.3 million, as compared to $32.9 million for the nine-months ended September 30, 2023, representing an increase of $14.5 million, or 44%. The increase in interest expense was primarily attributable to higher average outstanding balances on the Term Loan and Revolving Loan Facility (as defined below), partially offset by lower interest rates.
Income tax expense (benefit).   Income tax benefit for the nine-months ended September 30, 2024 was $9.0 million, as compared to income tax expense of $0.9 million for the nine-months ended September 30, 2023, representing a decrease of $9.9 million, or 1124%. Our effective income tax rate was 12.7% and (3.0)% for nine-months ended September 2024 and 2023, respectively. The decrease in income tax expense and increase in our effective tax rate was primarily attributable to the partial release of a U.S. valuation allowance upon our acquisition of Eqlipse Technologies.
Net loss.   Net loss for the nine-months ended September 30, 2024 was $61.8 million, as compared to $29.9 million for the nine-months ended September 30, 2023, representing an increase of $31.9 million, or 107%, primarily as a result of the factors discussed above.
Our results of operations for the annual periods indicated below were as follows ($ in thousands):
	Fiscal Year Ended December 31,			Percent Change
	2023	2022	2021	Fiscal 2023 Versus Fiscal 2022	Fiscal 2022 Versus Fiscal 2021
Revenue:
Product sales	$325,316	$200,495	$106,954	62%	87%
Contract services	232,206	252,501	194,412	(8)%	30%
	557,522	452,996	301,366	23%	50%
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Product sales	166,585	95,554	46,614	74%	105%
Contract services	143,764	148,508	130,626	(3)%	14%
	310,349	244,062	177,240	27%	38%
Selling, general, and administrative	187,481	161,442	109,738	16%	47%
Research and development	11,261	8,979	1,689	25%	432%
Depreciation and amortization	44,208	42,313	22,557	4%	88%
Income (loss) from operations	4,223	(3,800)	(9,858)	(211)%	(61)%
Other expense (income)
Other income	(943)	(235)	(188)	301%	NM
Interest expense	62,449	37,830	12,689	65%	198%
Total other expense	61,506	37,595	12,501	64%	201%
Loss before income taxes	(57,283)	(41,395)	(22,359)	38%	85%
Income tax expense (benefit)	1,795	(4,261)	(4,142)	(142)%	3%
Net loss	$(59,078)	$(37,134)	$(18,217)	59%	104%

NM — Not meaningful
Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022
Revenue.   Revenue for the fiscal year ended December 31, 2023 was $557.5 million, as compared to $453.0 million for the fiscal year ended December 31, 2022, representing an increase of $104.5 million, or 23%. The increase in revenue was due to an increase in product sales revenue of $124.8 million, partially offset by a decrease in contract services revenue of $20.3 million. The overall increase in revenue was attributable to an increase in Space Systems Solutions product revenue of $64.2 million which was primarily due to increased revenues earned under the SCAR program. The increase in revenue was also attributable to an increase in C-UAS and Uncrewed Systems Solutions product revenue of $64.1 million which was primarily due to our acquisition of Verus in March 2023, as well as general increased customer demand for C-UAS solutions. These increases were partially offset by a decrease in Hardware and Other revenues of $26.5 million which was primarily due to a decrease in revenue related to the Small Business Innovation Research awards from the U.S. government due to no longer qualifying for the program.
Cost of revenue.   Cost of revenue for the fiscal year ended December 31, 2023 was $310.3 million, as compared to $244.1 million for the fiscal year ended December 31, 2022, representing an increase of

$66.3 million, or 27%. Cost of revenue includes direct costs, such as materials, labor and subcontract costs, and indirect costs identifiable with or allocable to a specific contract. The increase in cost of revenue was primarily due to an increase of $38.5 million associated with the revenue increase in Space Systems Solutions product revenue and an increase of $23.4 million associated with the revenue increase in C-UAS and Uncrewed Systems Solutions product revenue.
As a percentage of revenues, total cost of revenue was 56% and 54% for the fiscal years ended December 31, 2023 and 2022, respectively. The increase is attributable to a change in contract mix. Typically contracts that include more labor have higher margins. Product sales typically include less labor than service contracts and increased significantly period over period, while service contracts decreased slightly. This led to higher cost of revenue as a percentage of revenues and lower margins.
Selling, general, and administrative.   Selling, general, and administrative expense for the fiscal year ended December 31, 2023 was $187.5 million, as compared to $161.4 million for the fiscal year ended December 31, 2022, representing an increase of $26.0 million, or 16%. The increase in selling, general, and administrative expense was primarily attributable to an increase in labor costs and fringe benefits of $14.8 million, an increase in professional services costs of $3.6 million, an increase in facility costs of $2.5 million, an increase in information technology costs of $2.1 million, an increase in advertising costs of $1.3 million, and an increase in other costs of $3.6 million, all of which were due to general growth of the Company and are consistent with the percentage increase in total revenue.
As a percentage of revenues, selling, general, and administrative expenses were 34% and 36% for the fiscal years ended December 31, 2023 and 2022, respectively.
Research and development.   Research and development expense for the fiscal year ended December 31, 2023 was $11.3 million, as compared to $9.0 million for the fiscal year ended December 31, 2022, representing an increase of $2.3 million, or 25%. The increase in research and development expense was primarily attributable an increase in development activities regarding enhanced capabilities for our products, development of new product lines and to support our acquired businesses, with a majority of that increase due to increases in labor costs.
As a percentage of revenues, research and development expenses were 2% for each of the fiscal years ended December 31, 2023 and 2022.
Other income.   Other income for the fiscal year ended December 31, 2023 was $0.9 million, as compared to $0.2 million for the fiscal year ended December 31, 2022, representing an increase of $0.7 million, or 301%. The increase in other income was primarily attributable to an increase in interest income of $0.8 million, due to an increase in interest received on government contracts.
Interest expense.   Interest expense for the fiscal year ended December 31, 2023 was $62.4 million, as compared to $37.8 million for the fiscal year ended December 31, 2022, representing an increase of $24.6 million, or 65%. The increase in interest expense was primarily attributable to a higher interest rate and average outstanding balance on the Term Loan, partially offset by a lower average outstanding balance on the Revolving Credit Facility.
Income tax expense (benefit).   Income tax expense for the fiscal year ended December 31, 2023 was $1.8 million, as compared to an income tax benefit of $4.3 million for the fiscal year ended December 31, 2022, representing a tax expense increase of $6.1 million, or 142%. The Company’s effective income tax rate was (3)% and 10% for the fiscal years ended December 31, 2023 and 2022, respectively. The increase in income tax expense and decrease in our effective tax rate was primarily attributable to an increase in our valuation allowance primarily driven by Section 163J Excess Business Interest Expense and Section 174 R&D Capitalization, and a decrease in R&D credits realized. See the Income Taxes Note to our Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for additional information.
Net loss.   Net loss for the fiscal year ended December 31, 2023 was $59.1 million, as compared to $37.1 million for the fiscal year ended December 31, 2022, representing an increase of $21.9 million, or 59%, primarily as a result of the factors discussed above.

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021
Revenue.   Revenue for the fiscal year ended December 31, 2022 was $453.0 million, as compared to $301.4 million for the fiscal year ended December 31, 2021, representing an increase of $151.6 million, or 50%. The increase in revenue was due to an increase in product sales revenue of $93.5 million and an increase in contract services revenue of $58.1 million. The overall increase in revenue was primarily attributable to:
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an increase in C-UAS and Uncrewed Systems Solutions product revenue of $43.1 million which was due to increased customer demand, a full year of revenue contribution from our acquisition of Citadel Defense Company in 2021, and the HIVE contract we were awarded from the U.S. Army in 2022;

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an increase in Cyber and Multi-Intelligence Solutions service revenue of $46.6 million which was due to new program wins and a full year of revenue contribution from our acquisition of Asymmetrik Ltd. in 2021;

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an increase in Hypersonic and Missile Defense Solutions product revenue of $14.7 million which was due to the CATANA contract we were rewarded from the Department of Defense as well as overall increased customer demand;

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an increase in Hardware and Other revenues of $15.6 million which was primarily due to a full year of revenue contribution from our acquisition of Design and Development Engineering Services Corporation (“DDES”) in 2021 and overall increased customer demand;

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an increase in Space Systems Solutions product revenues of $27.2 million which was due to increased spend by the U.S. Space Force under the SCAR program; and

•
an increase in Software Solutions product revenue of $4.4 million which was primarily due to increased product demand by the U.S. Army and the U.S. Marine Corps.

Cost of revenue.   Cost of revenue for the fiscal year ended December 31, 2022 was $244.1 million, as compared to $177.2 million for the fiscal year ended December 31, 2021, representing an increase of $66.8 million, or 38%. Cost of revenue includes direct costs, such as materials, labor and subcontract costs, and indirect costs identifiable with or allocable to a specific contract. The increase in cost of revenue was primarily due to an increase of $27.5 million associated with the revenue increase in Cyber and Multi-Intelligence Solutions revenue, an increase of $21.2 million associated with the revenue increase in Space Systems Solutions revenue, an increase of $11.7 million associated with the revenue increase in C-UAS and Uncrewed Systems Solutions revenue, and an increase of $8.1 million associated with the revenue increase in Hypersonic and Missile Defense Solutions revenue.
As a percentage of revenues, total cost of revenue was 54% and 59% for the fiscal years ended December 31, 2022 and 2021, respectively. The decrease was due to the number of acquisitions we made towards the end of 2021, which led to a significantly different contract mix in 2022 as compared to 2021.
Selling, general, and administrative.   Selling, general, and administrative expenses for the fiscal year ended December 31, 2022 was $161.4 million, as compared to $109.7 million for the fiscal year ended December 31, 2021, representing an increase of $51.7 million, or 47%. The increase in selling, general, and administrative expense was primarily attributable to an increase in labor costs and fringe benefits of $43.2 million and an increase in facility costs of $16.5 million which was due to the general growth of the Company, which were partially offset by $7.5 million of transaction costs.
As a percentage of revenues, selling, general, and administrative expenses were 36% for each of the fiscal years ended December 31, 2022 and 2021.
Research and development.   Research and development expenses for the fiscal year ended December 31, 2022 was $9.0 million, as compared to $1.7 million for the fiscal year ended December 31, 2021, representing an increase of $7.3 million, or 432%. The increase in research and development expenses was primarily attributable to an increase in development activities regarding enhanced capabilities for our products, development of new product lines and to support our acquired businesses, particularly in relation to the SCAR program, with a majority of that increase due to increases in labor and consulting costs.

As a percentage of revenues, research and development expenses were 2% and 1% for the fiscal years ended December 31, 2022 and 2021, respectively.
Depreciation and amortization.   Depreciation and amortization for the fiscal year ended December 31, 2022 was $42.3 million, as compared to $22.6 million for the fiscal year ended December 31, 2021, representing an increase of $19.8 million, or 88%. The increase in depreciation and amortization was primarily attributable to acquisitions made in 2021 which led to increased intangible asset and property and equipment balances and caused additional intangible asset amortization of $16.3 million and additional property and equipment depreciation of $3.5 million.
As a percentage of revenues, depreciation and amortization was 9% and 7% for the fiscal years ended December 31 2022 and 2021, respectively.
Interest expense.   Interest expense for the fiscal year ended December 31, 2022 was $37.8 million, as compared to $12.7 million for the fiscal year ended December 31, 2021, representing an increase of $25.1 million, or 198%. The increase in interest expense was primarily attributable to a higher interest rate and higher average outstanding balance on both the Term Loan and the Revolving Credit Facility.
Income tax benefit.   Income tax benefit for the fiscal year ended December 31, 2022 was $4.3 million, as compared to $4.1 million for the fiscal year ended December 31, 2021, representing an increase of $0.1 million, or 3%. The Company’s effective income tax rate was 10% and 19% for the fiscal years ended December 31, 2022 and 2021, respectively. The increase in income tax benefit and decrease of our effective tax rate was primarily attributable to an increase in our valuation allowance primarily driven by Section 163J Excess Business Interest Expense and Section 174 R&D Capitalization, and an increase in permanent differences related to goodwill, which were partially offset by an increase in R&D credits realized. See the Income Taxes Note to our Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for additional information.
Net loss.   Net loss for the fiscal year ended December 31, 2022 was $37.1 million, as compared to $18.2 million for the fiscal year ended December 31, 2021, representing an increase of $18.9 million, or 104%, primarily as a result of the factors discussed above.
Liquidity and Capital Resources
Existing cash and cash equivalents and cash generated by our operations, as well as our borrowings under our Credit Facilities are our primary sources of liquidity. As of September 30, 2024, we had cash and cash equivalents of $31.3 million compared with cash and cash equivalents of $11.9 million and $5.2 million as of December 31, 2023 and 2022, respectively.
On October 31, 2019, in connection with the acquisition of Aegis Global Holdings, LLC, which was renamed BlueHalo Global Holdings, LLC in 2020, we entered into a credit agreement (as amended December 15, 2020, August 5, 2021, September 15, 2021, November 5, 2021, November 22, 2021, February 13, 2023, March 31, 2023, March 1, 2024, November 15, 2024, and January 8, 2025; the “Credit Agreement”) which provided for (i) a $10.0 million revolving loan facility (the “Revolving Loan Facility”), (ii) a $30.0 million term loan (the “Term Loan”), and (iii) up to $2.0 million in swing line loans (the “Swing Loan,” and together with the Revolving Facility and Term Loan, the “Credit Facilities”). On January 8, 2025, the Credit Agreement was amended for the tenth time to provide for additional borrowing on the Term Loan, such that the Revolving Loan Facility commitment is now $51.0 million, the Term Loan outstanding balance is $776.7 million, and the Swing Loan commitment is $4.0 million. Proceeds from the Credit Facilities are primarily used for operations and to finance business acquisitions.
As of September 30, 2024, $40.0 million was outstanding under the Revolving Loan Facility, $518.0 million was outstanding under the Term Loan, and there were no borrowings on the Swing Loan. As of September 30, 2024, $11.0 million was available under the Revolving Loan Facility, and $4.0 million under the Swing Loan. Borrowings under the Revolving Loan Facility are secured by the assets of the Company, and expires, if not renewed, on October 30, 2025. Borrowings under the Term Loan Facility are secured by all corporate assets, under which principal payments are due in quarterly installments of $1.2 million beginning March 31, 2023, through October 30, 2025, with the remainder of the unpaid principal and accrued interest due on October 31, 2025. Refer to the Notes Payable Note to our Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus additional information.
The Revolving Loan Facility and Term Loan bear interest at a variable rate equal to a base rate margin ranging from 3.75% to 5.00% plus a SOFR margin ranging from 4.75% to 6.00%. The Credit Agreement also requires a 0.5% commitment fee on the unused portion of the Revolving Loan Facility.
A summary of cash flow information for nine-months ended September 30 is presented below (in thousands):
	Nine-Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(48,272)	$(4,188)
Net cash provided by (used in) investing activities	$18,609	$(74,365)
Net cash provided by financing activities	$49,041	$91,250
Nine-months Ended September 30, 2024 Compared to Nine-months Ended September 30, 2023
Cash Used in Operating Activities.   Net cash used in operating activities increased by $44.1 million to $48.3 million for the nine-months ended September 30, 2024, as compared to $4.2 million for nine-months ended September 30, 2023. The increase in net cash used in operating activities was primarily due to an increase in net loss of $31.9 million and an increase in cash used as a result of changes in operating assets and liabilities of $22.6 million largely resulting from increases in billed receivables and decreases in accounts payable and accrued expenses, which were partially offset by an increase in non-cash depreciation and amortization expense of $10.8 million.
Cash Provided by (Used in) Investing Activities.   Net cash provided by (used in) investing activities increased by $93.0 million to net cash provided by investing activities of $18.6 million for the nine-months ended September 30, 2024, as compared to net cash used in investing activities of $(74.4) million for the nine-months ended September 30, 2023. This increase in net cash provided by (used in) investing activities was due to a decrease in cash used for acquisitions of $49.5 million, an increase in cash acquired in our acquisition of Eqlipse Technologies of $50.7 million, which were partially offset by an increase in purchases of property and equipment of $7.2 million.
Cash Provided by Financing Activities.   Net cash provided by financing activities decreased by $42.2 million to $49.0 million for the nine-months ended September 30, 2024, as compared to net cash provided by financing activities of $91.3 million for the nine-months ended September 30, 2023. The decrease in net cash provided by financing activities was due to a decrease in the proceeds from the Term Loan of $45.7 million and a decrease in proceeds from member’s contributions of $38.5 million, which were partially offset by a decrease in payments made on the Revolving Loan Facility of $30.3 million, an increase of $12.0 million in borrowings under the Revolving Loan Facility, and a decrease in principal payments made on the Term Loan of $0.3 million.
A summary of cash flow information for annual periods ended December 31 is presented below (in thousands):
	Fiscal Year Ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(10,573)	$(19,935)	$(20,890)
Net cash used in investing activities	$(88,720)	$(36,654)	$(370,025)
Net cash provided by financing activities	$106,007	$36,919	$397,333
Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022
Cash Used In Operating Activities.   Net cash used in operating activities for the fiscal year ended December 31, 2023 decreased by $9.4 million to $10.6 million, as compared to $19.9 million for the fiscal year ended December 31, 2022. This decrease in net cash used in operating activities was primarily due to a decrease in cash used as a result of changes in operating assets and liabilities of $21.7 million largely resulting from increases in accounts payable and increases in inventory due to year over year timing differences, an increase in deferred income taxes of $5.4 million, and an increase in non-cash software amortization expense of $2.9 million, which were partially offset by an increase in net loss of $21.9 million.
Cash Used in Investing Activities.   Net cash used in investing activities increased by $52.1 million to $88.7 million for the fiscal year ended December 31, 2023, compared to $36.7 million for the fiscal year ended December 31, 2022. The increase in net cash used in investing activities was due to an increase in business acquisitions, net of cash acquired, of $54.5 million which was partially offset by a decrease in purchase of property and equipment of $2.4 million.
Cash Provided by Financing Activities.   Net cash provided by financing activities increased by $69.1 million to $106.0 million for the fiscal year ended December 31, 2023, compared to net cash provided by financing activities of $36.9 million for the fiscal year ended December 31, 2022. The increase in net cash provided by financing activities was due to an increase in the proceeds from the Term Loan of $88.2 million, a $32.8 million increase in proceeds from member’s contributions, and a $4.0 million increase in borrowings under the Revolving Loan Facility, which were partially offset by an increase in the payments under the Revolving Loan Facility of $55.2 million and an increase in principal payments made on the Term Loan of $0.8 million.
Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021
Cash Used In Operating Activities.   Net cash used in operating activities for the fiscal year ended December 31, 2022 decreased by $1.0 million to $19.9 million, compared to net cash used in operating activities of $20.9 million for the fiscal year ended December 31, 2021. This decrease in net cash used in operating activities was primarily due to a $19.8 million increase in non-cash depreciation and amortization expense and a non-cash lease expense in 2022 of $8.6 million based on the adoption of ASC 842, Leases, which were partially offset by an increase in net loss of $18.9 million and an increase in cash used as a result of changes in operating assets and liabilities of $8.2 million largely resulting from decreases in accounts payables and increases in billed receivables due to year over year timing differences.
Cash Used in Investing Activities.   Net cash used in investing activities decreased by $333.4 million to $36.7 million for the fiscal year ended December 31, 2022, compared to $370.0 million for the fiscal year ended December 31, 2021. The decrease in net cash used in investing activities was due to a decrease in business acquisitions, net of cash acquired, of $359.4 million which was partially offset by an increase in purchase of property and equipment of $26.0 million.
Cash Provided by Financing Activities.   Net cash provided by financing activities decreased by $360.4 million to $36.9 million for the fiscal year ended December 31, 2022, compared to net cash provided by financing activities of $397.3 million for the fiscal year ended December 31, 2021. The decrease in net cash provided by financing activities was due to a decrease in the proceeds from the Term Loan of $268.0 million, a decrease in proceeds from member’s contributions of $111.2 million, an increase in payments made on the Revolving Loan Facility of $6.2 million, and an increase in principal payments made on the Term Loan of $2.3 million, which were partially offset by a $27.2 million increase in borrowings under the Revolving Loan Facility.
Contractual Obligations
The following table describes our commitments to settle contractual obligations as of September 30, 2024 (in thousands):
		Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5 Years
Operating lease obligations	$118,980	$17,406	$30,126	$25,945	$45,503
Long-term debt obligations including current portion	517,977	5,324	512,653	—	—
Estimated interest payments on debt	54,885	43,925	10,960	—	—
Total	$691,842	$66,655	$553,739	$25,945	$45,503

For more information on the Company’s contractual obligations related to debt and leases, refer to the Note Payable and Leases Notes to our Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus.
Going Concern
We believe that the combination of internally generated funds and cash and cash equivalents on hand will provide the required liquidity and capital resources necessary to fund ongoing operations, customary capital expenditures, and other working capital requirements. Over the longer term, our ability to generate sufficient cash flows from operations necessary to fulfill the obligations under the Credit Facilities and any other indebtedness we may incur will depend on our future financial performance which will be affected by many factors outside of our control, including current worldwide economic conditions and financial market conditions. The outstanding principal balance on our Term Loans become due in full on October 31, 2025. We currently do not have committed financing or available liquidity to meet such debt obligations if they were to become due in accordance with their current terms. While we have a history of refinancing our debt and amending our debt agreements, and there are no indicators we would not be able to refinance again, Management cannot provide any assurance that new financing will be available to us on commercially acceptable terms. Because of the uncertainty in refinancing the outstanding debt, management concluded that substantial doubt exists with respect to the Company’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements are issued.
Our management expects our outstanding debt to be restructured, repaid or refinanced as part of the transaction with AeroVironment, Inc. (“AeroVironment”) which is expected to close in the first half of 2025, prior to the maturity date for our outstanding debt. AeroVironment has secured committed debt financing which, together with cash available under its revolving credit facility, our management expects will be sufficient to repay our outstanding debt at closing, however management cannot provide any assurance that the transaction with AeroVironment will close prior to the maturity date for our outstanding debt. Irrespective of the transaction with AeroVironment, we continue to work with our current lenders in order to refinance the outstanding debt.
Recently Adopted Accounting Standards
See the Organization and Summary of Significant Accounting Policies Note to our Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for additional information.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk.   We are exposed to interest rate risk, primarily through our borrowing activities under the Credit Agreement discussed under “Liquidity and Capital Resources” above. All outstanding balances under our Credit Facilities, and any additional amounts that may be borrowed under the Credit Facilities, are currently subject to interest rate fluctuations. If market rates increase significantly, interest due on the Credit Facilities would increase. With every one percent fluctuation in the applicable interest rate, interest expense on our variable rate debt for the fiscal year ending December 31, 2023 would have fluctuated by approximately $5.0 million.

EXECUTIVE COMPENSATION OF THE COMBINED COMPANY
Wahid Nawabi will continue as the combined company’s chief executive officer following the closing. As of the date of this Proxy Statement/Prospectus, no other decisions have been made with respect to executive officers of the combined company, but it is expected that certain of AeroVironment’s current executive officers will serve as executive officers of the combined company. With respect to directors of the combined company, as of the date of this Proxy Statement/Prospectus, it is expected that the combined company’s board of directors will initially be composed of ten members, including (a) eight existing members of the AeroVironment Board and (b) two Sponsor Member designees. The executive compensation information with respect to AeroVironment’s named executive officers and the director compensation information with respect to non-employee members of the AeroVironment Board, in each case as set forth in AeroVironment’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 12, 2024, is incorporated by reference into this Proxy Statement/Prospectus.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a discussion of certain material U.S. federal income tax consequences of the merger that are applicable to U.S. holders (as defined below) of Seller who receive shares of AeroVironment common stock from Seller following the merger, assuming that such merger and distribution are consummated in the manner described in the merger agreement and in this Proxy Statement/Prospectus. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Seller equityholders as described in this summary.
This discussion does not address all U.S. federal income tax consequences relevant to an equityholder of Seller, including the alternative minimum tax. In addition, it does not address consequences relevant to equityholders of Seller that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to equityholders of Seller that are:
•
persons who do not hold their Seller interests as a “capital asset” within the meaning of Section 1221 of the Code;

•
brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•
real estate investment trusts or regulated investment companies;

•
tax-exempt organizations or governmental organizations;

•
pass-through entities such as partnerships, S corporations, or disregarded entities for federal income tax purposes (and investors therein);

•
persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•
persons that have a functional currency other than the U.S. dollar;

•
traders in securities who elect to apply a mark-to-market method of accounting;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Seller interests being taken into account in an “applicable financial statement” (as defined in the Code);

•
persons deemed to sell Seller interests under the constructive sale provisions of the Code;

•
persons who acquired their interests in Seller pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments, or as a “profits interest” if such interest has not been held for at least two years; and

•
expatriates or former citizens or long-term residents of the United States.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds interests of Seller, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding interests of Seller, you should consult your tax advisors regarding the tax consequences of the merger.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger (other than the distribution by Seller of AeroVironment common stock), whether or not they are in connection with the merger, including, without limitation, transactions in which shares of BlueHalo units are acquired or disposed of other than in exchange for shares of AeroVironment common stock in the merger; (b) the tax consequences to holders of Seller convertible notes, or options or warrants issued by Seller that are assumed in connection with the merger;

(c) the tax consequences of the ownership of shares of AeroVironment common stock following the merger and distribution; (d) any U.S. federal non-income tax consequences of the merger and distribution, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the merger and distribution; or (f) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the merger. Equityholders of Seller should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
EQUITYHOLDERS OF SELLER SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER OR DISTRIBUTION ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Seller interests that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Characterization of the Merger
AeroVironment and BlueHalo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the merger as such), then (I) Seller would recognize gain or loss on the exchange of BlueHalo units for AeroVironment common stock in the merger equal to the difference between (x) the fair market value of the shares of AeroVironment common stock received in exchange for BlueHalo units, if any, and (y) Seller’s adjusted tax basis in the shares of BlueHalo units surrendered and (II) such taxable gain or loss recognized by Seller would be allocated to Seller’s equityholders in accordance with the Seller LLCA. The remainder of this discussion assumes that the merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
Tax Treatment of Seller in the Merger
If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, Seller generally will not recognize gain or loss upon the exchange of its BlueHalo units for AeroVironment common stock. Seller generally will obtain an aggregate tax basis in the AeroVironment common stock it receives in the merger equal to Seller’s aggregate adjusted tax basis in the BlueHalo units exchanged therefor. The holding period of the shares of AeroVironment common stock received by Seller in the merger will include the holding period of the shares of BlueHalo units surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of BlueHalo units surrendered to the shares of AeroVironment common stock received.

Tax Treatment of Equityholders of Seller in the Distribution
The distribution of AeroVironment common stock by Seller to the equityholders of Seller following the merger is intended to be treated as a non-taxable distribution governed by Section 731 of the Code. Accordingly, a U.S. holder generally is not expected to recognize gain on the distribution with respect to the AeroVironment common stock received for U.S. federal income tax purposes. The holding period of the shares of AeroVironment common stock received by a U.S. holder will equal the holding period of Seller in such AeroVironment common stock following the merger. A U.S. holder’s adjusted tax basis in the AeroVironment common stock received in the distribution will be determined by reference to such U.S. holder’s adjusted tax basis in its interests of Seller immediately prior to the distribution.
Equityholders of Seller are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger and the distribution in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Backup Withholding and Information Reporting
A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding on any payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular equityholder of Seller. This summary does not take into account a Seller equityholder’s particular circumstances and does not address consequences that may be particular to an individual equityholder of Seller. Therefore, each equityholder of Seller should consult its own tax advisor regarding the particular consequences of the merger and distribution to them.

COMPARISON OF STOCKHOLDERS’ RIGHTS
Seller equityholders will receive shares of AeroVironment common stock in the Seller liquidation and the Seller distribution following the merger. AeroVironment is a Delaware corporation subject to the DGCL and Seller is a Delaware limited liability company subject to the DLLCA. If the merger is completed, the rights of Seller equityholders who become AeroVironment stockholders through the receipt of AeroVironment common stock and the rights of AeroVironment stockholders will be governed by the DGCL, the combined company’s certificate of incorporation and the combined company’s bylaws. The following description summarizes the rights of Seller equityholders and the rights of AeroVironment stockholders.
The following summary is not a complete statement of the rights of AeroVironment stockholders or Seller equityholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, the DLLCA and AeroVironment’s, Seller’s and the combined company’s governing corporate documents, which AeroVironment and Seller equityholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”
	Existing Seller Rights	Existing AeroVironment Rights
Authorized Capital Stock or Shares of Beneficial Interest	Seller has authority to issue an unlimited number of Seller preferred units, Seller common units and Seller restricted common units.	AeroVironment has authority to issue 110,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of AeroVironment common stock, par value $0.0001, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the record date, [•] shares of AeroVironment common stock were issued and outstanding. There are no shares of AeroVironment preferred stock, par value $0.0001, outstanding.
Voting Rights
Under the Seller LLCA, each of the following Seller Members is entitled to vote: (i) the Key Seller Member and any Seller Member that is an affiliate of Key Seller Member and its respective permitted transferees (collectively, the “Key Members”), (ii) any Seller Member that held Preferred A Equity as of immediately prior to the Eqlipse Merger Effective Time (as defined in the Seller LLCA), (iii) any Seller Member that is admitted as a Voting Member and (iv) any Seller Member expressly designated by the Seller Board as a Voting Member (collectively, the “Voting Members”).
Each Voting Member will have such number of votes equal to

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of AeroVironment common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.
Subject to the discussions in “— Election of Directors” and “— Amendment of Governing Documents” below, when a quorum is present at any meeting, matters other than the election of directors will be decided by the affirmative vote of the majority of the outstanding voting stock

	Existing Seller Rights	Existing AeroVironment Rights

its percentage interest of Preferred A Equity (or, if no Preferred A Equity is outstanding, Seller common units).
Matters submitted to the Voting Members will be decided by the affirmative vote of Voting Members holding a majority of the percentage interests of the Preferred A Equity held by all Voting Members (or, if no Preferred A Equity is outstanding, Seller common units).

present in person or by proxy, unless a different vote is required by law, the certificate of incorporation or bylaws, or applicable regulations, in which case that requirement shall prevail.
Under the certificate of incorporation, the voting rights of the holders of any preferred stock of AeroVironment designated by the AeroVironment Board will be determined by resolution. AeroVironment stockholders do not have cumulative voting rights.

Size of the Board of Directors	The Seller LLCA provides that the Seller Board shall consist of no more than five members (each, a “manager”) and may be increased or decreased from time to time by the Key Members. Seller currently has four managers.
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.
The bylaws provide that the number of directors of the AeroVironment Board will be fixed from time to time by a majority of the directors but will not be less than three nor more than thirteen.

Classified Board/Term of Directors
The Seller LLCA does not provide for the division of the Seller Board into staggered classes.
Each manager will hold office until the next election of members of the Seller Board and until such manager’s successor is elected and qualified, or until such manager’s earlier death, resignation or removal.

The DGCL provides that directors of a Delaware corporation may, by the corporation’s certificate of incorporation or by the corporation’s bylaws, be divided into one, two or three classes.
The certificate of incorporation provides that, until the 2027 annual meeting of stockholders, the directors (excluding those elected by preferred stock) shall be divided into three classes, Class I, Class II, and Class III, each comprising roughly one-third of the board. Directors elected at the 2025 and 2026 annual meetings serve terms expiring at the 2026 and 2027 annual meetings, respectively. Starting with the 2027 annual meeting, all directors serve

	Existing Seller Rights	Existing AeroVironment Rights
one-year terms expiring at the next annual meeting. Directors remaining in office until a successor is elected and qualified or until earlier death, resignation, or removal. Any changes in the number of directors before 2027 are distributed among classes to maintain balance, without shortening current terms. Vacancies and new directorships are filled by a majority of remaining directors, with the appointee serving the unexpired term or until the next meeting.
Removal of Directors	Under the Seller LLCA, each Voting Member shall vote all of their Seller units held or controlled by them, in order to ensure that no manager elected pursuant to the Seller LLCA is removed from office unless (i) such removal is directed or approved by the affirmative vote of the Key Members entitled to designate such manager or (ii) the person originally entitled to designate or approve such manager is no longer entitled to designate or approve such manager.	The bylaws provide for so long as the AeroVironment Board is classified, any director or the entire AeroVironment Board may be removed, for cause, at any meeting of stockholders by not less than 66 2∕3% of the outstanding stock of the corporation, and after the AeroVironment Board is declassified, a director may be removed from office with or without cause by the stockholders and, in addition to any other vote required by law, upon the affirmative vote of not less than a majority of the total voting power of all outstanding securities of the corporation then entitled to vote generally in the election of directors, voting together as a single class.
Nominations/Election of Directors
Under the Seller LLCA, each Voting Member shall vote all of their Seller units held or controlled by them so as to elect managers designated by the Key Members.
At the request of any Key Member entitled to designate a member of the Seller Board, Seller shall call a special meeting of Seller Members for the purpose of electing members to the Seller Board.
Except as otherwise provided in the certificate of incorporation or bylaws, the bylaws provide that each director will be elected by the affirmative vote of the holders of the majority of the votes cast at a meeting for the election of directors at which a quorum is present. However, if as of the record date for a meeting of stockholders for which directors are to be elected, the number of nominees exceeds the number of directors to be elected, the directors will be elected by a plurality of the votes cast by the

	Existing Seller Rights	Existing AeroVironment Rights
holders of the outstanding shares of capital stock of AeroVironment entitled to vote in the election of directors and present in person or represented by proxy at any such meeting. “Abstentions” and “broker non-votes” are not counted as a vote cast “for” or “against.”
Vacancies	Under the Seller LLCA, each Voting Member shall vote all of their Seller units held or controlled by them, in order to ensure that any vacancies created by the resignation, removal or death of a manager are filled by the Key Members. Vacancies created by an increase in the size of the Seller Board shall be filled by the Key Members.
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.
The certificate of incorporation and bylaws provide that vacancies on the AeroVironment Board resulting from death, resignation, or removal of a director, or from newly created directorships resulting from any increase in the number of directors (excluding directors elected by one or more series of preferred stock) shall be filled solely by the vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for unexpired term of their predecessor, or, in the case of a newly created directorship, until the next annual meeting of the stockholders. If there are no directors in office, an election may be held in a manner provided by statute. If the directors in office are less than a majority of the entire AeroVironment Board when filling a vacancy or new directorship, the Court of Chancery may order an election upon request by stockholders holding at least ten percent of the voting shares.

	Existing Seller Rights	Existing AeroVironment Rights
Quorum for Board Meetings
The Seller LLCA provides that at all meetings of the Seller Board, a majority of managers entitled to vote will constitute a quorum for the transaction of business; and the act of a majority of the Seller Board entitled to vote who are present at any meeting in which there is a quorum (which shall include the consent of the majority of the managers designated by the Key Members) will be the act of the Seller Board.
If no quorum is present at any meeting, the managers may adjourn the meeting from time to time, without notice or other announcement at the meeting, until a quorum is present.

The DGCL provides that in no case will a quorum be less than one third of the authorized number of directors.
The bylaws provide that a majority of the authorized number of directors in office will constitute a quorum of the AeroVironment Board, for the transaction of business; and an affirmative vote of a majority of the directors present at any meeting where there is a quorum will constitute an act of the AeroVironment Board. If no quorum is present at any meeting, the directors may adjourn from day to day until a quorum is present. If one director is authorized, such sole director constitutes a quorum.

Annual Meetings of Stockholders	The Seller LLCA does not require Seller to hold an annual meeting of Seller Members.
Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.
The bylaws provide that an annual meeting of the stockholders will be held each year on a date and time designated by the AeroVironment Board, at which directors will be elected and any other proper business may be transacted.

Quorum for Stockholder Meetings	The Seller LLCA does not include provisions regarding quorum for meetings of Seller Members.
Under the DGCL the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.
The bylaws provide that, except as otherwise required by the certificate of incorporation or bylaws, a majority of stock issued and outstanding entitled to vote,

	Existing Seller Rights	Existing AeroVironment Rights
present in person or represented by proxy, will constitute a quorum, and the stockholders present at any duly convened meeting may continue to do business until adjournment notwithstanding any withdrawal from the meeting of holders of shares counted in determining the existence of a quorum.
Notice of Annual and Special Meetings of Stockholders	The Seller LLCA does not include provisions regarding notice for annual and special meetings of Seller Members.	Under the DGCL and the bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.
Calling Special Meetings of Stockholders	At the request of any Key Member entitled to designate a member of the Seller Board, Seller shall call a special meeting of Seller Members for the purpose of electing members to the Seller Board.
The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.
The bylaws provide that a special meeting of AeroVironment stockholders may be called by the Chairman of the AeroVironment Board or the Chief Executive Officer at will. If the majority of the AeroVironment Board requests in writing, the Chief Executive Officer or Secretary will call a meeting. Business transacted at a special meeting of stockholders will be limited to the purposes stated in the notice.

Stockholders Action by Written Consent	Under the Seller LLCA, any action required or permitted to be taken by the Seller Members may be taken if Voting Members holding a majority of the percentage interests of Preferred A Equity consent to such action in writing.	The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take

	Existing Seller Rights	Existing AeroVironment Rights

such action at a meeting at which all shares entitled to vote thereon were present and voted.
The bylaws provide that, except as otherwise required by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may not be taken without a meeting.

Amendment of Governing Documents
The Seller LLCA may be amended only with the affirmative consent of the Key Members holding a majority of the percentage interest of the Seller preferred units and Seller common units, voting together as a single class, held by all Key Members without the prior written consent of any other Seller Member; provided, that (i) the Seller LLCA may not be amended in any way that would materially and adversely affect the rights of any class of membership interests in a manner disproportionate to any material and adverse effect such amendment would have on the rights of all of the Seller Members (an “Affected Class”), without also the consent of the Seller Members holding a majority of the percentage interests of such Affected Class and (ii) the Seller LLCA may not be amended with respect to any Seller Member without the consent of such Seller Member, unless such amendment applies to all members holding the same class, or classes of membership interests materially and adversely effected by any such amendment or waiver in the same fashion.
It will not be necessary to amend the Seller LLCA if and when a change is made with respect to a change of the Seller’s name or office location, or with respect to an amendment of the Seller’s

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.
The certificate of incorporation provides that the AeroVironment Board, as well as AeroVironment stockholders holding not less than 66 2∕3% of the voting power entitled to vote generally in elections of directors, may amend the bylaws and certificate of incorporation.

	Existing Seller Rights	Existing AeroVironment Rights
membership ledger to update the information therein.
Limitation on Liability of Directors
The Seller LLCA provides that, to the fullest extent permissible by the DLLCA, no manager (solely in his or her capacity as a manager) shall be liable to Seller or any Seller Member for damages for any act taken or omissions by such manager in connection with the Seller LLCA or the conduct of business of Seller.
The Seller LLCA provides that no manager shall be obligated personally for any debts, obligations or liabilities of Seller solely by reason of acting as a manager of Seller.
Under the Seller LLCA, the duty of care of each manager in the performance of his or her duties to Seller and the other Seller Members is limited to the performance of such duties in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances. Notwithstanding the foregoing, in accordance with Section 18-1101(c) and (e) of the DLLCA, the fiduciary duties of each manager, Seller Member and officer (to the extent such officer is an employee of Key Seller Member or any of its affiliates) are eliminated to the fullest extent permissible by the DLLCA.

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. The certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.
Specifically, each of AeroVironment’s directors are not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:
•
for any breach of their duty of loyalty to AeroVironment or its stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

	Existing Seller Rights	Existing AeroVironment Rights

•
for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to further limit or eliminate directors’ personal liability, AeroVironment directors’ liability will be limited or eliminated to the fullest extent allowed by the DGCL. Any amendment, repeal or modification will apply prospectively and will not adversely affect any right or protection of AeroVironment directors.
The certificate of incorporation further provides that AeroVironment officers are not personally liable for monetary damages for any breach of their fiduciary duty as an officer, except to the extent such exemption is not permitted by the DGCL.

Indemnification of Directors and Officers	The Seller LLCA provides that Seller will to the fullest extent permitted by the DLLCA or other applicable law indemnify, save harmless, and pay all judgments and claims against each manager, Seller Member or any officers or directors of such person, and upon the approval of the Seller Board, any officer (collectively, the “Management Indemnitees”) relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such person in connection with the business of Seller, including attorneys’ fees and expenses incurred by such person in connection with the defense of any action based on any such act or omission, which attorneys’ fees
The certificate of incorporation provides that AeroVironment will indemnify and hold harmless current or former directors or officers involved in legal actions due to their role, provided that the directors/officers acted in good faith and in AeroVironment’s best interests (and in criminal cases, no reasonable cause to believe their conduct was unlawful). The indemnification includes expenses reasonably incurred, such as attorneys’ fees, judgments, fines, and settlement amounts.
The certificate of incorporation further provides that AeroVironment will indemnify and hold harmless current or former directors or officers involved in legal actions initiated

	Existing Seller Rights	Existing AeroVironment Rights

and expenses may be paid as incurred, including all such liabilities under federal and state securities laws (including the Securities Act) as permitted by law, including Section 18-108 of the DLLCA.
Seller will advance expenses incurred by such Management Indemnitee upon receipt of the signed statement of such Management Indemnitee agreeing to reimburse Seller for such advance in the event it is ultimately determined that such Management Indemnitee is not entitled to be indemnified by Seller against such expenses.
Notwithstanding anything to the contrary in the foregoing paragraphs, no person shall be indemnified from any liability for fraud, bad faith, willful misconduct or gross negligence.

by AeroVironment itself, provided that the directors and officers acted in good faith and in AeroVironment’s best interests. The indemnification includes expenses reasonably incurred, including attorneys’ fees. If the director or officer is found liable to AeroVironment, indemnification is only possible if a court determines it is fair and reasonable under the circumstances.
Indemnification for directors or officers is subject to a specific determination that the director or officer met the applicable standards of conduct. A determination may be made by a majority vote of disinterested directors, a committee of such directors, independent legal counsel, or by the AeroVironment stockholders.
A director or officer may apply to the Delaware Court of Chancery for indemnification if there is a contrary determination or no determination for indemnification.
AeroVironment will advance expenses incurred by directors or officers in defending or investigating legal actions before the final resolution, provided the directors or officers agree to repay the amount if it is later determined there is no entitlement to indemnification.

Renouncement of Corporate Opportunities	Pursuant to the Seller LLCA, Seller renounces any interest or expectancy of Seller in, or in being offered an opportunity to participate in, certain business opportunities as specified in the Seller LLCA.	The certificate of incorporation and bylaws do not currently renounce corporate opportunities.

	Existing Seller Rights	Existing AeroVironment Rights
Related Person Transactions	The Seller LLCA provides that, at the request of the Seller Board, a Seller Member or an affiliate of such Seller Member may lend money to Seller on a recourse basis.	The certificate of incorporation and bylaws do not currently include provisions regarding related person transactions.
Anti-Takeover Provisions	The Seller LLCA does not include anti-takeover provisions.
AeroVironment is subject to Section 203 of the DGCL. Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the AeroVironment Board prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of AeroVironment not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2∕3% of the outstanding voting stock, excluding shares held by the interested stockholder.
In addition to being subject to Section 203 of the DGCL, the certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more

	Existing Seller Rights	Existing AeroVironment Rights
difficult attempts by stockholders to change management, including the requirements surrounding the calling of a special meeting of stockholders and the prohibition of stockholder action by written consent, both as described above.
Executive Forum	The Seller LLCA provides that each Seller Member irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware, or the United States of America located in Delaware, for any actions, suits or proceedings arising out of or relating to the Seller LLCA and the transactions contemplated thereby and agrees not to commence any action, suit or proceeding relating thereto except in such courts.
The bylaws provide that, unless AeroVironment agrees otherwise in writing, the sole and exclusive forum for (i) derivative actions brought on AeroVironment’s behalf; (ii) fiduciary duty claims; (iii) claims against AeroVironment or current or former directors or officers; (iv) claims against the certificate of incorporation or bylaws; (v) internal affairs-related claims; and (vi) any “internal corporate claim” as defined in Section 115 of the DGCL, will be a Delaware state court (or if no state court has jurisdiction, the federal court for the District of Delaware).
Unless AeroVironment agrees otherwise in writing, the U.S. federal district courts are the exclusive forum for resolving complaints under the Securities Act.

CERTAIN BENEFICIAL OWNERS OF AEROVIRONMENT COMMON STOCK
The following table sets forth the number of shares of AeroVironment common stock beneficially owned directly or indirectly as of January 17, 2025 or as otherwise indicated below by (i) each person who is known to AeroVironment to own beneficially more than 5% of AeroVironment common stock, (ii) each of AeroVironment’s directors, director nominees and executive officers and (iii) all directors, director nominees and executive officers as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within sixty days, including options exercisable within sixty days. Restricted stock unit awards that do not vest within sixty days of January 17, 2025 are not included in the beneficial ownership percentage. Except as described in the footnotes below and subject to applicable community property laws and similar laws, AeroVironment believes that each person listed above has sole voting and investment power with respect to such shares.
The beneficial ownership of AeroVironment common stock is based on 28,219,981 shares of AeroVironment common stock issued and outstanding as of January 17, 2025. Except as set forth in the footnotes below, the address of each beneficial owner listed on the table is c/o AeroVironment, Inc., 241 18th Street South, Suite 650, Arlington, Virginia 22202.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
5% Stockholders:
BlackRock, Inc.(1)	4,497,982	15.9%
The Vanguard Group(2)	2,915,436	10.3%
Baillie Gifford & Co.(3)	1,951,393	6.9%
State Street Corporation(4)	1,669,443	5.9%
American Capital Management, Inc.(5)	1,340,752	4.8%
Named Executive Officers, and Directors and Director Nominees:
Wahid Nawabi(6)	144,397	*
Kevin McDonnell	16,462	*
Melissa Brown	14,152	*
Trace Stevenson	3,762	*
Brett Hush	4,862	*
Charles Thomas Burbage	49,978	*
Philip S. Davidson	2,572	*
Cindy K. Lewis	5,807	*
Joseph Votel	2,272	*
Edward R. Muller(7)	50,601	*
Stephen F. Page(8)	54,097	*
Mary Beth Long	2,434	*
Current Directors and Executive Officers as a Group (13 persons)	351,396	1.2%

*
Less than 1%

(1)
Based solely on a Schedule 13G/A filed by BlackRock, Inc. on January 22, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(2)
Based solely on a Schedule 13G/A filed by The Vanguard Group on February 13, 2024 with the SEC reporting beneficial ownership as of December 29, 2023. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)
Based solely on a Schedule 13G filed by Baillie Gifford & Co. on November 4, 2024 with the SEC reporting beneficial ownership as of September 30, 2024. The address of Baillie Gifford & Co. is 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, UK.

(4)
Based solely on a Schedule 13G/A filed by State Street Corporation on January 25, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of State Street Corporation is 1 Congress St., Suite 1, Boston, MA 02114.

(5)
Based on the Schedule 13G/A filed with the filed by American Capital Management, Inc. on February 14, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of American Capital Management, Inc. is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(6)
Includes 50,000 shares of our common stock reserved for issuance upon exercise of stock options which currently are exercisable.

(7)
Includes 47,400 shares held by the Edward R. Muller and Patricia E. Bauer 1991 Family Trust, of which Mr. Muller is one of the two trustees and with respect to which he shares investment authority with the other trustee, and 810 shares held by the Edward R. Muller IRA.

(8)
Includes 20,795 shares held by the Stephen F. Page Living Trust, of which Mr. Page is the trustee.

CERTAIN BENEFICIAL OWNERS OF THE COMBINED COMPANY COMMON STOCK
The following table sets forth the number of shares of common stock of the combined company beneficially owned directly or indirectly immediately after the consummation of the merger, assuming consummation of the merger occurred on January 17, 2025, by (i) each person expected by AeroVironment and BlueHalo to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, (ii) each of the combined company’s expected directors, director nominees and executive officers and (iii) all of the combined company’s expected directors, director nominees and executive officers as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within sixty days, including options exercisable within sixty days. Restricted stock unit awards that do not vest within sixty days of January 17, 2025 are not included in the beneficial ownership percentage. Except as described in the footnotes below and subject to applicable community property laws and similar laws, AeroVironment believes that each person listed above has sole voting and investment power with respect to such shares.
The percentage of beneficial ownership is calculated based on 45,670,546 shares of common stock expected to be outstanding upon consummation of the merger (including 28,219,981 shares of AeroVironment common stock issued and outstanding as of January 17, 2025 and 17,450,565 shares expected to be issued as the aggregate merger consideration, subject to downward adjustment for the closing leakage share amount). Except as set forth in the footnotes below, the address of each beneficial owner listed on the table is c/o AeroVironment, Inc., 241 18th Street South, Suite 650, Arlington, Virginia 22202.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
5% Stockholders:
BlackRock, Inc.(1)	4,497,982	9.8%
The Vanguard Group(2)	2,915,436	6.4%
Baillie Gifford & Co.(3)	1,951,393	4.3%
State Street Corporation(4)	1,669,443	3.7%
American Capital Management, Inc.(5)	1,340,752	2.9%
Entities Affiliated with Arlington Capital Partners(6)	12,120,460	26.5%
Named Executive Officers, and Directors and Director Nominees:
Wahid Nawabi(7)	144,397	*
Kevin McDonnell	16,462	*
Melissa Brown	14,152	*
Trace Stevenson	3,762	*
Brett Hush	4,862	*
Charles Thomas Burbage	49,978	*
Philip S. Davidson	2,572	*
Cindy K. Lewis	5,807	*
Joseph Votel	2,272	*
Edward R. Muller(8)	50,601	*
Stephen F. Page(9)	54,097	*
Mary Beth Long	2,434	*
Current Directors and Executive Officers as a Group (15 persons)	351,396	1.2%

*
Less than 1%

(1)
Based solely on a Schedule 13G/A filed by BlackRock, Inc. on January 22, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(2)
Based solely on a Schedule 13G/A filed by The Vanguard Group on February 13, 2024 with the SEC reporting beneficial ownership as of December 29, 2023. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)
Based solely on a Schedule 13G filed by Baillie Gifford & Co. on November 4, 2024 with the SEC reporting beneficial ownership as of September 30, 2024. The address of Baillie Gifford & Co. is 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, UK.

(4)
Based solely on a Schedule 13G/A filed by State Street Corporation on January 25, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of State Street Corporation is 1 Congress St., Suite 1, Boston, MA 02114.

(5)
Based on the Schedule 13G/A filed with the filed by American Capital Management, Inc. on February 14, 2024 with the SEC reporting beneficial ownership as of December 31, 2023. The address of American Capital Management, Inc. is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(6)
Consists of (i) 6,783,044 shares of common stock held by Arlington Capital Partners V, L.P. (“ACP V”) and (ii) 5,337,416 shares of common stock held by Arlington Capital Partners VI, L.P. (“ACP VI”). Arlington Capital Group V, L.L.C. (“Arlington V GP”) is the sole general partner of ACP V, and Arlington Management V, L.L.C. (“Arlington Management V”) is the sole managing member of Arlington V GP. Matthew Altman, Michael Lustbader and Peter Manos are the managing members of Arlington Management V and make voting and investment decisions with respect to the common stock held by ACP V, acting collectively. Arlington Capital Group VI, L.L.C. (“Arlington VI GP”) is the sole general partner of ACP VI, and Arlington Management VI, L.L.C. (“Arlington Management VI” and, together with ACP V, ACP VI, Arlington V GP, Arlington VI GP and Arlington Management V, the “Arlington Entities”) is the sole managing member of Arlington VI GP. David Wodlinger, Matthew Altman, Michael Lustbader and Peter Manos are the managing members of Arlington Management VI and make voting and investment decisions with respect to the common stock held by ACP VI, acting collectively. The address for the Arlington Entities is 4747 Bethesda Ave, 5th Floor, Bethesda, MD 20814.

(7)
Includes 50,000 shares of our common stock reserved for issuance upon exercise of stock options which currently are exercisable.

(8)
Includes 47,400 shares held by the Edward R. Muller and Patricia E. Bauer 1991 Family Trust, of which Mr. Muller is one of the two trustees and with respect to which he shares investment authority with the other trustee, and 810 shares held by the Edward R. Muller IRA.

(9)
Includes 20,795 shares held by the Stephen F. Page Living Trust, of which Mr. Page is the trustee.

LEGAL MATTERS
The legality of the shares of AeroVironment common stock issuable in the merger will be passed upon for AeroVironment by Latham & Watkins LLP.

EXPERTS
AeroVironment, Inc.
The financial statements of AeroVironment, Inc., incorporated by reference in this Proxy Statement/Prospectus by reference to AeroVironment, Inc.’s Annual Report on Form 10-K for the fiscal year ended April 30, 2024, and the effectiveness of AeroVironment, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
The financial statements as of December 31, 2023 and for the year ended December 31, 2023 included in this Proxy Statement/Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the ability of BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC) to continue as a going concern as described in Note 1 and Note 8 to the financial statements) of PricewaterhouseCoopers LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC) as of December 31, 2022 and for the years ended December 31, 2022 and 2021 included in this Proxy Statement/Prospectus have been so included in reliance on the report of BDO USA, P.C., independent auditors, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the ability of BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC) to continue as a going concern.
Eqlipse Technologies Financing Holdings, LLC
The audited consolidated financial statements of Eqlipse Technologies Financing Holdings, LLC included in this Proxy Statement/Prospectus to the extent and for the period indicated in their report have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS
AeroVironment will hold a regular annual meeting of stockholders in 2025 (the “2025 annual meeting”) regardless of whether the merger is completed.
Stockholders may submit proposals on matters appropriate for stockholder action at meetings of our stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. To be eligible for inclusion in the proxy statement relating to the 2025 annual meeting, proposals of stockholders must be received at our principal executive offices no later than April 14, 2025 (120 calendar days prior to the anniversary of the date of the proxy statement for our 2024 annual meeting released to stockholders) and must otherwise satisfy the conditions established by the SEC for stockholder proposals to be included in the proxy statement for that meeting. However, in the event that the date of the 2025 annual meeting is more than 30 days before or after the anniversary of our 2024 annual meeting, a stockholder proposal will be timely if received at our principal executive offices a reasonable time before we begin to print and send our proxy materials for the 2025 annual meeting.
Additionally, stockholders, or groups of up to 20 stockholders, owning at least three percent of our outstanding common stock continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or twenty percent of the AeroVironment Board, subject to certain limitations and provided that the shareholders and the nominees satisfy the requirements specified in our bylaws.
If a stockholder wishes to present a proposal, including a director nomination, at the 2025 annual meeting and the proposal is not intended to be included in our proxy statement relating to that meeting, the stockholder must give advance notice in writing to our Corporate Secretary prior to the deadline for such meeting determined in accordance with our bylaws. Our bylaws require notice with respect to the 2025 annual meeting between May 30, 2025 (120 calendar days prior to the anniversary of our 2024 annual meeting) and June 29, 2025 (90 calendar days prior to the anniversary of our 2024 annual meeting). However, in the event that the date of the 2025 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the 2024 annual meeting, notice by the stockholder must be received no earlier than the close of business on the 120th day prior to the 2025 annual meeting and no later than the close of business on the later of (1) the 90th day prior to the 2025 annual meeting or (2) the 10th day following the earlier of (a) the day on which notice of the 2025 annual meeting was mailed or (b) the date on which public announcement of the date of the 2025 annual meeting is first made by AeroVironment. If a stockholder fails to give timely notice of a proposal, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the 2025 annual meeting. In addition, our bylaws include other requirements for nomination of candidates for director and proposals of other business.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries, such as brokers and banks, to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single notice or other special meeting materials to those stockholders. This procedure is referred to as “householding.”
Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of the notice, or if you are receiving multiple copies of the notice and wish to receive only one, please notify your broker. Stockholders who currently receive multiple notices at their address and would like to request “householding” of their communications should contact their broker.
Requests for additional copies of this Proxy Statement/Prospectus should be directed to:
AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Investor Relations
(805) 520-8350 x4278

WHERE YOU CAN FIND MORE INFORMATION
AeroVironment files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including AeroVironment, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult AeroVironment’s website for more information about AeroVironment. AeroVironment’s website is www.avinc.com. Information included on this website is not incorporated by reference into this Proxy Statement/Prospectus.
AeroVironment has filed with the SEC a registration statement on Form S-4, of which this Proxy Statement/Prospectus forms a part. The registration statement registers the issuance of shares of AeroVironment common stock in the merger. The registration statement, including the attached exhibits, contains additional relevant information about AeroVironment and BlueHalo. The rules and regulations of the SEC allow AeroVironment to omit certain information included in the registration statement from this Proxy Statement/Prospectus.
In addition, the SEC allows AeroVironment to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by information included directly in this Proxy Statement/Prospectus or incorporated by reference subsequent to the date of this Proxy Statement/Prospectus as described below. This Proxy Statement/Prospectus also contains summaries of certain provisions contained in some of the AeroVironment or BlueHalo documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this Proxy Statement/Prospectus.
This Proxy Statement/Prospectus incorporates by reference the documents listed below that AeroVironment has previously filed with the SEC. These documents contain important information about AeroVironment, its financial condition and other matters.
•
Annual Report on Form 10-K for the fiscal year ended April 30, 2024, filed with the SEC on June 27, 2024;

•
the information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 12, 2024;

•
Quarterly Reports on Form 10-Q for the fiscal quarters ended July 27, 2024 and October 26, 2024, filed with the SEC on September 5, 2024 and December 5, 2024, respectively.;

•
Current Reports on Form 8-K filed with the SEC on August 28, 2024, September 16, 2024, September 23, 2024, October 3, 2024, October 8, 2024, October 18, 2024, November 19, 2024 and December 16, 2024; and

•
the description of AeroVironment common stock set forth in our registration statement on Form 8-A (Registration No. 001-33261), filed with the SEC under Section 12(b) of the Exchange Act on January 18, 2007, including any amendments or reports filed for the purpose of updating such description.

In addition, AeroVironment incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this Proxy Statement/Prospectus forms a part and (ii) after the date of this Proxy Statement/Prospectus and prior to the date of the special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this Proxy Statement/Prospectus, effective as of the date such documents are filed.
You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or AeroVironment will provide you with copies of these documents, without charge, upon written or oral request to:

AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Attn: Corporate Secretary
(805) 520-8350
In the event of conflicting information in this Proxy Statement/Prospectus in comparison to any document incorporated by reference into this Proxy Statement/Prospectus, or among documents incorporated by reference, the information in the latest filed document controls.
You should rely only on the information contained in or incorporated by reference into this Proxy Statement/Prospectus. Neither AeroVironment nor BlueHalo has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [•], 2025, and you should assume that the information contained in this Proxy Statement/Prospectus is accurate only as of such date.
Further, you should also assume that the information incorporated by reference into this Proxy Statement/Prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this Proxy Statement/Prospectus to AeroVironment stockholders nor the issuance by AeroVironment of shares of AeroVironment common stock pursuant to the merger agreement will create any implication to the contrary.
This Proxy Statement/Prospectus contains a description of the representations and warranties that each of AeroVironment and BlueHalo made to the other in the merger agreement. Representations and warranties made by AeroVironment, BlueHalo and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this Proxy Statement/Prospectus or are incorporated by reference into this Proxy Statement/Prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this Proxy Statement/Prospectus or are incorporated by reference into this Proxy Statement/Prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this Proxy Statement/Prospectus or incorporated by reference into this Proxy Statement/Prospectus.

BLUEHALO FINANCIAL STATEMENTS
BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021
BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Financial Statements for the Three and Nine months ended September 30, 2024 and September 30, 2023

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021

Report of Independent Auditors
To the Board of Managers of BlueHalo Financing TopCo, LLC
Opinion
We have audited the accompanying consolidated financial statements of BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC) and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, of changes in member’s equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a significant outstanding debt obligation that matures within one year of the issuance date of the accompanying consolidated financial statements and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with US GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
January 31, 2025

Independent Auditor’s Report
Board of Managers
BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Arlington, Virginia
Opinion
We have audited the consolidated financial statements of BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC) and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, changes in member’s equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has a significant outstanding debt obligation that matures within one year of the issuance date of the consolidated financial statements and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Emphasis of Matter — Recently Adopted Accounting Standard
As discussed in Notes 1 and 15 to the consolidated financial statements, the Company changed its method for accounting for leases in 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ BDO USA, P.C.
McLean, Virginia
January 31, 2025

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Balance Sheets
	As of December 31,
	2023	2022
	($ in thousands)
Assets
Current assets:
Cash and cash equivalents	$11,872	$5,163
Restricted cash	212	207
Billed receivables net of credit losses of $311 and $0 at December 31, 2023 and December 31, 2022, respectively	70,279	49,045
Contract assets	71,220	71,324
Inventory	36,749	12,456
Income taxes receivable	3,014	1,506
Prepaid and other current assets	10,008	10,787
Total current assets	203,354	150,488
Property and equipment, net	70,154	45,815
Operating lease right-of-use assets	48,222	51,828
Goodwill	400,701	364,284
Intangible assets, net	160,737	166,792
Other noncurrent assets	2,321	2,175
Total assets	$885,489	$781,382
Liabilities and Member’s Equity
Current liabilities:
Line of credit	$29,840	$47,000
Current portion of notes payable	4,899	4,017
Accounts payable	60,944	28,329
Accrued payroll and related liabilities	27,718	23,312
Contract liabilities	26,889	16,426
Current operating lease liabilities	9,352	7,952
Other current liabilities	5,325	6,244
Total current liabilities	164,967	133,280
Non-current portion of notes payable	465,722	386,387
Related party notes payable	10,606	10,230
Non-current operating lease liabilities	45,446	49,046
Deferred income taxes, net	276	—
Total liabilities	687,017	578,943
Commitments and contingencies (Note 16)
Member’s equity	198,472	202,439
Total liabilities and member’s equity	$885,489	$781,382

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Statements of Operations
	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
Revenue
Product sales	$325,316	$200,495	$106,954
Contract services	232,206	252,501	194,412
	557,522	452,996	301,366
Cost of revenue (exclusive of depreciation and amortization shown separately below)
Product sales	166,585	95,554	46,614
Contract services	143,764	148,508	130,626
	310,349	244,062	177,240
Selling, general, and administrative	187,481	161,442	109,738
Research and development	11,261	8,979	1,689
Depreciation and amortization	44,208	42,313	22,557
Income (loss) from operations	4,223	(3,800)	(9,858)
Other expense (income)
Other income	(943)	(235)	(188)
Interest expense, net	62,449	37,830	12,689
Total other expense	61,506	37,595	12,501
Loss before income taxes	(57,283)	(41,395)	(22,359)
Income tax expense (benefit)	1,795	(4,261)	(4,142)
Net loss	$(59,078)	$(37,134)	$(18,217)

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Statements of Changes In Member’s Equity
	Member’s Capital	Accumulated Deficit	Total Member’s Equity
	($ in thousands)
Balance at December 31, 2020	$116,329	$(13,941)	$102,388
Member’s contributions	145,374	—	145,374
Unit-based compensation	1,423	—	1,423
Net loss	—	(18,217)	(18,217)
Balance at December 31, 2021	263,126	(32,158)	230,968
Member’s contributions	6,936	—	6,936
Unit-based compensation	1,669	—	1,669
Net loss	—	(37,134)	(37,134)
Balance at December 31, 2022	271,731	(69,292)	202,439
Member’s contributions	52,767	—	52,767
Unit-based compensation	2,344	—	2,344
Net loss	—	(59,078)	(59,078)
Balance at December 31, 2023	$326,842	$(128,370)	$198,472

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Consolidated Statements of Cash Flows
	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
Cash flows from operating activities
Net loss	$(59,078)	$(37,134)	$(18,217)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	38,156	39,125	21,138
Software amortization	6,052	3,188	1,419
Amortization of debt issuance costs	3,525	2,190	837
Unit-based compensation expense	2,344	1,669	1,423
Accrued interest on related party notes payable	378	361	92
Deferred income taxes	457	(4,942)	(2,799)
Non-cash lease expense	8,855	8,615	—
Changes in operating assets and liabilities, net of acquisitions
Contract receivables	(20,716)	(15,169)	(28,071)
Inventory	(21,559)	3,067	(1,435)
Income taxes receivable	(1,508)	720	(2,226)
Prepaid expenses and other assets	866	1,354	(3,951)
Accounts payable and accrued expenses	31,679	(10,407)	14,093
Accrued payroll and related liabilities	4,406	(3,349)	(1,750)
Contract liabilities	10,463	(3,626)	(845)
Operating lease liabilities	(7,448)	(7,008)	—
Other liabilities	(7,445)	1,411	(598)
Net cash used in operating activities	(10,573)	(19,935)	(20,890)
Cash flows from investing activities
Purchase of property and equipment	(34,502)	(36,922)	(10,911)
Verus acquisition (net of cash acquired)	(49,542)	—	—
Ipsolon acquisition (net of cash acquired)	(4,676)	—	—
DDES acquisition (net of cash acquired)	—	—	(10,331)
IAI acquisition (net of cash acquired)	—	—	(148,256)
Citadel acquisition (net of cash acquired)	—	—	(91,177)
Asymmetrik acquisition (net of cash acquired)	—	268	(109,348)
Brilligent Solutions acquisition (net of cash acquired)	—	—	(2)
Net cash used in investing activities	(88,720)	(36,654)	(370,025)
Cash flows from financing activities
Borrowings under line of credit	53,000	49,000	21,800
Payments under line of credit	(70,161)	(15,000)	(8,800)
Proceeds from term loan	88,200	—	267,966
Repayments of term loan	(4,799)	(4,017)	(1,762)
Proceeds from member’s contributions	39,767	6,936	118,129
Net cash provided by financing activities	106,007	36,919	397,333

	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
Net increase (decrease) in cash	6,714	(19,670)	6,418
Cash, cash equivalents and restricted cash, beginning of the year	5,370	25,040	18,622
Cash, cash equivalents and restricted cash, end of the year	$12,084	$5,370	$25,040
Supplemental disclosures of cash flow information
Cash paid, net during the year for:
Income taxes	$4,280	$357	$1,275
Interest	$56,510	$35,979	$11,421
Supplemental disclosures of non-cash flow information
Management rollover equity	$13,000	$—	$24,963
Receivable from member for issuance of units	$—	$—	$2,282
Note payable to member in exchange for member units	$—	$—	$6,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Change In Reporting Entity
In March 2024, as part of the Eqlipse Transactions (defined below), the Company (defined below) completed a legal entity reorganization of entities under common control. The reorganization resulted in a change of reporting entity and a recapitalization of the reporting entity’s equity structure.
For purposes of these Consolidated Financial Statements, the reporting entity is BlueHalo Financing TopCo, LLC, (“BlueHalo TopCo”) formerly known as BlueHalo Financing Holdings, LLC (“BlueHalo Holdings”) and its wholly-owned subsidiaries (collectively, “BlueHalo” or the “Company”).
Refer to Note 17. Subsequent Events.
Organization
BlueHalo is a leading provider of advanced defense and intelligence solutions, specializing in multidomain technologies that address some of the most complex challenges faced by the national security community. With a steadfast commitment to innovation, agility, and customer intimacy, BlueHalo delivers cutting-edge products and solutions across the following key mission areas: Counter-Uncrewed Aerial Systems (C-UAS) & Autonomous Systems, Uncrewed Maritime Systems, Space, Electronic Warfare (EW) & Cyber, and Artificial Intelligence / Machine Learning (AI/ML). The Company’s customers are primarily the U.S. Government and corresponding federal agencies, the Department of Defense (DoD), allied and coalition partners, and commercial clients.
The Company is headquartered in Arlington, Virginia and is incorporated in the State of Delaware.
Going Concern
In accordance with the accounting guidance related to the presentation of financial statements, when preparing financial statements for each annual reporting period, management evaluates whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. In making its assessment, management considered the Company’s current financial condition and liquidity sources including current funds available, forecasted future cash flows and conditional and unconditional obligations due over the next twelve months.
As described further in Note 8. Notes Payable, the Company has a significant outstanding debt obligation that matures within one year of the issuance date of these Consolidated Financial Statements. The Company currently does not have committed financing or available liquidity to meet such debt obligations if they were to become due in accordance with their current terms. While the Company has a history of refinancing its debt and amending its debt agreements, and there are no indicators it would not be able to refinance again, management cannot provide any assurance that new financing will be available to us on commercially acceptable terms. Because of the uncertainty in refinancing the outstanding debt, management concluded that substantial doubt exists with respect to the Company’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements are issued.
Management expects the outstanding debt to be restructured, repaid or refinanced as part of the transaction with AeroVironment, Inc. (“AeroVironment” or “AV”), refer to Note 17. Subsequent Events, which is expected to close in the first half of 2025, prior to the maturity date for the Company’s outstanding debt. AeroVironment has secured committed debt financing which, together with cash available under its revolving credit facility, our management expects will be sufficient to repay our outstanding debt at closing, however management cannot provide any assurance that the transaction with AeroVironment will close prior to the maturity date for our outstanding debt. Irrespective of the transaction with AeroVironment, the Company continues to work with its current lenders in order to refinance the outstanding debt prior to the maturity date in 2025.

Significant Accounting Policies
The significant accounting policies followed by the Company are described below.
Principles of Consolidation
All intercompany balances and transactions have been eliminated in consolidation. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of consolidated financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for credit losses, determination of revenue recognition under Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contract with Customers, and the related amendments, fair value of incentive units, and valuation of common and preferred units, unit-based compensation, intangible assets, and goodwill.
The Company evaluates estimates based on historical and anticipated results, trends, and various other assumptions. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.
Operating Cycle
The Company’s operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract-related assets and liabilities are classified as current assets and current liabilities.
Revenue Recognition
The Company’s revenues from contracts with customers are derived from offerings that include services and related products primarily to the U.S. Government and its agencies, and subcontractors. The Company also serves domestic commercial customers.
The Company utilized ASC 606, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. The majority of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using management’s best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company forecasts expected costs of satisfying a performance obligation and then adding an appropriate margin for that distinct good or service.
The Company generates revenue under the following basic types of contracts:
•
Cost-Reimbursable Contracts: Under cost-reimbursable contracts, the contracts provide for the payment of allowable costs incurred during performance of the contract, up to a ceiling based on the amount that has been funded by the U.S. Government, plus a fixed fee, incentive fee or award fee.

•
Time-and-Materials Contracts: Under contracts in this category, the Company charges a fixed hourly rate for each direct labor hour expended and is reimbursed for billable material costs and billable out-of-pocket expenses inclusive of allocable indirect costs. The Company assumes the financial risk on time-and-materials contracts because costs of performance may exceed negotiated hourly rates.

•
Fixed-Price Contracts: Under a fixed-price contract, the Company performs the specified work for a predetermined price. To the extent actual direct and allocated indirect costs differ from the estimates upon which the price was negotiated, the Company will generate more or less profit, respectively, or could incur a loss.

The Company recognizes revenue over time when there is a continuous transfer of control to the customer. When control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. Based on the nature of the products and services provided in the contract, the Company uses judgment to determine if an input measure or output measure best depicts the transfer of control over time.
For service contracts, the Company typically satisfies performance obligations as services are rendered. The Company typically uses a cost-based input method to measure progress. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. For time-and-material contracts, the Company applies the right-to-invoice practical expedient, in which the Company bills the customer per labor hour and per material, and revenue is recognized in the amount invoiced since the amount corresponds directly to the value of performance to date. For some service contracts, a time-elapsed output method is used to measure progress, and revenue is recognized straight-line over the term of the contract.
If a contract does not meet the criteria for recognizing revenue over time, revenue is recognized at a point in time. Revenue that is recognized at a point in time is for the sale of products and software licenses. Revenue on these contracts is recognized at the point in time when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer. The Company considers control to be transferred when it has a present right to payment and the customer has legal title.
For contracts with customers involving the sale of software and related services, revenue is recognized when, or as, performance obligations under a contract are satisfied. Generally, this occurs with the transfer of control of the Company’s software or professional services. Control of a promised good or service may be transferred to a customer either at a point in time or over time, which affects the timing of revenue recognition. The Company generates revenue from arrangements that may include one or more of the following elements: (i) hardware appliances, (ii) perpetual software licenses, (iii) term software licenses, (iv) post-contract support and maintenance (“PCS”) for hardware and perpetual license software, (v) implementation and configuration, and (vi) professional services.
The nature of the Company’s contracts gives rise to several types of variable consideration, including award fees, incentive fees, requests for equitable adjustments, and unpriced change orders. The Company provides its best estimate of variable consideration when determining the transaction price. The estimate of variable consideration should be based on the most likely outcome in a specific contract. Variable consideration should not be included if the criterion for achievement is subjective or not defined, the business has experienced poor performance or write downs on similar contracts with variable consideration, or the amount is subject to market volatility.
Contract modifications are routine in the performance of contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue and profit cumulatively. Furthermore, since a significant change in one or more estimates could affect the profitability of contracts, the Company regularly reviews and updates its contract-related estimates. Changes in cumulative revenue estimates, due to changes in the estimated transaction price or cost estimates including defining contracts, are recorded using a cumulative catch-up adjustment in the period identified. The Company recognizes adjustments in estimated profit on contracts in the period in which the change is identified. The impact of adjustments in contract estimates can be reflected in either revenue or operating expenses in the Consolidated Statements of Operations.
Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and costs. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; the performance of subcontractors; and the availability and timing of funding from the customer. When estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and is recorded in the period in which the loss is determined.
For arrangements with the U.S. Government, work on contracts generally does not begin until funding is appropriated by the customer. Billing timetables and payment terms on contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either based on the achievement of contract milestones or progress payments based on a percentage of costs that are incurred. For certain contracts, the Company may receive advance payments prior to commencement of work, as well as milestone payments that are paid in accordance with the terms of the contract as work is performed. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the Consolidated Balance Sheets. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from the Company’s failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.
Multiple agencies of the U.S. Government directly or indirectly provided the majority of the Company’s contract revenue during the years ended December 31, 2023, 2022 and 2021.
Costs to Fulfill a Contract with a Customer
The Company recognizes assets for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy performance obligations, and are expected to be recovered in accordance with ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers. The assets related to costs to fulfill contracts with customers are capitalized and amortized over the period the related performance obligations are satisfied.
Cost of Revenue
Costs of revenue include all direct contract costs, as well as indirect overhead costs (excluding depreciation and amortization) that are allowable and allocable to contracts under federal procurement standards. Contract costs generally include direct costs such as materials, labor, subcontract costs and indirect costs identifiable with or allocable to a specific contract. Costs are expensed as incurred except for costs incurred to fulfill a contract (excluding bid and proposal costs), which are capitalized and amortized on a straight-line basis over the expected period of performance. The Company does not incur significant incremental costs to acquire contracts. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment by the Defense Contract Audit Agency or other cognizant audit agency. The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company. Contract revenue has been recorded in amounts that are expected to be realized upon final settlement.
Selling, general, and administrative
Selling, general, and administrative expenses (“SG&A”), include fringe benefits, and other expenses related to selling, marketing and proposal activities, and other administrative costs.
Research and Development
Research and development costs are expensed in the year incurred. These costs totaled $11.3 million, $9.0 million, and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Cash Equivalents
The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents. The Company’s cash equivalents are comprised of money market funds.
Restricted Cash
The Company’s restricted cash consists of cash that the Company is contractually obligated to maintain in accordance with a self-insured medical plan for one of its subsidiaries. Under the terms of the plan, the Company contributes to a bank account in its name based on amounts determined by a third-party administrator. The funds in this account are used to pay claims under the medical plan and are included in restricted cash on the Consolidated Balance Sheets.
Contract Receivables
Contract receivables consist of billed receivables and contract assets. Billed receivables represent the Company’s unconditional right to consideration under the contract and include the amounts billed and currently due from customers.
Billed receivables are considered past due if the invoice has been outstanding more than 30 days. The Company does not charge interest on billed receivables; however, federal governmental agencies generally pay interest on invoices outstanding more than 30 days.
Contract assets are primarily comprised of unbilled receivables which consists of revenue connected to the satisfaction or partial satisfaction of performance obligations which have not yet been billed or are due to timings of billings and revenues recognized on certain contracts, customer advances and progress payments, contract retentions, and indirect rate variances. Contract assets also include certain estimates of variable consideration. These contract assets are not considered a significant financing component of the Company’s contracts as the payment terms are intended to protect the customer in the event the Company does not perform on its obligations under the contract.
An estimated credit loss for uncollectible accounts is determined based on management’s consideration of trends in the actual and forecasted credit quality of customers, including delinquency and payment history; type of customer, such as a government agency or a commercial sector customer; and general economic and industry conditions that may affect customers’ ability to pay. In 2023, the total amount of credit losses tied to trade receivables was immaterial.
Inventory
Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Inventory consists primarily of components and subassemblies and finished products held for sale. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the Company evaluates inventory levels and expected usage on a periodic basis and records adjustments as required. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its net realizable value.

Property and Equipment
Property and equipment is stated at cost. Depreciation of property and equipment, including amortization of leasehold improvements, are provided using the straight-line method over the following estimated useful lives:
Computer hardware	3 – 5 years
Computer software	3 – 5 years
Facilities & equipment	5 – 10 years
Laboratory equipment	5 – 10 years
Automobiles	7 – 10 years
Leasehold improvements	Shorter of lease term or useful life
Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation and amortization is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.
The Company reviews the carrying value of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. No indicators of impairment were identified as of December 31, 2023 and 2022.
Internally Developed Software
The Company accounts for software development costs in accordance with ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed, which requires product development costs to be charged to research and development expense accounts; expensed as incurred until technological feasibility is attained and all other research and development activities for the product have been completed. Technological feasibility is attained when the Company has completed the planning, design, and testing phase of development and has determined the product viable for its intended use, which typically occurs when beta testing commences.
Capitalized costs for those products that are cancelled or abandoned are charged to impairment expense in the period of cancellation. Commencing upon product release, capitalized software development costs are amortized based on the straight-line method over 4 years.
The Company evaluates the future recoverability of capitalized software development costs on an annual basis. For products that have been released in prior years, the primary evaluation criterion is ongoing relations with the customer. No indicators of impairment were identified as of December 31, 2023 and 2022. Capitalized software is included within property and equipment, net, in the accompanying Consolidated Balance Sheets.
Business Combinations
The Company accounts for acquisitions of entities that consist of inputs and processes that have the ability to contribute to the creation of outputs as business combinations. The Company allocates the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition related expenses and integration costs are expensed as incurred.
Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price of a company acquired over the fair value of the net identifiable assets acquired and liabilities assumed. Goodwill is tested at the reporting unit level for impairment annually during the fourth quarter of the Company’s fiscal year or when events or circumstances change in a manner that indicates goodwill might be impaired. Events or circumstances that could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business or political climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends or significant underperformance relative to projected future results of operations. As of December 31, 2023 and 2022, there were no events that triggered an additional goodwill impairment analysis. The Company did not identify any goodwill impairment after completing the annual impairment test.
The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of the acquired business to the respective net tangible and intangible assets. Intangible assets are measured at fair value and are comprised of customer relationship intangibles, developed technology, and backlog. The fair value attributed to the intangible assets acquired was based on assumptions and other information compiled by management, including various objective valuation techniques. Amortization of these intangible assets is computed using the straight-line method over the estimated useful lives as follows:
Customer relationships	1 – 11 years
Developed technology	6 – 9 years
Backlog	1 – 2 years
The Company reviews all intangibles assets for impairment whenever management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on management’s assessment, there was no impairment at December 31, 2023 and 2022.
Unit-Based Compensation
The Company recognizes unit-based compensation expense for employees and non-employees based on the grant-date fair value of Incentive Unit awards over the applicable service period. For awards that vest based on continued service, unit-based compensation cost is recognized on a straight-line basis over the requisite service period. For awards with performance vesting conditions, unit-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. Forfeitures are accounted for in the period in which they occur. The grant date fair value of Incentive Unit awards that contain service or performance conditions is estimated using the Black-Scholes pricing model, which requires inputs based on certain subjective assumptions, including the expected unit price volatility, the expected term of the unit, the risk-free interest rate for a period that approximates the expected term of the units and the Company’s expected dividend yield. Unit-based compensation expense is included within selling, general, and administrative expenses in the Consolidated Statements of Operations.
Debt Issuance Costs
Debt issuance costs are comprised of fees incurred by the Company in connection with obtaining the notes payable (Note 8. Notes Payable) and are amortized using the straight-line method, which approximates the effective interest method, over the terms of the related loans, with amortization included in interest expense in the accompanying Consolidated Statements of Operations. Debt issuance costs, which are presented as a reduction of notes payable in the accompanying Consolidated Balance Sheets totaled $8.7 million and $5.6 million, net of amortization, as of December 31, 2023 and 2022, respectively.
During the years ended December 31, 2023, 2022 and 2021, amortization expense of debt issuance costs totaled $3.5 million, $2.2 million, and $0.8 million, respectively.
Contract Liabilities
Contract liabilities are equivalent to advance payments and billings in excess of revenues recognized in the Consolidated Balance Sheets. Certain customers make advance payments prior to the Company’s satisfaction of its performance obligations on the contract. These amounts are recorded as contract liabilities until such obligations are satisfied, either over time as costs are incurred or at a point in time when deliveries are made. Contract liabilities are not a significant financing component because they are used to meet working capital demands that can be higher in the early stages of a contract. The Company anticipates that substantially all of such amounts will be earned as revenue within one year when the performance obligation is satisfied.
Leases
The Company enters into contractual lease arrangements primarily for the use of real estate facilities. The Company leases office space under the terms of non-cancelable operating leases that expire at various dates through December 2032. The Company determines if a contract contains a lease at inception based on whether it conveys the right to control the use of an identified asset and whether the lease should be classified as an operating or financing lease. As of December 31, 2023 and 2022, all of the Company’s leases are classified as operating leases.
The Company records operating leases as right-of-use (ROU) assets, current operating lease liabilities and non-current operating lease liabilities in the Consolidated Balance Sheets. Lease expenses are recorded within selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations. Operating lease payments are presented within operating cash flows in the Consolidated Statements of Cash Flows.
Operating lease right-of-use assets and operating lease liabilities are recognized based on the net present value of future minimum lease payments over the lease term starting on the commencement date. The initial lease liability is equal to the present value of the future minimum lease payments over the lease term. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepaid lease payments, less any lease incentives. The Company generally is not able to determine the rate implicit in its leases and, as such, applies an incremental borrowing rate based on the Company’s cost of borrowing for the relevant terms of each lease.
Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company’s leases have remaining lease terms that range from less than one year to eleven years, some of which may include options to extend or terminate a lease if it is reasonably certain that the company will exercise such options. The Company has elected the practical expedient to not separate lease components from non-lease components, and also has elected not to record a right-of-use asset or lease liability for leases which, at inception, have a term of twelve months or less. Variable lease expenses are generally recorded in the period they are incurred and are excluded from the ROU assets and lease liability.
The Company does not have any material restrictions or covenants in its lease agreements or residual value guarantees.
Income Taxes
BlueHalo Financing TopCo, LLC is a limited liability company for federal income tax purposes and has elected to be treated as a C Corporation.
Prior to the Eqlipse Acquisition, BlueHalo Financing Holdings, LLC was a limited liability company for federal income tax purposes and has elected to be treated as a C Corporation. Verus Technology Group, Inc. and Ipsolon Research, Inc. are also treated as C Corporations. As such, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
BlueHalo Global Holdings, LLC, BlueHalo, ATA, Brilligent, Base2, Citadel and Asymmetrik (all wholly owned subsidiaries) are single member limited liability companies and are disregarded for income tax purposes. As such, these entities are generally not subject to individual corporate income taxes as the income, deductions, credits and other tax attributes of each company are combined for tax reporting purposes with BlueHalo Financing Holdings, LLC.
The Company is subject to income taxes in U.S. federal jurisdictions and various state jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require significant judgment to apply. The Company recognizes tax liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the Consolidated Financial Statements. The Company is generally no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years ended December 31, 2020 and prior.
Fair Value of Financial Instruments
Certain assets and liabilities are carried at fair value in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are as follows:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs (other than level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2023 and 2022, the fair value of the Company’s cash and cash equivalents, restricted cash, contract receivables, accounts payable and accrued expenses, accrued payroll and related liabilities, and contract liabilities approximate their carrying amounts due to the relatively short maturity of these items.
Certain non-financial assets, such as intangible assets, right of use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. Such fair value measures are considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used.
Concentrations of Credit Risk and Significant Customers
The Company’s assets that are exposed to credit risk consist primarily of cash and cash equivalents and billed receivables.

Cash and cash equivalents are maintained at accredited financial institutions. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 and, at times, balances may exceed federally insured limits. As of December 31, 2023 and 2022, the Company’s primary operating accounts significantly exceeded federally insured limits. The Company has never experienced any losses related to these balances. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
For the years ended December 31, 2023 and 2021, one customer accounted for 15.7%, and 12.0%, respectively, of total revenue. For the year ended December 31, 2022, there were no individual customers accounting for more than 10.0% of the revenue.
The Company’s billed receivables consist primarily of amounts due from various agencies of the federal government or prime contractors doing business with the federal government. All operations of the Company are in the United States. In the aggregate, the majority of receivables came from agencies of the U.S. Government. Historically, the Company has not experienced significant losses related to billed receivables and since the receivables are primarily with the U.S. Government, the Company believes that the credit risk related to billed receivables is minimal.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued Accounting Standards Updated (“ASU”) 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which is intended to enhance the transparency and usefulness of income tax disclosures through improved reporting related to the rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures in the Consolidated Financial Statements.
In November 2024, the FASB issued ASU 2024-03: Disaggregation of Income Statement Expenses, which requires disclosures about the nature of expenses presented on the face of the income statement. The guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures in the Consolidated Financial Statements.
The Company has assessed other accounting pronouncements issued or effective through the issuance date of these Consolidated Financial Statements and for the years ended December 31, 2023, 2022 and 2021, and deemed they were not applicable to the Company or are not anticipated to have a material effect on the Consolidated Financial Statements.
Recently Adopted Accounting Pronouncements
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires measurement and recognition of losses for financial instruments under the current expected credit loss model versus incurred losses under current guidance. The new standard became effective for private companies with fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 and its related amendments (“the new credit loss standard”) on January 1, 2023, which resulted in no cumulative-effect debit adjustment. The Company waived on all other disclosure requirements as the initial reserve calculated under the new credit loss standard is deemed immaterial to the Company’s Consolidated Financial Statements.
In February 2016, the FASB issued ASU 2016-02, Leases, which superseded the current lease guidance under Leases (Topic 840) and made several changes, such as requiring an entity to recognize a ROU assets and corresponding lease obligation on the balance sheet, classified as financing or operating, as appropriate. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to add clarity to certain areas within ASU 2016-02 and ASU 2018-11, Targeted Improvements, to add an additional and optional transition method to adopt the new leases standard by allowing recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.
Effective January 1, 2022, the Company adopted the requirements of ASC 842, Leases, using the modified retrospective transition approach. Comparative information for the prior fiscal year has not been retrospectively adjusted. As a result, on January 1, 2022, through a non-cash transaction, the Company recognized an operating right-of-use asset of $41.3 million and operating lease liability of $41.7 million on the accompanying Consolidated Balance Sheets. The difference between the ROU assets and operating lease liabilities was primarily due to previously accrued deferred rent expense relating to periods prior to January 1, 2022. The standard did not have a material impact on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows except for the non-cash implementation impact.
The Company elected certain practical expedients provided under ASC 842, including a package of practical expedients such that, upon the initial adoption of ASC 842, the Company did not reassess whether expired or existing contracts contain leases, nor did the Company reassess whether expired or existing contracts contain leases, nor did the Company reassess the lease classification for expired or existing leases. The Company did not elect the hindsight practical expedient to determine the lease term for existing leases and in assess impairment for the ROU assets.
NOTE 2.   ACQUISITIONS
Verus Technology Group, Inc. Acquisition
Under the terms of the Stock Purchase Agreement (“the Verus Stock Purchase Agreement”) dated March 31, 2023, BlueHalo acquired 100% of the stock of Verus Technology Group, Inc. (“Verus”). Verus designs, develops and integrates counter-Uncrewed Aerial Systems products. The Company’s primary reason for the acquisition was to gain strategic market position by increasing the Company’s suite of products. The purchase was accounted for under the acquisition method. The effective date of the acquisition was April 1, 2023.
Pursuant to the Verus Stock Purchase Agreement, the Company acquired 100% of Verus’ net assets for the aggregate purchase price of $63.6 million, which is exclusive of cash acquired of $1.6 million. The aggregate purchase consideration is comprised of cash, $12.5 million of rollover equity in BlueHalo Holdings Parent, LLC (“BlueHalo Parent”), and $0.6 million of net working capital adjustment.
The results of operations of Verus have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition effective date to December 31, 2023, Verus contributed $21.6 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to Verus is impracticable. The Company’s transaction costs of $1.5 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$1,593
Billed receivables	157
Inventory	2,455
Prepaid and other current assets	20
Property and equipment	58
Intangible assets	26,500
Other noncurrent assets	120
Total assets acquired	$30,903
Other current liabilities	$469
Net assets acquired	$30,434
Total consideration transferred	$63,635
Goodwill	$33,201

The identifiable intangible assets include customer relationships of $15.7 million with a remaining useful life of 5.0 years and developed technology of $10.8 million with a remaining useful life of 5.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The goodwill represents the acquired assembled workforce, which did not qualify for recognition as a separate intangible asset, going concern, the fair value of expected synergies and premiums paid by the Company. Goodwill related to this combination is not deductible for tax purposes.
Ipsolon Research, Inc. Acquisition
Under the terms of the Stock Purchase Agreement (the “Ipsolon Stock Purchase Agreement”) dated October 31, 2023, BlueHalo acquired 100% of the stock of Ipsolon Research, Inc. (“Ipsolon”). The Company’s primary reason for the acquisition was to improve operational efficiencies through strategic and technological initiatives allowing for expedited timeframes for rapid prototyping and product delivery while gaining strategic market position by ensuring quality across the supply chain. The purchase was accounted for under the acquisition method. The effective date of the acquisition was November 1, 2023.
Pursuant to the merger agreement, the Company acquired 100% of Ipsolon’s net assets for the aggregate purchase price of $5.2 million, which was exclusive of cash acquired of $0.1 million. The aggregate purchase consideration is comprised of cash and $0.5 million of rollover equity.
The results of operations of Ipsolon have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition date to December 31, 2023, Ipsolon contributed $0.1 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to Ipsolon is impracticable. The Company’s transaction costs of $0.3 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$56
Billed receivables	257
Inventory	279
Prepaid and other current assets	8
Property and equipment	26
Intangible assets	1,406
Other noncurrent assets	83
Total assets acquired	$2,115
Other current liabilities	$99
Net assets acquired	$2,016
Total consideration transferred	$5,232
Goodwill	$3,216
The identifiable intangible assets include customer relationships of $0.5 million with a remaining useful life of 2.0 years and developed technology of $0.9 million with a remaining useful life of 6.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The goodwill is attributable to the expected synergies, expanded market opportunities and other benefits that the Company believes will result from integrating the capabilities and leveraging the acquired workforce and market position of Ipsolon’s existing customers. Goodwill related to this combination is not deductible for tax purposes.
Design and Development Engineering Services Corp. Acquisition
Under the terms of the Stock Purchase Agreement (the “DDES Purchase Agreement”) dated March 1, 2021, BlueHalo acquired 100% of the membership interests of Design and Development Engineering Services Corporation (“DDES”). The purchase was accounted for under the acquisition method. The effective date of the acquisition was September 2, 2021.
Pursuant to the DDES Purchase Agreement, the Company acquired 100% of DDES’ net assets for the aggregate purchase price of $13.6 million, which is exclusive of cash acquired of $0.8 million. The aggregate purchase consideration is comprised $11.1 million of cash, $2.5 million of rollover equity, and an immaterial final net working capital adjustment. The Company recorded an immaterial net working capital adjustment as a receivable within prepaid expenses and other current assets in the Consolidated Balance Sheets as of December 31, 2021.
The results of operations of DDES have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition date to December 31, 2021, DDES contributed $6.1 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to DDES is impracticable. The Company’s transaction costs of $0.6 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$775
Billed receivables	4,211
Property and equipment	59
Intangible assets	5,300
Total assets acquired	$10,345
Other current liabilities	868
Other noncurrent liabilities	254
Total liabilities assumed	$1,122
Net assets acquired	$9,223
Total consideration transferred	$13,604
Goodwill	$4,381
During 2022, the Company recorded a measurement period adjustment to a contract liability that was recorded as of the acquisition date totaling $0.6 million. The measurement period adjustment resulted in the company recognizing additional goodwill totaling $0.6 million during the year ended December 31, 2022 through a non-cash transaction.
The identifiable intangible assets include customer relationships of $2.4 million with a remaining useful life of 6.0 years and developed technology of $2.9 million with a remaining useful life of 2.0 years.

The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The goodwill represents the value attributable to new and unidentifiable contracts, technology, and customers. Goodwill related to this combination is not deductible for tax purposes.
Intelligent Automation, Inc. Acquisition
Under the terms of the Stock Purchase Agreement (the “IAI Stock Purchase Agreement”) dated August 14, 2021, BlueHalo acquired 100% of the stock of Intelligent Automation, Inc. (“IAI”). The purchase was accounted for under the acquisition method. The effective date of the acquisition was September 15, 2021.
Pursuant to the IAI Stock Purchase Agreement, the Company acquired 100% of IAI’s net assets for the aggregate purchase price of $154.8 million, which is exclusive of cash acquired of $0.3 million. The aggregate purchase consideration is comprised of $148.6 million of cash, $6.5 million of rollover equity, and a final net working capital adjustment of $0.3 million. The Company recorded the net working capital adjustment amount of $0.3 million as a receivable within prepaid expenses and other current assets in the Consolidated Balance Sheets as of December 31, 2021.
The results of operations of IAI have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition date to December 31, 2021, IAI contributed $24.7 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to IAI is impracticable. The Company’s transaction costs of $2.1 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$346
Billed receivables	15,033
Inventory	2,154
Other current assets	496
Property and equipment	692
Intangible assets	38,200
Other noncurrent assets	342
Total assets acquired	$57,263
Other current liabilities	16,853
Other noncurrent liabilities	404
Total liabilities assumed	$17,257
Net assets acquired	$40,006
Total consideration transferred	$154,811
Goodwill	$114,805
The identifiable intangible assets include customer relationships of $15.5 million with a remaining useful life of 10.0 years, developed technology of $16.8 million with a remaining useful life of 6.0 years, and backlog of $5.9 million with a remaining useful life of 2.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The goodwill represents the value attributable to new and unidentifiable contracts, technology, and customers. Goodwill related to this combination is not deductible for tax purposes.
Citadel Defense Company Acquisition
Under the terms of the Stock Purchase Agreement (the “Citadel Purchase Agreement”) dated November 5, 2021, BlueHalo acquired 100% of the stock of Citadel Defense Company (“Citadel”). The purchase was accounted for under the acquisition method. The acquisition was effective November 4, 2021.
Pursuant to the Citadel Purchase Agreement, the Company acquired 100% of Citadel’s net assets for the aggregate purchase price of $104.6 million, which is exclusive of cash acquired of $11.7 million. The aggregate purchase consideration is comprised of $102.8 million of cash, $2.0 million of rollover equity, and a final net working capital adjustment of $0.2 million. The Company recorded the net working capital adjustment amount of $0.2 million as a receivable within prepaid expenses and other current assets in the Consolidated Balance Sheets as of December 31, 2021.
The results of operations of Citadel have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition date to December 31, 2021, Citadel contributed $1.2 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to Citadel is impracticable. The Company’s transaction costs of $1.4 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$11,665
Billed receivables	7,603
Inventory	3,868
Other current assets	706
Property and equipment	2,669
Intangible assets	23,600
Deferred income taxes	1,563
Total assets acquired	$51,674
Other current liabilities	$6,957
Net assets acquired	$44,717
Total consideration transferred	$104,616
Goodwill	$59,899
The identifiable intangible assets include customer relationships of $8.8 million with a remaining useful life of 2.0 years and developed technology of $14.8 million with a remaining useful life of 6.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.

The goodwill represents the value attributable to new and unidentifiable contracts, technology, and customers. Goodwill related to this combination is not deductible for tax purposes.
Asymmetrik Ltd. Acquisition
Under the terms of the Agreement and Plan of Merger (the “Asymmetrik Merger Agreement”) dated November 22, 2021, BlueHalo acquired 100% of the stock of Asymmetrik Ltd. (“Asymmetrik”). The purchase was accounted for under the acquisition method. The acquisition was effective November 23, 2021.
Pursuant to the Asymmetrik Merger Agreement, the Company acquired 100% of Asymmetrik’s net assets for the aggregate purchase price of $132.2 million, which was exclusive of cash acquired totaling $2.2 million. The aggregate purchase price is comprised of $111.5 million of cash, note payable to seller of $6.5 million, $14.0 million of rollover equity, and a final net working capital adjustment totaling $0.2 million to be paid to the sellers and is recorded as a liability within accounts payable and accrued expense in the Consolidated Balance Sheets as of December 31, 2021.
The results of operations of Asymmetrik have been included in the accompanying Consolidated Financial Statements since the effective date of the acquisition. For the period from the acquisition date to December 31, 2021, Asymmetrik contributed $6.6 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to Asymmetrik is impracticable. The Company’s transaction costs of $3.3 million associated with this acquisition are included within selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$2,236
Billed receivables	7,145
Property and equipment	1,379
Intangible assets	46,000
Other noncurrent assets	164
Total assets acquired	$56,924
Other current liabilities	9,321
Deferred income taxes	9,134
Total liabilities assumed	$18,455
Net assets acquired	$38,469
Total consideration transferred	$132,247
Goodwill	$93,778
During 2022, the Company recorded a measurement period adjustment related to the final net working capital adjustment and adjustment to accounts payable. The measurement period adjustment resulted in the Company recognizing a reduction of goodwill totaling $0.4 million during the year ended December 31, 2022.
The identifiable intangible assets include customer relationships of $44.3 million with a remaining useful life of 11.0 years and backlog of $1.7 million with a remaining useful life of 1.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.

The goodwill represents the value attributable to new and unidentifiable contracts, technology, and customers. Goodwill related to this combination is not deductible for tax purposes.
NOTE 3.   INVENTORY
Inventory consists of the following (in thousands):
	As of December 31,
	2023	2022
Raw materials	$268	$—
Work-in-process	4,663	2,619
Finished goods	31,818	9,837
Inventory	$36,749	$12,456
For the years ended December 31, 2023, 2022 and 2021, the Company did not record a reserve for inventory excess and obsolescence.
NOTE 4.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net consists of the following (in thousands):
	As of December 31,
	2023	2022
Office and laboratory equipment	$10,278	$7,412
Computer hardware and software	8,874	7,104
Capitalized software	29,464	19,864
Construction in progress	37,848	18,215
Furniture and fixtures	3,155	2,873
Leasehold improvements	2,416	2,277
Automobiles	998	951
Property and equipment, gross	93,033	58,696
Less: Accumulated depreciation and amortization	(22,879)	(12,881)
Property and equipment, net	$70,154	$45,815
Depreciation and amortization expense related to property and equipment totaled $10.2 million, $6.4 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.
NOTE 5.   GOODWILL
Goodwill represents the residual difference between the consideration paid for a business and the fair value of the net assets acquired. The Company’s goodwill is the result of its acquisitions.
The following table presents the changes in the Company’s goodwill balance (in thousands):
Balance at December 31, 2021	$364,169
Addition: DDES goodwill	557
Reduction: Asymmetrik goodwill	(442)
Balance at December 31, 2022	364,284
Addition: Verus goodwill	33,201
Addition: Ipsolon goodwill	3,216
Balance at December 31, 2023	$400,701

The change in goodwill during fiscal year 2022 related to measurement period adjustments from the DDES acquisition and the Asymmetrik acquisition, respectively.
NOTE 6.   INTANGIBLE ASSETS
Intangible assets primarily consist of customer relationships, developed technology, and backlog.
Intangible assets, net consisted of the following (in thousands, except weighted average remaining useful life):
	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average remaining useful life (in years)
Customer relationships	$183,342	$60,187	$123,155	9.2
Developed technology	60,138	22,556	37,582	5.9
Backlog	19,780	19,780	—	1.4
	$263,260	$102,523	$160,737
	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average remaining useful life (in years)
Customer relationships	$167,173	$38,861	$128,312	9.6
Developed technology	48,400	12,976	35,424	6.2
Backlog	19,780	16,724	3,056	1.4
	$235,353	$68,561	$166,792
Amortization expense related to these intangible assets totaled $34.0 million, $35.9 million, and $19.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.
The estimated scheduled amortization expense for intangible assets in future years is as follows (in thousands):
Amount
Years Ending December 31,
2024	$28,889
2025	28,849
2026	27,817
2027	24,893
2028	16,568
Thereafter	33,721
Total	$160,737
NOTE 7.   PREPAID AND OTHER CURRENT ASSETS
Prepaid and other current assets consisted of the following (in thousands):
	As of December 31,
	2023	2022
Prepaid expenses	$6,708	$6,001
Prepaid insurance	916	980

	As of December 31,
	2023	2022
Other	2,384	3,806
Total	$10,008	$10,787

NOTE 8.   NOTES PAYABLE
In connection with the consummation of the acquisition of Aegis Global Holdings, LLC on October 31, 2019, which was renamed BlueHalo Global Holdings, LLC in 2020, the Company, as borrower, and Apogem Capital LLC, as administrative agent, entered into a Credit Agreement with certain lenders, including Madison Capital Funding LLC, as the joint lead arranger, the swing line lender, Churchill Asset Management LLC, the Governor and Company of the Bank of Ireland, as joint lead arrangers (the “Credit Agreement”). The Credit Agreement initially provided for (i) $10.0 million revolving loan facility (the “Revolving Facility”), (ii) $30.0 million in term loans (the “Term Loan”), and (iii) up to $2.0 million in swing line loans (the “Swing Loan”, together with the Revolving Facility and Term Loan, the “Credit Facilities”). Over time, the Credit Agreement was amended and restated multiple times, resulting in significant increases in both Revolving Facility and Term Loan.
On October 31, 2020, the Credit Agreement was amended and restated to increase the Revolving Facility amount to $20.0 million and the Term Loan to $80.0 million. On December 15, 2020, the Credit Agreement was amended and restated to provide an additional $5.0 million in Revolving Facility commitments and $48.0 million of Term Loan, such that the loan commitments were $25.0 million and $128.0 million, respectively.
On August 5, 2021, the Credit Agreement was amended and restated to provide an additional $8.9 million of Term Loan. On September 15, 2021, the Credit Agreement was amended and restated to provide an additional $10.0 million in Revolving Facility commitments and $115.1 million in Term Loan. On November 5, 2021, Credit Agreement was amended and restated to provide an additional $3.0 million in Revolving Facility commitments and $60.0 million of Term Loan. On November 22, 2021, the Credit Agreement was amended and restated to provide an additional $13.0 million in Revolving Facility commitments and $89.7 million of Term Loans, such that the maximum Revolving Facility commitment amount and the maximum Term Loan commitments were $51.0 million and $401.7 million, respectively.
On February 15, 2023, the Credit Agreement was amended and restated to provide an additional $48.2 million of Term Loan. On March 31, 2023, the Credit Agreement was amended and restated to provide an additional $40.0 million of Term Loan, such that the Revolving Facility amount and Term Loan commitments were $51.0 million and $489.9 million, respectively.
The Company is considered a guarantor per the Credit Agreement. The Credit Agreement calls for administration fees and requires the Company to be in compliance with certain financial covenants. As of December 31, 2023, the Company is in compliance with all amended debt covenants.
Revolving Loan Facility
Under the terms of the Credit Agreement, the Company may borrow up to $51.0 million. Borrowings under the revolving line-of-credit bear interest at the base rate plus the applicable margin (6.5% and 10.7% as of December 31, 2023 and 2022, respectively). The Credit Agreement also requires the Company to pay a quarterly commitment fee. This revolving line-of-credit is secured by the assets of the Company, and expires, if not renewed, on October 31, 2025. There were $29.8 million and $47.0 million of borrowings outstanding on the revolving line-of- credit at December 31, 2023 and 2022, respectively.
Term Loan
Under the terms of the original credit and guaranty agreement, the Company made initial borrowings through the Term Loan facility in an aggregate principal amount of $30.0 million. The proceeds from the Term Loan and Revolving Facility were used to provide part of the funds necessary for the business combination occurring on October 30, 2019. Borrowings under the Term Loan were secured by all corporate assets, with quarterly payments of principal of $0.1 million beginning March 31, 2020 through September 30, 2025, with the remainder of the unpaid principal due at maturity, plus accrued interest at the base rate plus the applicable margin (6.5% margin for a total rate of 11.4% at December 31, 2023 and 2022, respectively). The maturity date of the Term Loan is October 31, 2025.
During 2023, the Company made aggregate borrowings through the Term Loan facility in an aggregate principal amount of $88.2 million to provide part of the funds necessary for the business combinations described in Note 2. Acquisitions.
As of December 31, 2023 and 2022, the Company had borrowings outstanding on the Term Loan, net of debt issuance costs, totaling $470.6 million and $390.4 million, respectively. Borrowings under the Term Loan are secured by all corporate assets, with quarterly payments of principal of $1.2 million beginning March 31, 2023 through October 30, 2025, with the remainder of the unpaid principal due at maturity, plus accrued interest at the base rate plus the applicable margin (noted above).
Indebtedness under the Term Loan consisted of the following (in thousands):
	As of December 31,
	2023	2022
Term loan	$479,364	$395,964
Advance on revolving credit facility	29,840	47,000
Total face value of notes payable	509,204	442,964
Less: current portion	(34,739)	(51,017)
Less: unamortized debt issuance costs	(8,743)	(5,560)
Noncurrent portion of notes payable	$465,722	$386,387
Aggregate Principal Payments
Aggregate minimum principal payments on the Term Loan as of December 31, 2023 are as follows (in thousands):
Amount
2024	$4,899
2025	474,465
Total	$479,364
Because the Term Loan matures within one year of the issuance date of these Consolidated Financial Statements, there is substantial doubt about the Company’s ability to continue as a going concern. The Company will continue to work with its current lenders to refinance the existing debt. See also the Going Concern subsection of Note 1. Organization and Summary of Significant Accounting Policies.
NOTE 9.   RELATED PARTY TRANSACTIONS
On April 3, 2020, BlueHalo Holdings entered into a promissory note with BlueHalo Parent (the ultimate member of Holdings) totaling $3.3 million. The note bears interest at a rate of 1.0% per annum, paid-in-kind, and compounded annually on each anniversary date of the note. All principal and paid-in-kind interest are payable at maturity on April 3, 2026. The Company accrued interest on the promissory note totaling $0.1 million as of December 31, 2023 and 2022.
On November 22, 2021, as part of the acquisition of Asymmetrik, BlueHalo entered into a promissory note to pay the seller of Asymmetrik $6.5 million, together with capitalized interest, upon maturity. The note bears interest at a rate of 5.0% per annum, paid-in-kind. The promissory note matures and is payable upon a change in control event, as defined in the amended and restated limited liability company agreement of BlueHalo Parent. The accrued interest on the promissory note was $0.7 million and $0.4 million as of December 31, 2023 and 2022, respectively. The Company accrued an immaterial amount interest on the promissory note during the year ended December 31, 2021.

The Company also leases office space in two buildings that are owned by members of BlueHalo Parent. The first is an approximately 50,000 square foot facility on Jan Davis Drive in Huntsville, AL. The second is a 7,400 square foot facility on Channing Drive in Fairborn, OH. For these two facilities, the Company paid $1.2 million, $0.2 million and $0.2 million of rent expense during the years ended December 31, 2023, 2022 and 2021, respectively.
NOTE 10.   REVENUE
Remaining Performance Obligations
Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized. As of December 31, 2023, the Company’s remaining performance obligations were $500.4 million. The Company currently expects to recognize approximately $345.4 million of the remaining performance obligations as revenue during the year ended December 31, 2024 and the remaining to be recognized thereafter.
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by contract and customer type, as the Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
Disaggregated revenues by contract type were as follows (in thousands):
	Year Ended December 31,
	2023	2022	2021
Cost Plus	$297,748	$249,597	$179,633
Fixed Price	169,349	123,942	53,641
Time and Materials	90,425	79,457	68,092
Total revenue	$557,522	$452,996	$301,366
Disaggregated revenues by customer type were as follows (in thousands):
	Year Ended December 31,
	2023	2022	2021
U.S. Government	$544,494	$438,905	$294,109
Non-U.S. Government	13,028	14,091	7,257
Total revenue	$557,522	$452,996	$301,366
Contract Balances
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables, and contract liabilities on the Consolidated Balance Sheets. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets recorded on the Consolidated Balance Sheets. However, the Company sometimes receives advance payments or deposits prior to the commencement of work, as well as milestone payments that are paid in accordance with the terms of the contract as work is performed, which results in contract liabilities recorded on the Consolidated Balance Sheets. These assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period.

Contract balances consist of the following (in thousands):
	As of December 31,
	2023	2022
Billed receivables net of credit losses	$70,279	$49,045
Contract assets	71,220	71,324
Contract receivables	$141,499	$120,369
Contract liabilities	$26,889	$16,426
The increase in contract liabilities from year end is primarily due to new advance payment projects, changes in billing practices, and the recognition of revenue on contracts for which the Company was paid in prior periods.
NOTE 11.   PROFIT SHARING PLAN
BlueHalo and its subsidiaries maintain various defined contribution savings plans (the Plans) under Section 401(k) of the Internal Revenue Code for substantially all eligible employees, as defined by the Plans. Participants may make voluntary contributions up to the maximum amount allowable by law. The Company does not allow investment in its common stock through the Plans.
During the years ended December 31, 2023, 2022 and 2021 the Company made contributions, net of forfeitures, to the Plans of $13.0 million, $13.0 million, and $9.5 million, respectively.
NOTE 12.   MEMBER’S EQUITY
Prior to the Eqlipse Transactions, the sole member of the Company, BlueHalo Equity Holdings, LLC, owned 100% of the 100 issued and outstanding membership units.
As a result of the Eqlipse Transactions, Eqlipse Technologies, previously a wholly owned subsidiary of Eqlipse Parent (i) became a direct wholly owned subsidiary of BlueHalo Parent (ii) became the sole member of BlueHalo Holdings through the issuance of 1,092,493 common units of Eqlipse Technologies in exchange for the 100 membership units of BlueHalo Holdings owned by BlueHalo Parent and (iii) was renamed to BlueHalo TopCo. BlueHalo Parent accounted for the Eqlipse Acquisition as a business combination in which BlueHalo Parent was the accounting acquirer. Refer to Note 17. Subsequent Events.
Member’s Contributions
During the years ended December 31, 2023, 2022 and 2021, the Company recorded contributions from members totaling $52.8 million, $6.9 million, and $145.4 million, respectively, that were paid to the Company for the purchase of membership units in BlueHalo Parent.
During the year ended December 31, 2021, the Company recorded contributions from members totaling $2.3 million for the issuance of membership units in BlueHalo Parent in which cash was not received until 2022. The receivables for membership units issued in 2021 were recorded within prepaid and other current assets in the accompanying Consolidated Balance Sheets.
NOTE 13.   UNIT-BASED COMPENSATION
2019 Management Incentive Plan
Aegis Holdings Parent, LLC (renamed BlueHalo Holdings Parent, LLC) 2019 Management Incentive Plan (“the Incentive Plan”) was established to promote the interests of the Company whereby, the Company may issue membership units (“Incentive Units”) as equity compensation to employees, consultants or other service providers to the Company or any subsidiary (collectively, Service Providers) for services provided to, or for the benefit of, the Company or any of its subsidiaries.
The Board of Managers is authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units. Each Award Agreement shall include such terms, conditions,

rights and obligations as may be determined by the Board of Managers (including without limitation vesting criteria), in its sole discretion, consistent with the terms of the Plan.
During the year ended December 31, 2023, approximately 93,500 Incentive Units were granted related to the Company under the Incentive Plan. In connection with the issuance of any Incentive Units, the Board will determine and set a threshold dollar amount with respect to the units. In the event of distribution by the Company, the proceeds distributed to the holder would be reduced by the threshold amount.
The Incentive Units are subject to time, performance and return-based vesting requirements, with all agreements having the following vesting requirements: “one-third (1∕3) of the Incentive Units are designated as time-vested, one-third (1∕3) of the Incentive Units are designated performance-vested and one-third (1∕3) of the Incentive Units are designated return-vested.”
Incentive Units vest based on time or performance-based milestones. Vesting of all Incentive Units is generally subject to continuing service over the vesting periods. For awards that are time-vested based on continued service, unit-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. The vesting period is five years. For awards that are performance vested, unit-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. Return vested units are only to vest upon a change of control event. The Company has not recognized any compensation expense for return-vested units as of December 31, 2023 as the vesting conditions are not probable to be met.
The following table presents the Unvested Incentive Units activity:
	Number of Nonvested Incentive Units	Weighted- Average Grant Date Fair Value
Outstanding at December 31, 2020	129,045	$15.78
Incentive Units granted	167,751	30.81
Incentive Units vested	(33,645)	22.96
Incentive Units forfeited	(14,126)	15.99
Outstanding at December 31, 2021	249,025	24.93
Incentive Units granted	81,460	36.64
Incentive Units vested	(48,154)	26.46
Incentive Units forfeited	(15,820)	33.23
Outstanding at December 31, 2022	266,511	27.74
Incentive Units granted	93,500	68.19
Incentive Units vested	(57,611)	34.32
Incentive Units forfeited	(5,651)	26.44
Outstanding at December 31, 2023	296,749	$39.23
The estimated grant-date fair value of the Company’s Incentive Units was calculated using the Black-Scholes pricing model, based on the following assumptions:
Year Ended December 31, 2023
Expected term (in years)	1.5 – 2.3
Expected volatility	47.5% – 50.0%
Risk-free interest rate	4.5% – 4.9%
In accordance with ASC 718, Compensation — Stock Compensation, the Company recorded compensation expense associated with the Incentive Units during the years ended December 31, 2023, 2022 and 2021, in an amount of $2.3 million, $1.7 million and $1.4 million, respectively. The compensation expense has been included within selling, general, and administrative expenses in the accompanying

Consolidated Statements of Operations and as a unit-based compensation within the accompanying Consolidated Statements of Changes In Member’s Equity. As of December 31, 2023, there was $11.6 million of unrecognized compensation expense related to nonvested units, of which $3.4 million is related to time-vesting units.
The Company reports fully vested awards of $4.3 million at December 31, 2023.
NOTE 14:   INCOME TAXES
The current and deferred components of the income tax expense (benefit) consists of the following (in thousands):
	Year Ended December 31,
	2023	2022	2021
Current:
Federal	$411	$245	$(1,095)
State	927	436	(248)
Total current provision	1,338	681	(1,343)
Deferred:
Federal	326	(4,477)	(2,477)
State	131	(465)	(322)
Total deferred provision	457	(4,942)	(2,799)
Total	$1,795	$(4,261)	$(4,142)
The Company’s effective tax rate differs from the U.S. federal tax rate of 21.0% primarily due to state taxes, research & development tax credits, and valuation allowances against deferred tax assets.
The difference between the Company’s reported total provision for income taxes and the U.S. federal statutory rate of 21.0% is as follows:
	Year Ended December 31,
	2023	2022	2021
Income tax expense at statutory rate	21.0%	21.0%	21.0%
State taxes (net of federal benefit)	2.0%	6.6%	1.9%
Permanent differences	—%	—%	—%
Research & development tax credits	1.7%	5.2%	0.3%
Change in valuation allowance	(24.5)%	(22.2)%	—%
Transaction costs	—%	—%	(6.0)%
Other, net	(3.2)%	(0.3)%	1.3%
Total income tax expense (benefit)	(3.0)%	10.3%	18.5%

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):
	As of December 31,
	2023	2022
Deferred tax assets:
Transaction costs	$1,503	$1,711
Deferred revenue	—	238
163J limitation	21,238	7,286
Accrued compensation	4,083	3,223
Prepaids	511	543
Other accruals & reserves	77	—
IRC section 174 capitalization	7,426	6,487
Lease liability	14,014	14,245
Net operating losses & credit carryforwards	8,829	7,028
State net operating losses & modifications	1,247	2,080
Other	—	48
Gross deferred tax assets	58,928	42,889
Less: valuation allowance	(22,620)	(8,561)
Net deferred tax assets	36,308	34,328
Deferred tax liabilities:
Property and equipment	2,636	3,207
ROU assets	13,145	13,867
Goodwill and intangible assets	20,772	17,155
Other	31	99
Total net deferred tax liabilities	36,584	34,328
Deferred tax (liabilities) assets	$(276)	$—
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. The Company has analyzed the deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized. Accordingly, valuation allowances have been recognized of $22.6 million and $8.6 million, as of December 31, 2023 and 2022, respectively, related to certain deductible temporary differences and net operating loss carryforwards. The increase in valuation is primarily a result of current year increases to excess business interest expense carryforwards in the United States that are not supported by the reversal of taxable temporary differences. No valuation allowance was recognized as of December 31, 2021.
As of December 31, 2023, the Company had $33.5 million of U.S. federal and $34.7 million of state net operating loss carryforwards available as a result of several acquisitions. Section 382 of the Internal Revenue Code (IRC) limits utilization of NOL carryforwards when an ownership change occurs as defined by that Section. The Company is in the process of performing a Section 382 analysis with respect to all acquired entities, but all NOLs were generated in post-tax reform periods subject to the parameters of the Tax Cuts and Jobs Act (TCJA) and therefore such NOL’s have an indefinite life and no amount will expire unused.
As of and for the year ended December 31, 2023, the Company had not established a liability for uncertain tax positions as no such positions existed. In general, the Company’s tax returns are subject to U.S. federal, state and local tax examinations by tax authorities. Generally, the Company is not subject to examination by taxing authorities for tax years prior to 2019. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

NOTE 15:   LEASES
The Company’s total lease cost recorded in selling, general, and administrative expenses for the years ended December 31, 2023 and 2022 were as follows (in thousands):
	Year Ended December 31,
	2023	2022
Operating lease cost	$11,614	$11,680
Short-term lease cost	1,137	122
Total lease cost	$12,751	$11,802
Total rental expense under operating leases classified under ASC 840 was $6.1 million for the year ended December 31, 2021.
The following is a schedule by year of the future minimum lease payments required under these leases that have initial or remaining terms in excess of one year as of December 31, 2023 (in thousands):
Amount
2024	$11,391
2025	11,841
2026	10,429
2027	10,337
2028	8,721
Thereafter	19,351
Total lease payments	72,070
Less: Imputed interest	(17,272)
Present value of minimum lease payments	54,798
Less: Current portion of operating lease liabilities	(9,352)
Noncurrent portion of operating lease liabilities	$45,446
Supplemental lease information for the years ended December 31 was as follows (in thousands):
	Year Ended December 31,
	2023	2022
Cash paid for leases	$10,968	$10,283
Operating right-of-use asset obtained in exchange for operating lease entered into during the year	$1,493	$19,145
Operating lease term and discount rate
Weighted-average remaining lease term in years	7.15	10.77
Weighted-average discount rate	5.0%	4.8%
NOTE 16:   COMMITMENTS AND CONTINGENCIES
Commitments
The Company’s operations are conducted in leased facilities. Refer to Note 15. Leases for additional information on the Company’s related commitments.
Risks and Uncertainties
The Company faces various risks related to U.S. Government funding decisions. Delays in funding decisions or re-appropriation of funds for programs could have an impact on the Company’s revenues. Management continues to monitor government budgetary and funding activities, to assess possible implications to operations and revenues, and to take actions in an effort to mitigate adverse consequences in the case of any delays or re-appropriation of funds. The Company also continues to actively pursue new opportunities that may result from such changes.
NOTE 17:   SUBSEQUENT EVENTS
The Company has evaluated its December 31, 2023 Consolidated Financial Statements for subsequent events through January 31, 2025, the date the Consolidated Financial Statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the Consolidated Financial Statements.
Acquisition of Eqlipse Technologies
On March 1, 2024, BlueHalo Parent entered into and executed an agreement and plan of merger with Eqlipse Technologies Holdings Parent, LLC (“Eqlipse Parent”), pursuant to which BlueHalo Parent issued equity to acquire Eqlipse Parent and its wholly owned subsidiaries (“Eqlipse Acquisition”). Subsequent to the Eqlipse Acquisition, BlueHalo Parent effected an internal reorganization through a series of mergers and entity contributions (collectively with the Eqlipse Acquisition, the “Eqlipse Transactions”). As a result of the Eqlipse Transactions, Eqlipse Technologies Financing Holdings, LLC (“Eqlipse Technologies”), previously a wholly owned subsidiary of Eqlipse Parent (i) became a direct wholly owned subsidiary of BlueHalo Parent (ii) became the sole member of BlueHalo Holdings through the issuance of 1,092,493 common units of Eqlipse Technologies in exchange for the 100 membership units of BlueHalo Holdings owned by BlueHalo Parent and (iii) was renamed to BlueHalo Financing TopCo, LLC (“BlueHalo TopCo”).
BlueHalo Parent accounted for the Eqlipse Acquisition as a business combination in which BlueHalo Parent was the accounting acquirer. BlueHalo Parent was determined to be the accounting acquirer due to its size relative to Eqlipse Parent, and BlueHalo Parent’s management retaining its positions in the continuing entity.
The subsequent reorganization transactions were accounted for as transactions between entities under common control which resulted in a change in reporting entity and required retrospective combination of the entities from the inception of common control (i.e., March 1, 2024). As common control of the entities was established on March 1, 2024, the Company assessed and determined that BlueHalo Holdings was the receiving entity for accounting purposes because it was under common control of BlueHalo Parent first. These common control reorganization events are accounted for akin to a reverse recapitalization with the combined entity representing a continuation of the consolidated financial results of BlueHalo adjusted for the Eqlipse Transactions on March 1, 2024, the date common control was established.
On March 1, 2024, as part of the Eqlipse Transactions, the Company entered into an amendment (the “Eighth Amendment”) to its Credit Agreement. The Credit Agreement, as amended by the Eighth Amendment to the Credit Agreement, implemented certain secured overnight financing rate (“SOFR”) interest rate mechanics and interest rate benchmark replacement provisions in order to effectuate the transition from LIBOR as a reference interest rate. Under the Credit Agreement, as amended through the Eighth Amendment, the interest rates applicable to loans under the Credit Facilities are floating interest rates that, at the Company’s option, equal (a) a SOFR rate (with a 1% floor), plus in each case, an applicable margin based upon the Company’s consolidated leverage ratio, or (b) a base rate (with a 2% floor).
Acquisition of VideoRay
In November 2024, the Company executed an agreement for the acquisition of VideoRay. VideoRay is a global leader in underwater robotic systems. The total purchase price for the acquisition was $202.4 million, paid in cash. In connection with the acquisition, the Company entered into an amendment (the “Ninth Amendment”) to its Credit Agreement. Among other things the Ninth Amendment (i) provided an additional $220.0 million of Term Loan, (ii) increased the available Letters of Credit under the Revolving Loan Facility to $150.0 million, and (iii) updated adjusted term SOFR on existing borrowings under the Revolving Loan Facility and Term Loan ranging from 6.00% to 4.75% with three 0.25% reductions of the rate at specified pricing levels and a 0.25% automatic reduction upon consummation of an Initial Public Offering, Special Purpose Acquisition Company transaction, or event resulting in the Company becoming a public company or subsidiary of a public company. The Company is currently assessing the Ninth Amendment under the relevant guidance in Subtopic 470-50, Modifications and Extinguishments, to determine if the Ninth Amendment should be accounted for as an extinguishment or debt modification.
AeroVironment, Inc. Acquisition of BlueHalo
On November 18, 2024, the Company and AeroVironment, Inc. entered into a definitive merger agreement, under which AV will acquire the Company in an all-stock transaction with an enterprise value of approximately $4.1 billion.
The transaction is expected to close in the first half of calendar 2025, subject to regulatory and AV shareholder approvals, as well as other customary closing conditions. Per the terms of the merger agreement, AV will issue approximately 18.5 million shares of AV common stock to BlueHalo Parent. Following the close of the transaction and based on AV’s shares outstanding as of November 18, 2024, AV’s shareholders will own approximately 60.5% of the combined company and BlueHalo’s equity holders will own approximately 39.5%, subject to closing adjustments.
Term Loan Amendment
On January 8, 2025, the Company entered into an amendment (the “Tenth Amendment”) to its Credit Agreement. The Tenth Amendment provided an additional $40.0 million of Term Loan, The Company is currently assessing the Tenth Amendment under the relevant guidance in Subtopic 470-50, Modifications and Extinguishments, to determine if the Tenth Amendment should be accounted for as an extinguishment or debt modification.

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Financial Statements for the Three and Nine months ended September 30, 2024 and September 30, 2023

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Balance Sheets
($ in thousands)
	As of
	September 30, 2024 (Unaudited)	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$31,260	$11,872
Restricted cash	202	212
Billed receivables net of credit losses of $634 and $311 at September 30, 2024 and December 31, 2023, respectively	100,447	70,279
Contract assets	93,413	71,220
Inventory, net	67,422	36,749
Income taxes receivable	4,388	3,014
Prepaid and other current assets	19,522	10,008
Total current assets	316,654	203,354
Property and equipment, net	98,244	70,154
Operating lease right-of-use assets	63,069	48,222
Goodwill	710,502	400,701
Intangible assets, net	469,361	160,737
Other noncurrent assets	5,334	2,321
Total assets	$1,663,164	$885,489
Liabilities and Member’s Equity
Current liabilities:
Line of credit	$40,000	$29,840
Current portion of notes payable	3,993	4,899
Accounts payable	46,497	60,944
Accrued payroll and related liabilities	50,743	27,718
Contract liabilities	42,351	26,889
Current operating lease liabilities	12,386	9,352
Other current liabilities	10,828	5,325
Total current liabilities	206,798	164,967
Non-current portion of notes payable	507,736	465,722
Related party notes payable	10,899	10,606
Non-current operating lease liabilities	62,184	45,446
Other noncurrent liabilities	904	—
Deferred income taxes, net	3,216	276
Total liabilities	791,737	687,017
Mezzanine equity
Preferred units, subject to redemption, 8.1% cumulative dividends; 80,000 units issued and outstanding as of September 30, 2024	$91,926	$—
Member’s equity	779,501	198,472
Total liabilities, mezzanine equity, and member’s equity	$1,663,164	$885,489
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Statements of Operations (Unaudited)
($ in thousands)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue
Product sales	$101,853	$71,211	$264,358	$221,744
Contract services	113,240	57,977	302,419	169,531
	215,093	129,188	566,777	391,275
Cost of revenue (exclusive of depreciation and amortization shown separately below)
Product sales	47,622	36,599	133,242	109,238
Contract services	70,749	36,723	191,759	105,766
	118,371	73,322	325,001	215,004
Selling, general, and administrative	74,201	41,827	212,618	131,369
Research and development	3,028	3,614	7,016	8,075
Depreciation and amortization	17,693	11,828	46,786	33,727
Income (loss) from operations	1,800	(1,403)	(24,644)	3,100
Other expense (income)
Other income	(470)	(270)	(1,205)	(761)
Interest expense, net	19,563	16,283	47,345	32,862
Total other expense	19,093	16,013	46,140	32,101
Loss before income taxes	(17,293)	(17,416)	(70,784)	(29,001)
Income tax (benefit) expense	(520)	527	(8,987)	878
Net loss	$(16,773)	$(17,943)	$(61,797)	$(29,879)
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Statement of Changes in Redeemable Preferred Units and Member’s Equity
(UNAUDITED)
($ in thousands)
	Redeemable Preferred Units (Note 11)	Member’s Capital	Accumulated Deficit	Total Member’s Equity
Balance at June 30, 2024	$91,926	$966,802	$(173,394)	$885,334
Member’s contributions	—	1,254	—	1,254
Unit-based compensation	—	1,612	—	1,612
Net loss	0	—	(16,773)	(16,773)
Balance at September 30, 2024	$91,926	$969,668	$(190,167)	$871,427
Balance at June 30, 2023	$—	$323,990	$(81,227)	$242,763
Member’s contributions	—	—	—	—
Unit-based compensation	—	645	—	645
Net loss	—	—	(17,943)	(17,943)
Balance at September 30, 2023	$—	$324,635	$(99,170)	$225,465
	Redeemable Preferred Units (Note 11)	Member’s Capital	Accumulated Deficit	Total Member’s Equity
Balance at December 31, 2023	$—	$326,842	$(128,370)	$198,472
Member’s contributions		268	—	268
Impact of the Eqlipse transactions	91,926	637,968	0	729,894
Unit-based compensation	—	4,590	—	4,590
Net loss	—	—	(61,797)	(61,797)
Balance at September 30, 2024	$91,926	$969,668	$(190,167)	$871,427
Balance at December 31, 2022	$—	$271,731	$(69,292)	$202,439
Member’s contributions	—	51,287	—	51,287
Unit-based compensation	—	1,618	—	1,618
Net loss	—	—	(29,879)	(29,879)
Balance at September 30, 2023	$—	$324,636	$(99,171)	$225,465
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC)
Condensed Consolidated Statement of Cash Flows (Unaudited)
($ in thousands)
	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(61,797)	$(29,879)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	40,216	29,440
Software amortization	6,570	4,287
Amortization of debt issuance costs	3,132	2,034
Unit-based compensation expense	4,590	1,618
Accrued interest on related party notes payable	293	280
Deferred income taxes	(9,438)	—
Non-cash lease expense	9,324	6,623
Changes in operating assets and liabilities, net of acquisitions
Contract receivables	(4,305)	13,503
Inventory	(7,275)	(14,455)
Income taxes receivable	(1,374)	(2,118)
Prepaid expenses and other assets	1,498	1,938
Accounts payable and accrued expenses	(26,305)	(16,930)
Accrued payroll and related liabilities	11,708	3,869
Contract liabilities	120	8,890
Operating lease liabilities	(9,691)	(6,035)
Other liabilities	(5,538)	(7,253)
Net cash used in operating activities	(48,272)	(4,188)
Cash flows from investing activities
Purchase of property and equipment	(32,059)	(24,823)
Verus acquisition (net of cash acquired)	—	(49,542)
Cash acquired in Eqlipse acquisition	50,668	—
Net cash used in investing activities	18,609	(74,365)
Cash flows from financing activities
Borrowings under line of credit	50,000	38,000
Payments under line of credit	(39,840)	(70,161)
Proceeds from term loan	42,500	88,200
Repayments of term loan	(3,887)	(3,574)
Proceeds from capital contributions	268	38,785
Net cash provided by financing activities	49,041	91,250
Net increase (decrease) in cash	19,378	12,697
Cash, cash equivalents and restricted cash, beginning of period	12,084	5,370
Cash, cash equivalents and restricted cash, end of period	$31,462	$18,067
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
References in this section to “BlueHalo,” “we,” “us,” “our,” and the “Company” are to BlueHalo Financing Holdings, LLC and its consolidated subsidiaries before giving effect to the Eqlipse Transactions (defined below), and to BlueHalo Financing TopCo, LLC and its consolidated subsidiaries after giving effect to the Eqlipse Transactions (defined below) but before giving effect to the potential merger with AeroVironment, Inc. and related transactions, unless the context otherwise requires or as otherwise indicated.
References in this section to “Eqlipse Technologies” or “Eqlipse” are to Eqlipse Technologies Financing Holdings, LLC and its consolidated subsidiaries before giving effect to the Eqlipse Transactions (defined below), unless the context otherwise requires or as otherwise indicated.
NOTE 1:   Organization and Summary of Significant Accounting Policies
Organization
BlueHalo is a leading provider of advanced defense and intelligence solutions, specializing in multidomain technologies that address some of the most complex challenges faced by the national security community. With a steadfast commitment to innovation, agility, and customer intimacy, BlueHalo delivers cutting-edge products and solutions across the following key mission areas: Counter-Uncrewed Aerial Systems (C-UAS) & Autonomous Systems, Uncrewed Maritime Systems, Space, Electronic Warfare (EW) & Cyber, and Artificial Intelligence / Machine Learning (AI/ML). BlueHalo’s customers are primarily the U.S. Government and corresponding federal agencies, the Department of Defense (DoD), allied and coalition partners, and commercial clients.
In March 2024, as part of the Eqlipse Transactions (defined below), the Company completed a legal entity reorganization of entities under common control. The reorganization resulted in a change of reporting entity and a recapitalization of the reporting entity’s equity structure. Refer to Eqlipse Transactions and Basis of Presentation within this footnote.
Eqlipse Transactions
Prior to March 1, 2024, the business of BlueHalo was conducted through BlueHalo Financing Holdings, LLC (“BlueHalo Holdings”) and its consolidated subsidiaries. BlueHalo Holdings was wholly owned by BlueHalo Holdings Parent, LLC (“BlueHalo Parent”).
On March 1, 2024, BlueHalo Parent entered into and executed an agreement and plan of merger with Eqlipse Technologies Holdings Parent, LLC (“Eqlipse Parent”), pursuant to which BlueHalo Parent issued equity to acquire Eqlipse Parent and its wholly owned subsidiaries (“Eqlipse Acquisition”) through a series of mergers and entity contributions (collectively with the “Equity Acquisition” or the “Eqlipse Transactions”). As a result of the Eqlipse Transactions, Eqlipse Technologies, previously a wholly owned subsidiary of Eqlipse Parent (i) became a direct wholly owned subsidiary of BlueHalo Parent (ii) became the sole member of BlueHalo Holdings through the issuance of 1,092,493 common units of Eqlipse Technologies in exchange for the 100 membership units of BlueHalo Holdings owned by BlueHalo Parent and (iii) was renamed to BlueHalo Financing TopCo, LLC (“BlueHalo TopCo”).
Going Concern
In accordance with the accounting guidance related to the presentation of financial statements, when preparing financial statements for each interim reporting period, management evaluates whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the Company’s (defined below) ability to continue as a going concern within one year after the date that the financial statements are issued. In making its assessment, management considered the Company’s (defined below) current financial condition and liquidity sources including current funds available, forecasted future cash flows and conditional and unconditional obligations due over the next twelve months.
As described further in Note 8. Notes Payable, the Company (defined below) has a significant outstanding debt obligation that matures within one year of the issuance date of these Condensed Consolidated Financial Statements. The Company currently does not have committed financing or available liquidity to meet such debt obligations if they were to become due in accordance with their current terms. While the Company has a history of refinancing its debt and amending its debt agreements, and there are no indicators it would not be able to refinance again, management cannot provide any assurance that new financing will be available to us on commercially acceptable terms. Because of the uncertainty in refinancing the outstanding debt, management concluded that substantial doubt exists with respect to the Company’s ability to continue as a going concern within one year after the date that these Condensed Consolidated Financial Statements are issued.
Management expects the outstanding debt to be restructured, repaid or refinanced as part of the transaction with AeroVironment, Inc. (“AeroVironment” or “AV”), refer to Note 15. Subsequent Events, which is expected to close in the first half of 2025, prior to the maturity date for the Company’s outstanding debt. AeroVironment has secured committed debt financing which, together with cash available under its revolving credit facility, our management expects will be sufficient to repay our outstanding debt at closing, however management cannot provide any assurance that the transaction with AeroVironment will close prior to the maturity date for our outstanding debt. Irrespective of the transaction with AeroVironment, the Company continues to work with its current lenders in order to refinance the outstanding debt prior to the maturity date in 2025.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative U.S. GAAP as found in Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).
Business Combination
BlueHalo Parent accounted for the Eqlipse Acquisition as a business combination in accordance with ASC 805, Business Combinations. Refer to Note 2. Acquisitions for further information on the business combination accounting for the Eqlipse Acquisition.
Common Control Transaction
The reorganization transactions subsequent to the Eqlipse Acquisition were accounted for as transactions between entities under common control which resulted in a change in reporting entity and required retrospective combination of the entities from the inception of common control. As common control of the entities was established on March 1, 2024, the Company assessed and determined that BlueHalo Holdings was the receiving entity for accounting purposes in contemplation of the common control transactions because it was under common control of BlueHalo Parent first. These common control reorganization events are accounted for akin to a reverse recapitalization with the combined entity representing a continuation of the consolidated financial results of BlueHalo adjusted for the Eqlipse Transactions on March 1, 2024, the date common control was established.
Principles of Consolidation
The condensed consolidated financial statements include the accounts of BlueHalo TopCo, and its wholly owned subsidiaries (collectively, “BlueHalo” or the “Company”). All intercompany balances and transactions have been eliminated in consolidation.
Unaudited Interim Condensed Consolidated Financial Statements
The accompanying Condensed Consolidated Balance Sheets as of September 30, 2024, the Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Changes in Redeemable Preferred Units and Member’s Equity for the three and nine months ended September 30, 2024 and 2023, and the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 and 2023, and the related notes to such interim condensed consolidated financial statements, are unaudited. The accompanying Condensed Consolidated Balance Sheet as of December 31, 2023 was derived from the Company’s audited annual consolidated financial statements for the year ended December 31, 2023.
These unaudited condensed consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the audited annual consolidated financial statements for the year ended December 31, 2023.
In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the Company’s financial position for the periods presented. The results for the interim periods presented are not necessarily indicative of future results or results for the full fiscal year or for any other period.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for credit losses, determination of revenue recognition under ASC 606, Revenue From Contracts With Customers, fair value of incentive units, and valuation of common and preferred units, unit-based compensation, intangible assets, and goodwill.
The Company evaluates estimates based on historical and anticipated results, trends, and various other assumptions. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.
Significant Accounting Policies
Our significant accounting policies are detailed in “Note 1. Organization and Summary of Significant Accounting Policies” of the audited annual consolidated financial statements for the year ended December 31, 2023. There have been no material changes to our significant accounting policies.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which is intended to enhance the transparency and usefulness of income tax disclosures through improved reporting related to the rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures in its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03: Disaggregation of Income Statement Expenses, which requires disclosures about the nature of expenses presented on the face of the income statement. The guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures in its consolidated financial statements.
The Company has assessed other accounting pronouncements issued or effective through the issuance date of these Condensed Consolidated Financial Statements and during the nine months ended September 30, 2024 and deemed they were not applicable to the Company or are not anticipated to have a material effect on the consolidated financial statements.

Recently Adopted Accounting Pronouncements
The Company did not adopt any accounting standards during the nine months ended September 30, 2024.
NOTE 2:   Acquisitions
Eqlipse Technologies, LLC Acquisition
On March 1, 2024, BlueHalo Parent completed the Eqlipse Acquisition with Eqlipse Parent.
Eqlipse Parent and Eqlipse Technologies and its subsidiaries, is a leading provider of differentiated products and solutions to the Department of Defense and intelligence community. Eqlipse Technologies’ high-end technical talent and suite of innovative products will enable BlueHalo to deliver enhanced scale and broader capabilities to its customers, accelerating the development and fielding of its advanced defense technologies.
BlueHalo Parent accounted for the transaction as a business combination in accordance with ASC 805, Business Combinations in which BlueHalo Parent was the accounting acquirer. BlueHalo Parent was determined to be the accounting acquirer due to its size relative to Eqlipse Parent, and BlueHalo Parent’s management retaining its positions in the continuing entity.
BlueHalo Parent’s total consideration transferred to acquire Eqlipse Parent was $729.9 million, as summarized below (in thousands):
Fair Value
Preferred Units	$183,580
Common Units	545,119
Restricted Common Units	1,195
Total	$729,894
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$50,668
Billed receivables	32,726
Contract assets	15,718
Inventory	23,399
Prepaid and other current assets	12,530
Property and equipment	8,181
Operating lease right-of-use assets	23,230
Intangible assets	343,300
Other noncurrent assets	1,069
Total assets acquired	$510,821
Accounts payable	9,598
Accrued payroll and related liabilities	11,317
Contract liabilities	15,342
Other current liabilities	12,520
Current operating lease liabilities	3,044
Noncurrent operating lease liabilities	25,477
Other noncurrent liabilities	13,430
Total liabilities assumed	90,728
Net assets acquired	$420,093
Total consideration transferred	$729,894
Goodwill	$309,801

The identifiable intangible assets include customer relationships of $267.3 million with a remaining useful life of 20 years, developed technology of $74.1 million with a remaining useful life of 10-15 years, and trademark of $1.9 million with a remaining useful life of 1 year. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The amounts above reflect management’s preliminary estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed based on a valuation performed using currently available information. Any necessary adjustments will be finalized within one year from the date of acquisition.
The goodwill represents the value attributable to new and unidentifiable contracts and customers, as well as expanded market opportunities. Goodwill related to this combination is not deductible for tax purposes.
As of the acquisition date, Eqlipse Technologies had twelve real estate leases, classified as operating leases and similar in nature to the Company’s existing lease portfolio. Recognition of Eqlipse Technologies leases resulted in an incremental right of use (ROU) asset of $23.2 million and ROU liability of $28.5 million.
The results of operations of Eqlipse have been included in the accompanying consolidated financial statements since the effective date of the acquisition. Eqlipse contributed $74.9 million and $165.1 million of revenue for the three and nine months ended September 30, 2024, respectively, and $8.0 million and $12.9 million of net income for the three and nine months ended September 30, 2024, respectively.
BlueHalo Parent incurred transaction costs of $0.5 million and $4.3 million associated with this acquisition are included within selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations for the three months ended September 30, 2024 and nine months ended September 30, 2024, respectively.
Supplemental Pro Forma Information
The following table presents pro forma financial information for the nine month ended September 30, 2024 and September 30, 2023, as if the acquisition of Eqlipse has occurred on January 1, 2023 (in thousands):
	September 30, 2024	September 30, 2023
Contract revenue	$611,291	$593,450
Net loss	$(57,394)	$(56,966)
The pro forma financial information has been calculated after applying our accounting policies and adjusting the historical results with pro forma adjustments that assume the acquisition occurred on January 1, 2023. These pro forma results do not represent financial results realized, nor are they intended to be a projection of future results.
The transaction accounting adjustments and other adjustments are based on available information and assumptions that the Company’s management believes are reasonable. Such adjustments are estimates and actual experience may differ from expectations. The pro forma loss before taxes for the periods ended September 30, 2024 and September 30, 2023 includes adjustments to historical amounts such as adjustments to interest expense to account for additional interest expense related to debt committed for financing the acquisition, net of interest expense related to the paydown of a portion of the outstanding principal on the line of credit, the reclassification of acquisition costs and employee compensation costs associated with the purchase of Eqlipse from the period ended September 30, 2024 to the period ended September 30, 2023, additional amortization expense related to the intangible assets acquired, and inventory purchase accounting adjustments charged to cost of sales as the inventory is sold.
Verus Technology Group, Inc. Acquisition
Under the terms of the Stock Purchase Agreement (“the Verus Stock Purchase Agreement”) dated March 31, 2023, BlueHalo acquired 100% of the stock of Verus Technology Group, Inc. (“Verus”). Verus designs, develops and integrates counter-Uncrewed Aerial Systems products. The primary reason for the acquisition was for the Company to gain strategic market position by increasing its suite of products. The purchase was accounted for under the acquisition method. The effective date of the acquisition was April 1, 2023.
Pursuant to the Verus Stock Purchase Agreement, the Company acquired 100% of Verus’ net assets for the aggregate purchase price of $63.6 million, which is exclusive of cash acquired of $1.6 million. The aggregate purchase consideration is comprised of cash, $12.5 million of rollover equity in BlueHalo Parent and $0.6 million of net working capital adjustment.
The results of operations of Verus have been included in the accompanying consolidated financial statements since the effective date of the acquisition. For the three months and nine months ended September 30, 2023, Verus contributed $6.6 million and $13.4 million to the Company’s consolidated revenue, respectively. Due to the integration of operations post-acquisition, presenting the effect of net income attributable to Verus is impracticable. The Company’s transaction costs of $1.5 million associated with this acquisition are included within selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2023.
The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the acquisition date. The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed in the acquisition (in thousands):
Fair Value
Cash and cash equivalents	$1,593
Billed receivables	157
Inventory	2,455
Prepaid and other current assets	20
Property and equipment	58
Intangible assets	26,500
Other noncurrent assets	120
Total assets acquired	$30,903
Other current liabilities	469
Net assets acquired	$30,434
Total consideration transferred	$63,635
Goodwill	$33,201
The identifiable intangible assets include programs/contracts of $15.7 million with a remaining useful life of 5.0 years and developed technology of $10.8 million with a remaining useful life of 5.0 years. The fair value of the intangibles assets was determined using a discounted cash flow analysis, which were based on the Company’s preliminary estimates of future sales, earnings and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.
The goodwill represents the acquired assembled workforce, which did not qualify for recognition as a separate intangible asset, going concern, the fair value of expected synergies and premiums paid by the Company. Goodwill related to this combination is not deductible for tax purposes.

NOTE 3:   Inventory
Inventory consists of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Raw materials	$7,680	$268
Work-in-process	15,663	4,663
Finished goods	45,905	31,818
Inventory, gross	69,248	36,749
Reserve for inventory excess and obsolescence	(1,826)	—
Inventory, net	$67,422	$36,749
The Company had a $1.8 million reserve for excess and obsolete inventory. The entire reserve amount relates to inventory acquired as part of the Eqlipse acquisition. Inventories are stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method.
NOTE 4:   Property and Equipment, net
Property and equipment, net consists of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Office and laboratory equipment	$16,579	$10,278
Computer hardware and software	14,618	8,874
Capitalized software	45,148	29,464
Construction in progress	47,200	37,848
Furniture and fixtures	4,418	3,155
Leasehold improvements	4,330	2,416
Automobiles	1,390	998
Property and equipment, gross	133,683	93,033
Less: Accumulated depreciation and amortization	(35,439)	(22,879)
Property and equipment, net	$98,244	$70,154
Depreciation and amortization expense related to property and equipment during the three months and nine months ended September 30, 2024 totaled $4.6 million and $11.7 million, respectively.
NOTE 5:   Goodwill
Goodwill represents the residual difference between the consideration paid for a business and the fair value of the net assets acquired. The Company’s goodwill is the result of its acquisitions. The Company performed its annual goodwill impairment analysis and concluded there was no impairment of goodwill.
The following table presents the changes in the Company’s goodwill balance (in thousands):
Amount
Balance at December 31,2023	$400,701
Addition: Eqlipse goodwill	309,801
Balance at September 30,2024	$710,502

NOTE 6:   Intangible Assets
Intangible assets primarily consist of customer relationships, developed technology, and backlog. Intangible assets acquired through a business combination are recorded at their estimated fair values at the date of acquisition. Intangible assets are stated as costs less accumulated amortizations, which is computed using the straight-line method over the estimated useful life of the asset.
Intangible assets, net consisted of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Intangible assets
Customer relationships	$450,642	$183,342
Developed technology	134,237	60,138
Trademarks	1,900	—
Backlog	—	19,780
Intangibles, gross	586,779	263,260
Less accumulated amortization
Customer relationships	81,962	60,187
Developed technology	34,348	22,556
Trademarks	1,108	—
Backlog	—	19,780
Intangibles, net	$469,361	$160,737
Amortization expense related to intangible assets during the three months and nine months ended September 30, 2024 totaled $13.1 million and $35.1 million, respectively.
As of September 30, 2024, the estimated scheduled amortization expense for intangible assets in future years is as follows (in thousands):
Amount
2024 (remainder of year)	$12,798
2025	49,568
2026	48,218
2027	45,295
2028	36,970
Thereafter	276,512
Total	$469,361
NOTE 7:   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Prepaid expenses	$13,472	$6,708
Prepaid insurance	387	916
Other	5,663	2,384
Total	$19,522	$10,008

NOTE 8:   Notes Payable
Aegis Global Holdings, LLC, which was renamed BlueHalo Global Holdings, LLC in 2020, initially entered into a credit agreement (the “Credit Agreement”) on October 31, 2019. The Credit Agreement provided a $10.0 million revolving loan facility (the “Revolving Loan Facility) and $30.0 million in term loans (the “Term Loan”). Over time, the Credit Agreement has been amended and restated multiple times, resulting in significant increases in Revolving Loan Facility, Term Loan, and the swing-line loans. By December 31, 2023, Revolving Loan Facility had increased to approximately $51.0 million, Term Loan had increased to approximately $479.4 million, and up to $4.0 million in swing-line loans were available.
On March 1, 2024, as part of the Eqlipse Acquisition, the Company entered into an amendment (the “Eighth Amendment”) to its Credit Agreement. Among other things the Eighth Amendment (i) provided an additional $42.5 million of Term Loan, (ii) changed the reference rate from LIBOR to SOFR benchmark provisions, (iii) replaced the LIBOR margin with a SOFR margin on existing borrowings under the Revolving Loan Facility and Term Loan ranging from 4.75% to 6.00%, (iv) reduced the base rate margin on existing borrowings under the Revolving Loan Facility and Term Loan from a range of 4.50% to 5.00% to a range of 3.75% to 5.00% and (v.) increased the available Letters of Credit under the Revolving Loan Facility from $4.0 million to $10.0 million. The Company accounted for the transactions associated with the Eighth Amendment as a debt modification, and as a result the Company recognized $0.1 million in third party fees in selling, general, and administrative expenses and deferred $0.7 million in debt issuance costs in connection with the transaction.
BlueHalo Financing Holdings, LLC, BlueHalo Global Holdings, LLC and BlueHalo, LLC and its subsidiaries are considered guarantors (the “Guarantors”) per the Credit Agreement. The Credit Agreement has customary affirmative and negative covenants, including restrictions on the Company’s ability to incur additional indebtedness, incur liens, make investments, or make restricted payments. The Term Loan and Revolving Loan Facility are subject to a financial maintenance covenant that requires the Company to maintain a maximum consolidated total leverage ratio, tested quarterly. The Company was compliant with all covenants in the Credit Agreement as of September 30, 2024 and December 31, 2023.
Revolving Loan Facility
The Revolving Loan Facility matures on October 31, 2025. Prior to the Eighth Amendment, the maximum available under the Revolving Loan Facility is $51.0 million, with up to $4.0 million available for letters of credit and a swingline sublimit of $4.0 million. Following the Eighth Amendment, the maximum available under the Revolving Loan Facility is $51.0 million, with up to $10.0 million available for letters of credit and a swingline sublimit of $4.0 million. As of September 30, 2024, there were $40.0 million of advances on the Revolving Loan Facility, $2.5 million of letters of credit outstanding, and $8.5 million was available to borrow. As of December 31, 2023, there were $29.8 million of advances on the Revolving Loan Facility, $2.5 million of letters of credit outstanding, and $48.5 million was available to borrow.
Prior to the Eighth Amendment, draws on the Revolving Loan Facility bear interest at a variable rate equal to a base rate margin ranging from 4.50% to 5.50% plus a LIBOR margin ranging from 5.50% to 6.50%. Following the Eighth Amendment, draws on the Revolving Loan Facility bears interest at a variable rate equal to a base rate margin ranging from 3.75% to 5.00% plus a SOFR margin ranging from 4.75% to 6.00%. The weighted average effective interest rate on borrowings outstanding under the Revolving Loan Facility at September 30, 2024 is 4.73%. A 0.5% commitment fee is payable quarterly on the unused portion of the Revolving Credit Facility. The Company paid approximately $0.2 million and $0.1 million of commitment fees for the three and nine months ended September 30, 2024, respectively, and approximately $0.1 million and $0.1 million of commitment fees for the three and nine months ended September 30, 2023, respectively.

Term Loan
Indebtedness under the Term Loan consisted of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Term loan	$517,977	$479,364
Advance on revolving credit facility	40,000	29,840
Total face value of notes payable	557,977	509,204
Less: current portion	(43,993)	(34,739)
Less: unamortized debt issuance costs	(6,248)	(8,743)
Noncurrent portion of notes payable	$507,736	$465,722
The Term Loan mature on October 31, 2025. After the Eighth Amendment, total principal payments of $1.3 million are due quarterly beginning on March 31, 2024 through October 31, 2025, with the remainder of principal due at maturity. The Term Loan is secured by a first priority lien on substantially all assets of the Guarantors. Borrowings under the Term Loan are subordinated to the super-priority Revolving Credit Facility in right of payment.
Prior to the Eighth Amendment, the Term Loan bears interest at a variable rate equal to a base rate margin ranging from 4.50% to 5.50% plus a LIBOR margin ranging from 5.50% to 6.50%. After the Eighth Amendment, the Term Loan bears interest at a variable rate equal to a base rate margin ranging from 3.75% to 5.00% plus a SOFR margin ranging from 4.75% to 6.00%.
Beginning in 2020 and applicable to all subsequent periods, the Company is required to prepay the Term Loan with a percentage of the Company’s annual consolidated excess cash flow if the first lien net leverage ratio is greater than or equal to 3.00 to 1.00. The Company is able to prepay amounts outstanding under the Term Loan without a prepayment penalty.
Aggregate Principal Payments
Aggregate minimum principal payments on the Term Loan as of September 30, 2024 are as follows (in thousands):
Amount
2024 (remainder of year)	$1,331
2025	516,646
Total	$517,977
Because the Term Loan matures within one year of the issuance date of these Condensed Consolidated Financial Statements, there is substantial doubt about the Company’s ability to continue as a going concern. The Company will continue to work with its current lenders to refinance the existing debt. See also the Going Concern subsection of Note 1. Organization and Summary of Significant Accounting Policies.
NOTE 9:   Related Party Transactions
On April 3, 2020, BlueHalo Holdings entered into a promissory note with BlueHalo Holdings Parent, LLC (Parent) (the ultimate member of Holdings) totaling $3.3 million. The note bears interest at a rate of 1.00% per annum, paid-in-kind, and compounded annually on each anniversary date of the note. All principal and paid-in-kind interest are payable at maturity on April 3, 2026. The Company accrued interest on the promissory note totaling $0.1 million and $0.1 million as of September 30, 2024 and December 31, 2023, respectively.
On November 22, 2021, as part of the acquisition of Asymmetrik Ltd. (“Asymmetrik”), BlueHalo Holdings entered into a promissory note to pay the seller of Asymmetrik a portion of the purchase price totaling $6.5 million. The note bears interest at a rate of 5% per annum, paid-in-kind. The promissory note matures and is payable upon a change in control event, as defined in the amended and restated limited liability company agreement of Parent. The Company accrued interest on the promissory note totaling $1.0 million and $0.7 million as of September 30, 2024 and December 31, 2023, respectively.
The Company also leases office space in 2 buildings that are owned by members of Parent. The first is an approximately 50,000 square foot facility on Jan Davis Drive in Huntsville, AL. The second is a 7,400 square foot facility on Channing Drive in Fairborn, OH. For these two facilities, the Company paid $0.3 million and $0.9 million of rent expense during the three and nine months ended September 30, 2024, respectively.
NOTE 10:   Revenue
Remaining Performance Obligations
As of September 30, 2024, the Company had approximately $502.5 million of remaining performance obligations under contracts with its customers. The Company currently expects to recognize approximately $407.9 million of the remaining performance obligations as revenue in the next 12 months and the remaining to be recognized thereafter.
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by contract and customer type as the Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
Disaggregated revenues by contract type were as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost Plus	$141,206	$60,324	$372,545	$203,881
Fixed Price	35,339	46,292	90,650	118,422
Time and Materials	38,548	22,572	103,582	68,972
Total revenue	$215,093	$129,188	$566,777	$391,275
Disaggregated revenues by customer type were as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
U.S. government	$202,462	$125,900	$538,226	$382,301
Non-U.S. government	12,631	3,288	28,551	8,974
Total revenue	$215,093	$129,188	$566,777	$391,275
Contract Balances
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables, and contract liabilities on the Condensed Consolidated Balance Sheets. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets recorded on the Condensed Consolidated Balance Sheets. However, the Company sometimes receives advance payments or deposits prior to the commencement of work, as well as milestone payments that are paid in accordance with the terms of the contract as work is performed, which results in contract liabilities recorded on the Condensed Consolidated Balance Sheets. These assets and liabilities are reported on the Condensed Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period.

Contract balances consist of the following (in thousands):
	As of,
	September 30, 2024	December 31, 2023
Billed receivables net of credit losses	$100,447	$70,279
Contract assets	93,413	71,220
Contract receivables, net	$193,860	$141,499
Contract liabilities	$42,351	$26,889
The increase in contract receivables from September 30, 2024 is primarily a result of significant project milestones being reached, delays in the billing cycles, services for which revenue was recognized in the prior year yet billed in the current year, and the Eqlipse acquisition. The increase in contract liabilities from year end is primarily due to new advance payment projects, changes in billing practices, the recognition of revenue on contracts for which the Company was paid in prior periods, and the Eqlipse acquisition. The Company anticipates that substantially all of such amounts will be earned as revenue within one year when the performance obligations are satisfied.
NOTE 11:   Preferred Units
The Company was formed as Eqlipse Technologies Financing Holdings, LLC by filing a Certificate of Formation on September 12, 2022. On March 1, 2024, the Company changed its name from Eqlipse Technologies Financing Holdings, LLC to BlueHalo Financing TopCo, LLC, pursuant to the transactions contemplated under the plan of merger between Eqlipse Parent and BlueHalo Parent. Pursuant to the merger, BlueHalo Parent became the sole member of the Company. The Preferred Unites remained outstanding subsequent to the Eqlipse Transactions.
The Preferred Units have been classified as temporary equity on the Condensed Consolidated Balance Sheets since the Preferred Units are redeemable at the option of the holder. As the sole member, BlueHalo Parent controls the board of the Company which can effectuate a distribution and thereby redeem the Preferred Units. Accordingly, as of September 30, 2024, 80,000 Preferred Units are presented as temporary equity, outside of the member’s equity section of the Company’s Condensed Consolidated Balance Sheets.
The Preferred Units include a yield at 8.1% per annum (calculated based on 360 days consisting of twelve 30-day months). The yield is cumulative and compounded quarterly at the end of each fiscal quarter.
The Preferred Units rank higher in priority than the Common Units. If the Company declares a distribution, cash shall be distributed with priority to the Preferred Units until the aggregate unpaid preferred unit yield and the aggregate unreturned preferred unit capital with respect to each of BlueHalo Parent’s Preferred Units has been reduced to zero.
Upon the occurrence of a Dissolution event, the Preferred Unit holders shall be entitled to receive the remaining funds and other property of the Company in priority to the Common Units.
NOTE 12:   Member’s Equity
Common Units
The rights of the Company’s common units holders to receive dividends, if declared, and the right to receive a distribution of assets upon liquidation are subject to and qualified by the rights, powers, and preferences of the holders of the Company’s Preferred Units. Refer to Note 11. Preferred Units for additional information.
Prior to March 1, 2024, BlueHalo Equity Holdings, LLC (“BlueHalo Equity Holdings”), the sole member of BlueHalo Holdings, owned 100% of the 100 issued and outstanding membership units.
Effective March 1, 2024, pursuant to the Eqlipse Transactions (refer to Note 2. Acquisitions), (i) BlueHalo Parent became the owner of 648,117 common units of Eqlipse Technologies, and (ii) BlueHalo Parent contributed BlueHalo Equity Holdings) and the 100 units it held in BlueHalo Holdings to BlueHalo TopCo in exchange for 1,092,493 common units as part of the common control transaction.
As of September 30, 2024, all 1,740,610 common units issued and outstanding are held by BlueHalo Parent.
Member’s Contributions
During the nine months ended September 30, 2024, the Company did not receive any material cash contributions.
NOTE 13:   Unit-Based Compensation
2019 Management Incentive Plan (the Incentive Plan)
The Aegis Holdings Parent, LLC 2019 Management Incentive Plan (“the Incentive Plan”) was established to promote the interests of the Company and its subsidiaries whereby, the Company may issue membership units (“Incentive Units”) as equity compensation to employees, consultants or other service providers to the Company or any subsidiary (collectively, “Service Providers”) for services provided to, or for the benefit of, the Company or any of its subsidiaries.
The Board of Managers is authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units. Each Award Agreement includes such terms, conditions, rights and obligations as may be determined by the Board of Managers (including without limitation vesting criteria), in its sole discretion, consistent with the terms of the Plan.
During the period ended September 30, 2024, approximately 138,500 Incentive Units were granted related to the Company under the Incentive Plan. In connection with the issuance of any Incentive Units, the Board will determine and set a threshold dollar amount with respect to the units. In the event of distribution by the Company, the proceeds distributed to the holder would be reduced by the threshold amount.
The Incentive Units are subject to time, performance and return-based vesting requirements, with all agreements having the following vesting requirements: “one-third (1/3) of the Incentive Units are designated time-vested, one-third (1/3) of the Incentive Units are designated performance-vested and one-third (1/3) of the Incentive Units are designated return-vested.”
Incentive Units are economically similar to a stock option award and vest based on time or performance-based milestones. Vesting of all Incentive Units is generally subject to continuing service over the vesting periods. For awards that are time-vested based on continued service, unit-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. The vesting period is five years. For awards with performance vesting conditions, unit-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved.
Unvested Incentive Units activity for the nine months ended September 30, 2024 were as follows:
	Number of Nonvested Incentive Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	296,748	39.23
Incentive Units granted	138,500	54.10
Incentive Units vested	(31,856)	40.66
Incentive Units forfeited	(6,057)	55.81
Outstanding at September 30, 2024	397,335	44.04

The estimated grant-date fair value of the Company’s Incentive Units was calculated using the Black-Scholes option pricing model, based on the following assumptions:
September 2024
Expected term (in years)	1.3
Expected volatility	40.0%
Risk-free interest rate	4.8%
In accordance with ASC 718, Compensation — Stock Compensation, the Company recorded compensation expense associated with the Incentive Units during the nine months ended September 30, 2024 and 2023 in an amount of $2.5 million and $1.6 million, respectively. The compensation expense has been pushed down and included within selling, general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations and as an incentive unit award capital contribution within the accompanying Condensed Consolidated Statements of Changes in Redeemable Preferred Units and Member’s Equity. As of September 30, 2024, there was $10.3 million of unrecognized compensation expense related to nonvested Incentive units, of which $4.7 million is related to time-vesting incentive units.
Restricted Common Unit Activity
During 2024, in connection with the acquisition of Eqlipse, the company replaced the unvested outstanding Incentive Units held by Eqlipse employees immediately prior to the acquisition with Blue Halo Restricted Common Units (“RCUs”) covering 28,210 common units having a total acquisition date fair value of $6.6 million. The replacement RCUs have substantially the same terms and conditions as were applicable for the time-vesting units under the original Incentive Unit awards. Of the acquisition date fair value, $1.2 million was attributed to pre-combination service and treated as a component of purchase consideration transferred. The remaining $5.4 million is considered future compensation cost and will be recognized as stock based compensation cost over the remaining service period of the replacement RCUs. At September 30, 2024, the replacement RCUs had a remaining weighted-average term of 3.61 years.
RCU activity for the period is as follows:
Number of Nonvested Units
Outstanding at December 31, 2023	—
Restricted Common Units granted	28,210
Restricted Common Units vested	(13,549)
Restricted Common Units forfeited	(1,545)
Outstanding at September 30, 2024	13,116
NOTE 14:   Income Taxes
The provision for income taxes for the three months ended September 30, 2024 was $0.5 million of benefit, compared to $0.5 million of expense for the three months ended September 30, 2023. Our income tax expense for the three months ended September 30, 2024 and 2023 was primarily related to research and development tax credits and changes to valuation allowances recorded in the U.S. against deferred tax assets that are not more likely than not to be realized.
The provision for income taxes for the nine months ended September 30, 2024 was $9.0 million of benefit, compared to $0.9 million of expense for the nine months ended September 30, 2023. Our income tax expense for the nine months ended September 30, 2023 was primarily related to research and development tax credits and changes to valuation allowances recorded in the U.S. against deferred tax assets that are not more likely than not to be realized. Our income tax benefit for the nine months ended September 30, 2024 was primarily related to the change in the valuation allowance due to acquisition of Eqlipse Q1 2024.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized.
NOTE 15:   Subsequent Events
The Company has evaluated its September 30, 2024 condensed consolidated financial statements for subsequent events through January 31, 2025, the date the condensed consolidated financial statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the condensed consolidated financial statements.
Acquisition of VideoRay
In November 2024, the Company executed an agreement for the acquisition of VideoRay. VideoRay is a global leader in underwater robotic systems. The total purchase price for the acquisition was $202.4 million, paid in cash. In connection with the acquisition, the Company entered into an amendment (the “Ninth Amendment”) to its Credit Agreement. Among other things the Ninth Amendment (i) provided an additional $220.0 million of Term Loan, (ii) increased the available Letters of Credit under the Revolving Loan Facility to $150.0 million, and (iii) updated adjusted term SOFR on existing borrowings under the Revolving Loan Facility and Term Loan ranging from 6.00% to 4.75% with three 0.25% reductions of the rate at specified pricing levels and a 0.25% automatic reduction upon consummation of an Initial Public Offering, Special Purpose Acquisition Company transaction, or event resulting in the Company becoming a public company or subsidiary of a public company. The Company is currently assessing the Ninth Amendment under the relevant guidance in Subtopic 470-50, Modifications and Extinguishments, to determine if the Ninth Amendment should be accounted for as an extinguishment or debt modification.
AeroVironment, Inc. Acquisition of BlueHalo
On November 18, 2024, the Company and AeroVironment, Inc. entered into a definitive merger agreement, under which AV will acquire the Company in an all-stock transaction with an enterprise value of approximately $4.1 billion.
The transaction is expected to close in the first half of calendar 2025, subject to regulatory and AV shareholder approvals, as well as other customary closing conditions. Per the terms of the merger agreement, AV will issue approximately 18.5 million shares of AV common stock to BlueHalo Parent. Following the close of the transaction and based on AV’s shares outstanding as of November 18, 2024, AV’s shareholders will own approximately 60.5% of the combined company and BlueHalo’s equity holders will own approximately 39.5%, subject to closing adjustments.
Term Loan Amendment
On January 8, 2025, the Company entered into an amendment (the “Tenth Amendment”) to its Credit Agreement. The Tenth Amendment provided an additional $40.0 million of Term Loan. The Company is currently assessing the Tenth Amendment under the relevant guidance in Subtopic 470-50, Modifications and Extinguishments, to determine if the Tenth Amendment should be accounted for as an extinguishment or debt modification.

EQLIPSE FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Eqlipse Technologies Financing Holdings, LLC
For the year ended December 31, 2023

Eqlipse Technologies Financing Holdings, LLC
Consolidated Financial Statements For the Year Ended December 31, 2023

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Managers
Eqlipse Technologies Financing Holdings, LLC
Opinion
We have audited the consolidated financial statements of Eqlipse Technologies Financing Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, changes in redeemable preferred units and member’s equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for opinion
We conducted our audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Grant Thornton LLP
Arlington, Virginia
January 31, 2025

Eqlipse Technologies Financing Holdings, LLC
CONSOLIDATED BALANCE SHEET
December 31, 2023
($ in thousands, except share data, unless stated otherwise)
December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$57,498
Accounts receivable, net of credit losses of $0.3 million, at December 31, 2023	36,709
Prepaid expenses	5,678
Contract assets	14,318
Inventory	15,748
Other current assets	5,654
Total current assets	135,605
Property and equipment, net	7,395
Other assets
Intangible assets, net	173,479
Goodwill	208,735
Operating lease right-of-use assets	23,390
Other assets	542
Total assets	$549,146
LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Accounts payable	$12,261
Accrued salaries and related expenses	14,600
Operating lease liabilities – current	2,473
Deferred Revenue	18,189
Deferred tax liability	14,859
Other current liabilities	11,318
Total current liabilities	73,700
Other Liabilities
Operating lease liabilities, net of current portion	25,749
Other liabilities	1,371
Total other liabilities	27,120
Total liabilities	$100,820
Commitments and contingencies (Note 13)
Mezzanine Equity
Preferred units, subject to redemption, 8.1% cumulative dividends; 80,000 units issued and outstanding as of December 31, 2023	80,720
Member’s Equity
Member’s Equity	380,003
Accumulated deficit	(12,397)
Total member’s equity	367,606
Total liabilities, mezzanine equity, and member’s equity	$549,146

Eqlipse Technologies Financing Holdings, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
December 31, 2023
($ in thousands, except share data, unless stated otherwise)
December 31, 2023
Revenues
Product sales	$24,697
Contract services	175,352
Total revenues	200,049
Costs of revenue (exclusive of depreciation and amortization shown separately below)
Product sales	6,849
Contract services	118,165
Total direct contract costs	125,014
Indirect costs
Selling, general and administration	69,540
Depreciation and amortization	18,551
Operating loss	(13,056)
Other income
Interest income	583
Other income, net	1,344
Loss before income taxes	(11,129)
Income tax expense (benefit)	(1,788)
NET LOSS	$(9,341)

Eqlipse Technologies Financing Holdings, LLC
CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED UNITS AND MEMBER’S EQUITY
December 31, 2023
($ in thousands, except share data, unless stated otherwise)
	Redeemable Preferred Units	Member’s Equity	Accumulated Deficit	Total Member’s Equity
Balance, January 1, 2023	$—	$129,610	$(3,056)	$126,554
Capital contributions	—	251,113	—	251,113
Issuance of preferred units	80,000	—	—	—
Deemed dividends on preferred units	720	(720)	—	(720)
Net loss	—	—	(9,341)	(9,341)
Balance, December 31, 2023	$80,720	$380,003	$(12,397)	$367,606

Eqlipse Technologies Financing Holdings, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
December 31, 2023
($ in thousands, except share data, unless stated otherwise)
December 31, 2023
Cash flows from operating activities:
Net loss	$(9,341)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,551
Deferred income taxes	3,119
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	2,073
Contract assets	(10,135)
Prepaid expenses	(5,077)
Other assets	1,972
Accounts payable and accrued expenses	1,758
Operating lease right-of-use, net	4,832
Other liabilities	(5,961)
Deferred revenue	(4,790)
Net cash used by operating activities	(2,999)
Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(295,052)
Purchases of property and equipment	(4,482)
Net cash used by investing activities	(299,534)
Cash flows from financing activities:
Capital contributions	251,113
Proceeds from issuance of preferred units	80,000
Proceeds from long-term debt	48,020
Repayments of long-term debt	(50,039)
Net cash provided by financing activities	328,594
NET INCREASE IN CASH AND CASH EQUIVALENTS	26,061
Cash and cash equivalents, beginning of year	31,437
Cash and cash equivalents, end of year	$57,498
Supplemental cash flows information:
Income taxes	$1,350

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
($ in thousands, except share data, unless stated otherwise)
NOTE 1.   ORGANIZATION AND NATURE OF OPERATIONS
Eqlipse Technologies Financing Holdings, LLC (“Holdings”) was incorporated under the laws of the State of Delaware on September 12, 2022.
Holdings, and its consolidated subsidiaries (collectively, “Eqlipse” or the “Company”), provide industry leading capabilities and objective expertise by integrating technical, operational, programmatic, policy and geopolitical factors in support of high-consequence national security missions. A majority of the Company’s revenues are earned under contracts with the U.S. Government, many of which are awarded on a sole- source basis, and such contracts may be subject to customary funding limits and terminations. The Company is headquartered in Herndon, Virginia and operates in various locations throughout the United States based upon customer needs.
Net Vision Consultants, LLC (“NVC”) was acquired by the Company on January 12, 2023. NVC plays a strategic role in enabling the U.S. Intelligence Community and U.S. Department of Defense (“DoD”) to leverage disparate big data from a variety of sources to conduct Computer Network Operations and Access Engineering. NVC has developed and deployed multiple instances of its revolutionary Net Vision Intelligence Platform (“NVIP”), which leverages cloud-computing, big data analytics, and machine learning to ingest, process and present a Common Operating Picture of global telecommunication and IT network data sets. NVIP seamlessly supports national security missions across multiple title authorities and security clearance level, enabling expansive application and growth opportunities across the Intelligence Community and federal high-performance computing center program.
Resolute Technologies, LLC (“Resolute”) was acquired by the Company on February 2, 2023. Resolute’s best-in-class CYBER and SIGINT capabilities align with next-generation mission requirements along the Mission Maturity Wave (“MMW”), the tried-and-true template for solving the most complex problems for the Intelligence Community. Resolute’s capabilities are aligned to the critical business workflow phases used by the Intelligence Community; which allows the Company to assess its skills, capability depth, technology prowess, and contract portfolio against the reoccurring and emerging requirements of the MD-IC.
UES, Inc. (“UES”) was acquired by the Company on March 31, 2023. UES is a high-performance and innovative scientific research and technology services and products organization, solving challenges for customers seeking innovation and cutting-edge solution. UES is deeply embedded in the Air Force Research Laboratory (“AFRL”) community and works with several customers across multiple branches, divisions, and directorates. The Company has established long-term relationships with customers across the organization and cemented its reputation as a go-to science and technology organization across AFRL.
SR Technologies, Inc. (“SRT”) was acquired by the Company on November 21, 2023. SRT has more than 20 years of experience in identifying the evolving needs of the U.S. government and preemptively developing core technologies using internal research and development (“IRAD”). SRT’s core capabilities in satellite communications, Wi-Fi, and Bluetooth (“signals of interest” or “SOIs”) and industrial trade secrets enable effective development is enabled by in-house developed and/or owned software stacks and patented technology. SRT also has expertise in complementary geolocation technologies, which are inextricably tied together in SRT’s offerings. SRT’s geolocation capabilities are distinguished by their accuracy and usage across applications and supported by 27 groups of algorithms in its geolocation library. SRT has positioned itself as a leader in standards-based offerings that promote modularity, scalability and interoperability valued by the U.S. government.
Digital Vertex Holdings, LLC, d/b/a Site Intelligence Group (“SITE”), was acquired by the Company on December 22, 2023. SITE provides government and private sector enterprises with verified, actionable open-source data, intelligence, and analytics on people of interest. SITE works with nearly 160 entities including: U.S. and foreign intelligence, law enforcement and military institutions, as well as private-sector technology/social media, financial, pharmaceutical, and critical infrastructure companies. SITE provides two major offerings, its SITE Enterprise finished intelligence products and Source/SearchFeed. This distinctive combination of human intelligence coupled with real-time data feeds of chats and media files is unrivaled within the field. SITE maintains a one-of-a-kind reputation for immediate access to the deepest corners of violent extremist online communities.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The Company’s consolidated financial statements are referred to throughout as its “Financial Statements,” the Company’s consolidated statement of operations is referred to throughout as its “Income Statement,” the Company’s consolidated balance sheet is referred to throughout as its “Balance Sheet,” and the Company’s consolidated statement of cash flows is referred to throughout as its “Statement of Cash Flows.”
Principles of Consolidation
The Financial Statements and notes include subsidiaries that are majority owned or otherwise controlled by the Company. All intercompany balances and transactions between entities have been eliminated in these Financial Statements.
Operating Cycle
The Company’s operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract-related assets and liabilities are classified as current assets and current liabilities.
Revenue Recognition
The Company’s revenues from contracts with customers are derived from offerings that include services and related products primarily to the U.S. government and its agencies, and subcontractors. The Company also provides services to domestic commercial clients.
The Company utilizes Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.
The Company performs work under contracts that broadly consists of cost-reimbursable, time-and- materials (“T&M”), and fixed-price contracts. The majority of the Company’s contracts with the U.S. government are subject to the Federal Acquisition Regulation (“FAR”) and are competitively priced based on estimated costs of providing the contractual goods or services. The Company generally recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer.
The Company accounts for a contract when the contract is legally enforceable such that the contract is approved by all parties, the rights of the parties are identified, payment terms are identified, and collectability is probable. Based on the critical nature of its contractual performance obligations, the Company may proceed with work based on customer direction prior to the completion and signing of formal contract documents. In these situations, the Company has a formal review process for approving any such work that considers previous experiences with the customer, communications with the customer regarding funding status, and its knowledge of available funding for the contract or program to assess the risks associated with commencing the work and legal enforceability in determining whether a contract with the customer exists.
At contract inception, the Company determines whether the goods or services to be provided are to be accounted for as a single performance obligation or as multiple performance obligations. This evaluation requires professional judgment, and it may impact the timing and pattern of revenue recognition. Substantially all the Company’s contracts consist of multiple promises that are highly integrated and as such, the Company typically accounts for them as having a single performance obligation.
The Company recognizes revenue over time when there is a continuous transfer of control to the customer. This continuous transfer of control for U.S. government contracts is supported by the unilateral right of the customer to terminate the contract for a variety of reasons without having to provide justification for its decision. For fixed price contracts, the Company typically uses a time-elapsed output method to measure progress, and revenue is recognized straight-line over the term of the contract. For cost-plus and T&M services-type revenue arrangements, the Company applies the right-to-invoice practical expedient in which revenue is recognized in direct proportion to its present right to consideration for progress towards the complete satisfaction of the performance obligation.
The nature of the Company’s contracts gives rise to several types of variable consideration, including award fees, incentive fees, requests for equitable adjustments, and unpriced change orders. The Company provides its best estimate of variable consideration when determining the transaction price. The estimate of variable consideration should be based on the most likely outcome in a specific contract. Variable consideration should not be included if the criterion for achievement is subjective or not defined, the business has experienced poor performance or write downs on similar contracts with variable consideration, or the amount is subject to market volatility.
When a performance obligation has a significant degree of interrelation or interdependence between one month’s deliverables and the next, when there is an award or incentive fee, or when there is a significant degree of customization or modification, the Company generally records revenue using a percentage of completion methodology. For these revenue arrangements, substantially all revenue is recognized over time using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion.
For services-type revenue arrangements in which there is a repetitive amount of services that are substantially the same from one month to the next, the Company applies the series guidance.
Contract Estimates and Modifications
Contract modifications are reviewed to determine whether they should be accounted for as part of the original performance obligation or as a separate contract. When a contract modification changes the scope or price and the additional performance obligations are at their standalone selling price, the original contract is terminated and the Company accounts for the change prospectively when the new goods or services to be transferred are distinct from those already provided. When the contract modification includes goods or services that are not distinct from those already provided, the Company records a cumulative adjustment to revenue based on a remeasurement of progress towards the complete satisfaction of the not yet fully delivered performance obligation.
Incurred Cost Audits
A substantial portion of the Company’s revenue and costs are subject to audit by the U.S. Defense Contract Audit Agency (“DCAA”). Billings under government contracts are based on provisional rates that permit recovery of allowable overhead, and general and administrative expenses not exceeding certain limits. These rates are subject to review by the government on an annual basis. When final determination and approval of the allowable rates have been made, billings on certain cost-type contracts may be adjusted. See Note 13. Commitments and Contingencies for additional details.
Costs to Fulfill a Contract with a Customer
The Company recognizes assets for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy performance obligations, and are expected to be recovered in accordance with ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers. The assets related to costs to fulfill contracts with customers are capitalized and amortized over the period when the related performance obligations are satisfied.
Costs of Revenue
Costs of revenue include all direct contract costs, as well as indirect overhead costs and selling, general and administrative expenses that are allowable and allocable to contracts under federal procurement standards. Fringe expenses are included in selling, general, and administrative expenses. Costs of revenue also include costs and expenses that are unallowable under applicable procurement standards and are not allocable to contracts for billing purposes. Such costs and expenses do not directly generate revenue but are necessary for business operations.
Contract costs generally include direct costs such as materials, labor, subcontract costs and indirect costs identifiable with or allocable to a specific contract. Costs are expensed as incurred except for costs incurred to fulfill a contract (excluding bid and proposal costs), which are capitalized and amortized on a straight-line basis over the expected period of performance. The Company does not incur significant incremental costs to acquire contracts. Contract costs incurred for U.S. government contracts, including indirect costs, are subject to audit and adjustment by the DCAA or other cognizant audit agency. Contract revenue has been recorded in amounts that are expected to be realized upon final settlement.
Indirect costs represent expenses that are not associated with the execution of the contracts. Indirect costs include charges for such items as executive management, corporate business development, information technology, finance and accounting, human resources and various other corporate functions. The Company classifies indirect costs incurred within or allocated to its U.S. government customers in the “Indirect costs” line in the Income Statement.
Accounts Receivable, Contract Assets, and Allowance for Credit Losses
Accounts receivable are generated from prime and subcontracting arrangements with the Company’s various customers, which are primarily U.S. government departments and agencies. Billed amounts represent invoices that have been prepared and sent to the customer and represent an unconditional right to receive the consideration. Accounts receivable are recorded at amounts earned less an allowance. The Company reviews its receivables regularly to determine if there are any potentially uncollectible accounts. The majority of receivables are due from U.S. government agencies where there is minimal credit risk.
A portion of accounts receivable balances relates to retainage and withhold provisions under long-term contracts which will be due upon completion of the contract. Based on management’s estimates, these retention balances were expected to be collected within one year of the balance sheet dates and were therefore included in the “Accounts Receivable” balances. Any portion of billed payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer in the event the Company does not perform on its obligations under the contract.
Contract assets represent unbilled revenues on contracts in progress, which are presented within “Accounts receivable” in the accompanying Balance Sheet and are primarily due from U.S. government departments and agencies. These amounts become billable according to the contract terms, which consider the passage of time, achievement of certain milestones or completion of the project. The majority of contracts contain provisions that permit these unbilled amounts to be invoiced in the month after the related costs are incurred. Generally, unbilled amounts will be billed and collected within one year.
The Company establishes allowances for credit losses in its accounts receivable and contract assets. To measure expected credit losses, management considers historical collectability based on past due status as well as market conditions and forecasts of future economic conditions to inform potential adjustments to historical loss data. In addition, the Company records allowance for credit losses for specific receivables that are deemed to have a higher risk profile than the rest of the respective pool of receivables, such as concerns about a specific customer’s inability to meet its financial obligation to the Company. The adequacy of these allowances is assessed regularly through consideration of factors on a collective basis where similar characteristics exist and on an individual basis.

Use of Estimates
The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Other significant estimates include, but are not limited to, recording variable revenue for award fees under revenue contracts, fair value of intangible assets acquired, provision for income tax expense, self-insurance health accruals, as well as useful life estimates of tangible and intangible assets. Actual results may differ materially from management’s estimates and the results of any material changes in accounting estimates are reflected in the Financial Statements in the period in which the changes become evident.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash and overnight investment accounts, if any, carried at cost, which approximates fair market value. The Company considers investments with an original maturity date of less than three months when purchased, to be cash equivalents.
Inventory
Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Inventory consists primarily of components and subassemblies and finished products held for sale. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the Company evaluated inventory levels an expected usage of a periodic basis and records adjustments as required.
Property and Equipment
Property and equipment are recorded at cost, net of accumulated depreciation and amortization. In the event property and equipment are acquired unless acquired via a business combination, in which case the assets are reflected at fair value as of the acquisition date.
Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which are as follows:
Estimated Useful Lives (in Years)
Equipment	3
Software	5
Furniture and fixtures	7
Maintenance and repairs are charged to expense as incurred. If applicable, expenditures that materially improve or extend the life of an asset are capitalized. When property and equipment are sold or otherwise disposed, the asset and related accumulated depreciation accounts are relieved, and any gain or loss is reflected in the Income Statements in the year of disposition.
Business Combinations
The Company accounts for acquisitions of entities that consist of inputs and processes that have the ability to contribute to the creation of outputs as business combinations. The Company allocates the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition related expenses and integration costs are expensed as incurred. Goodwill represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired businesses. Goodwill typically represents the value paid for the assembled workforce and enhancement of the Company’s service offerings. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of the Company’s reporting unit exceeds its estimated fair value.
In accordance with ASC Topic 350, Intangibles — Goodwill & Other (“ASC 350”), the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test described in ASC Topic 350 as amended by Accounting Standards Update No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and goodwill is considered to be unimpaired. However, if based on the qualitative assessment the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company proceeds with the quantitative evaluation process by performing a discounted cash flow analysis to estimate the fair value of the reporting unit. The fair value of the Company’s reporting units is determined using a combination of the income approach and the market approach, which involves estimates and assumptions, including projected future operating results and cash flows, the cost of capital, and financial measures derived from observable market data of comparable public companies. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit’s fair value and the reporting unit’s carrying value.
No impairment of the Company’s goodwill was recorded during the year ended December 31, 2023.
Intangible Assets, Net
Intangible assets consist primarily of identifiable intangible assets of acquired companies including existing customer contracts, marketing and technology related intangible assets. Intangible assets are stated at the fair value as of the date acquired in a business combination. The fair value of the acquired customer related intangible assets is determined as of the date of acquisition by using an income valuation methodology and the relief from royalty method for the marketing related intangible assets. Technology related intangible assets were valued utilizing a cost-to-recreate methodology.
Amortization of intangible assets is calculated using the method that best reflects how their economic benefits are utilized or if a pattern of economic benefits cannot be reliably determined, on a straight-line method over their estimated useful lives. Estimated useful lives by intangible asset class are as follows:
Estimated Useful Lives (in Years)
Customer-related intangible assets	12
Marketing-related intangible assets	10
Technology-related intangible assets	8
Impairment of Long-Lived Assets Excluding Goodwill
Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset group may not be fully recoverable, in accordance with ASC 360, Property, Plant, and Equipment (“ASC 360”). These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the undiscounted cash flow analysis indicates the asset group is not recoverable, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. No impairments were recognized during the year ended December 31, 2023.
Research and Development
Research and development costs are expensed as incurred and totaled $0.5 million for the year ended December 31, 2023.

Preferred Units
Mezzanine equity represents the Preferred Units issued by the Company. The Preferred Units are redeemable at the option of the holder, but not mandatorily redeemable, which results in mezzanine (temporary) equity classification, outside of permanent equity, on the Balance Sheet and Consolidated Statement of Changes in Redeemable Preferred Units and Member’s Equity. See Note 14 for additional information regarding the Preferred Units.
Fair Value of Financial Instruments
The fair value hierarchy is based upon inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:
Level 1 — Inputs at quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs at quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 — Inputs which are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Certain financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which due to their short maturities, approximates their fair values as of December 31, 2023.
Contract Liabilities
Contract liabilities are equivalent to advance payments and billings in excess of revenues recognized incurred in the consolidated balance sheet. Certain customers make advance payments prior to the Company’s satisfaction of its performance obligations on the contract. These amounts are recorded as contract liabilities until such obligations are satisfied, either over time as costs are incurred or at a point in time when deliveries are made. Contract liabilities are not a significant financing component because they are used to meet working capital demands that can be higher in the early stages of a contract. The Company anticipates that substantially all of such amounts will be earned as revenue within one year when the performance obligation is satisfied.
Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (“ASC 842”), to increase transparency and comparability among organizations requiring the recognition of right-to-use (“ROU”) assets and lease liabilities on the balance sheet for those leases classified as operating leases. Under the new standard, required disclosures enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company, using a modified retrospective adoption approach, is also required to recognize and measure leases existing at the beginning of the period of adoption, with certain practical expedients available.
The Company chose the following practical expedients: not to re-assess existing and expired contracts to determine if they contain embedded leases; not to re-assess lease classification of existing leases; not to re-assess initial direct costs of obtaining leases; to account for lease and non-lease components as a single lease component for equipment leases; and to only apply the standard to leases with a term greater than twelve months.
The Company elected to utilize the incremental borrowing rate, which was calculated by a third-party valuation specialist, for purposes of determining the present value of lease payments as most of its leases do not provide an implicit rate. The Company must also exercise significant judgment when determining whether an option to renew or terminate a lease should be included in the lease term. This judgment includes an assessment of all relevant economic factors such as costs relating to the termination or extension of a lease, importance of the underlying asset to the Company’s operations, and the terms and conditions of the optional periods in relation to current market rates.
Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment, if any, of operating lease assets.
Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, the Company recognizes deferred tax assets (“DTAs”) and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, net operating loss carryforwards, and tax credit carryforwards. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the DTAs will not be realized.
ASC 740, Income Taxes, prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under this guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company’s policy for recording interest and penalties related to uncertain tax positions is to record such items as a component of income taxes.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.
Cash balances often exceed the Federal Deposit Insurance Corporation insurance limits. To reduce the Company’s credit risk, the Company monitors the credit standing of the financial institutions that hold the Company’s cash; however, these balances could be impacted in the future if the underlying financial institutions fail. To date, the Company has experienced no loss of or lack of access to the Company’s cash; however, the Company can provide no assurances that access to the Company’s cash will not be impacted in the future by adverse conditions in the financial markets.
A substantial portion of the Company’s accounts receivable is derived from prime contracts and subcontracts with U.S. government agencies. All accounts receivables are on an unsecured basis. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on accounts receivable.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which is intended to enhance the transparency and usefulness of income tax disclosures through improved reporting related to the rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures in its consolidated financial statements. The Company has assessed other accounting pronouncements issued or effective during the year ended December 31, 2023, and deemed they were not applicable to the Company or are not anticipated to have a material effect on the consolidated financial statements.

Recent Accounting Pronouncements Adopted
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments, which changes the methodology for measuring credit losses on financial instruments and certain other instruments, including trade receivables and contract assets. The new standard replaces the current incurred loss model for measurement of credit losses on financial instruments with a forward-looking expected loss model based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the standard in 2023 using the modified-retrospective approach, which requires the standard to be applied on a prospective basis with a cumulative-effect adjustment to retained earnings as of the beginning of the period in which guidance is effective. Upon adoption, the Company did not record an adjustment to opening retained earnings as of January 1, 2023 because the adoption did not have a material impact on its financial position, results of operations or cash flows.
Other accounting standards that have been issued or proposed by the FASB or other standards — setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
NOTE 3.   ACQUISITIONS
The Company made five strategic acquisitions during the year to expand its technical offerings and capabilities spanning full-spectrum cyber engineering, digital operations, and identity management, further enhancing the value we provide to our customers.
The following acquisitions were accounted for as business combinations under ASC 805, Business Combinations, whereby purchase consideration is allocated to the assets acquired and liabilities assumed, with the difference reflected in goodwill. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the acquired businesses, synergies, and the value of the assembled workforces that do not qualify for separate recognition. The goodwill is deductible for tax purposes.
The pro forma impact of the below acquisitions on current and prior periods is not presented as the Company believes it is impractical to do so. Management was not able to compile what they believed to be complete, accurate and reliable accounting information to use as a basis for pro forma presentations without an unreasonable effort as appropriate historical information was not available.
Net Vision Consultants, LLC (“NVC”)
Under the terms of the Stock Purchase Agreement dated January 12, 2023, Eqlipse acquired 100% of the membership interests of NVC. The purchase was accounted for under the acquisition method. The acquisition was effective on January 12, 2023.
The aggregate purchase price was $34,332, which is inclusive of cash acquired of $1,373. The aggregate purchase price is comprised of cash and a final net working capital adjustment of $557. The Company recorded the adjustment as a receivable within other current assets in the consolidated balance sheet as of December 31, 2023.
The results of operations of NVC have been included in the accompanying consolidated financial statements since the effective date of the acquisition. The Company’s transaction costs of $1.1 million associated with this acquisition are included within selling, general and administration expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.

A summary of the acquisition date fair value of the assets acquired, net of cash and liabilities assumed in the acquisition are as follows:
The following table summarizes the fair value of the consideration transferred and the estimated fair values of the major classes of assets acquired and liabilities assumed as of the acquisition date:
Assets
Accounts receivable	$6,960
Fixed assets	313
Intangible assets	20,900
Goodwill	8,710
Other assets	181
37,064
Liabilities
Accounts payable	1,148
Accrued salaries and related expenses	1,360
Other current liabilities	255
Deferred revenue	1,342
4,105
Net assets acquired	$32,959
The following table presents the identified intangible asset acquired (in thousands):
	Fair Value	Estimated Useful Life (in years)
Programs/Contracts	$17,400	12
Backlog	1,700	1
Developed Technology	1,800	8
Resolute Technologies, LLC (“Resolute”)
Under the terms of the Equity Purchase Agreement dated February 2, 2023, Eqlipse acquired 100% of the membership interests of Resolute. The purchase was accounted for under the acquisition method. The acquisition was effective on February 2, 2023.
The aggregate purchase price was $41,578, which is inclusive of cash acquired of $1,346. The aggregate purchase price is comprised of cash and a final net working capital adjustment of $30 to be paid to sellers and recorded as a liability within accounts payable and accrued expenses in the consolidated balance sheet as of December 31, 2023.
The results of operations of Resolute have been included in the accompanying consolidated financial statements since the effective date of the acquisition. The Company’s transaction costs of $1.0 million associated with this acquisition are included within selling, general and administration expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.

A summary of the acquisition date fair value of the assets acquired, net of cash and liabilities assumed in the acquisition are as follows:
Assets
Accounts receivable	$4,957
Fixed assets	59
Intangible assets	13,500
Goodwill	26,201
Other current assets	57
Other assets	23
44,797
Liabilities
Accounts payable	70
Accrued salaries and related expenses	4,317
Other current liabilities	178
4,565
Net assets acquired	$40,232
The following table presents the identified intangible asset acquired ($ in thousands):
	Fair Value	Estimated Useful Life (in years)
Programs/Contracts	$12,500	10
Backlog	1,000	1
UES, Inc. (“UES”)
Under the terms of the Agreement and Plan of Merger dated March 10, 2023, a wholly-owned subsidiary of Eqlipse merged with and into UES, with UES surviving the merger as a wholly-owned subsidiary of Eqlipse. The transaction was accounted for under the acquisition method. The UES merger was effective on March 31, 2023.
The aggregate purchase price was $63,995, which is inclusive of cash acquired of $1,000. The aggregate purchase price is comprised of cash and a final net working capital adjustment of $162 to be paid to sellers and recorded as a liability within accounts payable and accrued expenses in the consolidated balance sheet as of December 31, 2023.
The results of operations of UES have been included in the accompanying consolidated financial statements since the effective date of the acquisition. The Company’s transaction costs of $1.5 million associated with this acquisition are included within selling, general and administration expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.

A summary of the acquisition date fair value of the assets acquired, net of cash and liabilities assumed in the acquisition are as follows:
Assets
Accounts receivable	$12,622
Fixed assets	464
Intangible assets	28,900
Goodwill	26,601
Other current assets	967
Other assets	407
69,961
Liabilities
Accounts payable	2,719
Accrued salaries and related expenses	3,186
Other current liabilities	61
5,966
Net assets acquired	$63,995
The following table presents the identified intangible asset acquired ($ in thousands):
	Fair Value	Estimated Useful Life (in years)
Programs/Contracts	$24,000	17
Backlog	3,100	1
Developed Technology	1,800	16
SR Technologies, Inc. (“SRT”)
Under the terms of the Stock Purchase Agreement dated October 8, 2023, Eqlipse acquired 100% of the capital stock of SRT Technologies, Inc and SRT Aviation and Technical Services, Inc. The purchase was accounted for under the acquisition method. The acquisition was effective on November 21, 2023.
The aggregate purchase price was $127,871, which is inclusive of cash acquired of $5,370. The aggregate purchase price is comprised of cash, and a final net working capital adjustment of $2,674. The Company recorded the adjustment as a receivable within other current assets in the consolidated balance sheet as of December 31, 2023.
The results of operations of SRT have been included in the accompanying consolidated financial statements since the effective date of the acquisition. The Company’s transaction costs of $5.7 million associated with this acquisition are included within selling, general and administration expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.

A summary of the acquisition date fair value of the assets acquired, net of cash and liabilities assumed in the acquisition are as follows:
Assets
Accounts receivable	$6,306
Fixed assets	2,238
Intangible assets	64,000
Goodwill	55,357
Inventory	16,050
Other current assets	2,362
Other assets	3,193
149,506
Liabilities
Accounts payable	430
Accrued salaries and related expenses	7,444
Other current liabilities	10,060
Deferred revenue	9,071
27,005
Net assets acquired	$122,501
The following table presents the identified intangible asset acquired ($ in thousands):
	Fair Value	Estimated Useful Life (in years)
Customer Relationships	$25,200	15
Technology	35,400	10
Trademark	3,400	5
Digital Vertex Holdings, LLC d/b/a Site Intelligence Group (“SITE”)
Under the terms of the Equity Purchase Agreement dated December 12, 2023, Eqlipse acquired 100% of the capital stock of JC Information and Services, Inc. The purchase was accounted for under the acquisition method. The acquisition was effective on December 22, 2023.
The aggregate purchase price was $36,626, which is inclusive of cash acquired of $1,260. The aggregate purchase price is comprised of cash, and a final net working capital adjustment of $67 to be paid to sellers and recorded as a liability within accounts payable and accrued expenses in the consolidated balance sheet as of December 31, 2023.
The results of operations of SITE have been included in the accompanying consolidated financial statements since the effective date of the acquisition. The Company’s transaction costs of $1.3 million associated with this acquisition are included within selling, general and administration expenses in the Consolidated Statements of Operations for the year ended December 31, 2023.

A summary of the acquisition date fair value of the assets acquired, net of cash and liabilities assumed in the acquisition are as follows:
Assets
Accounts receivable	$1,912
Fixed assets	42
Intangible assets	21,600
Goodwill	18,728
Other current assets	208
42,490
Liabilities
Accounts payable	50
Accrued salaries and related expenses	464
Other current liabilities	760
Deferred revenue	5,850
7,124
Net assets acquired	$35,366
The following table presents the identified intangible asset acquired ($ in thousands):
	Fair Value	Estimated Useful Life (in years)
Customer Relationships	$12,800	20
Datasets	8,800	15
NOTE 4.   REVENUE RECOGNITION
Remaining Performance Obligations
As of December 31, 2023, the Company had approximately $159.0 million of remaining performance obligations under contracts with its customers. The Company currently expects to recognize revenue from substantially all of the remaining performance obligations in the next twelve months.
Disaggregation of Revenue
The Company’s revenue is derived from contract services performed for DoD agencies, various other government agencies, and commercial entities.
The following table presents the Company’s revenues disaggregated by customer type and contract type:
Year-Ended December 31, 2023
Customer
Department of Defense	$199,839
Other Commercial	210
Total revenue	$200,049
Contract Type
Cost-type	$100,607
Fixed-price	48,194
Time-and-materials	51,248
Total revenue	$200,049

NOTE 5:   CONTRACT BALANCES
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables, and contract liabilities on the consolidated balance sheet. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets recorded on the consolidated balance sheet. However, the Company sometimes receives advance payments or deposits prior to the commencement of work, as well as milestone payments that are paid in accordance with the terms of the contract as work is performed, which results in contract liabilities recorded on the consolidated balance sheet. These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period.
Contract balances consist of the following at December 31 (in thousands):
	December 31, 2023	January 1, 2023
Contract amounts billed	$36,709	$6,025
Contracts assets (unbilled)	14,318	4,183
Contract receivables	51,027	10,208
Contract liabilities (deferred revenue)	$18,189	$6,716
The increase in the Company’s contract assets during fiscal 2023 principally reflects the contract assets of certain businesses acquired during fiscal 2023, as well as additional unbilled receivables on certain customer contracts using an over-time recognition model in excess of billings. The increase in the Company’s contract liabilities during fiscal 2023 principally reflects the contract liabilities of certain businesses acquired during fiscal 2023 as well as the receipt and billings of advance deposits on certain customer contracts. See Note 3, “Acquisitions” for additional information.
The Company recognized substantially all of the revenue during fiscal 2023 that was included in contract liabilities as of January 1, 2023.
The Company recorded an allowance for credit losses of $323 against billed contract amounts as of December 31, 2023, however historical credit losses are not material.
NOTE 6.   INVENTORY
Inventory consisted of the following:
December 31, 2023
Raw materials	$7,271
Work-in-process	3,927
Finished goods	4,550
Total inventory	$15,748
For the year ended December 31, 2023, the Company did not record a reserve for inventory excess and obsolescence.

NOTE 7.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:
December 31, 2023
Leasehold improvements	$856
Equipment	6,084
Software	2,253
Furniture and fixtures	1,593
Construction in process	687
Property and equipment, gross	11,473
Less: accumulated depreciation	(4,078)
Property and equipment, net	$7,395
The table below presents depreciation expense related to property and equipment for the year ended:
Year Ended December 31, 2023
Depreciation expense	$797
NOTE 8.   GOODWILL AND INTANGIBLE ASSETS, NET
The table below presents the changes in the carrying amount of goodwill:
December 31, 2023
Goodwill arising from Acquisitions in 2022	$73,138
Goodwill arising from acquisition of NVC	8,710
Goodwill arising from acquisition of Resolute	26,201
Goodwill arising from acquisition of UES	26,601
Goodwill arising from acquisition of SRT	55,357
Goodwill arising from acquisition of SITE	18,728
$208,735
The intangible asset balances and accumulated amortization are as follows:
	December 31, 2023
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Useful Life (in Years)
	($ amounts in thousands)
Customer and contractual relationships	$108,139	$(5,314)	$102,825	14.6
Technology related intangible assets	71,202	(4,784)	66,418	8.6
Trademarks	3,400	(74)	3,326	5
Backlog	6,366	(5,426)	910	1
	$189,077	$(15,598)	$173,479
The table below presents the amortization expense related to intangible assets for the year ended:
Year Ended December 31, 2023
Amortization expense	$15,598

The table below presents estimated future intangible asset amortization:
For the Years Ending
2024	$18,083
2025	17,164
2026	17,164
2027	17,164
2028	15,920
2029 and thereafter	87,984
$173,479
NOTE 9.   RETIREMENT PLANS
The Company maintained various retirement plans for certain employees during 2023 at various subsidiaries. Full-time employees and qualifying part-time employees are eligible to participate in the plan provided under their subsidiary. The Company made contributions in accordance with each plan’s requirements which range from 4% to 5% of the employees’ eligible contributions. The contributions under the plan were $2,753 for the year ended December 31, 2023.
NOTE 10.   INCOME TAXES
The current and deferred components of the income tax expense (benefit) consists of the following for the year ended December 31, 2023 (in thousands):
December 31, 2023
Current
Federal	$446
State	885
Deferred	1,331
Federal	(2,238)
State	(881)
Total	$(1,788)
The Company’s effective tax rate differs from the U.S. federal tax rate of 21% primarily due to the impact of state income taxes and permanent differences relating to transaction costs.
The difference between the Company’s reported total provision for income taxes and the U.S. federal tax rate of 21% is as follows:
December 31, 2023
Income tax expense at statutory rate	21.00%
State taxes (net of federal benefit)	1.62%
Transaction Costs	(5.93)%
Other Adjustments	(0.59)%
Total income tax expense (benefit)	16.1%

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31:
December 31, 2023
Deferred tax assets
Transaction costs	$1,096
Compensation accruals	2,739
Accrued expenses	1,520
Charitable contributions	8
Other prepaid expenses and insurance	191
Section 174 research and development	1,945
Lease liability	7,014
Uniform capitalization	1,141
Inventory reserve	430
Warranty liability	598
Allowance for bad debts	90
Excess business interest expense	2
Net operating losses	6,419
Federal research and development credit	100
Total deferred tax assets	23,293
Deferred tax liabilities
Depreciation	(1,117)
Amortization of intangible assets and goodwill	(31,316)
Right-of-use asset	(5,717)
Unrealized gain/loss	(2)
Total deferred tax liabilities	(38,152)
Net deferred tax liability	$(14,859)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that all of the deferred tax assets will be realized in future periods.
As of December 31, 2023, the Company had $25.5 million of U.S. federal and $0.5 million of state net operating loss (“NOL”) carryforwards available as a result of several acquisitions. Section 382 of the Internal Revenue Code of 1986, as amended, limits utilization of NOL carryforwards when an ownership change occurs as defined by that Section. Under the provisions of Internal Revenue Code Section 382, certain substantial changes in the Company’s ownership may result in a limitation on the amount of U.S. net operating loss carryforwards that can be utilized annually to offset future taxable income and taxes payable. The Company is in the process of performing a Section 382 analysis with respect to all acquired entities, but all NOLs were generated in post-tax reform periods subject to the parameters of the Tax Cuts and Jobs Act of 2017, as amended, and therefore such NOL’s have an indefinite life and no amount will expire unused.
As of and for the year ended December 31, 2023, the Company had not established a liability for uncertain tax positions as no such positions existed. In general, the Company’s tax returns are subject to U.S. federal, state and local tax examinations by tax authorities. Generally, the Company is not subject to examination by taxing authorities for tax years prior to 2019. Management does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

NOTE 11.   LEASES
The Company leases certain office space and equipment. Certain leases include renewal options. The Company defines the initial lease term to include renewal options determined to be reasonably certain. In addition, real property leases may contain incentives for tenant improvements, rent holidays or rent escalation clauses. For tenant improvement incentives received, if the incentive is determined to be a leasehold improvement owned by the lessee, the Company records the incentives as a reduction to the right-of-use asset. Rent holidays and rent escalation clauses during the lease term, are recorded as rental expense on a straight-line basis over the term of the lease. For these lease incentives, the Company uses the date of initial possession as the commencement date, which is generally when the Company is granted access to the space and begins to make improvements in preparation for intended use. The Company does not have any material restrictions or covenants in its lease agreements, sale-leaseback transactions, land easements or residual value guarantees.
Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, while lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right- of-use assets and lease liabilities are recognized at the commencement date of a lease based on the net present value of lease payments over the lease term.
Certain of the Company’s leases include options to renew or terminate the lease. The exercise of lease renewal or early termination options is at the Company’s sole discretion. The Company regularly evaluates the renewal and early termination options and when they are reasonably certain of exercise, the Company includes such options in the lease term. Additionally, the Company made judgments regarding lease terms for certain of its real property leases that were in month-to-month status or that contained auto-renewal clauses. The Company estimated a lease end date based on the required length of usage of the property and calculated a right-of-use asset and lease liability with the resulting estimated lease term.
In determining the discount rate used to measure the right-of-use assets and lease liabilities, the Company uses the rate implicit in the lease, or if not readily available, the Company uses the Company’s incremental borrowing rate. The Company’s incremental borrowing rate is based on an estimated secured rate comprised of a risk-free rate plus a credit spread as secured by the Company’s assets. Certain required adjustments, some of which required significant judgment, were then made to this base debt rate to arrive at an estimated incremental borrowing rate.
Right-of-use assets are assessed for impairment in accordance with the Company’s long-lived asset policy. The Company reassesses lease classification and remeasures right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment in accordance with Topic 842.
The Company made significant assumptions and judgments in applying the requirements of Topic 842. In particular, the Company:
•
Evaluated whether a contract contains a lease, by considering factors such as whether the Company obtained substantially all rights to control an identifiable underlying asset and whether the lessor has substantive substitution rights;

•
Determined whether contracts contain material embedded leases;

•
Evaluated leases with similar commencement dates, lengths of term, renewal options or other contract terms, which therefore meet the definition of a portfolio of leases, whether to apply the portfolio approach to such leases;

•
Utilized a third-party specialist to calculate and evaluate the IBR for the Company as of the ASC 842 adoption date to measure the lease liability.

The following table summarizes the lease right-of-use assets and lease liabilities as of December 31:
December 31, 2023
Right-of-use assets:
Operating leases	$23,390
Total right-of-use assets	$23,390
Lease liabilities:
Current operating lease liabilities	$2,473
Long-term operating lease liabilities	25,749
Total lease liabilities	$28,222
Below is a summary of expenses incurred pertaining to leases during the year ended:
Year Ended December 31, 2023
Operating lease expense	$3,350
The following table presents supplemental information related to leases:
Weighted average remaining lease term (in years):
Operating leases	8.19
Weighted average discount rate:
Operating leases	8.67%
The table below summarizes the Company’s scheduled future minimum lease payments for years ending after December 31, 2023:
For the Years Ending	Operating Leases
2024	$5,620
2025	5,503
2026	4,993
2027	4,689
2028	4,702
2029 and thereafter	15,321
Total lease payments	40,828
Less: present value discount	12,606
Total lease liabilities	28,222
Less: current portion	2,473
Long-term lease liabilities	$25,749
The following table includes supplemental cash flow and noncash information related to the leases for the year ended:
December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,247
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$30,059

NOTE 12.   DEBT
Credit Agreement
On November 21, 2023, the Company entered into a Credit Agreement (the “Agreement”) with a syndicate of lenders. The Agreement provides for revolving loans and letters of credit in the aggregate of $150 million, from which $50 million was drawn down. Borrowings under the Agreement bear interest at the base rate plus the applicable margin. The Agreement also requires the Company to pay a quarterly commitment fee. The revolving borrowing commitments and commitment fee base rate spreads as of December 31, 2023 were 1.25% and 0.875%, respectively. Borrowings related to this Agreement are secured by substantially all of the Company’s assets, and expires, if not renewed, on November 21, 2026. On December 22, 2023, the Company repaid the outstanding revolving loan in full, in the amount of $50 million. Accordingly, there were no revolving commitments and approximately $0.5 million letters of credit outstanding as of December 31, 2023, respectively. The Agreement was terminated in conjunction with the acquisition of the Company on March 1, 2024.
NOTE 13.   COMMITMENTS AND CONTINGENCIES
Incurred Cost Audits
As of December 31, 2023, the DCAA has approved indirect rates through 2023 for the legacy Eqlipse business and through 2022 for all other entities. Although the Company has recorded contract revenues based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company cannot predict the outcome of any ongoing or future audits or reviews and adjustments and, if future adjustments exceed estimates, profitability may be adversely affected. As of December 31, 2023, the Company has reserved for potential adjustments from audits or reviews of contract costs.
NOTE 14.   MEZZANINE EQUITY — REDEEMABLE PREFERRED UNITS
On November 21, 2023, Holdings issued 80,000 Preferred Units to the sole member of the Company, Eqlipse Technologies Equity Holdings, LLC, for an aggregate purchase price of $80.0 million. The Preferred Units were recorded at that amount within mezzanine equity on the Balance Sheet and Consolidated Statement of Changes in Redeemable Preferred Units and Member’s Equity, since the Preferred Units are redeemable at the value of the sum of the initial investment amount and the accumulated dividends, at the option of the holder. The sole member controls the board which can effectuate a distribution and thereby redeem the Preferred Units.
The Preferred Units include a yield at 8.1% per annum (calculated based on 360 days consisting of twelve 30-day months). The yield is cumulative and compounded quarterly at the end of each fiscal quarter. The Company has recognized deemed dividends of $0.72 million for the year ended December 31, 2023. The entire accumulated dividend is unpaid as of December 31, 2023.
The Preferred Units rank higher in priority than the Company’s Common Units. If the Company declares a distribution to its unitholders, cash shall be distributed with priority to the Preferred Units until the aggregate unpaid preferred unit yield and the aggregate unreturned preferred unit capital with respect to each of the member’s Preferred Units has been reduced to zero.
NOTE 15.   MEMBER’S EQUITY
The sole member of Holdings, Eqlipse Technologies Equity Holdings, LLC, owns 100% of the 339,900 issued and outstanding Common Units at December 31, 2023.
During the year ended December 31, 2023, the Company recorded contributions from members totaling $251.1 million that were paid to the Company for the purchase of membership units in Holdings.
NOTE 16.   SUBSEQUENT EVENTS
The Company evaluated its December 31, 2023 Financial Statements for subsequent events through January 31, 2025, the date these consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than the items disclosed below.
On March 1, 2024, the Company was acquired by BlueHalo Holdings Parent, LLC for a purchase price of approximately $730 million.

Annex A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
AEROVIRONMENT, INC.,
ARCHANGEL MERGER SUB, LLC,
BLUEHALO FINANCING TOPCO, LLC,
AND
BLUEHALO HOLDINGS PARENT, LLC
November 18, 2024

Exhibits
Exhibit A	Form of Seller Member Support Agreement
Exhibit B	Form of Joinder and Lock-Up Agreement
Exhibit C	Form of Shareholder’s Agreement
Exhibit D	Form of Seller Member Written Consent
Exhibit E	Company Member Written Consent
Exhibit F	Form of Certificate of Merger
Exhibit G	Distribution Spreadsheet
Exhibit H	Form of Assignment and Assumption Agreement
Exhibit I	Form(s) of Tax Representation Letter

Schedules
Company Disclosure Schedule
Seller Disclosure Schedule
Parent Disclosure Schedule
Schedule I	Supporting Seller Members
Schedule II	Sponsor Members
Schedule III	Seller Liquidation Steps

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 18, 2024 is entered into by and among AeroVironment, Inc., a Delaware corporation (“Parent”), Archangel Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub”), BlueHalo Financing TopCo, LLC, a Delaware limited liability company (the “Company”), and BlueHalo Holdings Parent, LLC, a Delaware limited liability company and sole member of the Company (“Seller” and, together with Parent, Merger Sub and the Company, the “Parties”). Capitalized terms shall have the meanings given to them in Section 1.01(a) (or as defined elsewhere in this Agreement in accordance with Section 1.01(b)).
RECITALS
WHEREAS, the Parties intend to effect a business combination through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger (the “Surviving Company”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (as amended, the “DLLCA”).
WHEREAS, the board of managers of the Company (the “Company Board of Managers”) has considered the terms of this Agreement and has unanimously (a) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, including the Merger, the “Transactions”) advisable, fair to and in the best interests of the Company and its sole member, (b) approved this Agreement in accordance with Applicable Law and (c) adopted a resolution recommending that Seller, as the sole member of the Company, approve and adopt this Agreement.
WHEREAS, the board of managers of Seller (the “Seller Board of Managers”) has considered the terms of this Agreement and has unanimously (a) declared this Agreement and the Transactions advisable, fair to and in the best interests of Seller and its members, (b) approved this Agreement in accordance with Applicable Law, including the Seller Liquidation and the Seller Distribution, (c) irrevocably delegated the power to approve and adopt this Agreement (in its capacity as sole member of the Company) to a vote of the Seller Members in accordance with Section 3.8 of the Seller LLCA and (d) adopted a resolution directing that the approval and adoption of this Agreement be submitted to the Seller Members for consideration and recommending that such members approve and adopt this Agreement, including the Seller Liquidation and the Seller Distribution.
WHEREAS, the managing member of Merger Sub has unanimously (a) declared this Agreement and the Transactions advisable, fair to and in the best interests of Merger Sub and the sole member of Merger Sub and (b) approved and adopted this Agreement in accordance with Applicable Law.
WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has considered the terms of this Agreement and has unanimously (a) declared this Agreement and the Transactions, including the issuance of shares of Parent Stock to Seller pursuant to the terms of this Agreement (the “Parent Share Issuance”), advisable, fair to and in the best interests of Parent and its stockholders, (b) approved and adopted this Agreement in accordance with Applicable Law, including the Parent Share Issuance and (c) adopted a resolution directing that the Parent Share Issuance be submitted to Parent’s stockholders for consideration and recommending that such stockholders approve the Parent Share Issuance.
WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Seller and each member of Seller listed in Schedule I (“Supporting Seller Members”), is executing and delivering a support agreement in favor of Parent in substantially the form attached hereto as Exhibit A (the “Seller Member Support Agreement”).
WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Supporting Seller Member and each of the parties listed in Schedule II (the “Sponsor Members”) is executing and delivering a joinder, release and lock-up agreement in substantially the form attached hereto as Exhibit B, which shall be effective as of the Closing in accordance with its terms (the “Joinder and Lock-Up Agreement”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Sponsor Members are executing and delivering a shareholder’s agreement in substantially the form attached hereto as Exhibit C, which shall be effective as of the Closing in accordance with its terms (the “Shareholder’s Agreement”).
WHEREAS, promptly (and in any event within two (2) Business Days) following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to Seller Members, Seller will solicit the approval by written consent (in lieu of a meeting pursuant to Section 302 of the DLLCA) in the form attached hereto as Exhibit D (the “Seller Member Written Consent”).
WHEREAS, promptly following receipt of the Seller Member Written Consent, the Company will deliver the approval by written consent (in lieu of a meeting pursuant to Section 302 of the DLLCA) of Seller in the form attached hereto as Exhibit E (the “Company Member Written Consent”).
WHEREAS, the Parties intend that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).
AGREEMENT
NOW, THEREFORE, intending to be legally bound, the Parties to this Agreement hereby agree as follows:
ARTICLE 1.
DEFINITIONS
Section 1.01   Definitions.
(a)   As used in this Agreement, the following terms have the following meanings:
“401(k) Plan” means an Employee Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement.
“Acquired Companies” means, collectively, the Company and each Subsidiary of the Company.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that references to Affiliates of Parent and Merger Sub shall mean only controlled Affiliates of Parent. For the avoidance of doubt, the Key Seller Member shall be deemed to be an Affiliate of Seller and each of the Acquired Companies. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.
“Aggregate Closing Consideration” equals a number of shares of Parent Stock equal to (i) the Aggregate Merger Consideration minus (ii) the Closing Leakage Share Amount minus (iii) the Excess Closing Indebtedness Share Amount.
“Aggregate Merger Consideration” equals a number of shares of Parent Stock equal to 18,548,698.
“Ancillary Documents” means the Seller Member Support Agreements, the Company Member Written Consent, the Seller Member Written Consent, the IRS Form W-9, Shareholder’s Agreement, the Closing Payment and Leakage Certificate, the Seller Closing Certificate, the Company Closing Certificate, the Parent Closing Certificate and all other instruments, certificates and other agreements entered into by the Parties pursuant to the terms of this Agreement.
“Anti-Corruption Laws” means all laws, rules and regulations relating to bribery or corruption, including: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”); (ii) the UK Bribery Act 2010; and (iii) any other applicable local, domestic or international anti-corruption or anti-bribery laws.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.
“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law, constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Arlington, Virginia or New York, New York are authorized or required by Applicable Law to close.
“Closing Leakage Share Amount” means an aggregate number of shares of Parent Stock equal to (i) the Closing Leakage Value divided by (ii) the Parent Stock Price, rounded down to the nearest whole number (without any consideration payable for such fractional shares).
“Closing Leakage Value” means an amount equal to the Leakage (excluding, for the avoidance of doubt, any Permitted Leakage) as of immediately prior to the Closing, as set forth in the Closing Payment and Leakage Certificate delivered by Seller pursuant to Section 2.05(a).
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Acquisition Proposal” means, other than the Merger, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, any transaction (including any single or multi-step transaction) or series of transactions with a Person or “group” (as defined in the Exchange Act) other than Parent or any Affiliate of Parent relating to: (a) the sale, license or other disposition of all or a portion of the business or assets of any Acquired Company constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of the Acquired Companies, taken as a whole, (b) the issuance, disposition or acquisition of (i) any capital stock, units or other equity security of any Acquired Company (other than in connection with the vesting and settlement of any Seller Incentive Units), (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock, unit or other equity security of any Acquired Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company, in each case of (b)(i) through (iii), representing fifteen percent (15%) or more of the voting power or economic interests of the Acquired Companies, taken as a whole or (c) any merger, consolidation, business combination, reorganization or similar transaction involving any Acquired Company representing fifteen percent (15%) or more of the voting power or economic interests of the Acquired Companies, taken as a whole.
“Company Common B Units” means the “Common B Units” as defined in the Company LLCA.
“Company Common E Units” means the “Common E Units” as defined in the Company LLCA.
“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by the Company to Parent.
“Company Fundamental Representations” means the representations and warranties contained in Section 3.01(a) and (c) (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.04(a) (Non-Contravention), Section 3.05(a) (Capitalization), Section 3.07(b) (Absence of Certain Changes) and Section 3.31 (Finders’ Fees).
“Company Government Bid” means any offer, quotation, bid or proposal made by an Acquired Company that, if accepted or awarded, would reasonably be expected to result in a Company Government Contract.

“Company Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement, other transactional authority agreement or change order) between an Acquired Company, on one hand, and any Governmental Authority or any prime contractor or sub-contractor (at any tier) of any Governmental Authority, in its capacity as such, on the other hand. A purchase, task or delivery order issued under a Company Government Contract shall not constitute a separate Company Government Contract, for purposes of this definition, but shall be part of the Company Government Contract to which it relates.
“Company IP” means all Intellectual Property Rights and Technology owned or purported to be owned by any Acquired Company.
“Company LLCA” means the Second Amended and Restated Limited Liability Company Agreement of BlueHalo Financing TopCo, LLC dated as of March 1, 2024.
“Company Material Adverse Effect” means any change, event, effect, fact, condition, circumstance, occurrence or matter (each, an “Effect”) that, (considered together with all other Effects) would, or would reasonably be expected to: (a) prevent or materially impede the ability of the Company to perform any of its covenants or obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement or (b) materially and adversely affect the business, condition, assets, Liabilities, operations, results of operations or financial performance of the Acquired Companies, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” for purposes of this clause (b): (i) changes in the general economic conditions in the industry in which the Acquired Companies operate, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact the Acquired Companies relative to other companies in the same industries in which the Acquired Companies operate, (ii) changes in general economic, political, financial, banking or security market conditions (including any disruption thereof and the outcome of any election), including changes in (A) interest rates, credit ratings or credit outlook, (B) exchange rates for currencies of any country or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact the Acquired Companies relative to other companies in the same industry, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof, civil unrest, civil disobedience, or the declaration by the United States or any other Governmental Authority of a national emergency or war, any hurricane, tsunami, tornado, flood, earthquake, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages, changes in geopolitical conditions or other force majeure events in the United States or any other country or region in the world (or escalation, worsening, ceasing or de-escalation of any such events or occurrences, including, in each case, the response of Governmental Authorities), including without limitations any epidemic, pandemic or disease, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact the Acquired Companies relative to other companies in the same industry, (iv) the entry into this Agreement or the announcement or pendency of the Transactions, including any impact on the relationships, contractual or otherwise, of any Acquired Company with employees (including employee attrition), customers, suppliers, lenders, lessors, vendors, Governmental Authorities, partners or any other Person, except to the extent that the purpose of a representation or warranty contained in this Agreement is to address the consequences resulting from the execution of this Agreement, or the announcement or pendency of the Transactions, (v) changes or proposed changes, after the date of this Agreement, in GAAP, other accounting standards or Applicable Law or the enforcement or interpretation thereof, including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact the Acquired Companies relative to other companies in the same industry, (vi) any failure to meet financial projections, estimates or forecasts for any period (provided, that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Company

Material Adverse Effect), or (vii) the performance by the Company or any Acquired Company of any action expressly required or permitted by this Agreement.
“Company Preferred Units” means the “Preferred Units” as defined in the Company LLCA.
“Company Product” means any product or service (including Software) offered, owned, developed, marketed or otherwise promoted, distributed, licensed, sold or otherwise made available to any Person by any Acquired Company, including any product or service currently under development.
“Company R&D Sponsor” means any Governmental Authority, university, college, other educational institution, military, multi-national or bi-national or international organization or similar research institution that has provided grants, loans, incentives, subsidies, awards, participations, cost sharing arrangements, reimbursement arrangements or other similar benefits to an Acquired Company or any developer, inventor or other contributor to any Company IP, in each case in connection with the financing of research and development or in connection with the development, conception, improvement, modification or reduction to practice of Company IP.
“Company Transaction Expenses” means, without duplication (including with respect to duplication of amounts attributable to Leakage), the aggregate amount of all out-of-pocket fees, costs and expenses incurred or payable by or on behalf of any Acquired Company arising from, in connection with or related to the negotiation, preparation, execution and performance of this Agreement and the Transactions, including (a) third party fees, costs and expenses (including legal, accounting, broker’s, investment banker’s, consultant’s, advisor’s and finder’s fees, costs and expenses and amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the Transactions) arising from, incurred in connection with or related to this Agreement or the Transactions prior to the Closing Date (whether or not such amounts have been invoiced as of or prior to the Closing Date), (b) any retention or stay bonus, severance or other termination payments, change-in-control, tax gross-up or other similar payments payable to any current or former Service Provider as a result of or in connection with the Merger or any of the other Transactions (whether paid on or following the Closing Date), (c) the employer portion of any payroll, employment or similar Taxes incurred or to be incurred by Parent or its Subsidiaries or any Acquired Company with respect to any of the payments set forth in the preceding clause (b), solely to the extent payable in respect of Compensatory Seller Units, (d) the premium and any related fees, costs and expenses associated with the D&O Tail Policy, (e) 50% of the premium (inclusive of broker commissions), taxes, underwriting fees and broker fees of the RWI Policy (the “RWI Policy Expenses”) and (f) all other miscellaneous out-of-pocket expenses or costs, in each case, incurred by or on behalf of any Acquired Company arising from, incurred in connection with or related to the Transactions.
“Company Units” means, collectively, the Company Preferred Units, Company Common B Units and Company Common E Units.
“Compensatory Seller Units” means those Seller Incentive Units or Restricted Common Units set forth in Section 1.01(c) of the Company Disclosure Schedule and any other Seller Incentive Units or Restrictive Common Units to the extent that the vesting or settlement thereof will result in the recognition of taxable income (as ordinary compensation) to the holder of such Seller Incentive Units or Restrictive Common Units, including as a result of any corrective actions taken or required to be taken by Seller or the Acquired Companies in respect of the Tax withholding or reporting with respect to any Seller Incentive Units or Restricted Common Units, as determined or pursuant to any action taken by the Seller prior to Closing.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permit).
“Contract” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, whether oral or written, and in each case, which is legally binding.

“CSA” means a Cognizant Security Agency as defined in 32 C.F.R. § 117.3(b) including but not limited to the U.S. Department of Defense which has delegated administration of industrial security services to the Defense Counterintelligence and Security Agency.
“CUI Clean Team Agreement” means the CUI Clean Team Agreement, dated as of October 15, 2024, by and between BlueHalo, LLC and Parent.
“Debt Financing Sources” means any Person that commits to provide or arrange, or otherwise enters into agreements to lend in connection with, the Debt Financing, including (a) the parties named in the Debt Commitment Letter (including the parties to any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto), (b) their Affiliates and (c) their and their Affiliates’ respective partners, principals, officers, directors, members, managers, employees, attorneys, advisors, agents and other authorized representatives involved in the Debt Financing and each of their successors and permitted assigns; provided, however, that in no event shall Parent, Merger Sub or any of their respective Affiliates be deemed to be a Debt Financing Source.
“Environmental Laws” means any Applicable Law relating to protection of human health and safety (as such relates to exposure to Hazardous Substances), the environment or Hazardous Substances.
“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of the Acquired Companies as currently conducted.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, is or was, at the relevant time, treated as a single employer under Section 414 of the Code.
“Excess Closing Indebtedness Share Amount” means an amount of Parent Shares set forth on Section 1.01(e) of the Company Disclosure Schedule.
“Excess Company Transaction Expenses” means, as of the Effective Time, the amount of Company Transaction Expenses incurred or payable by or on behalf of any Acquired Company that is in excess of $25,000,000; provided that, in no event shall any amount that constitutes Permitted Leakage also be treated as Excess Company Transaction Expenses.
“Exchange Act” means the Securities Exchange Act of 1934.
“Foreign Direct Investment Law” means any Applicable Law that is designed or intended to prohibit, restrict or regulate on national security or public order grounds actions by foreigners or non-domiciled persons to acquire interests in domestic equities, securities, entities, assets, land or interests.
“Foreign Plan” means an Employee Plan which is subject to the laws of any jurisdiction outside the United States or provides compensation or benefits to any current or former Service Provider (or any dependent thereof) that is subject to the laws of any jurisdiction outside of the United States.
“Fraud” means common law fraud under Delaware law in respect of the making by a Party of any representation or warranty set forth in Article 3, Article 4 or Article 5 of this Agreement, as applicable, or any certificate delivered pursuant to this Agreement, including the Closing Payment and Leakage Certificate, the IRS Form W-9, the Seller Closing Certificate, the Company Closing Certificate and the Parent Closing Certificate.
“GAAP” means generally accepted accounting principles in the United States.
“Generally Available Software” means non-customized Software that (a) is licensed to an Acquired Company solely in executable or object code form pursuant to a nonexclusive, internal use “off-the-shelf” Software license, (b) is not incorporated into, embedded in, bundled with or used in the development or distribution of any of the Company Products and (c) is licensed to an Acquired Company on generally available, standard terms for either (i) annual payments by any Acquired Company of $100,000 or less or (ii) aggregate payments by any Acquired Company of $200,000 or less.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign or other government or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, supervisory authority, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal and including any arbitrator and arbitration panel).
“Hazardous Substances” means any pollutant, or contaminant, or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Incidental Licenses” means (a) in the case of Contracts which an Acquired Company is granted rights by others in Intellectual Property Rights or Technology, (i) non-exclusive, internal use licenses for Generally Available Software, (ii) licenses for Open Source Software, (iii) non-exclusive trademark licenses for marketing purposes or non-exclusive feedback licenses granted to such Acquired Company, in each case, solely that are incidental to the primary purpose of such Contract, (iv) Contracts with employees, contractors and consultants entered into in the ordinary course of business and (v) permitted use rights to confidential information in nondisclosure agreements granting a limited right to use confidential information subject to customary protections to preserve confidentiality and proprietary rights, entered into in the ordinary course of business and (b) in the case of Contracts under which the Company has granted rights to others in Intellectual Property Rights or Technology, any (i) non-exclusive trademark licenses for marketing purposes or non-exclusive feedback licenses granted by such Acquired Company, in each case, solely that are incidental to the primary purpose of such Contract, (ii) permitted use rights to confidential information in nondisclosure agreements granting a limited right to use confidential information subject to customary protections to preserve confidentiality and proprietary rights, entered into in the ordinary course of business, and (iv) non-exclusive licenses granted to service providers in the ordinary course of business for the sole purpose of providing services to the Company.
“Indebtedness” means any amount owed (including (i) principal, (ii) unpaid interest, (iii) premium thereon, (iv) any prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of any such Liability at the Closing and (v) any payments or premiums attributable to, or which arise as a result of, a change of control of such Person or any Affiliate of such Person) at the Closing in respect of (a) borrowed money owed to any Person (whether or not represented by bonds, debentures, notes or other similar instruments (whether or not convertible into any other security) or arising under indentures), (b) obligations evidenced by bonds, debentures, notes or other similar instruments (whether or not convertible into any other security) or arising under indentures, (c) all outstanding obligations issued, undertaken or assumed as the deferred purchase price of property, securities, assets or services (including any potential future earn-out or milestone payments, “holdback” releases, seller notes or similar contingent payments) (but excluding any such obligation to the extent there are amounts being held in escrow for purposes of satisfying any such obligations), (d) obligations as lessee under any leases recorded as a capital or finance lease in the Financial Statements or which are required to be capitalized in accordance with GAAP, (e) any obligations for the reimbursement of any obligor for amounts actually drawn on any letter of credit, banker’s acceptance or similar facilities issued for the account of such Person, (f) obligations under any financial hedging or swap agreement, or any other similar agreement or arrangement entered into for the purpose of limiting or managing interest rate, currency or other financial risks, (g) obligations secured by any Lien existing on property owned by such Person, whether or not indebtedness secured thereby will have been assumed, (h) any unfunded pension and/or deferred compensation Liabilities, and (i) any Liability of the type described in clauses (a) through (h) guaranteed by such Person, that is recourse to such Person or any of its assets or that is or may otherwise become its legal Liability or that is secured in whole or in part by the assets of such Person; provided that any debt between the Acquired Companies shall not be Indebtedness for purposes of this Agreement. For the avoidance of doubt, Acquired Companies does not include Company Minority Subsidiaries.

“Intellectual Property Rights” means any and all intellectual property and proprietary rights, whether now known or hereafter recognized in any jurisdiction or international convention worldwide, whether registered or unregistered, including the following rights: (a) patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and foreign counterparts thereto and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures (“Patents”), (b) common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor (c) trademarks, service marks, trade dress, trade names, logos, corporate or business names, social media designations and other designations of source or origin, together with any registrations, applications for registration therefor, renewals and extensions of any of the foregoing, and all goodwill associated with any of the foregoing (“Marks”), (d) rights in Internet domain name applications and registrations and rights in social media accounts, (e) copyrights and any other similar or equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors, moral rights and any registrations, applications for registration thereof, renewals, extensions and reversions in any of the foregoing (“Copyrights”), (f) intellectual and proprietary rights in databases, data compilations and data collection methods, (g) any other intellectual property and proprietary rights in Technology and (h) all past, present and future benefits, privileges, claims, causes of action and remedies arising out of or related to any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means each of those persons set forth on Section 1.01(k)(i) of the Company Disclosure Schedule.
“Key Seller Member” means BlueHalo ACP Holdings, L.P.
“Knowledge” means (a) with respect to Seller or any Acquired Company, the actual knowledge of each of those persons set forth on Section 1.01(k)(ii) of the Company Disclosure Schedule, and the knowledge that each of such individuals should have obtained after reasonable inquiry in the course of the performance of their respective duties on behalf of any Acquired Company and (b) with respect to Parent or its Subsidiaries, the actual knowledge of Wahid Nawabi, Kevin McDonnell, Melissa Brown, and Jonah Teeter-Balin, and the knowledge that each of such individuals should have obtained after reasonable inquiry in the course of the performance of their respective duties on behalf of Parent and its Subsidiaries.
“Leakage” shall mean (in each case, excluding any Permitted Leakage and any amounts included in Excess Company Transaction Expenses) the aggregate amount of all distributions or payments of cash or other property made by (including in the case of dividends or distributions amounts declared by) the Acquired Companies, including any Taxes payable by the Acquired Companies if and to the extent resulting from such distributions, obligations or payments, pursuant to any of the following transactions in the period commencing from (and excluding) the Specified Balance Sheet Date up to (and including) the Closing Date: (a) the declaration, making or payment of any dividend or distribution by or on behalf of the Acquired Companies to Seller, any Seller Members or any of the Affiliates of Seller or any Seller Members (other than any of the Acquired Companies); (b) the repurchase, repayment or redemption of any share capital or loan stock or other securities of the Company or any other return of capital by or on behalf of the Company to Seller or its Affiliates (other than any of the Acquired Companies); (c) the sale, transfer or disposal of any asset (other than inventory sold in the ordinary course of business) of the Acquired Companies to Seller or its Affiliates (other than any of the Acquired Companies); (d) any guarantee or indemnity relating to any obligation of Seller or any of its Affiliates (other than any of the Acquired Companies) being given by any Acquired Company, except in connection with indemnification of the directors, officers or managers of the Acquired Companies pursuant to contractual agreements or Applicable Law; (e) the forgiveness, release, discount or waiver of any Liability outstanding against Seller or any of its Affiliates (other than any of the Acquired Companies) by any Acquired Company (other than pursuant to this Agreement); (f) the creation of any Lien over any assets of any Acquired Company in favor of Seller or its Affiliates (other than any of the Acquired Companies); (g) the making of any gift or other gratuitous payment to Seller or its Affiliates (other than any of the Acquired Companies) by any Acquired Company; (h) full amount of the Excess Company Transaction Expenses, regardless of whether such Excess Company Transaction Expenses were incurred or made payable prior to the Specified Balance Sheet Date (notwithstanding anything to the contrary in this definition) and regardless of whether such Excess Company Transaction Expenses are paid prior to the Effective Time; (i) any payment of any nature made or agreed to be made by or on behalf of any Acquired Company (including any payments to Seller) to or for the benefit of any current or former Service Provider; and (j) the making of or entering into of any agreement or arrangement relating to any of the foregoing matters. For the avoidance of doubt, Acquired Companies does not include Company Minority Subsidiaries.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, license, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset). For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Merger Sub LLCA” means the Limited Liability Company Agreement of Archangel Merger Sub, LLC dated as of November 13, 2024.
“Merger Sub Units” means the “Common Units” of Merger Sub as defined in the Merger Sub LLCA.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The Nasdaq Stock Market LLC or any successor thereto.
“Notice Period” means a period of at least four (4) Business Days commencing on the date the Parent Board of Directors notifies Seller and the Company in writing of its intent to make a Parent Board Adverse Recommendation Change.
“Open Source Software” means any Software or other material licensed, provided or distributed as “free software,” “open source software” or under any similar licensing or distribution terms, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), the Affero General Public License (AGPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Authority or arbitrator and whether formal or informal.
“Parent Acquisition Proposal” means, other than the Merger, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, any transaction (including any single or multi-step transaction) or series of transactions with a Person or “group” (as defined in the Exchange Act) relating to: (a) the sale, license or other disposition of all or a portion of the business or assets of Parent and its Subsidiaries constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole, (b) the issuance, disposition or acquisition of (i) any capital stock, units or other equity security of Parent or any of its Subsidiaries, (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock, unit or other equity security of Parent or any of its Subsidiaries, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of Parent or any of its Subsidiaries, in each case of (b)(i) through (iii), representing fifteen percent (15%) or more of the voting power or economic interests of Parent and its Subsidiaries, taken as a whole or (c) any merger, consolidation, business combination, reorganization or similar transaction involving Parent or any of its Subsidiaries representing fifteen percent (15%) or more of the voting power or economic interests of Parent and its Subsidiaries, taken as a whole.
“Parent Credit Agreement” means the Credit Agreement, dated as of February 19, 2021 (as amended by that certain First Amendment to Credit Agreement, dated as of February 4, 2022, that certain Second Amendment to Credit Agreement, dated as of June 6, 2023 and that certain Third Amendment to Credit Agreement, dated as of October 4, 2024), among Parent, the Guarantors party thereto, the Lenders party thereto, Bank of America, N.A., as the Administrative Agent, the Swingline Lender, and an L/C Issuer, and the other L/C Issuers party thereto.
“Parent Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Parent to the Company and Seller.
“Parent Equity Awards” means Parent Options, Parent PSU Awards and Parent RSU Awards.
“Parent Equity Plans” means Parent’s Amended and Restated 2006 Equity Incentive Plan and 2021 Equity Incentive Plan and any successor thereto and any other equity incentive plan adopted by Parent following the date of the Agreement.
“Parent ESPP” means Parent’s 2023 Employee Stock Purchase Plan.
“Parent Fundamental Representations” means the representations and warranties contained in Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.04(a) (Non-Contravention), Section 5.05(a) (Capitalization), Section 5.07(b) (Absence of Changes), Section 5.22 (Finders’ Fees) and Section 5.26 (Opinion of Parent’s Financial Advisor).
“Parent Government Bid” means any offer, quotation, bid or proposal made by Parent, Merger Sub or any Subsidiary of either that, if accepted or awarded, would reasonably be expected to result in a Parent Government Contract.
“Parent Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement, other transactional authority agreement or change order) between Parent, Merger Sub or any Subsidiary of either on one hand, and any Governmental Authority or any prime contractor or sub-contractor (at any tier) of any Governmental Authority, in its capacity as such, on the other hand. A purchase, task or delivery order issued under a Parent Government Contract shall not constitute a separate Parent Government Contract, for purposes of this definition, but shall be part of the Parent Government Contract to which it relates.
“Parent IP” means all Intellectual Property Rights and Technology owned or purported to be owned by Parent.
“Parent Intervening Event” means any event or development that has a material effect on Parent and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (A) was not known to, or reasonably foreseeable by, the Parent Board of Directors as of the date of execution of this Agreement, which event or development becomes known to the Parent Board of Directors prior to the receipt of the Required Parent Stockholder Vote; and (B) does not relate to (1) a Parent Acquisition Proposal or (2) (a) any changes in the market price or trading volume of Parent’s capital stock or credit ratings or the ratings outlook for Parent by any applicable ratings agency or (b) any events or developments relating to the Acquired Companies or any of their Affiliates.
“Parent Material Adverse Effect” means any Effect that, (considered together with all other Effects) would, or would reasonably be expected to: (a) prevent or materially impede the ability of Parent to perform any of its covenants or obligations hereunder or the consummation by Parent of the transactions contemplated by this Agreement or (b) materially and adversely effect the business, condition, assets, Liabilities, operations, results of operations or financial performance of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect” for purposes of this clause (b): (i) changes in the general economic conditions in the industry in which Parent and its Subsidiaries operate, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact Parent and its Subsidiaries relative to other companies in the same industries in which Parent and its Subsidiaries operate, (ii) changes in general economic, political, financial, banking or security market conditions (including any disruption thereof and the outcome of any election) including changes in (A) interest rates, credit ratings or credit outlook, (B) exchange rates for currencies of any country or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact Parent and its Subsidiaries relative to other companies in the same industry, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof, civil unrest, civil disobedience, or the declaration by the United States or any other Governmental Authority of a national emergency or war, any hurricane, tsunami, tornado, flood, earthquake, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages, changes in geopolitical conditions or other force majeure events in the United States or any other country or region in the world (or escalation, worsening, ceasing or de-escalation of any such events or occurrences, including, in each case, the response of Governmental Authorities), including without limitations any epidemic, pandemic or disease, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact Parent and its Subsidiaries relative to other companies in the same industry, (iv) the entry into this Agreement or the announcement or pendency of the Transactions, including any impact on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees (including employee attrition), customers, suppliers, lenders, lessors, vendors, Governmental Authorities, partners or any other Person, except to the extent that the purpose of a representation or warranty contained in this Agreement is to address the consequences resulting from the execution of this Agreement, or the announcement or pendency of the Transactions, (v) changes or proposed changes, after the date of this Agreement in GAAP, other accounting standards or Applicable Law or the enforcement or interpretation thereof, including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, except to the extent any such Effect does or would reasonably be expected to disproportionately and adversely impact Parent and its Subsidiaries relative to other companies in the same industry, (vi) any failure to meet financial projections, estimates or forecasts for any period (provided, that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Parent Material Adverse Effect), or (vii) the performance by the Parent or any of its Subsidiaries of any action expressly required or permitted by this Agreement.
“Parent Option” means a compensatory option to purchase shares of Parent Stock.
“Parent Product” means any product or service (including Software) offered, owned, developed, marketed or otherwise promoted, distributed, licensed, sold or otherwise made available to any Person by Parent, including any product or service currently under development.
“Parent PSU Award” means an award of performance-based vesting restricted stock units relating to Parent Stock.
“Parent R&D Sponsor” means any Governmental Authority, university, college, other educational institution, military, multi-national or bi-national or international organization or similar research institution that has provided grants, loans, incentives, subsidies, awards, participations, cost sharing arrangements, reimbursement arrangements or other similar benefits to Parent or any developer, inventor or other contributor to any Parent IP, in each case in connection with the financing of research and development or in connection with the development, conception, improvement, modification or reduction to practice of Parent IP.

“Parent RSU Award” an award of time-based vesting restricted stock units relating to Parent Stock.
“Parent Service Provider” means any current director, officer, advisor, consultant, independent contractor or employee of Parent.
“Parent Stock” means the Common Stock, par value $0.0001 per share, of Parent.
“Parent Stock Price” means the average of the daily volume-weighted average sales price per share of Parent Stock on Nasdaq, as such daily volume-weighted average sales price per share is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the twenty (20) consecutive trading days ending on and including the third trading day immediately preceding the Closing Date.
“Permitted Leakage” shall mean any of the following by any Acquired Company: (i) any other payments, accrual, transfer of assets or assumption of liability to which Parent has given its consent in writing to be treated as Permitted Leakage or which are otherwise undertaken at the written request of Parent; (ii) payments in connection with the matters set forth in Section 1.01(p)(iii) of the Company Disclosure Schedule; (iii) salaries, wages, compensation (including bonuses, commissions or incentive compensation), severance, reimbursements, claims, benefits, fees, expenses or other accrued obligations payable to any current or former Service Providers (or their dependents or beneficiaries) in their capacities as such in the ordinary course of business consistent with past practice as consideration for services rendered, and any employer Taxes the Acquired Companies are required to pay with respect to the foregoing (in each case, (x) in compliance with the terms of this Agreement, (y) other than to the extent such payment would constitute an Excess Company Transaction Expense, and (z) other than any amounts payable by the Acquired Companies in respect of the Compensatory Seller Units as a result of or in connection with the Transactions; (iv) reimbursement of expenses of a Service Provider in the ordinary course of business consistent with past practice and in accordance with any applicable policies of the Acquired Companies, (v) the premium and any related fees, costs and expenses associated with the Cyber Insurance Tail Policy, and (vi) the payment of, or agreement to pay, any Tax or the incurring of any obligation to pay any Tax, in each case which is or was incurred by any Acquired Company in connection with or is or was otherwise attributable to the matters set out in clauses (i) to (v) (inclusive) above (to the extent not already included in those clauses).
“Permitted Parent Liens” means:
(i)   Liens disclosed on the Parent Financial Statements;
(ii)   Liens for taxes and other governmental charges not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Financial Statements);
(iii)   Non-exclusive licenses granted in the ordinary course of business;
(iv)   Minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of Parent or its applicable Subsidiary;
(v)   with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust encumbering the landlord’s fee interest; or
(vi)   Liens which would not reasonably be expected to, individually or in the aggregate, not materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect;

(vii)   mechanic’s, workmen’s, repairmen’s, materialmen’s, warehousemen’s, carrier’s and other similar statutory liens arising or incurred by operation of law or in the ordinary course of business not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Financial Statements);
(viii)   deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, pension programs mandated under applicable Law or other social security programs or other similar Applicable Law or to secure any public or statutory obligation;
(ix)   Liens in favor of lessors contained in any lease, sublease, license or other occupancy agreement or arrangement relating to real property leased, subleased, licensed or otherwise used or occupied by Parent or any of its Subsidiaries;
(x)   zoning, entitlement, building and other land use regulations imposed by or on behalf of any Governmental Authority having jurisdiction over any real property that would not reasonably be expected to, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect;
(xi)   title defects, easements and encroachments and similar Liens on real property that would not reasonably be expected to, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect; or
(xii)   Liens contemplated by the Parent Credit Agreement or the Debt Financing Commitments.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Personal Information” means, information that is (a) capable of being associated with an individual consumer or device or is (b) considered “personally identifiable information,” “personal information,” “personal data” or other similar expressions under Privacy Laws.
“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to any Straddle Period, the portion of such period ending on (and including) the Closing Date.
“Privacy Laws” means all Applicable Laws, regulations, standards, directives, guidance and guidelines issued by any Governmental Authority concerning the privacy, security or Processing of Personal Information (including Applicable Laws of jurisdictions where Personal Information was collected), including data-breach notification laws, consumer protection laws, laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection laws, data security laws, laws concerning online monitoring and tracking and laws concerning email, text message or telephone communications.
“Proceeding” means any action, suit, litigation, arbitration, mediation, claim, complaint, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, Order, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority.
“Process” (and the corollary term “Processing”) means to perform any operation or set of operations on data, whether manually or by automatic means, including blocking, erasing, destroying, collecting, compiling, combining, adopting, analyzing, enhancing, enriching, recording, sorting, organizing, structuring, accessing, storing, processing, adapting, retaining, retrieving, consulting, using, training, transferring, aligning, transmitting, disclosing, altering, distributing, disseminating or otherwise making available data.
“Registered IP” means all Intellectual Property Rights that are registered, filed or issued under the authority of any Governmental Authority or domain name registrar, including all Patents, registered Copyrights, registered Marks and domain names, and all applications for any of the foregoing.

“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.
“Required Amount” means the aggregate amount of cash required for the satisfaction of all of Parent and Merger Sub’s obligations under this Agreement to consummate the Transactions, including the payment of all associated costs and expenses.
“Requisite Seller Member Approval” means with respect to this Agreement, the majority of the Percentage Interests (as defined in the Seller LLCA) of Preferred A Equity (as defined in the Seller LLCA) held by all Voting Members (as defined in the Seller LLCA).
“Restricted Cash” means any cash which is not freely usable by the Company because it is subject to restrictions, limitations or Taxes on use or distribution by Applicable Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.
“RWI Policy” shall mean the Parent-Side Representations and Warranties Insurance Policy that shall be obtained by Parent in connection with this Agreement and the Transactions contemplated hereby, bound effective as of the date hereof.
“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine).
“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or the United Kingdom (irrespective of its status vis-à-vis the European Union); (b) the government of a Sanctioned Country or the Government of Venezuela; (c) any Person operating, organized or ordinarily resident in a Sanctioned Country; or (d) any Person 50% or more owned or controlled (as relevant under applicable Sanctions) by any such Person or Persons or acting for or on behalf of such Person or Persons.
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Seller Common Units” means the “Common Equity” of Seller as defined in the Seller LLCA.
“Seller Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Seller to Parent.
“Seller Fundamental Representations” means the representations and warranties contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.04(a) (Non-Contravention), Section 4.05(a) (Capitalization), Section 4.06 (Ownership of Company) and Section 4.11 (Finders’ Fees).
“Seller Incentive Units” means the “Incentive Units” of Seller as defined in the Seller LLCA.
“Seller LLCA” means the Second Amended and Restated Limited Liability Company Agreement of BlueHalo Holdings Parent, LLC dated as of March 1, 2024.
“Seller Member” means a holder of Seller Units.
“Seller Units” means, collectively, the Seller Preferred Units, the Seller Common Units and the Seller Incentive Units.

“Seller Preferred Units” means, collectively, the “Preferred A Equity”, “Preferred B Equity” and “Preferred C Equity” of Seller as defined in the Seller LLCA.
“Seller Restricted Common Units” means the Restricted Common Equity (as defined in the Seller LLCA) of Seller.
“Service Provider” means any current director, officer, advisor, consultant, independent contractor or employee of any Acquired Company.
“Software” means (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, firmware, executable code or object code (b) data aggregation programs and search engine technologies, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (d) all user documentation and related materials, including user manuals and training materials, relating to any of the foregoing.
“Specified Balance Sheet” means the unaudited consolidated balance sheet of BlueHalo Financing Holdings, LLC and its Subsidiaries as at the Specified Balance Sheet Date.
“Specified Balance Sheet Date” means June 30, 2024.
“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, of which (a) such first Person, either alone or together with one or more Subsidiaries, directly or indirectly owns or controls any voting securities or other interests representing any of the outstanding equity, voting power or financial interests of such Person or (b) for which such first Person has the ability, by Contract or otherwise, to elect, appoint or designate any member of the board of directors or other governing body of such other Person or otherwise control such other Person; provided, that with respect to the Company, “Subsidiary” shall not include the entities set forth on Section 1.01(s) of the Company Disclosure Schedule (such entities, the “Company Minority Subsidiaries”).
“Superior Offer” means a bona fide written Parent Acquisition Proposal (with all references to fifteen percent (15%) in the definition of Parent Acquisition Proposal being treated as references to fifty percent (50%) for these purposes) that (a) did not result from a breach of Section 6.04, (b) is on terms and conditions that the Parent Board of Directors determines in good faith (after consultation with Parent’s outside legal and financial advisors) are more favorable from a financial point of view to Parent’s stockholders than the terms of the Transactions, based on all relevant factors, including the likelihood of consummation thereof and the legal, financial and regulatory aspects thereof, as well as any written offer by Seller or the Company to amend the terms of this Agreement and (c) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal, timing, antitrust, funding sources and considerations and other aspects of such proposal (including certainty of closing).
“Tax” means any and all U.S. federal, state, local or foreign taxes, including any income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, escheat or other tax, levy, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority, whether or not disputed, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Applicable Law, by Contract or otherwise.
“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
“Technology” means any and all of the following: works of authorship, Software, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, platforms, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, subroutines, data structures, technical data, databases, data compilations and collections, methods, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing.
“Trade Controls” means (a) all applicable export control, import and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.
“Trade Control Authorizations” means any and all licenses, registrations, approvals and other authorizations required pursuant to Trade Controls or Sanctions for the lawful export or import of goods, software, technology, technical data or services, or otherwise required under Trade Controls or Sanctions to engage in international financial transactions
“Transaction Litigation” means any Proceeding (including any class action or derivative litigation) commenced or threatened after the date of this Agreement against a Party or any of its Subsidiaries or Affiliates or directors or managers or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating directly or indirectly to the Merger, the Parent Share Issuance or any other Transaction (including any such Proceeding based on allegations that Parent’s, the Company’s or Seller’s entry into this Agreement or the terms and conditions of this Agreement or any other Transaction constituted a breach of the fiduciary duties of any member of the Parent Board of Directors, Company Board of Managers or the Seller Board of Managers or any officer of Parent, the Company or Seller). The term “Transaction Litigation” shall not include any Proceeding commenced or threatened by a Governmental Authority.
“Willful Breach” means a material breach that is a consequence of an act taken by the breaching Party, or the failure by the breaching Party to take an act it is required to take under this Agreement, in each case with actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)   Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
280G Vote	Section 6.06
401(k) Plan	Section 1.01(a)
401(k) Plan Termination Request	Section 7.08(c)
Acquired Companies	Section 1.01(a)
Affiliate	Section 1.01(a)
Aggregate Closing Consideration	Section 1.01(a)
Aggregate Merger Consideration	Section 1.01(a)
Agreement	Preamble
Allocated Portion	Section 6.08(a)(ii)
Ancillary Documents	Section 1.01(a)
Anti-Corruption Laws	Section 1.01(a)
Antitrust Law	Section 1.01(a)
Applicable Law	Section 1.01(a)
Audited Financial Statements	Section 6.11
Books and Records	Section 3.27
Business Day	Section 1.01(a)
Canceled Units	Section 2.04(b)
Certificate of Merger	Section 2.02(c)
Closing	Section 2.01
Closing Date	Section 2.01
Closing Leakage Value	Section 1.01(a)
Closing Payment and Leakage Certificate	Section 2.05(a)
Code	Section 1.01(a)
Common B Units	Section 1.01(a)
Common E Units	Section 1.01(a)
Common Units	Section 1.01(a)
Company	Preamble
Company Acquisition Proposal	Section 1.01(a)
Company Board of Managers	Recitals
Company Board Recommendation	Section 3.02(b)
Company Closing Certificate	Section 9.02(d)(ii)
Company Common B Units	Section 1.01(a)
Company Common E Units	Section 1.01(a)
Company Confidential Information	Section 3.14(j)
Company Cure Period	Section 10.01(d)
Company D&O Indemnified Parties	Section 7.07(a)
Company Disclosure Schedule	Section 1.01(a)
Company Financial Advisor	Section 3.31
Company Fundamental Representations	Section 1.01(a)
Company Government Bid	Section 1.01(a)
Company Government Contract	Section 1.01(a)

Term	Section
Company Indemnification Obligations	Section 7.07(a)
Company IP	Section 1.01(a)
Company Lease	Section 3.12(a)
Company LLCA	Section 1.01(a)
Company Material Adverse Effect	Section 1.01(a)
Company Material Contract	Section 3.09(a)
Company Member Written Consent	Recitals
Company Preferred Units	Section 1.01(a)
Company Product	Section 1.01(a)
Company R&D Sponsor	Section 1.01(a)
Company Registered IP	Section 3.14(a)
Company Representative	Section 3.10(e)
Company Securities	Section 3.05(b)
Company Software	Section 3.14(m)
Company Subsidiary Equity Interests	Section 3.01(b)
Company Transaction Expenses	Section 1.01(a)
Company Units	Section 1.01(a)
Confidentiality Agreement	Section 7.06(a)
Consent	Section 1.01(a)
Continuing Employee	Section 7.08(a)
Contract	Section 1.01(a)
Copyrights	Section 1.01(a)
CSA	Section 1.01(a)
CSA Notification	Section 6.14
D&O Policy	Section 7.07(c)
D&O Tail Policy	Section 7.07(c)
Data Partners	Section 3.16(c)
Debt Commitment Letter	Section 5.25(a)
Debt Financing	Section 5.25(a)
Debt Financing Commitments	Section 5.25(a)
Debt Financing Documents	Section 7.12(a)
Debt Financing Sources	Section 1.01(a)
Definitive Debt Documents	Section 7.12(a)
Disqualified Individual	Section 6.06
Distribution Spreadsheet	Section 2.06(a)
DLLCA	Recitals
DOJ	Section 7.03(a)
Effect	Section 1.01(a)
Effective Time	Section 2.02(c)
Employment Matters	Section 7.08(d)
End Date	Section 10.01(b)
Environmental Laws	Section 1.01(a)
Environmental Permits	Section 1.01(a)

Term	Section
ERISA	Section 1.01(a)
ERISA Affiliate	Section 1.01(a)
Excess Closing Indebtedness Share Amount	Section 1.01(a)
Excess Company Transaction Expenses	Section 1.01(a)
Exchange Act	Section 1.01(a)
Exchange Agent	Section 2.05(b)
Exchange Documents	Section 2.06(c)(i)
FCL	Section 3.25(d)
FCPA	Section 1.01(a)
Fee Letters	Section 5.25(a)
Financial Statements	Section 3.06(a)
Foreign Direct Investment Law	Section 1.01(a)
Foreign Plan	Section 1.01(a)
Form S-4	Section 7.04(a)
Fraud	Section 1.01(a)
FTC	Section 7.03(a)
GAAP	Section 1.01(a)
Generally Available Software	Section 1.01(a)
Governmental Authority	Section 1.01(a)
Hazardous Substances	Section 1.01(a)
HSR Act	Section 1.01(a)
Improvements	Section 3.12(c)
Incentive Units	Section 1.01(a)
Incidental Licenses	Section 1.01(a)
Indebtedness	Section 1.01(a)
Indebtedness Payoff Amount	Section 7.11
Intellectual Property Rights	Section 1.01(a)
Interim Financial Statements	Section 6.11
Interim Period	Section 6.01(a)
IRS	Section 1.01(a)
IT Systems	Section 3.14(a)
Joinder and Lock-Up Agreement	Recitals
Key Employee	Section 1.01(a)
Key Seller Member	Section 1.01(a)
Knowledge	Section 1.01(a)
Leakage	Section 1.01(a)
Leased Real Property	Section 3.12(a)
Liability	Section 1.01(a)
Licenses In	Section 3.09(a)(v)
Lien	Section 1.01(a)
Malicious Code	Section 3.14(m)
Marks	Section 1.01(a)
Material Customers	Section 3.24(a)

Term	Section
Material Programs	Section 3.24(a)
Material Suppliers	Section 3.24(b)
Merger	Recitals
Merger Sub	Preamble
Merger Sub LLCA	Section 1.01(a)
Merger Sub Units	Section 1.01(a)
Merger Tax Opinion	Section 8.03(b)
Merger Tax Representation Letters	Section 8.03(b)
Nasdaq	Section 1.01(a)
Nasdaq Listing Approval	Section 9.01(e)
NISPOM	Section 3.25(d)
Notice Period	Section 1.01(a)
OFAC	Section 1.01(a)
Open Source Software	Section 1.01(a)
Order	Section 1.01(a)
Other Interested Party	Section 6.03(c)
Parent	Preamble
Parent Acquisition Proposal	Section 1.01(a)
Parent Arrangements	Section 6.06
Parent Board Adverse Recommendation Change	Section 7.05(b)
Parent Board of Directors	Recitals
Parent Board Recommendation	Section 7.05(b)
Parent Closing Certificate	Section 9.03(d)
Parent Confidential Information	Section 5.13(e)
Parent Cure Period	Section 10.01(e)
Parent Disclosure Schedule	Section 1.01(a)
Parent Employee Plans	Section 5.15(a)
Parent Equity Awards	Section 1.01(a)
Parent Equity Plans	Section 1.01(a)
Parent ESPP	Section 1.01(a)
Parent Financial Statements	Section 5.06(b)
Parent Fundamental Representations	Section 1.01(a)
Parent Government Contract	Section 1.01(a)
Parent Governmental Bid	Section 1.01(a)
Parent Intervening Event	Section 1.01(a)
Parent IP	Section 1.01(a)
Parent Material Adverse Effect	Section 1.01(a)
Parent Material Contracts	Section 5.10
Parent Option	Section 1.01(a)
Parent Preferred Stock	Section 5.05(a)
Parent Product	Section 1.01(a)
Parent PSU Award	Section 1.01(a)
Parent R&D Sponsor	Section 1.01(a)

Term	Section
Parent Registered IP	Section 5.13(a)
Parent RSU Award	Section 1.01(a)
Parent SEC Documents	Section 5.06(a)
Parent Service Provider	Section 1.01(a)
Parent Share Issuance	Recitals
Parent Software	Section 5.13(k)
Parent Stock	Section 1.01(a)
Parent Stock Price	Section 1.01(a)
Parent Stockholder Matters	Section 7.05(a)
Parent Stockholder Meeting	Section 7.05(a)
Parties	Preamble
Patents	Section 1.01(a)
Payoff Letter	Section 7.11
Permits	Section 3.18
Permitted Company Liens	Section 3.13(a)(xii)
Permitted Leakage	Section 1.01(a)
Permitted Parent Liens	Section 1.01(a)
Person	Section 1.01(a)
Personal Information	Section 1.01(a)
Pre-Closing Tax Period	Section 1.01(a)
Preferred Units	Section 1.01(a)
Privacy Commitments	Section 3.16(b)
Privacy Laws	Section 1.01(a)
Privacy Policies	Section 3.16(a)
Proceeding	Section 1.01(a)
Process	Section 1.01(a)
Processing	Section 1.01(a)
Proxy Statement	Section 7.04(a)
Real Property Lease	Section 3.12(b)
Registered IP	Section 1.01(a)
Registration Statement	Section 7.04(a)
Related Person	Section 3.22(a)
Remedial Actions	Section 7.03(c)
Rep Letters	Section 7.12(e)
Replacement Financing	Section 7.12(d)
Representatives	Section 1.01(a)
Required Amount	Section 1.01(a)
Required Financial Statements	Section 6.11
Required Parent Stockholder Vote	Section 5.09
Required Regulatory Approvals	Section 9.01(b)
Requisite Seller Member Approval	Section 1.01(a)
Restraint	Section 9.01(c)
Restricted Cash	Section 1.01(a)

Term	Section
RWI Policy	Section 1.01(a)
S-4 Effectiveness	Section 9.01(b)
Sanctioned Country	Section 1.01(a)
Sanctioned Person	Section 1.01(a)
Sanctions	Section 1.01(a)
SEC	Section 1.01(a)
Section 280G Approval	Section 6.06
Securities Act	Section 1.01(a)
Security Incident	Section 3.16(c)
Seller Board of Managers	Recitals
Seller Board Recommendation	Section 4.02(b)
Seller Closing Certificate	Section 9.02(d)(i)
Seller Common Units	Section 1.01(a)
Seller Disclosure Schedule	Section 1.01(a)
Seller Distribution	Section 2.06(b)
Seller Fundamental Representations	Section 1.01(a)
Seller Incentive Units	Section 1.01(a)
Seller Liquidation	Section 2.06(b)
Seller LLCA	Section 1.01(a)
Seller Member	Section 1.01(a)
Seller Member Support Agreement	Recitals
Seller Preferred Units	Section 1.01(a)
Seller Securities	Section 4.05(c)
Seller Tax Counsel	Section 8.03(b)
Seller Units	Section 1.01(a)
Service Provider	Section 1.01(a)
Shareholder’s Agreement	Recitals
Software	Section 1.01(a)
Specified Balance Sheet	Section 1.01(a)
Specified Balance Sheet Date	Section 1.01(a)
Sponsor Members	Recitals
Straddle Period	Section 1.01(a)
Subsidiary	Section 1.01(a)
Superior Offer	Section 1.01(a)
Supporting Seller Members	Recitals
Surviving Company	Recitals
Surviving Provisions	Section 10.02
Takeover Statutes	Section 3.29
Tax	Section 1.01(a)
Tax Contest	Section 8.01
Tax Return	Section 1.01(a)
Technology	Section 1.01(a)
Termination Fee	Section 10.03

Term	Section
Trade Controls	Section 1.01(a)
Transaction Litigation	Section 1.01(a)
Transactions	Recitals
Unacceptable Condition	Section 7.03(c)
VDR	Section 1.02(l)
Waived Parachute Payments	Section 6.06
WARN Act	Section 3.21(f)
Willful Breach	Section 1.01(a)
Withheld Parent Shares	Section 2.07
Section 1.02   Interpretative Provisions.
(a)   The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b)   The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.
(c)   All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.
(d)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(e)   Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.
(f)   The use of the word “or” shall not be exclusive.
(g)   The word “will” shall be construed to have the same meaning and effect as the word “shall.”
(h)   Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.
(i)   A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.
(j)   Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

(k)   The Parties agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such Party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent on the face of such disclosure. The attachments to the Company Disclosure Schedule form an integral part of the Company Disclosure Schedule and are incorporated by reference for all purposes as if set forth fully therein. The headings contained in the Company Disclosure Schedule are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement or the Company Disclosure Schedule.
(l)   Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” to Parent or any of its Representatives means that such information, document or other material was (i) posted to one of the electronic data rooms hosted by or on behalf of the Acquired Companies at Datasite or Relativity in connection with the Transactions (collectively, the “VDR”) no later than 11:59 p.m. Pacific Time on the date that is one (1) day prior to the date hereof and has been made available on a continuous basis by or on behalf of the Company for review therein by Parent and its Representatives since such time or (ii) provided directly to legal counsel of Parent (including via e-mail). Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” to Seller, the Company or any of their Representatives means that such information, document or other material was (i) posted to the electronic data room hosted by or on behalf of Parent at Datasite in connection with the Transactions no later than 11:59 p.m. Pacific Time on the date that is one (1) day prior to the date hereof and has been made available on a continuous basis by or on behalf of the Company for review therein by Parent and its Representatives since such time or (ii) provided directly to legal counsel of Seller or the Company (including via e-mail).
ARTICLE 2.
DESCRIPTION OF THE TRANSACTION
Section 2.01   Closing.   The consummation of the Merger (the “Closing”) shall take place electronically by exchange of PDF copies of documents on a date and at a time to be specified by the Parties, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article 9 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other time, date and location, or in such other manner, as the Parties agree in writing; provided, however, if the Closing would otherwise occur pursuant to the foregoing sentence during the last fifteen (15) calendar days of a Parent fiscal quarter, Parent shall have the option, in its sole discretion, upon prior written notice to the Company, to elect to postpone the Closing until the first (1st) Business Day following the last date of such Parent fiscal quarter (subject to the satisfaction or waiver of the conditions set forth in Article 9 at such time)). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”
Section 2.02   The Merger; Effect of the Merger; Effective Time.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company will continue as the Surviving Company of the Merger.
(b)   The Merger shall have the effects set forth in this Agreement and pursuant to Applicable Law.
(c)   Concurrently with the Closing, the Parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit F (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such other date and time as are agreed by Parent and Seller and specified in the Certificate of Merger (such date and time, the “Effective Time”).
Section 2.03   Limited Liability Company Agreement; Managers and Officers; Parent Board.
(a)   Unless otherwise determined by Parent and the Company prior to the Effective Time:
(i)   Subject to Section 7.07(a), at the Effective Time, the limited liability company agreement of the Surviving Company shall be amended and restated pursuant to the Merger in its entirety to read as the limited liability company agreement of Merger Sub;
(ii)   the managers of Merger Sub serving in such position immediately prior to the Effective Time shall become, as of the Effective Time, the managers of the Surviving Company after the consummation of the Merger, to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; and
(iii)   the officers of Merger Sub serving in such positions immediately prior to the Effective Time shall become, as of the Effective Time, the officers of the Surviving Company after the consummation of the Merger, to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal
(b)   The Parent Board of Directors shall take all action necessary to, upon and subject to the occurrence of the Effective Time, cause the size of the Parent Board of Directors to consist of no less than ten (10) members.
Section 2.04   Effect on Company Units at the Effective Time.
(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of the Parties, any Seller Member or any other Person, all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Canceled Units) shall be automatically converted into the right to receive a number of shares of Parent Stock equal to the Aggregate Closing Consideration.
(b)   Each Company Unit held by the Company, Merger Sub or Parent or any direct or indirect Subsidiary of the Company or Parent immediately prior to the Effective Time (the “Canceled Units”) shall be canceled and extinguished without any conversion thereof; and
(c)   Each Merger Sub Unit issued and outstanding immediately prior to the Effective Time shall be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable unit of the Surviving Company following the Merger (and the units of the Surviving Company into which the Merger Sub Units are so converted shall be the only units of the Surviving Company that are issued and outstanding immediately after the Effective Time).
Section 2.05   Calculation and Payment of Aggregate Closing Consideration to Seller.
(a)   At least ten (10) Business Days prior to the Closing Date, the Company shall (and Seller shall cause the Company to) prepare in good faith and deliver to Parent (i) a certificate (the “Closing Payment and Leakage Certificate”) signed by an officer of each of the Company, Seller and the Key Seller Member setting forth the Company’s calculation of the Aggregate Closing Consideration, including the calculation of the Closing Leakage Value (if any) (and Closing Leakage Share Amount), each component of Leakage and Permitted Leakage, and the Indebtedness Payoff Amounts, and (ii) reasonable supporting documentation used in the preparation thereof. The Company shall (and Seller shall cause the Company to) provide Parent and its Representatives with reasonable access during normal business hours to all relevant personnel, facilities, books and records, including work papers, reasonably requested by Parent in connection with Parent’s review of the Closing Payment and Leakage Certificate (subject to the execution of customary work paper access letters if requested). After delivery of the Closing Payment and Leakage Certificate until the Closing Date, Parent may submit to the Company in writing any objections or proposed changes thereto. The Company shall (and Seller shall cause the Company to) consider all such objections and proposed changes in good faith and Parent and the Company shall (and Seller shall cause the Company to) cooperate in good faith to resolve any such dispute as promptly as practicable (but no later than three (3) Business Days prior to the Closing Date), and modify the amounts set forth on the Closing Payment and Leakage Certificate and its component calculations as appropriate to reflect any agreed adjustments thereto.
(b)   Prior to the Closing, Parent shall appoint Equiniti Trust Company, LLC, the transfer agent of Parent (the “Exchange Agent”), as Parent’s agent for the exchange of the Aggregate Closing Consideration as provided in Section 2.04(a) and the implementation of the Seller Distribution set forth in Section 2.06. The agreement pursuant to which Parent shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to Parent, Seller and the Company. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article 2 through the Exchange Agent, book-entry shares representing the number of shares of Parent Stock issuable as the Aggregate Closing Consideration pursuant to Section 2.04(a). Following the Effective Time, upon the automatic surrender by Seller of book-entry units registered in the transfer books of the Company, representing all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Canceled Units) to the Exchange Agent for cancellation, Parent shall cause the Exchange Agent to issue a number of shares of Parent Stock equal to the Aggregate Closing Consideration to Seller.
(c)   Immediately following the Closing on the Closing Date, Parent shall pay, or cause to be paid, on behalf of Seller and the Acquired Companies, (i) the Indebtedness Payoff Amounts by wire transfer of immediately available funds to the Persons or bank accounts specified in the Payoff Letters and (ii) the Company Transaction Expenses payable to third party advisors.
Section 2.06   Liquidation of Seller and Distribution of Aggregate Closing Consideration to Seller Members.
(a)   In accordance with Section 6.08, Seller and the Company shall prepare and deliver to Parent a spreadsheet (the “Distribution Spreadsheet”) in form and substance reasonably satisfactory to Parent which shall be dated as of the Closing Date and shall set forth all of the information on Exhibit G attached hereto.
(b)   Immediately following the Effective Time, Seller shall consummate the steps set forth on Schedule IV to effect the complete liquidation of Seller (the “Seller Liquidation”). Following the Seller Liquidation, the Exchange Agent shall distribute the Aggregate Closing Consideration to the Seller Members in accordance with the Distribution Spreadsheet attached hereto as Exhibit G (the “Seller Distribution”) and subject to receipt of the Exchange Documents, as described below.
(c)   Distribution Procedures.
(i)   Promptly following the delivery of the Company Member Written Consent, Seller shall or shall cause the Exchange Agent to deliver to each Seller Member customary documents as required by the Exchange Agent (the “Exchange Documents”). Each Seller Member will be required to surrender and acknowledge cancellation of such Seller Member’s Seller Units and deliver to the Exchange Agent properly completed and validly executed Exchange Documents in order to receive such Seller Member’s Allocated Portion of the Aggregate Closing Consideration as set forth in the Distribution Spreadsheet in accordance with this Section 2.06.
(ii)   Upon surrender and acknowledgement of cancellation of all Seller Units held by a Seller Member to the Exchange Agent, together with properly completed and validly executed Exchange Documents, Parent and Seller shall cause the Exchange Agent to transfer from Seller to each eligible Seller Member a number of shares of Parent Stock (which will be in book entry form) equal to such Seller Member’s Allocated Portion of the Aggregate Closing Consideration as set forth on the Distribution Spreadsheet that such Seller Member is entitled to receive pursuant to this Section 2.06.
Section 2.07   Treatment of Seller Units held by Service Providers.   Seller shall take all action necessary to ensure that, effective immediately prior to the Closing, all outstanding Seller Incentive Units and Seller Restricted Common Units shall, to the extent unvested and would not otherwise become vested pursuant to the terms of the applicable Seller Incentive Unit or Seller Common Unit, as applicable, become vested.

With respect to any Compensatory Seller Units, the portion of the Aggregate Closing Consideration payable to the Seller Member in respect of such Compensatory Seller Units shall be reduced by a number of shares of Parent Stock with a fair market value (which, for this purpose, shall be equal to the Parent Stock Price) equal to the amount necessary to satisfy all applicable Tax withholding based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share of Parent Stock), as reflected on the Distribution Spreadsheet (“Withheld Parent Shares”)). For the avoidance of doubt, such shares of Parent Stock to be withheld in satisfaction of the applicable withholding Taxes shall be deemed delivered to the Seller Member pursuant to the Seller Distribution, but shall be retained by Parent or surrendered to Parent by Seller and shall not be delivered to the applicable Seller Member.
Section 2.08   No Fractional Shares.   For purposes of calculating the shares of Parent Stock issuable to each Seller Member pursuant to Section 2.06, the number of shares of Parent Stock to be issued to each applicable Seller Member shall be rounded down to the nearest whole number (without any consideration payable for such fractional shares).
Section 2.09   Withholding Rights.   Each of Parent, Merger Sub the Exchange Agent and the Surviving Company shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Seller Member or former Seller Member or other Person pursuant to this Agreement such amounts as Parent, Merger Sub, the Exchange Agent or the Surviving Company, as the case may be, is required to deduct or withhold therefrom under the Code, or any Applicable Law, with respect to the making of such payment. To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid.
Section 2.10   No Dissenters’ Rights.   In accordance with Section 18-210 of the DLLCA and Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Units, Seller Units or Parent Stock in connection with the Merger and the Transactions.
Section 2.11   Further Action.   If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary to carry out the purposes of this Agreement or to vest the Surviving Company and any of its Subsidiaries or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Acquired Companies, the officers and directors of the Surviving Company and any of its Subsidiaries and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Acquired Companies and otherwise) to take such action.
Section 2.12   Equitable Adjustments.   If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the equity interests of the Company or Seller shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, any number or amount contained in this Agreement which is based on the price of Parent Stock (including the Parent Stock Price) or Company Units or Seller Units or the number of shares of Parent Stock or Company Units or Seller Units, as the case may be, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 1.02(k), except as set forth in the Company Disclosure Schedule, Seller and the Company hereby represent and warrant to Parent and Merger Sub:
Section 3.01   Corporate Existence and Power.
(a)   The Company is a company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all necessary company powers and authority to carry on its business as now conducted. Each of the Acquired Companies, other than the Company, has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite powers and all authority required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, existing or in good standing would not reasonably be expected to be material to the Acquired Companies, taken as a whole. Each Acquired Company is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary, except in those jurisdictions where the failure to be so qualified or in good standing, would not reasonably be expected to, individually or in the aggregate, be material to the Acquired Companies, taken as a whole.
(b)   Section 3.01(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each Subsidiary of the Company and Company Minority Subsidiary as of the date hereof and its entity type, jurisdiction of organization and, to the extent any such Subsidiary or Company Minority Subsidiary is not directly or indirectly wholly-owned by the Company, its issued and outstanding equity interests as of the date hereof (collectively, the “Company Subsidiary Equity Interests”), the record holders of such outstanding equity interests and the number and percentage of shares of outstanding equity interests held by each record holder as of the date hereof. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity other than the Subsidiaries and Company Minority Subsidiaries listed on Section 3.01(b) of the Company Disclosure Schedule and the Company owns directly or indirectly all of the issued and outstanding shares of capital stock or equity interests of its Subsidiaries other than as set forth on Section 3.01(b) of the Company Disclosure Schedule. No Acquired Company is a participant in any joint venture, partnership or similar arrangement other than as set forth on Section 3.01(b). No Acquired Company has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person.
(c)   The Company has made available to Parent accurate and complete copies of the Company LLCA, including all amendments thereto, each in effect as of the date hereof. There has not been any material violation of any of the provisions of the Company LLCA, including all amendments thereto and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the sole member of the Company, the Company Board of Managers or any committee thereof.
(d)   The Company has made available to Parent accurate and complete copies of the equivalent constituent documents, including all amendments thereto, of each of the other Acquired Companies, each in effect as of the date hereof. To the Knowledge of the Company, there has not been any material violation of any of the provisions of the equivalent constituent documents of any Acquired Company and no Acquired Company taken any action that is inconsistent in any material respect with any resolution of the security holders of such Acquired Company or any equivalent governing body of such Acquired Company.
(e)   Each Company Minority Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Company has made available to Parent accurate and complete (in all material respects) copies of the organizational documents, including all material amendments thereto, of each Company Minority Subsidiary, each in effect as of the date hereof. To the Knowledge of the Company, no Company Minority Subsidiary is in default under or in violation of any material provision of its organizational documents. Each Company Minority Subsidiary has all requisite power and authority to own, lease or operate its assets and to conduct its business as presently conducted, in each case, except where the failure to have such power and authority would not be reasonably expected to be material to the business of the Acquired Companies and the Company Minority Subsidiaries, on a consolidated basis.
Section 3.02   Corporate Authorization.
(a)   The Company has all necessary right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and the Company Board of Managers. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other Parties to this Agreement, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)   The Company Board of Managers has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company’s sole member, (ii) approved and adopted this Agreement and the Transactions and (iii) resolved to recommend adoption of this Agreement and approval of the Merger and the other Transactions by the sole member of the Company (the “Company Board Recommendation”).
(c)   The approval of Seller as the sole member of the Company, in accordance with the terms of the Seller LLCA, is the only vote of the holders of any class or series of equity interests of the Company necessary to adopt this Agreement and thereby approve the Merger and the other Transactions.
Section 3.03   Governmental Authorization.   Except as otherwise set forth in Section 3.03 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the notification filing to be made under the HSR Act and the expiration or termination of the waiting period thereunder, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, (d) any other Required Regulatory Approvals and (e) any other action or filing, the failure of which to be taken, made or obtained would not reasonably be expected to, individually or in the aggregate, be material to the Acquired Companies, taken as a whole.
Section 3.04   Non-contravention.   Except as otherwise set forth on Section 3.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other Transactions do not and will not (a) contravene, conflict with, or result in any material violation or breach of any provision of the Company LLCA, (b) contravene, conflict with, or result in any material violation or breach of any provision of the equivalent governing documents of any other Acquired Company, (c) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (d) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, result in a breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would result in a breach of, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any Acquired Company is entitled under any provision of any Contract binding upon any Acquired Company, or under which any of the assets of such Acquired Company is bound or affected, or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of any Acquired Company or (e) result in the creation or imposition of any Lien on any asset of any Acquired Company, except with respect to clauses (c), (d) and (e), as would not reasonably be expected to , individually or in the aggregate, be material to the Acquired Companies, taken as a whole.
Section 3.05   Capitalization.
(a)   The authorized equity interests of the Company consist of an unlimited number of Company Preferred Units, Company Common B Units and Company Common E Units. As of the close of business on November 15, 2024, (i) 80,000 Company Preferred Units were issued and outstanding, (ii) 1,092,493.18 Company Common B Units were issued and outstanding and (iii) 648,116.73 Company Common E Units were issued and outstanding. All outstanding Company Units are duly authorized, validly issued fully paid and nonassessable (to the extent such concept is applicable to such Company Units). All of the issued and outstanding Company Units are owned by Seller, as the sole member of the Company.
(b)   Except as set forth in Section 3.05(a), there are no outstanding (i) equity interests or voting securities of any Acquired Company, (ii) securities of any Acquired Company convertible into or exchangeable for equity interest or voting securities of any Acquired Company or (iii) options or other rights to acquire from any Acquired Company, or other obligation of any Acquired Company to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or voting securities of any Acquired Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).
(c)   There are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the capital stock, units or other equity interests of any Acquired Company to which any Acquired Company is a party, or by which it is bound, obligating any Acquired Company to repurchase, redeem or otherwise acquire any issued and outstanding equity interests of any Acquired Company, (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to any Acquired Company and (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which any Acquired Company is a party with respect to the governance of any Acquired Company or the voting or transfer of any shares of capital stock, units or other equity interests of any Acquired Company.
(d)   All outstanding Company Units and all Company Subsidiary Equity Interests of Subsidiaries that are wholly-owned by the Company have been issued and granted in compliance with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts. To the Knowledge of the Company, all Company Subsidiary Equity Interests of Subsidiaries that are not wholly-owned by the Company have been issued and granted in compliance with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts.
Section 3.06   Financial Statements.
(a)   The Company has delivered to Parent (i) the audited consolidated balance sheets of BlueHalo Financing Holdings, LLC as of December 31, 2023, December 31, 2022 and December 31, 2021 and the related audited consolidated statements of operations, changes in members’ equity and cash flows for each of the fiscal years then ended, (ii) the unaudited consolidated interim balance sheet of BlueHalo Financing Holdings, LLC as of February 28, 2024 and the related unaudited consolidated interim statements of operations for the two months ended February 28, 2024, (iii) the unaudited consolidated interim balance sheet of BlueHalo Financing Holdings, LLC as of June 30, 2024 and the related unaudited consolidated interim statements of operations for the four months ended June 30, 2024 and (iv) the audited consolidated balance sheets of Eqlipse Technologies Financing Holdings, LLC as of December 31, 2023 and the related audited consolidated statements of operations, changes in members’ equity and cash flows for the fiscal year then ended ((i) through (iv), collectively, the “Financial Statements”). The Company does not hold, and has never held, any assets, interests or investments in any other entities, except for its holdings in the other Acquired Companies, the Company Minority Subsidiaries and as set forth on Schedule 3.06(a) to the Company Disclosure Schedule, and does not have and has never had any operations, business or liabilities of any kind whatsoever, other than (i) activities in connection with its ownership of the other Acquired Companies, (ii) issuances of equity interests in the Company and (iii) activities in connection with its governance and organization and maintaining its existence under Delaware law, in each case, including any activities incidental thereto. The Company is not a party to and does not have any commitment to become a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
(b)   The Financial Statements (i) have been prepared from the books and records of the Acquired Companies, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other (subject, in the case of unaudited interim period financial statements, to the absence of notes, which would not be materially different from those presented in the audited Financial Statements, and normal and recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), and (iv) fairly present, in all material respects, the financial position of the Acquired Companies at the dates therein indicated and the results of operations and cash flows of the Acquired Companies for the periods therein specified.
(c)   All accounts receivable, notes receivable and other receivables (other than receivables collected since the Specified Balance Sheet Date) reflected on the Specified Balance Sheet, and all accounts receivable, notes receivable and other receivables arising from or otherwise relating to the business of the Acquired Companies as of the Closing Date will be, valid, genuine, arm’s length obligations for the provision of goods or services generated in the ordinary course of business, prepared in accordance with GAAP and adequately and appropriately reserved in accordance with GAAP and fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts and are not subject to any setoffs or counterclaim, less any reserves for doubtful accounts recorded on the Specified Balance Sheet.
(d)   Section 3.06(d) of the Company Disclosure Schedule sets forth an accurate and complete list of all Indebtedness of the Acquired Companies as of the date of this Agreement, and sets forth the aggregate amount of cash (identifying any Restricted Cash) held by the Acquired Companies as of the close of business on the Business Day prior to the date of this Agreement.
(e)   Other than as set forth on Section 3.06(e) of the Company Disclosure Schedule, no acquisition of any Acquired Company by the Company or Seller announced or completed in fiscal years 2023 and 2024 is considered “significant” as defined by Rule 1-02(w) and Rule 3-05 of Regulation S-X promulgated under the Securities Act.
(f)   The books of account and other financial records of the Acquired Companies have been kept accurately in the ordinary course of business consistent with Applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and Liabilities of the Acquired Companies have been properly recorded therein in all material respects. The Acquired Companies have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Acquired Companies are being executed and made only in accordance with appropriate authorizations of management and the Company Board of Managers, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies, (iv) that the amount recorded for assets on the books and records of the Acquired Companies are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
Section 3.07   Absence of Certain Changes.
(a)   Since the Specified Balance Sheet Date, the Company and each other Acquired Company has conducted its business in all material respects in the ordinary course consistent with past practices.
(b)   Since the Specified Balance Sheet Date, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   Except as set forth on Section 3.07(c) of the Company Disclosure Schedule, between the Specified Balance Sheet Date and the date of this Agreement, no Acquired Company has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 6.01(b)(i), (ii), (v), (vii), (viii), (ix), (xii), (xvi), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv) and (xxvii).
Section 3.08   No Undisclosed Liabilities.   None of the Acquired Companies has any Liabilities of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise, other than:
(a)   specifically set forth and adequately reserved for on the face of the Specified Balance Sheet (and not in the notes thereto);
(b)   incurred in the ordinary course of business since the Specified Balance Sheet Date (none of which results from, arises out of, was caused by or relates to any breach of contract, breach of warranty, tort, infringement or violation of law);

(c)   arising under this Agreement or in connection with the Transactions; or
(d)   as set forth on Section 3.08(d) of the Company Disclosure Schedule.
Section 3.09   Company Material Contracts.
(a)   Except for Contracts listed in Section 3.09(a) of the Company Disclosure Schedule and this Agreement, as of the date of this Agreement, no Acquired Company is a party to or bound by any of the following (a Contract responsive to any of the following categories being hereinafter referred to as a “Company Material Contract”):
(i)   any lease, rental or occupancy agreements, installment and conditional sale agreements, and other Contracts (including any Real Property Lease) affecting the ownership of, leasing of, title to, use of, or any leasehold interest in property (whether real or personal property) providing for individual annual payments in excess of $100,000;
(ii)   any Contract under a Material Program with total revenue exceeding $5,000,000 during the twelve (12) month period ended as of the Specified Balance Sheet Date or any future year;
(iii)   any Contract with a Material Supplier with a total value exceeding $3,000,000 during the twelve (12) month period ended as of the Specified Balance Sheet Date or any future year;
(iv)   any Contract with a “single source” supplier pursuant to which materials or services are supplied to any Acquired Company from a single source and for which no other source for such materials or services could be procured without material cost or expense;
(v)   any Contract pursuant to which any Intellectual Property Right or Technology is licensed, sold, assigned, transferred or otherwise conveyed or provided to any Acquired Company or pursuant to which any Person has agreed not to enforce any Intellectual Property Right against any Acquired Company (“Licenses In”), other than Company Government Contracts and Incidental Licenses;
(vi)   other than any Company Government Contract or Incidental License, any Contract pursuant to which any Intellectual Property Right or Technology is or has been licensed (whether or not such license is currently exercisable), sold, assigned, transferred or otherwise conveyed or provided to a third party by any Acquired Company, or pursuant to which any Acquired Company has agreed not to enforce any Intellectual Property Right against any third party, including any Contract contemplating the provision or release (whether contingent or otherwise) of any source code to any Software owned or purported to be owned by an Acquired Company to any Person (“Licenses Out”);
(vii)   other than any Company Government Contract, any Contract imposing any restriction on any Acquired Company’s right or ability, or, after the Effective Time, the right or ability of Parent, the Surviving Company or any of their respective Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent or the Surviving Company or any of their respective Affiliates after the Closing Date (including any Contract granting exclusive rights or rights of first refusal or negotiation to license, market, advertise, sell, offer to sell, distribute, deliver or otherwise make available any Company Product or any Technology, Intellectual Property Right or other asset of any Acquired Company);
(viii)   other than any Company Government Contract, any Contract providing for the creation, conception, generation, discovery, development, or reduction to practice of any Technology or Intellectual Property Rights, independently or jointly, by or for any Acquired Company other than employee, contractor and consultant invention assignment Contracts entered into with employees, in the ordinary course of business, copies of which have been provided to Parent;
(ix)   any Contract for the purchase, lease or use of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by any Acquired Company of

$2,000,000 or more or (B) aggregate payments by any Acquired Company of $2,000,000 or more during the twelve (12) month period ended as of the Specified Balance Sheet Date or any future year;
(x)   any Contract pursuant to which any Acquired Company is granted any right or license to market, advertise, sell, offer to sell, distribute, deliver or otherwise make available any product or service of any Person;
(xi)   any Company Government Contract, the period of performance of which has not expired, that called or calls for an Acquired Company to receive any payments in excess of, individually or in the aggregate, $5,000,000 during the twelve (12) month period ended as of the Specified Balance Sheet Date or any future year;
(xii)   any Contract, other than any Company Government Contract that is not included or required to be included in Section 3.09(a)(ii) of the Company Disclosure Schedule, providing for “most favored customer” terms or similar terms that limit any Acquired Company’s right to determine pricing for any Company Product in its discretion;
(xiii)   any Contract which contains minimum payment obligations or performance guarantees;
(xiv)   any partnership, joint venture or similar Contract other than any teaming agreement, including any Contract providing for the sharing of revenues, profits, losses, costs or Liabilities or for joint research, development, marketing or distribution;
(xv)   any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2022 or pursuant to which any Acquired Company has any current or future rights or obligations;
(xvi)   any Contract relating to the sale of any assets of any Acquired Company since January 1, 2022, in each case for consideration in excess of $100,000 (other than sales or dispositions of assets in the ordinary course of business consistent with past practice);
(xvii)   any Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset and including any agreements or commitments for future loans, credit or financing), including the creation of any Lien with respect to any asset of any Acquired Company in excess of $1,000,000;
(xviii)   any Contract relating to the acquisition, issuance or transfer of any Company Securities (excluding award agreements for Employee Plans and exercise agreements on the Company’s standard form) with unperformed or continuing obligations by any party thereto;
(xix)   each Contract relating to the voting of, and any other rights or obligations of a holder of, Company equity interests or any equity interests of any Subsidiary of the Company;
(xx)   any Contract under which (A) any Person has directly or indirectly guaranteed any Liabilities of any Acquired Company or (B) any Acquired Company has directly or indirectly guaranteed any Liabilities of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);
(xxi)   any Contract which contains any provisions requiring any Acquired Company to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services in the ordinary course of business consistent with past practice or pursuant to the Acquired Company’s standard form agreement, as made available to Parent);
(xxii)   any Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Person (other than offer letters, employment agreements, individual consulting agreements, individual contracting agreements and option agreements entered into in the ordinary course of business consistent with past practice);
(xxiii)   any Contract with any current or former Service Provider (A) who is a Key Employee, (B) that provides for annual compensation in excess of $250,000, other than an at-will offer letter in the Company’s standard form provided to Parent, (C) that provides for the payment of any cash or other compensation or benefits upon or in connection with the consummation of the Transactions (whether alone or in connection with any other event, including a termination of employment or service) or any payments or benefits that would constitute a Company Transaction Expense, including any change-in-control, retention or similar payments, (D) that provides for severance or termination payments or benefits upon a termination of the applicable Service Provider’s employment or other service with any Acquired Company or provides for retention payments;
(xxiv)   any collective bargaining agreement or other similar Contract with any labor union, works council or similar association;
(xxv)   any Contract to which any Acquired Company is a party, on the one hand, and another Acquired Company, on the other hand, is a party;
(xxvi)   any Contract relating to the settlement of any Proceeding (other than any such Contracts entered into with former employees of the Company (other than officers or directors) in the ordinary course of business consistent with past practice in connection with the termination of such former employee’s employment with the Acquired Companies and pursuant to which no Acquired Company has any continuing payment or other material obligations thereunder); and
(xxvii)   any other Contract not made in the ordinary course of business that is material to any Acquired Company.
(b)   The Company has delivered to Parent accurate and complete (in all material respects) copies of all written Company Material Contracts, including all material amendments thereto.
(c)   (i) Each Company Material Contract is a valid and binding agreement of the Acquired Company party thereto and is in full force and effect, (ii) each Acquired Company has performed, in all material respects, all obligations required to be performed by it under each of the Company Material Contracts to which it is a party, (iii) no Acquired Company is, and, to the Knowledge of the Company, no other party thereto is, in default or breach in any material respect under the terms of any Company Material Contract, and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to (A) result in a violation or breach of any material provision of any Company Material Contract, (B) result in the acceleration of the maturity or performance of any grant or rights or other obligation under a Company Material Contract or (D) result in the cancellation, termination or material modification of any Company Material Contract and (iv) no Acquired Company has received any written notice regarding violation or breach of, or default under, or the cancellation of termination of any Company Material Contract and no Acquired Company nor, to the Knowledge of the Company, any other party currently contemplates any termination, material amendment or material change to any Company Material Contract.
Section 3.10   Compliance with Applicable Laws.
(a)   Except as would not reasonably be expected to be material to the Acquired Companies taken as a whole, each Acquired Company is, and has at all times since January 1, 2022 been, in compliance with Applicable Law with, and to the Knowledge of the Company no Acquired Company is, and at no time since January 1, 2022 has any Acquired Company been, under investigation with respect to or threatened in writing to be charged with or given notice of any violation of, Applicable Law. Since January 1, 2022, the Company has not, and, to the Knowledge of the Company no Acquired Company has, received any written notice from any Governmental Authority to the effect that any Acquired Company is not in compliance, in any material respect, with any Applicable Law that remains unresolved. Except as would not reasonably be expected to be material to the Acquired Companies taken as a whole, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in a violation of any Applicable Law by any Acquired Company.

(b)   Each Acquired Company is, and has at all times since April 24, 2019 been, in material compliance with applicable Sanctions, and has at all times in the past five years been in compliance in all material respects with applicable Trade Controls.
(c)   Without limiting the foregoing:
(i)   the Company has maintained in place and implemented controls and systems reasonably designed to promote compliance with applicable Trade Controls and Sanctions; and
(ii)   there are no pending or, to the Knowledge of the Company, threatened claims, investigations, legal proceedings or enforcement actions of actual or alleged violations by any Governmental Authority against any Acquired Company with respect to Trade Controls or Sanctions, and the Company has not since April 24, 2019 been notified in writing of any such pending or threatened actions.
(d)   Neither any Acquired Company nor any director, manager, officer, or employee of any Acquired Company has, during their relationship with any Acquired Company since April 24, 2019, (i) been a Sanctioned Person, (ii) engaged in an unlawful transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person; or (iii) been subject to debarment or any list-based designations under any Trade Controls.
(e)   In the past five years, none of the Acquired Companies, nor any of their respective directors, managers, officers, or employees nor, to the Knowledge of the Company, any distributor, reseller, consultant, agent or other third party while acting on behalf of any Acquired Company (each, a “Company Representative”), have corruptly paid, promised, offered, or authorized the provision of anything of value (including money, meals, entertainment, travel expenses or accommodations, gifts, or commissions), directly or indirectly, to any Person, including a “foreign official” as defined in the FCPA, in each case for the purpose of (i) obtaining or retaining business for or with, or directing business to, any Person; (ii) influencing any act or decision of a foreign official in his or her official capacity; (iii) inducing a foreign official to do or omit to do any act in violation of his/her lawful duties; (iv) securing any improper advantage in violation of Anti-Corruption Laws; or (v) that would constitute an unlawful rebate, commercial bribe, influence payment, extortion, kickback, or other unlawful payment in violation of Anti-Corruption Laws. None of the Acquired Companies nor any of their respective directors, managers, officers, or employees nor, to the Knowledge of the Company, any Company Representatives, have maintained any off-the-books funds, engaged in any off-the-books transactions, or falsified any documents of the Acquired Companies. None of the Acquired Companies have conducted or been notified in writing of any internal or Governmental Authority-initiated investigation; received any written allegations or whistleblower reports concerning the Acquired Companies’ non-compliance with Anti-Corruption Laws; or made a voluntary, directed, or involuntary disclosure to any Governmental Authority arising under or relating to actual, suspected, or potential non-compliance with Anti-Corruption Laws. The Acquired Companies have maintained and enforced policies and procedures reasonably designed to promote compliance by the Acquired Companies with Anti-Corruption Laws.
(f)   Each of the products and services marketed, licensed, sold, performed, distributed or otherwise made available by any Acquired Company since January 1, 2022 has been at all times up to and including the sale, license, distribution or other provision thereof, marketed, licensed, sold, performed or otherwise made available in compliance in all material respects with all Applicable Laws.
Section 3.11   Litigation.
(a)   Except as set forth on Section 3.11 of the Company Disclosure Schedule, there is no pending Proceeding and, to the Knowledge of the Company, since January 1, 2022, no Person has threatened to commence any Proceeding: (i) against any Acquired Company or any of the assets owned by any Acquired Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions. As of the date hereof, to the Knowledge of the Company, no event has occurred, and no claim or dispute exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any Proceeding that is of a type described in the preceding sentence. Each Acquired Company has submitted each pending or threatened Proceeding for which there is insurance coverage to its applicable insurance carrier. No former direct or indirect holder of any equity interests of any Acquired Company has any Proceeding against any Acquired Company that remains unresolved.
(b)   (i) There is no Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject or which restricts in any respect the ability of any Acquired Company to conduct its business and (ii) to the Knowledge of the Company, no officer or other employee of any Acquired Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any Acquired Company.
Section 3.12   Real Property.
(a)   The Acquired Companies do not own any real property. No Acquired Company is obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real property or any portion thereof or interest therein. Each Acquired Company has a good and valid leasehold, license or other similarly applicable interest in the real property leased, subleased, licensed or otherwise used or occupied by such Acquired Company (the “Leased Real Property” and such underlying lease, a “Company Lease”). Section 3.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of the Leased Real Property, including the street address, the name of the third party lessor, the use and the current monthly rent amount. The Company has delivered to Parent a true and complete (in all material respects) copy of each such Company Lease, and in the case of any oral Company Lease, a written summary of the material terms of such Company Lease. With respect to each Company Lease: (i) no Acquired Company’s possession and quiet enjoyment of the Leased Real Property under such Company Lease has been disturbed, and to the Company’s Knowledge, there are no Proceedings with respect to such Company Lease or Leased Real Property; (ii) neither the Acquired Companies nor, to the Company’s Knowledge, any other party to such Company Lease, is in breach or default under such Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease; (iii) no security deposit or portion thereof deposited with respect such Company Lease has been applied in respect of a breach or default under such lease which has not been redeposited in full; and (iv) the Acquired Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.
(b)   Section 3.12(b) of the Company Disclosure Schedule lists each lease, sublease, license or other occupancy agreement or arrangement relating to the Leased Real Property (each, a “Real Property Lease”).
(c)   All buildings, structures, improvements, including the roof, foundation, load-bearing walls and other structural elements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the “Improvements”) have been maintained by the Acquired Companies in the ordinary course of business and are in sufficient condition for the operation of and use and occupancy thereof in connection with the business of the Acquired Companies in all material respects. There are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements, or any portion thereof, in the operation of the business of the Acquired Companies.
(d)   The Leased Real Property is not subject to any Liens, except for Permitted Company Liens. Each parcel of Leased Real Property has access to a public street either adjoining such Leased Real Property or through easements. No Acquired Company has received any written notice of a material violation of any Real Property Lease and, since the date that is twelve (12) months prior to the date of this Agreement, no Acquired Company has received any written notice of a material violation of any ordinance, regulation or building, zoning or other similar law with respect to the Leased Real Property. No Leased Real Property, nor any material portion thereof, has been damaged or destroyed by fire or other casualty which has not been restored in full. No Acquired Company has received any written notice of any expiration of, pending expiration of, changes to, or pending changes to any material entitlement relating to the Leased Real Property and no Acquired Company has received any written notice of any condemnation, special assessment or the like or, to the Knowledge of the Company, threatened with respect to any of the Leased Real Property which would have a material adverse impact on the ability of the Acquired Company to continue to conduct its business therein. Each Acquired Company has the right to use and occupy the Leased Real Property for the full term of the Real Property Lease relating thereto.
Section 3.13   Properties.
(a)   Each of the Acquired Companies has good and marketable, indefeasible, title to, or in the case of leased property and assets, has valid leasehold interests in, all material property and assets (whether real, personal, tangible or intangible) used or leased for use by such Acquired Company in connection with the conduct of its business. None of such property or assets is subject to any Lien, except:
(i)   Liens disclosed on the Specified Balance Sheet;
(ii)   Liens for taxes and other governmental charges not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Specified Balance Sheet);
(iii)   Non-exclusive licenses granted in the ordinary course of business;
(iv)   Minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the applicable Acquired Company;
(v)   with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust encumbering the landlord’s fee interest; or
(vi)   Liens which would not reasonably be expected to, individually or in the aggregate, not materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect;
(vii)   mechanic’s, workmen’s, repairmen’s, materialmen’s, warehousemen’s, carrier’s and other similar statutory liens arising or incurred by operation of law or in the ordinary course of business not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Specified Balance Sheet);
(viii)   deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, pension programs mandated under applicable Law or other social security programs or other similar Applicable Law or to secure any public or statutory obligation;
(ix)   Liens in favor of lessors contained in any Company Leases;
(x)   zoning, entitlement, building and other land use regulations imposed by or on behalf of any Governmental Authority having jurisdiction over any real property that would not reasonably be expected to, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect;
(xi)   title defects, easements and encroachments and similar Liens on real property that would not reasonably be expected to, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets in any material respect; or

(xii)   other Liens set forth on Section 3.13(xii) of the Company Disclosure Schedule (clauses (i) through (xii) of this Section 3.13(a) are, collectively, the “Permitted Company Liens”).
(b)   There are no developments affecting any such property or assets pending or, to the Knowledge of the Company, threatened which would reasonably be expected to materially detract from the value, materially interfere with any present or intended use or materially adversely affect the marketability of any such property or assets. All leases of such real property and personal property are in good standing and are valid, binding and enforceable in accordance with their respective terms and there does not exist under any such lease any default or any event which with notice or lapse of time or both would constitute a default.
(c)   The equipment owned by each Acquired Company is in good operating condition and repair, has been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of such equipment, ordinary wear and tear excepted) and is adequate and suitable for its present uses.
(d)   The property and assets owned or leased by the Acquired Companies, or which they otherwise have the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Acquired Companies and are adequate to conduct such business as currently conducted.
Section 3.14   Intellectual Property.
(a)   Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of (i) each item of Registered IP which any Acquired Company owns or purports to owns (whether exclusively, jointly with another Person, or otherwise) (“Company Registered IP”), including (A) the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, (B) the record owner(s) of such item of Company Registered IP and if different, the legal owner and beneficial owner(s) (including any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest), (C) the filing date or registration date and issuance date or grant date of such item of Company Registered IP, and (D) with respect to domain names, the applicable domain name registrar, and (ii) all material unregistered Marks owned or purported to be owned by any Acquired Company, including in connection with any Company Product.
(b)   All Company IP is subsisting and all issued Company Registered IP is valid and enforceable. All filings, payments and other actions required to be made or taken to obtain, perfect or maintain in full force and effect each item of Company Registered IP have been made or taken by the applicable deadline and otherwise in accordance with all Applicable Laws, except in the case of Company Registered IP that an Acquired Company has elected to abandon or allow to lapse in the exercise of its reasonable business judgment No Mark (whether registered or unregistered) or trade name owned, used, or applied for by any Acquired Company conflicts or interferes with any Mark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any Mark (whether registered or unregistered) in which any Acquired Company has or purports to have an ownership interest has been impaired. No application for, or registration with respect to, any Company Registered IP has been abandoned, allowed to lapse, or rejected in a manner that does not allow for an appeal, except in the case of Company Registered IP that an Acquired Company has elected to abandon or allow to lapse in the exercise of its reasonable business judgment.
(c)   Except as set forth on Section 3.14(c) of the Company Disclosure Schedule, no interference, opposition, reissue, reexamination, or other Proceeding of any nature is, or since January 1, 2022 has been, pending or threatened in which the scope, validity, or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged and, to the Knowledge of the Acquired Companies, there is no basis for a claim that any Company IP is invalid or unenforceable.
(d)   No Acquired Company is bound by, and no Company IP is subject to, any Contract with any Person containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to use, assert, enforce, or otherwise exploit any Company IP anywhere in the world with or against any other Person. Other than Incidental Licenses, no Person who has licensed, sold, assigned, or otherwise conveyed or provided Technology or Intellectual Property Rights to the Company has ownership rights or license rights to derivative works or improvements made by or on behalf of any Acquired Company related to such Technology or Intellectual Property Rights. Except as set forth on Section 3.14(d) of the Company Disclosure Schedule, no Acquired Company has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company IP, or any Technology or Intellectual Property Rights licensed to any Acquired Company, to any Person.
(e)   Except as set forth on Section 3.14(e) of the Company Disclosure Schedule, the Acquired Companies exclusively own all right, title, and interest to and in the Company IP, free and clear of any Liens (other than Permitted Liens). The Acquired Companies have the exclusive right to bring a claim or suit against any third party for infringement or misappropriation of any Company IP. The Company IP, together with the Licenses In and subject matter of the Incidental Licenses licensed to the Acquired Companies, constitute all of the Technology and Intellectual Property Rights used, or held for use, in the conduct of the businesses of the Acquired Companies.
(f)   Except as set forth on Section 3.14(f) of the Company Disclosure Schedule, each Person who is or was an employee, officer, director or contractor of any Acquired Company and who is or was engaged by an Acquired Company or its agent to design, create or otherwise develop any Technology or Intellectual Property Rights for an Acquired Company has signed a valid and enforceable agreement containing an irrevocable assignment to the applicable Acquired Company of (or has assigned such Intellectual Property Rights or Technology by operation of Applicable Law) all such Technology and Intellectual Property Rights and confidentiality provisions protecting such Company IP. No current or former shareholder, officer, director, or employee of any Acquired Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP. All rights in, to and under all Company IP created by each of the Acquired Company’s current or former employees, officers or directors for or on behalf of, or in contemplation of, the Acquired Companies (i) prior to the inception of the Acquired Company, or (ii) prior to such individual’s commencement of employment or engagement with the Acquired Company, have been duly and validly assigned to the applicable Acquired Company.
(g)   No current or former employee, officer, director, consultant, advisor or contractor of any Acquired Company (i) has any claim, right (whether or not currently exercisable), or interest to or in any Intellectual Property Rights or Technology used or held for use by the applicable Acquired Company, other than background licenses of Intellectual Property Rights or Technology granted in connection with providing services to an Acquired Company in the ordinary course of business, (ii) is bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the applicable Acquired Company, (iii) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee, officer, director, consultant, advisor or contractor being employed by, or performing services for, the applicable Acquired Company, or using trade secrets or proprietary information of others without permission, or (iv) has created or developed any Company IP for the applicable Acquired Company that is subject to any agreement under which such employee, consultant, advisor or contractor has assigned or otherwise granted to any third party any rights in or to such Technology or Intellectual Property Rights.
(h)   Except as set forth on Section 3.14(h) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Company IP. Section 3.14(h) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, and provides a brief description of the current status of, any such actual, alleged, or suspected infringement or misappropriation of any Company IP.
(i)   Except as set forth on Section 3.14(i) of the Company Disclosure Schedule, no Acquired Company, and none of the Company IP nor the Company Products, has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Intellectual Property Right of any other Person. No infringement, misappropriation, violation or similar claim or Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Proceeding. No Acquired Company has received any notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person, including any notice or communication inviting an Acquired Company to take a license under any Intellectual Property Right.
(j)   Each of the Acquired Companies has taken commercially reasonable steps as necessary or appropriate to protect and preserve the confidentiality of all of its confidential or non-public information and trade secrets (collectively, “Company Confidential Information”) or provided to it by any Person, including all proprietary information that it holds, or purports to hold, as a trade secret. Except as set forth on Section 3.09(j) of the Company Disclosure Schedule, all current and former employees and contractors of the Acquired Companies and any other Person having access to Company Confidential Information have executed and delivered to an Acquired Company a written, legally-binding agreement sufficient to protect such Company Confidential Information.
(k)   Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the Transactions or agreements contemplated by this Agreement, will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Company IP, (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Section 3.09(a)(v) or Section 3.09(a)(vi) of the Company Disclosure Schedule, (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property Right, including any such grant, assignment or transfer by Parent or its Affiliates.
(l)   None of the Company Products (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Product or any product or system containing or used in conjunction with such Company Product or (ii) fails to materially comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Product or any product or system containing or used in conjunction with such Company Product.
(m)   No Software contained within any Company Product (“Company Software”) contains any “back door,” “vulnerability,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or designed to perform or facilitate any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Each Acquired Company implements industry standard measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.
(n)   Section 3.14(n) of the Company Disclosure Schedule sets forth an accurate and complete list of all Open Source Software that is or has been included, incorporated or embedded in, linked to, or combined with any material Company Product, which list specifies (i) the Contract under which each such item of Open Source Software has been licensed to the applicable Acquired Company, and (ii) whether such item of Open Source Software has been modified and distributed (including by making such Open Source Software available remotely through a computer network) by any Acquired Company in a manner that subjects such Company Product to any “copyleft” or other obligation or condition that requires, or conditions the use or distribution of such Company Product or portion thereof on, (x) the disclosure, licensing, or distribution of any source code for any such Company Product, (y) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Company Product, or (z) the licensing or otherwise distributing or making available such Company Product for a nominal or otherwise limited fee or charge.
(o)   The source code for all Company Software contains clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both:

(i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Software. Except as set forth in Section 3.14(o) of the Company Disclosure Schedule, no source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, an employee or contractor of any Acquired Company who needs such source code to perform his or her job duties. No Acquired Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that, with or without notice or lapse of time, will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any other Person.
(p)   Except as set forth in Section 3.14(p) of the Company Disclosure Schedule, the Acquired Companies have been in compliance in all material respects with the terms and conditions of applicable Open Source Software licenses, including attribution notice requirements. No Company Product or Company IP is subject to any “copyleft” or other obligation or condition that (i) could require, or could condition the use or distribution of such Company Product, Company IP or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for a Company Product, Company IP or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Company Products, Company IP or portions thereof, (C) licensing or otherwise distributing or making available a Company Product, Company IP or any portion thereof for a nominal or otherwise limited fee or charge or (D) granting any Intellectual Property Rights to any licensee or other third party, or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of any Acquired Company to use, license distribute or charge for any Company Product or any Intellectual Property Rights therein, other than solely with respect to the applicable Open Source Software.
(q)   At no time during the conception of or reduction to practice of any Company IP were the Acquired Company or any developer, inventor or other contributor to such Company IP (i) operating under any grants from any Company R&D Sponsor or (ii) performing (directly or indirectly) research sponsored by any Company R&D Sponsor or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any Person, in each case, that could adversely affect an Acquired Company’s rights in such Company IP.
(r)   The Acquired Companies have timely disclosed and elected title to all subject inventions (as defined in 35 U.S.C. § 201(e)), that comprise material Company IP, timely listed all material technical data and computer software to be furnished with less than unlimited rights in any required assertions table, received express acceptance of any applicable customer commercial licensing terms, and included the proper and required restrictive legends on all copies of any material technical data, computer software, or computer software documentation delivered under any Company Government Contract. All such markings and rights were properly asserted and justified under the Company Government Contracts, and no Governmental Authority, prime contractor, or higher-tier subcontractor has challenged or, to the Knowledge of the Acquired Companies, has any basis for challenging, the markings and rights asserted by the Acquired Companies.
(s)   No Acquired Company is, nor ever has been, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Company to grant or offer to any other Person any license or right to any Company IP or to refrain from enforcing any Company IP.
Section 3.15   Information Technology.   The information technology systems, hardware, networks, interfaces, electronic data processing infrastructure, information record keeping infrastructure, communications infrastructure, telecommunications infrastructure, peripherals and related systems used by the Acquired Companies (“IT Systems”) are adequate for the needs of the respective businesses of the Acquired Companies and are designed, implemented, operated and maintained in accordance with reasonable standards and practices for entities operating businesses similar to the business of the Acquired Companies, including with the respect to redundancy, reliability, scalability and security. Without limiting the foregoing,

(a) each Acquired Company has taken reasonable steps and implemented reasonable procedures to ensure that its IT Systems are free from Malicious Code, and (b) each Acquired Company has in effect industry standard disaster recovery and backup plans, procedures and facilities for its business and has taken all reasonable steps to safeguard the security and the integrity of its IT Systems. Each Acquired Company performs routine upgrades to the IT Systems and has implemented and maintained processes to assess and rectify material vulnerabilities associated with the IT Systems.
Section 3.16   Privacy.
(a)   The Acquired Companies’ privacy policies applicable to the collection, retention, use, disclosure and distribution of Personal Information from individuals by the Acquired Companies or their agents (the “Privacy Policies”) are prominently posted to each of the Acquired Company websites. No disclosure or representation made or contained in any Privacy Policy has been inaccurate, misleading, deceptive, or in violation of any Privacy Laws (including by containing any omission or implication), and the practices of the Company with respect to the Processing of Personal Information materially conform, and have past four years materially conformed, to the Privacy Policies that govern the processing of such Personal Information to the extent applicable to such Processing.
(b)   Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, each Acquired Company’s data, privacy, and security practices materially comply, and for the past four years have materially complied, with all applicable (i) Privacy Policies, (ii) obligations or restrictions concerning the privacy, security, or Processing of Personal Information under any Contract to which such Acquired Company is a party or otherwise bound, and (iii) applicable Privacy Laws or binding standards, guidelines or guidance (collectively, “Privacy Commitments”).
(c)   Except where not doing so would be material to the Acquired Companies, taken as a whole, each Acquired Company has, and has required all vendors or other third parties that Process any Personal Information for or on the behalf of such Acquired Company (“Data Partners”) to have established and used commercially reasonable plans, procedures, controls, and programs designed to (i) protect against data or security breach or unauthorized, unlawful or accidental access, disclosure, use, loss, denial or loss of use, alteration, destruction or compromise (including with respect to the IT Systems) (a “Security Incident”) and (ii) identify and address internal and external risks to the Processing, privacy and security of Personal Information.
(d)   Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, each Acquired Company has conducted, or retained a third party to conduct on its behalf, security risk assessments and privacy impact assessments, including but not limited to penetration testing and testing of new software or cloud based services, in each case at least to the extent required by Privacy Commitments. Such security risk assessments include review, assessment, and response to prior security vulnerability reports and prevention, detection, and response to attacks, intrusions, or systems failures.
(e)   To the Knowledge of the Company, the execution, delivery, or performance of this Agreement and/or the consummation of any of the Transactions do not and will not: (i) violate Privacy Commitment or (ii) require the consent of or notice to any Person concerning Personal Information.
(f)   Except as disclosed in Section 3.16(f) of the Company Disclosure Schedule, no data, including any Personal Information or confidential information, in the possession or control of the Acquired Companies, has been subject to any material Security Incident. The Acquired Companies have not notified, and there have been no facts or circumstances that would require the Acquired Companies or, to the Knowledge of the Company, any Data Partners, to notify, any Governmental Authority or other Person of any Security Incident.
(g)   No Acquired Company has received any notice, request, claim, complaint, correspondence, or other communication in writing from any Governmental Authority or other Person, and to the Knowledge of the Company, there has not been any audit, Proceeding, investigation, enforcement action (including any fines or other sanctions), or other action relating to, any actual, alleged, or suspected Security Incident, violation of any Privacy Law or other Privacy Commitment involving Personal Information in the possession or control of any Acquired Company, or held or processed by any Data Partner for or on behalf of any Acquired Company.

Section 3.17   Insurance Coverage.   Section 3.17 of the Company Disclosure Schedule sets forth (a) a true and complete list of current policies of insurance that the Company has, with policy number, amounts, coverage and date expiration, to the extent available as of the date of this Agreement, in each case subject to the Company’s renewals of such policies in the ordinary course of business and (b) with respect to the business of the Company, a list of all the claims history for the Company since January 1, 2022. The Company has made available to Parent a list of, and accurate and complete copies (in all material respects) of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of each Acquired Company, each of which is in full force and effect. Other than claims made in the ordinary course, there are no pending claims under any such policies or bonds, including any claims for loss or damage to the properties, assets or business of the Acquired Companies. There is no claim by any Acquired Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights, other than any customary reservation of rights. All premiums payable under all such policies and bonds have been timely paid and each Acquired Company has otherwise complied in all material respects with the terms and conditions of all such policies and bonds. Such policies and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Acquired Companies. The Company has no Knowledge of any actual or threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. After the Closing, each Acquired Company shall continue to have coverage under such policies and bonds with respect to events occurring prior to the Closing.
Section 3.18   Licenses and Permits.   The Acquired Companies have, and at all times since January 1, 2022 have had, all licenses, permits, qualifications, accreditations, approvals, certificates, consents, registrations, qualifications, designations, declarations, exemptions, memberships, Orders, franchises, approvals, authorizations and any similar authority of or from any Governmental Authority (collectively, the “Permits”), and have made all necessary filings required under Applicable Law, necessary to service the Acquired Companies’ accounts in accordance with Applicable Laws and otherwise to conduct the business of the Acquired Companies, except where the failure to possess such Permit or make such filing would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect. Each Acquired Company is in compliance with each such Permit, except where the failure to so comply would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect. Since January 1, 2022, no Acquired Company has received any written notice or other written communication regarding any actual or possible violation of or failure to comply with any term or requirement of any material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit, the subject of which has not been resolved in full prior to the date of this Agreement as required by such written notice or written communication. Section 3.18 of the Company Disclosure Schedule sets forth an accurate and complete list of all active and material Permits issued to any Acquired Company. Each such Permit has been validly issued or obtained and is, and after the consummation of the Transactions will be, in full force and effect, except where the failure of such Permits to be valid or in full force and effect would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies, taken as a whole.
Section 3.19   Tax Matters.
(a)   Each Acquired Company has duly and timely (taking into account any applicable extensions) filed, or has caused to be filed on its behalf, with the appropriate Tax authorities all income and other material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by all Acquired Companies (whether or not shown on any Tax Returns) have been timely paid. No Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return. No outstanding material written claim has been made by a Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction.
(b)   The unpaid Taxes of the Acquired Companies did not, as of the Specified Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Specified Balance Sheet

(rather than in any notes thereto). Since the Specified Balance Sheet Date, no Acquired Company has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.
(c)   No deficiencies for Taxes with respect to any Acquired Company have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending or threatened (in writing) audits, assessments or other actions for or relating to any material Liability in respect of Taxes of any Acquired Company. No issues relating to Taxes of any Acquired Company were raised by the relevant Governmental Authority in any completed audit or examination that would reasonably be expected to result in a material Liability in respect of Taxes in a later taxable period. The Company has delivered or made available to Parent complete and accurate copies of all federal, state, local and foreign Tax Returns of each Acquired Company for all taxable years ending on or after January 1, 2022, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by any Acquired Company. No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney (other than powers of attorney authorizing employees of any Acquired Company to act on behalf of such Acquired Company) with respect to any Taxes has been executed or filed with any Governmental Authority which is currently in effect.
(d)   There are no Liens for Taxes upon any property or asset of any Acquired Company (other than statutory Liens for current Taxes not yet due and payable).
(e)   Neither Parent (as a result of any actions by any Acquired Company) nor any Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Authority or otherwise arising as a result of the transactions contemplated by this Agreement, the use of an improper method of accounting for any period or portion thereof ending on or prior to the Closing Date, any prepaid amount or deferred revenue received on or prior to the Closing outside of the ordinary course of business or any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law).
(f)   Except as set forth on Section 3.19(f) of the Company Disclosure Schedule, no Acquired Company (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (iii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iv) has been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (v) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(g)   No Acquired Company is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.
(h)   No Acquired Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract.
(i)   No Acquired Company has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. If any Acquired Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then such Acquired Company, as the case may be, believes that it has either (i) substantial authority for the tax treatment of such transaction or (ii) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. No Acquired Company has participated or plans to participate in any Tax amnesty program.
(j)   Except as set forth on Section 3.19(j) of the Company Disclosure Schedule, no Acquired Company has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). No Acquired Company has Liability for the Taxes of any Person (other than Taxes of the Company).
(k)   Each Acquired Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts (whether in the form of cash or property) paid, issued, provided or owing to any current or former Service Provider, creditor, Seller Members of such Acquired Company or other Person. Each Acquired Company has properly classified all current or former Service Providers as employees or non-employees for all relevant purposes (including for purposes of all Employee Plans).
(l)   No Acquired Company has been a party to any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code in the past three (3) years.
(m)   Each Acquired Company is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology between the Company and its Subsidiaries. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices for any property or services (or for the use of any property) provided by or to the Company or any of the other Acquired Companies are arm’s-length prices for purposes of all applicable transfer pricing laws, including Section 482 of the Code.
(n)   Section 3.19(n) of the Company Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of each Acquired Company.
(o)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event, whether contingent or otherwise), will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that could be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract by which the Company is bound to compensate or reimburse any Person for Taxes, including, without limitation, any excise or additional taxes arising pursuant to Section 4999 or Section 409A of the Code.
(p)   Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.
Section 3.20   Employees and Employee Benefit Plans.
(a)   Section 3.20(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all material Employee Plans. For purposes of this Agreement, “Employee Plans” shall mean: (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, consulting, termination, severance or similar Contract, plan, policy, program or arrangement, (iii) each other plan, policy, agreement, program or arrangement (written or oral) providing for compensation, benefits, bonuses, commission, profit-sharing, excess benefit, stock option, restricted stock, restricted stock unit or other stock- or equity-related rights, incentive or deferred compensation, vacation or paid-time-off benefits, insurance (including any self-insured arrangements), death, life, dental, vision, health or medical benefits, adoption, dependent or employee assistance, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, cafeteria, flex spending, tuition reimbursement, retention, transaction, change in control payments, savings, pension, post-employment, retirement or other welfare fringe benefits and (iv) each other employee compensation or benefit plan, program, policy, agreement, program, arrangement or commitment, in each case, which any current or former Service Provider (or any spouse, beneficiary or dependent thereof) participates or receives compensation or benefits or which is sponsored, maintained, administered or contributed to by, or required to be contributed to by, Seller, any Acquired Company or any ERISA Affiliate of an Acquired Company or Seller, or with respect to which any Acquired Company has any obligation or Liability (whether actual or contingent, direct or indirect).
(b)   The Company has made available to Parent accurate and complete copies, as applicable, of (i) all documents constituting each Employee Plan to the extent currently effective (and written descriptions of all material terms of any Employee Plan that is not in writing), including all amendments thereto and all related trust documents and other funding arrangements, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan, (iii) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Employee Plan, (v) all material written Contracts relating to each Employee Plan to the extent currently effective, including administrative service agreements and group insurance contracts, (vi) the most recent determination, advisory or opinion letter from the IRS relating to each Employee Plan, if any, (vii) non-routine correspondence within the past three years to or from any Governmental Authority relating to any Employee Plan, (viii) the non-discrimination and other required compliance testing completed for the most recent plan year, and (ix) all material records, notices and filings concerning IRS or United States Department of Labor audits or investigations.
(c)   Except as set forth in Section 3.20(c) of the Company Disclosure Schedule, no Employee Plan is, and neither any Acquired Company nor any of its ERISA Affiliates (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any Liability or obligation (whether fixed or contingent) with respect to (i) any pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or 430 of the Code, (ii) any multiemployer plan, as defined in Section 3(37) of ERISA, (iii) any multiple employer plan, as defined in Section 413(c) of the Code or (iv) any multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. No Acquired Company or any ERISA Affiliate has any Liability under Title IV of ERISA.
(d)   Each Acquired Company has, in all material respects, performed all obligations required to be performed by such Acquired Company under each Employee Plan, is not in default or violation of, and such Acquired Company has no Knowledge of any default or violation by any other party to, any Employee Plan. Each Employee Plan has been established, funded, operated and maintained in accordance with its terms and in compliance in all material respects with Applicable Law, including ERISA, the Code (including, without limitation, Section 4980B of the Code), the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the Patient Protection and Affordable Care Act of 2010. Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion or advisory letter, if applicable), or has pending or has time remaining in which to file, an application for such determination from the IRS and, to the Knowledge of the Company, there is no reason any such determination letter could be revoked, not issued or not be reissued. With respect to each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code, no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. No events have occurred with respect to any Employee Plan that could result in material payment by or Liability of any Acquired Company of any excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. With respect to each Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of an Employee Plan in connection with which any Acquired Company or any Employee Plan fiduciary could reasonably be expected to incur a Liability have occurred and (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred. No filing has been made in respect of any Employee Plans under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.
(e)   Except as set forth in Section 3.20(e) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Merger and the other Transactions will

(either alone or together with any other event, including a subsequent termination of employment or service) entitle any current or former Service Provider to (i) any acceleration of the time of payment or vesting of any equity award, compensation or benefit, (ii) any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iii) any increase in any compensation or benefits payable under to any current or former Service Provider, whether under an Employee Plan or otherwise.
(f)   Neither any Acquired Company nor any of its ERISA Affiliates has any current or projected Liability in respect of or has any obligation to provide (under an Employee Plan or otherwise) post-employment or post-retirement health, medical or life insurance benefits for retired, former or current Service Providers, except as required to avoid excise tax under Section 4980B of the Code or similar state law or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs.
(g)   Except as set forth in Section 3.20(g) of the Company Disclosure Schedule, neither any Acquired Company nor any of its ERISA Affiliates has ever maintained, established, sponsored, participated in or contributed to, and no Employee Plan is, a self-insured plan that provides medical, dental or any other similar employee benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies). To the extent any Acquired Company or any of its ERISA Affiliates provides self-insured medical, dental or any other similar employee benefits, all such benefits are covered by a stop-loss policy. The obligations of all Employee Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Employee Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.
(h)   All contributions, premiums and payments related to each Employee Plan have been timely discharged and paid in full or, to the extent not yet due, properly reflected as a Liability on the Specified Balance Sheet in accordance with the terms of the applicable Employee Plan and GAAP. All contributions due from any Acquired Company with respect to any Employee Plan that is intended to be qualified under Section 401(a) of the Code have been timely made. No Acquired Company has, or will have as a result of the Transactions contemplated by the Agreement, any liability in respect of Seller Incentive Units or Seller Restricted Common Units.
(i)   There is no Proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Employee Plan (other than routine claims for benefits). No Acquired Company (with respect to any Employee Plan), and no Employee Plan or any fiduciary thereof is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.
(j)   No Employee Plan is a Foreign Plan.
Section 3.21   Labor and Employment Matters.
(a)   The Company has provided a true and complete list of all employees of the Acquired Companies as of the date set forth therein (which shall be a date no more than ten (10) days prior to the date of this Agreement), including their names, titles or positions, employing entity, hire dates, service recognition dates, annual base salary or hourly wage rate, as applicable, target bonus opportunity, if applicable, principal work location, leave status, classification by the Company as exempt or non-exempt from the application of state and federal wage and hour laws applicable to employees, and indicating whether any employee is on a work visa. The services provided by each such employee are terminable at the will of the applicable Acquired Company without the incurrence of any Liability other than any payments as required by Applicable Law in connection with the termination of an individual’s employment. No Service Provider has informed any Acquired Company (whether orally or in writing) of any plan to terminate employment with or services for the applicable Acquired Company, and, to the Knowledge of the Company, no such Person or Persons has any plans to terminate employment with or services for the applicable Acquired Company. The Acquired Companies do not engage any leased employees, temporary employees, contract labor employees, or other service providers through any staffing, leasing, or outsourced labor supplier.

(b)   Except as would not result in material liability for any Acquired Company, each current or former Service Provider that has been characterized as a consultant or independent contractor and not as an employee in the past three (3) years has been properly characterized as such.
(c)   No Acquired Company is or has at any time been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract with a labor union, works council or similar organization. No Acquired Company has experienced any strike, slowdown, work stoppage, picketing, lockouts or other organized work interruption with respect to any employees during the past three years, nor, to the Knowledge of the Company, are any such strikes, slowdowns, work stoppages, picketings, lockouts or other organized work interruptions threatened. There are no labor unions or other organizations representing, purporting to represent and, to the Knowledge of the Company, no union organization campaign is in progress with respect to, any employees of the Acquired Companies. There is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice charge or complaint or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Acquired Companies, before the National Labor Relations Board or any other Governmental Authority. There are no material grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of the Company, threatened by or on behalf of any current or former Service Provider of any Acquired Company.
(d)   Each Acquired Company is in compliance in all material respects with all Applicable Laws regarding employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and classification of employees as exempt and or non-exempt), employee safety and health, immigration status, wages and hours (including payment of minimum wage and overtime) or any other labor or employment related matters, and in each case, with respect to current and former Service Providers (i) is not liable in any material amount for any arrears of wages or payments for services, severance pay, other amounts required to be reimbursed or otherwise paid or any Taxes or any penalty for failure to comply with a of the foregoing and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (in each case, other than routine payments to be made in the normal course of business and consistent with past practice). The Acquired Companies maintain Form I-9s with respect to each of their former and current employees to the extent required by Applicable Laws concerning immigration and employment eligibility verification obligations. The Acquired Companies are not party to or otherwise bound by any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.
(e)   To the Knowledge of the Company, no Service Provider of any Acquired Company is in violation of any term of any employment agreement, noncompetition agreement, or any restrictive covenant to any Acquired Company or any former employer relating to the right of any such Service Provider to be employed or engaged by any Acquired Company because of the nature of the business conducted or presently proposed to be conducted by such Acquired Company or to the use of trade secrets or proprietary information of others.
(f)   Each Acquired Company is in compliance in all material respects with the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), or any similar Applicable Law. Since January 1, 2022, (i) no Acquired Company has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Acquired Company, (iii) no Acquired Company has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Applicable Law, and (iv) no such “plant closing” or “mass layoff” is contemplated, planned, or announced.
(g)   Except as set forth in Section 3.21(g) to the Company Disclosure Schedule, there has not been since January 1, 2022, nor are there currently, any Proceedings or internal investigations or inquiries conducted by any Acquired Company, any of their respective Boards of Directors or any committee thereof (or any Person at the request of any of the foregoing) concerning any act or allegation of or relating to fraudulent or illegal conduct or activity, sexual or other discrimination, harassment or misconduct, relating to any whistleblower laws or activities, or breach of any policy of any Acquired Company relating to the foregoing, with respect to any current or former Service Provider of any Acquired Company, nor has there been any settlements or similar out-of-court or pre-litigation arrangement relating to any such matters, nor to the Company’s Knowledge has any such Proceeding, investigation, settlement or other arrangement been threatened.
(h)   Except as set forth in Section 3.21(h) of the Company Disclosure Schedule, since January 1, 2022, each Acquired Company has investigated all allegations of sexual or other harassment of which it had knowledge and has taken such action as required by Applicable Law with respect to such allegations determined by the Acquired Company to have merit. To the Company’s Knowledge, no such allegation of sexual or other harassment would reasonably be expected to result in any material loss to the Acquired Companies.
Section 3.22   Environmental Matters.
(a)   Except as would not reasonably be expected to be, individually or in the aggregate, material to any Acquired Company, taken as a whole:
(i)   no unresolved written notice, notification, demand, request for information, citation, summons, complaint or Order has been received, no unresolved complaint has been filed, and no Proceeding is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to any Acquired Company and arising out of any Environmental Law;
(ii)   Each Acquired Company is, and has at all times since January 1, 2022 been, in material compliance with all Environmental Laws and all Environmental Permits; and
(iii)   there are no Liabilities of any Acquired Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance.
(b)   The Acquired Companies have delivered or otherwise made available for inspection to Parent copies of any material environmental reports, studies, or analyses in the possession of any Acquired Company, pertaining to Hazardous Substances in, on, beneath or adjacent to any property currently owned, operated or leased by any Acquired Company.
Section 3.23   Affiliate Transactions.   Except as set forth in Section 3.23 of the Company Disclosure Schedule, no director, officer, Key Employee, Affiliate (which for purposes of this Section 3.23 shall include any equityholder of Seller or the Company that owns more than 5% of the equity interests of Seller or the Company) or “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Acquired Company or the Key Seller Member (each of the foregoing, a “Related Person”), other than in its capacity as a director, manager, officer or employee of any Acquired Company (a) has entered into any Contract involving any Acquired Company that remains in effect, (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any property or right, tangible or intangible, that is used by any Acquired Company or otherwise related to the business of any Acquired Company other than equity interests in Seller, (c) has any claim or right against any Acquired Company (other than rights to receive compensation for services performed as a director, officer or employee of an Acquired Company and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), except in connection with indemnification rights pursuant to contractual agreements or Applicable Law, (d) owes any money to any Acquired Company or is owed money from any Acquired Company (other than amounts owed for compensation or reimbursement pursuant to clause (c) above, or otherwise in the ordinary course) or (e) provides services to any Acquired Company (other than services performed as a director, officer or employee of an Acquired Company) or is dependent on services or resources provided by an Acquired Company.
Section 3.24   Programs and Suppliers.
(a)   Section 3.24(a) of the Company Disclosure Schedule sets forth a complete and correct list of the top twenty (20) programs of the Acquired Companies (collectively, “Material Programs” and such contractual counterparties to such Material Programs “Material Customers”) measured by dollar amount of consolidated revenues earned by the Acquired Companies for the twelve (12) month period ending on the Specified Balance Sheet Date, and the revenues generated from each such Material Programs during such period.
(b)   Section 3.24(b) of the Company Disclosure Schedule sets forth a complete and correct list of the top twenty (20) suppliers, vendors, service providers and other similar business relations of the Acquired Companies (collectively, the “Material Suppliers”) based on expenses to the business of the Acquired Companies for the twenty-four (24) month period ending on the Specified Balance Sheet Date and the amount of expenses attributable to each such Material Supplier during such period.
(c)   No Acquired Company has received any written notice or, to the Knowledge of the company, any other communication in writing or otherwise (i) that any of the Material Customers or Material Suppliers intends to terminate or adversely modify their arrangements with the Acquired Companies, or intends to reduce the volume of business transacted, or (ii) of any material price increases in any of the Acquired Companies’ inputs or material price or volume decreases in any of the Acquired Companies’ outputs. Since the Specified Balance Sheet Date, there has not been any termination of, or modification, amendment or change to, any business relationship maintained by the Company with any Material Customers or Material Suppliers. The Company has no outstanding disputes with any Material Customer or Material Supplier.
Section 3.25   Government Contracts.
(a)   During the past six years, no Acquired Company, nor any of their Principals (as defined in 48 C.F.R. § 2.101) nor, to the Knowledge of the Acquired Companies, any other current employees is or has been debarred or suspended or proposed for debarment or suspension.
(b)   During the past six years, there have been no pending nor, to the Knowledge of the Acquired Companies, threatened, audits or investigation of any Acquired Company by a Governmental Authority arising under or relating to a Company Government Contract or Company Government Bid to which such Acquired Company is a party (except for audits conducted in the ordinary course that are not reasonably expected to result in any material liability).
(c)   To the Knowledge of the Acquired Companies, each Company Government Contract was legally awarded. No Company Government Contract or Company Government Bid is the subject of bid or award protest proceedings.
(d)   Except as set forth in Section 3.25(d) of the Company Disclosure Schedule, for the past six years:
(i)   no Acquired Company has received a written quality or performance evaluation with an adverse finding relating to any Company Government Contract to which an Acquired Company is a party that would reasonably be expected to have an adverse effect;
(ii)   the Acquired Companies have been in compliance in all material respect with the terms and conditions of each Company Government Contract and Company Government Bid, including those incorporated therein by reference or operation of law;
(iii)   all material representations and certifications made by an Acquired Company with respect to a Company Government Contract or Company Government Bid have been accurate and complete as of their effective date;
(iv)   no Governmental Authority has notified any Acquired Company in writing of any actual or alleged violation or breach of any Applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract or Company Government Bid that, in each case, remains unresolved;
(v)   no Acquired Company has, with respect to any Company Government Contract or Company Government Bid, received any written notice of a failure to comply with the requirements of any organizational conflict of interest requirement of plan;

(vi)   no Acquired Company has submitted to any Governmental Authority any inaccurate, untruthful or misleading certified cost or pricing data, and each Acquired Company’s cost accounting and procurement systems and practices have been in material compliance with all Applicable Laws;
(vii)   no costs incurred by any Acquired Company in excess of $1,000,000 have been formally disallowed as a result of a written finding or determination by a Governmental Authority, and no Governmental Authority has withheld or setoff or attempted to withhold or setoff, an amount in excess of $1,000,000 otherwise due or payable to any Acquired Company under any Company Government Contract; and
(viii)   no Acquired Company has (A) received a cure notice, show cause notice, stop work order or deficiency notice relating to any Company Government Contract to which any Acquired Company is a party; or (B) made, nor been required to make, any disclosure with respect to any violation of law or regulation, irregularity, misstatement, omission, or significant overpayment involving a Company Government Contract or Company Government Bid which, in each case, remains unresolved.
The Acquired Companies possess all facility security clearances (“FCL”) and national industrial security authorizations, and each Acquired Companies’ employees possesses all personnel-specific security clearance approvals, required to perform the Company Government Contracts. Each Acquired Company is, and has been for the past three years, in compliance in all material respects with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual (“NISPOM”) (32 C.F.R. Part 117) and have held during this time at least a “Satisfactory” or “in compliance” rating from the relevant CSA. There is no proposed or, to the Knowledge of the Acquired Companies, threatened termination or revocation of any facility security clearance, national security authorization or personnel security clearance or any existing condition, situation or set of circumstances that could reasonably be expected to result in the termination or revocation of any facility security clearance, national security authorization or personnel security clearance.
Section 3.26   Product Liability and Warranty.
(a)   None of the Acquired Companies has any undischarged liability with respect to any product designed, manufactured or sold by any of the Acquired Companies arising out of (a) any injury to individuals or property proximately caused by such product, (b) any defect in design or manufacture of such product, (c) any failure to warn in compliance with Applicable Law with respect to such product or (d) any recall or post-sale warning of such product, in each case, as would not reasonably be expected to be material to the Acquired Companies, taken as a whole. To the Knowledge of the Acquired Companies, there are, and have been, no defects in design, manufacturing, materials or workmanship (including any failure to warn) or any breach of product warranties, which involve any product manufactured, shipped, sold or delivered by or on behalf of the Acquired Companies as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.
(b)   Section 3.26(b) of the Company Disclosure Schedule includes copies of the standard terms and conditions of sale for the products of the Acquired Companies. The products of the Acquired Companies comply in all material respects with each applicable warranty or other contractual commitment relating to the use, functionality, or performance of such product or any product or system containing or used in conjunction with such product. Except as would not reasonably be expected to have, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, since January 1, 2022 there have been no product warranty claims received by the Acquired Companies. There are no material technical problems or concerns associated with any products and services under development by any of the Acquired Companies that have not been made commercially available that may materially affect the performance of such products or services. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, all products of the Acquired Companies may be manufactured in accordance with their specifications in substantially the same manner as currently conducted in the business of the Acquired Companies.

Section 3.27   Books and Records.   The minute books of the Company are complete and up-to-date in all material respects, and have been maintained in accordance with reasonable business practice and Applicable Law. The minutes of the Company contain correct and complete records, in all material respects, of all actions taken, and summaries of all meetings held, by the respective members and the board of managers of the Company (and any committees thereof). The Acquired Companies have made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records (including for the avoidance of doubt, Tax Returns and any other information and documents relating to Tax matters) and related work papers and other books and records of the Company and its Subsidiaries (collectively, the “Books and Records”) that are complete and accurate in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records of the Company and each of its Subsidiaries will be in the possession of the Company.
Section 3.28   Bank Accounts
Section 3.28 of the Company Disclosure Schedule sets forth the names of all banks, trust companies, savings and loan associations and other financial institutions at which the Acquired Companies maintain any deposit or checking account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the numbers of all such accounts or boxes and the names of all persons authorized to draw thereon or make withdrawals therefrom or having signatory power or access thereto.
Section 3.29   Takeover Statutes.   The Company Board of Managers has taken all actions necessary so that the restrictions on take-over bids, equity acquisitions, business combinations and security holder vote and any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other similar anti-takeover laws or regulations that are or may purport to be applicable (“Takeover Statutes”) will not apply with respect to or as a result of the Merger or the other Transactions.
Section 3.30   Information Supplied.   None of the information supplied or to be supplied by the Acquired Companies for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Stock and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Acquired Companies to such portions thereof that relate expressly to Parent or Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).
Section 3.31   Finders’ Fees.   Except as set forth on Schedule 3.31 to the Company Disclosure Schedule and for J.P. Morgan Securities LLC (the “Company Financial Advisor”), a copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of any Acquired Company who may be entitled to any fee or commission from any Acquired Company or any of its Affiliates in connection with any of the Transactions.
Section 3.32   Reorganization.   No Acquired Company has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, nor is any Acquired Company aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.33   Exclusivity of Representations; Non-Reliance.   Except for the representations and warranties set forth in Article 5 and in any certificates, instrument or other deliverable required pursuant to this Agreement, the Acquired Companies acknowledge and agree that (a) neither Parent nor Merger Sub nor any other Person on behalf of either of them has made or is making any express or implied representation or warranty with respect to Parent or Merger Sub or any of their Affiliates or any of their respective businesses, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to the Acquired Companies or any of their Affiliates or Representatives and (b) any such other representations or warranties are expressly disclaimed by Parent and Merger Sub, and neither the Acquired Companies nor any Person on their behalf is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made, including the accuracy and completeness thereof. Neither Parent nor Merger Sub makes any representation or warranty with respect to, nor shall Parent or Merger Sub have any liability relating to, (i) any projections, estimates or budgets delivered to or made available to the Acquired Companies of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or the future business, development and regulatory progress and operations of Parent or its products or services, (ii) any other information or documents made available to the Company or its counsel, accountants or advisors with respect to Parent, or any of its businesses, assets, liabilities or operations (including in any data rooms, virtual data rooms, management presentations or in any other form in expectation or, or in connection with, the Transactions), except as expressly set forth in Article 5, or (iii) the completeness of any information regarding Parent furnished or made available to the Company or its representatives.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF SELLER
Subject to Section 1.02(k), except as set forth in the Seller Disclosure Schedule, Seller hereby represents and warrants to Parent and Merger Sub:
Section 4.01   Corporate Existence and Power.
(a)   Seller is a company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all necessary company powers and all authority to carry on its business as now conducted.
(b)   Seller has made available to Parent accurate and complete copies of the Seller LLCA, including all amendments thereto, in effect as of the date hereof. There has not been any material violation of any of the provisions of the Seller LLCA, including all amendments thereto, and Seller has not taken any action that is inconsistent with any resolution adopted by the Seller Members, Seller, the Seller Board of Managers or any committee thereof.
Section 4.02   Corporate Authorization.
(a)   Seller has all necessary right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on the part of Seller and the Seller Board of Managers. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by the other Parties to this Agreement, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)   The Seller Board of Managers has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Seller Members, (ii) approved and adopted this Agreement and the Transactions, including the Seller Liquidation and the Seller Distribution, (iii) irrevocably delegated the power to approve and adopt this Agreement (in its capacity as sole member of the Company) to a vote of the Seller Members in accordance with Section 3.8 of the Seller LLCA, and (d) adopted a resolution directing that the approval and adoption of this Agreement be submitted to the Seller Members for consideration and recommending that such members approve and adopt this Agreement, including the Seller Liquidation and the Seller Distribution (the “Seller Board Recommendation”).
(c)   The approval of the Seller Members in accordance with Section 3.8 of the Seller LLCA is the only vote of the holders of any class or series of equity interests of Seller necessary to adopt this

Agreement and thereby approve the Merger and the other Transactions. The Seller Board Recommendation and the Requisite Seller Member Approval are the only limited liability company approvals required for Seller to adopt this Agreement and approve the Merger and the other Transactions, including the Seller Liquidation and the Seller Distribution.
Section 4.03   Governmental Authorization.   The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the notification filing to be made under the HSR Act and the expiration or termination of the waiting period thereunder, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, (d) any other Required Regulatory Approvals and (e) any other action or filing, the failure of which to be taken, made or obtained would not reasonably be expected to, individually or in the aggregate, be material to Seller.
Section 4.04   Non-contravention.   The execution, delivery and performance by Seller of this Agreement and the consummation of the Merger and the other Transactions do not and will not (a) contravene, conflict with, or result in any material violation or breach of any provision of the Seller LLCA, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, result in a breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would result in a breach of, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Seller is entitled under any provision of any Contract binding upon Seller, or under which any of the assets of Seller is bound or affected, or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets of Seller or (d) result in the creation or imposition of any Lien on any asset of Seller, except with respect to clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, be material to Seller.
Section 4.05   Capitalization.
(a)   The authorized equity interests of Seller consist of an unlimited number of Seller Common Units, Preferred A Equity, Preferred B Equity, Preferred C Equity, Seller Restricted Common Units and Seller Incentive Units. As of November 15, 2024, (i) 5,546,564 Seller Common Units were issued and outstanding, (ii) 375,972 membership units of Preferred A Equity were issued and outstanding, (iii) no membership units of Preferred B Equity were issued and outstanding, (iv) no membership units of Preferred C Equity were issued and outstanding, (v) 26,664 Seller Restricted Common Units were issued and outstanding, and (vi) 582,798 Seller Incentive Units were issued and outstanding (with any Seller Incentive Units subject to performance-based vesting reflected assuming maximum achievement of all applicable performance metrics and conditions) (all of which were granted pursuant to the 2019 Management Incentive Plan). All outstanding Seller Units are duly authorized and have been issued in accordance with the Seller LLCA, the 2019 Management Incentive Plan and the Seller Equity Acquisition Program (if applicable).
(b)   Seller has made available to Parent (i) a true and complete list, as of the date hereof, of all outstanding awards of Seller Incentive Units as of the date hereof, setting forth the name of the holder, the date of grant, and vesting schedule, and (ii) a true and complete list, as of the date hereof, of all outstanding Seller Common Units issued to a current or former Service Provider, setting forth the name of the holder, the date of grant, and the vesting schedule. Each Seller Incentive Unit qualified as a “profits interest” under IRS Revenue Procedures 93-27 and 2001-43 as of the date of issuance. Each Seller Incentive Unit was granted with a “Distribution Threshold” (as defined in the Seller LLCA) such that the holder of the Seller Incentive Unit would not, with respect to such Seller Incentive Unit, receive a share of the proceeds if, immediately after the grant of such Seller Incentive Unit, the Seller’s assets were sold at fair market value and the proceeds were distributed in complete liquidation of Seller in accordance with the Seller LLCA. Each current or former Service Provider that was issued Seller Restricted Common Units or Seller Incentive Units, as applicable, within the two-year period ending on the date hereof has made a timely and valid election under Section 83(b) of the Code with respect thereto, copies of which have been made available to Parent. Seller has made available to Parent true and complete forms of award agreement used to evidence the issuance of outstanding Seller Incentive Units and Seller Restricted Common Units, and no outstanding award of Seller Incentive Units or Seller Restricted Common Units materially deviates from the forms provided to Parent.
(c)   Except for the Seller Units, as of the date hereof, there are no outstanding (i) equity interests or voting securities of Seller, (ii) securities of Seller convertible into or exchangeable for equity interest or voting securities of Seller or (iii) options or other rights to acquire from Seller, or other obligation of Seller to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or voting securities of Seller (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Seller Securities”).
(d)   There are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the equity interests of Seller to which Seller is a party, or by which it is bound, obligating Seller to repurchase, redeem or otherwise acquire any issued and outstanding equity interests of Seller, (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Seller and (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which Seller is a party with respect to the governance of Seller or the voting or transfer of any equity interests of Seller.
(e)   All outstanding Seller Units have been issued and granted in compliance with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts and Employee Plans.
(f)   As of the Effective Time, the Distribution Spreadsheet will be accurate and complete in all material respects and will accurately reflect the allocation of Aggregate Closing Consideration in accordance with Applicable Law, the Company LLCA and Seller LLCA in all material respects.
(g)   No person or group, as such terms are defined in Section 3(a)(9) of the Exchange Act and used in Section 13(d) or Section 14(d) of the Exchange Act, that was a Seller Member together with any of its controlled Affiliates prior to or on the Effective Time, shall be or become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 29.9% of the outstanding voting power of Parent immediately following the Effective Time or immediately following the completion of the Seller Liquidation and Seller Distribution.
Section 4.06   Ownership of Company.   Seller is the sole member of the Company and owns all issued and outstanding Company Units.
Section 4.07   Litigation.
(a)   There is no pending Proceeding and, to the Knowledge of Seller, since January 1, 2022, no Person has threatened to commence any Proceeding: (i) against Seller or any of the assets owned by Seller; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions; or (iii) against Seller by or on behalf of any current or former Service Provider. As of the date hereof, to the Knowledge of Seller, no event has occurred, and no claim or dispute exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any Proceeding that is of a type described in the preceding sentence. Seller has submitted each pending or threatened Proceeding for which there is insurance coverage to its applicable insurance carrier. No former direct or indirect holder of any equity interests of Seller has any Proceeding against Seller that remains unresolved.
(b)   (i) There is no Order to which Seller, or any of the assets owned or used by Seller, is subject or which restricts in any respect the ability of Seller to conduct its business and (ii) to the Knowledge of Seller, no officer of Seller is subject to any Order that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Seller.
Section 4.08   Service Providers.   Seller has no employees. Except with respect to Seller Units held by any current or former Service Provider, Seller has no liabilities or obligations, contingent or otherwise, to any current or former Service Provider. Other than the Seller 2019 Management Incentive Plan, there is no Employee Plan maintained, sponsored or contributed to (or required to be contributed to) by Seller. Seller has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts (whether in the form of cash or property) paid, issued, provided or owing to any current or former Service Provider.
Section 4.09   Affiliate Transactions.   Except as set forth in Section 4.09 of the Seller Disclosure Schedule, no Related Person other than in its capacity as a director, manager, officer or employee of Seller (a) has entered into any Contract involving Seller that remains in effect, (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any property or right, tangible or intangible, that is used by Seller or otherwise related to the business of Seller, other than Seller Units described in Section 4.05(a) above, (c) has any claim or right against Seller (other than rights to receive compensation for services performed as a director, officer or employee of Seller and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), except in connection with indemnification rights pursuant to contractual agreement or Applicable Law, (d) owes any money to Seller or is owed money from Seller (other than amounts owed for compensation or reimbursement pursuant to clause (c) above, or otherwise in the ordinary course), (e) provides services to Seller (other than services performed as a director, officer or employee of Seller) or is dependent on services or resources provided by Seller.
Section 4.10   Information Supplied.   None of the information supplied or to be supplied by Seller for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Stock and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Seller to such portions thereof that relate expressly to Parent or Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).
Section 4.11   Finders’ Fees.   Except for the Company Financial Advisor, a copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Seller who may be entitled to any fee or commission from Seller or any of its Affiliates in connection with any of the Transactions.
Section 4.12   Reorganization.   Seller has not taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, nor is Seller aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.13   Exclusivity of Representations; Non-Reliance.   Except for the representations and warranties set forth in Article 5 and in any certificates, instrument or other deliverable required pursuant to this Agreement, Seller acknowledges and agrees that (a) neither Parent nor Merger Sub nor any other Person on behalf of either of them has made or is making any express or implied representation or warranty with respect to Parent or Merger Sub or any of their Affiliates or any of their respective businesses, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to Seller or any of its Affiliates or Representatives and (b) any such other representations or warranties are expressly disclaimed by Parent and Merger Sub, and neither Seller nor any Person on their behalf is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made, including the accuracy and completeness thereof. Neither Parent nor Merger Sub makes any representation or warranty with respect to, nor shall Parent have any liability relating to, (i) any projections, estimates or budgets delivered to or made available to Seller of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or the future business, development and regulatory progress and operations of Parent or its products or services, (ii) any other information or documents made available to Seller or its counsel, accountants or advisors with respect to Parent, or any of its businesses, assets, liabilities or operations (including in any data rooms, virtual data rooms, management presentations or in any other form in expectation or, or in connection with, the Transactions), except as expressly set forth in Article 5, or (iii) the completeness of any information regarding Parent furnished or made available to Seller or its representatives.
ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 1.02(k), except (i) as set forth in the Parent Disclosure Schedule or (ii) as disclosed in the Parent SEC Documents filed with the SEC on or after January 1, 2021 and at least two (2) Business Days prior to the date hereof (but excluding any disclosure included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company and Seller that:
Section 5.01   Corporate Existence and Power.
(a)   Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by Parent or Merger Sub to be so qualified or in good standing, would not reasonably be expected to have a Parent Material Adverse Effect.
(b)   Parent and Merger Sub have made available to the Company and Seller accurate and complete copies of their respective organizational documents, including all amendments thereto, each in effect as of the date hereof.
Section 5.02   Corporate Authorization.
(a)   Each of Parent and Merger Sub has all necessary power and authority to enter into and, subject to receipt of the Required Parent Stockholder Vote, to perform its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)   The Parent Board of Directors has unanimously (a) declared this Agreement and the Transactions, including the Parent Share Issuance, advisable, fair to and in the best interests of Parent and its stockholders, (b) approved and adopted this Agreement in accordance with Applicable Law, including the Parent Share Issuance and (c) adopted a resolution directing that the Parent Share Issuance be submitted to Parent’s stockholders for consideration and recommending that such stockholders approve the Parent Share Issuance.
(c)   The managing member of Merger Sub has unanimously (a) declared this Agreement and the Transactions, advisable, fair to and in the best interests of Merger Sub and the sole member of Merger Sub and (b) approved and adopted this Agreement in accordance with Applicable Law.
Section 5.03   Governmental Authorization.   Except for any action or filing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware, (b) the notification filing to be made under the HSR Act and the expiration or termination of the waiting period thereunder, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Parent Stock issuable in the Merger, (d) the Required Parent Stockholder Vote, (e) any other Required Regulatory Approvals and (f) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Parent and Merger Sub to consummate the Transactions.

Section 5.04   Non-contravention.   Except for any action or filing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (a) contravene, conflict with, or result in any material violation or material breach of any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation and bylaws (or equivalent organizational documents) of Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any material Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, result in a breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would result in a breach of, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract binding upon Parent or Merger Sub, or under which any of the assets of Parent or Merger Sub is bound or affected, or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent or Merger Sub or (d) result in the creation or imposition of any Lien on any asset of Parent or Merger, except with respect to clauses (b), (c) and (d), for such other consents, notices, filings, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
Section 5.05   Capitalization.
(a)   The authorized capital stock of Parent consists of 100,000,000 shares of Parent Stock and 10,000,000 shares of preferred stock, $0.0001 par value per share (the “Parent Preferred Stock”). As of the close of business on November 15, 2024, (A) 28,204,366 shares of Parent Stock were issued and outstanding (for the avoidance of doubt, excluding shares of Parent Stock held by Parent in its treasury), (B) no shares of Parent Stock were held by Parent in its treasury, (C) no shares of Parent Preferred Stock were issued and outstanding, (D) 50,000 shares of Parent Stock were subject to issuance pursuant to Parent Options, (E) 3,178 shares of Parent Stock were subject to issuance pursuant to Parent RSU Awards, (F) 159,160 shares of Parent Stock were subject to issuance pursuant to Parent PSU Awards (assuming satisfaction of any performance vesting conditions at target levels) and (G) 1,000,000 shares of Parent Stock were reserved for future issuance pursuant to the Parent ESPP.
(b)   All outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, except for this Agreement and the outstanding Parent Equity Awards and shares issuable under the Parent Equity Plans and Parent ESPP, (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Parent, (2) any securities or interests of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Parent or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Parent or any of its Subsidiaries (including any subsidiary trust), or obligations of Parent or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Parent, and (B) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Parent.
(c)   Other than the Shareholder’s Agreement, Parent Equity Plans and the Parent ESPP and the Parent Equity Awards, there are no stockholder agreements or voting trusts or other agreements or understandings to which Parent is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Parent. Parent has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Parent are held by any Subsidiary of Parent. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
(d)   As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound.
Section 5.06   Parent SEC Documents; Financial Statements; Undisclosed Liabilities.
(a)   All statements, reports, schedules, forms and other documents required to have been filed, furnished or otherwise transmitted by Parent with the SEC since January 1, 2022 (the “Parent SEC Documents”) have been so filed on a timely basis. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, then on the date of such later filing), each of the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, each as in effect on the date so filed. None of the Parent SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or investigation. No subsidiary of Parent is required to file reports with the SEC pursuant to the requirements of the Exchange Act.
(b)   The consolidated financial statements (including all related notes and schedules) of Parent and its subsidiaries included in the Parent SEC Documents (the “Parent Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).
(c)   Except (A) as reflected or reserved against in Parent’s audited balance sheet as of April 30, 2024 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on June 27, 2024, and (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since April 30, 2024, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
(d)   Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets. Since January 1, 2022, none of Parent, Parent’ independent accountants, the Parent Board of Directors or its audit committee has received any oral or written notification of any (1) “significant deficiency” in the internal controls over financial reporting of Parent, (2) “material weakness” in the internal controls over financial reporting of Parent or (3) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.
(e)   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.
(f)   Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its subsidiaries in Parent’s or such subsidiary’s published financial statements or other Parent SEC Documents.
Section 5.07   Absence of Certain Changes or Events.
(a)   Since July 27, 2024, Parent and each of its Subsidiaries has conducted its respective business in all material respects in the ordinary course consistent with past practices.
(b)   Since January 1, 2024, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.08   Valid Issuance.   Subject to S-4 Effectiveness, the Required Parent Stockholder Vote and receipt of the Nasdaq Listing Approval, all shares of Parent Stock to be issued to Seller in connection with the Merger will be, when issued in accordance with the terms of this Agreement, (a) duly authorized, validly issued, and non-assessable and (b) issued in compliance with applicable securities laws.
Section 5.09   Vote Required.   The affirmative vote of a majority of the votes cast at the Parent Stockholder Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Share Issuance (the “Required Parent Stockholder Vote”). The Required Parent Stockholder Vote is the only vote of holders of any class or series of Parent’s capital stock necessary to approve the Transactions.
Section 5.10   Material Contracts.   (a) Except for this Agreement, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), excluding any Parent Employee Plan, (ii) any contract relating to indebtedness for borrowed money in excess of $10,000,000, (iii) any contract with any of the ten (10) largest (measured by revenue) customers of Parent for the fiscal year ended April 30, 2024 or (iv) any non-competition agreement or other agreement that limits the manner in which the businesses of Parent and its Subsidiaries is or would be conducted, in each case that (A) is outside the ordinary course of business consistent with past practice and (B) would, after giving effect to the Merger, materially impact the businesses and activities of Parent and its Subsidiaries, taken as a whole (all contracts of the types described in clauses (i) through (iv), collectively, the “Parent Material Contracts”). (b) Each Parent Material Contract is a valid and binding agreement of Parent or its Subsidiary party thereto and is in full force and effect, (x) Parent and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it under each of the Parent Material Contracts to which it is a party, (y) neither Parent nor any of its Subsidiaries is, and, to the Knowledge of Parent, no other party thereto is, in default or breach in any material respect under the terms of any Parent Material Contract, and, to the Knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to (i) result in a violation or breach of any of the provisions of any Parent Material Contract, or (ii) give any Person the right to cancel, terminate or modify any Parent Material Contract and (z) neither Parent nor any of its Subsidiaries has received any written notice regarding violation or breach of, or default under, or the cancellation of termination of any Parent Material Contract and neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other party currently contemplates any termination, material amendment or material change to any Parent Material Contract.

Section 5.11   Litigation.   As of the date of this Agreement, there is no pending Proceeding against Parent and Merger Sub or any of their respective Subsidiaries that would reasonably be expected to materially impair or delay Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement or consummate any of the Transactions. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries is subject to any Order or is in breach or violation of any Order, except as would not reasonably be expected to materially impair or delay Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement or consummate any of the Transactions.
Section 5.12   Real Property.   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Parent Liens, (ii) there are no existing (or, to the Knowledge of Parent, threatened in writing) condemnation proceedings with respect to any such real property and (iii) with respect to all such leased real property, Parent and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Parent nor any of its Subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.
Section 5.13   Intellectual Property.
(a)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all Parent IP is subsisting and all Registered IP which Parent owns or purports to own as of the date of this Agreement (whether exclusively, jointly with another Person, or otherwise) (“Parent Registered IP”) is valid and enforceable. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all filings, payments and other actions required to be made or taken to obtain, perfect or maintain in full force and effect each item of Parent Registered IP have been made or taken by the applicable deadline and otherwise in accordance with all Applicable Laws, except in the case of Parent Registered IP that Parent has elected to abandon or allow to lapse in the exercise of its reasonable business judgement. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, other than Parent Registered IP that Parent has elected to abandon or allow to lapse in the exercise of its reasonable business judgement, no application for, or registration with respect to, any Parent Registered IP has been abandoned, allowed to lapse, or rejected in a manner that does not allow for an appeal.
(b)   Except as set forth on Section 5.13(b) of the Parent Disclosure Schedule, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, no interference, opposition, reissue, reexamination, or other Proceeding of any nature is, or since January 1, 2022 has been, pending or, to the Knowledge of Parent, threatened in which the scope, validity, or enforceability of any Parent IP is being, has been, or could reasonably be expected to be contested or challenged and there is no basis for a claim that any Parent IP is invalid or unenforceable.
(c)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, except as set forth on Section 5.13(c) of the Parent Disclosure Schedule, (i) Parent is not bound by, and no Parent IP is subject to, any Contract with any Person party containing any covenant restricting the ability of Parent to use, assert, enforce, or otherwise exploit any material Parent IP with or against any other Person; and (ii) Parent has not transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Parent IP, or any Technology or Intellectual Property Rights licensed to Parent, to any Person.
(d)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent exclusively owns all right, title, and interest to and in the material Parent IP, free and clear of any Liens (other than Permitted Parent Liens). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent has the exclusive right to bring a claim or suit against any third party for infringement or misappropriation of any Parent IP.
(e)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Person who is or was an employee, officer, director or contractor of Parent and who is or was engaged by Parent to design, create or otherwise develop any Technology or Intellectual Property Rights for Parent has signed a valid and enforceable agreement containing an irrevocable assignment to the Parent of (or has assigned by operation of Applicable Law) such Technology and Intellectual Property Rights and confidentiality provisions protecting such Parent IP.
(f)   To the Knowledge of the Parent, no Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Parent IP.
(g)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent has not infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Intellectual Property Right of any other Person. No infringement, misappropriation, violation or similar claim or Proceeding is pending or, to the Knowledge of Parent, threatened against Parent or against any Person who may be entitled to be indemnified or reimbursed by Parent with respect to such claim or Proceeding. Parent has not received any written notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person in any material respect.
(h)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent has taken reasonable steps designed to protect and preserve the confidentiality of all of its confidential or non-public information and trade secrets (collectively, “Parent Confidential Information”).
(i)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the Transactions or agreements contemplated by this Agreement, will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on (other than Permitted Parent Liens), any Parent IP, (ii) a breach of, termination of, or acceleration or modification of any material right or obligation under any Contract listed or required to be listed in Section 5.10 of the Parent Disclosure Schedule, (iii) the release, disclosure, or delivery of any Parent IP by or to any escrow agent or other Person or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property Right, including any such grant, assignment or transfer by Parent or its Affiliates.
(j)   To the Knowledge of Parent, none of the Parent Products (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Parent Product or any product or system containing or used in conjunction with such Parent Product or (ii) fails to materially comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Parent Product or any product or system containing or used in conjunction with such Parent Product, in each case of (i) and (ii), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(k)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, no Software contained within any Parent Product (“Parent Software”) contains any Malicious Code.
(l)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent has been in compliance with the terms and conditions of applicable Open Source Software licenses. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Product or Parent IP is subject to any “copyleft” or other obligation or condition that (i) could require, or could condition the use or distribution of such Parent Product, Parent IP or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for a Parent Product, Parent IP or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Parent Products, Parent IP or portions thereof, (C) licensing or otherwise distributing or making available a Parent Product, Parent IP or any portion thereof for a nominal or otherwise limited fee or charge or (D) granting any Intellectual Property Rights to any licensee or other third party, or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of any Parent to use, license distribute or charge for any Parent Product or any Intellectual Property Rights therein, other than the applicable Open Source Software.
(m)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, at no time during the conception of or reduction to practice of any Parent IP was the Parent or any developer, inventor or other contributor to such Parent IP (i) operating under any grants from any Parent R&D Sponsor or (ii) performing (directly or indirectly) research sponsored by any Parent R&D Sponsor or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any Person, in each case, that could adversely affect Parent’s rights in Parent IP.
(n)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent has timely disclosed and elected title to all subject inventions (as defined in 35 U.S.C. § 201(e)), that comprise Parent IP, timely listed all technical data and computer software to be furnished with less than unlimited rights in any required assertions table, received express acceptance of any applicable customer commercial licensing terms, and included the proper and required restrictive legends on all copies of any material technical data, computer software, or computer software documentation delivered under any Parent Government Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all such markings and rights were properly asserted and justified under the Parent Government Contracts, and no Governmental Authority, prime contractor, or higher-tier subcontractor has challenged or, to the Knowledge of the Parent, has any basis for challenging, the markings and rights asserted by the Parent.
(o)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent is not, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Parent to grant or offer to any other Person any license or right to any Parent IP or to refrain from enforcing any material Parent IP.
Section 5.14   Tax Matters.   Except where it would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries has duly and timely (taking into account any applicable extensions) filed with the appropriate Tax authorities all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by all Parent and each of its Subsidiaries (whether or not shown on any Tax Returns) have been timely paid.
Section 5.15   Employees and Employee Benefit Plans.
(a)   For purposes of this Agreement, “Parent Employee Plans” shall mean: (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, consulting, termination, severance or similar Contract, plan, policy, program or arrangement, (iii) each other plan, policy, agreement, program or arrangement (written or oral) providing for compensation, benefits, bonuses, commission, profit-sharing, excess benefit, stock option, restricted stock, restricted stock unit or other stock- or equity-related rights, incentive or deferred compensation, vacation or paid-time-off benefits, insurance (including any self-insured arrangements), death, life, dental, vision, health or medical benefits, adoption, dependent or employee assistance, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, cafeteria, flex spending, tuition reimbursement, retention, transaction, change in control payments, savings, pension, post-employment, retirement or other welfare fringe benefits and (iv) each other employee compensation or benefit plan, program, policy, agreement, program, arrangement or commitment, in each case, which any current or former Parent Service Provider (or any spouse, beneficiary or dependent thereof) participates or receives compensation or benefits or which is sponsored, maintained, administered or contributed to by, or required to be contributed to by, the Parent or any ERISA Affiliate of the Parent, or with respect to which the Parent has any obligation or Liability (whether actual or contingent, direct or indirect).
(b)   No Parent Employee Plan is, and neither the Parent nor any of its ERISA Affiliates (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any Liability or obligation (whether fixed or contingent) with respect to (i) any pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or 430 of the Code, or (ii) any multiemployer plan, as defined in Section 3(37) of ERISA, (iii) any multiple employer plan, as defined in Section 413(c) of the Code or (iv) any multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. No Parent or any ERISA Affiliate has any Liability under Title IV of ERISA.
(c)   Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Plan has been established, funded, operated and maintained in all respects in accordance with its terms and in compliance with Applicable Law, including ERISA and the Code. Each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion or advisory letter, if applicable), or has pending or has time remaining in which to file, an application for such determination from the IRS and, to the Knowledge of the Parent, there is no reason any such determination letter could be revoked, not issued or not be reissued.
(d)   Each Parent Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Parent Employee Plan is, or to the knowledge of the Parent, will be, subject to the penalties of Section 409A(a)(1) of the Code.
(e)   Neither the Parent nor any of its ERISA Affiliates has any current or projected Liability in respect of or has any obligation to provide (under a Parent Employee Plan or otherwise) post-employment or post-retirement health, medical or life insurance benefits for retired, former or current Service Providers, except as required to avoid the excise tax under Section 4980B of the Code or similar state law or except for continuation of coverage through the end of the month in which termination from employment occurs or subsidized healthcare continuation coverage during any severance period under a Parent Employee Plan.
(f)   Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there is no Proceeding pending against or involving or, to the Knowledge of the Parent, threatened against or involving, any Parent Employee Plan (other than routine claims for benefits), and neither Parent nor any Subsidiary of Parent (with respect to any Parent Employee Plan), and no Parent Employee Plan or any fiduciary thereof is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Parent, threatened.
Section 5.16   Labor and Employment Matters.   Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract with a labor union, works council or similar organization, (ii) neither Parent nor any of its Subsidiaries has experienced any strike, slowdown, work stoppage, picketing, lockouts or other organized work interruption with respect to any employees during the past three years, nor, to the Knowledge of Parent, are any such strikes, slowdowns, work stoppages, picketings, lockouts or other organized work interruptions threatened; (iii) there are no labor unions or other organizations representing, purporting to represent and, to the Knowledge of Parent, no union organization campaign is in progress with respect to, any employees of Parent or its Subsidiaries; (iv) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice charge or complaint or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, before the National Labor Relations Board or any other Governmental Authority; and (v) there are no grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of Parent, threatened by or on behalf of any current or former employee or independent contractor of Parent or any of its Subsidiaries.
Section 5.17   Parent Government Contracts.   During the past three (3) years, (i) Parent and each of its Subsidiaries are and have been in compliance, in all material respects, with the terms of each Parent

Government Contract, including any terms incorporated expressly by reference or by operation of law in such Parent Government Contract, and any related laws (ii) all material written representations or statements made by Parent or each of its Subsidiaries in connection with any Parent Government Contract or Parent Government Bid were true and accurate as of the date of submission in all material respects and have been updated in all material respects to the extent required, (iii) all invoices and claims for payment submitted by or on behalf of Parent and any of its Subsidiaries were accurate and complete in all material respects, (iv) none of the Parent or any of its Subsidiaries has received any notice of any failure to comply, default, termination for default, cure notice, show cause notice, letter of concern, corrective action request, or indication that the counterparty will reduce future expenditures or will not exercise options under any Parent Government Contract, (v) no Parent Government Contract or Parent Government Bid is or was set aside or reserved for, or awarded based on, in whole or in part, any small business or any other preferred socioeconomic category. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries nor the Principals (as that term is defined in 48 C.F.R. § 2.101) of any of those entities are subject to debarment or suspension or proposed debarment or suspension. Parent and Merger Sub and any subsidiaries of either possess all FCL and national industrial security authorizations, and each of Parent and Merger Sub’s employees possesses all personnel-specific security clearance approvals, required to perform the Parent Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and Merger Sub and any subsidiaries of either is, and has been for the past three years, in compliance with all applicable national security obligations, including those specified in the NISPOM (32 C.F.R. Part 117) and have held during this time at least a “Satisfactory” or “in compliance” rating from the relevant CSA. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there is no proposed or, to the Knowledge of Parent, Merger Sub or any subsidiaries of either, threatened termination or revocation of any facility security clearance, national security authorization or personnel security clearance or any existing condition, situation or set of circumstances that could reasonably be expected to result in the termination or revocation of any facility security clearance, national security authorization or personnel security clearance.
Section 5.18   Compliance with Anti-Corruption Laws and Trade Controls.
(a)   Except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect, (i) for the past five years, none of Parent or its Subsidiaries, nor any director, officer, employee or, to the Knowledge of Parent, agent of Parent or its Subsidiaries, has directly or indirectly made, offered to make, attempted to make, or accepted any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws, and (ii) as of the date of this Agreement, neither Parent nor any of its Subsidiaries is under internal or, to the Knowledge of Parent, Governmental Authority investigation for any material violation of any Anti-Corruption Laws, or has received any written notice or other written communication from any Governmental Authority regarding a violation of, or failure to comply with, any Anti-Corruption Laws. Parent and its Subsidiaries maintain written policies and systems of internal controls reasonably designed to promote compliance with Anti-Corruption Laws, and, for the past six years, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.
(b)   Except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are and have since April 24, 2019 been in compliance with all applicable Sanctions, (ii) Parent and its Subsidiaries are and have in the past five years been in compliance with all applicable Trade Controls, and (iii) within the past five years, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Trade Control Authorization, debarment or denial of future export privileges or ability to seek or obtain Trade Control Authorizations against Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers, or employees (in their capacities as such) in connection with any violation of any applicable Trade Controls or Sanctions. Except as set forth in Section 5.18(b) of the Parent Disclosure Schedule and except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect, since April 24, 2019, there have been no investigations (to the Knowledge of Parent) or other Actions by a Governmental Authority with respect to Parent’s or its Subsidiaries’ compliance with applicable Sanctions, and within the past five years there have been no investigations (to the Knowledge of Parent) or other Actions by a Governmental Authority with respect to Parent’s or its Subsidiaries’ compliance with applicable Trade Controls. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, no director, officer, or employee (in their capacities as such) thereof, (x) is a Sanctioned Person or (y) as of the date of this Agreement, has pending or, to the Knowledge of Parent, threatened written claims against it or them with respect to applicable Trade Controls or Sanctions (except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect).
Section 5.19   Environmental Matters.   Except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect: (a) no unresolved written notice, notification, demand, request for information, citation, summons, complaint or Order has been received, no unresolved complaint has been filed, and no Proceeding is pending or, to the Knowledge of Parent, is threatened by any Governmental Authority or other Person relating to Parent or any of its Subsidiaries and arising out of any Environmental Law; (b) Parent and each of its Subsidiaries is, and has at all times since January 1, 2022 been, in material compliance with all Environmental Laws and all Environmental Permits; and (c) there are no Liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance.
Section 5.20   Foreign Person.   Neither Parent nor Merger Sub is a “foreign person” or “foreign interest” as that term is defined at 31 C.F.R. § 800.224, 22 C.F.R. § 120.63, or 32 C.F.R. § 117.3. The execution and delivery by each of Parent and Merger Sub of this Agreement, and the participation of each of Parent and Merger Sub in the transactions contemplated under this Agreement, do not and will not (a) constitute a “covered transaction” under 31 C.F.R. § 800.213 or (b) result in “foreign ownership” or “foreign control” under 22 C.F.R. § 120.65 or foreign ownership, control, or influence under 32 C.F.R. § 117.11.
Section 5.21   Information Supplied.   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Stock and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent to such portions thereof that relate expressly to Seller or the Acquired Companies, or to statements made therein based on information supplied by or on behalf of Seller or the Acquired Companies for inclusion or incorporation by reference therein). The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other Applicable Law.
Section 5.22   Finders’ Fees.   Except for RBC Capital Markets, LLC, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Parent or Merger Sub who may be entitled to any fee or commission from Parent or any of its Affiliates in connection with any of the Transactions.
Section 5.23   Ownership of Merger Sub.   Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions and has engaged in no business activity other than as contemplated by this Agreement. Except for the Liabilities incurred in connection with the Transactions, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
Section 5.24   Reorganization.   None of Parent and the Merger Sub has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, nor is Parent or either of the Merger Sub aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.25   Debt Financing.
(a)   Parent has delivered to Seller true, correct and complete copies of fully executed commitment letters, dated as of the date hereof (the “Debt Commitment Letter” and, the commitments under the Debt Commitment Letter and commitments otherwise established pursuant to the terms of the Debt Commitment Letter, including in connection with any credit agreements or other definitive agreements entered into in connection with the Debt Financing, the “Debt Financing Commitments”), pursuant to which, and on the terms and subject only to the conditions expressly set forth therein, the lenders party thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the Transactions (the “Debt Financing”), and each fee letter and side letter entered into in connection therewith that would add to or otherwise modify the conditions set forth in the Debt Commitment Letter (collectively, the “Fee Letters”), which copy of each such Fee Letter may be redacted to remove only the fees and market flex terms or other economic provisions set forth therein so long as such redacted information would not (x) permit the imposition of new or additional conditionality or expand the existing conditionality to the availability of the Debt Financing on the Closing Date or (y) reasonably be expected to reduce the aggregate amount of or affect the availability or aggregate principal amount of the Debt Financing available on the Closing Date to an amount that, when taking into account all other sources of cash available to Parent and Merger Sub on the Closing Date, would be less than the Required Amount.
(b)   The Debt Commitment Letter has been duly and validly executed and delivered by Parent and, to the Knowledge of Parent, each other person party thereto, and as of the date of this Agreement, the Debt Commitment Letter in form so delivered is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of Parent and Merger Sub and, to the Knowledge of Parent, each of the other parties thereto, except to the extent enforceability may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other similar requirements of law affecting creditors’ rights generally and (ii) general principles of equity. As of or prior to the date hereof, the Debt Financing Commitment has not been terminated, repudiated, amended, replaced, amended and restated, supplemented, modified, withdrawn or rescinded in any respect (and as of the date hereof, no party thereto has indicated an intent to so terminate, repudiate, amend, replace, amend and restate, supplement, modify withdraw or rescind and no such termination, repudiation, amendment, replacement, amendment and restatement, supplement, modification, withdrawal or rescission is pending or has been threatened by any party, in each case, except as contemplated in the Debt Commitment Letter as in effect on the date hereof), to the Knowledge of Parent, or otherwise amended or modified in any material respect not delivered to Seller in writing. Other than the Debt Commitment Letter and Fee Letters, there are no other written agreements, side letters or arrangements to which the Parent or any of its Affiliates is party relating to the funding of the Debt Financing that contain any conditions precedent to the funding of the Debt Financing or permit the imposition of new or additional conditions precedent or the expansion of any existing conditions precedent to the funding of the Debt Financing on the Closing Date. Parent has fully paid or caused to be fully paid any and all commitment fees or other fees required to be paid in connection the Debt Commitment Letter that are payable on or prior to the date hereof. As of the date of this Agreement, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Debt Commitment Letter and, to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach by Parent or Merger Sub or failure by Parent or Merger Sub to satisfy any condition precedent set forth therein. There are no conditions precedent related to the funding of the full amount of the Debt Financing on the Closing Date other than as set forth in the Debt Commitment Letter. As of the date hereof, (a) Parent does not have any reason to believe that any of the conditions to the funding of the Debt Financing will fail to timely be satisfied or that any portion of the Debt Financing will be unavailable on the Closing Date in an amount that, when the proceeds of the Debt Financing when taken together with all other sources of cash available to Parent on the Closing Date, would be insufficient to pay the Required Amount, and (b) the Debt Financing, when funded in accordance with the Debt Commitment Letter, shall provide the Parent, when taken together with all other sources of cash available to Parent on the Closing Date, with financing on the Closing Date that is sufficient to pay the Required Amount.
Notwithstanding anything to the contrary contained herein, (i) Seller agrees that a breach of any representation and warranty in this Section 5.25 shall not result in the failure of a condition precedent to Seller’s obligations under this Agreement, if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Transactions on the Closing Date, and (ii) Parent acknowledges and agrees that it is not a condition to Closing under this Agreement, nor the consummation of the Transactions contemplated by this Agreement, for Parent to obtain any debt financing (including the receipt of all or any portion of the proceeds of the Debt Financing).
Section 5.26   Opinion of Parent’s Financial Advisor.   The Parent Board of Directors has received an opinion of Parent’s financial advisor, RBC Capital Markets, LLC, dated on or about the date hereof, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Aggregate Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to Parent (it being understood that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company, Seller or any of their respective affiliates).
Section 5.27   Exclusivity of Representations; Non-Reliance.   Except for the representations and warranties set forth in Article 3 and Article 4 and in any certificates, instrument or other deliverable required pursuant to this Agreement, Parent and Merger Sub acknowledge and agree that (a) none of Seller or the Acquired Companies nor any other Person on behalf of any of them has made or is making any express or implied representation or warranty with respect to any of Seller or the Acquired Companies or any of their Affiliates or any of their respective businesses, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to Parent or Merger Sub or any of their Affiliates or Representatives and (b) any such other representations or warranties are expressly disclaimed by Seller or the Acquired Companies, and neither Parent nor Merger Sub, nor any Person on their behalf, is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made, including the accuracy and completeness thereof. Neither Seller nor the Company make any representation or warranty with respect to, nor shall Seller or the Company have any liability relating to, (i) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller or the Acquired Companies or the future business, development and regulatory progress and operations of the Company or its products or services, (ii) any other information or documents made available to Parent or Merger Sub or their counsel, accountants or advisors with respect to Seller or the Acquired Companies, or any of its businesses, assets, liabilities or operations (including in any data rooms, virtual data rooms, management presentations or in any other form in expectation or, or in connection with, the Transactions), except as expressly set forth in Article 3 and Article 4, or (iii) the completeness of any information regarding Seller or the Acquired Companies furnished or made available to Parent, Merger Sub or their representatives.
ARTICLE 6.
COVENANTS OF THE PARTIES
Section 6.01   Conduct of Seller and Acquired Companies.
(a)   During the period from the date of this Agreement and continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 10.01 (such period being referred to herein as the “Interim Period”), except as otherwise expressly contemplated by this Agreement, as required by Applicable Law or as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), each of Seller and the Company shall, and shall cause each other Acquired Company to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization and goodwill, (ii) maintain in effect all of its material Permits, and (iii) maintain satisfactory relationships with the Material Customers and with the Material Suppliers.

(b)   Without limiting the generality of Section 6.01(a) and except as otherwise expressly contemplated or required by this Agreement, as required by Applicable Law, as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed, it being understood that with respect to items or actions requiring consent under subsections (ii), (iv), (v), (vii), (viii), (ix) and (xiii) of this Section 6.01(b), Parent’s consent may be withheld for any reason at Parent’s sole discretion; provided, however, that only (x) if the item or action qualifies as Permitted Leakage or (y) if the item or action does not so qualify, the Company (1) agrees to incur Leakage for such item or action and (2) such item or action would result in a one-time expense for the Company and would not result in any increase in Liability to the Acquired Companies, Parent or their Affiliates following the Closing, Parent’s consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 6.01(b) of the Company Disclosure Schedule, during the Interim Period, Seller and the Company shall not, and shall cause each of the other Acquired Companies not to:
(i)   amend, modify, restate, waive, rescind or otherwise change the Seller LLCA, the Company LLCA or other equivalent constituent documents (whether by merger, consolidation or otherwise) of any Acquired Company, except as set forth in Section 6.01(b)(i) of the Company Disclosure Schedule;
(ii)   declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Seller Securities, Company Securities, or securities of any other Acquired Company (other than dividends or other distributions to the Company by any directly or indirectly wholly owned Subsidiary), or split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Seller Securities, Company Securities, or securities of any other Acquired Company (other than dividends paid by any directly or indirectly wholly owned Subsidiary to the Company or another directly or indirectly wholly owned Subsidiary);
(iii)   issue, transfer, deliver, sell, pledge or otherwise encumber or authorize the issuance, transfer, delivery, sale or pledge of, any Seller Securities or Company Securities or securities of any other Acquired Company;
(iv)   make any capital expenditures or incur any Liabilities in respect thereof, except (A) as set forth in Section 6.01(b)(iv) of the Company Disclosure Schedule and (B) for any capital expenditures not to exceed $500,000 individually or $1,000,000 in the aggregate;
(v)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, ownership interests or businesses, except (A) as set forth in Section 6.01(b)(v) of the Company Disclosure Schedule and (B) for acquisitions of personal property in the ordinary course of business consistent with past practice not to exceed $500,000 individually or $1,000,000 in the aggregate;
(vi)   except as set forth on Section 6.01(b)(vi) of the Company Disclosure Schedule, sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Company Liens) on, any of the assets, securities, properties, interests or businesses of any of the Acquired Companies, other than (A) the non-exclusive license of Company Products to individual end users in the ordinary course of business consistent with past practice and on the Company’s or an Acquired Company’s standard form of agreement previously provided to Parent and (B) sales of inventory and worn or obsolete assets in the ordinary course of business consistent with past practice;
(vii)   except as set forth on Section 6.01(b)(vii) of the Company Disclosure Schedule, make any loans, advances, investments in or capital contributions to any Person who is not a wholly owned Subsidiary, except in accordance with any provisions set forth in the Company LLCA or the Seller LLCA or other equivalent organizational documents or contractual agreements to which an Acquired Company or the Seller, on the one hand, and a director, officer, or manager thereof, on the other hand, is a party as set forth on Section 6.01(b)(vii) of the Company Disclosure Schedules, each in effect as of the date hereof;
(viii)   make any payments to any Related Person (other than payments (A) required to be made pursuant to any Employee Plans as in effect on the date hereof as disclosed on Section 3.20(a)

of the Company Disclosure Schedule, (B) disclosed in Section 6.01(b)(viii) of the Company Disclosure Schedule, (C) made in connection with an of the Contracts set forth in Section 3.23 of the Company Disclosure Schedule or (D) in the ordinary course of business consistent with past practice);
(ix)   create, incur, assume, suffer to exist or guarantee any Indebtedness (other than (A) intercompany Indebtedness among the Company and directly or indirectly wholly owned Subsidiaries, (B)(1) obligations consisting of credit cards (provided that no Acquired Company modify the existing credit limits of such cards as of the date hereof) in the ordinary course of business consistent with past practice or (2) capital leases incurred in the ordinary course of business consistent with past practice not to exceed $500,000 or (C) Indebtedness incurred in the ordinary course of business consistent with past practice pursuant to the revolving credit facility in the Acquired Companies’ existing credit agreement) or mortgage, pledge, assign, transfer, incur or create a Lien on any portion of its properties, assets, business or rights, other than Permitted Company Liens;
(x)   except as set forth on Section 6.01(b)(x) of the Company Disclosure Schedule, enter into, modify, amend, renew or terminate any Company Material Contract (including any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement) or otherwise waive, release or assign any material rights, claims or benefits of any Acquired Company, in each case, other than (A) in the ordinary course of business consistent with past practice (other than with respect to any Company Material Contract that would constitute a Company Material Contract under Section 3.09(a)(vii), Section 3.09(a)(xiv), Section 3.09(a)(xviii), Section 3.09(a)(xix) and Section 3.09(a)(xx)) and (B) any termination, modification or renewal in accordance with the terms of any such Company Material Contract that occurs automatically without any action by any Acquired Company; provided, that any modification, amendment, cancellation, termination or waiver of rights under any Company Material Contract that is listed in Section 3.09(a)(xxiii) must also comply with Section 6.01(b)(xiii) below, even if undertaken in the ordinary course of business consistent with past practice;
(xi)   enter into, modify, amend or terminate (partially or completely) or enter into any agreement to materially amend or modify or terminate (partially or completely) any Real Property Lease other than any termination, modification or renewal in accordance with the terms of any such Real Property Lease that occurs automatically without any action (other than notice of renewal) by an Acquired Company or as otherwise set forth in Section 6.01(b)(xi) of the Company Disclosure Schedule;
(xii)   cancel or terminate any insurance policies set forth in Section 3.17 of the Company Disclosure Schedule or fail to pay the premiums on any such insurance policies, other than any cancellation or termination in the ordinary course of business, or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business;
(xiii)   except as set forth in Section 6.01(b)(xiii) of the Company Disclosure Schedule, other than as required by Applicable Law or the terms of any Employee Plan as in effect as of the date hereof and set forth in Section 3.20 of the Company Disclosure Schedule: (A) grant or increase, or commit to grant or increase, any form of compensation or benefits payable to any current or former Service Provider, including, without limitation, any severance, equity or equity-linked awards or retention, change in control or other bonus or incentive compensation (whether in the form of cash, equity or otherwise), (B) adopt, enter into, modify or terminate, or commit to adopt, enter into, modify or terminate, any Employee Plan, including any modification or adjustment of any performance targets under any Employee Plan for any performance period in process as of the date hereof or which commences after the date hereof, other than renewals of Employee Plans that are health and welfare plans in the ordinary course of business consistent with past practice, provided that such renewal does not result in a material increase in the costs or expenses to any Acquired Company (including the Parent after the Closing) of sponsoring, maintaining, administering or contributing to such Employee Plan, (C) accelerate, or commit to accelerate, the vesting or payment of any compensation or benefits to any current or former Service Provider (other than as expressly contemplated by Section 2.07 of this Agreement), (D) hire, promote or terminate

(other than for cause), or commit to hire, promote or terminate (other than for cause), any Service Provider with a base salary or annual base compensation in excess of $250,000 at the time of any such action, or (E) enter into any collective bargaining agreement or other agreement or similar Contract with any labor union, works council or similar association;
(xiv)   fail to maintain, dispose of, allow to lapse or abandon, including by failure to pay the required fees in any jurisdiction, any Company Registered IP (other than Company Registered IP that an Acquired Company has elected to abandon or allow to lapse in the exercise of its reasonable business judgement) or fail to maintain the secrecy of any Company Confidential Information;
(xv)   sell, lease, assign, license or otherwise transfer, or create or incur and Lien on (other than Permitted Company Liens), any Intellectual Property Rights or Technology of any Acquired Company, other than the non-exclusive license of Company Products in the ordinary course of business and consistent with past practice, or otherwise purchase, acquire or assume any Intellectual Property Rights, through any Contract;
(xvi)   sell or license any Company Products in a manner outside the ordinary course of business consistent with past practice or pursuant to any Contract that is not on an Acquired Company’s standard form of agreement previously provided to Parent, including with respect to pricing, discounting practices, rebates, bundling, sales volume and services levels;
(xvii)   enter into any Contract that provides for (or modify an existing Contract to provide for) (A) the deferral of payment for a period greater than a year or (B) the prepayment of fees more than one year in advance of the delivery or performance of products or services;
(xviii)   take any action that could reasonably be expected to trigger the release of the source code of any Company Products or Company IP;
(xix)   process or otherwise use Personal Information or any other data in any manner that deviates in any material respect from the ways in which the Company or any of the Acquired Companies processes or otherwise uses such Personal Information or other data as of the date hereof;
(xx)   change any Acquired Company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by such Acquired Company’s independent public accountants;
(xxi)   commence, waive, release, compromise, settle, or offer or propose to settle, (A) any Proceeding involving or against any Acquired Company (other than any Proceeding involving a settlement not in excess of $500,000 individually or $1,000,000 in the aggregate as its primary remedy), (B) any stockholder litigation or dispute against any Acquired Company or any of its officers or directors or (C) any Proceeding that relates to the Transactions;
(xxii)   (A) make, change or revoke any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of Taxes, (C) change any annual Tax accounting period, (D) adopt or change any method of Tax accounting, (E) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax, (F) file any federal or state income tax return or any other material Tax Return inconsistent with past practice, (G) materially amend any Tax Return, (H) surrender or forfeit any right to claim a Tax refund other than by reason of passage of time or (I) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;
(xxiii)   form or acquire any Subsidiaries (including any branch offices), or acquire any equity interest or other interest in any other Person;
(xxiv)   enter into any new business line outside of the Acquired Companies’ existing business lines as of the date of this Agreement;

(xxv)   adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split or reorganization in any form of transaction;
(xxvi)   other than in the ordinary course of business consistent with past practice, (A) defer payment of any payables (including accounts payable), (B) accelerate, or offer any discount, accommodation or other concession in order to accelerate or induce the collection of, any receivables (including accounts receivable) or (C) make any material change in the management of cash, debt or working capital (including deferred revenue); or
(xxvii)   agree, resolve or commit, in writing or otherwise, to do any of the foregoing.
(c)   No Control of the Company’s Business.   The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or any other Acquired Company at any time prior to the Effective Time. Prior to the Effective Time, the Company and the other Acquired Companies will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.
Section 6.02   Member Consent; Member Notice.
(a)   Promptly (and in any event within two (2) Business Days) following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to Seller Members, Seller will solicit the approval by written consent (in lieu of a meeting pursuant to Section 302 of the DLLCA) of this Agreement, the Merger and the other Transactions, including the Seller Liquidation and the Seller Distribution, and the Seller shall duly take all lawful action to obtain the Requisite Seller Member Approval pursuant to the Seller Member Written Consent. The Seller Board of Managers shall make the Seller Board Recommendation and shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation or (ii) take any action or make any statement in connection with obtaining the Seller Member Written Consent inconsistent with such recommendation.
(b)   Promptly following receipt of the Seller Member Written Consent (and in any event within twenty-four (24) hours after such execution and delivery), Seller and the Company shall duly take all lawful action to deliver the Company Member Written Consent. The Company Board of Managers shall make the Company Board Recommendation and shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation or (ii) take any action or make any statement in connection with obtaining the Company Member Written Consent inconsistent with such recommendation.
(c)   No later than two (2) Business Days after receipt of the duly executed Seller Member Written Consent, Seller shall prepare and mail a notice (the “Seller Member Notice”) to every Seller Member that did not execute the Seller Member Written Consent in compliance with Section 3.8(b) of the Seller LLCA. The Seller Member Notice shall (i) be a statement to the effect that the Seller Board of Managers determined that the Merger is advisable and in the best interests of the Seller Members and have approved and adopted this Agreement, the Merger and the other Transactions, including the Seller Liquidation and the Seller Distribution (ii) provide the Seller Members to whom it is sent with notice of the actions taken in the Seller Member Written Consent, including the adoption and approval of this Agreement, the Merger and the other Transactions in accordance with the Seller LLCA and (iii) such other information as is required thereunder and pursuant to Applicable Law. All materials (including any amendments thereto) submitted to the Seller Members in accordance with this Section 6.02 shall be subject to Parent’s advance review and reasonable approval.
Section 6.03   No Transfer; Company Non-Solicitation; Other Offers.
(a)   During the Interim Period, Seller shall not, directly or indirectly, (a) sell, transfer, exchange, dispose of, encumber, or pledge any Company Units or (b) enter into any voting trust, proxy, or other Contract relating to the voting of any Company Units.

(b)   During the Interim Period, Seller and the Company shall not, and shall cause each of its Representatives and each of the other Acquired Companies (and each of their respective Representatives) not to, directly or indirectly, (i) solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage, or take any action to solicit, initiate, knowingly facilitate, support, seek, induce, entertain or encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) enter into, participate in, cooperate with any Person with respect to, maintain or continue any discussions or negotiations relating to, any Company Acquisition Proposal with any Person other than Parent, (iii) furnish to any Person other than Parent any information that Seller or the Company believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to a Company Acquisition Proposal, (iv) accept any Company Acquisition Proposal or enter into any agreement, arrangement, term sheet, letter of intent or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Company Acquisition Proposal or otherwise relating to any Company Acquisition Proposal, (v) submit any Company Acquisition Proposal or any matter related thereto to the vote of the equityholders of Seller or the Company, (vi) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Seller or the Company or any of the other Acquired Companies, (vii) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (viii) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s or Seller’s organizational or other governing documents or (ix) resolve, propose or agree to do any of the foregoing. From and following the date of this Agreement, Seller and the Company further agree not to, and to cause each other Acquired Company not to, release any Persons described in the preceding sentence from any obligations under such non-disclosure or similar agreements without the prior written consent of Parent.
(c)   Seller and the Company shall, and shall cause each of its respective Representatives and each of the other Acquired Companies (and each of their respective Representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Company Acquisition Proposal, and shall promptly (i) (and in any event within 24 hours) provide Parent with an oral and a written description of any expression of interest, inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal that is received by Seller or any Acquired Company or any Representative of Seller or any Acquired Company from any Person (other than Parent), including in such description the identity of the Person from which such expression of interest, inquiry, proposal, offer or request for information was received (the “Other Interested Party”) and (ii) provide Parent as soon as reasonably practicable after receipt thereof a copy of each written communication transmitted on behalf of the Other Interested Party or any of the Other Interested Party’s Representatives to Seller or any Acquired Company or any Representatives of Seller or any Acquired Company or transmitted on behalf of any Acquired Company or any Representatives of Seller or any Acquired Company to the Other Interested Party or any of the Other Interested Party’s Representatives, in each case as relating to a Company Acquisition Proposal. Promptly following the execution of this Agreement, Seller and the Company shall deliver written notices to request the return or destruction of all confidential information to all Persons (except for Parent and current equityholders of Seller and the Company) with such return or destroy obligations under non-disclosure or similar agreements (except for such non-disclosure or similar agreements that do not relate to a potential Company Acquisition Proposal, financing of Seller or the Company or similar transaction).
Section 6.04   Parent Non-Solicitation.
(a)   During the Interim Period, Parent shall not, and shall cause each of its Representatives and each of its controlled Affiliates (and each of their respective Representatives) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any action to facilitate any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that could reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) enter into, participate in, cooperate with any Person with respect to, maintain or continue any discussions or negotiations relating to, any Parent Acquisition Proposal with any Person other than Seller, the Company or an Affiliate thereof, (iii) furnish to any Person other than Seller, the Company or an Affiliate thereof any non-public information in connection with or in response to a Parent Acquisition Proposal, (iv) accept any Parent Acquisition Proposal or enter into any agreement, arrangement, term sheet, letter of intent, or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Parent Acquisition Proposal or otherwise relating to any Parent Acquisition Proposal, (v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, (vi) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Parent’s organizational or other governing documents, or (vii) resolve, propose or agree to do any of the foregoing. Parent shall, and shall cause each of its Representatives and each of its Subsidiaries (and each of their respective Representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Parent Acquisition Proposal.
(b)   Notwithstanding Section 6.04(a) or any other provision of this Agreement to the contrary (but subject to this Section 6.04(b)), at any time after the date hereof until the approval of Parent Stockholder Matters, including obtaining the Required Parent Stockholder Vote, following the receipt by Parent of a written Parent Acquisition Proposal (which Parent Acquisition Proposal did not arise out of any material breach of Section 6.04(a) by Parent or any of its Subsidiaries or any of its or its Subsidiaries’ Representatives) if Parent Board determines in good faith (A) that such Parent Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (1) and (2) below with respect to such Parent Acquisition Proposal would reasonably be likely to result in a breach of Parent Board’s fiduciary duties to Parent’s stockholders under applicable Law, then Parent may, in response to such Parent Acquisition Proposal, (1) furnish access and information with respect to Parent to the Person who has made such Parent Acquisition Proposal, and its Representatives, so long as any material non-public information provided under this clause (1) has previously been provided to the Company or is provided to the Company promptly following the time it is provided to such Person, and (2) participate in discussions and negotiations with such Person regarding such Parent Acquisition Proposal. The Parent Board of Directors may make a Parent Board Adverse Recommendation Change pursuant to the terms of Section 7.05(c) or Section 7.05(d).
(c)   From and after the date of this Agreement until the approval of Parent Stockholder Matters, including obtaining the Required Parent Stockholder Vote, Parent shall advise the Company in writing of (i) the receipt (in writing) of any Parent Acquisition Proposal, specifying the terms and conditions thereof , and (ii) shall thereafter keep the Company reasonably informed of any material changes or modifications to the financial or other material terms and conditions of such Parent Acquisition Proposal or inquiry, offer or proposal, in each case also providing to the Company a copy of each written Parent Acquisition Proposal or inquiry, offer or proposal and any written changes or modifications thereto containing any material terms or conditions of any proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any Parent Acquisition Proposal or inquiry, offer or proposal, in each case as soon as practicable and in any event within twenty-four (24) hours after Parent’s receipt thereof.
Section 6.05   Access to Information.
(a)   Subject to the Confidentiality Agreement, during the Interim Period, the Company shall and shall cause each other Acquired Company to (i) give Parent and its Representatives reasonable access to, during normal business hours, and the right to inspect the facilities, properties, premises, executive officers, senior personnel, Contracts, operating and financial reports, work papers, assets, books and records of the Acquired Companies, (ii) furnish as promptly as reasonably practicable to Parent and its Representatives all information (financial or otherwise) concerning the business, properties, Contracts, personnel, books and records of the Acquired Companies as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Acquired Companies to cooperate with Parent in its investigation of the Acquired Companies. Any investigation pursuant to this Section 6.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Acquired Companies.
(b)   Without limiting the generality of the foregoing, Seller and the Company shall, and shall cause any Acquired Company to, provide to Parent within thirty (30) days after the end of each fiscal quarter of the Company, (i) a report prepared by the management of the Company and Seller regarding the Acquired Companies’ financial results and operations for such quarter, including reasonably detailed operational and cash flow information and (ii) a reasonably detailed itemization of all Leakage and Permitted Leakage incurred by the Company and the Acquired Companies during such quarter, in accordance with the respective definitions of each such term.
(c)   Notwithstanding anything to the contrary set forth herein, (i) no information or knowledge obtained by Parent or its Representatives pursuant to the access or provision of information contemplated by this Section 6.05 shall affect or be deemed to modify any representation or warranty of Seller and the Company set forth in this Agreement, any condition to the obligations of the Parties under this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder and (ii) an Acquired Company may restrict or otherwise prohibit access to such documents or information to the extent that (A) any Applicable Law requires such Acquired Company to restrict or otherwise prohibit access to such documents or information, (B) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, (C) access to a Contract to which any Acquired Company is a party or otherwise bound would give a third party the right to terminate or accelerate the rights under such Contract or (D) such disclosure in the reasonable judgment of the Company could result in the disclosure of any trade secrets of third parties or violate any contractual obligation of Seller or the Acquired Companies with respect to confidentiality and non-disclosure. Without limiting the foregoing, in the event that any of the Acquired Companies does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use all reasonable efforts to communicate the applicable information in a way that would not violate the Applicable Law or Contract, or risk waiver of such privilege, including by using commercially reasonable efforts to obtain the required consent of any third party necessary to provide such disclosure or develop an alternative to providing such information so as to address such matters without implicating the foregoing restrictions.
Section 6.06   280G Matters.   No less than five (5) Business Days prior to the Effective Time, the Company shall (a) use commercially reasonable efforts to obtain and, if obtained, deliver to Parent, prior to the initiation of the equityholder approval procedure under clause (b), a waiver, in a form reviewed and approved by Parent, from each Person who is a “disqualified individual” (within the meaning of Section 280G of the Code) as of immediately prior to the initiation of such equityholder approval procedure (each, a “Disqualified Individual”), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code), of such Disqualified Individual’s rights to all such payments or benefits applicable to such Disqualified Individuals (the “Waived Parachute Payments”) so that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) as soon as practicable following delivery of such waivers to Parent, prepare and distribute to its equityholders a disclosure statement providing adequate disclosure (within the meaning of Section 280G of the Code) of all potential parachute payments and benefits that may be received by the Disqualified Individual(s) and submit to the equityholders of the Company for approval (in a manner satisfactory to Parent) in a manner that meets the requirements of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that Parent and the Company reasonably determine may separately or in the aggregate, constitute “parachute payments,” such that, if approved by the requisite majority of equityholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). Prior to the Closing, if a 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite equityholder approval was obtained with respect to any payments and/or benefits that were subject to the Company equityholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the waivers described in clause (a) of the preceding sentence, such “parachute payments” shall not be made or provided. The form of the waiver, the disclosure statement, any other materials to be submitted to the Company’s equityholders in connection with the Section 280G Approval and the calculations related to the foregoing shall be subject to advance review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, this Section 6.06 will not be deemed breached by reason of (x) the refusal of a Disqualified Individual to execute such a waiver or (y) any arrangements or agreements entered into with Parent or its affiliates with any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates (the “Parent Arrangements”), unless the Parent Arrangement (or the material terms thereof, including values) is provided to the Company at least ten (10) Business Days prior to the Closing.
Section 6.07   Notices of Certain Events.   During the Interim Period, the Company shall promptly notify Parent and Parent shall promptly notify the Company and Seller of:
(a)   any notice or other communication from any Person alleging that the consent of such Person is required in connection with the Transactions;
(b)   any notice or other communication from any Governmental Authority (i) delivered in connection with the Transactions or (ii) indicating that a Permit has been revoked or is about to be revoked or that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;
(c)   in the case of the Company, any Proceeding commenced, or, to its Knowledge, threatened against, relating to or involving or otherwise affecting any Acquired Company, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 (Litigation) or Section 3.14 (Intellectual Property), as the case may be, or that relates to the consummation of the Transactions;
(d)   in the case of the Company, any event, condition, fact or circumstance that would cause a failure of the condition set forth in Section 9.02(c) (Company Material Adverse Effect);
(e)   in the case of Parent, any event, condition, fact or circumstance that would cause a failure of the condition set forth in Section 9.03(c) (Parent Material Adverse Effect); and
(f)   any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 9 impossible or reasonably unlikely.
In no event shall the delivery of any notice by a Party pursuant to this Section 6.07 limit or otherwise affect the respective rights, remedies, obligations, representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
Section 6.08   Distribution Spreadsheet.
(a)   Seller and the Company shall prepare and deliver to Parent in accordance with this Section 6.08 a Distribution Spreadsheet that sets forth all of the information set forth on Exhibit G attached hereto and such other information relevant thereto which Parent may reasonably request, including:
(i)   the number of Seller Units that will be held by each Seller Member as of the Closing Date that are entitled to an allocation of the Aggregate Closing Consideration pursuant to the terms of the Seller LLCA (after giving effect to any vesting, acceleration of vesting and/or forfeiture that occurs as a result of or in connection with the consummation of the Transactions and any applicable Tax withholding to the extent the Seller Unit is a Compensatory Seller Unit); and
(ii)   the portion of the Aggregate Closing Consideration to be distributed to, without duplication, each Seller Member (with respect to each Seller Member, the “Allocated Portion”).
(b)   At least ten (10) Business Days prior to the Closing Date, Seller and the Company shall deliver to Parent a draft Distribution Spreadsheet setting forth in reasonable detail Seller and the Company’s good-faith estimates of the information therein requested as of the Effective Time and shall be prepared in accordance with Applicable Law and the applicable provisions of the Seller LLCA and this Agreement. At least three (3) Business Days prior to the Closing Date and following delivery of the final Closing Payment and Leakage Certificate in accordance with Section 2.05, Seller and the Company shall deliver to Parent the final form of the Distribution Spreadsheet, certified by the Chief Executive Officer of the Company on behalf of the Company (in his capacity as such), accurately setting forth the information requested as of the Effective Time and prepared in accordance with the applicable provisions of the Seller LLCA and this Agreement. All amounts and allocations set forth in the Distribution Spreadsheet shall be conclusive and binding upon Seller, the Company and the Seller Members and neither Parent, Merger Sub nor, after Closing, the Surviving Company shall have any obligation to verify the accuracy of the Distribution Spreadsheet. In the event of any inconsistency between the Distribution Spreadsheet and any provision of the Seller LLCA or any other document, the Distribution Spreadsheet shall control in all respects. Notwithstanding anything to the contrary in this Agreement, the Parties and the Seller Members acknowledge and agree that Parent and each of its Affiliates shall be entitled to rely on the Distribution Spreadsheet as setting forth a true, correct and complete listing of all items set forth therein, and neither Parent nor any of its Affiliates shall have any Liability or obligation to any Person, including the Seller Members, for any Liabilities arising from or relating to errors, omissions or inaccuracies in calculating the portion of the Aggregate Closing Consideration or other amounts to be received by each Seller Member pursuant to this Agreement or any other errors, omissions or inaccuracy in the Distribution Spreadsheet.
Section 6.09   Resignation of Officers, Directors and Managers.   Seller and the Company shall use reasonable best efforts to obtain and deliver to Parent, at or prior to the Closing, evidence of the resignation or removal of each member of the board of directors or managers (or similar body) of each Acquired Company or each officer that is requested by Parent effective as of the Effective Time (it being understood that such resignations shall not constitute a termination of employment by such officer, director or manager).
Section 6.10   Transaction Litigation.   Prior to the Effective Time, each of Parent, Seller and the Company will provide each other Party with prompt notice (and in any event within two (2) Business Days) in writing of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep each other Party reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and will consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which such consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Company D&O Indemnified Parties’ rights with regard to the right to counsel as described in Section 7.07 (Indemnification of Officers and Directors), following the Effective Time, the Company D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Company D&O Indemnified Parties prior to the Effective Time to defend any Transaction Litigation relating to the Acquired Companies.
Section 6.11   Required Financial Statements.   As promptly as reasonably practicable after the date of this Agreement, the Company shall (and Seller shall cause the Company to) deliver to Parent:
(a)   the audited consolidated balance sheets of BlueHalo Financing Holdings, LLC as of December 31, 2023 and 2022 and the related audited consolidated statements of operations, changes in members’ equity and cash flows of BlueHalo Financing Holdings, LLC for the years ended December 31, 2023, 2022 and 2021 (collectively, the “Audited Financial Statements”);
(b)   the unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2024 and 2023 (collectively, the “Interim Financial Statements”); and
(c)   the other audited and unaudited financial statements of the Acquired Companies listed on Section 6.11 of the Company Disclosure Schedules (together with the Audited Financial Statements, the Interim Financial Statements and the consent of each of the Company’s and any applicable Acquired Company’s independent auditing firm to the filing of the applicable audited financial statements, the “Required Financial Statements”).

For the avoidance of doubt, the Interim Financial Statements for the nine months ended September 30, 2024 include the unaudited consolidated interim statements of operations, changes in members’ equity and cash flows of BlueHalo Financing Holdings, LLC for the first two months of 2024 (January and February) and of the Company for the remaining period. The unaudited consolidated interim balance sheet as of September 30, 2024 will be based off the Company. The Interim Financial Statements for the nine months ended September 30, 2023 include the unaudited consolidated balance sheet of BlueHalo Financing Holdings, LLC as of September 30, 2023 and the related unaudited consolidated statements of operations, changes in members’ equity and cash flows of BlueHalo Financing Holdings, LLC. The Required Financial Statements shall be prepared in accordance with the applicable requirements of Form S-4 and Regulation S-X promulgated under the Securities Act and GAAP (applied on a consistent basis throughout the periods covered). The Company shall use commercially reasonable efforts to cooperate, and shall direct its independent auditors and any independent auditors of the Acquired Companies to reasonably cooperate, with Parent in connection with the preparation of any pro forma financial statements that are derived in part from the Required Financial Statements or other financial statements of the Acquired Companies and shall provide Parent with a reasonable opportunity to consult with the Company and its Representatives, including its independent auditors, from time to time prior to the Closing, with respect to the progress of the preparation of such Required Financial Statements or pro forma financial statements. As promptly as reasonably practicable, Seller and the Company shall make any necessary updates, amendments, restatements or revisions to the Required Financial Statements such that they remain compliant with the applicable rules and regulations of the SEC governing the Registration Statement and Section 3-05 of Regulation S-X promulgated under the Securities Act as required in order to consummate the Transactions, including to deliver to Parent no later than March 31, 2025 audited financial statements which include a balance sheet as of December 31, 2024 and related audited consolidated statements of operations, changes in members’ equity and cash flows for the year there ended.
Section 6.12   Related Party Transactions.   Except as set forth on Section 6.12 of the Company Disclosure Schedule, the Company shall cancel and terminate, or cause to be cancelled or terminated, without any further obligation binding on, or Liability of, any Acquired Company, all Contracts between any Acquired Company, on the one hand, and any Related Person, on the other hand.
Section 6.13   Data Room Information.   Within ten (10) Business Days of the date of this Agreement, the Company shall (and Seller shall cause the Company to) deliver to Parent an electronic copy, whether by thumb drive or other electronic means, of all documents and information contained in the VDR as of 11:59 p.m. Pacific Time, on the date that is one (1) Business Day prior to the date hereof; provided that, documents shared under the CUI Clean Team Agreement will be provided subject to Applicable Law regarding the treatment of CUI (as defined therein) and CDI (as defined therein).
Section 6.14   CSA Matters.   As soon as reasonably practicable after the date hereof, each Acquired Company that holds an FCL shall submit to each relevant CSA and, to the extent reasonably requested by the Parent, any other applicable Governmental Authority, a notification of the transaction contemplated hereby in accordance with NISPOM, and any other applicable national or industrial security regulations (the “CSA Notification”) in form and substance reasonably satisfactory to the Parent, Seller, and the Acquired Company. Parent, Seller, and the Acquired Company shall reasonably cooperate in preparing the CSA Notification and any other submissions to a CSA required by NISPOM or any other applicable regulation as soon as reasonably practical.
Section 6.15   Organizational Conflict of Interest.   The Acquired Companies, Seller, Parent, and Merger Sub shall, and shall cause their respective Subsidiaries to, reasonably cooperate to as soon as practicable between the effective date of this Agreement and the Closing Date to take commercially reasonable actions that are requested by Parent as reasonably necessary to avoid, neutralize, or mitigate actual or potential Organizational Conflicts of Interest (“OCIs”) that Parent has identified as potentially resulting from the Closing of this Agreement; provided, that (a) the Parties shall reasonable cooperate regarding the methods, timing and content of all outreach, assurances, communications, notices, disclosures and submissions made with the counterparty to a Company Government Contract or Parent Government Contract regarding actual or potential OCIs; and (b) all cooperation contemplated by this Section 6.15 shall be provided in accordance with applicable Law and obligations under Contracts.

Section 6.16   Joinder and Lock-Up Agreements.   Seller shall use commercially reasonable efforts to obtain Joinder and Lock-Up Agreements duly executed by each Seller Member and deliver such duly executed Joinder and Lock-Up Agreements to Parent prior to the Closing.
Section 6.17   Independent Contractors.   Within ten (10) Business Days following the date of this Agreement, the Company shall provide a true and complete list of all individual independent contractors engaged directly by one of the Acquired Companies as of the date of this Agreement, including their names and the type of services performed.
ARTICLE 7.
ADDITIONAL COVENANTS OF THE PARTIES
Section 7.01   Conduct of Parent.
(a)   During the Interim Period, except as otherwise expressly contemplated by this Agreement, as required by Applicable Law, as may be consented to in advance in writing by the Company or Seller (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 7.01(a) of the Parent Disclosure Schedule, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization and goodwill and (ii) maintain satisfactory relationships with the material customers, lenders and suppliers of Parent and its Subsidiaries.
(b)   Without limiting the generality of Section 7.01(a) and except as otherwise expressly contemplated or required by this Agreement, as required by Applicable Law, as may be consented to in advance in writing by the Company (which consent shall not be unreasonably withheld, conditioned, or delayed) or as set forth in Section 7.01(b) of the Parent Disclosure Schedule, during the Interim Period, Parent shall not, and shall cause each of its Subsidiaries not to:
(i)   amend, modify, restate, waive, rescind or otherwise change its certificate of incorporation or bylaws or equivalent constituent documents (whether by merger, consolidation or otherwise) in any material manner;
(ii)   declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any equity interests of Parent, or split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity interests of Parent (other than dividends paid by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent or equity interests issued or issuable pursuant to any Parent Equity Award reacquired by Parent upon an individual’s termination of service or in respect of the payment of any exercise price or tax withholding obligation);
(iii)   issue or authorize the issuance of Parent Stock upon the exercise or settlement of Parent Equity Awards, or grant Parent Equity Awards, in each case, outside of the ordinary course of business; provided that any new Parent Equity Awards shall be granted in a manner that is substantially consistent with past practice for newly-hired or retained service providers, continuing service providers or service providers hired or retained through acquisitions, including with respect to the manner in which the size of such awards is determined and nothing herein shall prevent Parent from increasing the size of Parent Equity Awards made to any service provider over past awards, provided such increase is determined in the ordinary course of business in a manner substantially consistent with past practice;
(iv)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, ownership interests or businesses with a value in excess of $75,000,000, except for acquisitions of personal property in the ordinary course of business;
(v)   sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Parent Liens) on, any of the assets, securities, properties, interests or businesses of any of Parent or its

Subsidiaries with a value in excess of $20,000,000, other than (A) the non-exclusive license of Parent Products to individual end users in the ordinary course of business consistent with past practice and (B) sales of inventory in the ordinary course of business;
(vi)   enter into any new business line outside of Parent’s existing business lines as of the date of this Agreement; or
(vii)   agree, resolve or commit, in writing or otherwise, to do any of the foregoing or otherwise make any commitment to do any of the foregoing.
Section 7.02   Reasonable Best Efforts.
(a)   Upon the terms and subject to the conditions set forth in this Agreement and provided that at all times the provisions of Section 7.03 shall govern the matters set forth therein, Parent and Merger Sub, on the one hand, and Seller and the Company, on the other hand, shall use their respective reasonable best efforts to (i) take (or cause to be taken) all actions, (ii) do (or cause to be done) all things and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are reasonably necessary, proper or advisable pursuant to Applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including by using reasonable best efforts to cause the conditions to the obligations of the other Parties to effect the Merger set forth in Article 9 to be satisfied.
(b)   In furtherance of, and not in limitation of Section 7.02(a), as promptly as practicable after the execution of this Agreement, each Party (i) shall make all filings and give all notices that are or may be required to be made and given by such Party in connection with the Merger and the other Transactions and (ii) shall use reasonable best efforts to obtain all Consents which are required or advisable to be obtained (pursuant to any Applicable Law, Contract, or otherwise) by such Party in connection with the Merger and the other Transactions. Each Party shall, upon request of another Party and to the extent permitted by Applicable Law or applicable Contract, promptly deliver to such other Party a copy of each such filing made, each such notice given and each such Consent obtained by it.
Section 7.03   Regulatory Filings.
(a)   In furtherance and not in limitation of the terms of Section 7.02(a) and Section 7.02(b), each of Parent, Merger Sub, Seller and the Company will, and will cause their respective Affiliates, if applicable, to the extent required in the reasonable judgment of counsel to Parent, Seller and the Company, to use their respective reasonable best efforts to (i) file with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act no later than ten (10) Business Days from the date of this Agreement, and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority that are required by other applicable Antitrust Laws and Foreign Direct Investment Laws in connection with the Merger as promptly as practicable after the date of this Agreement. Each of Parent, Seller and the Company will (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate, if applicable) with the other in the making of such filings, (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings, (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made, (D) use its respective reasonable best efforts to take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act, any other Antitrust Laws and any Foreign Direct Investment Laws applicable to the Merger and (2) obtain any required consents pursuant to any Antitrust Laws and any Foreign Direct Investment Laws applicable to the Merger, in each case as soon as practicable, and (E) where reasonably practicable, prior to independently participating in any material meeting or engaging in any substantive conversation with any Governmental Authority where such meeting or conversation is substantially related to any such filings or investigations relating thereto, provide notice to the other Party of such meeting or conversation and, unless prohibited by such Governmental Authority or otherwise decided by Parent under Section 7.03(b), the opportunity to attend or participate. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and Seller and the Company (and their respective Affiliates), on the other hand, will promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act, any other Antitrust Laws or any Foreign Direct Investment Laws applicable to the Merger, then such Party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.
(b)   (i) Following the consultation with Seller and the Company as contemplated by Section 7.03(a), Parent shall have the exclusive right to make all strategic and tactical decisions as to the manner and timing in which to obtain from any Governmental Authority under the HSR Act, any other applicable Antitrust Laws or any Foreign Direct Investment Laws, any actions or non-actions, consents, approvals, authorizations, clearances or orders required to be obtained by Parent, Seller or the Company or any of their respective Affiliates in connection with the consummation of the Transactions, and any proposals relating to any understanding, undertaking or agreement with any Governmental Authority relating to the Transactions, (ii) Parent and its Representatives shall have no obligation to share with Seller and the Company, any of their Subsidiaries or any of their respective Representatives (other than outside antitrust counsel) any nonpublic information, data or materials about any of the businesses or operations of Parent and its Affiliates, and (iii) each of Seller and the Company will not, nor will it permit any of its Subsidiaries or Representatives to make any communications with, or proposals relating to, or enter into, any understanding, undertaking or agreement with, any Governmental Authority relating to the Transactions without Parent’s prior review and approval.
(c)   In furtherance of the efforts referenced in Section 7.03(a), to the extent necessary to avoid or eliminate any impediment under any Antitrust Law or any Foreign Direct Investment Laws that may be asserted by any Governmental Entity, so as to enable the consummation of the Transactions as promptly as practicable, and in any event prior to the End Date, Parent and Merger Sub and, if requested by Parent, Seller and the Company, shall become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Seller, the Company, the Surviving Company, Parent, Merger Sub, or any Subsidiary of any of the foregoing or impose any restriction, requirement or limitation on the operation of the business or portion of the business of Seller, the Company, the Surviving Company, Parent, Merger Sub, or any Subsidiary of any of the foregoing (individually or collectively “Remedial Actions”); provided, however, that no party shall be required pursuant to this Section 7.03 to (i) commit to or effect any Remedial Action that is not conditioned upon the consummation of the Transactions, (ii) commit to or effect any Remedial Action(s) if such actions, in the aggregate, would or would reasonably be expected to have a material and adverse impact on the anticipated benefit of the Transactions (an “Unacceptable Condition”) although Parent may, at its sole discretion, elect to do so, and Seller and the Company shall be obligated to commit to such Remedial Actions in connection therewith (so long as such action(s) are necessary to avoid or eliminate any impediment under any Antitrust Law or Foreign Investment Law that is asserted by a Governmental Entity), or (iii) litigate, or otherwise contest, defend or initiate, any action, suit, claim, litigation, arbitration or proceeding (including any judicial or administrative proceeding) against or with any Governmental Entity, although Parent may, at its sole discretion, elect to do so, and Seller and the Company shall be obligated to cooperate with such litigation and all reasonable requests of Parent in connection therewith.
(d)   Each of the Parties agrees that, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article 10, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for or announce any material investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the Transactions contemplated by this Agreement.

Section 7.04   Registration Statement; Proxy Statement.
(a)   As promptly as practicable, and in any event within forty-five (45) days after Parent’s receipt of the Required Financial Statements, (i) Parent shall prepare and file with the SEC a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger and to consider the approval of the Parent Share Issuance (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Stock to be issued by virtue of the Merger. Each of Parent, Seller and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as promptly as practicable after such filing, and shall take all or any action required under any applicable federal, state, securities and other Applicable Laws in connection with the Parent Share Issuance. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement.
(b)   Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or the Acquired Companies to Parent for inclusion in the Registration Statement (including the Required Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of their Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments from the SEC prior to the filing thereof with the SEC and Parent shall consider such comments in good faith; provided, however, that the foregoing shall not apply to any portion of any amendment to the Registration Statement pertaining to a Parent Board Adverse Recommendation Change. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c)   Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall advise the Company, promptly after it receives notice thereof, of the time when each of the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Registration Statement or comments on the Registration Statement and responses thereto or requests by the SEC for additional information relating thereto. If Parent, Merger Sub, Seller or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.
(d)   Seller and the Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or any other Acquired Company that is required by Applicable Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent any requisite consents of the Company’s and any relevant Acquired Company’s independent accounting firm(s) regarding the inclusion of their opinions with respect to the Company’s and any relevant Acquired Company’s financial statements that are included in the Registration Statement (reasonably satisfactory in form and substance to Parent).
Section 7.05   Parent Stockholder Meeting.
(a)   Parent shall take all action necessary under Applicable Law to set a record date for (including conducting a “broker search” in accordance with Rule 14a-13 of the Exchange Act), call, give notice of and hold a meeting of the holders of Parent Stock to consider and vote to approve the Parent Share Issuance and any other matters required by Applicable Law or the rules and regulations of Nasdaq or other applicable listing authority (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). Once established, Parent shall not change the record date for the Parent Stockholder Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) or as otherwise required by Applicable Law. The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all Applicable Law. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports related to the Parent Stockholder Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably determines in good faith that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, or (iii) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting, in each case of subclause (i) through (iii), (A) Parent may, without the consent of the Company, postpone or adjourn the Parent Stockholder Meeting up to two (2) times and (b) upon the request of the Company, Parent shall postpone or adjourn the Parent Stockholder Meeting up to two (2) times; provided that, in no event shall the date of the Parent Stockholder Meeting be postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments or to a date on or after the fifth (5th) Business Day preceding the End Date. The only matters to be voted upon at the Parent Stockholder Meeting are (i) the Parent Stockholder Matters and (ii) any adjournment of the Parent Stockholder Meeting.
(b)   Parent agrees that, subject to Section 7.05(c) or 7.05(d): (i) the Parent Board of Directors shall recommend that the holders of Parent Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.05(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board of Directors recommends that holders of Parent Stock vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board of Directors being referred to as the “Parent Board Recommendation”) and (iii) the Parent Board of Directors nor any committee thereof shall directly or indirectly (A) withhold, amend, withdraw or modify (nor publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, (B) adopt a resolution to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Parent Acquisition Proposal, (C) fail to include in the Proxy Statement the Parent Board

Recommendation, or (D) fail to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of Seller’s or the Company’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Parent Stockholder Meeting) following the public announcement of any Parent Acquisition Proposal; provided, that Seller or the Company shall not be entitled to make such written request, and the Parent Board of Directors shall not be required to make such reaffirmation, more than once with respect to any particular Parent Acquisition Proposal (the actions set forth in the foregoing subclauses (A) through (D), collectively, a “Parent Board Adverse Recommendation Change”).
(c)   Notwithstanding anything to the contrary contained in Section 7.05(b), and subject to compliance with Section 6.04 and Section 7.05, at any time prior to the approval of Parent Stockholder Matters, including obtaining the Required Parent Stockholder Vote, Parent receives a bona fide written Parent Acquisition Proposal, the Parent Board of Directors may (x) make a Parent Board Adverse Recommendation Change or (y) terminate this Agreement in accordance with Section 10.01(f), in either case, if, but only if, in the receipt of and on account of such Parent Acquisition Proposal, (i) the Parent Board of Directors determines in good faith, (1) after consultation with Parent’s outside legal and financial advisors, the Parent Board of Directors determines that such Parent Acquisition Proposal constitutes a Superior Offer and (2) based on the advice of Parent’s outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change or effect such a termination would reasonably be likely to result in a breach of its fiduciary duties under Applicable Law, (ii) Parent has delivered the written notice to Seller and the Company that initiates the Notice Period, (iii) has provided Seller and the Company with a copy of the proposed definitive agreements between Parent and the Person making such Superior Offer, (iv) Parent has, and has caused its outside legal and financial advisors to, during the Notice Period, negotiate with Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the failure to make a Parent Board Adverse Recommendation Change or effect such a termination would no longer reasonably be likely to result in a breach of the fiduciary duties of the Parent Board of Directors under Applicable Law and (v) if the Parent Board of Directors shall, after considering the terms of any proposed amendment or modification to this Agreement, have determined in good faith that (A) after consultation with Parent’s outside legal and financial advisors, the Parent Acquisition Proposal that is the subject of the notice described in clause (ii) above still constitutes a Superior Offer and (B) after consultation with Parent’s outside legal counsel, the failure to make a Parent Board Adverse Recommendation Change or effect such termination would result in a breach of its fiduciary duties under Applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (w) the Company receives written notice from Parent confirming that the Parent Board of Directors has determined to change its recommendation or effect such termination during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change or such termination, (x) during any Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Parent Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure to make a Parent Board Adverse Recommendation Change or effect such termination would no longer reasonably be likely to result in a breach of the fiduciary duties of the Parent Board of Directors under Applicable Law, (y) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.05(c) and (z) the Parent Board of Directors shall not make a Parent Board Adverse Recommendation Change or effect such termination prior to the end of such Notice Period as so extended by subclause (y) of this Section 7.05(c) (it being understood that there may be multiple extensions).
(d)   Notwithstanding anything to the contrary contained in Section 7.05(b), and subject to compliance with Section 6.04 and Section 7.05, at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, a Parent Intervening Event has occurred, the Parent Board of Directors may make a Parent Board Adverse Recommendation Change if, but only if, upon the occurrence of the Parent Intervening Event, (i) the Parent Board of Directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably be likely to result in a breach of its fiduciary duties under Applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the failure of the Parent Board of Directors to make a Parent Board Adverse Recommendation Change would no longer reasonably be likely to result in a breach of its fiduciary duties under Applicable Law and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Parent Board of Directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would result in a breach of its fiduciary duties under Applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (w) the Company receives written notice from Parent confirming that the Parent Board of Directors has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, (x) during any Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Parent Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure of the Parent Board of Directors to make a Parent Board Adverse Recommendation Change would no longer reasonably be likely to result in a breach of its fiduciary duties under Applicable Law, (y) in the event of any material amendment to the facts and circumstances relating to the Parent Intervening Event, Parent shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.05(d) and (z) the Parent Board of Directors shall not make a Parent Board Adverse Recommendation Change prior to the end of such Notice Period as so extended by subclause (y) of this Section 7.05(d) (it being understood that there may be multiple extensions).
(e)   Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 7.05(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Parent Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.
(f)   Nothing contained in this Agreement shall prohibit Parent or the Parent Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under Applicable Law.
Section 7.06   Confidentiality; Public Announcements; Disclosure.
(a)   Parent, Seller and the Company hereby acknowledge and agree to continue to be bound by the Nondisclosure Agreement dated as of June 28, 2024, by and between Parent and BlueHalo, LLC, an Affiliate of Seller and the Company (as amended, the “Confidentiality Agreement”). The Confidentiality Agreement shall (i) survive termination of this Agreement and terminate in accordance with its terms or (ii) terminate as of the Effective Time.
(b)   The Parties agree that the initial joint or separate press release(s) to be issued by Parent, Arlington Capital Partners and the Company with respect to the execution and delivery of this Agreement shall be in the form(s) mutually agreed upon by Parent, Arlington Capital Partners and the Company. Seller and the Company shall not, and Seller and the Company shall cause each of its respective Representatives and the other Acquired Companies (and each of their respective Representatives) not to, directly or indirectly, issue any press release or other public statement (including through social media and other online platforms) relating to the terms of this Agreement or the Transactions or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with Seller or the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent, unless to the extent required by Applicable Law, in which case Seller and the Company shall advise Parent of any such requirement and the Parties shall use reasonable best efforts to cause a mutually agreeable press release or other public statement to be issued. Further, Seller and the Company shall not, and Seller and the Company shall cause each of its respective Representatives and the other Acquired Companies (and each of their respective Representatives) not to, directly or indirectly, make any disclosure or other statement to any Subsidiary, employee, service provider, customer, supplier or other business relationship (whether public or otherwise) relating to the terms of this Agreement or the Transactions or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with Seller or the Company without the prior written approval of Parent (which shall not be unreasonably withheld, conditioned or delayed), except for non-public disclosures to (I) its accountants and advisors who have a “need to know” solely for purposes of providing services to such Party, (II) its existing investors and lenders in the ordinary course of such Party’s business consistent with past practice; and (III) potential investors and lenders and the accountants and advisors of any of the foregoing; provided, in each case, that (x) any such recipient is subject to legally binding obligations of confidentiality with respect to any such disclosed information and (y) such disclosures are consistent in all material respects with the prior public disclosures made by the Parties regarding this Agreement or the Transactions in compliance with this Section 7.06(b). Notwithstanding anything herein or in the Confidentiality Agreement, (i) Parent may issue such press releases or make such other public statements regarding this Agreement or the Transactions as Parent may, in its reasonable discretion, determine after, to the extent practicable, consultation with Seller and the Company and (ii) Parent may make public statements with respect to this Agreement and the Transactions, including their effect on Parent’s business and its financial projections, with investors, analysts and financing sources, including on its periodic earnings calls and in any “road show,” and any public disclosure as required by the SEC, FINRA or other Governmental Authority as Parent may reasonably determine in good faith after consultation with its outside legal counsel, without prior consultation with Seller or the Company. Without limiting the foregoing, Parent shall be permitted to submit a Nasdaq Listing of Additional Shares Notification in respect of the Parent Share Issuance and any other notice or information as may be required by applicable Nasdaq rules.
Section 7.07   Indemnification of Officers and Directors; D&O Insurance; Cyber Insurance.
(a)   The Surviving Company shall, and Parent shall cause the Surviving Company to, (i) honor the obligations of Seller and the Company to Persons who on or prior to the Effective Time are or were managers, directors and/or officers of Seller or any Acquired Company (the “Company D&O Indemnified Parties”) pursuant to any indemnification provisions under the Company LLCA or in any indemnification agreement, in each case as in effect as of the date of this Agreement (the “Company Indemnification Obligations”), with respect to claims arising out of matters occurring prior to the Effective Time and (ii) to maintain in effect the provisions of the limited liability company agreement of the Surviving Company and the equivalent governing documents of its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of the Company D&O Indemnified Parties; provided, however that the foregoing obligations shall be subject to any limitation imposed by Applicable Law.
(b)   Without limiting the foregoing Section 7.07(a), for six years following the Effective Time (or such period in which a Company D&O Indemnified Party is asserting a claim for indemnification or other protections pursuant to this Section 7.07(b) to the extent arising prior to the end of such six-year period, whichever is longer), Parent shall, and Parent shall cause the Surviving Company to, indemnify, advance reasonable expenses to, provide exculpation to and hold harmless any Company D&O Indemnified Party who was or is a party or is threatened to be made a party to any actual or threatened legal proceeding in respect of any acts, errors or omissions occurring on or prior to the Effective Time (including in respect of the transactions contemplated by this Agreement) by reason of the fact that such person is or was a manager, director or officer of the Company or any of its Subsidiaries, and any person who becomes a manager, director or officer of any such entity prior to the Effective Time, or is or was a manager, director or officer of the Company or any of its Subsidiaries serving at the request of the Company or any of its Subsidiaries as a manager, director, officer, employee or agent of, or in a fiduciary capacity with respect to, any of the Acquired Companies, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. Parent shall, and Parent shall cause the Surviving Company to, promptly advance any reasonable expenses as incurred by any such Company D&O Indemnified Party in connection with any such actual or threatened legal proceeding pursuant to the indemnification provisions under the Company LLCA. Parent and the Surviving Company shall each reasonably cooperate with each Company D&O Indemnified Party in the defense of any actual or threatened legal proceeding.
(c)   Prior to the Effective Time, Seller shall purchase a six-year “tail” prepaid policy (the “D&O Tail Policy”), in a form mutually and reasonably acceptable to Seller, the Company and Parent, on the Seller and the Company’s directors’ and officers’ liability insurance (the “D&O Policy”), on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof on terms and conditions no less advantageous than the D&O Policy; provided, however, that in no event shall Seller be required to pay more than a total amount equal to 300% of the current annual premiums paid by Seller for such insurance.
(d)   Prior to the Effective Time, Seller shall purchase a three-year “tail” prepaid policy (the “Cyber Insurance Tail Policy”), in a form mutually and reasonably acceptable to Seller, the Company and Parent, on the Seller and the Company’s cybersecurity insurance policy (the “Cyber Insurance Policy”), on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof on terms and conditions no less advantageous than the Cyber Insurance Policy.
(e)   The provisions of this Section 7.07 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, the Company D&O Indemnified Parties, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Company D&O Indemnified Party may have by contract or otherwise.
Section 7.08   Employee Matters.
(a)   Parent agrees that each active employee of the Acquired Companies who continues in employment with the Parent or any of its Subsidiaries (including the Acquired Companies) after the Closing Date (a “Continuing Employee”) shall be provided, for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, with (i) a base salary or wage rate and target annual cash bonus opportunity that are no less favorable, in the aggregate, to those provided to such Continuing Employee as of immediately prior to the Closing Date and (ii) employee benefits (other than any severance, retention, change in control, transaction or similar bonuses, deferred compensation, retiree or post-termination health or welfare benefits, defined benefit pension benefits, long-term incentives or equity-based compensation) that are, in Parent’s discretion, after consultation with the Company, either (A) substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee as of immediately prior to the Closing Date or (B) substantially comparable to those provided to similarly situated employees of Parent or any of its Subsidiaries. In addition, Parent shall, or shall cause its Subsidiaries (including any of the Acquired Companies) to provide to each Continuing Employee who, as of immediately prior to the Effective Time, is eligible for an annual cash bonus under an Employee Plan set forth on Section 3.20(a) of the Company Disclosure Schedule with respect to the 2024 calendar year, payment of such Continuing Employee’s annual cash bonus earned based on actual achievement of the applicable performance metrics under the Employee Plans set forth on Section 3.20(a) of the Company Disclosure Schedule, in the ordinary course of business consistent with past practice, subject to the Company Employee’s continued employment through the payment date and otherwise in accordance with the terms of such applicable Employee Plan (to the extent not paid prior to the Effective Time). Nothing in this Agreement (x) shall require Parent or any of its Subsidiaries (including the Acquired Companies) to continue to employ any particular employee of the Acquired Companies following the Closing Date, or (y) shall be construed to prohibit Parent or any of its Subsidiaries (including the Acquired Companies) from amending or terminating any Employee Plan.

(b)   Parent shall use commercially reasonable efforts to ensure that, as of the Closing Date, each Continuing Employee receives full credit for purposes of eligibility to participate and leave entitlement, but excluding benefit accrual, for service with the Acquired Companies (or predecessor employers to the extent the Acquired Companies provide such past service credit under the Employee Plans as in effect on the date hereof) under each of the comparable employee benefit plans, programs and policies of Parent or any of its Subsidiaries, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. With respect to each health or welfare benefit plan maintained by Parent or any of its Subsidiaries for the benefit of any Continuing Employees, subject to any required approval of the applicable insurance provider, if any, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) use commercially reasonable efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.
(c)   If requested by Parent at least ten (10) Business Days prior to the Closing, the Company shall cause the Acquired Companies to take all actions necessary to terminate any 401(k) Plan or to terminate the Acquired Companies’ participation in any 401(k) Plan, as applicable, with such termination to be effective as of no later than the day immediately preceding the Closing Date (“401(k) Plan Termination Request”). The Company will provide Parent with evidence that such action has been approved pursuant to resolutions of the board of directors of the applicable Acquired Company(ies), and shall take such other actions in furtherance of such 401(k) Plan Termination Request, as may be required by Applicable Law. If Parent does not make a 401(k) Plan Termination Request with respect to a 401(k) Plan, Parent may instead require the Company to cause the Acquired Companies to adopt any amendment, effective as of and contingent upon the Closing, with respect to such 401(k) Plan that Parent has determined in good faith, in consultation with the Company, is reasonably necessary to facilitate Parent’s acquisition of such 401(k) Plan, provided that such amendment does not result in a material liability to the Company or any Acquired Company.
(d)   Prior to the Closing, the Company shall not (and the Company shall ensure that none of the Acquired Companies nor any Representative of any Acquired Company) issue any communication (including any electronic communication) to any current or former Service Provider regarding post-Closing employment, service or compensation matters in connection with this Agreement, including post-Closing employee benefit plans and compensation (collectively, “Employment Matters”), without the prior written approval of Parent (with such approval not to be unreasonably withheld, conditioned or delayed), other than communications that are substantially consistent with communications previously approved by Parent pursuant to this Section 7.08(d). Without limiting the foregoing, (i) the Company agrees that it shall consult with Parent prior to the Company or any other Acquired Company effecting any communications to the employees of the Acquired Companies relating to Employment Matters and that Parent shall have the right to review and comment on any such written communications and (ii) the Company shall not (and shall ensure that none of the Acquired Companies nor any Representative of any Acquired Companies) make any representations (on behalf of the Acquired Companies, Parent or their respective Affiliates) relating to Employment Matters.
(e)   Prior to the Effective Time, Seller shall enter into an assignment and assumption agreement in substantially the form attached hereto as Exhibit H, to be effective as of the Effective Time, to transfer and assign to Parent or one of its Affiliates (including the Acquired Companies) (if and to the extent such transfer or assignment is permitted by the terms thereof), each non-competition, non-solicitation, confidentiality, intellectual property assignment agreement and other similar restrictive covenant set forth in any grant agreement evidencing outstanding Seller Incentive Units or to which the Acquired Companies are not a counterparty but which relate in whole or in part to the business of the Acquired Companies.
(f)   The Company and Parent acknowledge and agree that all provisions contained in this Agreement are included for the sole benefit of the respective Parties. Nothing in this Agreement shall,

or shall be construed so as to: (i) prevent or restrict in any way the right of Parent or its Affiliates to terminate, reassign, promote or demote any Service Provider (or to cause any of the foregoing actions) at any time, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Service Providers, (ii) create any third-party rights in any such current or former Service Provider (or any beneficiaries or dependents thereof), (iii) constitute an amendment or modification of any Employee Plan or (iv) obligate any Acquired Company, Parent or any Affiliates thereof to adopt or maintain any Employee Plan or other compensatory or benefits arrangement at any time or prevent any Acquired Company, Parent or any Affiliates thereof from modifying or terminating any Employee Plan or any other compensatory or benefits arrangement at any time.
Section 7.09   Nasdaq Listing.   Prior to the Closing, Parent shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Parent Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use commercially reasonable efforts to cause such shares to be approved for listing before the Closing Date.
Section 7.10   RWI Policy.   On the date hereof, Parent or any of its Affiliates shall bind the RWI Policy. In furtherance of the foregoing, Parent agrees that (a) the RWI Policy shall have a limit of liability of no more than (10%) of the Aggregate Merger Consideration; (b) the RWI Policy shall expressly waive any claims of subrogation against Seller , except in the case of Fraud, and Seller shall be the intended third party beneficiaries of the foregoing subrogation waiver, and (c) none of Parent or any of their respective Affiliates shall amend, waive, modify or otherwise revise the foregoing subrogation waiver, beneficiary, or amendment provisions in the RWI Policy in any manner inconsistent with the foregoing.
Section 7.11   Existing Indebtedness.   At least one (1) Business Day prior to the Closing Date, Seller shall deliver to Parent accurate and complete copies of payoff letters in customary form for full repayment and satisfaction of the Indebtedness set forth on Section 7.11 of the Company Disclosure Schedule (the “Indebtedness Payoff Amount”), each to be dated as of the Closing Date (each, a “Payoff Letter”). Any Payoff Letter shall (x) set forth the amounts required to repay in full such Indebtedness (other than contingent obligations not yet due that are stated by their terms to survive termination of the Indebtedness), (y) set forth the account(s) to which such amount(s) shall be paid and (z) acknowledge that, subject to the repayment (or other satisfactory arrangements with respect to outstanding letters of credit) of the aggregate principal amount outstanding under the relevant credit facility, together with all interest accrued thereon, all obligations (subject to customary exceptions) in respect thereof shall be terminated or released and any Liens or guarantees with respect to such Indebtedness (other than, if applicable, outstanding letters of credit) have been or concurrently will be released.
Section 7.12   Obligations in Respect of Financing.
(a)   During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement in accordance with Article 10, Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Debt Financing contemplated by the Debt Financing Commitments on or prior to the Closing Date, including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitments and the Debt Commitment Letter (unless the Debt Financing Commitments have been documented in the Definitive Debt Documents (as defined below)), (ii) negotiate and enter into definitive financing agreements (the “Definitive Debt Documents” and, together with the Debt Commitment Letter and the Fee Letters, the “Debt Financing Documents”) with respect to the Debt Financing that are on terms and conditions set forth in the Debt Commitment Letter and the Fee Letter (giving effect to any “market flex” provisions in the Fee Letter) or on such other terms and conditions that (x) would not reduce the aggregate net proceeds of the Debt Financing to an amount that, when taken together with all other sources of cash available to Parent on the Closing Date, would not be sufficient to pay the Required Amount on the Closing Date and (y) in respect of the terms and conditions relating to the receipt or funding of the Debt Financing, are no less favorable in the aggregate than the conditions set forth in the Debt Commitment Letter as in effect on the date hereof, (iii) satisfy (and cause to be satisfied) on a timely basis all conditions precedent to the funding of the Debt Financing to be satisfied by Parent and Merger Sub contained in the Debt

Financing Commitments within its control, including the payment of any commitment, engagement, placement fees or other fees required to be paid as a condition to the Debt Financing, (iv) consummate the Debt Financing on or prior to the date that the Closing is required to be effected in accordance with Section 2.01 (and, for the avoidance of doubt, Parent and Merger Sub acknowledge and agree that it is not a condition to Closing under this Agreement, nor to the consummation of the transactions contemplated hereby, for Parent or Merger Sub to obtain the Debt Financing or any Replacement Financing (as defined below)), and (v) comply with its obligations under the Debt Commitment Letter relating to any condition to the receipt or funding of the Debt Financing.
(b)   Parent and Merger Sub shall provide Seller prompt written notice (i) of any expiration or termination of, or any breach, default or violation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent or Merger Sub becomes aware that would be expected to materially delay or prevent the Closing, and (ii) of the receipt of (A) any written notice or (B) other written communication, in each case from any Debt Financing Source with respect to any (1) actual breach, material default, material violation, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing, (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or the definitive documents in connection therewith), or (3) any failure to comply with the material terms and conditions of the Debt Financing Commitments by any party thereto that would reasonably be expected to materially delay or prevent the Closing, if in each case of clauses (i) and (ii), at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing in an amount that, when taken together with the available cash of Parent and Merger Sub and other available sources of cash, is insufficient to fund the Required Amount. Upon written request of Seller, Parent will inform Seller on a reasonably current basis of the status of its efforts to arrange the Debt Financing contemplated by the Debt Commitment Letter and to satisfy the conditions thereof, including, upon written request of Seller, advising and updating Seller and its counsel, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Debt Financing, providing copies of then current drafts of the credit agreement and other primary definitive documents, once drafting of such documentation is sufficiently advanced (as reasonably determined by Parent), and giving Seller prompt notice of any material adverse change with respect to the Debt Financing and promptly (but in any event within two (2) Business Days after the date Seller delivers to Parent a written request therefor) giving Seller all information requested by Seller and available to Parent relating to any circumstance referred to in the immediately preceding sentence.
(c)   During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement in accordance with Article 10, neither Parent nor Merger Sub shall, without the prior written consent of Seller, agree to, or permit, any amendment, restatement, amendment and restatement, replacement, supplement, or other modification of, or waiver or consent under, the Debt Commitment Letter or other documentation relating to the Debt Financing which would (i) impose new or additional conditions or expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter in each case, in a manner that would reasonably be expected to materially delay, materially impede or prevent the Closing or make the occurrence of the funding of (or satisfaction of any condition to obtaining) any portion of the Debt Financing necessary so that, the Debt Financing, when taken together with the available cash of Parent and Merger Sub and other available sources of cash, is sufficient to fund the Required Amount less likely to occur, (ii) reasonably be expected to prevent, materially delay or materially impede Parent and Merger Sub’s ability to consummate the Transactions, (iii) reduce the aggregate net proceeds of the Debt Financing below an amount that, when taken together with all other sources of cash available to Parent on the Closing Date, is sufficient to pay the Required Amount on the Closing Date or (iv) materially and adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the Fee Letters; provided that Parent and Merger Sub may amend the Debt Commitment Letter or the definitive agreements relating to the Debt Financing to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles who have not executed the Debt Commitment

Letter as of the date hereof. For purposes of this Section 7.12(c), the definitions of “Debt Commitment Letter,” “Debt Financing Commitments,” “Debt Financing,” shall include the Debt Financing Commitments or documents related thereto as permitted to be amended, amended and restated, replaced, supplemented, modified, waived or consented to by this Section 7.12(c). Parent shall promptly (and in any event within three (3) Business Days of receipt) deliver to Seller copies of any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent.
(d)   If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub to satisfy their respective obligations under Sections 7.12(a), (b) and (c), any portion of the Debt Financing or the Debt Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing, in an amount that, when taken together with the available cash of the Parent and Merger Sub and other available sources of cash, is insufficient to fund the Required Amount, for any reason, then Parent shall (i) promptly upon becoming aware thereof, notify Seller of such expiration, termination, or unavailability and the reasons therefor and (ii) use its reasonable best efforts to arrange for alternative financing (“Replacement Financing”) (which, when added to any available unrestricted cash of Parent and Merger Sub, shall be sufficient to pay the Required Amount) from alternative sources on such terms as are acceptable to Parent in its sole discretion and shall not, without the prior consent of Seller, include any conditions to the receipt or funding of such Replacement Financing that are either (x) materially more onerous than or in addition to the conditions set forth in the Debt Commitment Letter in effect on the date hereof to replace the financing contemplated by such expired, terminated, or unavailable commitments or arrangements or (y) would reasonably be expected to prevent, materially delay or materially impede the Closing. Parent shall deliver to Seller true, correct and complete copies of all Contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of the Replacement Financing (provided that any fee letters in connection therewith may be redacted in a manner consistent with the Fee Letter provided as of the date hereof). In the event that Replacement Financing is obtained in accordance with this Section 7.12(d), the definitions of “Debt Commitment Letter,” “Debt Financing Commitments,” “Debt Financing,” shall include the commitments in respect of the Replacement Financing or the documents related thereto, as applicable. Notwithstanding the foregoing Parent expressly acknowledges and agrees that its obligation to consummate the Transactions are not conditioned in any manner on whether or not the Debt Financing is available.
(e)   From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with Article 10, Seller shall use reasonable best efforts to, and shall cause the Acquired Companies to use reasonable best efforts to provide to Parent cooperation that is reasonably requested in writing by Parent in connection with the arrangement of the Debt Financing that is reasonably necessary and customary in connection with debt financing similar to the Debt Financing, at Parent’s sole cost and expense, including using reasonable best efforts to do the following: (i) facilitating the pledging of collateral in connection with the Debt Financing to the extent required by the Debt Commitment Letter; provided, that no pledge shall be effective until the Closing; (ii) participation by senior management of the Acquired Companies in the executing and delivering, definitive debt financing documents, including guarantee and collateral documents and customary closing certificates and other customary documents as Parent may reasonably request, including providing Parent with any customary information reasonably necessary to complete customary schedules and perfection certificates; (iii) cooperating with Parent to take such corporate or other organizational action, subject to the occurrence of the Closing, as Parent may reasonably request to permit the consummation of the Debt Financing; (iv) requesting that the applicable administrative agent and/or collateral agent provide the Payoff Letters; (v) participation by senior management of the Acquired Companies upon reasonably prior written notice at reasonable times in a reasonable number of meetings, drafting sessions and due diligence sessions (but not more than one (1) primary bank meeting) to the extent reasonably required in connection with the Debt Financing, (vi) timely delivery to Parent and the Debt Financing Sources of the financial statements set forth in clauses (a), (b) and (c) of paragraph 6 of Exhibit C of the Debt Commitment Letter and furnishing Parent and its Debt Financing Sources with customary financial and other pertinent information regarding the Acquired Companies as shall exist and be reasonably requested by Parent, including information necessary for Parent to prepare customary pro forma financial information reflecting the transactions contemplated hereby and the Debt Financing (provided that the Seller and the Acquired Companies’ assistance shall relate solely to the financial information and data derived from the Acquired Companies’ historical books and records); provided that Seller or the Acquired Companies shall not be required to provide, and Parent shall be solely responsible for, the preparation of pro forma financial information; (vii) providing reasonable assistance by representatives of senior management of the Acquired Companies to Parent and its Debt Financing Sources in the preparation of customary bank information memoranda (including a “private supplement” thereto), rating agency presentations and similar documents required for the Debt Financing and delivering customary representation and authorization letters (including customary representations with respect to accuracy of information and, to the extent applicable, not containing material non-public information) with respect to the same (the “Rep Letters”); (viii) furnishing to Parent and the Debt Financing Sources, as applicable, at least four (4) Business Days prior to the Closing Date with all customary documentation and information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations to the extent reasonably requested by Parent in connection with the Debt Financing in writing at least nine (9) Business Days prior to the Closing Date; and (ix) supplementing the written information provided by Seller (or on its behalf by its Representatives) pursuant to this Section 7.12(e) for use in connection with marketing the Debt Financing to the extent that any such information, to the Knowledge of Seller, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading. Each of Parent and Merger Sub acknowledges and agrees that the obligations of the Seller and the Acquired Companies under this Section 7.12(e) are the sole obligations of the Seller and the Acquired Companies with respect to the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligation.
(f)   Notwithstanding anything in Section 7.12(e) or elsewhere in this Agreement to the contrary, the cooperation requested by Parent pursuant to Section 7.12(e) shall not require Seller or, until the Closing occurs, the Acquired Companies to (i) pay or incur, or commit to incur, or the requirement to reimburse, or commit to reimburse any commitment or other similar fee or any cost, expense, liability or obligation in connection with the Debt Financing prior to the Closing Date, (ii) have or incur any liability or obligation in connection with the Debt Financing, including under any agreement or any document related to the Debt Financing, in each case, prior to the Closing (other than with respect to the Rep Letters), (iii) take, or commit to taking any action (including entering into any agreement (other than the Rep Letters)) that is not contingent upon the Closing, (iv) take any action that would reasonably be expected to conflict with, violate or result in a breach of or termination right or default under any organizational documents of Seller or any of the Acquired Companies, any Contract, this Agreement, any Ancillary Document or any law, or, in Seller’s reasonable judgment, could reasonably be expected to cause any closing condition set forth in this Agreement to fail to be satisfied, (v) take any action that could subject any business service provider, director, officer, employee, agent, manager, consultant, advisor or other representative to any actual or potential personal liability, (vi) cause any pre-Closing director or manager of the Acquired Companies to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (vii) reimburse any expenses or provide any indemnities, (viii) make any representation, warranty or certification that, in the good faith determination of Seller or the Acquired Companies, is not true, (ix) requires the delivery of any financial or other information that is not currently available or prepared in the ordinary course of business at the time requested by Parent, (x) requires delivery of any legal opinion or (x) provide access to or disclose information that the Seller or any Acquired Company determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality obligations to unaffiliated third parties binding on, such Persons or their Affiliates.
(g)   Parent shall promptly (and, in any event, within ten (10) days after the Closing Date) upon request by the Seller pay or reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented travel costs and attorneys’ fees) incurred by the Seller, the Acquired Companies and their respective Affiliates in connection with the Debt Financing and the cooperation contemplated hereby. Parent acknowledges and agrees that none of the Seller nor the Acquired Companies shall have any responsibility for, or incur any liability to any Person under, any financing that Parent may raise in connection with the transactions contemplated by this Agreement or any assistance provided pursuant to this Section 7.12. Parent hereby agrees that it shall indemnify and hold harmless Seller, the Acquired Companies and their respective Affiliates and Representatives, from and against any and all liabilities, expenses, claims, suits, actions, damages or losses suffered or incurred by them in connection with the arrangement and consummation of the Debt Financing and any information utilized in connection therewith (other than information provided in writing by Seller expressly for use in connection therewith) except to the extent any such cost or expense, judgment, fine, loss, claim, or damage results from the gross negligence, bad faith or willful misconduct of Seller or any of its Representatives. Any information provided pursuant to this Section 7.12 shall be subject to the Confidentiality Agreement.
(h)   Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 9.03(b), as applied to the Seller and the Acquired Companies’ obligations under this Section 7.12, shall be deemed satisfied unless Seller or the Acquired Companies’ Willful Breach or material breach of its obligations under this Section 7.12 is the cause of the Debt Financing not being obtained.
Section 7.13   Section 16 Matters.   Prior to the Effective Time, Parent, Seller and the Company, if applicable, shall use their respective commercially reasonable efforts to take all such steps as may be required to cause any acquisitions of Parent Stock resulting from the Transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.
ARTICLE 8.
TAX MATTERS
Section 8.01   Cooperation on Tax Matters.   Parent and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes (“Tax Contest”). Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which may be reasonably relevant to any such Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
Section 8.02   Form W-9.   Prior to the Closing, the Seller shall have delivered to Parent an IRS Form W-9 executed on behalf of the Seller.
Section 8.03   Certain Reorganization Matters.
(a)   The Parties each acknowledge and agree that for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement (including any amendments thereto) is intended to constitute, and is hereby adopted by the Parties as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and for purposes of Sections 354 and 368 of the Code and the Treasury Regulations thereunder. Each Party shall not (and shall cause its respective Subsidiaries not to) take any action which action is not contemplated by this Agreement and could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)   Merger Tax Opinions. From and after the date of this Agreement and until the Effective Time, Seller, on the one hand, and Parent, on the other hand, shall use commercially reasonable efforts to cooperate with each other and with Goodwin Procter LLP (or such other nationally recognized tax counsel reasonably acceptable to Seller) (“Seller Tax Counsel”) in the event Seller requests the Merger Tax Opinion from Seller Tax Counsel or in the event the SEC requires the Merger Tax Opinion. In the event requested by Seller or required by the SEC, Seller Tax Counsel shall use their commercially reasonable efforts to provide a written opinion, in form and substance reasonably satisfactory to Seller, dated as of the Closing Date to the effect that, on the basis of customary representations, assumptions and undertakings set forth or referred to in such opinion and in the related Merger Tax Representation Letters, the Merger should or will qualify as a “reorganization” within the meaning of Section 368(a)

of the Code (such opinion, a “Merger Tax Opinion”). Each of Seller, Parent and Merger Sub shall use commercially reasonable efforts to deliver to Seller Tax Counsel for purposes of the Merger Tax Opinion a tax representation letter, dated as of the date of the Merger Tax Opinion, in substantially the form(s) attached hereto as Exhibit I, with such changes and modifications as deemed reasonably satisfactory to Parent and Seller Tax Counsel (the “Merger Tax Representation Letters”).
Section 8.04   Tax Sharing Arrangements.   Any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract between the Acquired Companies, on the one hand, and any of the Seller or Seller Members and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.
ARTICLE 9.
CONDITIONS TO THE MERGER
Section 9.01   Conditions to the Obligations of Each Party.   The obligations of the Company, Seller, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by each of the Company, Seller and Parent) of the following conditions:
(a)   Requisite Equityholder Approvals.   (i) The Company Member Written Consent shall have been delivered to Parent and shall be in full force and effect, (ii) the Seller Member Written Consent shall have been delivered to Parent and shall be in full force and effect, and (iii) Parent shall have obtained the Required Parent Stockholder Vote.
(b)   Governmental Approvals.   (i) The applicable waiting periods (and any extensions thereof) under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, the FTC or DOJ to delay the consummation of, or not to consummate before a certain date, the Merger, shall have expired or been terminated without the imposition, individually or in the aggregate, of an Unacceptable Condition, and (ii) all notices to, filings with and Consents of Governmental Authorities as set forth in Section 9.01(b)(ii) of the Company Disclosure Schedule required to be made or obtained under any Applicable Law, including under applicable Antitrust Laws and Foreign Direct Investment Laws, in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger (collectively, the “Required Regulatory Approvals”) shall have been made or obtained without the imposition, individually or in the aggregate, of an Unacceptable Condition and be in full force and effect.
(c)   No Injunction; No Legal Impediment.   No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction shall be in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger on the terms contemplated herein, and no Applicable Law shall have been enacted (each of the foregoing, a “Restraint”) that (i) makes illegal consummation of the Merger or restrains, enjoins or otherwise prohibits the consummation of the Merger or (ii) results, individually or in the aggregate, in an Unacceptable Condition.
(d)   Effectiveness of Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order that remains in effect or proceeding (commenced or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn (“S-4 Effectiveness”).
(e)   Share Listing.   The shares of Parent Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance (the “Nasdaq Listing Approval”).
(f)   CSA Objection.   No CSA shall have informed any Party in writing (which writing remains in effect) that it intends to invalidate, terminate, revoke or suspend any FCL of an Acquired Company if the Closing occurs.
Section 9.02   Conditions to the Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)   Representations and Warranties.   The (i) Company Fundamental Representations and Seller Fundamental Representations (other than the representations and warranties set forth in Section 3.05(a) (Capitalization) and Section 4.05(a) (Capitalization)) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for Company Fundamental Representations and Seller Fundamental Representations that speak as of a particular date, which shall be true and correct as of such date), (ii) the representations and warranties set forth in Section 3.01(d) (Corporate Existence and Power), Section 3.23 (Affiliate Transactions) and Section 4.09 (Affiliate Transactions) shall be true and correct in all material respects of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for the representations and warranties that speak as of a particular date, which shall be true and correct as of such date), (iii) the representations and warranties set forth in Section 3.05(a) (Capitalization) and Section 4.05(a) (Capitalization) shall be true and correct in all respects, except for de minimis deviations relative to the total fully diluted equity capitalization of the Company or Seller, as applicable, as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for the representations and warranties that speak as of a particular date, which shall be true and correct in all respects, except for de minimis deviations relative to the total fully diluted equity capitalization of the Company or Seller, as applicable, as of such date) and (iv) each of the other representations and warranties made by the Company and Seller in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, except (A) in each case, representations and warranties that speak as of a particular date shall be true and correct only as of such date and (B) in the case of clause (iv) for any failure of such representations and warranties to be so true and correct (disregarding all qualifications or exceptions contained therein relating to materiality or Company Material Adverse Effect) which has not had individually or in the aggregate, a Company Material Adverse Effect.
(b)   Covenants.   The covenants and obligations that Seller and the Company are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
(d)   Executed Agreements and Certificates.   Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
(i)   a certificate executed on behalf of Seller by its Chief Executive Officer and its Chief Financial Officer (in their capacities as such) (the “Seller Closing Certificate”) that the conditions set forth in Sections 9.02(a), 9.02(b), and Section 9.02(c) have been duly satisfied solely with respect to Seller;
(ii)   a certificate executed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer (in their capacities as such) (the “Company Closing Certificate”) that the conditions set forth in Sections 9.02(a), 9.02(b), and Section 9.02(c) have been duly satisfied solely with respect to the Company; and
(iii)   the Joinder and Lock-up Agreements, executed by each of the Supporting Seller Members and the Sponsor Members;
(iv)   the Shareholder’s Agreement, executed by the Sponsor Members; and
(v)   written resignations or evidence of the removal of the directors and managers of each of the Acquired Companies (solely in their capacities as such), effective as of the Effective Time.
(e)   280G Approval.   Prior to the Closing, the Company shall have delivered to Parent (i) a parachute payment waiver from each Disqualified Individual who signed such a waiver prior to the solicitation of the Section 280G Approval and (ii) evidence that either (A) the Section 280G Approval was obtained or (B) the Section 280G Approval was not obtained and as a consequence, that the Waived Parachute Payments shall not be made or provided, pursuant to the waivers of those payments and/or benefits which were executed by the Disqualified Individuals in accordance with Section 6.06.

(f)   Joinder and Lock-Up Agreements.   Parent shall have received executed Joinder and Lock-Up Agreements from Seller Members entitled to receive 85% of the Aggregate Closing Consideration.
Section 9.03   Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:
(a)   Representations and Warranties.   The (i) Parent Fundamental Representations (other than the representations and warranties set forth in Section 5.05(a) (Capitalization)) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for Parent Fundamental Representations that speak as of a particular date, which shall be true and correct as of such date), (ii) the representations and warranties set forth in Section 5.05(a) (Capitalization) shall be true and correct in all respects, except for de minimis deviations relative to the total fully diluted equity capitalization of Parent, as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for the representations and warranties that speak as of a particular date, which shall be true and correct in all respects, except for de minimis deviations relative to the total fully diluted equity capitalization of Parent, as of such date) and (iii) each of the other representations and warranties made by Parent in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, except (A) in each case, representations and warranties that speak as of a particular date, shall be true and correct only as of such date and (B) in the case of clause (iii) for any failure of such representations and warranties to be so true and correct (disregarding all qualifications or exceptions contained therein relating to materiality or Parent Material Adverse Effect) which has not had, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Covenants.   The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)   No Parent Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.
(d)   Parent Closing Certificate.   The Company shall have received a certificate executed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer (in their capacities as such)that the conditions set forth in Sections 9.03(a), 9.03(b) and Section 9.03(c) have been duly satisfied (the “Parent Closing Certificate”).
ARTICLE 10.
TERMINATION
Section 10.01   Termination.   This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Required Parent Stockholder Vote, unless otherwise indicated below):
(a)   by mutual written agreement of Seller and Parent;
(b)   by either Seller or Parent, if the Closing shall not have occurred by 11:59 p.m., Pacific Time, on August 18, 2025 (the “End Date”), except that if as of the End Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to Applicable Law), other than the conditions set forth in Section 9.01(b) or Section 9.01(c), the End Date shall automatically be extended to 11:59 p.m. Pacific Time, on February 18, 2026; it being understood that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any Party whose action or failure to act (which action or failure to act constitutes a material breach by such Party) has been the primary cause of the failure of the Closing to have occurred prior to the End Date;
(c)   by either Parent or Seller, if a Governmental Authority of competent jurisdiction shall have issued any Order that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order has become final and non-appealable;

(d)   by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would be the primary cause of the failure of a condition set forth in Section 9.03(a) (Parent Representations and Warranties) or Section 9.03(b) (Parent Covenants)), if (i) any representation or warranty of Seller or the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.02(a) would not be satisfied or (ii) any of the covenants or obligations of Seller or the Company contained in this Agreement shall have been breached such that the condition set forth in Section 9.02(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company or Seller during the 30-day period after Parent notifies Seller or the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 10.01(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period;
(e)   by Seller (provided that Seller or the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would be the primary cause of the failure of a condition set forth in Section 9.02(a) (Company Representations and Warranties) or Section 9.02(b) (Company Covenants)), if (i) any representation or warranty of Parent contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.03(a) would not be satisfied or (ii) any of the covenants or obligations of Parent contained in this Agreement shall have been breached such that the condition set forth in Section 9.03(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Parent during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then Seller may not terminate this Agreement under this Section 10.01(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period;
(f)   by Parent, if at any time prior to the Required Parent Stockholder Vote having been obtained, (i) the Parent Board of Directors authorizes Parent, subject to compliance with Section 7.05, to enter into a Parent Acquisition Proposal with respect to a Superior Offer and (ii) concurrently with the termination of this Agreement, Parent enters into such Parent Acquisition Proposal with respect to a Superior Offer;
(g)   by Seller, if at any time prior to the Required Parent Stockholder Vote having been obtained, the Parent Board of Directors or any committee thereof shall have made a Parent Board Adverse Recommendation Change;
(h)   by Parent, if Seller has not delivered (i) the Seller Member Written Consent within two (2) Business Days following the time at which the Registration Statement shall have been declared effective pursuant to Section 6.02(a), or (ii) the Company Member Written Consent within twenty-four (24) hours after the delivery of the Seller Member Written Consent; or
(i)   by either Parent or Seller, if the Required Parent Stockholder Vote shall not have been obtained at the Parent Stockholder Meeting or any adjournment thereof, in each case at which a vote on obtaining the Required Parent Stockholder Vote was taken; provided, however, that the right to terminate this Agreement under this Section 10.01(i) shall not be available to any Party where a failure to obtain the Required Parent Stockholder Vote was primarily caused by a material breach by such Party of any representation, warranty, covenant or other agreement contained in this Agreement.
The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give a notice of such termination to the other Party setting forth a brief description of the basis on which such Party is terminating this Agreement.
Section 10.02   Effect of Termination.   Any proper and valid termination of this Agreement pursuant to Section 10.01 shall become effective immediately upon delivery of written notice by the terminating Party to the other Parties. In the event of a termination of this Agreement pursuant to Section 10.01, this Agreement will be void and of no further force or effect without Liability of any Party (or any Representative of such Party) to any other Party hereto; provided that: (a) the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 7.06(a) (Confidentiality), this Section 10.02, Section 10.03 (Parent Termination Fee) and Article 11 (other than Section 11.03, except to the extent that Section 11.03 relates to the specific performance of the provisions of this Agreement that survive termination)

(collectively, the “Surviving Provisions”), which shall survive any termination of this Agreement and (b) no Party shall be relieved from any Liability resulting from Fraud or a Willful Breach of this Agreement occurring prior to such termination of this Agreement. For the avoidance of doubt, any failure of Seller or the Company to deliver the Seller Member Written Consent or Company Member Written Consent when required pursuant to Section 6.02 shall constitute a Willful Breach of this Agreement.
Section 10.03   Parent Termination Fee.
(a)   If this Agreement is terminated: (i) by Seller pursuant to Section 10.01(g) (Parent Board Adverse Recommendation Change), (ii) by Parent pursuant to Section 10.01(f) (Superior Offer) or (iii) (A) a Parent Acquisition Proposal is made to Parent or Parent’s stockholders generally or is publicly disclosed, in each case, prior to receipt of the Required Parent Stockholder Vote, and not withdrawn, (B) this Agreement is terminated by Seller or Parent pursuant to Section 10.01(i) (Parent No Vote) and (C) within nine (9) months after the date of such termination, Parent enters into a definitive agreement in respect of such Parent Acquisition Proposal (such agreement, the “Alternative Parent Acquisition Agreement”) that is subsequently consummated (provided, that for purposes of this subclause (iii), each reference to “15%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”), Parent shall pay to Seller, not later than two (2) Business Days after the date of termination of this Agreement in the case of clause (i) of this Section 10.03, not later than the date of termination of this Agreement in the case of clause (ii) of this Section 10.03 and not later than two (2) Business Days after the consummation of the transactions contemplated by the Alternative Parent Acquisition Agreement in the case of clause (iii) of this Section 10.03, by wire transfer of immediately available funds, a termination fee of $200,000,000 (the “Termination Fee”). If Parent fails to promptly pay to Seller the Termination Fee due under this Section 10.03, Parent shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).
(b)   For the avoidance of doubt, Seller or the Company may simultaneously seek both specific performance to cause Parent to consummate the Transactions in accordance with Section 11.03 and the payment of the Termination Fee pursuant to this Section 10.03, but in no event shall Seller or the Company be entitled to both (x) equitable relief ordering Parent to consummate the Transactions in accordance with Section 11.03 and (y) the payment of the Termination Fee pursuant to this Section 10.03. For the avoidance of doubt, under no circumstance shall Parent be required to pay the Termination Fee on more than one occasion and Seller shall be responsible for the costs and expenses (including legal fees and expenses) in connection with seeking specific performance.
ARTICLE 11.
MISCELLANEOUS
Section 11.01   Notices.   All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when transmitted by electronic mail (in which case effectiveness shall be the earlier of (i) upon confirmation of receipt (excluding out-of-office or other similar automated replies) or (ii) if such electronic mail is sent prior to 5:00 p.m. Pacific Time on a Business Day, on such Business Day, and if such electronic mail is sent on or after 5:00 p.m. Pacific Time on a Business Day or sent not on a Business Day, the next Business Day), or (c) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:
if to Parent or Merger Sub, to:
AeroVironment, Inc.
900 Innovators Way
Simi Valley, CA 93065
E-mail:
[***]

Attention:
Melissa Brown; Jonah Teeter-Balin

with a copy to (which shall not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention:
Charles Ruck; Tessa Bernhardt; Leah Sauter

Email:
charles.ruck@lw.com; tessa.bernhardt@lw.com; leah.sauter@lw.com if to Seller or the Company, to:
BlueHalo, LLC
4601 N Fairfax Dr, Suite 900
Arlington, VA 22203
Attention:
Jonathan Moneymaker
Robert Richards

Email:
[***]

with a copy (which shall not constitute notice) to:
c/o Arlington Capital Partners
7272 Wisconsin Avenue, 15th Floor
Bethesda, MD 20814
Attention:
David Wodlinger
Henry Albers
Chris Aguemon
Carter Button

Email:
[***]

Goodwin Procter LLP
1900 N Street NW
Washington, DC 20036
Attention:
Joshua Klatzkin; Joshua Zachariah; Blake Liggio;
Matthew M. Mauney; Caitlin Tompkins

Email:
jklatzkin@goodwinlaw.com; jzachariah@goodwinlaw.com;
bliggio@goodwinlaw.com; mmauney@goodwinlaw.com;
ctompkins@goodwinlaw.com

or to such other address as such Party may hereafter specify for the purpose by notice to the other Parties.
Section 11.02   Expenses.   Except as otherwise provided in this Agreement, each of Parent, Merger Sub, Seller and the Company will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Transactions. For the avoidance of doubt, Seller shall be responsible for settlement of the Company Transaction Expenses and shall pay them in full at the Closing. Without limiting the foregoing or any provision in the Agreement, each of Parent and Seller will be equally responsible for, and pay, the RWI Policy Expenses. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party legally responsible therefor. The parties shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.
Section 11.03   Remedies Cumulative; Specific Performance.   The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the requirement of posting any bond or other type of security. The Parties further agree not to oppose the granting of an injunction, specific enforcement or other equitable relief on the basis that any other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge that the agreements contained in this Section 11.03 are an integral part of the Transactions and that, without these agreements, none of Seller, the Company nor Parent would enter into this Agreement.
Section 11.04   Entire Agreement; Severability; Amendments and Waivers.
(a)   This Agreement, the Ancillary Documents and the Confidentiality Agreement (as amended and supplemented) constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.
(b)   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
(c)   Except as provided in Section 11.12 with respect to the Debt Financing Sources, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective.
(d)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 11.05   Binding Effect; Benefit; Assignment.
(a)   The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Except with respect to Section 7.07, Section 11.12 and Section 11.13, no provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.
(b)   No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time after the Effective Time and (ii) Debt Financing Sources as collateral security as provided in Section 11.12, and (iii) after the Effective Time, to any Person; provided, that such transfer or assignment described in clauses (i), (ii) and (iii) shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other Party hereto or due to Parent or Merger Sub.
Section 11.06   Governing Law.   Except as provided in Section 11.12, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute hereunder), without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.
Section 11.07   Jurisdiction.   Except as provided in Section 11.12, the Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or any Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.
Section 11.08   Waiver of Jury Trial.   EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.
Section 11.09   Counterparts; Effectiveness.   This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
Section 11.10   Non-Recourse.   This Agreement may only be enforced against, and any Proceeding based upon, arising out of or related to this Agreement or the Ancillary Documents, or the negotiation, execution or performance of this Agreement or the Ancillary Documents, may only be brought against the named parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named parties to this Agreement (in all cases, as limited herein). No Person who is not a named party to this Agreement, including any past, present or future, direct or indirect, director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, trustee, attorney or representative of the Company, Seller or any of their respective Affiliates (collectively, the “Non-Recourse Parties”), will have or be subject to any Liability (whether in contract or in tort) to Parent or any other Person resulting from (nor will Parent have any claim with respect to) (a) the distribution to Parent, or Parent’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to Parent in data rooms (electronic or otherwise), confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement or the Ancillary Documents, or (b) any claim based on, in respect of, or by reason of, or in connection with, this Agreement or the sale and purchase of the Company, including any alleged non-disclosure or misrepresentations made by any such Persons, in each case, regardless of the legal theory under which such Liability may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each party waives and releases all such Liabilities against any such Persons.
Section 11.11   Non-Survival of Representations and Warranties.   Except in the case of Fraud or for the representations and warranties set forth in Section 3.33, Section 4.13, and Section 5.27 with respect to each Party’s non-reliance, none of the representations or warranties in this Agreement shall survive the Closing, and no claim for breach of any such representation or warranty, or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto, and there will be no Liability in respect thereof, whether such Liability has accrued prior to, on or after the Closing.
Section 11.12   Debt Financing Sources.   Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself, and each of its controlled Affiliates (including the Company) and its Representatives hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources and arising out of or relating to, this Agreement, any Debt Financing or any Debt Financing Documents entered into in connection with any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as may otherwise be provided in the applicable Debt Financing Document, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, any Debt Financing, any Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or any of its controlled Affiliates (including the Company) in any such Proceeding shall be effective if notice is given in accordance with Section 11.01, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law trial by jury in any such Proceeding, including any Proceeding brought against any Debt Financing Sources in any way arising out of or relating to, this Agreement, any Debt Financing, any Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that (i) Seller, its Representatives and its controlled Affiliates (including the Company) (in each case, other than Parent, Merger Sub or any of their controlled Affiliates) shall not have any rights or claims against any Debt Financing Source in any way arising out of or relating to, this Agreement, any Debt Financing, any Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or in equity, in contract, in tort or otherwise and (ii) no Debt Financing Source will have any liability (including by way of consequential, punitive or indirect damages of a tortious nature) to Seller or any of its controlled Affiliates (including the Company) or its Representatives relating to or arising out of this Agreement, any Debt Financing, any Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any Proceeding against any Debt Financing Source under this Agreement, any Debt Financing, any Debt Financing Document or the transactions contemplated hereby or thereby or the performance of any of the services thereunder, (i) agrees that any Debt Financing Source is an express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.12 and that such provisions and the definition of “Debt Financing Sources” (or any other provision of this Agreement or definition to the extent that an amendment of such provision or definition would modify the substance of any of the foregoing) shall not be amended in any way adverse to any Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter, and (j) Parent may assign its rights under this Agreement to any Debt Financing Source as collateral security.
Section 11.13   No Third-Party Beneficiaries.   Parent, the Company and Seller agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the preceding sentence, (i) following the Effective Time, the right of the Company D&O Indemnified Parties to enforce the provisions of Section 7.07 only, (ii) solely in the event the Closing occurs and solely following the Effective Time, the provisions of Article 2 shall be enforceable by holders of Company Units solely to the extent necessary to receive the Aggregate Closing Consideration to which such holders are entitled thereunder and (iii) the Non-Recourse Parties shall be an express third-party beneficiary of and shall be entitled to rely upon Section 11.10.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.
AEROVIRONMENT, INC.
By:
/s/ Wahid Nawabi

Name:
Wahid Nawabi

Title:
Chief Executive Officer

ARCHANGEL MERGER SUB, LLC
By:
/s/ Wahid Nawabi

Name:
Wahid Nawabi

Title:
President

BLUEHALO FINANCING TOPCO, LLC
By:
/s/ David Wodlinger

Name:
David Wodlinger

Title:
President

BLUEHALO HOLDINGS PARENT, LLC
By:
/s/ David Wodlinger

Name:
David Wodlinger

Title:
President

[Signature Page to Agreement and Plan of Merger]

Annex B
Opinion of RBC Capital Markets, LLC
November 18, 2024
The Board of Directors
AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to AeroVironment, Inc., a Delaware corporation (“AeroVironment”), of the Aggregate Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among AeroVironment, Archangel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of AeroVironment (“Merger Sub”), BlueHalo Financing Topco, LLC, a Delaware limited liability company (“BlueHalo” and, together with BlueHalo Financing Holdings, LLC and other subsidiaries of BlueHalo, the “BlueHalo Entities”) and portfolio company of Arlington Capital Partners, and BlueHalo Holdings Parent, LLC, a Delaware limited liability company and sole member of BlueHalo (“BlueHalo Seller”). As more fully described in the Merger Agreement, among other things, (i) Merger Sub will be merged with and into BlueHalo (the “Merger”), with BlueHalo continuing as the surviving company in the Merger, and (ii) the outstanding Class B units, Class E units and preferred units of BlueHalo (collectively, “BlueHalo Units”) will be converted pursuant to the Merger into the right to receive aggregate consideration consisting of 18,548,698 shares of the common stock, par value $0.0001 per share, of AeroVironment (“AeroVironment Common Stock” and, such aggregate number of shares of AeroVironment Common Stock, the “Aggregate Merger Consideration”), subject to certain adjustments and allocations (as to which adjustments and allocations we express no opinion) as set forth in the Merger Agreement. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.
RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates actively trade and/or may actively trade securities or financial instruments (including loans and other obligations) of AeroVironment, Arlington Capital Partners, BlueHalo Seller, BlueHalo and/or other entities involved in the Merger or their respective affiliates and, as applicable, portfolio companies for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities or financial instruments.
We are acting as financial advisor to AeroVironment in connection with the Merger and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Merger. AeroVironment also has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. Although RBCCM and our affiliates have not provided investment banking, commercial banking or financial advisory services to AeroVironment unrelated to the Merger or to BlueHalo Seller or BlueHalo during the approximately past two years for which services RBCCM and our affiliates have received compensation, RBCCM and our affiliates may provide such services to AeroVironment, BlueHalo Seller, BlueHalo and/or certain of their respective affiliates in the future, for which services RBCCM and our affiliates would expect to receive compensation. As you are aware, RBCCM and certain of our affiliates in the past have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to Arlington Capital Partners and/or certain of its affiliates and/or portfolio companies (other than BlueHalo Seller and BlueHalo), for which services RBCCM and our affiliates have received and would expect to receive customary compensation including, during the approximately past two years, having provided financial advisory services to Arlington Capital Partners in connection with a potential acquisition transaction that was not consummated.

The Board of Directors
AeroVironment, Inc.
November 18, 2024
For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:
(i)
we reviewed the financial terms of a draft, dated November 17, 2024, of the Merger Agreement;

(ii)
we reviewed certain financial and other information, and certain historical operating data, relating to the BlueHalo Entities made available to us from internal records of the BlueHalo Entities;

(iii)
we reviewed certain publicly available financial and other information, and certain historical operating data, relating to AeroVironment made available to us from published sources and internal records of AeroVironment;

(iv)
we reviewed certain financial projections and other estimates and data relating to the BlueHalo Entities prepared by the management and other representatives of BlueHalo, including estimates as to certain tax attributes of the BlueHalo Entities, as adjusted by the management of AeroVironment, which projections and other estimates and data we have been directed by AeroVironment to utilize for purposes of our analyses and opinion;

(v)
we reviewed certain financial projections and other estimates and data relating to AeroVironment prepared by the management of AeroVironment, which projections and other estimates and data we have been directed by AeroVironment to utilize for purposes of our analyses and opinion;

(vi)
we conducted discussions with members of the senior managements and other representatives of AeroVironment and BlueHalo with respect to the businesses, prospects and financial outlook of the BlueHalo Entities and AeroVironment;

(vii)
we reviewed the reported prices and trading activity for AeroVironment Common Stock;

(viii)
we compared certain financial metrics of the BlueHalo Entities and AeroVironment with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating the BlueHalo Entities and AeroVironment;

(ix)
we reviewed the relative financial contributions of the BlueHalo Entities and AeroVironment to certain financial metrics of the pro forma combined company; and

(x)
we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of AeroVironment or BlueHalo (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of AeroVironment and BlueHalo, as the case may be, that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have been advised that BlueHalo holds no assets other than its equity interests in BlueHalo Financing Holdings, LLC and we have assumed that, when delivered as contemplated by the Merger Agreement, additional audited and unaudited consolidated financial statements and other information for BlueHalo Financing will not reflect any information that would be meaningful in any respect to our analysis or opinion. We have assumed that the financial projections and other estimates and data (as adjusted, in the case of the BlueHalo Entities, by the management of AeroVironment) that we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements and other representatives of BlueHalo and AeroVironment, as the case may be, as to the future financial performance of, and are a reasonable basis upon which to evaluate, the BlueHalo Entities, AeroVironment, the tax attributes of the BlueHalo Entities and the other matters

The Board of Directors
AeroVironment, Inc.
November 18, 2024
covered thereby and we also have assumed that the financial results reflected therein, including as to the tax attributes of the BlueHalo Entities, will be realized in the amounts and at the times projected. We express no opinion as to any such financial projections or other estimates and data utilized in our analyses or the assumptions upon which they are based.
We have relied upon the assessments of the managements and other representatives of AeroVironment and BlueHalo, as applicable, as to, among other things, (i) the potential impact on AeroVironment and the BlueHalo Entities of macroeconomic, geopolitical, market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the defense industry and the sectors of such industry and geographic regions in which AeroVironment and the BlueHalo Entities operate, including with respect to the availability and pricing of materials, parts and components, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) existing and future products, services, technology and intellectual property of AeroVironment and the BlueHalo Entities, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, services, technology and intellectual property, (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, suppliers, contractors and other commercial relationships of AeroVironment and the BlueHalo Entities, and (iv) the ability of AeroVironment to integrate the businesses of the BlueHalo Entities with those of AeroVironment. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on the BlueHalo Entities, AeroVironment or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to the BlueHalo Entities, AeroVironment or any other entity and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of the BlueHalo Entities, AeroVironment or any other entity. We have not evaluated the solvency or fair value of the BlueHalo Entities, AeroVironment or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have not been requested to make, and we have not made, an independent evaluation of, and we express no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting the BlueHalo Entities, AeroVironment or any other entity. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on the BlueHalo Entities, AeroVironment or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Merger will qualify for the intended tax treatment contemplated by the Merger Agreement. In addition, we have assumed that the executed version of the Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.
Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. Our opinion, as set forth herein, relates to the relative values of the BlueHalo Entities and AeroVironment. We are not expressing any opinion

The Board of Directors
AeroVironment, Inc.
November 18, 2024
as to the actual value of AeroVironment Common Stock when issued in connection with the Merger or the price or range of prices at which BlueHalo Units, AeroVironment Common Stock or any other securities of the BlueHalo Entities or AeroVironment may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. As you are aware, the credit, financial and stock markets, the securities of AeroVironment and the industries in which the BlueHalo Entities and AeroVironment operate, have experienced and continue to experience volatility and disruptions and we express no opinion or view as to any potential effects of such volatility or disruptions on the BlueHalo Entities, AeroVironment or the Merger (including the contemplated benefits thereof).
The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of AeroVironment (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any securityholder as to how such securityholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to AeroVironment of the Aggregate Merger Consideration (to the extent expressly specified herein) provided for pursuant to the Merger Agreement. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or the Merger Agreement, including, without limitation, the form or structure of the Aggregate Merger Consideration, any adjustments to or allocations of the Aggregate Merger Consideration, dissolution of BlueHalo Seller (and related distributions) or support, lock-up, shareholder or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion also does not address the underlying business decision of AeroVironment to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to AeroVironment or in which AeroVironment might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of AeroVironment and its representatives regarding, legal, regulatory, tax, accounting or similar matters, including, without limitation, as to tax or other consequences resulting from the Merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the BlueHalo Entities, AeroVironment or the Merger (including the contemplated benefits thereof), as to which we understand that AeroVironment has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Aggregate Merger Consideration or otherwise.
The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.
Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration provided for pursuant to the Merger Agreement is fair, from a financial point of view, to AeroVironment.
Very truly yours,
/s/ RBC CAPITAL MARKETS, LLC

Annex C
FORM OF SELLER AND SPONSOR MEMBER SUPPORT AGREEMENT
This Seller and Sponsor Member Support Agreement (this “Agreement”) is dated as of [ • ], 2024, by and among AeroVironment, Inc., a Delaware corporation (“Parent”), BlueHalo Holdings Parent, LLC, a Delaware limited liability company (“Seller”) and [Sponsor Member] (the “Sponsor Member”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Sponsor Member is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of such number and type of equity securities of Seller as set forth on Schedule I attached hereto (all such equity securities, together with any equity securities of Seller of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Sponsor Member during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Seller Securities”);
WHEREAS, as of the date hereof, Seller is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of all of the issued and outstanding equity securities of BlueHalo Financing Topco, LLC, a Delaware limited liability company (the “Company”) (all such equity securities, together with any equity securities of the Company of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by Seller or the Sponsor Member during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Company Securities” and collectively with the Seller Securities, the “Subject Securities”);
WHEREAS, as of the date hereof, David Wodlinger and Henry Albers have been designated by and act on behalf of the Sponsor Member as members of the Seller Board of Managers (such Persons and any such Persons designated by the Sponsor Member to be members of the Seller Board of Managers during the period from the date hereof through the Expiration Time, the “Sponsor Member Managers”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Archangel Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), Seller and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving company and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);
WHEREAS, upon the Effective Time and except as otherwise set forth in the Merger Agreement, all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Canceled Units) shall be automatically converted into the right to receive a number of shares of Parent Stock equal to the Aggregate Closing Consideration on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, immediately following the Effective Time and on the Closing Date, Seller shall consummate the Seller Liquidation and, immediately following the Seller Liquidation, the Seller Distribution shall be consummated on the terms and subject to the conditions set forth in the Merger Agreement; and
WHEREAS, as an inducement to Parent to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; COVENANTS
Section 1.1   Compliance with Merger Agreement.   The Sponsor Member hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor Member shall be bound by and comply with Sections 6.01 (Conduct of Seller and Acquired Companies), 6.03 (No Transfer; No Solicitation; Other Offers), 6.07 (Distribution Spreadsheet), 6.10 (Required Financial Statements), 7.02 (Reasonable Best Efforts), 7.03 (Regulatory Filings), 7.06 (Confidentiality; Public Announcements), 7.12 (Obligations in Respect of Financing) and 12.03 (Expenses) of the Merger Agreement (and any relevant definitions contained in any such Sections) to the same extent as such provisions apply to the Company or Seller as if the Sponsor Member was an original signatory to the Merger Agreement with respect to such provisions.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article 11 (Termination) thereof, or (c) such date and time as this Agreement shall be terminated in accordance with Section 3.1 (the earliest of clause (a), (b) or (c) being the “Expiration Time”), except as expressly contemplated by the Merger Agreement or with the prior written consent of Parent, the Sponsor Member shall not (and shall cause Seller not to) and Seller shall not (i) sell, offer to sell, contract or agree to sell, transfer (including by operation of law), hypothecate, pledge, grant any option to purchase, encumber or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities (clauses (i) and (ii) collectively, a “Transfer”), (iii) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect Transfer by the Sponsor Member or Seller of any Subject Securities, or (iv) knowingly take any action that would have the effect of preventing the Sponsor Member or Seller from performing its respective obligations hereunder or any other action in furtherance of any of the matters described in the foregoing clauses (i) through (iii); provided, however, that the foregoing shall not apply to any Transfer to Affiliates of the Sponsor Member or Seller, provided that such transferee agrees in a written agreement reasonably satisfactory to Parent to be bound by this Agreement to the same extent as such Seller or Sponsor Member with respect to such transferred Subject Securities prior to the occurrence of such Transfer. Any Transfer or attempted Transfer of any Subject Securities in violation of any provision of this Agreement shall be void ab initio and of no force or effect.
Section 1.3   New Securities.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Securities are issued to the Sponsor Member or Seller after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of Subject Securities or otherwise, (b) the Sponsor Member or Seller purchases or otherwise acquires beneficial ownership of any Subject Securities or (c) the Sponsor Member or Seller acquire the right to vote or share in the voting of any Subject Securities (collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor Member or Seller shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor Member or Seller as of the date hereof.
Section 1.4   Sponsor Member Agreements.   Hereafter until the Expiration Time, each of the Sponsor Member and Seller hereby unconditionally and irrevocably agrees (i) to take all actions necessary to cause the Sponsor Member Managers to vote or provide consent (or cause to be voted or consented) at any meeting of the Seller Board of Managers (in each case, including any adjournment or postponement thereof) and in any action by written consent of the Seller Board of Managers, and (ii) that, (A) at any meeting of the Seller Members (in each case, including any adjournment or postponement thereof), and in any action by written consent of the Seller Members, requested by the Seller Board of Managers or the Company Board of Managers or otherwise undertaken as contemplated by the Transactions, including in the form attached as Exhibit A-1 (the “Seller Member Written Consent”) (which written consent shall be delivered as promptly as reasonably practicable, and in any event within two (2) Business Days, following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to the Seller Members) and (B) at any meeting of the equity holders of the Company (in each case, including any adjournment or postponement thereof), and in any action by written consent of the equity holders of the Company, requested by the Seller Board of Managers or the Company Board of Managers or otherwise undertaken as contemplated by the Transactions, including in the form attached as Exhibit A-2 (the “Company Member Written Consent”) (which written consent shall be delivered immediately following the delivery of the Seller Member Written Consent), (x) the Sponsor Member shall (or shall cause Seller to) and Seller shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Securities to be counted as present thereat for purposes of establishing a quorum, (y) the Sponsor Member shall (or shall cause Seller to) and Seller shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Securities and (z) as promptly as reasonably practicable, and in any event within two (2) Business Days, following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to the Seller Members, Seller shall solicit the approval by written consent in the form of the Seller Member Written Consent from Seller Members sufficient for the Requisite Seller Member Approval, in each case, with respect to clauses (i) through (iii) above:
(a)
to approve and adopt the Merger Agreement and the Transactions, including the Seller Liquidation and the Seller Distribution in accordance with the terms of the Merger Agreement;

(b)
in any other circumstances upon which a consent or other approval is required under the Seller LLCA or the Company LLCA or a consent or other approval is otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of the Subject Securities held by the Sponsor Member and Seller at such time in favor thereof;

(c)
against any proposal (including any proposal to amend the Seller LLCA or the Company LLCA) that would change the composition of the Seller Board of Managers such that the Sponsor Member Managers would no longer represent a majority of the voting power of the members of the Seller Board of Managers;

(d)
against and withhold consent with respect to any Company Acquisition Proposal; and

(e)
against any and all other proposals that would delay or impair the ability of the Company or Seller to consummate the Transactions.

The Sponsor Member hereby agrees that it shall not (and shall cause Seller and the Sponsor Member Managers not to) and Seller hereby agrees that it shall not, commit or agree to take any action inconsistent with the foregoing.
Section 1.5   Proxy.
(a)   Without limiting any other rights or remedies of Seller, during the period commencing on the date hereof and ending at the Expiration Time, the Sponsor Member hereby irrevocably appoints Seller or any Person designated by Seller as the Sponsor Member’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Sponsor Member, to attend on behalf of the Sponsor Member any meeting of the Seller Members with respect to the matters described in Section 1.4, to include the Subject Securities in any computation for purposes of establishing a quorum at any such meeting of the Seller Members, to vote (or cause to be voted) the Subject Securities or consent (or withhold consent) with respect to any of the matters described in Section 1.4 in connection with any meeting of the Seller Members or any action by written consent by the Seller Members, in each case, in the event that the Sponsor Member fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1.4.
(b)   The proxy granted by the Sponsor Member pursuant to Section 1.4(a) is coupled with an interest sufficient in Law to support an irrevocable proxy and is granted in consideration for Parent entering into the Merger Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Sponsor Member pursuant to Section 1.5(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Sponsor Member and shall revoke any and all prior proxies granted by the Sponsor Member with respect to the Subject Securities. The vote or consent of the proxyholder in accordance with Section 1.5(a) and with respect to the matters in Section 1.4 shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Securities and a vote or consent by the Sponsor Member of the Subject Securities (or any other Person with the power to vote the Subject Securities) with respect to the matters in Section 1.4. The proxyholder may not exercise the proxy granted pursuant to Section 1.5(a) on any matter except those provided in Section 1.4. For the avoidance of doubt, the Sponsor Member may vote the Subject Securities on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.
Section 1.6   No Challenges.   Seller agrees not to (and the Sponsor Member shall cause Seller not to) and the Sponsor Member agrees not to commence, join in, facilitate, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, Seller, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of any person, in each case, in connection with the evaluation, negotiation or entry into this Agreement, the Merger Agreement or the Transactions (including the Seller Liquidation and Seller Distribution).
Section 1.7   Appraisal Rights.   Seller hereby irrevocably waives and agrees not to (and the Sponsor Member shall cause the Seller not to) and the Sponsor Member hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from Transactions that he, she or it may have with respect to the Subject Securities under Applicable Law and agree not to commence, participate in, assist or knowingly encourage in any way any Proceeding to seek (or file any petition related to) appraisal or rights to dissent from the Transactions.
Section 1.8   Shareholder Agreement.   The Sponsor Member has delivered (or Seller has caused the Sponsor Member to deliver), substantially simultaneously with the execution and delivery of the Merger Agreement, a duly executed copy of the Shareholder Agreement in substantially the form attached as Exhibit C to the Merger Agreement, which shall be effective as of the Effective Time in accordance with its terms.
Section 1.9   Further Assurances.   Seller shall (and shall cause the Sponsor Member to) and the Sponsor Member shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), in each case as reasonably requested by Parent to effect the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein.
Section 1.10   No Inconsistent Agreement.   Each of Seller and the Sponsor Member hereby represents and covenants that each of Seller and the Sponsor Member has not entered into, and prior to the Expiration Time, shall not enter into, any agreement that would in any material respect restrict, limit or interfere with the performance of Seller or the Sponsor Member’s obligations hereunder.
Section 1.11   Consent to Disclosure.   Each of Seller and the Sponsor Member hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent, Seller or the Company to any Governmental Authority or to securityholders of Parent) of Seller’s or the Sponsor Member’s identity and beneficial ownership of Subject Securities and the nature of Seller’s or the Sponsor Member’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent, a copy of this Agreement. Each of Seller and the Sponsor Member will promptly provide any information reasonably requested by Parent that is necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Sponsor Members.   Each of Seller and the Sponsor Member represents and warrants as of the date hereof to Parent as follows:

(a)   Organization and Standing.   Each of Seller and the Sponsor Member is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.
(b)   Authority for Agreements.   Each of Seller and the Sponsor Member has all requisite corporate, limited liability company, or other analogous organizational power and corporate, limited liability company, or other analogous organizational authority to enter into this Agreement and any other ancillary agreements to which the Sponsor Member is a party in connection with the Merger (collectively, the “Related Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Related Agreements to which Seller or the Sponsor Member is a party by Seller or the Sponsor Member and the consummation by Seller or the Sponsor Member of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Seller and the Sponsor Member, and no further action is required on the part of Seller and the Sponsor Member (or their respective stockholders, shareholders, limited or general partners, or other equity or interest holders of Seller or the Sponsor Member) to authorize this Agreement and any other Related Agreements to which Seller or the Sponsor Member is a party and the transactions contemplated hereby and thereby. This Agreement and each of the other Related Agreements to which Seller or the Sponsor Member is a party have been duly executed and delivered by Seller and the Sponsor Member and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid and binding obligations of Seller and the Sponsor Member enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
(c)   Ownership.   Each of Seller and the Sponsor Member is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of such party’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) Company LLCA or the Seller LLCA, (iii) the Merger Agreement, or (iv) any applicable securities Laws. Each of Seller’s or the Sponsor Member’s Subject Securities are the only equity securities in the Company or Seller owned of record or beneficially by Seller or the Sponsor Member on the date of this Agreement, and none of Seller’s or the Sponsor Member’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Seller LLCA and the Company LLCA. Other than the Subject Securities, each of Seller and the Sponsor Member does not hold or own any rights to acquire (directly or indirectly) any equity securities of Seller or the Company or any equity securities convertible into, or which can be exchanged for, equity securities of Seller or the Company.
(d)   No Conflicts.   The execution and delivery by Seller and the Sponsor Member of this Agreement and any other Related Agreement to which Seller or the Sponsor Member is a party, and the consummation of the transactions contemplated hereby and thereby, do not conflict with or result in any violation of or default in any respect under (with or without notice or lapse of time, or both) (A) any provision of the organizational documents of Seller or the Sponsor Member, as applicable, each as amended to date and currently in effect, (B) any Contract to which Seller or the Sponsor Member is a party or by which any of their respective properties or assets may be bound or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Sponsor Member or any of their respective properties or assets (whether tangible or intangible), except in the case of clauses (B) and (C), such conflict, violation or default that would not, individually or in the aggregate, have a material effect on Seller’s or the Sponsor Member’s ability to perform its obligations under this Agreement.
(e)   Litigation.   As of the date hereof, there is no action, suit, claim, litigation, arbitration or other Proceeding of any nature pending, or to the knowledge of Seller or the Sponsor Member, threatened in writing, against Seller or the Sponsor Member or their respective properties (tangible or intangible) (or any of Seller or the Sponsor Member’s officers or directors (in their capacities as such)), nor to Seller or the Sponsor Member’s knowledge is there any investigation pending or threatened in writing by any Governmental Authority against Seller or the Sponsor Member or any of their respective properties (whether tangible or intangible) (or any of Seller or the Sponsor Member’s officers or directors (in their capacities as such)), arising out of or that relates in any way to (i) this Agreement, the Merger Agreement, any other Related Agreements to which Seller or the Sponsor Member is a party or any of the transactions contemplated hereby or thereby, (ii) Seller or the Sponsor Member’s beneficial ownership of the Subject Securities or rights to acquire Subject Securities, (iii) Seller’s capacity as sole member of the Company or the Sponsor Member’s capacity as a Seller Member or (iv) any other agreement between the Sponsor Member (or any of its Affiliates) and Seller and the Company (or any of its respective Affiliates). As of the date hereof, there is no action, suit, claim or other Proceeding pending or, to the knowledge of Seller or the Sponsor Member, threatened in writing against Seller or the Sponsor Member with respect to which Seller or the Sponsor Member has a contractual right or a right pursuant to the DGCL or DLLCA to indemnification from an Acquired Company related to facts and circumstances existing prior to the Effective Time. As of the date hereof, there is no action, suit, claim or other Proceeding pending or, to the knowledge of Seller or the Sponsor Member, threatened in writing against Seller or the Sponsor Member that would prevent, enjoin or materially delay the performance by Seller or the Sponsor Member of its obligations under this Agreement.
(f)   Access to Information.   Each of Seller and the Sponsor Member has carefully read this Agreement, the Merger Agreement and the other Related Agreements to which Seller or the Sponsor Member is a party and has had the opportunity to discuss the requirements of this Agreement, the Merger Agreement and such other Related Agreements with such party’s professional advisors to the extent such party has deemed necessary. Each of Seller and the Sponsor Member hereby acknowledges and agrees that such party has had access to adequate information regarding this Agreement, the Merger Agreement and any other Related Agreements to which Seller or the Sponsor Member is a party and the transactions contemplated hereby and thereby, including the Merger, to enable such party to evaluate the risks and merits of this Agreement. Each of Seller and the Sponsor Member acknowledges that the agreements contained herein with respect to the Subject Securities held by Seller or the Sponsor Member are irrevocable and result in the waiver of any rights of the undersigned to demand appraisal in connection with the Merger under Section 18-210 of the DLLCA and Section 262 of the DGCL or any other Applicable Law.
(g)   Brokers and Finders.   Except for J.P. Morgan Securities LLC, no Person has acted on behalf of Seller or the Sponsor Member in such manner as to incur any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement, the Merger Agreement or any Related Agreements or any transaction contemplated hereby or thereby, nor will Parent, any Acquired Company or their respective Affiliates incur, directly or indirectly, any such liability based on arrangements made by or on behalf of Seller or the Sponsor Member.
Section 2.2   Representations and Warranties of Parent.   Parent represents and warrants as of the date hereof to each of Seller and the Sponsor Member as follows:
(a)   Authority for Agreement.   Parent has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, and no further action is required on the part of Parent to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto, constitute valid and binding obligations of Parent enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
(b)   No Conflicts.   The execution and delivery by Parent of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in any violation of or default in any respect under (with or without notice or lapse of time, or both) (A) any provision of the organizational documents of Parent, each as amended to date and currently in effect, (B) any Contract to which Parent is a party or by which any of their respective properties or assets may be bound or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, except in the case of clauses (B) and (C), such conflict, violation or default that would not, individually or in the aggregate, have a material adverse effect on Parent’s ability to perform its obligations under this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Parent, Seller and the Sponsor Member. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any willful and material breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2   Non-Survival of Representations and Warranties.   None of the representations and warranties in this Agreement or in any schedule or other document delivered pursuant to this Agreement shall survive the Expiration Time or the termination of this Agreement.
Section 3.2   Miscellaneous.   Sections 12.04 (Remedies Cumulative; Specific Performance), 12.05(b) (Severability), 12.07 (Governing Law), 12.08 (Jurisdiction) and 12.09 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
Section 3.3   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except by the Sponsor Member or Seller in connection with a transfer of Subject Securities permitted by Section 2.1 herein, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of Law) without the prior written consent of the parties hereto.
Section 3.4   Amendment; Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Parent, the Sponsor Member and Seller.
Section 3.5   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Parent:
AeroVironment, Inc.
900 Innovators Way
Simi Valley, CA 93065
Attention:
Melissa Brown; Jonah Teeter-Balin

Email:
[***]

with a copy to (which will not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention:
Charles Ruck; Tessa Bernhardt; Leah Sauter

Email:
charles.ruck@lw.com; tessa.bernhardt@lw.com; leah.sauter@lw.com

If to Seller:
BlueHalo, LLC
4601 N Fairfax Dr, Suite 900
Arlington, VA 22203
Attention:
Jonathan Moneymaker; Robert Richards

Email:
[***]

with a copy to (which will not constitute notice):
c/o Arlington Capital Partners
7272 Wisconsin Avenue, 15th Floor
Bethesda, MD 20814
Attention:
David Wodlinger; Henry Albers; Chris Aguemon; Carter Button

Email:
[***]

and
Goodwin Procter LLP
1900 N Street NW
Washington, DC 20036
Attention:
Joshua Klatzkin; Joshua Zachariah; Blake Liggio;
Matthew M. Mauney; Caitlin Tompkins

Email:
jklatzkin@goodwinlaw.com; jzachariah@goodwinlaw.com;
bliggio@goodwinlaw.com; mmauney@goodwinlaw.com;
ctompkins@goodwinlaw.com

If to the Sponsor Member:
BH ACP Holdings, L.P.
c/o Arlington Capital Partners
7272 Wisconsin Avenue, 15th Floor
Bethesda, MD 20814
Attention:
David Wodlinger; Henry Albers; Chris Aguemon; Carter Button

Email:
[***]

with a copy to (which will not constitute notice):
Goodwin Procter LLP
1900 N Street NW
Washington, DC 20036
Attention:
Joshua Klatzkin; Joshua Zachariah; Blake Liggio;
Matthew M. Mauney; Caitlin Tompkins

Email:
jklatzkin@goodwinlaw.com; jzachariah@goodwinlaw.com;
bliggio@goodwinlaw.com; mmauney@goodwinlaw.com;
ctompkins@goodwinlaw.com

Notwithstanding the foregoing, in the event notice is delivered pursuant to this Section 3.5 by a means other than email, such party shall email such notice within one (1) Business Day of delivery of such notice by such other means.

Section 3.6   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.7   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.8   Interpretation.   The parties hereto each hereby agree that covenant, agreement, promise, representation and/or warranty contained in this Agreement shall be made on a several and joint basis by each party hereto.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Seller, the Sponsor Member and Parent have each caused this Seller and Sponsor Member Support Agreement to be duly executed as of the date first written above.
SELLER:
BLUEHALO HOLDINGS PARENT, LLC
By: Name: Title:

IN WITNESS WHEREOF, Seller, the Sponsor Member and Parent have each caused this Seller and Sponsor Member Support Agreement to be duly executed as of the date first written above.
SPONSOR MEMBER:
[NAME]
By: Name: Title:

IN WITNESS WHEREOF, Seller, the Sponsor Members and Parent have each caused this Seller and Sponsor Member Support Agreement to be duly executed as of the date first written above.
PARENT:
AEROVIRONMENT, INC.
By: Name: Title:

Schedule I
Subject Securities
Sponsor Member	Preferred A Equity	Preferred B Equity	Preferred C Equity	Common Equity

Exhibit A-1
Seller Member Written Consent
[See attached]

Exhibit A-2
Company Member Written Consent
[See attached]

Annex D
FORM OF JOINDER AND LOCK-UP AGREEMENT
THIS JOINDER AND LOCK-UP AGREEMENT is dated as of [•], 2024 (this “Agreement”), by and between AeroVironment, Inc., a Delaware corporation (“Parent”), and the undersigned (the “Seller Member”), a holder of equity interests of BlueHalo Holdings Parent, LLC, a Delaware limited liability company (“Seller”) [and shall be effective as of the Closing Date]1. Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement (as defined below), a copy of which has been made available to the Seller Member.
RECITALS
WHEREAS, [contemporaneously with the execution and delivery of this Agreement,]2 Parent, Archangel Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), Seller and BlueHalo Financing TopCo, LLC, a Delaware limited liability company (the “Company”), have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of November 18, 2024, pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving company and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);
WHEREAS, upon the Effective Time and except as otherwise set forth in the Merger Agreement, all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Canceled Units) shall be automatically converted into the right to receive a number of shares of Parent Stock equal to the Aggregate Closing Consideration on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, immediately following the Effective Time and on the Closing Date, Seller shall consummate the Seller Liquidation and, immediately following the Seller Liquidation, the Seller Distribution shall be consummated on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, consummation of the Merger by Parent is conditioned upon receipt by Parent of executed Joinder and Lock-Up Agreements from Seller Members entitled to receive 85% of the Aggregate Closing Consideration; and
WHEREAS, the Seller Member understands and acknowledges that Parent and Merger Sub are entitled to rely on (i) the truth and accuracy of the Seller Member’s representations and warranties contained herein and (ii) the Seller Member’s performance of the obligations, covenants and agreements set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally and irrevocably bound hereby, Parent and the Seller Member hereby agree as follows:
1.   Representations and Warranties of the Seller Member.   The Seller Member hereby represents and warrants to Parent and Merger Sub as follows:
(a)   Organization and Standing.   If and to the extent that the Seller Member is an entity, the Seller Member is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.
(b)   Authority for Agreements.   If the Seller Member is an entity, the Seller Member has all requisite corporate, limited liability company, or other analogous organizational power and corporate,

1
To include in form of Agreement to be signed by the Supporting Seller Members.

2
To include in form of Agreement to be signed by the Supporting Seller Members.

limited liability company, or other analogous organizational authority to enter into this Agreement and any other ancillary agreements to which the Seller Member is a party in connection with the Merger (collectively, the “Related Agreements”) and to consummate the transactions contemplated hereby and thereby. If the Seller Member is an entity, the execution and delivery of this Agreement and any other Related Agreements to which the Seller Member is a party by the Seller Member and the consummation by the Seller Member of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller Member, and no further action is required on the part of the Seller Member (or its unitholders, limited or general partners, or other equity or interest holders of the Seller Member) to authorize this Agreement and any other Related Agreements to which the Seller Member is a party and the transactions contemplated hereby and thereby. This Agreement and each of the other Related Agreements to which the Seller Member is a party have been duly executed and delivered by the Seller Member and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid and binding obligations of the Seller Member enforceable against him, her or it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
(c)   Ownership.   The Seller Member is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, the Seller Units set forth on the signature page hereto (subject to, in the case of individuals, applicable community property laws, if any) (the “Owned Securities”), and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Owned Securities (other than transfer restrictions under the Securities Act)) affecting any such Owned Securities, other than Liens pursuant to (i) this Agreement, (ii) the Seller LLCA, (iii) the Merger Agreement, (iv) the Seller Member Support Agreement or (v) any applicable securities Laws. The Seller Member’s Owned Securities are the only equity securities in Seller owned of record or beneficially by the Seller Member on the date of this Agreement, and none of the Seller Member’s Owned Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Owned Securities, except as provided hereunder, the Seller Member Support Agreement and under the Seller LLCA. Other than the Owned Securities, the Seller Member does not hold or own any rights to acquire (directly or indirectly) any equity securities of Seller or any equity securities convertible into, or which can be exchanged for, equity securities of Seller. Subject to the terms of the Seller Member Support Agreement, the Seller Member has the sole right to vote and dispose of the Owned Securities and neither such Owned Securities nor any interest therein has been (or, as of the Closing, will be) sold, assigned, endorsed, transferred, deposited under any agreement, hypothecated, pawned, pledged for any bank or brokerage loan or otherwise, or disposed of in any manner by the Seller Member.
(d)   No Conflicts.   Except as permitted by this Agreement, the execution and delivery by the Seller Member of this Agreement and any other Related Agreement to which the Seller Member is a party, and the consummation of the transactions contemplated hereby and thereby, do not conflict with or result in any violation of or default in any respect under (with or without notice or lapse of time, or both) (A) any provision of the organizational documents of the Seller Member, as applicable, each as amended to date and currently in effect, (B) any Contract to which the Seller Member is a party or by which any of his, her or its properties or assets may be bound or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Seller Member or any of his, her or its properties or assets (whether tangible or intangible), except in the case of clauses (B) and (C), such conflict, violation or default that would not, individually or in the aggregate, have a material effect on the Seller Member’s ability to perform its, his or her obligations under this Agreement.
(e)   Litigation.   As of the date hereof [and as of the Closing Date]3, there is no action, suit, claim, litigation, arbitration or other Proceeding of any nature pending, or to the knowledge of the Seller Member, threatened in writing, against the Seller Member or his, her or its properties (tangible or intangible) (or, if and to the extent that the Seller Member is an entity, any of the Seller Member’s officers or directors (in their capacities as such)), nor to the Seller Member’s knowledge is there any

3
To include in form of Agreement to be signed by the Supporting Seller Members.

investigation pending or threatened in writing by any Governmental Authority against Seller Member or any of Seller Member’s properties (whether tangible or intangible) (or, if and to the extent that Seller Member is an entity, any of Seller Member’s officers or directors (in their capacities as such)), arising out of or that relates in any way to (i) this Agreement, the Merger Agreement, any other Related Agreements to which the Seller Member is a party or any of the transactions contemplated hereby or thereby, (ii) the Seller Member’s beneficial ownership of Seller Units or rights to acquire Seller Units, (iii) the Seller Member’s capacity as a Seller Member or (iv) any other agreement between the Seller Member (or any of its Affiliates) in the Seller Member’s capacity as a securityholder of Seller and the Company (or any of its Affiliates). As of the date hereof [and as of the Closing Date]4, there is no action, suit, claim or other Proceeding pending or, to the knowledge of the Seller Member, threatened in writing against the Seller Member with respect to which the Seller Member has a contractual right or a right pursuant to the DGCL or DLLCA to indemnification from Seller or an Acquired Company related to facts and circumstances existing prior to the Effective Time. As of the date hereof [and as of the Closing Date]5, there is no action, suit, claim or other Proceeding pending or, to the knowledge of the Seller Member, threatened in writing against the Seller Member that would prevent, enjoin or materially delay the performance by the Seller Member of its, his or her obligations under this Agreement.
(f)   Access to Information.   The Seller Member has carefully read this Agreement, the Merger Agreement and the other Related Agreements to which the Seller Member is a party and has had the opportunity to discuss the requirements of this Agreement, the Merger Agreement and such other Related Agreements with the Seller Member’s professional advisors to the extent the Seller Member has deemed necessary. The Seller Member hereby acknowledges and agrees that the Seller Member has had access to adequate information regarding this Agreement, the Merger Agreement and any other Related Agreements to which the Seller Member is a party and the transactions contemplated hereby and thereby, including the Merger, to enable the Seller Member to evaluate the risks and merits of this Agreement. The Seller Member acknowledges that the agreements contained herein with respect to the Owned Securities held by the Seller Member are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Merger under Section 18-210 of the DLLCA and Section 262 of the DGCL or any other Applicable Law.
(g)   Brokers and Finders.   No Person has acted on behalf of the Seller Member in such manner as to incur any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement, the Merger Agreement or any Related Agreements or any transaction contemplated hereby or thereby, nor will Parent, any Acquired Company or their respective Affiliates incur, directly or indirectly, any such liability as a result of any action taken, or agreement entered into, by the Selling Member based on any Contract made by or on behalf of Selling Member solely in Selling Member’s capacity as a securityholder of Seller.
(h)   Tax Matters.   The Seller Member has had an opportunity to review with his, her or its own tax advisors the tax consequences of the Merger and the other transactions contemplated by the Merger Agreement, this Agreement and any other Related Agreements. The Seller Member understands that he, she or it must rely solely on his, her or its advisors and not on any statements or representations made by Parent, the Acquired Companies or any of their Affiliates, agents, representatives or advisors. The Seller Member understands that the Seller Member (and not Parent, the Acquired Companies, the Surviving Company or any of their Affiliates) shall be responsible for any tax liability for the Seller Member that may arise as a result of the Merger or the other transactions contemplated by the Merger Agreement, this Agreement and any other Related Agreements.
(i)   Ownership of Assets.   The Seller Member does not own any Intellectual Property Rights, or any other property or asset, that is used by any Acquired Company, nor does the Seller Member own (whether solely or jointly), or have any rights to or under, any Company IP or any other property or asset of the Acquired Companies, except under written Contracts that are listed in the Company Disclosure Schedule to the Merger Agreement.

4
To include in form of Agreement to be signed by the Supporting Seller Members.

5
To include in form of Agreement to be signed by the Supporting Seller Members.

(j)   Debts; Liens.   The Seller Member does not hold any Indebtedness of the Company, including any Indebtedness secured by any Lien on any property owned by the Acquired Companies, other than as listed in the Company Disclosure Schedule to the Merger Agreement.
(k)   Disclaimer.   Notwithstanding anything in this Agreement to the contrary: (i) the Seller Member makes no agreement or understanding herein in any capacity other than in the Seller Member’s capacity as a holder of record and beneficial owner of securities of Seller, and not in the Seller Member’s capacity as a director or officer of Seller or the Company, and (ii) nothing herein will be construed to limit or impair the ability of the Seller Member to exercise his or her fiduciary duties in his or her capacity as a director or officer of Seller or the Company.
2.   Joinder as Party to the Merger Agreement.   The Seller Member hereby acknowledges and agrees that by entering into this Agreement (i) such Seller Member joins in and adopts, and agrees to comply with and to be bound by, all provisions applicable to the holders of Seller Units as shall be applicable to Seller Member under the Merger Agreement, as if Seller Member were directly a party to the Merger Agreement, (ii) the Seller Member is a “Seller Member,” as the case may be, for all purposes under the Merger Agreement in respect of the Seller Units held by such Seller Member and (iii) the Seller Member’s rights and entitlements under the Merger Agreement and the Related Agreements, including the right to receive such Seller Member’s Allocated Portion of the Aggregate Closing Consideration with respect to the Seller Units held by the Seller Member in accordance with, and subject to, the terms and conditions of, the Merger Agreement, shall constitute satisfaction in full of all obligations owed to the Seller Member with respect to the Seller Units held by such Seller Member.
3.   Survival.   If the Merger is consummated, the representations and warranties of the Seller Member set forth in Section 1 of this Agreement shall survive the Closing and the Effective Time and shall remain in full force and effect for three (3) years after the Closing Date, except that the representations and warranties of the Seller Member set forth in Sections 1(a), 1(b), 1(c), 1(d) and 1(g) shall remain in full force and effect for five (5) years after the Closing Date.
4.   Lock-Up.
(a)   The Seller Member shall not Transfer (as defined in Section 5(b) below) one hundred percent (100%) of the shares of Parent Stock received pursuant to the Merger Agreement (rounded up to the nearest whole share, the “Locked-up Shares”) for a period beginning on the Closing Date and continuing through the close of trading on the date that is twenty-four (24) months after the Closing Date (the “Lock-up Period”); provided, that (i) forty percent (40%) of the Seller Member’s Locked-up Shares as of the Effective Date (rounded down to the nearest whole share) shall be released from the restrictions of this Section 4(a) upon the date that is twelve (12) months after the Closing Date, (ii) thirty percent (30%) of the Seller Member’s Locked-up Shares as of the Effective Date (rounded down to the nearest whole share) shall be released from the restrictions of this Section 4(a) upon the date that is eighteen (18) months after the Closing Date, and (iii) the remainder of the Seller Member’s Locked-up Shares shall be released from the restrictions of this Section 4(a) upon the expiration of the Lock-up Period.
(b)   Notwithstanding the provisions of Section 4(a), during the Lock-up Period, the Seller Member may Transfer all or a portion of the Locked-up Shares (i) as a bona fide gift or gifts as a charitable contribution, or for bona fide estate planning purposes; provided, that the donee or donees thereof agree in writing, in form and substance reasonably satisfactory to Parent, to be bound by the terms and conditions of this Agreement (such written agreement, a “Joinder”), (ii) to any trust for the direct or indirect benefit of the Seller Member or an immediate family member of the Seller Member; provided, that the trustee of the trust delivers an executed Joinder to Parent; provided, further, that any such Transfer shall not involve a disposition for value, (iii) to the Seller Member’s Affiliates; provided, that such Affiliate(s) deliver an executed Joinder to Parent, (iv) as a pledge or hypothecation as collateral for indebtedness (including all rights of foreclosure and related remedies available under applicable law), provided, that such transferee(s) in connection with foreclosure and related remedies delivers an executed Joinder to Parent; and provided further, that no such pledge or hypothecation would be prohibited pursuant to Parent’s Insider Trading Policy, (v) pursuant to a tender or exchange offer publicly recommended by the Parent Board of Directors, (vi) pursuant to a merger, stock sale or consolidation of Parent, (vii) by will or other testamentary document or by intestacy, (viii) pursuant to a qualified domestic order in connection with a divorce settlement, divorce decree, separation agreement or other domestic court order; provided, that such transferee(s) delivers an executed Joinder to Parent, or (ix) Seller may establish or modify trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Locked-up Shares; provided, that (1) such plans do not provide for the Transfer of Locked-up Shares during the Lock-up Period and (2) no filing by any party under the Exchange Act or other public announcement, report or filing shall be made voluntarily in connection with such trading plan and to the extent a public announcement, report or filing under the Exchange Act is required and is or made by or on behalf of the Seller Member regarding the establishment or modification of such plan during the Lock-up Period, such announcement, report or filing shall include a statement to the effect that the undersigned is not permitted to Transfer, sell or otherwise dispose of securities under such plan during the Lock-up Period in contravention of this Agreement. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Notwithstanding the foregoing, there shall be no voluntary filing or other public disclosure made by any party in connection with any Transfer permitted by clauses (i)-(ix) of this Section 4(b) and, to the extent a public announcement or filing under the Exchange Act is required to be made by or on behalf of the Seller or the Company in connection with such Transfer, such announcement or filing shall indicate the circumstances related to such Transfer.
(c)   The Seller Member consents to the entry of stop transfer instructions with Parent’s transfer agent and registrar against the transfer of the Locked-Up Shares except in compliance with the restrictions set forth in this Section 4.
(d)   The Seller Member acknowledges that the Locked-up Shares will bear a legend reflecting the above restrictions.
5.   Covenants of Seller Member.
(a)   Confidentiality.   For three (3) years following the Effective Time (the “Confidentiality Period”), except with the prior written consent of Parent, the Seller Member agrees (i) to keep confidential and not disclose (other than to its officers, directors, employees, attorneys, accountants, affiliates of such Seller Member and other advisors with a reasonable need to know, provided that such Persons have agreed to or are otherwise bound by the confidentiality restrictions contained herein, or by similar legally binding obligations of confidentiality): (1) any Related Agreements and the transactions contemplated thereby to the extent not filed with the SEC or otherwise publicly disclosed in accordance with applicable securities Laws; and (2) all Company Confidential Information (as defined below) obtained by the Seller Member or its directors, officers, employees, agents or representatives; and (ii) not to use any such Company Confidential Information in any manner whatsoever (unless such Seller Member is an employee of Parent or one of its controlled Affiliates following the Closing, in which case such Seller Member shall be entitled to use any Company Confidential Information solely in carrying out his or her duties as, and during the term he or she is, an employee of Parent or one its controlled Affiliates following the Closing), except, in each case, to the extent that (A) any such information is reasonably necessary for enforcing the Seller Member’s rights under this Agreement, the Merger Agreement or any other Related Agreements or in connection with the transactions contemplated hereby or thereby or is disclosed to any Governmental Authority in connection with any Action involving a dispute between the Seller Member and Parent; (B) the Seller Member is required by any Applicable Law to divulge or disclose any such information (in which case the Seller Member shall, to the extent legally permitted and reasonably practicable, promptly notify Parent in advance of disclosing such information and use commercially reasonable efforts to cooperate with Parent to limit such disclosure to the extent permitted under any Applicable Law at Parent’s sole cost and expense); (C) with respect to any information described in clause (a)(i)(1), to the extent disclosure is made by a Seller Member that is a venture capital, private equity or other investment firm fund, in communications to its existing investors and lenders as may be legally or contractually required, or customarily provided in the ordinary course of business to potential investors, lenders and the accountants and advisors of any of the foregoing; provided that any recipient of information pursuant to this clause (C) is subject to legally binding confidentiality restrictions with respect to any such disclosed information; or (D) to other Seller Members and their respective representatives; provided that any recipient of information pursuant to this clause (D) has agreed to or are otherwise bound by the confidentiality restrictions contained herein, or by similar legally binding obligations of confidentiality. Nothing contained herein shall be construed to limit or prevent any Seller Member that is a venture capital, private equity or other investment firm fund or any of its affiliates from investing in or acquiring (or considering investing in or acquiring) any company or entity, even those engaged in the same or related business as that engaged in (or proposed to be engaged in) by the Acquired Companies; provided that such Seller Member does not use Company Confidential Information in breach of this Agreement in connection with such activities. Further, any such Seller Member may gain general industry knowledge from reviewing Company Confidential Information that cannot be separated from their overall knowledge and, provided that such Seller Member does not use Company Confidential Information in breach of this Agreement, such Seller Member shall be permitted to use this general industry knowledge in the ordinary course of business. No portfolio company of a Seller Member will be deemed to have received, or to have been made aware of, Company Confidential Information solely due to the dual roles of any employee, consultant or advisor of such Seller Member that serves as a board member, officer, employee or advisor of such portfolio company, so long as such dual role persons do not provide any Company Confidential Information to the other board members, officers, employees or advisors of such portfolio company that are not dual role persons.
For purposes of this paragraph, “Company Confidential Information” means all trade secrets and all other information, knowledge, ideas or data relating to any Acquired Company that is proprietary and confidential, including, but not limited to, any customer, vendor or partnership lists, customer data or information, prospective customer names, business strategies, models and techniques, management and marketing plans, financial statements, financial information and projections, know-how, pricing policies, pricing information and pricing methodologies, operational methods, methods of doing business, compensation, technical processes, formulae and algorithms, research and development, designs and design projects, inventions, hardware, software programs, files, software, code, reports, documents, manuals, forms, business plans and projects or prospective projects pertaining to any Acquired Company but shall not include information that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by the Seller Member, (ii) was in the Seller Member’s possession prior to the time it was first made available to Seller Member by or on behalf of an Acquired Company, provided that to the Seller Member’s knowledge after reasonable inquiry, the source of such information was not bound by a confidentiality agreement with the Acquired Company, (iii) is or becomes available to the Seller Member on a non-confidential basis from a source other than any Acquired Company, provided that to the Seller Member’s knowledge after reasonable inquiry, the source of such information was not bound by a confidentiality agreement with the Acquired Company, or (iv) is independently developed by the Seller Member without use of, or reference to, Company Confidential Information.
(b)   No Transfer.   During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article 11 (Termination) thereof, or (c) such date and time as this Agreement shall be terminated in accordance with Section 7(a) (the earliest of clause (a), (b) or (c) being the “Termination Date”), except as expressly contemplated by the Merger Agreement or with the prior written consent of Parent, the Seller Member shall not (i) sell, offer to sell, contract or agree to sell, transfer (including by operation of law), hypothecate, pledge, grant any option to purchase, encumber or otherwise dispose of or agree to dispose of, directly or indirectly, any Owned Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Owned Securities (the actions set forth in clauses (i) and (ii) collectively, a “Transfer”), (iii) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect Transfer by such Seller Member of any Owned Securities, or (iv) take any action that would have the effect of preventing such Seller Member from performing its obligations hereunder or any other action in furtherance of any of the matters described in the foregoing clauses (i) through (iii); provided, however, that the foregoing shall not apply to (x) any Transfer to the Seller Member’s Affiliates, provided that such transferee agrees to execute a Joinder reasonably satisfactory to Parent to be bound by this Agreement to the same extent as such Seller Member with respect to such transferred Owned Securities prior to the occurrence of such Transfer or (y) any other Seller Member that is party to this

Agreement (each of clause (x) and (y), a “Permitted Transfer”). Any Transfer or attempted Transfer of any Owned Securities in violation of any provision of this Agreement shall be void ab initio and of no force or effect.
(c)   New Securities.   In the event that, during the period commencing on the date hereof and ending at the Termination Date, (a) any Owned Securities are issued to the Seller Member after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of Owned Securities or otherwise, (b) the Seller Member purchases or otherwise acquires beneficial ownership of any Owned Securities or (c) the Seller Member acquires the right to vote or share in the voting of any Owned Securities (collectively the “New Securities”), then such New Securities acquired or purchased by the Seller Member shall be subject to the terms of this Agreement to the same extent as if they constituted the Owned Securities owned by the Seller Member as of the date hereof.
(d)   Compliance.   Prior to the Termination Date, the Seller Member shall not take any action that would (i) make any representation or warranty of such Seller Member contained herein untrue or incorrect or (ii) reasonably be expected to impair the ability of the Seller Member to perform his, her or its obligations under this Agreement or any of the other Related Agreements or prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement, this Agreement, any other Related Agreement or the Seller Member Written Consent.
(e)   No Solicitation.   Until the Termination Date, the Seller Member (in his, her or its individual capacity as such) shall not, directly or indirectly, take any action prohibited by Section 6.03 (No Transfer; No Solicitation; Other Offers) of the Merger Agreement.
(f)   No Challenges. The Seller Member agrees that, without limiting remedies for fraud, he, she or it will not commence or join in any claim, derivative or otherwise, against Parent, Merger Sub, Seller, any Acquired Company or any of their respective successors or directors (a) challenging the validity of entry into this Agreement or (b) alleging a breach of any fiduciary duty of any member of the Parent Board of Directors, Company Board of Managers or the Seller Board of Managers or any officer of Parent, Company or Seller in connection with the evaluation, negotiation or entry into this Agreement, the Merger Agreement or the Transactions (including the Seller Liquidation and Seller Distribution).
6.   General Release.
(a)   Effective for all purposes as of, and contingent on, the Effective Time, the Seller Member solely in his, her or its capacity as a Seller Member, acknowledges and agrees, on behalf of himself, herself or itself and each of his, her or its agents, trustees, heirs, beneficiaries, estates, executors, administrators, directors, officers, employees, managers, principals, advisors, stockholders, investors, equity holders, Affiliates, subsidiaries, estate, successors, assigns, members, partners and other representatives (including attorneys, accountants, consultants, bankers and financial advisors) (each, a “Releasor”) (but only to the extent, if any, that he, she or it has the right, power and authority to do so) that:
(b)   Releasor hereby irrevocably and unconditionally releases Seller, the Acquired Companies, Parent, Merger Sub and any of their respective employees, directors, partners, stockholders, officers, managers, principals, advisors, agents, attorneys, representatives, predecessors, successors, assigns or the like and any persons acting by, through, under or in concert with any of them (collectively, the “Releasees”) from (A) any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages or causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, existing or prospective, arising out of, resulting from or relating to such Releasor’s status as a holder of any equity or debt of Seller or any Acquired Company (including any Company Units or Seller Units) and (B) any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages or causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, existing or prospective, resulting from or relating to the Seller Liquidation or the Seller Distribution, including with respect to any information contained in the

Distribution Spreadsheet (collectively, “Claims”); provided that the Claims shall not include: (w) rights to any exculpation, accrued wages, salaries, bonuses, employee benefits, expense advancement, indemnification or other protections owing to Releasor under Seller or any Acquired Company’s governing documents, employment agreement or applicable law or, in the case of directors, managers or officers, any indemnification agreement between Seller or an Acquired Company and such director, manager or officer or under any directors’ and officers’ liability insurance policy maintained by Seller or the Company or applicable law; (x) rights of Releasor under the Merger Agreement or under the Related Agreements; (y) any claim which cannot be waived as a matter of law; and (z) any rights under any employment agreement with Parent or one of its Subsidiaries, offer letter or related employment documentation with any Acquired Company in effect as of immediately prior to Closing.
(c)   Releasor represents and acknowledges that he, she or it has read this release and understands its terms and has been given an opportunity to ask questions of the representatives of Seller and the Acquired Companies. Releasor further represents that in signing this release he, she or it does not rely, and has not relied, on any representation or statement made by any representative of Seller or the Acquired Companies, or anyone else with regard to the subject matter, basis or effect of this release or otherwise, except such representations and warranties set forth in the Merger Agreement and this Agreement.
(d)   Releasor acknowledges that he, she or it is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.
(e)   Contingent upon and effective at the Effective Time, Releasor hereby irrevocably and unconditionally waives and relinquishes any rights and benefits that Releasor may have under Section 1542 or any similar or analogous statute or common law principle of any jurisdiction. Releasor acknowledges that he, she or it may hereafter discover facts in addition to or different from those that Releasor now knows or believes to be true with respect to the subject matter of this release, but it is Releasor’s intention to fully and finally and forever settle and release any and all Claims (other than as set forth in Section 6(b) above) that do now exist, may exist or heretofore have existed with respect to the subject matter of this release. In furtherance of this intention, the releases contained herein shall be and remain in effect as full and complete general releases, subject to the terms of Section 6(b), notwithstanding the discovery or existence of any such additional or different facts.
(f)   [The Seller Member acknowledges and agrees that the restrictive covenants set forth in the grant agreement evidencing the grant of the Seller Member’s Seller Incentive Units (“Grant Agreement”), including, without limitation, the Seller Member’s obligations relating to non-use and non-disclosure of Confidential Information (as defined in the Grant Agreement), non-solicitation, non-disparagement, and, where applicable, non-competition (collectively, the “Restrictive Covenants”), shall remain in full force and effect pursuant to their terms to the maximum extent permitted by applicable law, and, for the avoidance of doubt, the post-termination obligations set forth in the Grant Agreement shall commence on the Closing Date. The Seller Member further acknowledges that Seller has assigned or will assign its right to enforce the Restrictive Covenants to an Acquired Company, effective as of the Effective Time, and that such Acquired Company shall, contingent upon and effective as of the Effective Time, be entitled to enforce the Restrictive Covenants.]6
(g)   The representations, warranties, and covenants set forth in this Section 6 are conditioned upon the consummation of the Merger as contemplated in the Merger Agreement, and shall become null and void, and shall have no effect whatsoever, without any action on the part of any Person, upon termination of the Merger Agreement for any reason.

6
To be inserted for any Seller Member who holds Seller Incentive Units.

7.   Miscellaneous.
(a)   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the end of the Lock-up Period, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article 10 (Termination) thereof and (c) the written agreement of Parent and the Seller Member. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate except with respect to the obligations set forth in Section 5 of this Agreement which shall continue until the expiration of the Confidentiality Period), without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any willful breach of this Agreement prior to such termination. Section 6 and this Section 7 shall survive the termination of this Agreement.
(b)   Miscellaneous.   Sections 11.03 (Remedies Cumulative; Specific Performance), 11.04(b) (Severability), 11.06 (Governing Law), 11.07 (Jurisdiction) and 11.08 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
(c)   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except by a Seller Member in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of Law) without the prior written consent of Parent and the Seller Member.
(d)   Amendment; Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Parent and the Seller Member.
(e)   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
(A)   If to the Seller Member, to the address (including email address) of the Seller Member identified on its signature page hereto.
(B)   If to Parent, to:
AeroVironment, Inc.
900 Innovators Way
Simi Valley, CA 93065
E-mail: [***]
Attention: Melissa Brown; Jonah Teeter-Balin
with a copy to (which shall not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention: Charles Ruck; Tessa Bernhardt; Leah Sauter
Email: charles.ruck@lw.com; tessa.bernhardt@lw.com; leah.sauter@lw.com
Notwithstanding the foregoing, in the event notice is delivered pursuant to this Section 8(e) by a means other than email, such party shall email such notice within one (1) Business Day of delivery of such notice by such other means.

(f)   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
(g)   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
(h)   Interpretation.   The parties hereto each hereby agree that covenant, agreement, promise, representation and/or warranty contained in this Agreement shall be made on a several and joint basis by each party hereto.
(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Joinder and Lock-Up Agreement to be duly executed as of the date first written above.
PARENT:
AEROVIRONMENT, INC.
By: Name: Title:
[Signature Page to Joinder and Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Joinder and Release Agreement to be duly executed as of the date first written above.
SELLER MEMBER:
By: Name: Title:
Date:
Seller Common Units (Number of Units):

Seller Preferred Units (Type / Number of Units):

Seller Incentive Units (Number of Units):

Notice Address:

[Signature Page to Joinder and Lock-Up Agreement]

Exhibit A
Merger Agreement

Annex E
SHAREHOLDER’S AGREEMENT
by and among
AEROVIRONMENT, INC.,
ARLINGTON CAPITAL PARTNERS V, L.P.
and
ARLINGTON CAPITAL PARTNERS VI, L.P.
Dated as of November 18, 2024

EXHIBITS
Exhibit A:   Form of Termination Notice

SHAREHOLDER’S AGREEMENT
This SHAREHOLDER’S AGREEMENT (this “Agreement”) is executed and delivered as of November 18, 2024 by and between AeroVironment, Inc., a Delaware corporation (“Parent”), and Arlington Capital Partners V, L.P. and Arlington Capital Partners VI, L.P. (collectively, the “Shareholder”) and shall be effective as of the Closing Date. Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement (as defined below), a copy of which has been made available to the Shareholder.
RECITALS
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Archangel Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), BlueHalo Holdings Parent, LLC, a Delaware limited liability company (“Seller”), and BlueHalo Financing TopCo, LLC, a Delaware limited liability company (the “Company”), have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving company and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);
WHEREAS, upon the Effective Time and except as otherwise set forth in the Merger Agreement, all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Canceled Units) shall be automatically converted into the right to receive a number of shares of Parent Stock equal to the Aggregate Closing Consideration on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, immediately following the Effective Time and on the Closing Date, Seller shall consummate the Seller Liquidation and, immediately following the Seller Liquidation, the Seller Distribution shall be consummated on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as a result of the Transactions and the Seller Distribution, the parties hereto expect that immediately following the Effective Time, the Shareholder will own an aggregate number of Shares representing approximately 26.2% of the Parent Stock issued and outstanding as of immediately following the Effective Time;
WHEREAS, the parties hereto desire to enter into an agreement to provide for certain rights and obligations associated with the Shareholder’s ownership of Parent Stock; and
WHEREAS, concurrently with the execution and delivery of the Merger Agreement, the Shareholder executed and delivered a Joinder and Lock-Up Agreement, which shall be effective as of the Closing Date.
NOW, THEREFORE, in consideration of the premises and mutual agreements, covenants and provisions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
ARTICLE I.
DEFINITIONS
For purposes of this Agreement, the following terms have the meanings indicated:
“Adjusted Outstanding Shares” means, at any time, the total number of issued and outstanding Shares, less the number of Shares issued by the Company within six months of the Closing Date.
“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Board: (a) would be required to be made in any Registration Statement filed with the SEC by the Parent so that such Registration Statement, from and after its effective date, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (c) the Parent has a bona fide business purpose for not disclosing publicly.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“Automatic Shelf Registration Statement” means an “Automatic Shelf Registration Statement,” as defined in Rule 405 under the Securities Act.
“beneficial ownership” and related terms such as “beneficially owned” or “beneficial owner” have the meanings given such terms in Rule 13d-3 under the Exchange Act and a Person’s beneficial ownership of Capital Stock shall be calculated in accordance with the provisions of such rule.
“Board” means the board of directors of Parent.
“Capital Stock” means any and all shares of common stock, preferred stock or other forms of equity authorized and issued by Parent (however designated, whether voting or non-voting) and any instruments convertible into or exercisable or exchangeable for any of the foregoing (including any options or swaps).
“Change of Control” of Parent means (a) any merger, consolidation, reorganization or other business combination of Parent with or into any other Person, unless securities representing more than fifty percent (50%) of the total and combined voting power of the outstanding voting securities of the successor corporation (or any direct or indirect parent entity thereof) are immediately thereafter beneficially owned, directly or indirectly, by the beneficial owners of Parent’s outstanding voting securities immediately prior to such transaction, or (b) any transaction or series of related transactions pursuant to which any Person or any group of Persons comprising a Group (other than Parent or a Person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, Parent) becomes, directly or indirectly, the beneficial owner of securities representing (or securities convertible into or exercisable for securities representing) more than fifty percent (50%) of the total combined voting power of Parent’s securities (or the securities of any direct or indirect parent entity of Parent) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from Parent or the acquisition of outstanding securities held by one or more of Parent’s securityholders; provided that, in no event will the Transactions contemplated by the Merger Agreement (including the Merger) be deemed a “Change of Control” hereunder.
“Company” has the meaning set forth in the recitals of this Agreement.
“Competitive Business” means the design, development, production, marketing, support and operation (including contractor owned, contractor operated services) of uncrewed systems and loitering munitions systems, products and accessories.
“Competitive or Conflict Matter” has the meaning set forth in Section 3.6(a).
“Confidential Information” has the meaning set forth in Section 10.1.
“Covered Person” has the meaning set forth in Section 5.2.
“Demand Registration” has the meaning ascribed to such term in Section 6.2(a).
“Demand Registration Effectiveness Period” has the meaning ascribed to such term in Section 6.2(c).
“Demand Registration Request” has the meaning ascribed to such term in Section 6.2(a).
“Director” means a director of Parent.
“FINRA” means the Financial Industry Regulatory Authority.
“Group” means a group within the meaning of Section 13d-3 of the Exchange Act.
“Initial Notice” has the meaning ascribed to such term in Section 6.3(a).
“Maximum Number of Securities” has the meaning ascribed to such term in Section 6.3(d).

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The Nasdaq Stock Market LLC or any successor thereto.
“Necessary Action” means, with respect to Parent and any specified result, (a) actions within its and its Subsidiaries’ reasonable control (to the extent such actions are permitted by Applicable Law and would not cause a violation of the Parent Governing Documents or this Agreement and to the extent such actions are required to achieve such specified result) as commercially reasonably practicable to cause such result, including (i) executing agreements, consents, waivers and other instruments, (ii) using commercially reasonable efforts to effectuate amendments to the organizational documents of Parent, and (iii) making, or causing to be made, with Governmental Authorities, all filings, registrations or similar actions that are required to achieve such result and (b) not knowingly causing or encouraging any Person to agree to or take any action which is reasonably likely to have the effect of impairing the occurrence of the foregoing result.
“Opt-Out Notice” has the meaning ascribed to such term in Section 6.3(a).
“Other Rights Holders” has the meaning ascribed to such term in Section 6.3(d).
“Parent Bylaws” means the Fourth Amended and Restated Bylaws of Parent, amended as of December 1, 2022, as amended from time to time.
“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated as of January 26, 2007, as amended from time to time.
“Parent Governing Documents” means the Parent Charter and the Parent Bylaws.
“Party” and “Parties” means the parties hereto.
“Piggyback Registration” has the meaning ascribed to such term in Section 6.3(a).
“Proceeding” mean any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of Parent or otherwise and whether of a civil, criminal, administrative, legislative, or investigative (formal or informal) nature, including without limitation any appeal thereof, in which a Shareholder Director was, is or will be involved as a party, potential party, non-party witness, or otherwise by reason of the fact that a Shareholder Director is or was a director of Parent, by reason of any action taken by a Shareholder Director (or failure to take action by a Shareholder Director) or of any action (or failure to act) on a Shareholder Director’s part while acting pursuant to a Shareholder Director’s status as a director or agent of Parent, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided.
“Prospectus” means the prospectus included in any Registration Statement, including any preliminary, final or summary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including any such prospectus supplement with respect to the terms of the offering of any portion of the securities covered by a Registration Statement, and by all other amendments and supplements to a prospectus, including post-effective amendments and freewriting prospectuses and in each case including all material incorporated by reference therein.
“Public Offering” means the offer and sale of common stock for cash pursuant to an effective Registration Statement under the Securities Act (other than a Registration Statement on Form S-4 or Form S-8 or any successor form).
“Qualifying Nominee” means, in respect of a nominee of the Shareholder or Parent to the Board or a committee thereof, as applicable, or in respect of a member of the Board or Committee thereof, as applicable, a Person who, in the good faith determination of the Board or applicable committee thereof, (a) complies with Parent’s corporate governance guidelines and policies and applicable Parent policies (including but not limited to Parent’s code of business conduct and ethics and insider trading policy) and applicable corporate governance guidelines that are recommended by Glass, Lewis & Co. or Institutional Shareholder Services Inc. for companies similar to Parent, (b) complies with the applicable stock exchange rules and Applicable Law with respect to service as a director of Parent, (c) is not subject to any Order, decree or judgment of any

Governmental Authority prohibiting service as a director of any public company, and (d) is not subject to any of the “bad actor” disqualifications described in Securities Act Rule 506(d)(1).
“Registrable Securities” shall mean shares of Parent Stock held by the Shareholder immediately following the Closing; provided that any Registrable Securities shall cease to be Registrable Securities when (a) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement (other than, for the avoidance of doubt, any transfer to an Affiliate of the Shareholder, provided such transferred shares remain held by an Affiliate and continue to be Registerable Securities), (b) such Registrable Securities have been disposed of pursuant to Rule 144 or can be disposed of by the Shareholder pursuant to Rule 144 without regards for volume or manner of sale limitations or (c) such Registrable Securities shall have been otherwise transferred (other than, for the avoidance of doubt, any transfer to an Affiliate of the Shareholder, provided such transferred shares remain held by an Affiliate and continue to be Registerable Securities) and new certificates or book-entry positions for them not bearing a legend restricting further transfer under the Securities Act shall have been delivered by the Parent; and provided, further, that any securities that have ceased to be Registrable Securities shall not thereafter become Registrable Securities and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities is not a Registrable Security.
“Registration” means registration under the Securities Act of the offer and sale to the public of any Registrable Securities under a Registration Statement. The terms “register”, “registered” and “registering” shall have correlative meanings.
“Registration Expenses” means (a) all reasonable and documented registration and filing fees, and any other reasonable and documented fees and expenses associated with filings required to be made with the SEC or FINRA; (b) all reasonable and documented fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including reasonable and documented fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities); (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses); (d) all reasonable and documented fees and disbursements of counsel for the Parent and of all independent certified public accountants or independent auditors of the Parent and any subsidiaries of the Parent incurred specifically in connection with such Registration (including the expenses of any special audit and comfort letters required by or incident to such performance); (e) reasonable and documented fees and disbursements of up to a maximum of $100,000 per Registration of one (1) legal counsel for the Shareholder (such maximum expense amount, the “Legal Expense Cap”); (f) any reasonable and documented fees and disbursements of underwriters customarily paid by issuers or sellers of securities; (g) reasonable and documented fees and expenses incurred in connection with the distribution or Transfer of Registrable Securities to or by the Shareholder or its permitted transferees in connection with a Public Offering, and excluding fees to the legal counsel of the Shareholder; (h) all reasonable and documented fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system; (i) all of the Parent’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties); and (j) all costs and expenses of the Parent related to the “road show” for any Underwritten Public Offering.
“Registration Statement” means a registration statement of the Parent that covers the resale of any Registrable Securities pursuant to the provisions of this Agreement, filed by, or to be filed by, the Parent with the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits, financial information and all other material incorporated by reference in such registration statement or Prospectus.
“Replacement” has the meaning set forth in Section 3.4.
“Requesting Holder” has the meaning ascribed to such term in Section 6.3(a).
“Restricted Period” means the twenty-four (24) month period commencing on the Closing Date.

“Rule 144” means Rule 144 under the Securities Act or any replacement or successor rule promulgated under the Securities Act.
“SEC” mean the Securities and Exchange Commission.
“Seller Affiliates” has the meaning ascribed to such term in Section 6.5(a).
“Service Provider” has the meaning set forth in Section 5.1.
“Share Equivalents” means (a) all securities directly or indirectly convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), Shares, (b) all securities with voting rights or rights to appoint or designate for nomination individuals to the Board and (c) all securities that cannot be purchased or otherwise acquired unless purchased or otherwise acquired with any of the securities referenced in clause (a) or (b).
“Shareholder” has the meaning set forth in the preamble to this Agreement.
“Shareholder Affiliate” means any Affiliate of the Shareholder that beneficially owns Shares or other Capital Stock.
“Shareholder Director” has meaning set forth in Section 3.1(a).
“Shareholder Discretionary Matters” means any matter that is not a Shareholder Voting Matter.
“Shareholder Nominee” has meaning set forth in Section 3.1(d).
“Shareholder Voting Matter” means each of the following if put to a vote of Parent shareholders: (a) approval of Parent’s annual report and annual statutory financial statements and consolidated financial statements, including audited financial statements, and resolution on the allocation of available earnings (including through the declaration of dividends or other capital distributions) and/or the repayment of capital contribution reserves, (b) ratifying the appointment of Parent’s auditors, (c) approval of Parent’s compensation report, (d) approval of an individual proxy for any annual or special meeting of the Parent shareholders, (e) any declaration of dividends, (f) approval of interim financial statements and interim dividends or other capital contributions, (g) approval of the maximum aggregate amounts of compensation of the Board and Parent’s executive management team, (h) approval in an advisory vote of Parent’s named executive officer compensation, (i) approval in an advisory vote on the frequency of future advisory votes on executive compensation, (j) approval of changes to Parent’s authorized share capital, (k) approval of amendments to Parent’s equity incentive plans, (l) approval of a stock split or consolidation of stock, (m) authorization of a share repurchase program, approval of a cancellation of Capital Stock or a reduction in the par value of any Capital Stock, (n) approval of changes of and amendments to the Parent Charter (other than any changes or amendments that would materially, adversely and disproportionately affect the rights or privileges of the Shareholder or any of its Affiliates that owns Shares in their capacity as owners of Shares in relation to any other owner of Parent Shares), (o) approval of any routine matter under Nasdaq regulations, (p) mergers or demergers that do not result in a Change of Control, (q) change of domicile or registered office and (r) approval of the required Parent reports and so-called environmental, social and governance matters.
“Shareholders Meeting” has the meaning set forth in Section 3.2(a).
“Shares” means shares of Parent Stock and any and all securities of any kind whatsoever of Parent which may be issued after the date of this Agreement in respect of, or in exchange for, such shares of Parent Stock pursuant to a merger, consolidation, stock split, dividend or recapitalization of Parent or otherwise.
“Shelf Block Trade” has the meaning ascribed to such term in Section 6.2(e).
“Shelf Effectiveness Period” has the meaning set forth in Section 6.1(d).
“Shelf Registration Statement” has the meaning set forth in Section 6.1(a).
“Shelf Take-Down” has the meaning set forth in Section 6.1(b).

“Standstill Fall-Away Date” has the meaning set forth in Section 2.1.
“Suspension” has the meaning ascribed to such term in Section 6.4(a).
“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any Contract, option, swap or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, shares.
“Underwritten Public Offering” means an underwritten Public Offering, including, without limitation, an Underwritten Shelf Take-Down and a Shelf Block Trade.
“Underwritten Shelf Take-Down” has the meaning set forth in Section 6.1(c)(i).
“Underwritten Shelf Takedown Notice” has the meaning set forth in Section 6.1(c)(i).
“Voting Fall-Away Date” has the meaning set forth in Section 4.1.
“WKSI” means a “well-known seasoned issuer” as defined under Rule 405 of the Securities Act.
ARTICLE II.
STANDSTILL
Section 2.1   Limitation on Share Acquisition and Ownership.   From and after the date of this Agreement, unless an exemption or waiver is otherwise approved in advance in writing by the Board, Shareholder shall not, and shall cause its Affiliates that either are (a) acting at the direction of or on behalf of Shareholder or (b) have received or accessed Confidential Information, not to and shall direct its and their respective Representatives not to, until the date (the earlier date, the “Standstill Fall-Away Date”) that is the earliest of (i) the date on which the Shareholder and Shareholder Affiliates collectively beneficially own, in the aggregate, less than five percent (5%) of the issued and outstanding Shares (as adjusted for stock splits, reverse stock splits, dividends, combinations or the like) and (ii) the first date on which the Board fails to appoint to the Board, or fails to nominate or recommend (or fails to continue to nominate or recommend) for election or re-election by Parent stockholders, any Shareholder Nominee or Replacement nominated or designated in accordance with this Agreement, directly or indirectly, acquire (through beneficial ownership or otherwise) any Capital Stock or other equity securities issued by Parent or any Subsidiary thereof that derives its value from or has voting rights in respect of (in whole or in part) any Capital Stock of Parent or any Subsidiary thereof, or any rights, options or other derivative securities or contracts or instruments to acquire such ownership that derives its value (in whole or in part) from such securities (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing); provided, however, that notwithstanding the foregoing, (a) the foregoing shall not restrict the issuance of Shares to the Shareholder and their Affiliates (i) pursuant to the Merger Agreement or (ii) by way of stock dividend, stock reclassification or other distributions or offerings made available on a pro rata basis to Parent’s stockholders and (b) from and after the Closing, the Shareholder may, directly or indirectly, with the prior written consent of the Board (in the Board’s sole discretion), acquire additional Shares so long as, in each case, (x) such additional Shares acquired from and after Closing remain subject to the restrictions set forth in the Joinder and Lock-Up Agreement (if still in effect in accordance with its terms) and (y) the Shareholder and its Affiliates vote such additional Shares in accordance with Section 4.1 of this Agreement.
Section 2.2   Standstill.   From and after the date of this Agreement, unless an exemption or waiver is otherwise approved in advance in writing by the Board, Shareholder shall not, and shall cause its Affiliates that either are (a) acting at the direction or on behalf of Shareholder or (b) have received or accessed Confidential Information, not to and its and their respective Representatives acting at their direction or on their behalf not to, until the Standstill Fall-Away Date, directly or indirectly:
(a)   engage in any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the Exchange Act) or consents to vote (or withhold the vote of) any Shares, or conduct any binding or nonbinding referendum with respect to any Shares, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or consents) with respect to any Shares, or otherwise become a “participant” in a “solicitation” (as such term is defined under Regulation 14A under the Exchange Act) to vote (or withhold the vote of) any Shares or other Capital Stock of Parent; provided that the foregoing will not be deemed to restrict or limit in any manner in which Shareholder or its Affiliates votes any of its Shares or Capital Stock, directly or by proxy, subject to compliance with the other terms and conditions of this Agreement;
(b)   other than through participation on the Board (or applicable committee) or any statements of opinion relating to corporate governance strategy that are not specifically targeted at Parent or the Board, make any public statement or have a discussion with any known shareholder of Parent seeking to: (i) control, change or influence the Board, management or policies of Parent, including any plans or proposals to change the voting standard with respect to director elections, the number of directors or the removal of any directors (other than Shareholder Nominees), or to fill any vacancies on the Board (other than Shareholder Nominees), except as contemplated in this Agreement; (ii) cause any change in the capitalization, share repurchase programs and practices or dividend policy of Parent; (iii) cause any other change in Parent’s management, business or corporate structure; (iv) have Parent waive or make amendments or modifications to the Parent Governing Documents or policies of Parent (each as may be amended from time to time), or other actions that may impede or facilitate the acquisition of control of Parent by any person; (v) cause a class of securities of Parent to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (vi) cause a class of securities of Parent to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
(c)   form, join, knowingly encourage the formation of or knowingly engage in discussions relating to the formation of, or participate in a Group for the purpose of seeking control, or influencing the control of, Parent, except for the arrangements expressly set forth in this Agreement;
(d)   offer or propose to acquire or agree to acquire (or request permission to do so), whether by directly or indirectly, by market purchases, private purchases, tender or exchange offer, through the acquisition of control of another person, by joining or participating in a Group or otherwise, any Shares or other Capital Stock of Parent (or the beneficial ownership thereof) or any securities convertible or exchangeable into or exercisable for any Shares or other Capital Stock of Parent (or beneficial ownership thereof) (including any derivative securities or other rights decoupled from the underlying securities of Parent), except as permitted by and in accordance with Section 2.1 and Section 2.3;
(e)   (i) except as expressly provided herein (and in accordance with the terms and conditions hereof), nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Shareholders Meeting at which Parent’s directors are to be elected or (ii) (A) present at any Shareholders Meeting any proposal (pursuant to Rule 14a-8 or otherwise) for consideration for action by the shareholders or (B) call or seek to call, or request the call of, alone or in concert with others, or support another shareholder’s call for, any meeting of shareholders, whether or not such a meeting is permitted by the Parent Governing Documents;
(f)   deposit any voting securities of Parent in any voting trust or similar arrangement (unless such securities remain subject to the restrictions set forth in this Agreement);
(g)   seek to advise or knowingly encourage or knowingly influence any other Person or knowingly assist any third party in so advising, encouraging or influencing any other Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Board’s recommendation in connection with such matter) or (ii) seek to advise or knowingly encourage or knowingly influence any Person with respect to, whether alone or in concert with others, the election, nomination or removal of a director (other than Shareholder Nominees) other than as permitted by Article III;
(h)   separately or in conjunction with any third party in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or privately, with or without conditions), indicate an interest in or effect or commence any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving Parent or any of its Subsidiaries or the assets or businesses of Parent or any of its Subsidiaries or actively encourage or initiate or support any other third party in any such activity; provided, however, that Shareholder or its Affiliates shall be permitted to vote on any such transaction in accordance with the terms and conditions of this Agreement; provided, further, for the avoidance of doubt, tendering into any tender offer or exchange offer not commenced by Shareholder or its Affiliates as permitted in Section 2.3(b) will not violate this Section 2.2(h);
(i)   (i) publicly seek or publicly request permission to do any of the foregoing, (ii) publicly request to amend or waive any provision of Section 2.1 or this Section 2.2 (including this clause (i)), or (iii) publicly make or publicly seek permission to make any public announcement with respect to any of the foregoing;
(j)   contest the validity or enforceability of the agreements contained in Section 2.1 or this Section 2.2 or publicly seek a release of the restrictions contained in Section 2.1 or this Section 2.2 (whether by legal action or otherwise);
(k)   enter into any agreement, arrangement or understanding with respect to any of the foregoing; or
(l)   knowingly encourage or knowingly facilitate others to do any of the foregoing.
Section 2.3   Permitted Actions.   Notwithstanding anything to the contrary in Section 2.2 above, (i) no action or activity required or otherwise contemplated to be taken by Shareholder or its Affiliates or a Shareholder Nominee under this Agreement or the Merger Agreement or any exhibit thereto shall be or be deemed to be restricted by or subject to the prohibitions set forth in Section 2.2, (ii) no Shareholder Nominee or any other Director shall be or be deemed to be restricted from communicating with, participating in, or otherwise seeking to affect the outcome of, discussions and votes of the Board (or any committee thereof) with respect to any matters coming before it, or otherwise deemed to be subject to Section 2.2 with respect to such person’s activities in his or her capacity as a Director, and (iii) nothing herein shall prohibit or restrict any activities of Shareholder in connection with (A) communicating with management of Parent, the chairman of the Board or the lead independent director of the Board in its capacity as a shareholder of Parent (including by providing its views privately to Parent management, the chairman of the Board or the lead independent director of the Board on any matter); provided, that such actions are not intended to and would not reasonably be expected to require public disclosure of such actions (based on the advice of independent legal counsel), (B) exercising any voting, dividend or liquidation rights attached to any securities that it may own in accordance with its bona fide corporate governance policies and proxy voting guidelines, (C) making any disclosure pursuant to Section 13(d) of the Exchange Act that Shareholder or its Affiliate reasonably determines, based on the advice of independent legal counsel, is required in connection with any action taken by Shareholder or such Affiliate that is not inconsistent with this Agreement or (D) complying with Applicable Law. The restrictions set forth in Section 2.1 and Section 2.2 shall not apply to the Shareholder if such Shareholder is in material compliance with its obligations hereunder and if any of the following occurs (provided, that, in the event any matter described in any of clauses (a) through (c) of this Section 2.3 has occurred and resulted in the restrictions imposed under Section 2.1 or Section 2.2 ceasing to apply to the Shareholder, then, in the event the transaction related to such matter has not occurred within nine (9) months of the date on which the Shareholder was released from such restrictions, then so long as such transaction is not being actively pursued at such time, the restrictions set forth in Section 2.1 and Section 2.2 shall thereafter resume and continue to apply in accordance with their terms subject to this Section 2.3):
(a)   in the event that Parent enters into a definitive agreement with respect to, a merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise, (i) involving the sale to an unaffiliated third party of all or substantially all of Parent’s and its Subsidiaries’ assets, taken as a whole, on a consolidated basis or (ii) that would, if consummated, result in a Change of Control of Parent;
(b)   in the event that a tender offer or exchange offer is commenced by a third Person (and not involving any material breach by the Shareholder of Section 2.2) which tender offer or exchange offer, if consummated, would result in a Change of Control of Parent, and either (i) the Board recommends

(by majority vote) that the shareholders of Parent tender their shares in response to such offer or does not recommend against the tender offer or exchange offer within ten (10) Business Days after the commencement thereof or such longer period as shall then be permitted under U.S. federal securities laws or (ii) the Board later publicly recommends (by majority vote) that the shareholders of Parent tender their shares in response to such offer;
(c)   Parent makes a public announcement that is approved by the Board (by majority vote) that it intends to consummate a Change of Control transaction; provided, however, that the Shareholder shall not in any event be permitted to jointly make a competing proposal unless (x) Section 2.3(b) applies and (y) a majority of the non-Affiliated Shareholder Directors have provided their prior written consent to the cooperation in anticipation of, and the making of, such joint competing proposal; or
(d)   Parent or its Subsidiaries make an assignment for the benefit of creditors or commence any proceeding under any bankruptcy law or any bankruptcy proceeding is commenced against Parent or its subsidiaries that is not dismissed within thirty (30) days.
ARTICLE III.
CORPORATE GOVERNANCE
Section 3.1   Size, Composition and Election of the Board.   From and following the Closing Date, the Board shall be comprised of no less than ten (10) Directors and the following Persons (each, a “Shareholder Nominee”), among others, shall be nominated in accordance with Section 3.2 conditional upon consummation of the Closing and until the shareholders of Parent vote and approve each Shareholder Nominee prior to their joining the Board in accordance with Section 3.2 below; provided, the Shareholder shall have the right, but not the obligation, to nominate the persons below:
(a)   until the date that the Shareholder and its Affiliates cease to collectively hold and own, directly or indirectly (i) at least twenty percent (20%) of the Adjusted Outstanding Shares (as adjusted for stock splits, reverse stock splits, dividends, combinations or the like), two (2) Directors designated by the Shareholder to be its nominees pursuant to this Article III (each, a “Shareholder Director”) who initially shall be David Wodlinger and Henry Albers and, (ii) at least fifteen percent (15%) of the Adjusted Outstanding Shares but less than twenty percent (20%) of the Adjusted Outstanding Shares (as adjusted for stock splits, reverse stock splits, dividends, combinations or the like), one (1) Shareholder Director.
(b)   For the avoidance of doubt, following the termination of the right to designate a Shareholder Director to the Board pursuant to Section 3.1(a), such right of designation shall not be reinstated in the event that after such occurrence the Shareholder and its Affiliates collectively hold and own, directly or indirectly, fifteen percent (15%) or more of the Adjusted Outstanding Shares.
Section 3.2   Election to the Board.
(a)   In connection with any annual or special meeting of shareholders of Parent (each annual or special meeting, a “Shareholders Meeting”) at which a Shareholder Director stands for election or reelection to the Board, Parent shall give written notice (x) with respect to an annual meeting, no earlier than ninety (90) days prior to the anniversary of Parent’s prior annual meeting or (y) with respect to a special meeting, no earlier than ninety (90) days prior to the date of such meeting, to the Shareholder to request that the Shareholder nominate each Shareholder Nominee, and the Shareholder shall give written notice to Parent of each Shareholder Nominee no later than thirty days (30) after receiving such notice; provided, that if Shareholder fails to give such notice in a timely manner, then Shareholder shall be deemed to have nominated the incumbent Shareholder Nominee(s) elected to the Board.
(b)   In connection with any Shareholders Meeting in which a Shareholder Nominee stands for election to the Board (or in the event that Shareholder is permitted to designate a Replacement pursuant to Section 3.4), the Shareholder shall take all necessary action to cause its Shareholder Nominees to consent to such reference and background checks and to provide such information (including information necessary to determine any disclosure obligations of Parent) as the Board (or applicable committee) may reasonably request in connection with Parent’s disclosure obligations or in connection with Parent’s legal, regulatory or stock exchange requirements, which requests shall be of the same type as Parent requests of all other nominees to the Board.
(c)   Subject to the provisions set forth in this Article III, Parent shall use reasonable best efforts to take all Necessary Action to cause any Shareholder Nominees to be appointed or elected to the Board (including ensuring that each Shareholder Nominee is included in the proxy statement and proxy card prepared by Parent in connection with Parent’s solicitation of proxies for such Shareholders Meeting). When a Shareholder Nominee stands for an election of the Board in connection with a Shareholders Meeting, subject to applicable requirements or qualifications under Applicable Law or applicable stock exchange rules, Parent agrees to nominate and recommend that the holders of Capital Stock of Parent who are entitled to vote at such Shareholders Meeting vote in favor of the election of such Shareholder Nominee and support the Shareholder Nominee for election in a manner no less favorable than the manner in which Parent supports its other director nominees.
(d)   Notwithstanding the foregoing, nothing in this Section 3.2 shall require Parent or the Board to nominate or recommend a proposed Shareholder Nominee if the Board (or applicable committee) determines (by majority vote) in good faith, following consultation with outside legal counsel, that such proposed Shareholder Nominee is not a Qualifying Nominee or such action would not be in the best interests of Parent and its shareholders.
Section 3.3   Committees.   Until the date that the Shareholder and its Affiliates cease to collectively hold and own, directly or indirectly (i) at least fifteen percent (15%) of the Adjusted Outstanding Shares (as adjusted for stock splits, reverse stock splits, dividends, combinations or the like), the Shareholder shall have the right, but not the obligation, to nominate at least one (1) Shareholder Director for service on any transaction or special committee of Parent formed with respect to the evaluation of any strategic transaction matters, subject to applicable requirements or qualifications under Applicable Law or applicable stock exchange rules.
Section 3.4   Qualification; Removal and Replacement of Shareholder Nominees.
(a)   Each Shareholder Nominee shall, at the time of nomination and at all times until such individual’s service on the Board ceases, be a Qualifying Nominee. If the Board (or applicable committee) determines in good faith, following consultation with outside legal counsel, that a Shareholder Nominee elected to the Board has ceased to be a Qualifying Nominee, the Shareholder shall use reasonable best efforts to cause such Shareholder Director to offer to resign from the Board (subject to acceptance by the Board). In the event that Nasdaq expressly informs Parent that a Shareholder Nominee is not independent under applicable Nasdaq regulations, the Board (or applicable committee) shall be permitted to determine that such Shareholder Nominee is no longer a Qualifying Nominee or eligible to be a member of any committee of the Board where such independence is required under the Nasdaq regulations.
(b)   Notwithstanding anything set forth to the contrary in the Parent Governing Documents, if a Shareholder Director shall cease for any reason to serve as a Director (including by death, disability, retirement, resignation or removal of such Shareholder Director but excluding a resignation of such Shareholder Director pursuant to Section 3.5), the Shareholder shall have the exclusive right to designate a replacement for such Shareholder Director (a “Replacement”) to the Board (or applicable committee); provided, that such Replacement qualifies as a Qualifying Nominee. If the Board (or applicable committee) determines that such Replacement qualifies as a Qualifying Nominee, Parent shall promptly use reasonable best efforts to take all Necessary Action to satisfy the requirements under this Article III with respect to such Replacement. If any such Replacement is not determined by the Board (or applicable committee) to be a Qualifying Nominee, the Shareholder shall be entitled to continue designating a Replacement until such proposed designee is determined by the Board (or applicable committee) to qualify as a Qualifying Nominee. For the avoidance of doubt, the Parties acknowledge and agree that nothing herein shall obligate Parent to call a Shareholders Meeting and that the Shareholder has no contractual rights hereunder to cause a Shareholders Meeting to be held by Parent.
Section 3.5   Resignation; Removal.
(a)   To the fullest extent permitted by law, the Shareholder shall have the right at any time and from time to time to cause its Shareholder Director to promptly tender his or her resignation from the

Board and any committee of the Board on which he or she then serves; provided, that if the Shareholder still has the right to designate a Shareholder Nominee, Parent shall use reasonable best efforts to take all Necessary Action at the subsequent annual Shareholders’ Meeting of Parent to submit the Replacement for approval at such Shareholders Meeting and recommend to the shareholders that they vote in favor of the election of such Replacement and support the Replacement for election in a manner no less favorable than the manner in which Parent supports its other director nominees; provided, further, that the Shareholder provides all relevant information reasonably requested by Parent regarding the Replacement at least twenty (20) Business Days prior to such shareholder meeting; provided, further, that until the time the Replacement is appointed, the nominating Shareholder shall have the right to appoint an observer to the Board pursuant to its rights under (d) hereof.
(b)   If the Shareholder no longer has the right to designate the number of Shareholder Nominees then nominated to or serving on the Board pursuant to the terms of this Article III, then unless the Board (or applicable committee thereof) and Shareholder agree in writing that such Shareholder Director should remain on the Board, the Shareholder shall use reasonable best efforts to cause the applicable number of Shareholder Directors to promptly offer their resignations from the Board and any committee of the Board on which they serve (subject to acceptance by the Board) and, if the Board accepts such resignation(s), the resulting vacancy or vacancies shall be filled in accordance with the Parent Governing Documents.
Section 3.6   Rights of the Shareholder Directors.
(a)   Parent shall notify each Shareholder Director, at the same time and in the same manner as such notification is delivered to the other members of the Board, of all regular meetings and special meetings of the Board and of all regular and special meetings of any committee of the Board of which such Shareholder Director is a member. Parent and the Board shall provide each Shareholder Director with copies of all notices, minutes, consents and other material that it provides to all other members of the Board and each committee thereof concurrently as such materials are provided to the other members. Notwithstanding anything to the contrary in this Agreement, Parent reserves the right to withhold any information regarding Competitive or Conflict Matters from, to exclude from any meeting or portion of the meeting of the Board or any committee thereof during which Competitive or Conflict Matters will be discussed and prevent from voting on any issue regarding Competitive or Conflict Matters, any Shareholder Director to the extent that the Shareholder or any of its controlled Affiliates or the Shareholder Director is engaged, directly or indirectly, in any Competitive Business or in the event of any other Competitive or Conflict Matter. For purposes of this Section 3.6(a), a “Competitive or Conflict Matter” means any matter brought before the Board which involves (i) a Competitive Business or (ii) a potential conflict of interest between Parent (or any of its Subsidiaries), on the one hand, and such Shareholder Director (or any of its Affiliates), on the other hand; provided, that the determination as to the existence of a Competitive or Conflict Matter shall be made by the Board (excluding such Shareholder Director) in its good faith reasonable judgment after reasonable consultation with Shareholder and the Shareholder Director. Upon determination by the Board of a Competitive or Conflict Matter in accordance with this clause (a), Shareholder Director may resign from the Board and Shareholder shall have the right to designate a Replacement in accordance with Section 3.4(b) and the restrictions set forth in the third sentence of this clause (a) shall not apply to such Replacement so long as the Replacement is not an Affiliate of Shareholder and, is not, and its controlled Affiliates are not, engaged, directly or indirectly, in any Competitive Business or in any other Competitive or Conflict Matter.
(b)   Each Shareholder Director shall be entitled to the same directors’ and officers’ insurance coverage as the other Directors and the same indemnification (including advancement of expenses) from Parent as such other Directors, in each case, effective no later than the date on which such Shareholder Director joins the Board. If Parent enters into indemnification agreements with its Directors generally, Parent will enter into an indemnification agreement with each Shareholder Director in the same form and substance as those of the other Directors. Parent hereby acknowledges that each Shareholder Director may have certain rights to indemnification, advancement of expenses and/or insurance provided by its funds, employers and certain of their respective affiliates (collectively, the “Fund Indemnitors”). Parent hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to each Shareholder Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by each Shareholder Director are secondary) with respect to any request for indemnification or advancement of expenses concerning any Proceeding, (ii) that it shall be required to advance the full amount of expenses incurred by each Shareholder Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement, the Parent Governing Documents or the organization documents of any of Parent’s Subsidiaries (or any other agreement between Parent and each Shareholder Director), without regard to any rights each Shareholder Director may have against the Fund Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof concerning indemnification or advancement of expenses as set forth in this Section 3.6(b). Parent further agrees that no advancement or payment by the Fund Indemnitors on behalf of each Shareholder Director with respect to any claim for which each Shareholder Director has sought indemnification from Parent shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of each Shareholder Director against Parent. Parent and each Shareholder Director agree that the Fund Indemnitors are express third party beneficiaries of the terms of this Section 3.6(b).
Section 3.7   Compensation.   Except to the extent a Shareholder may otherwise notify Parent, the Shareholder Directors shall be entitled to compensation consistent with the compensation received by other non-employee Directors; provided, that at the election of a Shareholder Director, any Director compensation shall be paid to a Shareholder or an Affiliate thereof specified by such Shareholder Director rather than to such Shareholder Director. In addition, while serving as a Director, the Shareholder Director shall be entitled to reimbursement for reasonable out-of-pocket and documented expenses for his or her service as a Director, consistent with Parent’s policies applicable to other non-employee Directors.
ARTICLE IV.
VOTING
Section 4.1   Voting.   From and after the Closing, unless an exemption or waiver is otherwise approved in advance in writing by the Board, until the date (the “Voting Fall-Away Date”) that is the later of (x) thirty (30) months from the Closing Date and (y) the date no Shareholder Director is serving on the Board and, if the Shareholder has the right to nominate a Shareholder Director hereunder at that time, the Shareholder has certified in writing to Parent that it irrevocably waives and agrees to forego all its rights under this Agreement with respect to representation on the Board (or nomination thereto) and any committee thereof, with respect only to any matter relating to (i) the election or removal of Directors to or from the Board (other than Shareholder Nominees), (ii) the effectuation of the provisions of this Agreement, or (iii) a Shareholder Voting Matter, the Shareholder (A) shall attend, in person or by proxy, all meetings of the shareholders of Parent and shall vote, or cause to be voted, all shares of Capital Stock held by or any additional Shares received or acquired by the Shareholder and its Affiliates in such manner as is recommended by the Board and (B) shall deliver (or cause to be delivered) written consents for all the shares of Capital Stock beneficially owned by or any additional Shares received or acquired by the Shareholder and its Affiliates on any matter submitted for the written consent of the shareholders of Parent, voting for (or against) the matters contemplated by such written consent in such manner as is recommended by the Board; provided, that the Shareholder’s obligation to comply with the foregoing is, in all cases, subject to compliance with the Shareholder’s bona fide publicly available voting principles and guidelines and Parent’s compliance with the terms of this Agreement in all material respects. Both before and after the Voting Fall-Away Date, the Shareholder shall and shall cause and its Affiliates to vote its Shares ratably with the general shareholder base (excluding such Shareholder and its Affiliates) on any transaction (if such transaction is subject to a Parent shareholder vote at all) between Parent and its Subsidiaries, on the one hand, and the Shareholder or an Affiliate thereof, on the other hand. Notwithstanding anything to the contrary in this Agreement, the Shareholder shall not be required to vote in such manner as is recommended by the Board on any proposal involving the election or removal of the Shareholder Nominees to or from the Board.

ARTICLE V.
RESTRICTIVE COVENANTS
Section 5.1   Non-Solicit.   In connection with the Transactions, during the Restricted Period, Shareholder shall not and shall cause each of its Affiliates that either is (a) acting at the direction of or on behalf of Shareholder or (b) has received or accessed Confidential Information, not to, directly or indirectly, solicit for employment or hire (or cause to be directly or indirectly solicited for employment or hired) whether as an employee, consultant or independent contractor or otherwise, any director (other than a Shareholder Director), officer, manager, or senior executive with the title of senior vice president or above (“Service Provider”) of Parent or its Subsidiaries; provided, that, the foregoing restriction shall not apply to (i) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such Service Providers or hiring any individual who responds to any such general solicitation or (ii) soliciting or hiring any Service Provider who is no longer employed by Parent or any of its Affiliates and has not been so employed by Parent or its Affiliates for at least ninety (90) days prior to such solicitation or hiring.
Section 5.2   Corporate Waiver.   Subject to applicable legal requirements and any express agreement that may from time to time be in effect, Parent agrees that the Shareholder Nominees, the Shareholder and its Affiliates or any portfolio company thereof (collectively, “Covered Persons”) may, and shall have no duty not to invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as Parent or any of its Subsidiaries; provided, however, that no Covered Person may invest or make investments in any business on the basis of Confidential Information it has received directly from Parent or its Representatives. This Section 5.2 shall constitute a renunciation of any interest or expectancy of Parent and its subsidiaries in being offered any business opportunities with respect to the activities permitted by this paragraph.
ARTICLE VI.
REGISTRATION RIGHTS
Section 6.1   Shelf Registration
(a)   Filing.   Notwithstanding anything contained in this Agreement to the contrary, within five (5) Business Days after the expiration of the Lock-up Period (as defined in the Joinder and Lock-Up Agreement), Parent shall file with the SEC a Form S-3 or any similar short-form registration statement, which may be an automatically effective registration statement at any time the Parent is eligible, to register the offer and sale of the Registrable Securities then outstanding on a delayed or continuous basis in accordance with Rule 415 under the Securities Act (a “Shelf Registration Statement”) and the Parent shall use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the SEC or otherwise become effective as promptly as practicable after such filing. Such obligation is subject in all respects to the Parent’s receipt of all information from the Shareholder that is required by law to be included in the applicable Shelf Registration Statement. In no event shall the Company be required to file, and maintain effectiveness of, more than one Shelf Registration Statement at any one time pursuant to this Article 6. For the avoidance of doubt, the filing of a Shelf Registration Statement pursuant to this Section 6.1(a) shall not count as a Demand Registration under Section 6.2.
(b)   Shelf Take-Downs.   The Shareholder may initiate an offering or sale of all or part of its Registrable Securities in offerings that do not involve an Underwritten Public Offering at any time (a “Shelf Take-Down”). For the avoidance of doubt, a Shelf Take-Down pursuant to this Section 6.1(b) shall not count as a Demand Registration. For the further avoidance of doubt Section 6.3(c) of this Agreement shall not apply to Shelf Take-Downs pursuant this Section 6.1(b).

(c)   Underwritten Shelf Take-Downs.
(i)   If the Shareholder elects in a written request delivered to the Parent (an “Underwritten Shelf Take-Down Notice”), an offering or sale of all or part of the Shareholder’s Registrable Securities may be in the form of an Underwritten Public Offering (an “Underwritten Shelf Take-Down”), and the Parent shall use its reasonable best efforts to file a prospectus supplement, or if necessary, any necessary amendment and have such amendment declared effective, to its Shelf Registration Statement for such purpose as soon as practicable. The Shareholder shall indicate in such Underwritten Shelf Take-Down Notice the number of Registrable Securities to be included in such Underwritten Shelf Take-Down and whether it intends for such Underwritten Shelf Take-Down to involve a customary “road show” (including an “electronic road show”) or other marketing effort by the underwriters. Any Underwritten Shelf Take-Down must be for (i) Registrable Securities with an aggregate total offering price reasonably expected to be at least $200 million in the aggregate or (ii) such number of Registrable Securities representing all of the Shareholder’s Registrable Securities. For the avoidance of doubt, (x) an Underwritten Shelf Take-Down pursuant to this Section 6.1(c) shall count as a Demand Registration Request for purposes of Section 6.2(a) and (y) the Parent shall not be obligated to take any action to effect an Underwritten Shelf Take-Down if a Piggyback Registration or an Underwritten Public Offering was consummated within the preceding ninety (90) calendar days (unless otherwise consented to by the Parent).
(ii)   In the case of an Underwritten Public Offering that is the subject of a Underwritten Shelf Take-Down Notice, the Parent shall propose three (3) or more nationally prominent firms of investment bankers reasonably acceptable to the Shareholder to act as the managing underwriter or as other underwriters in connection with such Underwritten Public Offering from which the Shareholder shall select the managing underwriter and the other underwriters. The Shareholder shall determine the pricing of the Registrable Securities offered pursuant to any Underwritten Public Offering, the applicable underwriting discounts and commissions, and the timing of any such Underwritten Public Offering, subject to this Agreement.
(iii)   Prior to the filing of a “red herring” prospectus or prospectus supplement used for marketing an Underwritten Shelf Take-Down pursuant to Section 6.2(a), the Shareholder shall have the right to withdraw from such Underwritten Shelf Take-Down for any or no reason whatsoever upon written notification to Parent. If withdrawn, an Underwritten Shelf Take-Down shall constitute a demand by the Shareholder for purposes of Section 6.2(a), unless the Shareholder reimburses the Parent for all Registration Expenses with respect to such withdrawn Underwritten Shelf Take-Down.
(d)   Continued Effectiveness.   The Parent shall use commercially reasonable efforts to keep any Shelf Registration Statement filed pursuant to Section 6.1(a) effective until the date on which the Shareholder no longer holds Registrable Securities (such period of continued effectiveness, the “Shelf Effectiveness Period”). Subject to Section 6.4, the Parent shall be deemed not to have used commercially reasonable efforts to keep any Shelf Registration Statement effective during the Shelf Effectiveness Period if the Parent voluntarily takes any action or voluntarily omits to take any action that would result in any holder of the Registrable Securities covered thereby not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Effectiveness Period, unless such action or omission is required by Applicable Law or is recommended by a regulatory body.
(e)   Shelf Block Trade.   If the Shareholder wishes to engage in a block trade, a bought deal or transaction proposed to be marketed on a same-day or overnight basis off of a Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing Shelf Registration Statement) (a “Shelf Block Trade”), then notwithstanding the time periods set forth above, the Shareholder shall notify the Parent of the Shelf Block Trade not less than five (5) Business Days prior to the day such offering is to commence.

Section 6.2   Demand Registration Rights.
(a)   Registration Requests.   Subject to the provisions of this Section 6.2(a), at any time and from time to time after the Lock-Up Period (as defined in the Joinder and Lock-Up Agreement) when Parent is not eligible to use Form S-3 or any similar short-form registration statement and thus the Shareholder is unable to deliver an Underwritten Shelf Take-Down Notice pursuant to Section 6.1(c), the Shareholder may make a written request (such request, a “Demand Registration Request”) to the Parent for Registration of all or part of its Registrable Securities on Form S-1 or any other appropriate form under the Securities Act, including by means of an Underwritten Public Offering. Any Demand Registration Request must be for (i) Registrable Securities with an aggregate total offering price reasonably expected to be at least $200 million in the aggregate or (ii) such number of Registrable Securities representing all of the Shareholder’s Registrable Securities, and the Shareholder may deliver only a total of two Underwritten Shelf Take-Down Notices or Demand Registration Requests in any rolling twelve-month period. Any such Registration pursuant to a Demand Registration Request shall hereinafter be referred to as a “Demand Registration”. The Parent shall not be obligated to take any action to effect any Demand Registration if a Piggyback Registration or an Underwritten Public Offering was consummated within the preceding ninety (90) calendar days (unless otherwise consented to by the Parent). All Demand Registration Requests made pursuant to this Section 6.2(a) will specify the aggregate amount of Registrable Securities to be registered, the intended methods of disposition thereof and whether the Demand Registration shall be in the form of an Underwritten Public Offering, and if such Underwritten Public Offering shall be in the form of a Shelf Block Trade, the time periods set forth in Section 6.2(d) shall be applicable. The Parent shall use commercially reasonable efforts to file a Registration Statement in respect of a Demand Registration Request made pursuant to this Section 6.2(a) as soon as practicable (and in any event within thirty (30) calendar days after receiving a Demand Registration Request) and shall use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable after the filing of the Registration Statement, subject in all respects to the Parent’s receipt of all information from the Shareholder that is required by law to be included in the applicable Registration Statement.
(b)   Withdrawal.   Prior to the filing of a “red herring” prospectus or prospectus supplement used for marketing an Underwritten Public Offering pursuant to Section 6.2(a), the Shareholder shall have the right to withdraw from such Demand Registration for any or no reason whatsoever upon written notification to Parent. If withdrawn, a demand for an Underwritten Public Offering shall constitute a demand by the Shareholder for purposes of Section 6.2(a), unless the Shareholder reimburses the Parent for all Registration Expenses with respect to such withdrawn Demand Registration for an Underwritten Public Offering.
(c)   Continued Effectiveness.   In the event the Parent is not eligible to use Form S-3 or any similar short-form registration statement, the Parent shall use commercially reasonable efforts to keep any Registration Statement filed in response to a Demand Registration Request effective until the date on which the Shareholder disposes of all of its Registrable Securities then covered by such Registration Statement or until such Registration Statement is replaced by an effective Form S-3 or any similar short-form registration statement registering for sale the remainder of Shareholder’s Registrable Securities (such period of continued effectiveness, the “Demand Registration Effectiveness Period”). Subject to Section 6.4, the Parent shall be deemed not to have used commercially reasonable efforts to keep any Registration Statement effective during the Demand Registration Effectiveness Period if the Parent voluntarily takes any action or voluntarily omits to take any action that would result in any holder of the Registrable Securities covered thereby not being able to offer and sell any Registrable Securities pursuant to such Registration Statement during the Demand Registration Effectiveness Period, unless such action or omission is required by Applicable Law or is recommended by a regulatory body.
(d)   Selection of Underwriters.   In the case of an Underwritten Public Offering that is the subject of a Demand Registration Request, the Parent shall propose three (3) or more nationally prominent firms of investment bankers reasonably acceptable to the Shareholder to act as the managing underwriter or as other underwriters in connection with such Underwritten Public Offering from which the Shareholder shall select the managing underwriter and the other underwriters. The Shareholder shall determine the pricing of the Registrable Securities offered pursuant to any Underwritten Public Offering, the applicable underwriting discounts and commissions, and the timing of any such Underwritten Public Offering, subject to this Agreement.
(e)   Shelf Block Trade.   If the Shareholder wishes to engage in Shelf Block Trade off of a Demand Registration, then notwithstanding the time periods set forth above, the Shareholder shall notify the Parent of the Shelf Block Trade not less than five (5) Business Days prior to the day such offering is to commence.
Section 6.3   Piggyback Registration Rights.
(a)   Participation.   If, at any time and from time to time after the Lock-Up Period and for so long as the Shareholder holds Registrable Securities, the Parent proposes to file a Registration Statement or conduct a Public Offering, whether on its own behalf or in connection with the exercise of any Demand Registration rights by any holder of common stock possessing such rights (other than (i) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation; (ii) a registration incidental to an issuance of debt securities under Rule 144A; (iii) a registration on Form S-4 or any successor form; or (iv) a registration on Form S-8 or any successor form), with respect to an offering (for its own account or otherwise), then the Parent shall give written notice (the “Initial Notice”) to the Shareholder at least ten (10) Business Days prior to the date on which the Parent files the Registration Statement, or, in the case of an Underwritten Public Offering, the anticipated pricing date, and the Shareholder shall be entitled to include in such Registration Statement, or to sell in such Underwritten Public Offering, such number of Registrable Securities as the Shareholder may request in writing. The Initial Notice shall offer the Shareholder the right, subject to Section 6.2(b) to register (a “Piggyback Registration”) such number of shares of Registrable Securities as the Shareholder may request and shall set forth (A) the anticipated effective date of such Registration Statement, or, in the case of an Underwritten Public Offering, the anticipated trade date or pricing date, and (B) the aggregate number of Registrable Securities that is proposed to be included in such Registration Statement. Subject to Section 6.2(b), the Parent shall include in such Registration Statement or prospectus relating to such Public Offering such Registrable Securities for which it has received written requests to register within five (5) calendar days after the Initial Notice has been given (such holder, “Requesting Holder”). The Shareholder may deliver written notice (an “Opt-Out Notice”) to the Parent requesting that the Shareholder not receive notice from the Parent of any proposed Piggyback Registration; provided, however, that the Shareholder may later revoke any such Opt-Out Notice at any time, and shall have the right to be included in an applicable Piggyback Registration if such written Opt-Out Notice is received by the Parent at least seven (7) Business Days prior to the date on which the Parent files the applicable Registration Statement, or in the case of an Underwritten Public Offering, the anticipated pricing date. Following receipt of an Opt-Out Notice from the Shareholder (unless subsequently revoked), the Parent shall not be required to deliver any notice to the Shareholder pursuant to this Section 6.3(a) and the Shareholder (unless the Shareholder’s Opt-Out Notice is subsequently revoked) shall no longer be entitled to participate in Piggyback Registrations by the Parent pursuant to this Section 6.3(a).
(b)   Piggyback Registration Withdrawal.   The Shareholder may withdraw from a Piggyback Registration for any or no reason whatsoever upon written notice to the Parent and the underwriter(s) of its intention to withdraw from such Piggyback Registration, provided that such written notice is received by the Parent at least five (5) Business Days prior to the filing of a “red herring” prospectus or prospectus supplement used for marketing an Underwritten Public Offering.
(c)   Parent Control.   Except for a Shelf Registration Statement being filed pursuant to Section 6.1 and in connection with the exercise of a Demand Registration Request subject to Section 6.2, the Parent may decline to file a Registration Statement or prospectus after giving the Initial Notice, or withdraw any such Registration Statement after filing but prior to the effectiveness of such Registration Statement; provided that the Parent shall notify each Requesting Holder within five (5) Business Days of the Parent’s decision to take any such action. Except as provided in Section 6.2(d) the Parent shall have sole discretion to select any and all underwriters that may participate in any Underwritten Public Offering.

(d)   Underwriters’ Cutback.   Notwithstanding the foregoing, if a Registration or Public Offering pursuant to this Section 6.2(e) is for an Underwritten Public Offering and the managing underwriter(s), in good faith, advise the Parent in writing that in their opinion the number of securities requested to be included in such Underwritten Public Offering exceeds the number of securities which may be sold without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of the success of such offering, then the Parent shall include in such Underwritten Public Offering only that number of Registrable Securities that in the opinion of such underwriter(s) may be sold without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of the success of such offering (such maximum number of such securities, the “Maximum Number of Securities”), and the Registrable Securities that are included in such Underwritten Public Offering shall be allocated as follows:
(i)   In the case of an exercise of any Demand Registration pursuant to Section 6.2 by the Shareholder: (1) the Registrable Securities of the Shareholder that can be sold without exceeding the Maximum Number of Securities (pro rata on the basis of the total number of Registrable Securities held by the Shareholder); (2) to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the securities of any other Persons holding contractual registration rights other than pursuant to this Agreement, if any, as nearly as possible on a pro rata basis based on the total amount of securities held by such holders (“Other Rights Holders”); and (3) the securities to be issued and sold by the Parent in such Registration.
(ii)   In the case of a Registration or Public Offering by the Parent on its own behalf: (1) securities to be issued and sold by the Parent in such Registration without exceeding the Maximum Number of Securities; (2) to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the Registrable Securities of the Requesting Holder (if any) (pro rata on the basis of the total number of Registrable Securities held by such Requesting Holder) that can be sold without exceeding the Maximum Number of Securities; and (3) to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1) and (2), the securities of Other Rights Holders pro rata among the holders thereof on the basis of the number of securities owned by each such holders, if any; provided that in the case of this clause (e)(ii), the number of Registrable Securities included in the Underwritten Public Offering shall not be reduced below twenty percent (20%) of the total number of securities proposed to be included in such Underwritten Public Offering; and
(iii)   In the case of a Registration or Public Offering by the Parent on behalf of Other Rights Holders: (1) the Registrable Securities of the Requesting Holder that can be sold without exceeding the Maximum Number of Securities (pro rata on the basis of the total number of Registrable Securities held by such Requesting Holder); and (2) to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the securities of Other Rights Holders (if any), pro rata among the holders thereof on the basis of the number of securities owned by each such holders, that can be sold without exceeding the Maximum Number of Securities; and (3) to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1) and (2), the securities to be issued and sold by the Parent in such Registration.
Section 6.4   General Procedures.
(a)   Registration Postponement; Suspension of Sales.   If the filing, initial effectiveness or continued use of a Registration Statement at any time would require the Parent to make an Adverse Disclosure, the Parent may, upon giving prompt written notice of such action to the Shareholder, delay the filing or initial effectiveness of, or suspend use of, the Registration Statement (a “Suspension”); provided, however, that the Parent shall not be permitted to exercise a Suspension more than two (2) times during any twelve (12)-month period (except that the Parent may use this right more than two (2) times in any twelve (12) month period if the Parent is exercising such right during the 15-day period prior to the Parent’s regularly scheduled quarterly earnings announcement date) or for a total period of greater than sixty (60) calendar days in the aggregate in any rolling twelve (12) month period, provided that, to the extent a Suspension is due to ongoing negotiations or discussions regarding a material merger, acquisition, disposition or other similar transaction and the requirements for such Suspension set forth in this sentence continue to be satisfied, the total Suspension period may be exercised for up to ninety (90) calendar days in the aggregate in any rolling twelve month period; and provided further that the Parent shall not register any securities for its own account or that of any other stockholder during such sixty (60) calendar day or ninety (90) calendar day period, as applicable, other than pursuant to a registration relating to the sale or grant of securities to employees or directors of the Parent or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities. The Parent shall immediately notify the Shareholder in writing upon the termination of any Suspension, amend or supplement the Registration Statement or Prospectus, if necessary, so it does not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to any Shareholder such numbers of copies of the Registration Statement or Prospectus as so amended or supplemented as the Shareholder may reasonably request.
(b)   Requirements.   In connection with the registration and sale of Registrable Securities pursuant to this Agreement, the Parent will use commercially reasonable efforts to effect the Registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Parent will:
(i)   if the Registration Statement is not automatically effective upon filing, use commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable;
(ii)   promptly notify the Shareholder, after the Parent receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such Registration Statement has been filed;
(iii)   after the Registration Statement becomes effective, promptly notify the Shareholder of any request by the SEC that the Parent amend or supplement such Registration Statement or Prospectus;
(iv)   prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be reasonably necessary to keep the Registration Statement effective during the period set forth in, and subject to the terms and conditions of, this Agreement, and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement for the period required to effect the distribution of the Registrable Securities as set forth in this Agreement;
(v)   furnish to the Shareholder such numbers of copies of such Registration Statement, each amendment and supplement thereto, each Prospectus (including each preliminary Prospectus and Prospectus supplement) and such other documents as the holder and any underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities;
(vi)   use commercially reasonable efforts to register and qualify the Registrable Securities under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the Shareholder and any underwriter(s), if required by the law of the relevant jurisdiction, and do any and all other acts and things that may be reasonably necessary to enable the Shareholder and any underwriter(s) to consummate the disposition of the Registrable Securities in such jurisdictions;
(vii)   use commercially reasonable efforts to cause all such Registrable Securities to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar equity securities issued by the Parent are then listed;
(viii)   in the event of an Underwritten Public Offering, use commercially reasonable efforts to furnish, on the date that shares of Registrable Securities are delivered to the underwriters for sale, (i) an opinion, dated as of such date, of the counsel representing the Parent for the purposes of such Registration, in form and substance as is customarily given to underwriters by the Parent in an Underwritten Public Offering, addressed to the underwriters and (ii) a letter dated as of such date, from the independent public accountants of the Parent, in form and substance as is customarily given by independent public accountants to underwriters in an Underwritten Public Offering, addressed to the underwriters;
(ix)   if reasonably requested by the Shareholder, cooperate with the Shareholder and the managing underwriter(s) (if any) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under the Registration Statement, and enable such securities to be in such denominations and registered in such names as the Shareholder or the managing underwriter (if any) may request and keep available and make available to the Parent’s transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates;
(x)   in the event of any Underwritten Public Offering, enter into and perform its obligations under an underwriting agreement, in form and substance as is customarily given by the Parent to underwriters in an Underwritten Public Offering, with the underwriter(s) of such offering;
(xi)   upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Parent, promptly make available for inspection by the Shareholder, any underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the Shareholder, all financial and other records, pertinent corporate documents, and properties of the Parent reasonably requested, and use commercially reasonable efforts to cause the Parent’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith;
(xii)   promptly notify the Shareholder and any underwriter(s) of the notification to the Parent by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, and in the event of the issuance of any stop order suspending the effectiveness of such Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, use commercially reasonable efforts to obtain promptly the withdrawal of such order;
(xiii)   promptly notify the Shareholder and any underwriter(s) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the Parent, in its sole discretion, determines that the Prospectus included in the Registration Statement, as then in effect, is reasonably likely to include an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of the Shareholder promptly prepare and furnish to the Shareholder a reasonable number of copies of a supplement to or an amendment of such Prospectus, or a revised Prospectus, as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (following receipt of any supplement or amendment to any Prospectus, the Shareholder shall deliver such amended, supplemental or revised Prospectus in connection with any offers or sales of Registrable Securities, and shall not deliver or use any Prospectus not so supplemented, amended or revised);
(xiv)   promptly notify the Shareholder and any underwriter(s) of the receipt by the Parent of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;
(xv)   make available to the Shareholder upon request promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Parent, one copy of each Registration Statement and any amendment thereto, any written correspondence between the Parent and the

SEC or the staff of the SEC, or Nasdaq or the staff of Nasdaq, in each case relating to such Registration Statement and such other documents as the Shareholder or any underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities;
(xvi)   in the case of an Underwritten Public Offering, cause the senior executive officers of the Parent to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter or underwriters in any such offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto;
(xvii)   cooperate with each seller of Registrable Securities and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;
(xviii)   take no direct or indirect action prohibited by Regulation M under the Securities Exchange Act; provided, that, to the extent that any prohibition is applicable to the Parent, the Parent will take all reasonable action to make any such prohibition inapplicable; and
(xix)   take such other actions as are reasonably necessary in order to facilitate the disposition of such Registrable Securities.
(c)   Expenses.   Except as provided in Section 6.1(b) and Section 6.2(b) of this Agreement, as between the Parent and the Shareholder, the Parent will pay all Registration Expenses; provided that the Shareholder shall pay all applicable underwriting fees, all taxes incurred with respect to which legal liability is on the Shareholder, fees, disbursements, and expenses of its tax and other advisors counsel, including expenses in excess of the Legal Expense Cap, discounts and similar charges (pro rata based on the securities sold). The Parent shall pay all taxes incurred with respect to which legal liability is on the Parent.
(d)   Withholding.   The Parent (or the transfer agent acting on its behalf) shall be entitled to deduct and withhold from amounts otherwise payable to the Shareholder in their capacity as beneficial owners of common stock (including, for the avoidance of doubt, dividends and other distributions), any amounts required to be deducted or withheld with respect to the making of such payment under applicable tax law. Before, or within a reasonable period of time after the Closing Date, and thereafter from time to time as the previously furnished form may expire or become incorrect or obsolete, the Shareholder shall furnish to the Parent or, if directed by the Parent, to the transfer agent acting on the Parent’s behalf, Internal Revenue Service Form W-9, or alternatively the applicable version of Internal Revenue Service Form W-8, in each case, properly completed and validly executed, certifying (i) that the Shareholder is a U.S. person for U.S. federal income tax purposes and is not subject to U.S. backup withholding, or (ii) the Shareholder’s entitlement to treaty benefits under an applicable income tax treaty with the United States, respectively. The Parent shall not (and shall establish procedures with its transfer agent and use its best efforts to cause its transfer agent not to) withhold any U.S. withholding tax in respect of payments or distributions allocable or made to any Shareholder that is a U.S. person, nor withhold in excess of the lowest rate of U.S. withholding tax that the Shareholder that is not a U.S. person is entitled to under an applicable income tax treaty and the Internal Revenue Code of 1986, as amended (the “Code”), except for U.S. withholding tax that the Parent or its paying agent is required to withhold under the Code due to either a change in law or a failure of the Shareholder to so duly furnish or update a valid Internal Revenue Service Form W-9 (containing the certifications described in clause (i), above), or applicable version of Internal Revenue Service Form W-8.
(e)   Furnishing Documents.   Except as otherwise reasonably requested by the Shareholder or an underwriter, the Parent’s obligation to furnish materials under this Agreement, including, but not limited to, copies of Registration Statements and amendments and supplements thereto, Prospectuses (including any preliminary Prospectuses and Prospectus supplements), correspondences, and other documents as the Shareholder or underwriter may reasonably request, may be satisfied through the electronic delivery of such materials, including the posting of such materials on EDGAR.
Section 6.5   Indemnification.

(a)   The Parent agrees to indemnify and reimburse, to the fullest extent permitted by law, the Shareholder, and each of its employees, advisors, agents, representatives, partners, officers, and directors, its Affiliates and each Person who controls the Shareholder (within the meaning of the Securities Act or the Securities Exchange Act) (collectively, the “Seller Affiliates”) (i) against any and all losses, claims, damages, liabilities and expenses, joint or several (including, without limitation, attorneys’ fees and disbursements except as limited by Section 6.5(c)) based upon, arising out of, or resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) against any and all losses, liabilities, claims, damages and expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon, arising out of, or resulting from any such untrue statement or omission or alleged untrue statement or omission; and (iii) against any and all costs and expenses (including reasonable fees, charges and disbursements of counsel) as may be reasonably incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, or such violation of the Securities Act or Securities Exchange Act, to the extent that any such expense or cost is not paid under subparagraph (i) or (ii) above; except in each case insofar as any such statements are made in reliance upon information furnished to the Parent in writing by such seller or any Seller Affiliate expressly for use therein. The reimbursements required by Section 6.5(c) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred. The Parent will also provide customary indemnification to any underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their respective officers and directors and each Person who controls such Persons, if requested.
(b)   In connection with any Registration Statement or Prospectus covering the sale of Registrable Securities in which the Shareholder is participating, the Shareholder agrees to the fullest extent permitted by law, to indemnify the Parent and its directors and officers and each Person who controls the Parent (within the meaning of the Securities Act or the Exchange Act) against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 6.5(c)) based upon, arising out of, or resulting from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or Prospectus or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information so furnished by such seller or any of its Seller Affiliates in writing expressly for inclusion in the Registration Statement; provided that the obligation to indemnify will be several, not joint and several, among such sellers of Registrable Securities, and the liability of each such seller of Registrable Securities will be in proportion to the amount of Registrable Securities registered by them, and, provided, further, that such liability will be limited to the net amount received by such seller from the sale of Registrable Securities pursuant to such Registration Statement.
(c)   Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually materially prejudiced by reason of such delay or failure) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses; (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person; or (C) in the reasonable judgment of any such Person, based upon advice of counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (i) such settlement or compromise contains a full and unconditional release of the indemnified party or (ii) the indemnified party otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified (which shall be chosen by the holders of a majority of Registrable Securities so indemnified) by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels.
(d)   Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Section 6.5(a) or Section 6.5(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in the losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.5(d) were determined by pro rata allocation (even if the Shareholder or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6.5(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 6.5(c), defending any such action or claim. Notwithstanding the provisions of this Section 6.5(d), the Shareholder shall not be required to contribute an amount greater than the dollar amount by which the net proceeds received by the Shareholder with respect to the sale of any Registrable Securities exceeds the amount of damages which the Shareholder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not itself guilty of such fraudulent misrepresentation. The Shareholder’s obligations in this Section 6.5(d) to contribute shall be several (and not joint) in proportion to the amount of Registrable Securities registered by it. If indemnification is available under this Section 6.4, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 6.5(a) and Section 6.5(b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 6.5(d) subject, in the case of the Shareholder, to the limited dollar amounts set forth in Section 6.5(b).
(e)   No indemnifying party shall be liable for any settlement effected without its written consent (which consent may not be unreasonably delayed or withheld). Each indemnifying party agrees that it will not, without the indemnified party’s prior written consent, consent to entry of any judgment or settle or compromise any pending or threatened claim, action or proceeding in respect to which indemnification or contribution may be sought hereunder unless the foregoing contains an unconditional release, in form and substance reasonably satisfactory to the indemnified parties, of the indemnified parties from all liability and obligation arising therefrom. The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.
ARTICLE VII.
TERMINATION
Section 7.1   Termination.   This Agreement (other than Section 5.1 and Article X), shall terminate upon the earlier of (a) the valid termination of the Merger Agreement in accordance with Article 10 therein, (b) the occurrence of both the Standstill Fall-Away Date and Voting Fall-Away Date and (c) the mutual written agreement of the Shareholder and Parent (such earlier date, the “Termination Date”). The provisions of (x) Section 5.1 shall terminate upon the expiration of the Restricted Period and (y) Article X shall terminate upon the mutual written agreement of the Shareholder and Parent. Promptly following the occurrence of the condition to termination set forth in clause (a) of the first sentence of this Section 7.1, the Shareholder shall execute a notice in the form attached hereto as Exhibit A, certifying that such condition to termination has occurred (unless the Shareholder has filed a Schedule 13D with the SEC reflecting the same, which shall be deemed notice thereof); provided, however that any such notice shall not be a condition to such termination.
Section 7.2   Effect of Termination; Survival.   In the event of any termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and there shall be no further liability or obligation under any provisions on the part of any Party, other than the provisions of Article X, which provisions shall survive any termination; provided, that nothing contained in this Agreement (including this Section 7.2) shall relieve a Party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent occurring prior to such termination.
ARTICLE VIII.
REPRESENTATIONS OF THE SHAREHOLDER
The Shareholder hereby represents and warrants to Parent that as of the date hereof and as of the Closing Date:
Section 8.1   Organization and Standing.   The Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.
Section 8.2   Authority for Agreements.   The Shareholder has all requisite limited liability company power and authority to enter into this Agreement and any other ancillary agreements to which the Shareholder is a party in connection with the Merger (collectively, the “Related Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Related Agreements to which the Shareholder is a party by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Shareholder, and no further action is required on the part of the Shareholder (or its members, limited or general partners, or other equity or interest holders of the Shareholder) to authorize this Agreement and any other Related Agreements to which the Shareholder is a party and the transactions contemplated hereby and thereby. This Agreement and each of the other Related Agreements to which the Shareholder is a party have been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid and binding obligations of the Shareholder enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and

(B) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
Section 8.3   No Conflicts.   Except as permitted by this Agreement, the execution and delivery by the Shareholder of this Agreement and any other Related Agreement to which the Shareholder is a party, and the consummation of the transactions contemplated hereby and thereby, do not conflict with or result in any violation of or default in any respect under (with or without notice or lapse of time, or both) (A) any provision of the organizational documents of the Shareholder, as applicable, each as amended to date and currently in effect, (B) any Contract to which the Shareholder is a party or by which any of his, her or its properties or assets may be bound or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets (whether tangible or intangible), except in the case of clauses (B) and (C), such conflict, violation or default that would not, individually or in the aggregate, have a material adverse effect on Shareholder’s ability to perform its obligations under this Agreement.
Section 8.4   Litigation.   As of the date hereof, there is no action, suit, claim, litigation, arbitration or other Proceeding of any nature pending, or to the knowledge of the Shareholder, threatened in writing, against the Shareholder or his, her or its properties (tangible or intangible) (or any of the Shareholder’s officers or directors (in their capacities as such)), nor to the Shareholder’s knowledge is there any investigation pending or threatened in writing by any Governmental Authority against the Shareholder or any of its properties (whether tangible or intangible) (or any of its officers or directors (in their capacities as such)), arising out of or that relates in any way to (i) this Agreement, the Merger Agreement, any other Related Agreements to which the Shareholder is a party or any of the transactions contemplated hereby or thereby, (ii) the Shareholder’s beneficial ownership of Seller Units or rights to acquire Seller Units, or (iii) any other agreement between the Shareholder (or any of its Affiliates) and the Company (or any of its Affiliates). As of the date hereof, there is no action, suit, claim or other Proceeding pending or, to the knowledge of the Shareholder, threatened in writing against the Shareholder with respect to which the Shareholder has a contractual right or a right pursuant to the DGCL to indemnification from Seller or an Acquired Company related to facts and circumstances existing prior to the Effective Time. As of the date hereof, there is no action, suit, claim or other Proceeding pending or, to the knowledge of the Shareholder, threatened in writing against the Shareholder that would prevent, enjoin or materially delay the performance by the Shareholder of its obligations under this Agreement.
Section 8.5   Reliance.   The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.
Section 8.6   Brokers and Finders.   Except as otherwise disclosed in the Merger Agreement, no Person has acted on behalf of the Shareholder in such manner as to incur any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement, the Merger Agreement or any Related Agreements or any transaction contemplated hereby or thereby, nor will Parent, any Acquired Company or their respective Affiliates incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Shareholder.
ARTICLE IX.
REPRESENTATIONS OF PARENT
Parent hereby represents and warrants to the Shareholder as follows:
Section 9.1   Qualification, Organization.   Parent is a legal entity duly organized, validly existing and, where relevant, in good standing under the Applicable Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Shareholder. The Parent Governing Documents are in full force and effect and Parent is not in violation in any material respect of the Parent Governing Documents.
Section 9.2   Corporate Authority Relative to this Agreement.
(a)   Parent has all requisite corporate or similar power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Parent of this Agreement have been duly and validly authorized by Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes the valid and binding agreement of the Shareholder, constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Applicable Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
(b)   Other than any consents that have already been obtained or will be obtained in connection with the consummation of the transactions contemplated by the Merger Agreement, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under Applicable Law, for Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to materially prevent, delay or impede the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
(c)   The execution and delivery by Parent of this Agreement does not, and will not (i) conflict with or result in any violation of any provision of the Parent Governing Documents or (ii) conflict with or violate any Applicable Laws to Parent or any of its material properties or assets, other than in the case of clauses (i) and (ii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Parent’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
ARTICLE X.
GENERAL PROVISIONS
Section 10.1   Confidential Information.
(a)   Subject to compliance with Parent’s bona fide internal policies, and excluding any trade or business secrets, a Shareholder Director may disclose to such Shareholder’s Affiliates, and its and their relevant directors, officers and employees and external compliance, legal, accounting and tax advisors, any and all information received or observed by him or her in his or her capacity as a Shareholder Director; provided, that such information shall not be used for any purpose other than, to the extent consistent with Applicable Law, (i) to monitor, oversee and make decisions with respect to the Shareholder’s investment in Parent; (ii) to comply with the Shareholder’s obligations under this Agreement; (iii) to exercise any of the Shareholder’s rights under this Agreement; (iv) to collaborate with Parent and (v) in order to perform the proper functions of a Person’s employment, profession or duties.
(b)   The Shareholder and each Shareholder Affiliate shall hold, in strict confidence, and shall not disclose to any Person, unless and to the extent disclosure is required by judicial or administrative process or by other requirement of Applicable Law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Confidential Information”) concerning Parent and its Subsidiaries furnished to it by Parent or its Representatives pursuant to this Agreement (except (a) to the extent such Confidential Information (i) was previously known by the Shareholder or such Shareholder Affiliate on a non-confidential basis, (ii) is in the public domain through no breach by the Shareholder or any Shareholder Affiliate of any of the confidentiality obligations to Parent, (iii) is later acquired by the Shareholder or such Shareholder Affiliate from other sources not known by the Shareholder or such Shareholder Affiliate to be subject to a duty of confidentiality with respect to such Confidential Information, (iv) is independently developed by the Shareholder or Shareholder Affiliate without reference to or use of the Confidential Information and (b) Confidential Information may be disclosed by the Shareholder or such Shareholder Affiliate to its officers, directors, employees, partners (including existing and prospective limited partners), accountants, members, equityholders, clients, lawyers or other professional advisors to the extent any such Person has a reasonable need to know such information in connection with the management of the investment of the Shareholder and the Shareholder Affiliates in Parent; provided, that the Shareholder or such Shareholder Affiliate informs any such Person that such information is confidential. If disclosure is required by judicial or administrative process or by any other requirement of Applicable Law, the Shareholder shall provide Parent with prompt written notice to the extent reasonably practicable and permissible by Applicable Law (provided, that no notice shall be required for disclosure required by judicial or administrative process or by other requirement of Applicable Law or the applicable requirements of any regulatory agency or relevant stock exchange, in each case, not specifically relating to Parent), together with a copy of any material proposed to be disclosed, so that Parent may seek, at Parent’s expense, an appropriate protective order or other appropriate relief (and the Shareholder and the Shareholder Affiliates shall reasonably cooperate with Parent, at Parent’s expense, to obtain such order or relief), or if Parent so elects, waive compliance with the provisions of this Section 10.1.
(c)   Any Shareholder that is a venture capital, private equity or other investment firm fund may gain general industry knowledge from reviewing Confidential Information that cannot be separated from their overall knowledge and, provided that such Shareholder does not use or disclose Confidential Information in breach of this Agreement, such Shareholder shall be permitted to use this general industry knowledge in the ordinary course of business. No portfolio company of a Shareholder will be deemed to have received, or to have been made aware of, Confidential Information solely due to the dual roles of any employee, consultant or advisor of such Shareholder that serves as a board member, officer, employee or advisor of such portfolio company, so long as such dual role persons do not discuss or provide any Confidential Information to the other board members, officers, employees or advisors of such portfolio company that are not dual role persons.
(d)   Notwithstanding anything in Section 7.1 to the contrary, the provisions of this Section 10.1 shall terminate with respect to the Shareholder and its Affiliates on the date that is two (2) years following the Termination Date.
Section 10.2   Expenses.   Except as otherwise expressly provided herein or in the Merger Agreement, all expenses incurred in connection with the negotiation, execution and delivery of this Agreement shall be paid by the Party incurring such expenses.
Section 10.3   Withholding.   Each of Parent, its Affiliates and agents shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement or with respect to the Shares such amounts as are required to be deducted and withheld under Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
Section 10.4   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied or sent by email transmission (so long as an error message is not generated in reply thereto) or sent by registered or certified mail, postage or by prepaid overnight courier, to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, to:
AeroVironment, Inc.
900 Innovators Way
Simi Valley, CA 93065 E-mail: [***]
Attention: Melissa Brown; Jonah Teeter-Balin
with a copy to (which will not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention:
Charles Ruck; Tessa Bernhardt; Leah Sauter

Email:
charles.ruck@lw.com; tessa.bernhardt@lw.com; leah.sauter@lw.com

If to the Shareholder, to:
Arlington Capital Partners Fund V/Arlington Capital Partners Fund VI
c/o Arlington Capital Partners
7272 Wisconsin Avenue, 15th Floor
Bethesda, MD 20814
Attention:
David Wodlinger; Henry Albers; Chris Aguemon; Carter Button

Email:
[***]

with a copy to (which will not constitute notice):
Goodwin Procter LLP
1900 N Street NW
Washington, DC 20036
Attention:
Joshua Klatzkin; Joshua Zachariah; Blake Liggio;
Matthew M. Mauney; Caitlin Tompkins

Email:
jklatzkin@goodwinlaw.com; jzachariah@goodwinlaw.com;
bliggio@goodwinlaw.com; mmauney@goodwinlaw.com;
ctompkins@goodwinlaw.com

Section 10.5   Interpretation.   The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified; (iv) all exhibits and schedules annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or Schedule annexed to this Agreement but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Person include the successors and permitted assigns of that Person; (xi) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xii) references to “dollars” and “$” mean U.S. dollars; (xiii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xiv) references to times are to New York City times unless otherwise specified; (xv) “or” shall not be given its disjunctive or exclusive meaning; (xvi) references to “days” shall mean “calendar days” unless expressly stated otherwise and (xvii) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
Section 10.6   Methodology for Calculations.   Except as otherwise expressly provided in this Agreement, for purposes of calculating (a) the amount of outstanding Shares as of any date and (b) the amount of Shares owned by a Person hereunder (and the percentage of the outstanding Shares owned by a Person hereunder), no Share Equivalents of Parent shall be treated as having been converted, exchanged or exercised. In the event of any share split, share dividend, reverse share split, any combination of the Shares or any similar event, with respect to all references in this Agreement to a shareholder or shareholders holding a number of Shares, the applicable number shall be appropriately adjusted to give effect to such share split, share dividend, reverse share split, any combination of the Shares or similar event.
Section 10.7   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 10.8   Entire Agreement; Third-Party Beneficiaries.
(a)   This Agreement (including any Schedule or Exhibit hereto) constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof.
(b)   No provision of this Agreement, express or implied, is intended to or shall confer upon any other Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. In some instances, the representations and warranties in this Agreement may represent an allocation between the Parties of risks associated with particular matters regardless of the knowledge of either Party. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 10.9   Assignment.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by the Shareholder or any Shareholder Affiliate without the prior written consent of Parent or by Parent without the prior written consent of the Shareholder. Any purported assignment in breach of this Section 10.9 shall be null and void. Without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 10.10   Further Assurances.   Each Party shall cooperate, take such actions, enter into such agreements (including customary indemnification and contribution agreements) and execute such documents as may be reasonably requested by any other Party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby; provided, that no Party shall be obligated to take any actions or omit to take any actions that would be inconsistent with Applicable Law.
Section 10.11   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.
(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.11 in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law.
Section 10.12   Waiver of Jury Trial.   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.
Section 10.13   Counterparts.   This Agreement may be executed (including by means of electronic transmission, such as by electronic mail in “pdf” form), in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.
Section 10.14   Specific Performance.   The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, prior to the termination of this Agreement in accordance with Section 7.1, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, a non-breaching Party shall be entitled to (a) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Each Party further agrees that the non-breaching Party shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 10.15   Amendment Modification; Waiver.
(a)   Subject to Applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of Parent and the Shareholder. This Agreement may not be amended except by an instrument in writing signed on behalf of Parent and the Shareholder.
(b)   At any time, either Parent or the Shareholder (on behalf of itself and any Shareholder Affiliate), may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any obligation or other act of the other Party (ii) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant hereto, and (iii) waive compliance by the other Party with any agreement or condition to its own obligations contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 10.16   Non-Recourse.   This Agreement may only be enforced by the named parties hereto. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, Parent and the Shareholder covenant, agree and acknowledge that no Person (other than the parties hereto and their respective successors and permitted assigns) has any obligations hereunder, and that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, shareholder, member or partner of Shareholder or Parent or of any Affiliate thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that, except in the case of fraud, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, partners, managers or shareholders of Shareholder or any Affiliate thereof or Parent or any Affiliate thereof (or their respective successors or permitted assigns) or any former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, partners, managers or shareholders of any of the foregoing, as such, for any obligation of Shareholder or Parent (or their respective successors or permitted assigns) under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.
AEROVIRONMENT, INC.
By: /s/ Wahid Nawabi Name: Wahid Nawabi Title: Chief Executive Officer
THE SHAREHOLDER:
ARLINGTON CAPITAL PARTNERS V, L.P.
By: Arlington Capital Group V, L.L.C.
Its: General Partner
By: Arlington Management V, L.L.C.
Its: Manager
By: /s/ Michael Lustbader Name: Michael Lustbader Title: Managing Partner
ARLINGTON CAPITAL PARTNERS VI, L.P.
By: Arlington Capital Group VI, L.L.C.
Its: General Partner
By: Arlington Management VI, L.L.C.
Its: Manager
By: /s/ David Wodlinger Name: David Wodlinger Title: Managing Partner
[Signature Page to Shareholder’s Agreement]

EXHIBIT A
FORM OF TERMINATION NOTICE
[DATE]
AeroVironment, Inc.
241 18th Street South, Suite 650
Arlington, Virginia 22202
Attention: General Counsel
Re: Notice of Termination of Shareholder’s Agreement
To Whom It May Concern:
AeroVironment, Inc. (“Parent”) and the undersigned (the “Shareholder”) are parties to that certain Shareholder’s Agreement (as amended from time to time, the “Agreement”), dated as of November 18, 2024. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.
Pursuant to Section 7.1 of the Agreement, the Agreement shall terminate upon the earlier of (i) the occurrence of both the Standstill Fall-Away Date and Voting Fall-Away Date and (ii) the mutual written agreement of the Shareholder and Parent.
The Shareholder hereby certifies that, on [DATE], the Shareholder and the Shareholder Affiliates either (a) ceased to beneficially own, in the aggregate, at least five percent (5%) of the outstanding Shares or (b) the Voting Fall-Away Date has occurred and therefore, pursuant to Section 7.1 of the Agreement, the Agreement was terminated on [DATE].
Sincerely,
[SHAREHOLDER]

A-1

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Officers and Directors.
AeroVironment is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware, which is referred to herein as the “Delaware General Corporation Law.” Under Section 145 of the Delaware General Corporation Law, each director and officer of AeroVironment may be indemnified by AeroVironment against all expenses and liabilities (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of AeroVironment) in which he or she is involved by reason of the fact that he or she is or was a director or officer of AeroVironment if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of AeroVironment and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of AeroVironment, the director or officer (i) may be indemnified by AeroVironment only for expenses (including attorneys’ fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to AeroVironment unless a court determines otherwise.
AeroVironment’s bylaws provides for the indemnification of AeroVironment’s directors and officers, to the fullest extent permitted by the Delaware General Corporation Law, for all liability and loss (including attorney’s fees) incurred in defending actions brought against them arising out of the performance of their duties. AeroVironment’s certificate of incorporation also contains a provision that eliminates, subject to certain exceptions, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of each director and officer of AeroVironment to AeroVironment and its stockholders for monetary damages for breaches of fiduciary duty as a director or officer, as applicable.
The foregoing is only a general summary of certain aspects of Delaware law and AeroVironment’s certificate of incorporation and bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the Delaware General Corporation Law and AeroVironment’s certificate of incorporation and bylaws.
AeroVironment has entered into indemnification agreements with its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers in the future. Pursuant to such agreements, AeroVironment will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of AeroVironment or assumed certain responsibilities at the direction of AeroVironment. The preceding discussion of AeroVironment’s indemnification agreements is not intended to be exhaustive and is qualified in its entirety by reference to such indemnification agreements.
Merger agreement
AeroVironment has agreed that it and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Seller’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) manager, director and officer of Seller or any of its subsidiaries (each, an “indemnified party,” and collectively the “indemnified parties”), against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Seller or any subsidiary of Seller, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time, whether asserted or claimed prior to, or at or after, the effective time, including in connection with the merger agreement, the merger or the other transactions contemplated by the merger agreement, and AeroVironment and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Seller’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.
For a period of six years after the effective time, AeroVironment will cause the surviving company to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Seller, provided that that surviving company may substitute such existing policies with policies from a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured for claims arising from facts or events that occurred at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement); provided that AeroVironment shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Seller prior to the date of the merger agreement in respect of the current policies of directors’ and officers’ liability insurance maintained by Seller. However, prior to the effective time, Seller may (or, if requested by AeroVironment, will) purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of Seller’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of six years from and after the effective time (the “tail period”) for a maximum cost of 300% of the last annual premium paid by Seller prior to the date of the merger agreement in respect of the current policies of directors’ and officers’ liability insurance maintained by Seller, which prepaid “tail” policy will include as much coverage as reasonably practicable for such amount. If Seller obtains such prepaid “tail” policy prior to the effective time, AeroVironment will maintain such policy for its full term and cause all obligations thereunder to be honored by the surviving company, and no other party will have any further obligation to purchase or pay for insurance under the merger agreement.
During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Seller and its subsidiaries or any indemnification agreement between such indemnified party and Seller or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.
The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of and enforceable by each of the indemnified parties, who are third-party beneficiaries of such provisions.
Item 21.   Exhibits and Financial Statement Schedules.
A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

EXHIBIT INDEX
Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of November 18, 2024, by and among AeroVironment, Inc., Archangel Merger Sub, LLC, BlueHalo Financing Topco, LLC, and BlueHalo Holdings Parent, LLC (incorporated by reference to Exhibit 2.1 to AeroVironment’s Current Report on Form 8-K filed on November 19, 2024).
5.1	Opinion of Latham & Watkins LLP regarding the legality of the securities being registered.
10.1	Form of Seller and Sponsor Member Support Agreement (incorporated by reference to Exhibit 10.1 to AeroVironment’s Current Report on Form 8-K filed on November 19, 2024).
10.2	Form of Joinder and Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to AeroVironment’s Current Report on Form 8-K filed on November 19, 2024).
10.3	Shareholder’s Agreement, dated as of November 18, 2024, by and among AeroVironment, Inc.,
Arlington Capital Partners V, L.P. and Arlington Capital Partners VI, L.P (incorporated by reference to Exhibit 10.3 to AeroVironment’s Current Report on Form 8-K filed on November 19,
2024).
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm for AeroVironment, Inc.
23.2	Consent of BDO USA, P.C., independent auditors for BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC).
23.3	Consent of PricewaterhouseCoopers LLP, independent certified public accountants for BlueHalo Financing TopCo, LLC (f/k/a BlueHalo Financing Holdings, LLC).
23.4	Consent of Grant Thornton LLP, independent certified public accountants for Eqlipse Technologies Financing Holdings, LLC.
23.5	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney for AeroVironment, Inc. (included on the signature page of the initial filing of this registration statement on Form S-4).
99.1*	Form of Proxy Card for Special Meeting of AeroVironment, Inc.
99.2	Consent of RBC Capital Markets, LLC.
107	Filing Fee Table.
*	To be filed by amendment.
Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)   That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)   That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(9)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(10)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(11)   To supply by means of a post-effective amendment all information concerning a transaction, and AeroVironment being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on January 31, 2025.
AEROVIRONMENT, INC
By: /s/ Wahid Nawabi Name: Wahid Nawabi Title: Chairman, President and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints Wahid Nawabi and Kevin P. McDonnell, each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys- in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact and any and all amendments to this registration statement.
Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Wahid Nawabi Wahid Nawabi	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 31, 2025
/s/ Kevin P. McDonnell Kevin P. McDonnell	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	January 31, 2025
/s/ Brian C. Shackley Brian C. Shackley	Vice President and Chief Accounting Officer (Principal Accounting Officer)	January 31, 2025
/s/ Charles Thomas Burbage Charles Thomas Burbage	Director	January 31, 2025
/s/ Admiral Phil S. Davidson Admiral Phil S. Davidson	Director	January 31, 2025
/s/ Cindy Lewis Cindy Lewis	Director	January 31, 2025
/s/ Mary Beth Long Mary Beth Long	Director	January 31, 2025
/s/ Edward R. Muller Edward R. Muller	Director	January 31, 2025

Signature	Title	Date
/s/ Stephen F. Page Stephen F. Page	Director	January 31, 2025
/s/ Joseph L. Votel Joseph L. Votel	Director	January 31, 2025